Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149983

Offer by Comet Merger Corporation
to Exchange
$7.70 in Cash
and
0.217 of a Common Share of SXC Health Solutions Corp.

for

Each Outstanding Share of Common Stock
of
National Medical Health Card Systems, Inc.

THE OFFER AND YOUR RIGHT TO WITHDRAW SHARES YOU TENDER IN THE OFFER WILL EXPIRE AT 10:00 A.M., NEW YORK CITY TIME, ON APRIL 29, 2008, UNLESS EXTENDED.

Comet Merger Corporation (“Offeror”), a newly formed, wholly-owned subsidiary of SXC Health Solutions, Inc. (“US Corp.”), which is a wholly-owned subsidiary of SXC Health Solutions Corp. (“SXC”), is offering to exchange for each outstanding share of common stock of National Medical Health Card Systems, Inc. (“NMHC”), par value $0.001 per share, validly tendered and not withdrawn in the offer:

•	$7.70 in cash, without interest; and

•	0.217 of a common share of SXC.

The offer is being made pursuant to an Agreement and Plan of Merger (as such agreement may be amended from time to time, the “merger agreement”), dated as of February 25, 2008, among SXC, US Corp., Offeror and NMHC. The board of directors of NMHC has unanimously (1) approved the merger agreement and approved the transactions contemplated thereby, including the offer and (2) recommended that holders of NMHC common stock accept the offer and tender their shares of NMHC common stock to Offeror pursuant to the offer. New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P., which collectively hold NMHC convertible preferred stock, convertible into approximately 54% of the issued and outstanding shares of NMHC common stock (on an as-converted basis), have entered into agreements with SXC pursuant to which they will convert their NMHC convertible preferred stock into NMHC common stock and upon such conversion, tender their shares of NMHC common stock in the offer, subject to certain conditions.

The offer is conditioned upon (1) there being validly tendered and not withdrawn prior to the expiration of the offer at least 9,600,000 shares of NMHC common stock, (2) Offeror being able to effect a short-form merger pursuant to Delaware law promptly following the time Offeror accepts shares of NMHC common stock for payment and exchange pursuant to the offer (without acquiring any additional shares of NMHC common stock other than the shares issued under the top up option described under the “Merger Agreement — The Offer — Top Up Option” on page 79 of this prospectus or any reduction in the number of shares of NMHC common stock then outstanding) and (3) the satisfaction or waiver of other conditions described in this prospectus under “The Offer — Conditions of the Offer” on page 51 of this prospectus.

SXC intends, promptly after completion of the offer, to seek to consummate a merger of Offeror with and into NMHC, with NMHC surviving the merger. If after completion of the offer and the purchase of shares of NMHC common stock pursuant to the top up option, Offeror owns 90% or more of the outstanding shares of NMHC common stock, Offeror may effect the merger through a “short-form merger” without the approval of NMHC stockholders, as permitted by Delaware law.

Neither SXC nor NMHC is asking NMHC stockholders for a proxy at this time nor are they asking NMHC stockholders to send a proxy. Any solicitation of proxies, if required, will be made pursuant to separate proxy solicitation materials complying with the Securities Exchange Act of 1934 (the “Exchange Act”).

SXC’s common shares are listed on the Nasdaq Stock Market under the symbol “SXCI” and the Toronto Stock Exchange under the symbol “SXC.” NMHC common stock is listed on the Nasdaq under the symbol “NMHC.” On March 27, 2008, the closing sales price on the Nasdaq of a SXC common share was $11.88 and the closing sales price of a share of NMHC common stock was $10.12. The market prices of SXC common shares and shares of NMHC common stock will fluctuate prior to the completion of the offer and thereafter, and may be higher or lower at the expiration date than the prices set forth above.

For a discussion of certain factors that NMHC stockholders should consider in connection with the offer, please carefully read “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2008.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates by reference important business and financial information about SXC and its subsidiaries from documents filed with the Securities and Exchange Commission, or “SEC,” that have not been included in or delivered with this prospectus. This information is available, without charge, at the SEC’s website at www.sec.gov, as well as from other sources. See “Where To Obtain More Information” on page 121 of this prospectus.

Copies of such information are also available to NMHC stockholders upon written or oral request to SXC’s information agent at its address or telephone number set forth below. In order to receive timely delivery of the documents, NMHC stockholders must request copies of these documents no later than April 22, 2008 (five business days before the currently scheduled expiration date of the offer).

Any questions or requests for assistance may be directed to the information agent at its address or telephone numbers set forth below. Additional copies of this prospectus and the letter of transmittal may be obtained from the information agent at its address and telephone numbers set forth below.

The information agent for the offer is:

Kingsdale Shareholder Services, Inc.
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone: 1-866-851-3215
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

You should rely only on the information contained in or incorporated by reference into this prospectus in deciding whether to tender your shares pursuant to the offer. SXC has not authorized anyone to provide you with information that differs from that contained in or incorporated by reference in this prospectus. The date of this prospectus is March 31, 2008. You should not assume that information contained in this prospectus and the information incorporated by reference is accurate as of any date other than the dates of the documents in which such information is contained, regardless of the time of delivery of this prospectus. SXC’s and NMHC’s businesses, financial conditions, results of operations and prospects may have changed since those dates.

i

FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and in other reports and statements released by SXC or Offeror that are not historical facts constitute “forward-looking statements.” These forward-looking statements are necessarily estimates reflecting the best judgment of senior management of SXC and Offeror or NMHC, as the case may be, and include comments that express SXC’s or NMHC, as the case may be, opinions about trends and factors that may impact its future operating results. Forward-looking statements may be identified by words such as “believes”, “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” or the negative of such terms, or other comparable terminology. Such statements include, but are not limited to, statements about the expected benefits of the acquisition of NMHC, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this prospectus about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. Such statements rely on a number of assumptions concerning future events, many of which are outside of SXC’s and NMHC’s control, and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” beginning on page 17 of this prospectus.

Factors that could cause actual results to differ materially include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceedings that have been or may be instituted against NMHC or SXC and others in connection with the merger agreement;

•	the inability to complete the offer or the merger due to the failure to satisfy the conditions to the offer and the merger, including SXC’s receipt of financing, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the “HSR Act,” and the receipt of other required regulatory approvals;

•	risks that the proposed acquisition disrupts current plans and operations and potential difficulties in employee retention as a result of the offer or the merger;

•	any inability to recognize the benefits of the merger;

•	the actual terms of the financing obtained in connection with the offer and the merger;

•	legislative, regulatory and economic developments; and

•	other factors described in SXC’s filings with the SEC or NMHC’s filings with the SEC.

Many of the factors that will determine the outcome of the subject matter of this communication are beyond NMHC’s and SXC’s ability to control or predict. SXC can give no assurance that the offer will be completed or that the conditions to the offer and the merger will be satisfied.

You are cautioned that forward-looking statements are not guarantees of future performance. All forward-looking statements made in or incorporated by reference into this prospectus should be considered in context with the risk factors discussed or incorporated by reference into this prospectus and the various disclosures made by SXC and NMHC in their various public reports.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or the date of any document in which they are included.

All subsequent written and oral forward-looking statements concerning the offer, the merger or other matters addressed in this prospectus and attributable to SXC, Offeror or NMHC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, none of SXC, Offeror or NMHC

v

undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

CERTAIN CANADIAN LAW MATTERS

The offer is being made for the securities of a Delaware corporation that is not a reporting issuer in any jurisdiction in Canada. The offer is being made to holders of shares of NMHC common stock resident in Canada pursuant to an exemption from the “take-over” bid requirements applicable in Canada and in accordance with corporate and tender offer requirements applicable in the United States. Stockholders of NMHC stock resident in Canada should be aware that such requirements might be different from those applicable to formal take-over bids under the take-over bid requirements applicable in Canada. In addition, stockholders of NMHC resident in Canada should be aware that the disposition of shares of NMHC common stock by them as described in this prospectus may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in this prospectus and such holders are urged to consult their tax advisors.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA NOR IN THE UNITED STATES, NOR HAS ANY SUCH AUTHORITY PASSED UPON THE FAIRNESS, ADEQUACY OR MERITS OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY

This section summarizes selected information presented in greater detail elsewhere in this prospectus. However, this summary does not contain all of the information that may be important to you. Important information is contained elsewhere in this prospectus and the other documents to which this prospectus refers. You are urged to read carefully this prospectus and the other documents to which this prospectus refers, including the merger agreement which is attached as Annex A to this prospectus and incorporated herein by reference. See “Where To Obtain More Information” on page 121 of this prospectus.

As used in this prospectus, unless otherwise indicated or the context requires, “SXC,” “we,” “us” and “our” refers to SXC Health Solutions Corp. and its consolidated subsidiaries, “Offeror” refers to Comet Merger Corporation, and “NMHC” refers to National Medical Health Card Systems, Inc. and its consolidated subsidiaries.

The Offer to Exchange (Page 49)

We are proposing to acquire all of the outstanding shares of NMHC common stock, including the shares of NMHC common stock to be issued upon conversion of NMHC’s Series A 7% Convertible Preferred Stock to be converted into NMHC common stock prior to the expiration of the offer, through the offer and merger. Offeror is offering to exchange for each outstanding share of NMHC common stock validly tendered and not withdrawn:

•	$7.70 in cash, without interest; and

•	0.217 of a common share of SXC.

SXC intends, promptly after the completion of the offer, to cause Offeror to merge with and into NMHC, with NMHC surviving the merger. In the merger, each share of NMHC common stock outstanding immediately prior to the merger (other than shares of NMHC common stock held in NMHC’s treasury or beneficially owned directly or indirectly by SXC or NMHC or for which appraisal rights are exercised) will be converted into the right to receive $7.70 in cash, without interest and 0.217 of a common share of SXC (which consideration in this second step merger will be adjusted to reflect any changes to the consideration in the offer). We refer to this merger as the “second step merger.” After the second step merger, NMHC will be an indirect, wholly-owned subsidiary of SXC and the former NMHC stockholders will not have any equity ownership interest in NMHC as the surviving corporation. If after completion of the offer and the purchase of shares of NMHC common stock pursuant to the top up option described below, Offeror owns 90% or more of the outstanding shares of NMHC common stock, Offeror may effect the second step merger through a “short-form merger” without the approval of NMHC stockholders, as permitted by Delaware law. Because it is a condition to the completion of the offer that Offeror be able to promptly complete a “short-form merger,” unless we waive that condition, we anticipate that if the offer is completed, Offeror will be able to effect the second step merger through the short-form merger process.

The exchange ratio in the offer and the second step merger is fixed and will not fluctuate with changes in the market price. Approximately 2.9 million SXC common shares will be issued in exchange for all of the outstanding shares of NMHC common stock on a fully-diluted basis.

Timing of the Offer (Page 50)

Offeror is commencing the offer on March 31, 2008, the date of distribution of this prospectus. The offer currently is scheduled to expire at 10:00 a.m., New York City time, on April 29, 2008. The term “expiration date” as used in this prospectus means 10:00 a.m., New York City time, on April 29, 2008, unless Offeror extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

The Offer is Subject to Conditions (Page 51)

The offer is subject to a number of conditions and Offeror will not be required to accept for payment and exchange any shares of NMHC common stock tendered in the offer if any of these conditions is not satisfied in SXC’s reasonable discretion. These conditions include, but are not limited to, the following:

•	There being validly tendered and not withdrawn prior to the expiration date at least 9,600,000 shares of NMHC common stock. We refer to this condition as the “minimum condition.”

•	Offeror being able to effect a short-form merger pursuant to Delaware law promptly following the date and time Offeror first accepts shares of NMHC common stock pursuant to the offer (which date and time we refer to as the “acceptance date”) without acquiring any additional shares of NMHC common stock other than the shares issued under the top up option described under “Merger Agreement — The Offer — Top Up Option” or any reduction in the number of shares of NMHC common stock then outstanding). We refer to this condition as the “short-form condition.”

•	SXC having received debt financing under the debt commitment letter provided to US Corp. by General Electric Capital Corporation, or “GE Capital,” on terms consistent with such commitment letter or if the debt financing contemplated by the debt commitment letter is unavailable, SXC having received alternative financing as contemplated by the merger agreement.

•	The waiting period (and any extensions thereof) under the HSR Act applicable to the offer and the second step merger having expired or terminated.

•	The receipt of approvals of various governmental bodies.

•	Specified representations and warranties of NMHC contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and at and as of immediately prior to the expiration of the offer as if made at and as of such time. All other representations and warranties of NMHC set forth in the merger agreement being true and correct as of the date of the merger agreement and at and as of immediately prior to the expiration of the offer unless the inaccuracies as if made at and as of such time (without giving effect to any limitation as to knowledge, “materiality” or “material adverse effect” (as such term is described under “Merger Agreement — Representations and Warranties” on page 83 of this prospectus) set forth therein) would not, individually or in the aggregate, result in a material adverse effect on NMHC or, after giving effect to the second step merger, SXC.

•	NMHC having performed in all material respects all of its obligations required to be performed by it and having complied in all material respect with all agreements and covenants required to be complied with by it under the merger agreement.

•	There not having been any events, circumstances, developments, changes and effects that, individually or in the aggregate with other such events, circumstances, developments, changes and effects, has had, or would have, a material adverse effect on NMHC.

These conditions and the other conditions to the offer are discussed under “The Offer — Conditions of the Offer.”

The Offer May Be Extended, Terminated or Amended (Page 50)

Under the merger agreement, unless extended in accordance with the terms of the merger agreement, the offer will expire at 10:00 a.m., New York City time, on the twenty-first business day after the date that the offer is commenced. Under the merger agreement, if the offer has not been terminated, Offeror must extend the period during which the offer remains open:

•	if at the scheduled or extended expiration date any conditions of the offer have not been satisfied or waived, until the earlier to occur of August 1, 2008 and the satisfaction or waiver of all of the conditions; or

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq applicable to the offer or any period required by applicable law.

If (i) the parties agree in writing or (ii) unless the board of directors of NMHC has changed its recommendation to NMHC stockholders to accept the offer, the minimum condition or the short form condition has not been satisfied within 10 business days after the scheduled initial expiration of the offer (or such later time as the parties agree), then Offeror will terminate the offer and the parties will seek to consummate the acquisition of NMHC by way of a one step merger described under “Merger Agreement — The One Step Merger” on page 80 of this prospectus. We refer to the date on which the offer is required to be terminated as described in the prior sentence as a “change in structure event.”

Subject to the SEC’s applicable rules and regulations and the limitations contained in the merger agreement, we also reserve the right, in our sole and absolute discretion:

•	to terminate the offer and not accept for payment and exchange any shares of NMHC common stock upon the failure of any of the conditions of the offer to be satisfied (as determined in SXC’s reasonable discretion) prior to the expiration of the offer; and

•	to waive or modify any terms of the offer, provided that without NMHC’s written consent, we cannot (1) amend or waive the minimum condition if such waiver would result in the Offeror acquiring less than a majority of the outstanding shares of NMHC common stock on an as-converted basis, (2) decrease or change the form of the consideration to be paid in the offer, reduce the cash-to-stock ratio of the consideration or (3) amend or add conditions to the offer or otherwise modify the offer in a manner that adversely affects the NMHC stockholders;

by giving oral or written notice of such termination, waiver, modification or amendment to the exchange agent and depositary.

Procedure for Tendering Shares of NMHC Common Stock (Page 54)

To validly tender shares of NMHC common stock pursuant to the offer, NMHC stockholders must:

•	deliver certificates for tendered shares of NMHC common stock and a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus, all of which must be received by the exchange agent and depositary at one of those addresses prior to the expiration date;

•	arrange for a book-entry transfer of shares of NMHC common stock to be made to the exchange agent and depositary’s account at The Depository Trust Company, or “DTC,” and deliver to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus confirmation of this transfer and a properly completed and duly executed letter of transmittal, along with any required guaranteed signatures and any other required documents, all of which must be received by the exchange agent and depositary prior to the expiration date; or

•	arrange for a book-entry transfer of shares of NMHC common stock to be made to the exchange agent and depositary’s account at DTC and deliver to the exchange agent and depositary confirmation of this transfer, including an “agent’s message,” prior to the expiration date.

Stockholders will not be permitted to tender their shares by guaranteed delivery.

NMHC stockholders who hold shares of NMHC common stock in “street name” through a bank, broker or other nominee holder, and desire to tender their shares of NMHC common stock pursuant to the offer, should instruct the nominee holder to do so prior to the expiration date.

Tendered Shares of NMHC Common Stock May Be Withdrawn at Any Time Prior to the Expiration Date (Page 55)

Tendered shares of NMHC common stock may be withdrawn at any time prior to the expiration date. Once the offer expires all tenders are irrevocable. However, if Offeror has not accepted for payment and exchange shares tendered in the offer by May 30, 2008, NMHC stockholders may withdraw tendered shares at any time thereafter.

The Exchange Shall Occur Promptly After the Expiration Date (Page 56)

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), promptly after the expiration date, Offeror will accept for payment and exchange, and promptly after such acceptance will exchange, all shares of NMHC common stock validly tendered and not withdrawn prior to the expiration date.

Treatment of Fractional Shares

NMHC stockholders will not receive any fractional common shares of SXC in the offer. Instead of receiving any fractional common shares of SXC to which NMHC stockholders otherwise would be entitled, tendering NMHC stockholders will receive an amount in cash, without interest, rounded to the nearest whole cent, determined by multiplying (i) the closing price of a SXC common share as reported on the Nasdaq on the acceptance date by (ii) the fractional share interest to which such holder would otherwise be entitled, as described in “The Offer — Cash Instead of Fractional SXC Common Shares” on page 57 of this prospectus.

Reasons for the Offer (Page 35)

In determining whether to approve the merger agreement, the SXC board of directors considered, among other things:

•	the acquisition of NMHC’s pharmacy benefit management, or “PBM,” services, in particular its mail-order and specialty pharmacy services, is expected to complement SXC’s services and expand the portfolio of PBM services SXC will be able to offer;

•	the acquisition should diversify SXC’s customer, broker and consultant relationships; and

•	the estimated potential cost synergies and revenue opportunities in connection with the acquisition ranging from approximately $6 million to $8 million in the first 12 months after completion of the acquisition and $12 million to $14 million in the second 12 months after completion of the acquisition.

Recommendation of the NMHC Board

On March 31, 2008, NMHC filed its Solicitation/Recommendation Statement on Schedule 14D-9. That statement disclosed that on February 24, 2008, NMHC’s board of directors determined that the merger agreement, the offer and the mergers are advisable, fair to and in the best interests of NMHC and the NMHC stockholders, and recommended that NMHC stockholders tender their shares of NMHC common stock pursuant to the offer.

NMHC’s board of directors has unanimously:

•	approved the merger agreement;

•	approved the offer and the mergers contemplated by the merger agreement and determined that the merger agreement, the offer, and the mergers are advisable, fair to and in the best interests of NMHC and the NMHC stockholders; and

•	recommended that NMHC stockholders tender their shares pursuant to the offer.

THE BOARD OF DIRECTORS OF NMHC HAS RECOMMENDED THAT NMHC’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES OF NMHC COMMON STOCK PURSUANT TO THE OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT.

Merger Agreement (Page 79)

The merger agreement provides for the making of the offer. Under the merger agreement, the obligation of Offeror to accept for payment and exchange and to pay for and exchange NMHC common stock tendered pursuant to the offer is subject to the satisfaction of certain conditions. These conditions are described under “The Offer — Conditions of the Offer.”

The merger agreement also provides for the second step merger. Upon completion of the second step merger, each share of NMHC common stock outstanding immediately prior to the second step merger (other than shares of NMHC common stock held in NMHC’s treasury or beneficially owned directly or indirectly by SXC or NMHC or for which appraisal rights are exercised) will be cancelled and converted into the right to receive $7.70 in cash, without interest, and 0.217 of a common share of SXC. This consideration will be paid upon surrender of the stock certificates formerly representing the cancelled shares of NMHC common stock in the manner provided in the merger agreement.

No Solicitation

Under the terms of the merger agreement, subject to certain exceptions described in part below, NMHC has agreed that it will not, and will use its reasonable best efforts to ensure that its affiliates or representatives do not, directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate the submission of any acquisition proposal (such term is described under “Merger Agreement — No Solicitation of Other Offers” on page 85 of this prospectus) or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, agreement, option agreement or other agreement relating to any acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal; or

•	participate or enter into or engage in negotiations or discussions with, or provide any non-public information or data to, any person relating to any acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal.

However, NMHC may, subject to the terms and conditions of the merger agreement, (i) pursuant to a confidentiality agreement, furnish certain information to any party that makes an acquisition proposal after the date of the merger agreement, provided such information is available to SXC at or prior to the time it is made available to the third party and (ii) participate, engage or assist in discussions and negotiations with any party that makes an acquisition proposal after the date of the merger agreement with respect to such acquisition proposal, provided, that in the case of both (i) and (ii), such acquisition proposal was not solicited in violation of the terms of the merger agreement and the board of directors of NMHC (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside counsel, that such acquisition proposal is or is reasonably likely to lead to a superior proposal (such term is described under “Merger Agreement — No Solicitation of Other Offers” on page 85 of this prospectus) and the board of directors of NMHC (or any committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to take such action is or would reasonably likely be inconsistent with the fiduciary duties of the board of directors of NMHC.

Termination

The merger agreement may be terminated at any time by mutual written consent of SXC and NMHC or by either NMHC or SXC:

•	if shares of NMHC common stock have not been accepted for payment and exchange pursuant to the offer, or, if the acquisition is being effected as a one step merger, if the one step merger has not occurred, by August 1, 2008;

•	if a governmental entity has issued a final, non-appealable order preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by the merger agreement; or

•	if the acquisition is being effected as a one step merger, if at the NMHC stockholders meeting (including any adjournment or postponement thereof), the requisite NMHC stockholder approval is not obtained.

Termination by SXC.  Under the merger agreement, SXC may terminate the merger agreement prior to the acceptance date if:

•	the board of directors of NMHC has not included its recommendation of the merger agreement, the offer, the merger and the transactions contemplated by the merger agreement, which recommendation we refer to as the “company recommendation” in the Schedule 14D-9, in the prospectus and/or in the proxy statement;

•	the board of directors of NMHC (or any committee thereof) withdraws or modifies in a manner adverse to SXC the recommendation of the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement or its approval thereof (which we refer to as a “change in recommendation”);

•	the board of directors of NMHC (or any committee thereof) approves, recommends, or submits to the stockholders of NMHC any acquisition proposal, or NMHC enters into any agreement to effect any acquisition proposal;

•	the board of directors of NMHC (or any committee thereof) publicly proposes to take any of the actions described in the three bullet points directly above;

•	a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the NMHC is commenced, and the board of directors of NMHC fails to recommend against acceptance of such tender offer or exchange offer within 10 business days after such commencement other than any “stop, look and listen” disclosure; or

•	there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of NMHC set forth in the merger agreement, or any such representation and warranty has become untrue after the date of the merger agreement, that would result in a failure to the conditions to the offer related to the representations and warranties and covenants of NMHC and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by SXC to NMHC.

If the acquisition is being effected by a one step merger, SXC will have similar termination rights with respect to that acquisition.

Termination by NMHC.  NMHC may terminate the merger agreement prior to the acceptance by Offeror of shares of NMHC common stock for payment and exchange:

•	to enter into a transaction that constitutes a superior proposal if it complies with the provisions described under “Merger Agreement — No Solicitation of Other Offers” on page 85 of this prospectus; or

•	if there have been any breaches of, or inaccuracies in, any representations, warranties or covenants or agreements of SXC, US Corp. or Offeror set forth in the merger agreement, or any such representation and warranty has become untrue, and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by NMHC to SXC.

If the acquisition is being effected as a one step merger, NMHC will have similar termination rights with respect to that acquisition.

Termination Fees

The merger agreement provides that if the merger agreement is terminated under certain circumstances, including if NMHC terminates the merger agreement in order to enter a transaction that is a superior proposal or SXC terminates the merger agreement under one of the provisions described in the first five bullet points under “— Termination by SXC” above, NMHC will be required to pay to SXC a termination fee of $5,000,000, less any fees and expenses as described in the following sentence. In addition, if the merger agreement is terminated under certain circumstances, NMHC will be required to reimburse SXC for its reasonable out-of-pocket fees and expenses, subject to a maximum of $2,000,000.

If the acquisition is being effected as a one step merger, similar termination provisions will apply.

Regulatory Approvals (Page 91)

The offer is subject to the condition that certain regulatory filings be made and approvals be received, including:

•	either (1) NMHC having received a determination from the Delaware Commissioner of Insurance that NMHC is primarily engaged in a business other than the business of insurance or (2) the Delaware Department of Insurance having approved the acquisition of control of NMHC Group Solutions, Inc.;

•	SXC having received the approval of any governmental entity that requires a Form A application in connection with the transactions contemplated by the merger agreement;

•	NMHC and SXC having filed a pre-acquisition notice with the Delaware Commissioner of Insurance and the applicable waiting period related thereto having expired; and

•	the waiting period for the consummation of the transactions under the HSR Act having expired or terminated.

SXC and NMHC filed their respective Notification and Report Forms with the Federal Trade Commission (the “FTC”) on March 21, 2008 and March 24, 2008, respectively. Accordingly, the waiting period under the HSR Act with respect to the offer will expire at 11:59 p.m., New York City time, on April 21, 2008, unless such period is terminated earlier or extended.

NMHC has filed the request for determination with the Delaware Commissioner of Insurance. On March 17, 2008, the required pre-acquisition notice was also filed with the Delaware Commissioner of Insurance.

Financing (Page 93)

The offer is conditioned upon the receipt by US Corp. of the debt financing contemplated by the debt financing commitment letter dated February 25, 2008 from GE Capital or, if the financing under that letter is not available, alternative financing as contemplated by the merger agreement.

Offeror estimates that the total portion of the purchase price to be paid in cash for all of the outstanding shares of NMHC common stock proposed to be acquired pursuant to the offer and the second step merger, including associated fees and expenses, will be approximately $105.5 million. The debt commitment letter provides a commitment for a $10 million senior secured revolving credit facility and a six-year $48 million senior secured term loan. The proceeds from the term loan will be used to acquire shares of NMHC common stock tendered in the offer or converted into the right to receive the merger consideration pursuant to the second step merger and to pay associated transaction fees and expenses.

Dividend Policy of SXC (Page 16)

SXC does not currently pay a regular quarterly dividend. SXC expects that following completion of the transactions, it will not pay a regular quarterly dividend in the near future. In addition, there will be limitations on SXC’s ability to pay dividends under the senior secured financing. See “The Offer — Source and Amount of Funds” on page 75 of this prospectus.

Appraisal Rights (Page 64)

No appraisal rights are available in connection with the offer. However, NMHC stockholders will have the right to exercise appraisal rights under Delaware law in connection with the second step merger.

Comparative Per Share Market Price Information (Page 16)

SXC common shares are listed on the Nasdaq under the symbol “SXCI” and on the Toronto Stock Exchange under the symbol “SXC.” Shares of NMHC common stock are listed on the Nasdaq under the symbol “NMHC.” On February 25, 2008, the last full trading day before the public announcement of the execution of the merger agreement, the closing price of SXC common shares on the Nasdaq was $15.95 and the closing price of NMHC common stock on the Nasdaq was $9.85. On March 27, 2008, the most recent practicable date prior to the date of this prospectus, the closing sales price of SXC common shares was $11.88 and the closing sales price of shares of NMHC common stock was $10.12. NMHC stockholders should obtain current market quotations for SXC common shares and NMHC common stock before deciding whether to tender their shares in the offer.

Ownership of SXC After the Offer (Page 58)

SXC estimates that if the offer and the second step merger are completed, former NMHC stockholders would own, in the aggregate approximately 12% of the SXC common shares outstanding immediately after the second step merger.

Material Differences in Rights of Stockholders (Page 108)

The rights of SXC stockholders are different in some respects from the rights of NMHC stockholders as NMHC is governed by Delaware law and SXC is governed by Yukon law. Therefore, NMHC stockholders will have different rights as stockholders once they become SXC stockholders.

Tax Considerations (Page 58)

The exchange of shares of NMHC common stock for SXC common shares and cash pursuant to the offer, second step merger or one step merger will be a fully taxable transaction for U.S. federal income tax purposes. As a result, a holder of shares of NMHC common stock is expected to recognize gain or loss equal to the difference between the amount of cash and the fair market value of any SXC common shares received (determined as of the effective time of the exchange, and the stockholder’s basis in the shares of NMHC common stock surrendered).

The U.S. federal income tax consequences described above may not apply to some holders of NMHC common stock, including certain types of holders specifically referred to under “The Offer — Material U.S. Federal Income Tax Considerations” on page 58 of this prospectus.

Holders of shares of NMHC common stock are urged to carefully read the discussion under “The Offer — Material U.S. Federal Income Tax Considerations” and consult their tax advisors as to the specific tax consequences to them of the offer, the second step merger or one step merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

Accounting Treatment (Page 77)

The acquisition of NMHC by SXC will be accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles, or GAAP.

The One Step Merger (Page 80)

If (i) the parties agree in writing or (ii) unless the board of directors of NMHC has changed its recommendation to NMHC stockholders to accept the offer, the minimum condition or the short form condition has not been satisfied within 10 business days after the scheduled initial expiration of the offer (or such later time as the parties agree), Offeror will terminate the offer and the parties will instead seek to consummate SXC’s acquisition of NMHC by a merger of Offeror with and into NMHC (the “one step merger”), whereby each issued and outstanding share of NMHC common stock would be converted into the right to receive $7.70 in cash, without interest, and 0.217 of a SXC common share, following the adoption of the merger agreement by a majority of the outstanding shares of NMHC common stock and NMHC convertible preferred stock (with each share of NMHC convertible preferred stock representing 83.64% of a share of NMHC common stock for voting purposes) voting together as a single class. We sometimes refer to the second step merger or the one step merger as the “merger.” After the one step merger, the surviving corporation will be an indirect, wholly-owned subsidiary of SXC and the former NMHC stockholders will not have any equity ownership interest in the subsidiary.

Interests of Certain Persons

The interests of some of the directors and executive officers of NMHC in the offer and the second step merger are different from, and may be in addition to, those of NMHC stockholders generally. These interests include:

•	current and future employment arrangements;

•	the conversion and accelerated vesting of stock options and restricted stock previously issued to certain directors and officers of NMHC;

•	severance benefits; and

•	the indemnification of director and officers of NMHC against certain liabilities.

The board of directors of NMHC was aware of and considered these interests when it considered and unanimously approved the merger agreement, the offer and the mergers.

Information About SXC, US Corp., Offeror and NMHC (Page 33)

SXC

SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642
(800) 282-3232

SXC Health Solutions Corp., a corporation organized under the laws of the Yukon Territory, Canada, is a leading provider of PBM services and healthcare IT solutions to the healthcare benefit management industry. SXC’s product offerings and solutions combine a wide range of PBM software applications, application service provider (“ASP”) processing and PBM services, and professional services designed for many of the largest organizations in the pharmaceutical supply chain, such as pharmacy benefit managers, managed care organizations, self-insured employer groups, retail pharmacy chains, and state and federal government entities. SXC’s solutions are available on a license basis with ongoing maintenance and support or on a transaction fee basis using an ASP model. SXC’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as PBMs. Its provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by SXC’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

SXC Health Solutions, Inc.

SXC Health Solutions, Inc.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642
(800) 282-3232

SXC Health Solutions, Inc., a Texas corporation, is a wholly-owned subsidiary of SXC.

Comet Merger Corporation

Comet Merger Corporation
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642
(800) 282-3232

Comet Merger Corporation, a Delaware corporation, is a wholly-owned subsidiary of US Corp. Offeror is newly formed, and was organized for the purpose of making the offer and consummating the transactions contemplated by the merger agreement. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the transactions contemplated by the merger agreement.

National Medical Health Card Systems, Inc.

National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(800) 251-3883

National Medical Health Card Systems, Inc., a Delaware corporation, provides PBM services in the United States. Its PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. It also owns and operates a mail service pharmacy and a specialty pharmacy. NMHC markets its services through direct sales force, brokers, and consultants. It serves managed care organizations, local governments, unions, corporations, health maintenance organizations, employers, workers’ compensation plans, third party health care plan administrators, and federal and state government programs through its network of licensed pharmacies. NMHC was founded in 1981 and is headquartered in Port Washington, New York.

Questions about the Offer and the Second Step Merger

NMHC stockholders should contact Kingsdale Shareholder Services, Inc., SXC’s information agent, at the following address and telephone numbers with any questions about the offer or the second step merger, or to request additional copies of this prospectus or other documents:

Kingsdale Shareholder Services, Inc.
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone: 1-866-851-3215
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers call collect: 416-867-2272

Selected Historical Consolidated Financial Data of SXC

The following selected financial data as at December 31, 2007, 2006 and 2005 and for each of the fiscal years in the three year fiscal period ended December 31, 2007 has been derived from the audited financial statements of SXC prepared in accordance with U.S. GAAP. The selected financial data as at December 31, 2004 and for the year ended December 31, 2004 has been constructed from the fiscal 2004 audited financial statements of the Company prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP. Selected financial data for fiscal 2007, 2006, 2005 and 2004 is in accordance with U.S. GAAP. Selected financial data as at and for the 10 month period ended December 31, 2003 is presented in accordance with Canadian GAAP. The Company is unable to present these amounts in accordance with U.S. GAAP without unreasonable effort and expense. The historical results of SXC are not necessarily indicative of the future performance of SXC, including after completion of the offer and the second step merger. This information is only a summary. You should read it in conjunction with SXC’s historical consolidated financial statements and related notes contained in the reports and other information SXC has filed with the SEC and incorporated by reference into this prospectus as well as other information filed by SXC with the SEC. See “Where To Obtain More Information” on page 121 of this prospectus.

					Ten Months Ended
	Fiscal Year Ended December 31,				December 31,
	2007(6)	2006(4)(5)	2005(3)	2004(2)(5)	2003(1)
	(In thousands, except per share data)

Statements of Earnings Data:
Revenue	$93,171	$80,923	$54,123	$33,042	$28,689
Operating income	$12,778	$15,407	$7,885	$3,177	$3,752
Net income	$13,146	$13,647	$7,722	$2,294	$2,910
Net income per share, basic	$0.63	$0.73	$0.52	$0.19	$0.27
Net income per share, diluted	$0.61	$0.69	$0.50	$0.18	$0.25
Weighted average common shares outstanding:
Basic	20,755,372	18,710,370	14,805,857	11,844,391	10,871,681
Diluted	21,562,754	19,700,139	15,437,138	12,406,018	11,588,050
Ratio of earnings to Fixed Charges	104.74	9.57	4.84	3.31	4.65
Balance Sheets Data:
Cash and cash equivalents	$90,929	$70,943	$35,952	$29,637	$13,495
Total assets	$158,388	$131,224	$81,304	$70,759	$31,989
Long-term debt	$—	$—	$11,573	$13,752	$7,823
Total liabilities	$25,167	$19,734	$21,833	$38,206	$14,145
Total stockholders’ equity	$132,457	$111,490	$59,471	$32,553	$17,844

(1)	Information is derived from the audited financial statements for the 10 months ended December 31, 2003 prepared in accordance with Canadian GAAP. SXC is unable to present the amounts in accordance with U.S. GAAP without unreasonable effort and expense. On October 14, 2003, the board of directors of SXC approved a change in SXC’s fiscal year end from February 28 to December 31.

(2)	On December 17, 2004, SXC, through a wholly-owned subsidiary, acquired all of the outstanding shares of Health Business Systems, Inc. (“HBS”), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology. The results of operations of the acquired business are included from the date of acquisition on December 17, 2004 and for the entire year subsequently.

(3)	On November 29, 2005, SXC completed a public offering in Canada of 2,250,000 common shares at a price of Cdn.$10.00 per common share. The gross proceeds of the offering were $19.2 million (Cdn.$22.5 million). Share issuance costs were approximately $1,200,000.

(4)	On June 22, 2006, SXC completed a public offering in Canada and the U.S. of 3,200,000 common shares at a price of Cdn.$13.50 per common share. The gross proceeds of the offering were $38.7 million (Cdn.$43.2 million), excluding underwriting fees and issuance costs of $2,596,000 and $1,384,000, respectively.

(5)	As of January 1, 2004, SXC adopted the fair value method of accounting for stock-based compensation accordance with Financial Accounting Standards Board Statement (“FASB”) No. 123, Accounting for Stock-Based Compensation. In addition, effective January 1, 2006, SXC is required to apply the provisions of FASB Statement No. 123R, Share based Payment. Both standards were adopted using the modified-

prospective transition method and, as a result, no stock–based compensation expense was recorded for the ten months ended December 31, 2003.

(6)	Effective January 1, 2007, SXC adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes and, as a result, SXC recognized an adjustment in the liability for unrecognized income tax benefits of $0.2 million as a reduction in the beginning balance of retained earnings that the other years do not consider.

Selected Historical Consolidated Financial Data of NMHC

The following table sets forth selected historical consolidated financial data of NMHC for each of the five years ended June 30, 2007 and unaudited historical consolidated financial data for the six-month periods ended December 31, 2007 and 2006. The selected historical consolidated financial data for the five fiscal years ended June 30, 2007 was derived from NMHC’s audited consolidated financial statements as of and for each of the fiscal years in the five-fiscal year period ended June 30, 2007. The unaudited historical results for the six-month period ended December 31, 2007 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. The NMHC unaudited and audited historical financial statements are included in Annexes E and G to this prospectus, respectively. NMHC’s management has informed SXC that it believes that the respective interim SEC unaudited consolidated financial statements reflect all adjustments necessary, consisting only of normal recurring accruals, for a fair presentation of the results for the interim periods presented. This information is only a summary.

The NMHC unaudited interim financial statements are included in NMHC’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the SEC, which is included in Annex E to this prospectus. Such interim financial statements were prepared in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. See “Where To Obtain More Information” on page 121 of this prospectus. The historical results of NMHC are not necessarily indicative of the future performance of NMHC or SXC, including after completion of the offer and the second step merger.

	For the Six Months
	Ended December 31,		For the Fiscal Years Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
	(unaudited) (In thousands except per share data)

Income Statements Data:(1)
Revenue	$333,850	$388,017	$679,081	$862,853	$800,592	$651,098	$573,266
Operating income (loss)	$(1,576)	$4,855	$(166)	$15,514	$18,923	$13,437	$11,820
Net income (loss)	$(510)	$2,926	$92	$9,657	$12,381	$7,953	$6,414
Redeemable convertible preferred stock cash dividends	$—	$2,823	$5,600	$5,600	$5,600	$1,596	$—
Net (loss) income available to common stockholders	$(749)	$(136)	$(5,983)	$3,582	$6,306	$(73,778)	$6,414
Earnings (loss) per share, basic	$(0.14)	$(0.03)	$(1.10)	$0.70	$1.39	$(11.14)	$0.85
Earnings (loss) per share, diluted	$(0.14)	$(0.03)	$(1.10)	$0.67	$1.03	$(11.14)	$0.80
Weighted average common shares outstanding:
Basic	5,528	5,430	5,454	5,143	4,542	6,622	7,590
Diluted	5,528	5,430	5,454	5,311	11,983	6,622	8,036

	For the Six Months
	Ended December 31,		For the Fiscal Years Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
	(unaudited)		(In thousands)

Balance Sheets Data:
Cash and cash equivalents	$7,620	$11,760	$705	$8,410	$7,272	$3,388	$5,222
Total assets	$241,787	$283,691	$253,089	$272,153	$283,931	$226,149	$156,740
Long-term debt	$1,245	$1,807	$1,486	$—	$16	$13	$327
Total liabilities	$138,492	$178,126	$151,983	$170,809	$198,213	$157,383	$128,314
Total redeemable preferred stockholders’ equity	$77,052	$76,577	$76,813	$76,338	$75,864	$75,389	$—
Total common stockholders’ equity (deficit)	$26,243	$28,988	$25,513	$25,006	$9,854	$(6,623)	$28,426

(1)	Reference is made to Item 1, (Business), Item 7 (Management’s Discussion & Analysis of Financial Condition and Results of Operations) and Item 8 (Note 4 — Business Acquisitions) of NMHC’s Annual Report on Form 10-K for the year ended June 30, 2007 for descriptions of the various acquisitions that have been consummated in the last three years and the financing arrangements that have been set in place. Such acquisitions and financings affect the comparability of the information provided in the foregoing table for fiscal years 2003 through 2007.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following table sets forth selected unaudited pro forma condensed combined financial data derived from:

•	the audited consolidated financial statements of SXC for the fiscal year ended December 31, 2007, which are incorporated by reference into this prospectus; and

•	the interim unaudited consolidated financial statements of NMHC for the six month periods ended December 31, 2007 and 2006 and the audited consolidated financial statements of NMHC for the fiscal year ended June 30, 2007 which are contained in Annexes E and G to this prospectus, respectively.

The table below sets forth selected unaudited pro forma condensed combined financial data that gives effect to the offer and the second step merger as though they had occurred, in the case of the statements of earnings, at the beginning of the period presented, and in the case of the balance sheets data, as of December 31, 2007.

The following unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved during the periods presented had the consummation of the acquisition taken place on the dates indicated or the future operations of SXC after completion of the acquisition.

The following unaudited pro forma financial data should be read in conjunction with:

•	the Unaudited Pro Forma Condensed Combined Financial Information and the accompanying notes in the section captioned “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 100 of this prospectus;

•	the audited financial statements of SXC for the fiscal year ended December 31, 2007 and the notes relating thereto, which are incorporated by reference into this prospectus; and

•	The unaudited financial statements of NMHC for the six month periods ended December 31, 2007 and 2006 and the audited financial statements of NMHC for the fiscal year ended June 30, 2007 and the notes relating thereto, which are contained in Annexes E and G to this prospectus, respectively.

Fiscal Year
Ended
December 31,
2007(1)
(In thousands,
except per
share data)
(unaudited)

Pro Forma Statements of Operations Data:
Revenue	$716,967
Gross profit	$135,587
Net income	$(1,064)
Net earnings per share(2):
Basic and diluted	$(0.05)
Ratio of Earnings to Fixed Charges	−0.10

At
December 31,
2007
(In thousands,
except per
share data)
(unaudited)

Pro Forma Balance Sheet Data:
Current assets	$193,185
Working capital	$39,920
Total assets	$410,695
Total liabilities	$237,354
Total stockholders’ equity	$173,341
Book value per share	$7.36

(1)	SXC has a fiscal year end of December 31 whereas NMHC has a June 30 fiscal year end. In order to prepare the Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2007, NMHC’s operating results were first conformed to SXC’s year-end. This was done utilizing NMHC’s historical financial statements as of and for the fiscal year ended June 30, 2007, and their historical unaudited financial statements as of and for the six-month period ended December 31, 2007.

(2)	The unaudited pro forma combined per share amounts and weighted average common shares reflect the combined weighted average of SXC common shares for each period presented and the NMHC common and preferred shares, adjusted to reflect the exchange ratio of 0.217 of a SXC common share for each share of NMHC stock.

Comparative Historical and Unaudited Pro Forma Per Share Data

The following table reflects historical per share data for SXC and NMHC and unaudited pro forma condensed combined per share data giving effect to the offer and the second step merger, assuming the issuance of 0.217 of a SXC common share and the payment of $7.70 in cash, without interest, in exchange for each outstanding share of NMHC common stock. The unaudited pro forma condensed combined per share data was derived from the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 100 of this prospectus. For a discussion of the assumptions and adjustments made in preparing the unaudited pro forma combined and condensed financial statements presented in this prospectus, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 100 of this prospectus. The historical per share information is derived from the financial statements of SXC as of and for the fiscal year ended December 31, 2007 and from the financial statements of NMHC for the fiscal year ended June 30, 2007 and as of and for the six months ended December 31, 2007 and 2006. The NMHC per share equivalents are calculated by multiplying the unaudited SXC pro forma combined per share amounts by the exchange ratio of 0.217.

NMHC stockholders should read the information presented in the following table in conjunction with:

•	the historical financial statements of SXC and the related notes which are incorporated herein by reference;

•	the unaudited and audited historical financial statements of NMHC and the related notes which are contained in Annexes E and G to this prospectus, respectively; and

•	the “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 100 of this prospectus.

The pro forma data is unaudited and for illustrative purposes only and is not necessarily indicative of the results that would have been achieved during the periods presented had the companies always been combined or the future results that SXC will achieve after the completion of the acquisition. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors” beginning on page 17 of this prospectus.

Year Ended
December 31,
SXC	2007
unaudited

Historical data per share of SXC common shares
Net earnings:
Basic	$0.63
Diluted	$0.61
Book value	$6.38
Cash dividends declared	$0
Unaudited pro forma combined data per share of SXC common shares
Pro forma earnings:
Basic and diluted	$(0.05)
Pro forma book value	$7.36

Six Months Ended
NMHC	December 31, 2007
unaudited

Historical data per share of NMHC common stock
Earnings:
Basic	$(0.14)
Diluted	$(0.14)
Book value	$4.75
Unaudited pro forma NMHC equivalents
Net income:
Basic and diluted	$(0.01)
Pro forma book value	$1.60

Recent Share Prices

SXC common shares are listed on the Nasdaq under the symbol “SXCI” and on the Toronto Stock Exchange under the symbol “SXC” and shares of NMHC common stock are listed on the Nasdaq under the symbol “NMHC.”

The following table sets out historical closing prices per share for SXC common shares and shares of NMHC common stock on the Nasdaq on February 25, 2008, the last full trading day before SXC announced the entry into the merger agreement, and March 27, 2008, the most recent practicable date before the date of this prospectus. The implied value per share of NMHC common stock consideration in the offer on each of the specified dates was $7.70 in cash represents the closing sales price of a SXC common share on that date multiplied by the exchange ratio of 0.217 per share.

	SXC	NMHC	NMHC Common Share Equivalent Price Plus Cash
	Common Shares	Common Shares	Cash	Stock	Total

February 25, 2008	$15.95	$9.85	$7.70	$3.46	$11.16
March 27, 2008	$11.88	$10.12	$7.70	$2.58	$10.28

The market prices of SXC common shares and shares of NMHC common stock will fluctuate prior to the expiration date of the offer and thereafter, and may be different at the expiration date from the prices set forth above, and for NMHC stockholders tendering shares of NMHC common stock in the offer, at the time they receive cash and SXC common shares. NMHC stockholders are encouraged to obtain current market quotations prior to making any decision with respect to the offer.

Comparative Stock Prices and Dividends

SXC common shares are listed on the Nasdaq under the symbol “SXCI.” Shares of NMHC common stock are listed on the Nasdaq under the symbol “NMHC.” The following table sets forth, for the respective calendar quarters of SXC and NMHC indicated, the high and low sales prices per share of SXC common shares and NMHC common stock as reported by the Nasdaq. The high and low sales prices per share of SXC common shares are listed beginning with the second calendar quarter of 2006, following the date of the initial public offering of its common shares on June 13, 2006. SXC has never paid a cash dividend on its common shares and NMHC has never paid a cash dividend on its common stock.

	SXC Common Shares		NMHC Common Stock
	High	Low	High	Low

2006, quarter ended:
March 31	—	—	$32.29	$27.02
June 30	$14.06	$10.17	$28.24	$10.77
September 30	$17.27	$10.50	$15.66	$12.73
December 31	$20.72	$14.68	$15.75	$8.80
2007, quarter ended:
March 31	$21.30	$17.35	$15.48	$11.29
June 30	$28.96	$18.85	$17.76	$14.16
September 30	$31.48	$15.26	$16.83	$8.76
December 31	$16.20	$11.35	$10.40	$8.09
2008, quarter ended:
March 31 (through March 27, 2008)	$16.00	$9.85	$10.79	$8.20

Dividends

SXC does not currently pay a quarterly dividend on its common shares. SXC expects that following completion of the transactions, it will not pay a regular quarterly dividend. In addition, there will be limitations on SXC’s ability to pay dividends under the senior secured credit facility.

RISK FACTORS

NMHC stockholders should carefully read this prospectus and the other documents referred to or incorporated by reference into this prospectus, including in particular the following risk factors, in deciding whether to tender their shares of NMHC common stock pursuant to the offer. Additional risks and uncertainties not presently known to SXC and NMHC or that are not currently believed to be important to you, if they materialize, also may adversely affect the acquisition and SXC following the acquisition.

The results of operations of SXC as the combined company will be subject to numerous risks affecting the business of SXC and NMHC. NMHC and SXC operate in a rapidly changing environment that involves a number of risks. The risks described below and other risks discussed elsewhere in this prospectus and SXC’s and NMHC’s SEC filings could materially and adversely affect the business, financial condition, prospects, operating results or cash flows of the combined company. For a discussion of additional risk factors that affect the business of NMHC which you should carefully consider, see the risks set forth in Item 1A “Risk Factors” in NMHC’s Form 10-K for the fiscal year ended June 30, 2007, which is attached as Annex G to this prospectus. For a discussion of additional risk factors that affect the business of SXC which you should carefully consider, see the risks set forth in the section entitled “Risk Factors” in SXC’s Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference.

Risk Factors Relating to the Acquisition

The value of SXC common shares to be received by NMHC stockholders will fluctuate.

The number of SXC common shares to be issued pursuant to the offer and the second step merger for each share of NMHC common stock is fixed. The market price of SXC common shares when the offer and the second step merger are completed may fluctuate significantly from its market price at the date of this prospectus. For example, during the 12-month period ended on March 27, 2008, the most recent practicable date prior to the mailing of this prospectus, SXC common shares traded in a range from a low of $9.85 to a high of $31.48 and ended that period at $11.88. See “Summary Comparative Stock Prices and Dividends” on page 16 of this prospectus for more detailed share price information.

Future fluctuations in the price of SXC common shares may be the result of various factors, including:

•	changes in the business, operations or prospects of SXC or NMHC, including as a result of actions of competitors;

•	general market and economic conditions; and

•	litigation and/or regulatory developments,

many of which factors are beyond SXC’s control. The value of the consideration to be received by NMHC stockholders in the offer and the second step merger will fluctuate with changes in the price of SXC’s common shares. Stockholders of NMHC are urged to obtain current market quotations for SXC common shares and NMHC common stock.

The anticipated benefits of the transaction may not be realized.

SXC and NMHC entered into the merger agreement with the expectation that the acquisition would result in various benefits. Achieving the anticipated benefits of the acquisition is subject to a number of uncertainties, including whether SXC integrates NMHC in an efficient and effective manner and general competitive factors in the market place.

The acquisition is the largest acquisition SXC has proposed to date. SXC may be unable to effectively integrate NMHC into its operations, which would result in fewer benefits from this acquisition than are currently anticipated, as well as increased costs. The acquisition involves numerous integration and other risks, including:

•	potential difficulties in the assimilation of operations, services, products and personnel;

•	potential loss of customers, vendors and other business partners;

•	the diversion of management’s attention from other business concerns;

•	the potential loss of key employees;

•	the consolidation of functional areas, such as sales and marketing operations;

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between NMHC and SXC;

•	the integration and management of the technologies and products of the two companies, including the consolidation and integration of information systems; and

•	the coordination of geographically separate organizations.

If the integration is not successful, or if SXC fails to implement its business strategy with respect to the acquisition, SXC may not be able to achieve expected results and its business, financial condition and results of operations may be adversely effected.

Among the factors considered by the boards of directors of SXC and NMHC in connection with their respective approvals of the merger agreement were the benefits that could result from the acquisition. SXC cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

The market price of SXC common shares may decline following the transaction.

The market price of SXC common shares may decline following the transaction as a result of any number of factors, including:

•	actual or anticipated fluctuations in revenues or operating results;

•	if the integration efforts are unsuccessful, are more difficult than expected or longer than expected;

•	if the expected benefits of the acquisition of NMHC are not achieved as rapidly or to the extent anticipated by SXC financial analysts or investors;

•	if the effect of the acquisition of NMHC on SXC’s financial results is not consistent with the expectations of SXC financial analysts or investors;

•	any failure to meet securities analysts’ or investors’ expectations of performance;

•	unanticipated changes in key management personnel;

•	any changes in the business, operations or prospects of SXC, including as a result of actions by competitors;

•	any litigation and/or regulatory developments; and

•	general market and economic conditions.

Many of these factors are beyond the control of SXC.

NMHC is subject to business uncertainties and contractual restrictions while the transaction is pending.

Uncertainty about the effect of the transaction on employees and customers may have an adverse effect on NMHC and consequently on SXC after completion of the transactions. These uncertainties may impair NMHC’s ability to attract, retain and motivate key personnel until the transaction is completed, and could cause customers, distributors and others that deal with NMHC to defer purchases or other decisions concerning NMHC, or to seek to change existing business relationships with NMHC. Employee retention may be particularly challenging during the pendency of the transaction as employees may experience uncertainty about their future roles with SXC following completion of the transaction. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with SXC following completion of the transaction, SXC’s business could be seriously harmed. In addition, the merger agreement restricts the operations of NMHC until the acquisition is completed or the merger agreement terminates. These restrictions may prevent NMHC from pursuing attractive business opportunities that may arise prior to the completion of the merger or termination of the merger agreement. Please see the section titled “Merger Agreement — Conduct of Business Before Completion of the Second Step Merger — Restrictions on NMHC’s Operations” beginning on page 88 of this prospectus for a description of the restrictive covenants applicable to NMHC.

SXC’s common stock may be affected by different factors and holders will have different rights than those as NMHC stockholders.

Upon completion of the offer, NMHC stockholders will receive SXC common shares and become stockholders of SXC. SXC’s business differs from that of NMHC, and SXC’s results of operations and the trading price of SXC common shares may be adversely affected by factors different from those that would affect NMHC’s results of operations and stock price.

In addition, holders of SXC common shares will have different rights as stockholders than those rights they had as NMHC stockholders. For a detailed comparison of the rights of SXC stockholders compared to the rights of NMHC stockholders, see “Comparison of Stockholder Rights” beginning on page 108 of this prospectus.

Failure to complete the offer and the second step merger or the one step merger may have an adverse effect on NMHC.

The merger agreement contains a number of conditions which must be satisfied or waived prior to the closing of the exchange offer, including, among other things, that at least a minimum of 9.6 million shares of NMHC common stock are tendered pursuant to the offer, that Offeror be able to effect a short-form merger promptly following the offer and the receipt by SXC of the debt financing contemplated by the debt commitment letter provided to SXC by GE Capital or, if unavailable, from alternative financing as described in the merger agreement. The merger agreement also contains a number of conditions which must be satisfied or waived in connection with a one step merger, including receipt of NMHC stockholder approval and receipt of financing as described in the preceding sentence. SXC cannot assure that these conditions will be satisfied or waived and consequently whether the offer and merger will be completed.

Failure to complete the offer and the second step merger or the one step merger may have an adverse effect on NMHC’s results of operations, financial condition and business. If the offer and the second step merger (or the one step merger) are not completed,

•	the price of NMHC common stock may decline; and

•	NMHC must still pay its costs incurred in connection with the offer and the merger such as legal, accounting and financial advisory fees.

In addition, if the merger agreement is terminated under certain circumstances, NMHC will be required to pay to SXC a termination fee of $5 million or SXC’s expenses, up to $2 million.

If SXC experiences a high turnover rate of NMHC employees after the offer and merger, SXC may not be able to effectively integrate NMHC’s operations and technology.

In order to successfully integrate NMHC’s operations and technology into SXC’s operations, SXC will require the continued services of NMHC’s sales, software development and professional services employees after the offer and merger. The pool of qualified personnel with experience in the healthcare and the healthcare information technology industries is limited. Competition for such qualified personnel can be intense, and SXC might not be successful in retaining NMHC’s employees. If SXC experiences a high turnover rate for NMHC employees, it may not be able to effectively integrate NMHC’s systems and operations.

SXC may fail to attract new customers or lose current customers as a result of the NMHC acquisition.

The transaction may cause disruptions, including potential loss of customers and other business partners, in SXC’s or NMHC’s business, which could adversely affect SXC’s business, financial condition and results of operations. SXC may experience difficulty in supporting and transitioning NMHC’s customers, and, consequently, certain of its current or potential new customers may cancel or defer requests for services. If SXC fails to attract new customers or generate additional business from its and NMHC’s current customers, SXC may not achieve its planned growth for the combined company.

Some of the stockholders, directors and executive officers of NMHC may be deemed to have interests in the offer and the merger that are different from, or in addition to, the interests of NMHC’s stockholders generally.

In considering the recommendation of NMHC’s board of directors that NMHC stockholders tender their shares, NMHC stockholders should recognize that the interests of some of the directors and executive officers of NMHC in the offer and the merger are different from, and may be in addition to, those of NMHC stockholders generally. These interests include:

•	current and future employment arrangements;

•	the conversion and accelerated vesting of stock options and restricted stock previously issued to certain directors and officers of NMHC;

•	severance benefits; and

•	the indemnification of director and officers of NMHC against certain liabilities.

Failure to obtain the approval of governmental authorities or consent of third parties under contracts of NMHC could have an adverse effect on the business of SXC following completion of the offer and the merger.

There are a number of licenses held by NMHC and contracts to which NMHC is a party that provide that NMHC must obtain the approval of the governmental authority issuing the license or the consent of the other party to the contract, as the case may be, in connection with completion of the transaction. It is not a condition to completion of the transactions that each of these consents under these contracts be obtained or that the approval of the applicable governmental authority that issued the license be obtained, unless in the case of the licenses failure to obtain such approval would make the offer or the merger illegal or would, individually or in the aggregate, have a material adverse effect on NMHC or, after the offer and the merger, SXC. Failure to obtain these consents and approvals could have an adverse effect on SXC.

Risks Factors Relating to SXC

Indebtedness incurred in connection with the transactions could have an adverse effect on the SXC’s operations and financial condition.

In connection with the transaction SXC will enter into new $58 million senior secured credit facilities and borrow approximately $48 million under the facilities and will be leveraged following the completion of the offer and second step merger or completion of the one step merger. SXC’s increased debt level and related debt service obligations following the merger will, among other things:

•	require SXC to dedicate a significant amount of its cash flow to the payment of principal and interest on its debt which will reduce the funds it has available for other purposes;

•	limit SXC’s liquidity and operational flexibility in changing economic, business and competitive conditions which could require it to defer planned capital expenditures, reduce discretionary spending, and/or acquisitions or other strategic opportunities;

•	impose on SXC financial and operational restrictions;

•	limit SXC’s ability to compete with companies that are not as leveraged, or whose debt is at more favorable interest rates and other terms and that, as a result, may be better positioned to withstand economic downturns; and

•	will expose SXC to increased interest rate risk due to variable interest rates under the facilities.

SXC’s financial and operating performance will be subject to prevailing economic and industry conditions and to certain financial, business and other factors, some of which are beyond its control. There can be no assurances that SXC will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable it to pay indebtedness or to fund other liquidity needs.

SXC may not be able to generate sufficient cash to service the indebtedness incurred in connection with the NMHC acquisition.

SXC’s ability to make scheduled payments on its debt obligations depends on its financial and operating performance, which will be subject to prevailing economic and industry conditions and to certain financial, business and other factors beyond its control. Based on its current and projected operations, SXC believes cash flow from operations, available cash and available borrowings will be adequate to meet its liquidity needs for the foreseeable future. There can be no assurances, however, that SXC’s business will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable it to pay indebtedness or to fund other liquidity needs.

If SXC’s cash flows and capital resources are insufficient to fund its debt service obligations, it may be forced to reduce or delay capital expenditures, sell assets or operations or seek additional capital. SXC cannot make any assurances that it would be able to take any of these actions or that these actions would be successful and permit it to meet its scheduled debt service obligations. If SXC cannot make scheduled payments on its debt, SXC will be in default, and as a result its lenders could declare all outstanding principal and interest to be due and payable, foreclose against the assets securing its borrowings from them and SXC could be forced into bankruptcy or litigation.

The terms of SXC’s proposed financing agreements impose many restrictions on SXC. The failure of SXC to comply with any of these restrictions following the acquisition, if consummated, could result in acceleration of SXC’s debt.

The operating and financial restrictions and covenants set forth in SXC’s proposed financing agreements may adversely affect its ability to finance future operations or capital needs or to engage in new business activities. The proposed debt agreements restrict SXC’s ability to, among other things:

•	incur liens;

•	make loans;

•	make acquisitions and investments;

•	incur additional indebtedness or make guarantees;

•	amend or otherwise alter debt and other material agreements; and

•	engage in asset sales.

In addition, SXC’s proposed financing agreements require that SXC comply with certain financial covenants, including certain financial ratios. As a result of these covenants and ratios, SXC will be limited in the manner in which it can conduct its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit SXC’s ability to successfully operate the combined business. A failure to comply with covenants or to maintain the financial ratios contained in the existing and proposed debt agreements could lead to an event of default that could result in an acceleration of the indebtedness. SXC cannot assure you that its future operating results will be sufficient to ensure compliance with the covenants in the proposed debt agreements or to remedy any such default.

SXC’s future growth is dependent on further market acceptance and increased market penetration of the combined company’s products.

SXC’s business model depends on its ability to sell its products and services. Achieving increased market acceptance of its products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the pharmaceutical supply chain. Additionally, pharmaceutical providers and payers, which may have invested substantial resources in other methods of conducting business and exchanging information, may be reluctant to purchase SXC products and services.

SXC cannot assure that pharmaceutical providers and payers will purchase the combined company’s products and services. If SXC fails to achieve broad acceptance of its products and services by pharmaceutical providers, payers and other healthcare industry participants or if it fails to position its services as a preferred method for information management and pharmaceutical healthcare delivery, SXC’s business, financial condition and results of operations may be materially adversely affected.

The electronic healthcare information market is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of SXC’s and NMHC’s offerings. SXC expects that additional competitors will continue to enter this market. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, products and services. Because the markets for our products and services are evolving, SXC is not able to predict the size and growth rate of the markets with any certainty. SXC cannot assure that the markets for its products and services will continue to grow or, if they do, that they will be strong and continue to grow at a sufficient pace. If markets fail to grow, grow more slowly than expected or become saturated with competitors, SXC’s business, financial condition and results of operations will be materially adversely affected.

Competition in the PBM industry is intense and could reduce or eliminate SXC’s profitability.

The PBM industry is very competitive. If SXC does not compete effectively, its business, results of operations, financial condition or cash flows could suffer. The industry is highly consolidated and dominated by a few large companies with resources, purchasing power and other competitive advantages that SXC does not have. A limited number of firms, including national PBM companies such as Medco, Express Scripts, Inc., and CVS/Caremark Rx, Inc., have significant market share. SXC’s competitors also include drug retailers, physician practice management companies, and insurance companies/health maintenance organizations. SXC may also experience competition from other sources in the future. PBM companies compete primarily on the basis of price, service, reporting capabilities and clinical services. In most cases, SXC’s competitors are large, profitable and well-established companies with substantially greater financial and marketing resources than SXC.

Consolidation in the healthcare industry could materially adversely affect SXC’s business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thereby decreasing the number of market participants, competition to provide products and services like SXC’s and NMHC’s will become more intense, and the importance of establishing relationships with key industry participants will become greater. In the past, SXC has lost customers as a result of industry consolidation. In addition, industry participants may try to use their market power to negotiate price reductions for SXC’s products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for our products. If SXC is forced to reduce prices as a result of either an imbalance of market power or decreased demand for its products, revenue would be reduced and SXC could become significantly less profitable.

Future changes in laws or regulations in the healthcare industry could adversely affect SXC’s business.

The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contained significant changes to Medicare and Medicaid and had an impact for several years on healthcare providers’ ability to invest in capital intensive systems. In addition, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and Canadian privacy statutes directly impact the healthcare industry by requiring various security and privacy measures in order to ensure the protection of patient health information. More recently, increased government involvement in healthcare, such as the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, and other U.S. initiatives at both the federal and state level could lower reimbursement rates and otherwise change the business environment of SXC customers and the other entities with which SXC or NMHC has a business relationship. Further, existing laws and regulations are subject to changing interpretation by courts, regulatory agencies, and agency officials. These factors affect the purchasing practices and operation of healthcare organizations. U.S. federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system and to change healthcare financing and reimbursement systems. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our product offerings. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, and SXC cannot predict the effect of possible future legislation and regulation on its business, financial condition and results of operations.

Demands by SXC’s customers for enhanced service levels or possible loss or unfavorable modification of contracts with customers could negatively affect SXC’s profitability.

As SXC customers face the continued rapid growth in prescription drug costs, they may demand additional services and enhanced service levels to help mitigate the increase in spending. SXC operates in a very competitive PBM environment, and as a result, may not be able to increase its fees to compensate for these increased services which could negatively affect its profitability.

Due to the terms of SXC’s and NMHC’s contracts with customers, if SXC is unable to renew those contracts or replace lost customers, its future business and results of operation would be adversely affected.

SXC’s and NMHC’s contracts with customers generally do not have terms longer than three years and, in some cases, are terminable by the customer on relatively short notice. SXC’s and NMHC’s larger customers generally seek bids from other PBM providers in advance of the expiration of their contracts. In addition, SXC believes the managed care industry is undergoing substantial consolidation, and another party that is not its customer could acquire some of its managed care customers. In such case, the likelihood such customer would renew its PBM contract with SXC could be reduced.

SXC’s business strategy of expansion through acquisitions may result in unexpected integration costs, loss of acquired business and/or dilution to existing shareholders.

SXC looks to the acquisition of other businesses as a way to achieve its strategy of expanding its product offerings and customer base. The successful implementation of this acquisition strategy depends on SXC’s ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate the acquired companies’ operations and technology successfully with its own and maintain the goodwill of the acquired business. SXC is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates or the likelihood that any potential acquisition will be completed. It is also possible that a potential acquisition will be dilutive to existing shareholders. In addition, while SXC believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

•	a diversion of management’s attention from other business concerns;

•	failure to successfully integrate the operations, services and products of an acquired company;

•	possible inconsistencies in standards, controls, procedures and policies among the companies being combined or assimilated which would make it more difficult to implement and harmonize company-wide financial, accounting, billing, information technology and other systems;

•	possible difficulties maintaining the quality of products and services that acquired companies have historically provided;

•	required amortization of the identifiable intangible assets of an acquired business, which will reduce our net income in the years following an acquisition, and we also would be required to reduce our net income in future years if we were to experience an impairment of goodwill or other intangible assets attributable to an acquisition;

•	the potential loss of key employees or customers from either our current business or the business of the acquired company; and

•	the assumption of significant and/or unknown liabilities of the acquired company.

SXC’s future success depends upon the ability to grow, and if it is unable to manage growth effectively, it may incur unexpected expenses and be unable to meet its customers’ requirements.

An important part of SXC’s business strategy is to expand the scope of its operations, both organically and through acquisitions. SXC cannot be certain that its systems, procedures, controls and space will be adequate to support expansion of its operations, and it may be unable to expand and upgrade its systems and infrastructure to accommodate future growth. Growth in operations will place significant demands on our management, financial and other resources. SXC’s future operating results will depend on the ability of its management and key employees to successfully manage changing business conditions and to implement and improve its technical, administrative, financial control and reporting systems. SXC’s inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage its business successfully could have a material adverse effect on its business, financial condition and results of operations.

Changes in the industry pricing benchmarks could adversely affect SXC’s financial performance.

Contracts in the prescription drug industry, including SXC’s and NMHC’s contracts with their retail pharmacy networks and with their PBM customers, generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include, but are not limited to, average wholesale price, or AWP, average manufacturer price, or AMP, wholesale acquisition cost, or WAC, actual acquisition cost, alternative benchmark price, direct price, federal upper limit, maximum reimbursable amount, net wholesale price and suggested wholesale price. Many of SXC’s and NMHC’s contracts utilize the AWP standard. Recent events have raised uncertainties as to whether payors, pharmacy providers, PBMs and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated or whether other pricing benchmarks will be adopted for establishing prices within the industry. Specifically, in June 2005, a class action lawsuit was commenced in the U.S. District Court for the District of Massachusetts by New England Carpenters Health Benefits Fund against FDB, one of several companies that report data on prescription drug prices, and McKesson Company. Plaintiffs allege that defendants conspired to arbitrarily raise AWP. On October 6, 2006, a settlement was proposed between plaintiffs and defendant FDB. The terms of the settlement include FDB agreeing to (i) lower the reported AWP, (ii) cease publishing AWP after a two year notice period, and (iii) work with major participants in the healthcare industry in court approved discussions intended to facilitate the establishment of a sustainable benchmark for drug reimbursement. On June 7, 2007, the court granted preliminary approval of the terms of the proposed settlement. However, SXC cannot predict the precise timing of any of the proposed AWP changes upon final approval.

In the absence of any mitigating action on the part of SXC, the proposed reduction in FDB’s AWP would have a material adverse effect on the operating results of SXC. It may also create disruption in SXC’s retail networks due to the adverse impact on AWP-based retail pharmacy pricing. However, many of SXC’s and NMHC’s contracts with their customers and retail pharmacies contain terms that SXC believes will enable the combined company to mitigate the adverse effect of this proposed reduction in FDB’s reported AWP.

Whatever the outcome of the FDB case, SXC believes that payors, pharmacy providers and PBMs will begin to evaluate other pricing benchmarks as the basis for contracting for prescription drugs and benefit management services in the future.

Due to these and other uncertainties, SXC can give no assurance that the short or long term impact of changes to industry pricing benchmarks will not have a material adverse effect on its financial performance, results of operations and financial condition in future periods.

If SXC loses relationships with one or more key pharmaceutical manufacturers or if rebate payments SXC receives from pharmaceutical manufacturers decline, its business, results of operations, financial condition or cash flows could suffer.

SXC receives fees from its clients for administering a rebate program with pharmaceutical manufacturers based on the use of selected drugs by members of health plans sponsored by its clients, as well as fees for other programs and services. SXC believes its business, results of operations, financial condition or cash flows could suffer if:

•	it loses relationships with one or more key pharmaceutical manufacturers;

•	it is unable to finalize rebate contracts with one or more key pharmaceutical manufacturers for 2008, or is unable to negotiate interim arrangements;

•	rebates decline due to the failure of its health plan sponsors to meet market share or other thresholds;

•	legal restrictions are imposed on the ability of pharmaceutical manufacturers to offer rebates or purchase SXC’s programs or services;

•	pharmaceutical manufactures choose not to offer rebates or purchase SXC’s programs or services; or

•	rebates decline due to contract branded products losing their patents.

Over the next few years, as patents expire covering many brand name drugs that currently have substantial market share, generic products will be introduced that may substantially reduce the market share of these brand name drugs. Historically, manufacturers of generic drugs have not offered formulary rebates on their drugs. SXC’s profitability could be adversely affected if the use of newly approved, brand name drugs added to formularies, does not offset any decline in use of brand name drugs whose patents expire.

Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for SXC’s services or to reduced rebates from manufacturers.

Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress is also currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and PBM services and may otherwise change the way the combined company’s clients do business. The combined company’s clients and prospective clients may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of SXC’s PBM services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for SXC’s services or to reduced rebates from manufacturers.

In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiative would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and SXC cannot predict the extent of future legislation. However, these initiatives could greatly limit its business practices and impair its ability to serve the combined company’s clients.

If SXC is unable to compete successfully, its business, financial condition and results of operations will be adversely affected.

The market for SXC’s and NMHC’s products and services is fragmented, intensely competitive and is characterized by rapidly changing technology, evolving industry standards and user needs and the frequent introduction of new products and services. SXC competes on the basis of several factors, including: breadth and depth of services; reputation; reliability, accuracy and security of its software programs; ability to enhance existing products and services; ability to introduce and gain market acceptance of new products and services quickly and in a cost-effective manner; customer service; price and cost-saving measures; and industry expertise and experience.

Some of SXC’s competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. Furthermore, SXC expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If SXC’s competitors or potential competitors were to merge or partner with one another, the change in the competitive landscape could adversely affect SXC’s ability to compete effectively.

In addition, the healthcare information technology market is characterized by rapid technological change and increasingly sophisticated and varied customer needs. To successfully compete in this market, SXC must continue to enhance its existing products and services, anticipate and develop new technology that addresses the needs of SXC’s existing and prospective customers and keep pace with changing industry standards on a timely and cost-effective basis. The development of SXC proprietary technology entails significant technical and business risks, and it may not be successful in using new technologies effectively or in adapting SXC proprietary technology to evolving customer requirements or industry practice. Moreover, competitors may develop products that are more efficient, less costly, or otherwise better received by the market than us. SXC cannot assure that it will be able to introduce new products in a timely manner, or at all, or that such products will achieve market acceptance.

There can be no assurance that SXC will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially adversely affect our business, financial condition and results of operations.

SXC’s and NMHC’s software products are susceptible to undetected errors or similar problems, which may cause their systems to fail to perform properly.

Complex software such as that used by SXC and NMHC often contains defects or errors that are difficult to detect, even through testing, and despite testing by SXC, its existing and future software products may contain errors. SXC strives to regularly introduce new solutions and enhancements to its products and services. If SXC detects any errors before introducing a product, it may have to delay commercial release for an extended period of time while the problem is addressed and in some cases may lose sales as a result of the delay. If SXC does not discover software errors that affect its products until after they are sold, it would need to provide enhancements to correct such errors, which would result in unexpected additional expense and diversion of resources to remedy such errors.

Any errors in our software or enhancements, regardless of whether or when they are detected or remedied, may result in harm to SXC’s reputation, product liability claims, license terminations or renegotiations, or delays in, or loss of, market acceptance of its product offerings.

Furthermore, SXC customers might use its software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problems. Even when SXC software does not cause these problems, the existence of these errors might cause SXC to incur significant costs, divert the attention of its technical personnel from development efforts, impact its reputation or cause significant customer relations problems.

SXC has limited experience with its informedRx expanded service offering, which could constrain its profitability.

An important strategy for SXC is to increase its revenue per transaction. One of the ways it seeks to do this is through its informedRx expanded service offering. informedRx offers health plan sponsors a wide variety of pharmacy benefit management services. This service offering consists of benefit plan design, claims adjudication, retail pharmacy network management, formulary management and clinical services and rebate management. SXC is developing this business by leveraging its existing managed care customer base, technology platform and processing infrastructure. Because SXC does not have significant experience with offering and providing some of these services, there are considerable risks involved with this strategy.

SXC may be liable for the consequences of the use of incorrect or incomplete data that it provides.

SXC provides data, including patient clinical information, to pharmaceutical providers for their use in dispensing prescription drugs to patients. Third-party contractors provide SXC with most of this data. If this data is incorrect or incomplete, adverse consequences, including severe injury or death, may occur and give rise to product liability and other claims against SXC. In addition, a court or government agency may take the position that our delivery of health information directly, including through pharmaceutical providers, or delivery of information by a third-party site that a consumer accesses through our websites, exposes it to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While SXC maintains product liability insurance in an amount that it believes is sufficient for our business, SXC cannot assure that this insurance will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against SXC that is uninsured or under-insured could materially harm its business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

It is difficult to predict the length of the sales cycle for SXC’s healthcare software solutions.

The length of the sales cycle for SXC’s healthcare software solutions is difficult to predict, as it depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer. SXC’s sales and marketing efforts with respect to pharmaceutical providers and payers generally involve a lengthy sales cycle due to these organizations’ complex decision-making processes. Additionally, in light of increased government involvement in healthcare and related changes in the operating environment for healthcare organizations, SXC’s current and potential customers may react by curtailing or deferring investments, including those for SXC’s services. In many cases, SXC’s acquisition of new business is dependent on us successfully bidding pursuant to a competitive bidding process. If potential customers take longer than expected to decide whether to purchase SXC’s solutions, its selling expenses could increase and its revenues could decrease or be delayed, which could materially harm its business, financial condition and results of operations.

If SXC becomes subject to liability claims that are not covered by its insurance policies, SXC may be liable for damages and other expenses that could have a material adverse effect on its business, results of operations, financial condition or cash flows.

Various aspects of SXC’s business may subject it to litigation and liability for damages, for example, the performance of PBM services and the operation of SXC’s call centers and website may create such risks. A successful product or professional liability claim in excess of our insurance coverage where we are required to pay damages, incur legal costs or face negative publicity could have a material adverse effect on our business, results of operations, financial condition or cash flows, our business reputation and our ability to attract and retain clients, network pharmacies, and employees. While we intend to maintain professional and general liability insurance coverage at all times, we cannot provide assurances that we will be able to maintain insurance in the future, that insurance will be available on acceptable terms or that insurance will be adequate to cover any or all potential product or professional liability claims.

SXC operations are vulnerable to interruption by damage from a variety of sources, many of which are not within its control.

The success of SXC’s business depends in part on its ability to operate its systems without interruption. SXC’s and NMHC’s products and services are susceptible to all the threats inherent in computer software and other technology-based systems. SXC’s systems are vulnerable to, among other things, power loss and telecommunications failures, software and hardware errors, failures or crashes, computer viruses and similar disruptive problems, and fire, flood and other natural disasters. Although SXC takes precautions to guard against and minimize damage from these and other potential risks, including implementing disaster recovery systems and procedures, they are often unpredictable and beyond its control. Any significant interruptions in SXC’s services could damage its reputation in the marketplace and have a material adverse effect on its business, financial condition and results of operations.

SXC is dependent on key customers.

SXC generates a significant portion of its revenue from a small number of customers and for the year ended December 31, 2007, one customer accounted for 10.8% of its total revenue. Similarly, NMHC relies on a limited number of customers for a significant portion of its revenue. NMHC’s top ten customers generated 49% of the claims it processed, and one customer accounted for 16% of its revenue for its fiscal year ended June 30, 2007. However, there can be no guarantee that future revenue sources will be similar. If SXC’s or NMHC’s existing customers elect not to renew their contracts at the expiry of the current terms of those contracts, SXC’s recurring revenue base will be reduced, which could have a material adverse effect on its results of operations. Furthermore, SXC sells most of its computer software and services to pharmacy benefit management organizations, Blue Cross/Blue Shield organizations, managed care organizations and retail/mail-order pharmacy chains. If the healthcare benefits industry or SXC customers in the healthcare benefits industry experience problems, they may curtail spending on SXC’s products and services and its business and financial results could be materially adversely affected. For example, SXC may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or other participants in the pharmaceutical supply chain or if demand for pharmaceutical claims processing services should decline.

Many of SXC’s and NMHC’s clients put their contract out for competitive bidding prior to expiration. Competitive bidding requires costly and time-consuming efforts on SXC’s behalf and, even after it has won such bidding processes, it can incur significant expense in proceedings or litigation contesting the adequacy or fairness of these bidding processes. SXC could lose clients if they cancel their agreements with it, if SXC fails to win a competitive bid at the time of contract renewal, if the financial condition of any of SXC’s clients deteriorates or if its clients are acquired by, or acquire, companies with which SXC does not have contracts. Over the past several years, self-funded employers, third party administrators and other managed care companies have experienced significant consolidation. Consolidations by their very nature reduce the number of clients who may need services that SXC will provide. A client involved in a merger or acquisition by a company that is not a client of SXC’s may not renew, and in some instances may terminate, its contract with SXC. SXC’s clients have been and may continue to be, subject to consolidation pressures.

SXC’s business depends on its intellectual property rights, and if it is unable to protect them, its competitive position may suffer.

SXC does not have any patents on its technology. However, its business plan is predicated on its proprietary systems and technology. Accordingly, protecting SXC’s intellectual property rights is critical to its continued success and its ability to maintain its competitive position. SXC protects its proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality and non-disclosure agreements with its employees, consultants, customers and suppliers, and limiting access to its trade secrets and technology. SXC cannot assure that the steps it has taken will prevent misappropriation of its technology, which could have a material adverse effect on its competitive position. Also, despite SXC’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its intellectual property by reverse-engineering the functionality of its systems or otherwise obtain and use information that SXC regards as proprietary. Policing unauthorized use of SXC’s intellectual property is difficult and expensive, and SXC is unable to determine the extent, if any, to which piracy of SXC intellectual property exists.

In addition, SXC may have to engage in litigation in the future to enforce or protect its intellectual property rights, and SXC may incur substantial costs and the diversion of management’s time and attention as a result.

SXC may become subject to claims that it infringes the intellectual property rights of others, which, even if not successful, could have a material adverse impact on SXC’s business.

SXC could be subject to intellectual property infringement claims from third parties as the number of its competitors grows and SXC’s applications’ functionality overlaps with their products. There has been a substantial amount of intellectual property litigation in the information technology industries. While SXC does not believe that it has infringed or is infringing on any proprietary rights of third parties, it cannot assure that infringement claims will not be asserted against it or that those claims will be unsuccessful. Even if a claim brought against SXC is ultimately unsuccessful, SXC could incur substantial costs and diversion of management resources in defending any infringement claims. Furthermore, a party making a claim against SXC could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block SXC’s ability to develop and market its products and services. SXC may be required to license intellectual property from third parties in order to continue using its products, and it cannot assure that we will be able to obtain such licenses on commercially reasonable terms, or at all.

SXC may be unable to obtain, retain the right to use or successfully integrate third-party licensed technologies necessary for the use of its technology, which could prevent it from offering the products and services which depend upon those technologies.

SXC depends upon third-party licenses for some of the technology used in its solutions, and intends to continue licensing technologies from third parties. These licenses might not continue to be available on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if SXC breaches the terms of the license and fails to cure the breach within a specified period of time. SXC’s inability to obtain or renew any of these licenses could delay development of new product offerings or prevent SXC from selling its existing solutions until equivalent technology can be identified, licensed and integrated, or developed by SXC, and there is no assurance as to when SXC would be able to do so, if at all. Lack of access to required licenses from third parties could materially harm SXC’s business, financial condition and results of operations.

Most of SXC’s third-party licenses are non-exclusive. SXC’s competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete more effectively with SXC. SXC’s use of third-party technologies exposes it to risks associated with the integration of components from various sources into its solutions, such as unknown software errors or defects or unanticipated incompatibility with its systems and technologies. In addition, if its vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, are unable to continue their business, decide to discontinue dealings with SXC or are acquired by a competitor or other party that does not wish to deal with SXC, SXC may not be able to modify or adapt its own solutions to use other available technologies in a timely manner, if at all.

SXC and NMHC are subject to a number of existing laws, regulations, and industry initiatives, non-compliance with which could adversely affect SXC’s business, financial condition and results of operations.

As a participant in the healthcare industry, SXC’s operations and relationships, and those of its customers, are regulated by a number of federal, state, provincial and local governmental or regulatory agencies. SXC is directly subject to these regulations. SXC is also impacted by them indirectly, in that our products must be capable of being used by its customers in a manner that complies with statutory and regulatory requirements. In some situations, SXC customers are required to ensure SXC of their compliance with these laws through the terms of SXC’s contracts. SXC’s inability to enforce compliance could adversely affect the marketability of its products or expose SXC to liability. Because the healthcare technology industry as a whole is at a relatively early stage of development, and many of the statutes and regulations that govern the healthcare industry are also relatively recent, the application of many state, provincial and federal regulations to SXC’s business operations and to its customers is uncertain. It is possible that a review by courts or regulatory authorities of SXC’s business practices or those of its customers could result in a determination that could materially adversely affect SXC.

SXC cannot predict whether or when future healthcare reform initiatives by U.S. federal or state, Canadian or other foreign regulatory authorities will be proposed, enacted or implemented or what impact those initiatives may have on its business, financial condition or results of operations. Additionally, government regulation could alter the clinical workflow of physicians, hospitals and other healthcare participants, thereby limiting the utility of SXC’s products and services to existing and potential customers and resulting in a negative impact on market acceptance of our products and services.

If SXC’s security is breached, outsiders could gain access to information SXC is required to keep confidential, SXC could be subject to liability and customers could be deterred from using its services.

SXC’s business relies on using the Internet to transmit confidential information. However, the difficulty of securely transmitting confidential information over the Internet has been a significant barrier to engaging in sensitive communications over the Internet, and is an important concern of SXC’s and NMHC’s existing and prospective customers. Compromise of Internet security, including third-party misappropriation of patient information or other data, or a perception of any such security breach, may deter people from using the Internet for these purposes, which would result in an unwillingness to use SXC’s systems to conduct transactions that involve transmitting confidential healthcare information. Further, if SXC is unable to protect the physical and electronic security and privacy of its databases and transactions, SXC could be subject to potential liability and regulatory action, its reputation and customer relationships would be harmed, and its business, operations and financial results may be materially adversely affected.

SXC is highly dependent on senior management and key employees. Competition for SXC employees is intense, and it may not be able to attract and retain the highly skilled employees that it needs to support its business.

SXC’s success largely depends on the skills, experience and continued efforts of its management and other key personnel, and on its ability to continue to attract, motivate and retain highly qualified individuals. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is limited. If SXC loses the services of one or more of its key employees, it may not be able to find a suitable replacement and its business, financial condition and results of operations could be materially adversely affected.

SXC’s ability to provide high-quality services to its customers also depends in large part upon the experience and expertise of SXC employees generally. SXC must attract and retain highly qualified personnel with a deep understanding of the healthcare and healthcare information technology industries. SXC competes with a number of companies for experienced personnel and many of these companies, including customers and competitors, have greater resources than SXC has and may be able to offer more attractive terms of employment. In addition, SXC invests significant time and expense in training its employees, which increases their value to customers and competitors who may seek to recruit them and increases the cost of replacing them. If SXC is unable to attract or retain qualified employees, the quality of our services could diminish and SXC may be unable to meet its business and financial goals.

SXC’s actual financial results may vary from our publicly disclosed forecasts.

SXC’s actual financial results may vary from its publicly disclosed forecasts and these variations could be material and adverse. SXC periodically provides guidance on future financial results. These forecasts reflect numerous assumptions concerning expected performance, as well as other factors, which are beyond SXC’s control and which may not turn out to be correct. Although SXC believes that the assumptions underlying its guidance and other forward-looking statements were and are reasonable when it makes such statements, actual results could be materially different. SXC’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. If SXC’s actual results vary from its announced guidance, the price of SXC common shares may decline, and such a decline could be substantial. SXC does not undertake to update any guidance or other forward-looking information it may provide.

SXC may experience fluctuations in its financial results because of timing issues associated with its revenue recognition policy.

A portion of SXC revenue is derived from system sales, where SXC recognizes revenue upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with system sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. Given that revenue from these projects is often recognized using the percentage of completion method, SXC’s revenue from these projects can vary substantially on a monthly and quarterly basis. In addition, certain contracts may contain undelivered elements or multiple deliverables, which may cause the applicable revenue to be deferred over multiple periods. Accordingly, the timing and delivery requirements of customers’ orders may have a material effect on SXC’s operations and financial results during any reporting period. In addition, to the extent that the costs required to complete a fixed price contract exceed the price quoted by us, SXC’s results may be materially adversely affected.

SXC may not have sufficient liquidity to fund its future capital requirements, and it may not be able to access additional capital.

SXC’s future capital requirements will depend on many factors, including our product development programs. In order to meet capital requirements in excess of available capital, SXC will consider additional public or private financings (including the issuance of additional equity securities). There can be no assurance that additional funding will be available or, if available, that it will be available on commercially acceptable terms. If adequate funds are not available, SXC may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of proposed products, or obtain funds through arrangements with partners that require SXC to relinquish rights to certain of its technologies or products. There can be no assurance that SXC will be able to raise additional capital if its capital resources are exhausted. A lack of liquidity and an inability to raise capital when needed would have a material adverse impact on its ability to continue our operations or expand its business.

If SXC is required to write off goodwill or other intangible assets, its financial position and results of operations would be adversely affected.

SXC had goodwill and other intangible assets of approximately $25.7 million and $27.2 million as of December 31, 2007 and December 31, 2006, respectively. SXC will increase these amounts significantly based on the acquisition NMHC. SXC periodically evaluates goodwill and other intangible assets for impairment. It has taken, and in the future may take, charges against earnings in connection with acquisitions. Any determination requiring the write off of a significant portion of SXC’s goodwill or other intangible assets would adversely affect its results of operations and its financial condition.

SXC’s tax filings are subject to possible review, audit and/or reassessment and it may be liable for additional taxes, interest or penalties if the final tax outcome is different from those provided for in its filings.

Although SXC’s primary operations are in the United States, it also has operations in Canada. SXC’s income tax liability is therefore a consolidation of the tax liabilities it expects to have in various locations. The SXC tax rate is affected by the profitability of its operations in all locations, tax rates and systems of the countries in which SXC operates, SXC tax policies and the impact of certain tax planning strategies which it has implemented or may implement. To determine SXC worldwide tax liability, it makes estimates of possible tax liabilities. SXC tax filings, positions and strategies are subject to review under local or international tax audit and the outcomes of such reviews are uncertain. In addition, these audits generally take place years after the period in which the tax provision in question was provided and it may take a substantial amount of time before the final outcome of any audit is known. Future final tax outcomes could also differ materially from the amounts recorded in SXC financial statements. These differences could have a material effect on its financial position and its net income in the period such determination is made.

SXC may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain SXC’s current status as a foreign private issuer for U.S. securities law purposes, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States, as it does not currently satisfy any of the additional requirements necessary to preserve this status. SXC may in the future lose its foreign private issuer status if a majority of our shares are held in the U.S. and it continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to SXC under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If SXC is not a foreign private issuer, SXC would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. SXC may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles. In addition, SXC may lose the ability to rely upon exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers. Further, if SXC engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

In the expectation that we may lose our FPI status, we have elected to make U.S. GAAP our primary source of accounting principles effective January 1, 2008. In preparation for this change, for our fiscal year ended December 31, 2007 we voluntarily filed with the SEC an annual report on Form 10-K on March 17, 2008, which includes our consolidated financial statements prepared in accordance with U.S. GAAP. Beginning with our first quarterly report on Form 10-Q for 2008, we will be required to include a reconciliation to Canadian GAAP for two years, ending with the 2009 annual report on Form 10-K.

THE COMPANIES

SXC Health Solutions Corp.

SXC is a leading provider of PBM services and healthcare IT solutions to the healthcare benefit management industry. SXC’s product offerings and solutions combine a wide range of PBM software applications, ASP processing and PBM services, and professional services designed for many of the largest organizations in the pharmaceutical supply chain, such as PBMs, managed care organizations, self-insured employer groups, retail pharmacy chains, and state and federal government entities. SXC’s solutions are available on a license basis with ongoing maintenance and support or on a transaction fee basis using an ASP model. SXC’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as PBMs. Its provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by SXC’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

Effective June 27, 2007, SXC changed its name to SXC Health Solutions Corp. (formerly Systems Xcellence Inc.) and was continued under the Business Corporations Act (Yukon). Shareholders approved the name change and the continuance at the annual and special meeting of shareholders held May 12, 2007.

SXC’s solutions address the challenges faced by the two primary participants in the pharmaceutical supply chain: payers and providers. SXC provides comprehensive PBM systems and services, pharmacy practice management systems and related prescription fulfillment services. SXC believes it is unique in that it can deploy its solutions as:

•	informedRx. PBM services such as pharmacy network management can be provided to SXC’s customers using SXC’s own system software and services;

•	Web-enabled Technology. SXC provides on-line transaction processing solutions through web-enabled, real-time transaction processing technology;

•	ASP Processing. Solutions can be “rented” on a transaction or subscription basis from SXC’s data centers in Lisle, Illinois and Scottsdale, Arizona;

•	Software Solutions. Licensed software products can be sold in addition to systems implementation and consulting services and maintenance; and

•	Custom Applications. SXC’s base technology can be coupled with its software development and systems integration services.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of SXC and Offeror and certain other information is set forth on Annex B to this prospectus. During the last five years, neither SXC nor Offeror, nor to the best knowledge of SXC and Offeror, any of the persons listed on Annex B to this prospectus, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SXC Health Solutions, Inc.

SXC Health Solutions, Inc., a Texas corporation, is a wholly-owned subsidiary of SXC.

Comet Merger Corporation

Comet Merger Corporation, a Delaware corporation, is a wholly-owned subsidiary of U.S. Corp. Offeror is newly formed, and was organized for the purpose of making the offer and consummating the second step merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the offer and the second step merger.

NMHC

For your reference, this prospectus is accompanied by copies of NMHC’s Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2007 and September 30, 2007, NMHC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and NMHC’s Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended June 30, 2007, which are attached to this prospectus as Annex E, Annex F, Annex G and Annex H, respectively. Please refer to these reports for a more detailed discussion of NMHC’s business, results of operations and financial condition.

NMHC provides PBM services in the United States. Its PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. It also owns and operates a mail service pharmacy and a specialty pharmacy. NMHC markets its services through direct sales force, brokers, and consultants. It serves managed care organizations, local governments, unions, corporations, health maintenance organizations, employers, workers’ compensation plans, third party health care plan administrators, and federal and state government programs through its network of licensed pharmacies. NMHC was founded in 1981 and is headquartered in Port Washington, New York.

NMHC provides management of prescription drug programs to its customers through a wide variety of services including:

•	Claims Management;

•	Pharmacy Network Management;

•	Benefit Design Consultation;

•	Drug Review and Analysis;

•	Formulary Design;

•	Data Access, Reporting and Information Analysis;

•	Medicare Part D infrastructure and support services; and

•	NMHC’s PBM services are delivered under the name NMHCRxtm.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

From time to time over the last two years, SXC and NMHC have discussed the possibility of a strategic transaction in light of the complementary nature of their respective businesses.

During NMHC’s 2007 fiscal year, NMHC experienced a significant loss of clients and a corresponding loss of revenue and net income. The board of directors of NMHC determined to add a non-executive Chairman of the Board to help NMHC’s senior management team identify and address operational and other challenges that contributed to the loss of clients. On February 23, 2007, NMHC entered into an agreement with Thomas Erickson for Mr. Erickson to serve as NMHC’s non-executive Chairman of the Board. During the first part of 2007, Mr. Erickson worked closely with NMHC’s management team to address a number of NMHC’s operational challenges. In May 2007, the board of directors of NMHC determined that significant changes in NMHC’s management team were necessary to effect required changes in operations.

Accordingly, in May 2007, NMHC terminated the employment of NMHC’s Chief Executive Officer, Chief Marketing Officer, General Counsel, Chief Information Officer, and Controller, and in June 2007 NMHC’s Chief Services Officer resigned from his employment with NMHC. Mr. Erickson became NMHC’s interim Chief Executive Officer and NMHC hired a new General Counsel. NMHC also engaged L.E.K. Consulting LLC (“LEK”), an international consulting firm specializing in corporate strategy development, to assist NMHC in analyzing NMHC’s business and its client relationships and in formulating a strategy to improve NMHC’s operations. From June to September of 2007, NMHC’s senior management team and representatives of LEK met to discuss analyses prepared by LEK and to formulate plans to improve NMHC’s operations. During these meetings, NMHC established several strategic goals, including (i) migrating NMHC’s claim adjudication processes to a common technology platform; (ii) improving client satisfaction; (iii) increasing sales; (iv) improving NMHC’s reputation; and (v) reducing general and administrative expenses.

In August 2007, Mr. Klinsky, a principal of New Mountain and a member of the board of directors of NMHC, received a letter from one of NMHC’s competitors, which we will refer to as Party Y, expressing an interest in acquiring NMHC, which Mr. Klinsky referred to Mr. Erickson as NMHC’s non-executive Chairman. In early September 2007, Mr. Erickson received a letter from SXC expressing an interest in acquiring NMHC. Both of these letters were unsolicited.

On September 17, 2007, the board of directors of NMHC met to discuss NMHC’s strategic alternatives. At this meeting, Mr. Erickson discussed with the board of directors of NMHC the challenges and opportunities facing NMHC and actions that could be taken in an effort to improve NMHC’s operating results. Mr. Erickson summarized strategic goals developed by NMHC with the assistance of LEK. Mr. Erickson discussed with the board of directors of NMHC some of the potential benefits, risks and costs associated with implementing steps to achieve these goals. Mr. Erickson also summarized the two letters received by NMHC concerning the possible acquisition of NMHC. At this meeting, the board of directors of NMHC determined that NMHC should retain a financial advisor to assist NMHC in exploring its strategic alternatives, including a potential strategic transaction, and authorized the Executive Committee of the board of directors of NMHC to select a financial advisor. Subsequent to the September 17, 2007 meeting of the board of directors of NMHC, members of the Executive Committee and senior management of NMHC met with potential financial advisors and on October 10, 2007 retained J.P. Morgan Securities, Inc., or “JPMorgan” to act as NMHC’s financial advisor. Shortly thereafter, JPMorgan began contacting likely potential acquirers of NMHC to determine if they might be interested in a strategic transaction with NMHC. Over the course of several weeks, JPMorgan contacted ten companies concerning a possible strategic transaction with NMHC, and NMHC entered into confidentiality agreements with five of the companies contacted by JPMorgan. The confidentiality agreement with SXC was dated October 18, 2007. Each party that executed a confidentiality agreement was provided an executive summary of NMHC’s operations and prospects.

On October 23, 2007, the board of directors of NMHC met with representatives of JPMorgan and senior management to discuss strategic alternatives available to NMHC. JPMorgan discussed with the board of directors of NMHC the process of exploring a sale of NMHC. The board of directors of NMHC also discussed with JPMorgan the possibility of NMHC remaining independent. The board of directors of NMHC directed JPMorgan to continue to explore NMHC’s strategic alternatives, which included soliciting indications of interest concerning a purchase of NMHC. In early November 2007, NMHC received indications of interest to acquire NMHC from SXC, Party Y and a strategic party we will refer to as Party Z. The SXC indication of interest reflected a merger consideration range of $10.75 to $11.75 per share, payable 75% in cash and 25% in SXC common shares. The Party Y indication of interest reflected a merger consideration range of $10.00 to $13.00 per share, payable in cash. The Party Z indication of interest reflected a merger consideration range of $12.02 to $13.23 per share, payable in cash. On November 13, 2007, these indications of interest were presented by JPMorgan to the board of directors of NMHC. After discussing the terms of the indications of interest, the board of directors of NMHC instructed JPMorgan and NMHC’s senior management team to continue exploring NMHC’s strategic alternatives, including a potential sale of NMHC.

On November 7, 2007, the SXC board of directors held a meeting at which the directors discussed a possible acquisition of NMHC. Prior to this meeting, the SXC board of directors had from time to time discussed various acquisition opportunities, including an acquisition of NMHC. At the November 7, 2007 meeting the SXC board of directors authorized management to explore a possible acquisition of NMHC. The SXC board of directors also established a committee of Messrs. Terry Burke, Philip Reddon and Steve Cosler to oversee the proposed acquisition process. This acquisition committee of the SXC board of directors met eight times over the next ten weeks to review and discuss the acquisition of NMHC.

Beginning November 13, 2007, NMHC provided the three potential acquirers, including SXC, with access to an online data room containing detailed financial, operating, and other non-public information about NMHC. From November 28 through November 30, 2007, members of NMHC’s senior management met with members of each potential acquirer’s management to present an overview of NMHC’s operations. JPMorgan advised each potential acquirer that final bids should be presented on or before December 11, 2007.

From early November until the execution of the merger agreement, SXC performed due diligence on NMHC.

On December 7, 2007, the board of directors of SXC held a meeting. Also present at the meeting were members of SXC management and representatives of Houlihan Lokey, SXC’s financial advisor. Houlihan Lokey discussed with the SXC board of directors preliminary financial matters regarding a potential acquisition of NMHC. The SXC board of directors authorized management to continue to explore an acquisition of NMHC and a definitive proposal, subject to approval by the SXC board of directors.

On December 11, 2007, SXC presented a nonbinding proposal to purchase NMHC for $10.25 per share in cash. The proposal contained numerous conditions, including (i) satisfactory completion of due diligence; (ii) SXC obtaining financing; and (iii) New Mountain entering into a stockholder agreement on terms reasonably satisfactory to SXC. No other proposals to purchase NMHC were received from the other participants.

On December 11 and 12, 2007, JPMorgan and Houlihan Lokey had several discussions. During these discussions, JPMorgan emphasized the need for more consideration and certainty in the transaction. On December 12, 2007, following these discussions, SXC increased the proposed consideration to $11.00 per share, payable 70% in cash and 30% in shares of SXC common shares in the aggregate at the election of NMHC’s stockholders (other than New Mountain), subject to a cap on the amount of SXC common shares to be issued.

On December 14, 2007, the SXC board of directors held a meeting. Management of SXC and representatives of Houlihan Lokey were also present at this meeting. During the meeting, Houlihan Lokey discussed with the SXC board of directors the proposed acquisition, including preliminary financial matters regarding the proposed acquisition.

On December 20, 2007, representatives of NMHC and SXC met in Chicago to discuss the terms of the proposal submitted by SXC. SXC stated at the meeting that it did not have committed financing at that time but expressed confidence in its ability to obtain a financing commitment for a transaction at the price proposed by SXC.

On December 28, 2007, the SXC acquisition committee met to discuss the proposed acquisition of NMHC. Also participating in the meeting were members of management of SXC, representatives of Sidley Austin LLP, SXC’s U.S. outside legal counsel, and Houlihan Lokey. During the meeting, representatives of Sidley Austin reviewed with the committee the significant terms of the proposed draft merger agreement and stockholders agreement.

Later on December 28, 2007, Houlihan Lokey delivered to JPMorgan SXC’s comments on the draft merger agreement, a form of proposed stockholders agreement to be entered into by New Mountain and a draft of a no solicitation agreement.

On January 8, 2008, the board of directors of NMHC met to discuss the status of negotiations with SXC. At this meeting, the board of directors of NMHC instructed NMHC’s management and JPMorgan to continue to explore all strategic alternatives available to NMHC, including a potential transaction with SXC. On January 9, 2008, representatives of NMHC and SXC met in San Francisco to further refine the terms of the SXC proposal. On January 23, 2008, NMHC and SXC entered into a confidentiality agreement to facilitate NMHC performing due diligence on SXC. From that date until the execution of the merger agreement, NMHC performed due diligence on SXC.

On January 17, 2008, the board of directors of NMHC met to review with JPMorgan and management the process undertaken to consider NMHC’s strategic alternatives. At this meeting the board of directors of NMHC approved entering into a no solicitation agreement with SXC through February 8, 2008. On January 18, 2008, NMHC entered into the no solicitation agreement with SXC, which was later extended to February 15, 2008. On January 25, 2008, representatives of NMHC and SXC met in Chicago for SXC to present to NMHC and JPMorgan a review of SXC’s operations. On January 26 and 27, 2008, SXC and NMHC and their respective legal advisors met to negotiate the terms of a potential transaction between SXC and NMHC.

On January 28, 2008, the SXC board of directors held a meeting. Also participating in the meeting were members of management of SXC, representatives of Houlihan Lokey and representatives of Sidley Austin and representatives of Heenan Blaikie LLP, SXC’s Canadian outside counsel. At this meeting the SXC board of directors received an update of the process on, and discussed, the proposed acquisition of NMHC, including the proposed debt financing.

On February 6 and 13, 2008, the SXC board of directors held meetings. Also present at these meetings were members of management of SXC, representatives of Houlihan Lokey and representatives of Sidley Austin. At these meetings, the SXC board of directors discussed the proposed acquisition of NMHC, including the proposed debt financing.

On February 14, 2008, the board of directors of NMHC met for the primary purpose of considering NMHC’s strategic alternatives, which had been narrowed to either remaining independent or accepting SXC’s proposal. Representatives of JPMorgan and NMHC’s outside counsel attended this meeting, as did certain members of senior management. Mr. Erickson presented management’s view of the proposed transaction with SXC. Mr. Erickson also presented management’s view of the prospects of NMHC remaining independent, including the risks and opportunities associated with remaining independent. The representatives of JPMorgan presented a summary of the process conducted by NMHC in connection with considering NMHC’s strategic alternatives. JPMorgan reviewed with the board of directors of NMHC a stand-alone valuation analysis of NMHC based on management’s assumptions as to the potential future financial performance of NMHC under a stabilized scenario and under an aggressive growth scenario. JPMorgan also reviewed the significant economic terms of the proposal from SXC and certain information relating to SXC. JPMorgan also discussed the terms of SXC’s commitment letter from GE Capital and its view of the likelihood that SXC would be able to obtain the necessary financing given the current state of the credit markets and SXC’s financial condition. A representative of NMHC’s outside counsel then reviewed with the board of directors of NMHC its applicable fiduciary duties and responsibilities and described for the board of directors of NMHC in detail the terms of the merger agreement, the financing commitment received by SXC, the stockholder agreements and related transaction documents. Following further discussion, the board of directors of NMHC requested JPMorgan to provide its view regarding the fairness, from a financial point of view, of the consideration to be received by holders of shares of NMHC common stock pursuant to the proposed merger agreement.

Representatives of JPMorgan then rendered an oral opinion (subsequently reaffirmed at the meeting of the board of directors of NMHC on February 24, 2008 and confirmed by delivery of a written opinion dated February 25, 2008) that, as of that date, and subject to the matters and assumptions set forth in the opinion, the consideration to be received by the holders of outstanding shares of NMHC common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan is attached as Annex B to this prospectus.

Following discussion, the board of directors of NMHC approved the merger agreement, subject to satisfactory resolution of identified issues in respect of the financing commitment letter and various other outstanding matters.

From February 15, 2008 until February 25, 2008, SXC and NMHC and their respective legal and financial advisors met periodically to address remaining outstanding items in the proposed transaction between SXC and NMHC.

On February 24, 2008, the board of directors of NMHC met for the primary purpose of considering a merger agreement presented by SXC and several open items. Following discussion, the board of directors of NMHC instructed JPMorgan to contact SXC’s financial advisor in an effort to resolve the remaining open items. The board of directors of NMHC adjourned the meeting to be reconvened later in the day. JPMorgan provided updates, and representatives of NMHC’s outside counsel summarized changes in the terms of the merger agreement and other transaction documents negotiated since February 14, 2008. The board of directors of NMHC discussed these changes with representatives of management. Following further discussion, the board of directors of NMHC requested JPMorgan to provide its view regarding the fairness, from a financial point of view, of the consideration to be received by holders of shares of NMHC’s common stock pursuant to the proposed merger agreement. Representatives of JPMorgan then reaffirmed its opinion as to the fairness, from a financial point of view, of the merger consideration to such holders. The full text of the written opinion of JPMorgan is attached as Annex B to this prospectus.

Following JPMorgan’s presentation, the NMHC directors discussed the transaction, the recommendation of management that the transaction be approved and the fairness opinion of JPMorgan. The board of directors of NMHC then unanimously approved the merger agreement, the stockholder agreements and the transactions contemplated by the merger agreement and the stockholder agreements, and unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of NMHC and its stockholders.

On February 25, 2008, the SXC board of directors held a meeting. Also present at the meeting were members of SXC management, representatives of Houlihan Lokey and representatives of Sidley Austin. Houlihan Lokey discussed with the SXC board of directors the financial aspects of the proposed acquisition. The SXC board of directors then unanimously approved the merger agreement, the stockholder agreements, the debt commitment letter and the transaction contemplated by each of them.

The merger agreement was executed by the parties on February 25, 2008 following the board meetings and final negotiation of the merger agreement and disclosure schedules. Before the stock market opened on February 26, 2008, SXC and NMHC issued a joint press release announcing the transaction.

NMHC’s Recommendation for the Offer

On February 24, 2008, the board of directors of NMHC:

•	determined that the merger agreement is advisable and fair to, and in the best interests of, NMHC and its stockholders;

•	determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, taken together, are at a price and on terms that are in the best interests of NMHC and its stockholders; and

•	approved the merger agreement and the transactions contemplated thereby, including the offer and the merger.

THE BOARD OF DIRECTORS OF NMHC HAS RECOMMENDED THAT NMHC’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES OF NMHC COMMON STOCK PURSUANT TO THE OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT.

NMHC’s Reasons for the Recommendation

In reaching its decision to approve the offer and the merger agreement and to recommend that NMHC’s stockholders tender their shares of NMHC common stock pursuant to the offer, the board of directors of NMHC consulted with management of NMHC, JPMorgan NMHC’s financial advisor, and NMHC’s outside legal counsel. The board of directors of NMHC considered a number of factors, including, without limitation, the following potentially positive factors in support of the offer and the merger:

•	the current and recent prices of shares of NMHC common stock, and the fact that the estimated $11.00 per share to be paid for each share of NMHC common stock pursuant to the offer represents a premium of 13% over the average closing share price of shares of NMHC common stock for the 20 trading days ended February 25, 2008, the last trading day before NMHC announced the execution of the merger agreement;

•	the fact that the combination of NMHC and SXC presents a significant opportunity to combine complementary products, increase the companies’ customer base and realize operational synergies;

•	the fact that NMHC’s stockholders may participate in the future growth of the combined companies and will benefit from any future appreciation in value of NMHC in combination with SXC;

•	its belief that the offer and the merger were more favorable to NMHC’s stockholders than any other alternative reasonably available to NMHC and its stockholders. The board of directors of NMHC considered possible alternatives to the sale of NMHC, including continuing to operate NMHC on a stand-alone basis and the execution risks related to achieving NMHC’s strategic plan particularly in light of current issues facing the business, including migrating NMHC’s claims adjudication process to a single platform, reducing overhead, raising capital and recent significant management changes. The board of directors of NMHC also considered the risks and uncertain returns associated with the alternatives, each of which the board of directors of NMHC determined not to pursue when compared to the opportunity of NMHC’s stockholders to realize the merger consideration for their investment in connection with the offer;

•	the results of the process conducted by NMHC, with the assistance of JPMorgan and NMHC’s legal advisors over a period of six months, which involved engaging in discussions with approximately ten parties to determine their potential interest in a business combination transaction with NMHC and entering into confidentiality agreements with five of those parties;

•	the volatility and trading information for NMHC and various factors that might affect the market value of shares of NMHC common stock in the future, including a limited trading market;

•	the presentation of JPMorgan and its opinion, given orally to the board of directors of NMHC on February 24, 2008, to the effect that, as of the date of the merger agreement and based upon and subject to the factors and assumptions set forth in the opinion, the per share consideration of $7.70 in cash and 0.217 shares of SXC common shares to be received by the holders of shares of NMHC common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, see the Opinion of JPMorgan Securities Inc. attached hereto as Annex B;

•	the terms of the merger agreement, including without limitation:

•	the conditions to the obligations of Offeror to consummate the offer and the merger and the limited risk of non-satisfaction of the conditions, including that for purposes of the merger agreement a “material adverse effect” on NMHC does not include the events, circumstances, changes or effects resulting from the events, circumstances, changes or effects described under “Merger Agreement — Representations and Warranties;”

•	the ability of the board of directors of NMHC, under certain circumstances, to change its recommendation that NMHC’s stockholders tender their shares of NMHC common stock or vote in favor of the approval of the merger agreement, if required (including if NMHC receives a superior proposal);

•	NMHC’s right, under certain circumstances, to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal if the board of directors of NMHC determines in good faith, after consultation with a financial advisor and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal, and after consultation with outside legal counsel, that failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable law;

•	the ability of the board of directors of NMHC, under certain circumstances and upon the payment to SXC of a termination fee of $5,000,000, to terminate the merger agreement in order to accept a financially superior proposal;

•	the conclusion of the board of directors of NMHC that both the requirement to pay SXC a $5,000,000 termination fee and the circumstances when such fee is payable and the requirement to reimburse SXC for certain expenses (up to a limit of $2,000,000 and without duplication of the termination fee) in the event that the merger agreement is terminated because NMHC’s stockholders fail to approve the merger agreement, if required, or because of NMHC’s breach of the merger agreement, were reasonable in light of the benefits of the offer and the merger, the sale process conducted by NMHC, with the assistance of JPMorgan, and the termination fees that were payable in other comparable transactions; and

•	the favorable commitment letter obtained by SXC and the favorable structure of the financing, together with SXC’s obligation to use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the financing on the terms and conditions set forth in the commitment letter.

The board of directors of NMHC also considered and balanced against the potentially positive factors the following potentially negative factors concerning the offer and the merger:

•	the risk that the offer and the merger might not be completed, including the risk that consummation of the offer and/or the merger is likely not to occur (and SXC is not obligated to consummate the offer or the merger) if the financing contemplated by the commitment letter or alternate financing contemplated by the merger agreement is not obtained;

•	the fact that a portion of the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to changes in the trading price of SXC common shares;

•	the actual and potential interests of NMHC’s executive officers and directors in the offer and the merger that may be different than or in addition to those of NMHC’s stockholders generally, see “The Offer — Interests of Certain Persons in the Offer and the Merger”;

•	the restrictions in the merger agreement on NMHC’s ability to solicit or engage in discussions or negotiations with a third party regarding other proposals and the requirement in the merger agreement that NMHC pay SXC a $5,000,000 termination fee in order for the board of directors of NMHC to accept a superior proposal;

•	the requirement in the merger agreement that NMHC reimburse SXC for up to $2,000,000 of its reasonably documented out-of-pocket fees and expenses incurred in connection with the proposed offer and merger if the merger agreement is terminated under certain circumstances, including if NMHC’s stockholders do not approve the merger agreement, if required;

•	the fact that gains will be taxable to certain of NMHC’s stockholders for U.S. federal income tax purposes;

•	the fact that, because a portion of the consideration is payable in SXC common shares, NMHC stockholders will be subject to the risks of being an SXC stockholder, including the possibility that the trading price or value of SXC common shares may decrease in the future;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•	the possibility of employee, customer and supplier disruption associated with the offer and merger.

After taking into account all of the factors set forth above, as well as others, the board of directors of NMHC determined that the potentially positive factors outweighed the potentially negative factors and that the offer, the merger agreement and the merger are advisable and fair and in the best interests of NMHC and NMHC’s stockholders.

This discussion of the information and factors considered by the board of directors of NMHC is not intended to be exhaustive; however, it is believed to address the material information and factors considered by the board of directors of NMHC. In view of the number and variety of these factors, the board of directors of NMHC did not find it practicable to make specific assessments of, or otherwise assign relative weights to, the specific factors and analyses considered in reaching its determination. The determination to approve the merger agreement and the transactions contemplated thereby, including the offer and the merger, was made after consideration of all of the factors and analyses as a whole. In deciding to approve the offer, the merger agreement and the merger, individual members of the board of directors of NMHC may have given different weights to the different factors considered by the board of directors of NMHC.

Opinion of JPMorgan

Pursuant to an engagement letter dated October 10, 2007, NMHC retained JPMorgan to act as its financial advisor in connection with its analysis and consideration of various strategic alternatives, including the merger, and for the purpose of rendering to the board of directors of NMHC an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of NMHC common stock in the merger. At the meeting of the board of directors of NMHC on February 14, 2008, JPMorgan rendered its oral opinion, subsequently reaffirmed at the meeting of the board of directors of NMHC on February 24, 2008 and thereafter confirmed in writing, to the board of directors of NMHC to the effect that, as of that date and based upon and subject to the matters set forth in JPMorgan’s opinion, the consideration to be received by holders of NMHC common stock in the merger was fair, from a financial point of view, to those holders. No limitations were imposed by the board of directors of NMHC upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of JPMorgan, dated February 25, 2008, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPMorgan in rendering its opinion, is attached hereto as Annex B. NMHC encourages its stockholders to read the opinion carefully in its entirety. JPMorgan’s written opinion was addressed to the board of directors of NMHC, was directed only to the fairness, from a financial point of view, of the consideration to be received by holders of NMHC common stock in the merger, and does not constitute a recommendation to any NMHC stockholder to tender its shares or as to how such stockholder should vote with respect to the merger or any other matter. This summary of the opinion of JPMorgan is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning NMHC and SXC and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of NMHC and SXC with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of NMHC common stock and SXC common shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of NMHC and SXC relating to the businesses of NMHC and SXC, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which are referred to below as the synergies; and

•	performed other financial studies and analyses and considered other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of NMHC management and SXC management with respect to certain aspects of the merger, the past and current business operations of NMHC and SXC, the financial condition and future prospects and operations of NMHC and SXC, the effects of the merger on the financial condition and future prospects of NMHC and SXC, and certain other matters that JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by NMHC and SXC or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of NMHC or SXC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, including the synergies, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by NMHC and SXC management as to the expected future results of operations and financial condition of NMHC and SXC to which those analyses or forecasts relate. JPMorgan expressed no view as to those analyses or forecasts, including the synergies, or the assumptions on which they were based. JPMorgan also assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, representatives of NMHC, and will be completed as described in the merger agreement. JPMorgan also assumed that the representations and warranties made by NMHC and SXC in the merger agreement and the related agreements were and will be true and correct in all respects material to JPMorgan’s analysis. JPMorgan relied on the assessments made by advisors to NMHC with respect to all legal, regulatory and tax matters. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on NMHC or SXC or on the contemplated benefits of the merger.

JPMorgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the opinion, and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan’s opinion was limited to the fairness, from a financial point of view, of the consideration to be received by holders of NMHC common stock in the merger, and JPMorgan expressed no opinion as to the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of NMHC or as to the underlying decision by NMHC to engage in the merger. JPMorgan expressed no opinion as to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration to be received by the holders of NMHC common stock in the merger or with respect to the fairness of any such compensation. JPMorgan expressed no opinion as to the price at which shares of NMHC common stock or SXC common shares will trade at any future time.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JPMorgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPMorgan’s financial analyses.

Transaction Overview

Based upon the average closing price per share of SXC common shares of $14.90 for the 20 trading days ending February 11, 2008, a proposed exchange ratio yielding an implied value of the stock consideration of $3.30 per share of NMHC common stock, and the cash consideration of $7.70 per share of NMHC common stock, JPMorgan noted that the implied value of the merger consideration pursuant to the merger as of February 11, 2008 was $11.00 per share of NMHC common stock. JPMorgan also noted that the implied merger consideration of $11.00 per share of NMHC common stock represented:

•	a premium of 10.6% over the closing price per share of NMHC common stock on February 11, 2008 of $9.95;

•	a discount of 38.1% from the highest closing price per share of NMHC common stock for the 52-week period ending February 11, 2008;

•	a premium of 18.4% over the average closing price per share of NMHC common stock for the 1-month period ending February 11, 2008;

•	a premium of 18.6% over the average closing price per share of NMHC common stock for the 3-month period ending February 11, 2008;

•	a premium of 13.0% over the average closing price per share of NMHC common stock for the 6-month period ending February 11, 2008; and

•	a discount of 20.6% from the average closing price per share of NMHC common stock for the 1-year period ending February 11, 2008.

NMHC Analysis

Historical Share Price Analysis.  JPMorgan reviewed the price performance of shares of NMHC common stock during various periods ending on February 11, 2008, on a stand-alone basis and also in relation to SXC common shares, the S&P 500 and a composite index of selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to that of NMHC, including the following companies:

•	CVS Caremark Corporation;

•	Express Scripts, Inc.;

•	HealthExtras, Inc.; and

•	Medco Health Solutions Inc.

Selected Companies Analysis.  Using publicly available information and information provided by NMHC management, JPMorgan compared selected financial data of NMHC with similar data for the group of companies listed above under “— Historical Share Price Analysis.” In its analysis, JPMorgan derived and compared multiples for NMHC and the selected companies, calculated by dividing the firm value by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2008, which is referred to below as “FV/2008E EBITDA”.

This analysis indicated the following:

Selected Companies Analysis

Benchmark	High		Low		Median

FV/2008E EBITDA	13.6	x	9.5	x	12.8x

Using a reference range of 12.0x to 14.0x NMHC’s 2008 estimated EBITDA, JPMorgan determined a range of implied equity values for NMHC. This analysis indicated a range of implied values per share of NMHC common stock of approximately $9.75 to $11.50 using NMHC’s 2008 estimated EBITDA under a scenario assuming a stabilization of NMHC’s operations and $10.75 to $12.50 using NMHC’s 2008 estimated EBITDA under a scenario assuming aggressive growth and improved NMHC operational performance, compared in each case to the implied merger consideration of $11.00 per share of NMHC common stock.

It should be noted that no company utilized in the analysis above is identical to NMHC.

Selected Transactions Analysis.  Using publicly available information, JPMorgan reviewed the following transactions involving companies in the pharmacy benefit management and specialty pharmacy industries. The transactions considered and the month and year each transaction was announced were as follows:

Pharmacy Benefit Management Transactions

Acquiror	Target	Month and Year Announced

CVS Corporation	Caremark Rx, Inc.	November 2006
Express Scripts, Inc.	Caremark Rx, Inc.	December 2006
Caremark Rx, Inc.	AdvancePCS	September 2003
Express Scripts, Inc.	National Prescription Administrators, Inc.	February 2002
Advance Paradigm, Inc.	PCS Health Systems, Inc.	July 2000
Express Scripts, Inc.	Diversified Pharmaceutical Services, Inc.	February 1999
Rite Aid Corp.	PCS Health Systems, Inc.	November 1998
Express Scripts, Inc.	ValueRx	February 1998

Specialty Pharmacy Transactions

Acquiror	Target	Month and Year Announced

Walgreen Co.	Option Care, Inc.	July 2007
Express Scripts, Inc.	Priority Healthcare Corporation	July 2005
Medco Health Solutions, Inc.	Accredo Health, Inc.	February 2005

Using publicly available estimates, JPMorgan reviewed the transaction value as a multiple of the target company’s latest twelve months, or LTM, EBITDA, immediately preceding announcement of the transaction, which is referred to below as “FV/LTM EBITDA.”

This analysis indicated the following:

Selected Transactions Analysis (Pharmacy Benefit Management Industry)

Benchmark	High		Low		Median

FV/LTM EBITDA	20.7	x	7.1	x	12.9x

Selected Transactions Analysis (Specialty Pharmacy Industry)

Benchmark	High		Low		Median

FV/LTM EBITDA	16.4	x	15.5	x	16.0x

Using a reference range of 13.0x to 15.0x NMHC’s LTM run-rate EBITDA, JPMorgan determined a range of implied enterprise values for NMHC, which were then adjusted for NMHC’s cash and total debt as of December 31, 2007 to determine a range of implied equity values. This analysis indicated a range of implied values per share of NMHC common stock of approximately $10.50 to $12.00, compared to the implied merger consideration of $11.00 per share of NMHC common stock.

It should be noted that no company utilized in the analysis above is identical to NMHC and no transaction is identical to the merger.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for NMHC common stock on a standalone basis without giving effect to the proposed merger or any potential synergies, using financial forecasts prepared by NMHC management for the fiscal years 2008 through 2015. JPMorgan calculated the unlevered free cash flows that NMHC is expected to generate during fiscal years 2008 through 2015. JPMorgan then calculated an implied range of terminal values for NMHC using a range of perpetuity growth rates for free cash flows from 3.25% to 3.75% and a range of discount rates from 10.0% to 11.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 10.0% to 11.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for NMHC’s cash and total debt as of December 31, 2007. This analysis indicated a range of implied values per share of NMHC common stock of approximately $9.50 to $12.00 under a scenario assuming a stabilization of NMHC’s operations and $13.25 to $16.50 under a scenario assuming aggressive growth and improved NMHC operational performance, compared to the implied merger consideration of $11.00 per share of NMHC common stock.

SXC Analysis

Historical Share Price Analysis.  JPMorgan reviewed the price performance of SXC common shares during the 52-week period ending on February 11, 2008. JPMorgan noted that the low and high trading prices per share of SXC common shares during this period were approximately $31.48 and $11.35, compared to the closing price per share of SXC common shares of $15.40 on February 11, 2008.

Analyst Price Targets.  JPMorgan reviewed price targets for SXC common shares published by Wall Street equity research analysts from November 6, 2007 through January 22, 2008. These price targets for SXC common shares ranged from $13.50 to $21.50, compared to the closing price per share of SXC common shares of $15.40 on February 11, 2008.

Selected Companies Analysis.  Using publicly available information and information provided by SXC management, JPMorgan compared selected financial data of SXC with similar data for the group of companies listed above under “— Historical Share Price Analysis.” In its analysis, JPMorgan derived and compared FV/2008E EBITDA multiples for SXC and the selected companies.

This analysis indicated the following:

Selected Companies Analysis (Healthcare Information Technology Industry)

Benchmark	High		Low		Median

FV/2008E EBITDA	17.9	x	8.9	x	10.6x

Selected Companies Analysis (Pharmacy Benefit Management Industry)

Benchmark	High		Low		Median

FV/2008E EBITDA	13.6	x	9.5	x	12.8x

Using a reference range of 10.0x to 13.0x SXC’s 2008 estimated EBITDA, JPMorgan determined a range of implied equity values for SXC. This analysis indicated a range of implied values per share of SXC common shares of approximately $14.75 to $18.00 using SXC’s 2008 estimated EBITDA.

It should be noted that no company utilized in the analysis above is identical to SXC.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for SXC common shares on a standalone basis without giving effect to the proposed merger or any potential synergies, using financial forecasts prepared by SXC management as adjusted by NMHC management for the fiscal years 2008 through 2015.

JPMorgan calculated the unlevered free cash flows that SXC is expected to generate during fiscal years 2008 through 2015. JPMorgan calculated an implied range of terminal values for SXC using a range of terminal growth rates for free cash flows from 3.25% to 3.75% and a range of discount rates from 10.0% to 11.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 10.0% to 11.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for SXC’s cash and total debt as of December 31, 2007. This analysis indicated a range of implied values per share of SXC common shares of approximately $14.50 to $16.50.

Pro Forma Analysis.  JPMorgan analyzed the potential pro forma impact of the merger on SXC’s pro forma earnings per share from continuing operations, including synergies and excluding restructuring charges. In this analysis, 2008 and 2009 earnings projections for SXC were based on earnings projections prepared by SXC management as adjusted by NMHC management, and earnings projections for NMHC were prepared by NMHC management. JPMorgan assumed for purposes of this analysis that the merger would close on March 31, 2008.

Based on this analysis, JPMorgan observed that, under a scenario assuming a stabilization of NMHC’s operations, the merger would result in earnings per share dilution for SXC stockholders, including synergies and excluding restructuring charges, of 25.3% for 2008, and earnings per share accretion for SXC stockholders, including synergies and excluding restructuring charges, of 16.4% for 2009. JPMorgan also observed that, under an aggressive growth scenario assuming improved NMHC operational performance, the merger would result in earnings per share dilution for SXC shareholders, including synergies and excluding restructuring charges, of 20.5% for 2008, and earnings per share accretion for SXC shareholders, including synergies and excluding restructuring charges, of 27.8% for 2009.

The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected as advisor to the board of directors of NMHC with respect to the merger on the basis of JPMorgan’s experience and its familiarity with NMHC.

Pursuant to its engagement letter, JPMorgan has acted as financial advisor to NMHC with respect to the merger and NMHC has agreed to pay JPMorgan a fee based on the transaction value, which fee, calculated as of the date of the merger agreement, would have been approximately $2.1 million. The transaction fee shall be payable upon consummation of the merger. In addition, NMHC has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including reasonable fees of outside counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under federal securities laws.

JPMorgan and its affiliates maintain commercial and investment banking and other business relationships with NMHC, SXC and their respective affiliates, for which it receives customary compensation. In particular, JPMorgan acted as co-manager of SXC’s NASDAQ initial public offering in June 2006. In addition, JPMorgan and its affiliates provide various financial services to NMHC and SXC and JPMorgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of NMHC, for which JPMorgan and its affiliates receive customary compensation or other financial benefits. JPMorgan and its affiliates have also been engaged on behalf of the portfolio companies of New Mountain, and JPMorgan and its affiliates have received customary fees for such engagements. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of NMHC or SXC for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Reasons for the Offer

In reaching its decision to approve the merger agreement and the offer, the SXC board of directors consulted with SXC management, as well as SXC’s financial advisor and outside legal counsel, and considered various material factors, which are described below. The following discussion of the information and factors considered by the SXC board of directors is not exhaustive, but includes all material factors considered by the SXC board. In view of the wide variety of factors considered by the SXC board in connection with its evaluation of the mergers, the SXC board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the SXC board of directors may have given different weight to different factors. The SXC board of directors considered this information as a whole, and overall considered the information and factors to be favorable to, and in support of, its determinations. Among the positive material information and factors considered by the SXC board were the following:

•	Strategic Rationale. The SXC board of directors reviewed NMHC’s position in the PBM industry. The SXC board of directors considered that the acquisition of NMHC’s PBM services, in particular its mail-order and specialty pharmacy services, would complement SXC’s services and expand the portfolio of PBM services SXC will be able to offer.

•	Expansion of Customer, Broker and Consultant Relations. The SXC board of directors reviewed NMHC’s customer and broker relationships. The SXC board of directors considered that, while no assurances can be made with respect to further business relationships, the acquisition should diversify SXC’s customer, broker and consultant relationship. The SXC board of directors took note, however, of NMHC’s customer concentration.

•	Synergies. The SXC board of directors considered that, although no assurances could be given that any particular level of cost synergies or additional revenue opportunities will be achieved, the management of SXC had identified potential cost synergies and revenue opportunities ranging from approximately $6 million as the low case to $8 million in the first 12 months after completion of the transaction and $12 million to $14 million in the second 12 months after completion of the acquisition.

•	Complementary Nature of Businesses. The SXC board of directors considered the complementary nature of NMHC’s business with that of SXC’s and the potential for creating significant opportunities for development of the companies on a combined basis without the need for significant restructuring or redirection.

•	Financial Considerations. The SXC board of directors considered the financial terms of the merger agreement. The SXC board of directors took note of the historic and current market prices of SXC common shares and NMHC common stock. The SXC board of directors considered its evaluation of the historic financial condition, operating results and businesses of SXC and NMHC, including, but not limited to, information with respect to the respective earnings history and performance of the companies. The SXC board also considered analyses and pro forma and other financial information related to SXC, NMHC and the acquisition.

•	Strategic Alternatives. The SXC board of directors considered the trends and competitive situation in the industry and the range of strategic alternatives available to SXC, including SXC continuing to expand the services it offers through internal growth.

The SXC board of directors also considered the potential risks of the acquisition, including the following:

•	Leveraged Company. The SXC board of directors considered that a portion of the cash consideration for the acquisition will be financed through a senior secured credit facility and as a result, following completion of the transaction SXC will be a leveraged company. The SXC board of directors considered the potential limitations on its operating activities and strategic opportunities as a result of this leverage.

•	Integration. The SXC board of directors evaluated the challenges inherent in the combination of two business enterprises of the size and scope of SXC and NMHC, including the possible resulting diversion of management attention for an extended period of time and the possibility of not achieving anticipated cost synergies and revenue enhancements following completion of the acquisition.

•	Customer Relationships. The SXC board of directors considered the status of NMHC’s relationship with its key customers.

•	Impact on SXC Stock. The SXC board of directors considered the dilution to SXC’s current earnings and to current SXC stockholders’ voting power as a result of the issuance of SXC common shares in connection with the offer and the mergers and the impact of the announcement of the proposed acquisition on SXC common shares market price.

•	Appraisal Rights. The SXC board of directors considered the fact that NMHC’s stockholders that do not tender their shares in the offer would have the right to demand appraisal rights in connection with the second step merger and that the effect of such demands may be to increase the consideration paid by SXC.

In addition to the above, factors, the SXC board of directors also considered, among other things:

•	Results of Due Diligence. The SXC board of directors evaluated the results of the due diligence investigation of NMHC’s businesses and operations and information concerning NMHC’s businesses and operations disclosed in its public filings with the SEC and in the disclosure schedules to the merger agreement.

•	Merger Agreement. The SXC board of directors considered the terms and conditions of the merger agreement.

The SXC board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential additional revenue opportunities or cost synergies. It should be noted that this explanation of the SXC board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

THE OFFER

Exchange of Shares

Offeror is offering to exchange 0.217 of a SXC common share and $7.70 in cash, without interest, for each outstanding share of NMHC common stock validly tendered and not withdrawn prior to the expiration of the offer, subject to the conditions contained in this prospectus and the accompanying letter of transmittal. All payments will be without interest and less applicable withholding taxes.

Following the expiration of the offer, we may elect to provide one or more subsequent offering periods in accordance with Rule 14d-11 of the Exchange Act and in compliance with all other provisions of applicable law. All shares of NMHC common stock tendered during any such subsequent offering period will be exchanged for the merger consideration.

The offer is conditioned upon, and Offeror reserves the right not to acquire any shares of NMHC common stock unless, among other things:

•	at least 9.6 million shares of NMHC common stock are validly tendered and not withdrawn prior to the expiration of the offer; and

•	promptly following the acceptance date, Offeror is able to effect a “short-form merger” pursuant to Delaware law with NMHC without acquiring any additional shares of NMHC common stock (other than the shares acquired in connection with the top up option described under “Merger Agreement — The Offer — Top Up Option”) and without a reduction in the number of shares of NMHC common stock then outstanding.

There are other conditions to the offer, which conditions are described under “— Conditions of the Offer.”

NMHC has granted Offeror an irrevocable option to purchase a number of shares of NMHC common stock at a price of $11.00 per share that, when combined with the shares of NMHC common stock Offeror purchases in the offer, would result in Offeror owning a number of shares of NMHC common stock equal to one more share than 90% of the outstanding shares of NMHC common stock. We refer to this option as the “top up option.”

New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. which collectively hold NMHC convertible preferred stock convertible into approximately 54% of the issued and outstanding shares of NMHC common stock (on an as-converted basis), have entered into agreements with SXC pursuant to which they will, subject to specified conditions:

•	deposit their shares of NMHC convertible preferred stock with the exchange agent and depositary no later than the date five business days after commencement of the offer, April 7, 2008;

•	convert their convertible preferred stock into common stock immediately following Offeror informing NMHC that, among other things, it is ready to accept shares of NMHC common stock for payment and exchange pursuant to the offer; and

•	upon such conversion, tender their shares of NMHC common stock in the offer.

Offeror is making the offer in order for SXC to acquire control of, and ultimately the entire equity interest in, NMHC. The offer is the first step in the acquisition of NMHC and is intended to facilitate the acquisition of all outstanding shares of NMHC common stock, including the shares of NMHC common stock to be issued upon conversion of the NMHC convertible preferred stock prior to the expiration of the offer. SXC intends, promptly after completion of the offer, to seek to complete the second step merger. In the second step merger, each share of NMHC common stock (except for shares held in NMHC’s treasury, shares beneficially owned directly or indirectly by SXC or NMHC, including shares acquired in the offer and shares for which appraisal rights have been exercised) will be converted into the right to receive $7.70 in cash, without interest, and 0.217 of a SXC common share (which consideration in the second step merger will be adjusted to reflect any changes to the consideration in the offer). If after completion of the offer and the purchase of shares of NMHC common stock pursuant to the top up option, Offeror owns 90% or more of the outstanding shares of NMHC common stock, Offeror may effect the second step merger through a “short-form merger” process without the approval of NMHC stockholders, as permitted by Delaware law. Because it is a condition to the completion of the offer that Offeror be able to promptly complete a “short-form merger,” unless we waive that condition, we anticipate that if the offer is completed, Offeror will be able to effect the second step merger through the short-form merger process. If Offeror acquires less than 90% of the outstanding shares of NMHC common stock in the offer and pursuant to the top up option, we intend to effect the one step merger to acquire the balance of the shares of NMHC common stock not exchanged in the offer. In that case, NMHC would be required to submit the merger agreement to NMHC stockholders for adoption.

Distribution of Offering Materials

Pursuant to Exchange Act Rule 14d-5, Offeror requested access to an NMHC stockholder list and security position listings to communicate with NMHC stockholders and to distribute the offer materials to NMHC stockholders. Upon compliance by NMHC with this request, the prospectus, the related letter of transmittal and other relevant materials were sent to record holders of shares of NMHC common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on NMHC’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of NMHC common stock. The materials sent to stockholders of NMHC resident in Canada were sent to such persons pursuant to an exemption from Canadian take over bid requirements.

Timing of the Offer

Offeror is commencing the offer on March 31, 2008, the date of distribution of this prospectus. The offer is currently scheduled to expire at 10:00 a.m., New York City time, on April 29, 2008. For more information, NMHC stockholders should read the discussion immediately below under “— Extension, Termination and Amendment.”

Extension, Termination and Amendment

Offeror is not required to accept for exchange and payment or to exchange any shares of NMHC common stock if the conditions of the offer are not satisfied. Under the merger agreement, if the offer has not been terminated, Offeror must extend the period of time during which the offer remains open:

•	if at the scheduled or extended expiration date any of the conditions of the offer have not been satisfied or waived, until the earlier to occur of August 1, 2008 and the satisfaction or waiver of all of the conditions of the offer; or

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq applicable to the offer or any period required by applicable law.

Offeror may extend the offer by giving oral or written notice of such extension to the exchange agent and depositary. During any such extension, all shares of NMHC common stock previously tendered and not withdrawn will remain subject to the offer and deposited with the exchange agent and depositary, subject to each tendering NMHC stockholder’s right to withdraw its shares of NMHC common stock. NMHC stockholders should read the discussion under “— Withdrawal Rights” for more details.

Subject to the SEC’s applicable rules and regulations and the limitations contained in the merger agreement, we also reserve the right, in our sole and absolute discretion, to waive any conditions of the offer or modify any terms of the offer. However, without NMHC’s written consent, we cannot:

•	amend or waive the minimum condition if such waiver would result in Offeror acquiring less than a majority of the outstanding shares of NMHC common stock on an as-converted basis;

•	decrease or change the form of consideration to be paid pursuant to the offer or reduce the ratio of cash to SXC common shares issuable pursuant to the offer;

•	amend or add conditions to the offer; or

•	otherwise modify the offer in a manner adverse the NMHC stockholders.

In addition, subject to the SEC’s applicable rules and the terms of the merger agreement, we also reserve the right to terminate the offer and not accept for payment and exchange any shares of NMHC common stock upon the failure of any of the conditions of the offer to be satisfied (as determined in SXC’s reasonable discretion) prior to the expiration of the offer.

If:

•	the parties agree in writing; or

•	unless the board of directors of NMHC has changed its recommendation to NMHC stockholders to accept the offer, the minimum condition or the short form condition has not been satisfied within 10 business days after the scheduled initial expiration of the offer (or such later time as the parties agree), then Offeror will terminate the offer and the parties will seek to consummate the acquisition of NMHC by way of a one step merger described under “Merger Agreement — The One Step Merger.”

If the offer is terminated in accordance with the merger agreement prior to the acceptance for payment and exchange of the shares of NMHC common stock, Offeror will promptly return, or cause the exchange agent and depositary to return, all tendered shares of NMHC common stock to the tendering stockholders.

Offeror will effect any extension, termination, modification or amendment by giving oral or written notice to the exchange agent and depositary. Promptly after such extension, termination, modification or amendment Offeror will make a public announcement thereof. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Offeror may choose to make any public announcement, Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release to the Dow Jones News Service.

If Offeror materially changes the terms of the offer or the information concerning the offer, or if Offeror waives a material condition of the offer, Offeror will extend the offer to the extent legally required under the Exchange Act. If, prior to the expiration date, Offeror changes the percentage of shares of NMHC common stock being sought or the consideration offered, that change will apply to all holders whose shares of NMHC common stock are accepted for payment and exchange pursuant to the offer. If at the time notice of that change is first published, sent or given to NMHC stockholders, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, Offeror will extend the offer until the expiration of that ten business day period. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Conditions of the Offer

Pursuant to the terms of the merger agreement, Offeror is not required to accept for payment and exchange or, subject to any applicable laws, pay for or exchange, and may delay the acceptance for payment and exchange of or, subject to applicable laws, the payment and exchange of, any shares of NMHC common stock, and (subject to the provisions of the merger agreement) may terminate the offer and not accept for payment any tendered shares if the conditions to the offer are not met in SXC’s reasonable discretion. The conditions to the offer include the following:

Accuracy of Representations and Warranties and Covenant Compliance

In accordance with the merger agreement:

•	The representations and warranties of NMHC set forth in the merger agreement regarding authority to consummate and approval of the transactions contemplated by the merger agreement, its capitalization (and certain other matters), the capitalization of its significant subsidiaries, its financial advisor and the absence of takeover statutes applicable to the merger agreement must be true and correct in all material respects as of the date of the merger agreement and at and as of immediately prior to the expiration of the offer as if made at and as of such time. All other representations and warranties of NMHC set forth in the merger agreement must be true and correct as of the date of the merger agreement and at and as of immediately prior to the expiration of the offer as if made at and as of such time unless the inaccuracies (without giving effect to any limitation as to knowledge, “materiality” or “material adverse effect” set forth therein) would not, individually or in the aggregate, result in a material adverse effect on NMHC or, after giving effect to the second step merger, SXC; and

•	NMHC must have performed in all material respects all of its obligations required to be performed by it and complied in all material respect with all agreements and covenants required to be complied with by it under the merger agreement.

Minimum Tender

There must be validly tendered and not withdrawn prior to the expiration of the offer a number of shares of NMHC common stock which, together with any shares of NMHC common stock that Offeror then owns, constitute at least 9,600,000 shares of NMHC common stock.

Short Form

Offeror must be able to effect a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, or the “DGCL,” promptly following the acceptance date (without acquiring any additional shares of NMHC common stock other than shares issued under the top up option or any reduction in the number of shares of NMHC common stock then outstanding).

Antitrust

The waiting period (and extension thereof) under the HSR Act applicable to the offer and the second step merger must have expired or been terminated.

Financing

SXC must have received debt financing under the debt commitment letter provided to US Corp. by GE Capital on terms consistent with such commitment letter or if the debt financing contemplated by the debt commitment letter is unavailable, SXC must have received alternative financing as contemplated by the merger agreement.

Certain Other Conditions

In addition, pursuant to the terms of the merger agreement, Offeror is not required to accept for payment and exchange or, subject to any applicable laws, pay for or exchange, and may delay the acceptance for payment and exchange of or, subject to applicable laws, the payment and exchange of, any shares of NMHC common stock, and (subject to the provisions of the merger agreement) may terminate the offer and not accept for payment and exchange any tendered shares of NMHC common stock if, in the reasonable discretion of SXC, any of the following conditions exists:

•	there is any order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect, or any governmental entity has enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment or decree, preventing, prohibiting or making illegal the consummation of the offer, the second step merger or any of the other transactions contemplated by the merger agreement or any governmental entity has instituted any proceeding that is pending seeking any such order;

•	the SXC common shares issuable in connection with the offer and the second step merger have not been authorized for listing on the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance;

•	the registration statement, of which this prospectus is a part, has not become effective in accordance with the provisions of the Securities Act or any applicable blue sky securities filings, permits or approvals have not been made or received by SXC in accordance with applicable laws;

•	any stop order suspending the effectiveness of the registration statement, of which this prospectus is a part, has been issued by the SEC or any state securities administrator or any proceedings for that purpose shall be pending or threatened by the SEC or any state securities administrator;

•	any notices, reports and other filings required to be made prior to the completion of the second step merger by NMHC or SXC with, and all other consents, registrations, approvals, permits and authorizations required to be obtained prior to the completion of the second step merger by NMHC or SXC from, any governmental entity in connection with the execution and delivery of the merger agreement and the consummation of the offer, the second step merger and the other transactions contemplated by the merger agreement by NMHC and SXC have not been made or obtained, as the case may be, except for any failure which would not, individually or on the aggregate, render the offer or the second step merger or any of the transactions contemplated by the merger agreement illegal or result in a material adverse effect on NMHC or SXC;

•	NMHC has not secured a determination from the Delaware Commissioner of Insurance that NMHC is primarily engaged in business other than the business of insurance or the acquisition of control of NMHC Group Solutions, Inc. in connection with the transactions contemplated by the merger agreement has not been approved by the Delaware Department of Insurance;

•	SXC has not received the approvals of any governmental entity that requires a Form A application in connection with the transactions contemplated by the merger agreement;

•	since the date of the merger agreement, there have been any events, circumstances, developments, changes or effects that, individually or in the aggregate with such other events, circumstances, developments, changes and effects, have had, or would have, a material adverse effect on NMHC;

•	SXC and/or NMHC has not filed a “pre acquisition notification” with the Delaware Commissioner of Insurance or the applicable waiting period has not expired or been terminated; or

•	the merger agreement has otherwise been terminated; or

•	with the prior written consent of NMHC.

The conditions to the offer set forth in the merger agreement are for the sole benefit of SXC, US Corp. and Offeror, and except for the minimum condition may be waived (if legally permitted) by SXC, US Corp. or Offeror, in whole or in part at any time and from time to time, in the sole and absolute discretion of SXC and Offeror, provided that the minimum condition may be waived in part to the extent such waiver would not result in Offeror purchasing less than a majority of the outstanding shares of outstanding NMHC common stock on an as-converted basis.

Procedure for Tendering

For an NMHC stockholder to validly tender shares of NMHC common stock pursuant to the offer:

•	deliver certificates for tendered shares of NMHC common stock and a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus, all of which must be received by the exchange agent and depositary at one of those addresses prior to the expiration date;

•	arrange for a book-entry transfer of shares of NMHC common stock to be made to the exchange agent and depositary’s account at The Depository Trust Company, or “DTC,” and deliver to the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus confirmation of this transfer and a properly completed and duly executed letter of transmittal, along with any required guaranteed signatures and any other required documents, all of which must be received by the exchange agent and depositary at one of those addresses prior to the expiration date; or

•	arrange for a book-entry transfer of shares of NMHC common stock to be made to the exchange agent and depositary’s account at DTC and deliver a confirmation of this transfer, including an “agent’s message,” prior to the expiration date.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares of NMHC common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Offeror may enforce that agreement against such participant.

TENDERS BY NOTICE OF GUARANTEED DELIVERY WILL NOT BE ACCEPTED.

The exchange agent and depositary will establish an account with respect to the shares of NMHC common stock at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares of NMHC common stock by causing DTC to transfer such shares prior to the expiration date into the exchange agent and depositary’s account in accordance with DTC’s procedure for such transfer. However, although delivery of shares of NMHC common stock may be effected through book-entry transfer at DTC, the letter of transmittal with any required signatures, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent and depositary at one of its addresses set forth on the back cover of this prospectus prior to the expiration date. Offeror cannot assure NMHC stockholders that book-entry delivery of shares of NMHC common stock will be available. If book-entry delivery is not available, NMHC stockholders must tender shares of NMHC common stock by means of delivery of NMHC certificates. All signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the shares of NMHC common stock tendered are tendered (a) by a registered holder of shares of NMHC common stock who has not completed the box labeled “Special Payment Instructions” on the letter of transmittal or (b) for the account of an Eligible Institution.

If the certificates for shares of NMHC common stock are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged shares of NMHC common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name (s) of the registered owner(s) appear on the certificates.

The method of delivery of certificates representing shares of NMHC common stock and all other required documents, including delivery through DTC, is at the option and risk of the tendering NMHC stockholder and delivery will be deemed made only when actually received by the exchange agent and depositary. If delivery is by mail, Offeror recommends registered mail with return receipt requested, properly insured. In all cases, NMHC stockholders should allow sufficient time to ensure timely delivery.

To prevent backup United States federal income tax withholding, each NMHC stockholder must provide the exchange agent and depositary with its correct Taxpayer Identification Number and certify whether it is subject to backup withholding of Federal income tax by completing the Substitute Form W-9 included in the letter of transmittal. Some stockholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit an Internal Revenue Service Form W-8BEN, or other applicable Form W-8, signed under penalties of perjury, attesting to that individual’s exempt status.

The tender of shares of NMHC common stock pursuant to any of the procedures described above will constitute a binding agreement between Offeror and the tendering NMHC stockholder upon the terms and subject to the conditions of the offer.

Withdrawal Rights

NMHC stockholders can withdraw tendered shares of NMHC common stock at any time until the offer expires. Tenders are irrevocable after the expiration of the offer. If Offeror has not accepted for payment and exchange shares tendered in the offer by May 30, 2008, NMHC stockholders may withdraw tendered shares at any time thereafter.

For the withdrawal of shares of NMHC common stock to be effective, the exchange agent and depositary must receive a written notice of withdrawal from the NMHC stockholder at one of its addresses set forth on the back cover of this prospectus prior to the expiration date or, if Offer has not accepted for payment and exchange shares tendered in the offer by May 30, 2008, at any time thereafter. The notice must include the stockholder’s name, address, social security number, the certificate number(s), the number of shares of NMHC common stock to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the offer or the procedures of DTC, if applicable.

An Eligible Institution must guarantee all signatures on the notice of withdrawal, unless the shares of NMHC common stock to be withdrawn were tendered for the account of an Eligible Institution.

If shares of NMHC common stock have been tendered pursuant to the procedures for book-entry tender discussed under the section entitled “— Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of NMHC common stock withdrawn must also be furnished to the exchange agent and depositary, as stated above, prior to the physical release of such certificates.

Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole and absolute discretion, and its decision shall be final and binding. None of Offeror, SXC, the exchange agent and depositary, the information agent or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any shares of NMHC common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, an NMHC stockholder may re-tender withdrawn shares of NMHC common stock by following the applicable procedures discussed under the sections “— Procedure for Tendering” at any time prior to the expiration date.

Effect of Tendering Shares

The tender of shares of NMHC common stock pursuant to any one of the procedures described above will constitute your acceptance of the offer, as well as your representation and warranty that:

•	you own the shares of NMHC common stock being tendered;

•	the tender of such shares of NMHC common stock complies with Rule 14e-4 under the Exchange Act;

•	you have the full power and authority to tender, sell, assign and transfer the shares of NMHC common stock tendered, as specified in the letter of transmittal; and

•	when the shares of NMHC common stock are accepted for payment and exchange by Offeror, Offeror will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims.

Offeror’s acceptance for payment and exchange of shares of NMHC common stock tendered by you pursuant to the offer will constitute a binding agreement between Offeror and you with respect to such shares of NMHC common stock, upon the terms and subject to the conditions of the offer.

By executing a letter of transmittal, you irrevocably appoint Offeror’s designees as your attorneys-in-fact and proxies in the manner set forth in the letter of transmittal to the full extent of your rights with respect to the shares of NMHC common stock tendered and accepted for payment and exchange by Offeror. All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered shares of NMHC common stock. Such appointment is effective only upon Offeror’s acceptance for payment and exchange of such shares of NMHC common stock. Upon such acceptance for payment and exchange, all prior powers of attorney and proxies and consents granted by you with respect to such shares of NMHC common stock and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment and exchange, Offeror’s designees will be empowered to exercise all your voting and other rights as they, in their sole and absolute discretion, may deem proper at any annual, special or adjourned meeting of NMHC’s stockholders, by written consent or otherwise. Offeror reserves the right to require that, in order for shares of NMHC common stock to be validly tendered, immediately upon its acceptance for payment and exchange of such shares of NMHC common stock, it is able to exercise full voting rights with respect to such shares of NMHC common stock (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

Exchange of Shares of NMHC Common Stock; Delivery of Cash and Shares of SXC Common Shares

SXC has retained Mellon Investor Services LLC as the exchange agent and depositary for the offer to handle the exchange of shares of NMHC common stock for the merger consideration.

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for payment and exchange, and promptly after such acceptance will exchange, shares of NMHC common stock validly tendered and not withdrawn prior to the expiration date. In all cases, exchanges of shares of NMHC common stock tendered and accepted for payment and exchange pursuant to the offer will be made only after timely receipt by the exchange agent and depositary of certificates for those shares of NMHC common stock, or a confirmation of a book-entry transfer of those shares of NMHC common stock into the exchange agent and depositary’s account at DTC, a properly completed and duly executed letter of transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.

For purposes of the offer, Offeror will be deemed to have accepted for payment and exchange shares of NMHC common stock validly tendered and not withdrawn if and when it notifies the exchange agent and depositary of its acceptance of those shares of NMHC common stock pursuant to the offer. The exchange agent and depositary will deliver any cash and SXC common shares issuable in exchange for shares of NMHC common stock validly tendered and accepted pursuant to the offer and cash (without interest) in lieu of fractional shares. The exchange agent and depositary will act as the agent for tendering NMHC stockholders for the purpose of receiving cash and SXC common shares from Offeror and transmitting such cash and common shares to the tendering NMHC stockholders. NMHC stockholders will not receive any interest on any cash that Offeror pays in the offer, even if there is a delay in making the exchange.

If Offeror does not accept any tendered shares of NMHC common stock for payment and exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted representing more shares of NMHC common stock than are being tendered, Offeror will return certificates for such unexchanged shares of NMHC common stock without expense to the tendering stockholder or, in the case of shares of NMHC common stock tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures set forth below in “— Procedure for Tendering,” the shares of NMHC common stock to be returned will be credited to an account maintained with DTC as soon as practicable following expiration or termination of the offer.

Cash Instead of Fractional SXC Common Shares

Instead of any fractional SXC common shares that otherwise would be issuable pursuant to the offer, each holder of shares of NMHC common stock who otherwise would be entitled to receive a fraction of a SXC common share pursuant to the offer will be paid an amount in cash, without interest, rounded to the nearest whole cent, determined by multiplying (i) the closing price of a SXC common share as reported on the Nasdaq on the acceptance date by (ii) the fractional share interest to which such holder would otherwise be entitled. As soon as practicable after the determination of the amount of cash to be paid to former holders of shares of NMHC common stock in respect of any fractional SXC common shares, the exchange agent and depositary shall distribute such amounts to such former holders.

Fees and Commissions

Tendering registered NMHC stockholders who tender shares of NMHC common stock directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent and depositary or any brokerage commissions. Tendering NMHC stockholders who hold shares through a broker or bank should consult that institution as to whether or not such institution will charge the stockholder any service fees in connection with tendering shares of NMHC common stock pursuant to the offer. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of shares of NMHC common stock pursuant to the offer will be paid by Offeror.

Matters Concerning Validity and Eligibility

Offeror will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment and exchange of any tender of shares of NMHC common stock, in its sole and absolute discretion, and its determination shall be final and binding. Offeror reserves the absolute right to reject any and all tenders of shares of NMHC common stock that it determines are not in the proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any shares of NMHC common stock. No tender of shares of NMHC common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of NMHC common stock have been cured or waived. None of Offeror, SXC, the exchange agent and depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of NMHC common stock or will incur any liability for failure to give any such notification. Offeror’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

NMHC stockholders who have any questions about the procedure for tendering shares of NMHC common stock in the offer should contact the information agent at its address and telephone numbers set forth on the back cover of this prospectus.

Announcement of Results of the Offer

SXC will announce the final results of the offer, including whether all of the conditions to the offer have been satisfied or waived and whether Offeror will accept the tendered shares of NMHC common stock for payment and exchange, as promptly as practicable following the expiration of the offer. The announcement will be made by a press release in accordance with applicable Nasdaq requirements.

Ownership of SXC After the Offer and the Second Step Merger

Assuming that:

•	Offeror exchanges, pursuant to the offer and the second step merger, 12,992,838 shares of NMHC common stock, which number is the sum of (i) 5,863,713, the total number of shares of NMHC common stock that NMHC represented were outstanding on February 25, 2008, including 304,842 restricted shares, (ii) 24,703 shares of NMHC common stock, based on the number of NMHC options assumed to have an exercise price greater than the consideration to be received in the merger outstanding as of February 25, 2008 and assuming such options are exercised prior to the acceptance date (based on the closing price of SXC common shares on March 26, 2008); and (iii) 6,956,522 shares of NMHC common stock assumed to have been issued pursuant to the conversion of NMHC convertible preferred stock;

•	SXC assumes all 170,500 outstanding NMHC restricted stock units at an assumed exchange ratio of 0.87; and

•	21,014,941 SXC common shares are outstanding immediately prior to the consummation of the second step merger (which is the number of SXC common shares and equity awards outstanding as of March 26, 2008);

former NMHC stockholders would own in the aggregate approximately 12% of the outstanding SXC common shares.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to certain beneficial owners of NMHC common stock of the exchange of their NMHC stock for cash and SXC common shares pursuant to the offer, second step merger, or one step merger and of the ownership of SXC common shares received in the offer, second step merger, or one step merger. This summary is not a complete analysis or description of all potential U.S. federal income tax consequences and does not address, for example, estate and gift tax consequences or the tax consequences under U.S. state, local and other tax laws of the exchange. Further, this summary does not address all U.S. federal income tax considerations that might be relevant to specific categories of owners (such as dealers in securities, banks, persons liable for alternative minimum tax, insurance companies, traders that elect to mark to market, partnerships or other pass-through entities, persons holding our shares through partnerships or other pass-through entities, tax-exempt entities, persons that hold shares as part of an integrated investment (including a straddle), investors whose functional currency is not the U.S. dollar, U.S. corporations that own 10% or more of the total outstanding SXC common shares, and other investors subject to special rules). This summary does not consider the effects of any income tax treaties. This summary assumes that the owner is holding shares of NMHC common stock, and will hold SXC common shares, as a capital asset, as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Holders are therefore urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign income and other tax consequences of the ownership and disposition of common shares in light of their particular circumstances.

The following is based on the Code, judicial decisions, administrative pronouncements, and final, temporary and proposed U.S. Treasury regulations, changes to any of which after the date of this prospectus could apply on a retroactive basis and affect the tax consequences described herein.

U.S. Holders

As used below, the term “U.S. Holder” means a beneficial owner of shares of NMHC common stock or SXC common shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. If a partnership is a beneficial owner of shares of NMHC common stock or SXC common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that owns shares of NMHC common stock, you should consult your own tax advisor.

Exchange of NMHC Common Stock Pursuant to the Offer, Second Step Merger, or One Step Merger

Generally, the exchange of shares of NMHC common stock for SXC common shares and cash pursuant to the offer, second step merger, or one step merger will be a taxable event for U.S. federal income tax purposes. A U.S. Holder of shares of NMHC common stock receiving cash and SXC common shares pursuant to the offer, second step merger, or one step merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the sum of the amount of cash and the fair market value of SXC common shares received (determined as of the date of the exchange) and the holder’s adjusted tax basis in the shares of NMHC common stock surrendered. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the shares of NMHC common stock for more than one year. If the holder has held the shares of NMHC common stock for one year or less, any capital gain or loss will be short-term capital gain or loss. Currently, long-term capital gain for non-corporate taxpayers is taxed at a maximum federal tax rate of 15%. The deductibility of capital losses is subject to certain limitations. If a U.S. Holder acquired shares of NMHC common stock at different times, or if some of a U.S. Holder’s shares of NMHC common stock otherwise have a tax basis that differs from that of others, the Holder will need to make separate basis and holding period calculations for each group of shares. A U.S. Holder’s basis in any SXC common shares received in the exchange will equal the fair market value of the SXC common shares received (as of the effective time of the exchange) and such holder’s holding period will begin on the day after the day the exchange is effective.

Appraisal Rights

U.S. holders who exercise appraisal rights with respect to the merger, as discussed under “The Offer — Purpose of the Offer; the Second Step Merger; Appraisal Rights,” and who receive cash in respect of their shares of NMHC common stock, generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares of NMHC common stock surrendered.

Taxation of Dividends and Other Distributions on SXC Common Shares

As stated under “Summary — Dividend Policy of SXC,” SXC does not currently pay a quarterly dividend on its common shares. SXC expects that following completion of the transactions, it will not pay a regular quarterly dividend. In addition, there will be limitations on SXC’s ability to pay dividends under the senior secured credit facility.

In general, distributions made by SXC with respect to its common shares, if any, including deemed dividends (which for these purposes will include the amount of any Canadian withholding tax paid with respect to such distributions) will be taxable as ordinary dividend income to the extent paid out of current or accumulated earnings and profits as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim the corporate dividends received deduction with respect to such distributions by SXC.

For taxable years beginning before January 1, 2011, SXC dividends constituting “qualified dividend income” may be taxable to individuals and other non-corporate holders at the lower income tax rate applicable to capital gains (currently a maximum rate of 15%). Because SXC is a non-U.S. corporation, special requirements must be met for SXC’s dividends to qualify as qualified dividend income. You should consult your tax advisors regarding the availability of the lower rate for dividends, if any, paid with respect to SXC’s common shares.

Subject to certain limitations and restrictions, Canadian taxes withheld from or paid on distributions by SXC, if any, generally will be eligible for deduction or credit in computing the U.S. Holder’s U.S. federal income tax liability. The ability to claim a foreign tax credit may be significantly limited, however, since for foreign tax credit limitation purposes, a significant portion of SXC dividends are expected to be treated as U.S. source income (if, as expected, SXC has gross income effectively connected with a U.S. trade or business) and since SXC dividends that are treated as “qualified dividend income” (as discussed above) will be taken into account only to a limited extent. The rules relating to foreign tax credits are complex, and U.S. Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to their particular circumstances.

To the extent, if any, that the amount of any SXC distribution exceeds current and accumulated earnings and profits as computed under U.S. federal income tax principles, it will first reduce the U.S. Holder’s tax basis in its common shares to the extent thereof and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of property and taxed as capital gain.

The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Taxation of Disposition of SXC Common Shares

A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of SXC common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder has held the SXC common shares for more than one year prior to the disposition. If the holder has held the SXC common shares for one year or less prior to the disposition, any capital gain or loss will be short-term capital gain or loss. Currently, long-term capital gain for non-corporate taxpayers is taxed at a maximum federal tax rate of 15%. The deductibility of capital losses is subject to certain limitations. U.S. Holders should consult their own tax advisors with respect to their ability to credit Canadian tax, if any, against their U.S. federal income taxes.

Passive Foreign Investment Company

In general, a non-U.S. corporation is considered a PFIC for federal income tax purposes for a taxable year if a specified percentage of either its gross income or assets is derived from or produce passive income. In general, certain gains from the sale of, and distributions with respect to, stock of a corporation that was a PFIC during any part of the stockholder’s holding period are subject to adverse tax rules unless the stockholder makes an election to include certain PFIC gain and earnings in income currently.

If the transaction is completed, SXC does not expect to be a PFIC for its current or future taxable years. As a new holding period begins with respect to any SXC common shares received in the offer, the second step merger or the one step merger the day after the exchange is effective, such shares will not be subject to PFIC rules so long as SXC, in fact, is not a PFIC in its current or future taxable years.

Backup Withholding and Information Reporting

Dividend payments with respect to SXC common shares and proceeds from the sale, exchange or redemption of SXC common shares may be subject to information reporting to the Internal Revenue Service (“IRS”) and possible U.S. backup withholding tax at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

As used below, the term “Non-U.S. Holder” means a beneficial owner of shares of NMHC common stock or SXC common shares (other than a partnership) that is not a U.S. Holder.

Exchange of NMHC Common Stock Pursuant to the Offer, Second Step Merger, or One Step Merger

Generally, the exchange of shares of NMHC common stock for SXC common shares and cash pursuant to the offer, second step merger, or one step merger will be a taxable event for U.S. federal income tax purposes. However, any gain realized on the receipt of cash and SXC common shares pursuant to the offer, second step merger, or one step merger by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange, and certain other conditions are met; or

•	NMHC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder owned more than 5% of NMHC’s common stock at any time during the five years preceding the merger.

Gain recognized by a Non-U.S. Holder described in the first bullet point will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a foreign corporation, might be subject to an additional “branch profits” tax equal to 30% of its effectively connected earnings and profits. An individual Non-U.S. Holder described in the second bullet point will be subject to a flat 30% tax on the gain derived from the exchange, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. SXC believes that NMHC is not, and has not been at any time during the five years preceding the merger, a “United States real property holding corporation” for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on SXC Common Shares

As stated under “Summary — Dividend Policy of SXC,” SXC does not currently pay a quarterly dividend on its common shares. SXC expects that following completion of the transactions, it will not pay a regular quarterly dividend. In addition, there will be limitations on SXC’s ability to pay dividends under the senior secured credit facility.

As discussed above, a significant portion of SXC dividends, if any, are expected to be treated as U.S. source income if, as expected, it has gross income effectively connected with a U.S. trade or business. In such a situation, a Non-U.S. Holder might be subject to U.S. federal income tax and withholding on dividends, if any, with respect to the SXC common shares. To the extent SXC’s dividends are not U.S. source income, a

Non-U.S. Holder will not be subject to U.S. federal income tax or withholding on such income, unless such income is effectively connected with a U.S. trade or business of such Non-U.S. Holder.

Taxation of Disposition of SXC Common Shares

Any gain realized on the sale, exchange or other taxable disposition of SXC common shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

Gain recognized by a Non-U.S. Holder described in the first bullet point will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a foreign corporation, might be subject to an additional “branch profits” tax equal to 30% of its effectively connected earnings and profits. An individual Non-U.S. Holder described in the second bullet point will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Backup Withholding and Information Reporting

If a non-U.S. Holder disposes of their SXC common shares held on account with U.S. and certain foreign brokers, including a foreign broker registered in the U.S., such non-U.S. Holder may be required to certify their exempt foreign status to avoid backup withholding.

The foregoing discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any foreign, state or local tax consequences. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the transaction and the ownership of SXC common shares in light of such holder’s particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Certain Canadian Federal Income Tax Considerations

The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to holders who acquire, as beneficial owners, SXC common shares and who are U.S. shareholders, which means that at all relevant times, (i) for purposes of the Tax Act and the Canada-United States Income Tax Convention, 1980 (“Treaty”) are resident of the United States and are not resident or deemed to be resident in Canada, (ii) deal with SXC at arm’s length, (iii) acquire and hold their SXC common shares as capital property, and (iv) do not use and are not deemed to use or hold the SXC common shares in the course of carrying on, or otherwise in connection with, a business in Canada and (v) do not hold or use SXC common shares in connection with a permanent establishment or fixed base in Canada. Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly and officially announced by the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Treaty and counsel’s understanding of the current administrative policy and practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that all proposed amendments will be enacted substantially as proposed and that there will be no other relevant changes in any governing law, the Treaty or the current administrative policy and practices of the Canada Revenue Agency, although no assurances can be given in these respects. This summary does not take into account provincial, territorial, United States or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any prospective holder of SXC common shares and should not be construed as such. No representations with respect to the income tax consequences to any such holder are made. The tax consequences to any prospective holder of SXC common shares will vary according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the tax consequences applicable to the holder’s own particular circumstances.

All amounts relevant in computing the liability of a U.S. shareholder under the Tax Act are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.

Taxation of U.S. Shareholders

Amounts in respect of SXC common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. shareholder by SXC are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends beneficially owned by a U.S. shareholder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of corporate U.S. shareholders owning at least 10% of SXC voting shares).

A U.S. shareholder is generally not subject to tax under the Tax Act in respect of a capital gain (or entitled to deduct any capital loss) realized on the disposition of a common share unless, at the time of disposition, such share constitutes “taxable Canadian property”, as defined in the Tax Act, to the holder thereof and the holder is not entitled to relief under the Treaty. Provided the SXC common shares are listed on a prescribed stock exchange at the time they are disposed of, they will generally not constitute “taxable Canadian property” to a U.S. shareholder unless, at any time within the 60 month period that ends at that time, the U.S. shareholder, persons with whom the U.S. shareholder did not deal at arm’s length (within the meaning of the Tax Act), or the U.S. shareholder together with all such persons owned 25% or more of the issued shares of any class or series of SXC capital stock. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, SXC common shares could be deemed to be taxable Canadian property. If the SXC common shares constitute “taxable Canadian property” to a U.S. shareholder, any capital gain realized on a disposition or deemed disposition of such SXC common shares generally will not be subject to tax under the Tax Act unless the value of the SXC common shares at the time of the disposition is derived principally from “real property situated in Canada” within the meaning of the Treaty.

Purpose of the Offer; the Second Step Merger; Appraisal Rights

Purpose of the Offer; the Second Step Merger

The purpose of the offer is for SXC to acquire control of, and ultimately the entire equity interest in, NMHC. The offer is the first step in the acquisition of NMHC and is intended to facilitate the acquisition of all outstanding shares of NMHC common stock, including the shares of NMHC common stock to be issued upon conversion of the NMHC convertible preferred stock prior to the expiration of the offer. The purpose of the second step merger is for SXC to acquire all outstanding shares of NMHC common stock not tendered and purchased pursuant to the offer. If the offer is successful, SXC intends to seek to consummate the second step merger as promptly as practicable. Upon consummation of the second step merger, the surviving corporation would become an indirect, wholly-owned subsidiary of SXC.

If after completion of the offer and the purchase of shares of NMHC common stock directly from NMHC, Offeror owns 90% or more of the outstanding shares of NMHC common stock, Offeror may effect the second step merger through a “short-form merger” process pursuant to Section 253 of the DGCL. In this case, neither the approval of any holder of shares of NMHC common stock (other than Offeror) nor the approval of NMHC’s board of directors would be required. If Offeror owns less than 90% of the outstanding shares of NMHC common stock after the offer is consummated, it will exercise the top up option if doing so would result in Offeror being able to effect the second step merger through the “short-form” process pursuant to Section 253 of the DGCL. Because it is a condition to the completion of the offer that Offeror be able to promptly complete a “short-form merger,” unless we waive that condition, we anticipate that if the offer is completed, Offeror will be able to effect the second step merger through the short-form process.

If Offeror owns less than 90% of the outstanding shares of NMHC common stock following the consummation of the offer and does not exercise the top up option described above or the shares of NMHC common stock received pursuant to the top up option does not result in Offeror owning 90% or more of the outstanding shares of NMHC common stock, SXC may to seek to effect a “long-form merger” by having NMHC’s board of directors submit the merger agreement to NMHC’s stockholders for adoption in accordance with the Delaware law. If the minimum tender condition described in “The Offer — Conditions of the Offer” is satisfied, SXC will, upon consummation of the offer, have sufficient voting power to adopt the second step merger without the affirmative vote of any other NMHC stockholder.

In the second step merger, each share of NMHC common stock (except for shares of NMHC common stock held in NMHC’s treasury, shares beneficially owned directly or indirectly by NMHC or SXC, including shares of NMHC common stock acquired by Offeror in the offer and shares for which appraisal rights have been exercised) would be converted into the right to receive cash and SXC common shares, subject to appraisal rights under Delaware law, as more fully described below.

Following completion of the offer, we expect to designate individuals to be appointed to NMHC’s board of directors as described under “Merger Agreement — The Offer — Board of Directors of NMHC.” Except as described in this prospectus, we have no current plans or proposals or negotiations which relate to us that would result in (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving NMHC, (ii) any purchase, sale or transfer of a material amount of assets of NMHC or (iii) any other material damage in NMHC’s business.

Rule 13e-3 promulgated under the Exchange Act, which SXC does not believe would apply to the second step merger if the second step merger occurs within one year of the completion of the offer, would require, among other things, that some financial information concerning NMHC, and some information relating to the fairness of the proposed transaction and the consideration offered to stockholders of NMHC, be filed with the SEC and disclosed to stockholders prior to the completion of the second step merger.

Appraisal Rights

Under Delaware law, NMHC stockholders do not have appraisal rights in connection with the offer. If Offeror acquires less than 90% of the outstanding shares of NMHC common stock in the offer and pursuant to the top up option, we may seek to effect a long-form merger to acquire the balance of the shares of NMHC common stock not exchanged in the offer. Holders of shares of NMHC common stock that do not validly tender their shares in the offer will have the right under Delaware law to dissent and demand appraisal of their shares of NMHC common stock in connection with a long-form merger. In addition, if we acquire 90% or more of the outstanding shares of NMHC common stock in the offer, we intend to effect a short-form merger to acquire the balance of the shares of NMHC common stock not exchanged in the offer. Holders of shares of NMHC common stock that do not validly tender their shares in the offer will have the right under Delaware law to dissent and demand appraisal of their shares of NMHC common stock in connection with a short-form merger. NMHC stockholders who demand and perfect their rights in accordance with Section 262 of the DGCL will be entitled to payment in cash of the “fair value” of their shares of NMHC common stock, with accrued interest, as determined through Delaware’s statutorily prescribed appraisal process. This “fair value” could be greater than, less than or the same as the merger consideration offered by SXC.

The following summarizes provisions of Section 262 of the DGCL regarding appraisal rights that would be applicable in connection with the second step merger, which would be effected as a merger of Offeror with and into NMHC. This discussion is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 of the DGCL is attached to this prospectus as Annex D. If you fail to take any action required by Delaware law, your rights to dissent in connection with the second step merger will be waived or terminated.

If one of NMHC’s stockholders elects to exercise the right to an appraisal under Section 262, that stockholder must do all of the following:

•	The stockholder must deliver to NMHC a written demand for appraisal of shares of NMHC common stock held, which demand must reasonably inform NMHC of the identity of the stockholder and that the demanding stockholder is demanding appraisal, within twenty days of the mailing by NMHC of a notice of the effectiveness of the second step merger. This written demand for appraisal must be in addition to and separate from any proxy or vote against the merger agreement. Neither voting against, abstaining from voting nor failing to vote on the merger agreement will constitute a valid demand for appraisal within the meaning of Section 262.

•	The stockholder must not vote in favor of adopting the merger agreement. Failing to vote or abstaining from voting will satisfy this requirement, but a vote in favor of the merger agreement, by proxy or in person, or the return of a signed proxy that does not specify an abstention or a vote against adoption of the merger agreement, will constitute a vote in favor of the merger agreement, a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Because there will be no stockholder vote if SXC consummates a short-form merger, this requirement will be satisfied.

•	The stockholder must continuously hold the shares of record until the completion of the second step merger.

All written demands for appraisal should be addressed to NMHC, attention General Counsel, 26 Harbor Park Drive, Port Washington, New York, NY 11050, and received within twenty days of the mailing by NMHC of a notice to its stockholders regarding the effectiveness of the second step merger. The demand must reasonably inform NMHC of the identity of the stockholder and that the stockholder is demanding appraisal of his, her or its shares of NMHC common stock.

The written demand for appraisal must be executed by or for the record holder of shares of NMHC common stock, fully and correctly, as the holder’s name appears on the certificate(s) for their shares. If the shares of NMHC common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of NMHC common stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares. Shares of NMHC common stock held through brokerage firms, banks and other nominee holders are frequently deposited with and held of record in the name of a nominee of a central security depository. Any beneficial owner desiring appraisal who holds shares of common stock through a nominee holder is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares which may be the nominee of a central security depository if the shares have been so deposited.

A record holder, such as a bank, broker, fiduciary, depository or other nominee, who holds shares of NMHC common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of the shares as to which the person is the record owner. In that case, the written demand must set forth the number of shares of NMHC common stock covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of NMHC common stock outstanding in the name of the record owner.

Within ten days after the second step merger, NMHC will give written notice of the date of the completion of the second step merger to each of NMHC’s stockholders. Within 120 days after the completion of the second step merger, NMHC or any stockholder who has properly demanded appraisal and satisfied the requirements of Section 262, referred to as a dissenting stockholder, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of NMHC common stock that are held by all dissenting stockholders. NMHC is under no obligation, and has no present intention, to file such a petition. Accordingly, it is the obligation of NMHC’s stockholders seeking appraisal rights to initiate all necessary actions to perfect appraisal rights within the time prescribed by Section 262.

If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and will determine the fair value of the shares of NMHC common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the second step merger, together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining fair value, the court shall take into account all relevant factors. The Delaware Supreme Court has stated, among other things, that “proof of value by any techniques or methods which are generally acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. In addition, Delaware courts have decided that the statutory appraisal remedy may or may not be, depending on the factual circumstances, the stockholder’s exclusive remedy in connection with transactions such as the mergers. The court may determine fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal shall cease. The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of NMHC common stock entitled to appraisal.

From and after the completion of the second step merger, no dissenting stockholder shall have any rights of a stockholder with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions, on the holder’s shares of NMHC common stock, if any, payable to NMHC stockholders of record as of a time prior to the completion of the second step merger. If a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the completion of the second step merger or subsequently with the written approval of the surviving company, or, if no petition for appraisal is filed within 120 days after the completion of the second step merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration. Once a petition for appraisal is filed with the Delaware court, the appraisal proceeding may not be dismissed as to any stockholder without the approval of the court.

If you wish to exercise your appraisal rights, you must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of these rights.

The foregoing summary of the rights of dissenting NMHC stockholders does not purport to be a complete statement of such rights and the procedures to be followed by stockholders desiring to exercise any available appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of Delaware law, a copy of which is attached hereto as Annex D.

If the acquisition is effected as a one step merger, NMHC stockholders would also have appraisal rights.

Effect of the Offer on the Market for Shares of NMHC Common Stock; Nasdaq Listing; Registration Under the Exchange Act

Effect of the Offer on the Market for the Shares of NMHC Common Stock

The purchase of shares of NMHC common stock by Offeror pursuant to the offer will reduce the number of holders of shares of NMHC common stock and the number of shares of NMHC common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of NMHC common stock held by the public. The extent of the public market for shares of NMHC common stock after consummation of the offer and the availability of quotations for such shares will depend upon a number of factors, including the number of stockholders holding shares of NMHC common stock, the aggregate market value of the shares of NMHC common stock held by the public at such time, the interest of maintaining a market in the shares of NMHC common stock and analyst coverage of NMHC on the part of any securities firms and other factors.

Nasdaq Stock Market

The shares of NMHC common stock are listed on the Nasdaq. Depending upon the number of shares of NMHC common stock acquired pursuant to the offer and the aggregate market value of any shares of NMHC common stock not purchased pursuant to the offer, shares of NMHC common stock may no longer meet the standards for continued listing on the Nasdaq and may be delisted from the Nasdaq. The published guidelines of the Nasdaq state that it would consider delisting shares of a company listed on the Nasdaq if, among other things, the number of round lot holders of such shares falls below 400, the number of publicly held shares falls below 750,000 or the market value of publicly held shares falls below $5,000,000. If shares of NMHC common stock are delisted from the Nasdaq, the market for shares of NMHC common stock would be adversely affected as described above. If shares of NMHC common stock are not delisted prior to the second step merger, then SXC intends to delist the shares of NMHC common stock from the Nasdaq promptly following consummation of the second step merger.

Registration Under the Exchange Act

NMHC common stock currently is registered with the SEC under the Exchange Act. This registration may be terminated upon application by NMHC to the SEC if shares of NMHC common stock are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by NMHC to holders of shares of NMHC common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to shares of NMHC common stock. In addition, “affiliates” of NMHC and persons holding “restricted securities” of NMHC may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of shares of NMHC common stock under the Exchange Act is not terminated prior to the second step merger, then SXC intends to terminate the registration of shares of NMHC common stock following consummation of the second step merger.

Margin Regulations

Shares of NMHC common stock are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of shares of NMHC common stock pursuant to the offer the shares of NMHC common stock might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

Dividends and Distributions by NMHC

If on or after the date of the merger agreement, the outstanding shares of NMHC common stock are changed (or a record date for such change occurs) into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the merger consideration will be appropriately and proportionately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

Certain Legal Matters; Regulatory Approvals

Other than as described below, SXC is not aware of any governmental license or regulatory permit that appears to be material to NMHC’s business that might be adversely affected by Offeror’s acquisition of shares of NMHC common stock pursuant to the offer or, of any material approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Offeror’s acquisition or ownership of shares of NMHC common stock pursuant to the offer. Should any of these approvals or other actions be required, SXC and Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), or (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to NMHC’s business, or (c) certain parts of NMHC’s or SXC’s, or any of their respective subsidiaries’, businesses would not have to be disposed of or held separate. Offeror’s obligation under the offer to accept for exchange and pay for shares of NMHC common stock is subject to certain conditions. See “— Conditions of the Offer.”

Antitrust

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and certain waiting period requirements have been satisfied. The purchase of shares of NMHC common stock pursuant to the offer is subject to such requirements. SXC and NMHC filed their respective Notification and Report Forms with the FTC on March 21, 2008 and March 24, 2008, respectively. Accordingly, the waiting period under the HSR Act with respect to the offer will expire at 11:59 p.m., New York City time, on April 21, 2008, unless such period is terminated earlier or extended.

Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which NMHC is engaged, SXC does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “— Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

Delaware Commissioner of Insurance

As a condition to the consummation of the offer and the merger, SXC and NMHC must obtain certain approvals from the Delaware Commissioner of Insurance. In the event NMHC does not obtain a determination from the Delaware Commissioner of Insurance that NMHC is either directly or indirectly or through its affiliates primarily engaged in a business other than the business of insurance, SXC will, as promptly as practicable after the date NMHC has received notification from the Delaware Commissioner of Insurance that such determination will not be granted, file a Form A application with the Delaware Department of Insurance. SXC will use reasonable best efforts to obtain the approval of any governmental entity that requires a Form A application in connection with the transactions contemplated by the merger agreement. In addition to receipt of the determination, SXC and/or NMHC are required to file a pre-acquisition notification with the Delaware Commissioner of Insurance, generally known as a “Form E,” not less than 30 days prior to the proposed effective date of the acquisition of the domestic insurer. The closing of the transactions contemplated by the merger agreement can occur only upon (i) receipt of the determination or, if required, receipt of approval of the Form A and (ii) the filing of the Form E and the expiration of the 30 day waiting period. NMHC has filed the request for the determination with the Delaware Commissioner of Insurance. On March 17, 2008, the required Form E was also filed with the Delaware Commissioner of Insurance. In the event that NMHC Group Solutions Insurance, Inc. is determined to be a “commercially domiciled insurer” in any state outside of Delaware, SXC may be required to make additional Form A and Form E filings.

Other Regulatory Filings

NMHC and several of its wholly-owned subsidiaries have licenses in various states related to its Medicaid, Medicare, pharmacy, insurance and third party administrator activities. Certain regulatory filings and/or notifications, triggered by the offer and the merger, are required with respect to certain of these licenses in connection with the transactions contemplated by the merger agreement.

Certain Relationships With NMHC

As of the date of the offer, SXC does not beneficially own any shares of NMHC common stock. Neither SXC nor Offeror have effected any transaction in securities of NMHC in the past 60 days. To the best of SXC and Offeror’s knowledge, after reasonable inquiry, none of the persons listed on Annex B hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of NMHC or has effected any transaction in securities of NMHC during the past 60 days.

Except as described in this prospectus, (a) there have been no contracts, negotiations or transactions since March 31, 2006 between SXC, or to the best of SXC and Offeror’s knowledge, any of their directors, executive officers or other affiliates on the one hand, and NMHC or its affiliates on the other hand concerning any merger, consolidation, acquisition, tender offer, election of NMHC’s directors, or the sale of a material amount of NMHC’s assets, and (b) neither SXC nor Offeror, nor to the best knowledge of SXC or Offeror, after reasonable inquiry, none of the persons listed on Annex B hereto, nor any of their respective affiliates, have any other present or proposed material agreement, arrangement or understanding or relationship with NMHC or any of its executive officers, directors, controlling persons or subsidiaries.

NMHCRX, Inc. Consulting and Software License and Maintenance Agreements

SXC and one of NMHC’s subsidiaries, NMHCRX, Inc., are currently parties to a consulting agreement and software license and maintenance agreements pursuant to which SXC licenses, and provides consulting and support services in connection with, certain computer software for one of NMHCRX, Inc.’s claims adjudication systems. For SXC’s fiscal year ended December 31, 2007 and 2006, NMHCRX, Inc. paid to SXC a total of $1.1 million and $1.3 million, respectively, in fees pursuant to these agreements.

Interests of Certain Persons in the Offer and the Merger

Certain of NMHC’s directors, executive officers and affiliates may be deemed to have interests in the merger that are different from or in addition to the interests of NMHC’s stockholders generally. The board of directors of NMHC was aware of these interests and considered them, among other matters, in approving the offer and the merger.

Treatment of Equity Awards

Pursuant to the merger agreement, immediately prior to the effective time of the merger, each outstanding option to acquire NMHC common stock granted under NMHC’s equity incentive plans will become fully vested and exercisable, and all such options not theretofore exercised will automatically be terminated as of the effective time of the merger and, in exchange therefor, converted into the right to receive a payment calculated as follows: the excess, if any, of (A) the sum of (x) $7.70 in cash and (y) an amount equal to 0.217 multiplied by the closing price of a share of SXC common shares, as reported on the Nasdaq on the last trading day immediately prior to the effective time of the merger (such sum, the “NMHC share value”), over (B) the exercise price of an option. Such excess will be multiplied by the number of shares subject to such option and such product will be divided by NMHC share value (such quotient, rounded to the nearest whole number, the “option share equivalent”) and each such option share equivalent shall be entitled to receive the merger consideration. Any option with an exercise price equal to or greater than NMHC share value will not receive any consideration. Additionally, restrictions applicable to all shares of restricted stock granted under the equity incentive plans will, in connection with the merger, lapse and those shares will be cancelled and converted into the right to receive the merger consideration.

The table below sets forth, as of March 14, 2008, for each of NMHC’s directors and executive officers (before any deduction for applicable withholding taxes and disregarding fractional shares):

•	the aggregate number of options held by each director and executive officer of NMHC, including those that will vest upon the completion of the merger;

•	the cash and stock payment that will be made in respect of the foregoing options upon the completion of the merger based on an assumed per share value of NMHC common stock to be received by NMHC’s stockholders pursuant to the merger of $11.00;

•	the aggregate number of restricted shares held by each director and executive officer that have restrictions that will lapse upon completion of the merger; and

•	the aggregate cash and stock payment that will be made in respect of the foregoing restricted shares upon the completion of the merger, which consists of the merger consideration.

	Stock Options			Restricted Shares
			SXC			SXC
		Cash	Stock		Cash	Stock
Name	Number	Payment	Payment(1)	Number	Payment	Payment(1)

Directors
Thomas W. Erickson(2)	100,000	—	—	—	—	—
Michael B. Ajouz	—	—	—	—	—	—
Gerald Angowitz	37,634	$18,403	518	3,000	$23,100	651
G. Harry Durity	21,634	$0	0	—	—	—
Michael T. Flaherman	—	—	—	—	—	—
Robert R. Grusky	—	—	—	—	—	—
Daniel B. Hébert	10,000	$0	0	3,000	$23,100	651
Steven B. Klinsky	—	—	—	—	—	—
Paul J. Konigsberg	37,634	$18,403	518	3,000	$23,100	651
Executive Officers
Stuart Diamond	107,694	$0	0	54,600	$420,420	11,848
Mark Adkison	72,780	$0	0	41,020	$315,854	8,901
Martin Magill	50,000	$0	0	30,000	$231,000	6,510
George McGinn	—	—	—	55,000	$423,500	11,935

(1)	This column shows the number of SXC common shares that will be issued. On March 27, 2008, the closing price of SXC common shares on the Nasdaq was $11.88.

(2)	Mr. Erickson also serves as NMHC’s interim Chief Executive Officer and President.

Bonus Payments

Subject to the availability of cash, NMHC and SXC have agreed that NMHC will pay bonuses immediately prior to the closing of the merger in an aggregate amount not to exceed $1,200,000, of which no less than $700,000 will be paid to non-executive officers. Of the $500,000 that may be paid to executive officers, the Compensation Committee of the board of directors of NMHC has discretion to pay such bonuses in the amounts it determines to one or more of the executive officers. NMHC is permitted to pay these amounts only if NMHC’s available cash is sufficient to pay in full the bonuses as well as all accrued and unpaid dividends to the holders of NMHC’s convertible preferred stock and all costs and expenses incurred as a result of the transactions contemplated by the merger agreement.

Key Employee Retention Arrangements

In March 2008, NMHC issued 170,500 restricted stock units, to certain of NMHC’s non-executive employees. The restricted stock units are subject to the terms of individual award agreements and vest according to the following schedule: 33% on November 13, 2008, 33% on November 13, 2009 and 34% on November 13, 2010. If following a change in control of NMHC the employee’s employment is terminated by

NMHC for any reason other than cause or by the employee for good reason, all restricted stock units that have not vested shall vest upon the date of such termination. Although SXC intends to assume the restricted stock units in connection with the merger, if it does not assume NMHC’s restricted stock units, they will vest in full prior to the effective time of the merger. If SXC assumes NMHC’s obligations pursuant to the terms of the restricted stock units, then following the merger, each outstanding restricted stock unit will continue to have, and be subject to, generally the same terms and conditions, except that (i) the restricted stock units will be substituted for restricted stock units of SXC that will be settled in shares of SXC common shares equal to (A) the product of the number of shares of NMHC common stock subject to the restricted stock units multiplied by the closing price of a share of NMHC common stock on the Nasdaq on the first trading day prior to the closing date of the merger, divided by (B) the closing price of an SXC common share on Nasdaq on the first trading day prior to the closing date of the merger, and (ii) if following a change in control of NMHC the employee’s employment is terminated by NMHC for any reason other than cause or by the employee for good reason, all restricted stock units that have not vested shall vest upon the date of such termination. SXC has indicated that, subject to the terms described above, it intends to assume the restricted stock units in connection with the merger.

In March 2008, NMHC also entered into severance agreements with these non-executive employees. The severance agreements expire upon the expiration of the employee’s employment with NMHC, or upon the first anniversary of a change in control of NMHC, whichever occurs first. The severance agreements provide that if the employee’s employment with NMHC or its affiliates is terminated other than for cause or by the employee for good reason, NMHC will pay to the employee an amount ranging from 25% to 75% of the employee’s then current annual salary.

Employment Arrangement of Thomas W. Erickson, Chairman of the Board and Interim Chief Executive Officer and President and Consulting Arrangement with New Mountain Capital

Thomas W. Erickson is currently serving as Chairman of the Board and interim Chief Executive Officer and President of NMHC in accordance with the terms of a chairman agreement, entered into by NMHC and Mr. Erickson on February 23, 2007 and subsequently amended on January 28, 2008. As amended, the agreement expires on February 22, 2009 (unless earlier terminated in accordance with its terms) and provides for the payment by NMHC to Mr. Erickson of annual fees in the amount of $250,000. Upon the request of Mr. Erickson at any time during the term of the agreement, NMHC will provide or reimburse Mr. Erickson for health, life and disability insurance and other benefits having terms and benefits commensurate with those generally made available to NMHC’s most senior employees. Acting upon written resolution, a majority of the board of directors of NMHC may request Mr. Erickson to resign as member of the board of directors at any time for any reason and Mr. Erickson will be required to so resign.

On March 12, 2007, the Compensation Committee of the board of directors of NMHC made a grant of an option to purchase 100,000 shares of NMHC common stock at an exercise price of $14.02 (the closing price of NMHC common stock on the date of the grant) to Mr. Erickson in connection with his appointment as Chairman of the Board of NMHC. Mr. Erickson’s option grant vests and becomes exercisable, except as specifically provided for in the award agreement, upon the satisfaction of the following two conditions: (i) Mr. Erickson serves as a director of NMHC through at least February 23, 2008, or Mr. Erickson resigns at the request of the board of directors of NMHC, or is involuntarily terminated on or prior to February 23, 2008; and (ii) a change in control of NMHC shall have occurred. The option immediately vests upon a change in control prior to February 23, 2008. This option expires on March 12, 2017. Mr. Erickson has indicated that he does not intend to exercise the option and, thus, it is expected to be cancelled in connection with the merger (and thus has not been included in the above chart).

Since January 2007, Mr. Erickson has also been providing consulting services to New Mountain Capital, L.L.C., through ECG Ventures, Inc., of which Mr. Erickson is President and Chief Executive Officer and which is controlled by Mr. Erickson. New Mountain Capital is paying ECG Ventures, Inc. $500,000 per year for those consulting services. New Mountain Capital, L.L.C. is the investment manager of New Mountain Partners, L.P., NMHC’s largest stockholder. As disclosed by NMHC in previous filings with the SEC, Mr. Erickson and New Mountain Capital, L.L.C. were also expected to enter into a consulting agreement pursuant to which Mr. Erickson would provide, through ECG Ventures, Inc., strategic management services to New Mountain Capital, L.L.C. with respect to its current and prospective investment activities, including with respect to NMHC. This agreement was never entered into and it is no longer anticipated that New Mountain Capital, L.L.C. and Mr. Erickson will enter into such agreement.

Employment Agreements of Other Executive Officers

Under the terms of various offer letters in effect with NMHC’s executive officers during fiscal 2007, the executive officers were provided limited severance benefits in connection with termination of their employment without cause and for certain other reasons. In November 2007, NMHC entered into new employment agreements with its executive officers (excluding Mr. Erickson). Pursuant to the employment agreements, Stuart Diamond, Mark Adkison, Martin Magill and George McGinn are entitled to receive severance compensation in the event their employment is terminated:

•	without cause;

•	as a result of NMHC’s refusal to extend the one-year, automatically-renewing term of the agreements;

•	due to incapacity; or

•	due to death.

Under the employment agreements, severance compensation means:

•	an amount equal to 100% of the executive officer’s highest base salary in effect during the six month period immediately prior to the executive officer’s date of termination; and

•	payments by NMHC to continue health benefits for the executive officer, the executive officer’s spouse, and the executive officer’s children until the end of the period of time commencing on the executive officer’s date of termination and ending on the earlier of (i) the first anniversary of the termination of the employment agreement or (ii) the date the executive officer is eligible to be covered under a comparable or more favorable health plan of another person.

In the event of termination by reason of death, the executive officer’s estate shall be paid severance compensation minus the product of any payments under any life insurance policy multiplied by the percentage of premiums of such policy that were paid by NMHC. In the event of a termination due to incapacity, the executive officer’s estate shall be paid severance compensation minus the product of any payments for 12 months after the termination under any long-term disability policy multiplied by the percentage of premiums of such policy that were paid by NMHC.

If there is a change in control and the executive officer’s employment is terminated within two years following the change in control:

•	without cause;

•	as a result of NMHC’s refusal to extend the one-year, automatically-renewing term of the agreements;

•	due to incapacity; or

•	due to death;

then the executive officer is entitled to receive change in control compensation instead of severance compensation.

Under the employment agreements, change in control compensation means:

•	an amount equal to 150% of the executive officer’s highest base salary in effect during the six month period immediately prior to the executive officer’s date of termination; and

•	payments by NMHC to continue health benefits for the executive, the executive officer’s spouse, and the executive officer’s children until the end of the period of time commencing on the executive officer’s date of termination and ending on the earlier of (i) the first anniversary of the termination of the employment agreement or (ii) the date the executive officer is eligible to be covered under a comparable or more favorable health plan of another person.

Under the employment agreements, termination without cause means:

•	termination by the executive upon constructive termination of the executive’s employment with NMHC by reason of:

•	a reduction in the executive’s base salary;

•	a material diminution in the duties, powers, authority, functions or responsibilities without executive’s consent, such that executive is left with duties, powers, authority, functions and responsibilities (when viewed in the aggregate) that are materially diminished;

•	a requirement by NMHC that the executive change the office to which the executive is primarily assigned to a location that is outside the 25 mile radius of the executive’s primary residence as of the date of the employment agreement;

•	a change by NMHC of its reimbursement policy for travel and living expenses (compared to such policy as in effect on the date of the employment agreement) that would have a material negative impact on reimbursement payments to the executive in respect of the travel obligations required of the executive by NMHC; or

•	NMHC’s continued material breach of the employment agreement after, in each case, receipt of written notice from the executive specifying the basis for such constructive termination and failure by NMHC to cure within fifteen (15) days from receipt of such notice; or

•	termination by NMHC of the executive’s employment with NMHC other than as a result of death, incapacity or for cause, which is defined to mean the following:

•	the failure of the executive substantially to perform the executive’s duties under the employment agreement;

•	the executive’s engaging in misconduct that has caused or is reasonably expected by the board of directors of NMHC to cause material injury to NMHC;

•	the executive’s violation of any material policy of NMHC, including without limitation insider trading, harassment and discrimination policies;

•	the executive’s indictment or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony; or

•	the material breach by the executive of any of the executive’s obligations under the employment agreement or under any other written agreement or covenant with NMHC.

The employment agreements also provide for payment to the executive officer of an amount necessary to reimburse the executive on an after-tax basis for any excise tax payable under Section 4999 of the Code in connection with the change in control. Executive officers of NMHC entitled to change in control compensation are required to remain in the employment of NMHC for at least six months after the change in control as requested by NMHC. Following a change in control, if the executive officer terminates employment for any reason other than death, incapacity, a refusal by NMHC to extend the term of the agreement, good reason or without cause, then the executive officer will be required to make certain payments to NMHC that are based on the amount of harm suffered by NMHC due to the executive officer’s termination.

The consummation of the merger will result in a change of control transaction. As of March 26, 2008, (1) the estimated lump-sum cash compensation payments payable to Messrs. Diamond, Magill, Adkinson and McGinn in the event that their employment is terminated within two years following a change in control transaction was $450,000, $412,500, $330,000 and $375,000, respectively and (2) the estimated lump-sum cash compensation payable to Messrs. Diamond, Magill, Adkinson and McGinn the event that their employment is terminated without cause was $300,000, $275,000, $220,000 and $250,000, respectively. In addition, in the event of termination without cause or termination following a change in control, each executive is entitled to receive (in periodic installments until the end of the applicable COBRA period) (i) COBRA payments in respect of the continuation of health benefits for the executive, the executive’s spouse and the executive’s children and (ii) payments to fund dental coverage for the executive, the executive’s spouse and the executive’s children comparable to the dental coverage that they would have received if the executive had continued as an employee of NMHC. As of June 30, 2007, these benefits were valued at approximately $10,200.

The executive officers are not eligible to collect severance compensation in addition to change in control compensation. Moreover, severance compensation, or change in control compensation if applicable, is the exclusive remedy of the executive officer in connection with a termination without cause, due to NMHC’s refusal to extend the employment term, due to incapacity, or due to death.

To be eligible for any severance or change in control compensation, the executive officer must execute and deliver to NMHC a general release and a written resignation. Moreover, NMHC is entitled to discontinue any severance compensation if the executive officer breaches certain restrictive covenants, including those related to non-competition, non-solicitation and confidentiality.

Employee Benefits

The merger agreement provides that, until the first anniversary of the completion of the merger, each continuing employee of NMHC and its subsidiaries will be eligible to receive compensation and benefits which are at least comparable in the aggregate to those provided by SXC to similarly situated employees of SXC immediately prior to the completion of the merger. See “Merger Agreement — NMHC Benefit Plans” for a more complete description of these arrangements.

The surviving corporation shall also use reasonable best efforts (i) to waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the surviving corporation that a continuing employee is eligible to participate in following the effective time of the merger to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such continuing employee immediately prior to the effective time of the merger, (ii) to provide each such continuing employee with credit for any co-payments and deductibles paid prior to the effective time of the merger in satisfying any applicable deductibles or out-of-pocket requirements, and (iii) to the extent that any continuing employee is allowed to participate in any employee benefit plan of SXC, the surviving corporation or any of their subsidiaries following the effective time of the merger, to cause such plan to recognize the service of such continuing employee with NMHC and its subsidiaries prior to the effective time of the merger for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual under any defined benefit, retiree welfare or similar plan) to the extent of such service.

Directors’ and Officers’ Indemnification and Insurance

NMHC’s bylaws contain provisions requiring NMHC to indemnify its directors and officers in certain instances, as permitted by the DGCL. NMHC’s certificate of incorporation also provides that NMHC shall have the power to provide indemnification to the fullest extent permitted by Section 145 of the DGCL. NMHC has entered into indemnification agreements with its directors and executive officers under which NMHC has agreed to provide for indemnification of these individuals to the maximum extent permitted by applicable law (including the DGCL) and the payment of certain types of expenses, including attorneys’ fees, incurred in defending any proceeding upon the receipt of an undertaking by such officer or director to repay all amounts advanced if it is ultimately determined that such officer or director is not entitled to be indemnified.

Pursuant to and subject to the terms and conditions of, the merger agreement, SXC has also agreed:

•	that for a period of six years following completion of the merger, the certificate of incorporation and/or bylaws of the surviving corporation will contain provisions with respect to indemnification, advancement of expenses and exculpation not less favorable than those set forth in NMHC’s certificate of incorporation and bylaws as of the date of the merger agreement;

•	to, and to cause NMHC and the surviving corporation to, honor and fulfill in all respects the obligations of (i) NMHC and the surviving corporation under their respective certificates of incorporation and bylaws and (ii) NMHC pursuant to indemnification agreements with NMHC’s directors, officers, employees or agents existing at or prior to the Effective Time to the extent permitted under applicable law;

•	that NMHC will, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless, and, from and after the earlier of the acceptance date or the effective time of the merger if the acquisition is effected by a one step merger, indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each present and former director or officer of NMHC or any of its subsidiaries against any costs or expenses (including attorneys’ fees) arising out of or pertaining to the fact that such person is or was an officer, director, employee, agent or other fiduciary of NMHC or any subsidiary of NMHC;

•	that NMHC or the surviving corporation (as applicable) will also advance to such person his or her reasonable legal expenses within 20 days following a request for such advancement; and

•	SXC will provide and maintain in effect, or cause the surviving corporation to provide and maintain in effect, for the benefit of the current and former directors and officers of NMHC and its subsidiaries, an insurance policy that provides directors’ and officers’ liability coverage for at least six years following the Effective Time that is at least as favorable as NMHC’s existing policy, subject to certain limitations.

For a more complete description of these arrangements, see “Merger Agreement — Directors’ and Officers’ Indemnification and Insurance.”

Source and Amount of Funds

We estimate that the total amount of funds necessary to pay the cash portion of the offer and second step merger consideration as well as fees and expenses in connection with the acquisition is approximately $105.5 million, which includes approximately $100 million to be paid to NMHC stockholders and holders of other equity-based interests in NMHC, with the remaining funds being used to pay fees and expenses in connection with the offer and mergers, the financing arrangements and the related transactions.

US Corp. has received a debt commitment letter, dated as of February 25, 2008, from GE Capital, pursuant to which, subject to the conditions set forth therein, GE Capital has agreed to provide US Corp senior secured financing of $58 million, consisting of a $10 million senior secured revolving credit facility and a $48 million senior secured term loan. The financing will be used solely to pay the cash consideration for the offer and the mergers as well as related transaction fees and, in the case of the senior secured revolving credit facility, for working capital and general corporate and similar purposes.

The debt commitment expires on August 1, 2008. The documentation governing the senior secured revolving credit facility and senior secured term loan has not been finalized and, accordingly, the actual terms of such facilities may differ from those described in this prospectus. US Corp. anticipates that it and the lenders under the secured financing will enter into a credit agreement approximately five business days prior to the expiration of the offer.

Conditions Precedent to the Debt Commitments.  The availability of the senior secured financing contemplated by the debt commitment letter is subject, among other things, to:

•	acceptance by Offeror of shares of NMHC common stock in the offer and all of the conditions to the offer having been satisfied in accordance with the terms of the merger agreement (without giving effect to any modifications, amendments or express waivers or consents thereto that are materially adverse to the lenders (including without limitation the absence of a material adverse change condition with respect to NMHC, the terms of the top up option and the minimum condition) without the consent of GE Capital, which consent may not be unreasonably withheld, delayed or conditioned);

•	the exchange ratio being 0.217;

•	receipt by GE Capital of certain historical financial statements as well as certain pro forma financial statements of SXC and NMHC;

•	there not being any default as a result of the offer, the second step merger, the funding of the senior secured financing and the transactions contemplated by the merger agreement;

•	any default under US Corp.’s, SXC’s or their respective subsidiaries’ material debt instruments and other material agreements;

•	the consolidated adjusted EBITDA of US Corp. and NMHC for the twelve month period most recently completed prior to the date of the closing of the offer being no less than $28 million;

•	the consolidated leverage ratio of US Corp. on the date of the closing of the offer after giving effect to the initial borrowing under the credit agreement not exceeding 1.80 to 1.00;

•	there not having been any material adverse effect on NMHC or, since December 31, 2006 on US Corp. and its subsidiaries, taken as a whole;

•	delivery of legal opinions and a solvency certificate;

•	the perfection of liens on the collateral for the senior secured financing;

•	creation of cash management systems for US Corp. (which may be put in place 60 days after closing of the financing);

•	receipt of mortgage supporting documents for all properties subject to mortgage (which may be put in place 60 days after closing of the financing);

•	NMHC and US Corp. obtaining all necessary governmental approvals and third party consents;

•	payment of all fees and expenses then due under the debt commitment letter; and

•	other customary closing conditions.

Senior Secured Credit Facilities

General.  The borrower under the senior secured credit facilities will be US Corp. The senior secured credit facilities will be comprised of a $48 million senior secured term loan which will be advanced in one drawing on the date of acceptance by Offeror of shares of NMHC common stock pursuant to the offer, with a term of six years and a $10 million senior secured revolving credit facility under which borrowings may be made from time to time until the fifth anniversary of the closing. The senior secured revolving credit facility will include sublimits for the issuance of letters of credit and swingline loans.

Interest Rate and Fees.  Loans under the senior secured credit facilities are expected to bear interest, at US Corp.’s option, at (i) a rate equal to LIBOR (London Interbank Offered Rate) plus 3.25% per annum or (ii) a rate equal to the higher of (a) the rate publicly quoted in the Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks and (b) the federal funds effective rate plus 0.50%, plus (in either case) 2.25% per annum. After the completion of the offer, the applicable margins will be subject to quarterly adjustment pursuant to a leverage-based pricing grid set forth below beginning 180 days after the completion of the offer:

Leverage Ratio	Base Rate	LIBOR

Greater than 3.00: 1.00	2.50%	3.50%
Between 1.00:1.00 and 3.00:1.00	2.25%	3.25%
Less than 1.00:1.00	2.00%	3.00%

In addition, US Corp. will pay customary commitment fees.

Guarantors.  All obligations under the senior secured credit facilities and under any interest rate protection will be unconditionally guaranteed by SXC and each of US Corp.’s existing and subsequently acquired or organized direct and indirect, material, U.S. subsidiaries (other than certain subsidiaries to be mutually agreed upon).

Security.  The obligations of US Corp. and the guarantors under the senior secured credit facilities and any interest rate protection or other hedging arrangements entered into with or supported by any lender will be secured, subject to permitted liens and other agreed upon exceptions, by all the capital stock of US Corp. and substantially all of the real and personal property of US Corp. and each guarantor, including the equity interests of each material U.S. subsidiary of US Corp.

Other Terms.  The senior secured credit facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments and acquisitions, sales of assets, mergers and consolidations, dividends and other distributions on or redemptions of stock and prepayments of certain subordinated indebtedness. The senior secured credit agreement will contain the following financial covenants:

•	a minimum fixed charge coverage ratio;

•	a maximum total leverage ratio; and

•	maximum capital expenditures.

The senior secured facilities will also include customary events of default, including a change of control default.

As of the date of this prospectus, SXC does not have any alternative arrangements to obtain the debt financing if it is unable to obtain the debt financing contemplated by the debt commitment letter. SXC currently does not have any plans to repay the indebtedness to be incurred upon borrowing under the term loan facility other than the repayment of such indebtedness in accordance with its terms.

Fees and Expenses

SXC retained Houlihan Lokey to act as its financial advisor in connection with the merger agreement. SXC has paid Houlihan Lokey $250,000 and has agreed to pay Houlihan Lokey an additional $900,000 upon completion of the acquisition. In addition, SXC has agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of its legal counsel. SXC has also agreed to indemnify Houlihan and its affiliates against certain liabilities in connection with its services.

In the ordinary course of its businesses, Houlihan Lokey and its affiliates may hold positions, for its own accounts or for the accounts of its customers, in the securities of SXC and NMHC. Houlihan Lokey or its affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for SXC and NMHC in the ordinary course of business.

SXC has retained Kingsdale Shareholder Services, Inc. as information agent in connection with the offer. The information agent may contact holders of shares of NMHC common stock by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of shares of NMHC common stock. SXC will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. SXC agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, SXC has retained Mellon Investor Services LLC as exchange agent and depositary in connection with the offer. SXC will pay the exchange agent and depositary reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent and depositary for its reasonable out-of-pocket expenses and will indemnify the exchange agent and depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

SXC will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither SXC nor Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

Accounting Treatment

The acquisition of shares of NMHC common stock by SXC will be accounted for under the purchase method of accounting under U.S. GAAP, which means that NMHC’s results of operations will be included with SXC’s from the closing date of the offer and NMHC’s consolidated assets and liabilities will be recorded at their estimated fair values at the same time (except for the minority interest, if any, in the assets and liabilities which will remain at historical cost) with the excess, if any, allocated to specific identifiable intangibles acquired, inventory, property, plant and equipment, other assets or goodwill.

Stock Exchange Listing

SXC common shares are listed on the Nasdaq and the Toronto Stock Exchange. SXC will submit applications to list on the Nasdaq and the Toronto Stock Exchange the SXC common shares that SXC will issue in the offer and second step merger.

The issuance of SXC common shares to residents of Canada pursuant to the offer and second step merger will be exempt from the registration and prospectus requirements contained in the securities legislation of the provinces and territories of Canada. The first trade of SXC common shares issued to an NMHC shareholder in connection with the offer and second step merger will generally not be subject to any restricted or hold period in Canada. NMHC shareholders should refer to applicable provisions of the securities legislation of their respective jurisdiction or consult with their legal advisors.

MERGER AGREEMENT

The following summary describes certain material provisions of the definitive merger agreement entered into by SXC, Offeror and NMHC, a copy of which is attached as Annex A hereto and incorporated herein by reference. This summary may not contain all of the information about the merger agreement that is important to NMHC stockholders, and NMHC stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not by this summary.

The Offer

The merger agreement provides for the making of the offer. Under the merger agreement, the obligation of Offeror to accept for exchange and to exchange shares of NMHC common stock for cash and SXC common share tendered pursuant to the offer is subject to the satisfaction of certain conditions. These conditions are described under “The Offer — Conditions of the Offer” above.

Consideration

Offeror is offering to exchange 0.217 of a SXC common share and $7.70 in cash, without interest, for each share of NMHC common stock validly tendered and not withdrawn prior to the expiration of the offer. All payments will be without interest and less applicable withholding taxes.

Offer Period

Under the merger agreement, unless extended in accordance with the terms of the merger agreement, the offer will expire at 10:00 a.m., New York City time on the twenty-first business day after the date that the offer is commenced.

Top Up Option

NMHC has granted Offeror an irrevocable option to purchase a number of shares of NMHC common stock at a price of $11.00 per share that, when combined with the shares of NMHC common stock Offeror purchases in the offer, would result in Offeror owning a number of shares of NMHC common stock equal to one more share than 90% of the outstanding shares of NMHC common stock. We refer to this option as the “top up option.” The top up option may be exercised in whole but not in part at any time following the time Offeror accepts for payment and exchange shares of NMHC common stock pursuant to the offer and prior to the tenth business day after such acceptance. Offeror has agreed to exercise the top up option if doing so would permit Offeror to effect the second step merger by a “short-form merger” under Section 253 of the DGCL.

Board of Directors of NMHC

Subject to the terms of the merger agreement, effective upon the acceptance date, SXC will be entitled to designate the number of directors, rounded up to the next whole number, on NMHC’s board of directors that equals the product of the total number of directors on the NMHC board of directors (giving effect to the election of any additional directors pursuant to SXC’s designation rights as described in this paragraph) and the percentage that the number of shares of NMHC common stock beneficially owned by Offeror (including shares of NMHC common stock accepted for payment or exchange) bears to the total number of shares of NMHC common stock outstanding. The persons Offeror may designate and certain information with respect to such persons is set forth in Annex C. Upon SXC’s request, NMHC will take all action necessary to cause SXC’s designees to be elected or appointed to the NMHC board of directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, NMHC will also cause individuals designated by SXC to constitute the number of members, rounded up to the next whole number, on each committee of the NMHC board of directors and each board of directors of each NMHC subsidiary identified by SXC (and each committee thereof) that represents the same percentage as such individuals represent on the NMHC board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, at least three of the members of the NMHC board of directors shall, at all times prior to the effective time of the second step merger, be directors of NMHC who were directors of NMHC as of the date of the merger agreement, or the “continuing directors”. If there are fewer than three continuing directors in office for any reason, the remaining continuing directors will designate persons to fill such vacancies who shall be deemed to be a continuing director for all purposes of the merger agreement. If no continuing directors then remain in office, the other directors of NMHC then in office shall designate persons to fill such vacancies who will not be officers of NMHC or stockholders, affiliates or associates of SXC or any of their respective subsidiaries and such persons shall be deemed to be continuing directors for all purposes of the merger agreement.

NMHC’s obligations to appoint Offeror’s designees is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election or appointment of SXC’s designees and until the effective time of the merger, the approval of a majority of the continuing directors shall be required to authorize:

•	any termination of the merger agreement by NMHC;

•	any amendment of the merger agreement;

•	any extension of time for performance of any obligation or action under the merger agreement by SXC or Offeror;

•	any waiver of compliance with any of the agreements or conditions contained in the merger agreement for the benefit of NMHC or its stockholders (other than SXC, Offeror or their affiliates), officers, directors or employees or of any right of NMHC under the merger agreement;

•	any amendment of the certificate of incorporation or bylaws of NMHC; and

•	any amendment or change to or any other consent or action by NMHC’s board of directors with respect to the merger agreement.

The Second Step Merger

The merger agreement provides for the merger of Offeror with and into NMHC. As a result of the second step merger, Offeror will cease to exist and NMHC will continue as the corporation surviving the second step merger. After the second step merger, the surviving corporation will be an indirect, wholly-owned subsidiary of SXC and the former NMHC stockholders will not have any equity ownership interest in the surviving corporation. The second step merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later time as set forth in the certificate of merger.

The One Step Merger

If:

•	the parties agree in writing; or

•	unless the board of directors of NMHC has changed its recommendation to NMHC stockholders to accept the offer, the minimum condition or the short-form condition has not been satisfied within 10 business days after the scheduled initial expiration of the offer (or such later time as the parties agree);

then Offeror will terminate the offer and the parties will seek to consummate the acquisition of NMHC by way of a one step merger.

In the one step merger, each issued and outstanding share of NMHC common stock would be converted into the right to receive $7.70 in cash, without interest and less any applicable withholding taxes, and 0.217 of a SXC common share following the adoption of the merger agreement by a majority of the outstanding shares of NMHC common stock and NMHC convertible preferred stock voting together as a single class (with each share of NMHC convertible preferred stock representing 0.8364 of a share of NMHC common stock). After the one step merger, the surviving corporation will be a wholly-owned subsidiary of SXC and the former NMHC stockholders will not have any equity ownership interest in the subsidiary.

Merger Consideration

Stock

Upon completion of the second step merger, each share of NMHC common stock outstanding (other than shares owned by NMHC as treasury stock or owned by SXC, NMHC or Offeror or any of their subsidiaries or for which appraisal rights has been exercised) immediately prior to the effective time of the merger, will be cancelled and converted into the right to receive $7.70 in cash, without interest and less any applicable withholding taxes, and 0.217 of a SXC common share (which consideration in the second step merger will be adjusted to reflect any changes to the consideration in the offer). All payments will be made without interest and less applicable withholding taxes. This consideration will be paid upon surrender of the stock certificates formerly representing the cancelled shares of NMHC common stock in the manner provided in the merger agreement. Shares of NMHC common stock held by stockholders who validly exercise and perfect appraisal rights will be subject to appraisal in accordance with Delaware law as described further below under “— Appraisal Rights.”

The stock merger consideration, together with the cash merger consideration, is sometimes referred to in this prospectus as the “merger consideration.”

Equity-Based Awards

In the merger, each outstanding option to purchase shares of NMHC common stock will be cancelled and the holder of such cancelled stock option will be entitled to receive merger consideration in respect of each option share equivalent determined by:

the excess, if any, of:

•	the sum of (1) $7.70 and (2) an amount equal to 0.217 multiplied by the closing price of SXC common shares on the Nasdaq on the last trading day prior to the effective date of the merger (the “NMHC share value”);
over

•	the exercise price of the applicable option.

Such excess will be multiplied by the number of shares subject to such option and such product will be divided by the NMHC share value. Any option with an exercise price equal to or greater than the NMHC share value will not receive any merger consideration.

The merger agreement provides that each restricted share of NMHC common stock granted prior to the date of the merger agreement will accelerate and all vesting requirements will lapse and the restricted share will be treated like the other shares of NMHC common stock.

Appraisal Rights

Although NMHC stockholders do not have appraisal rights in connection with the offer, shares of NMHC common stock held by NMHC stockholders who are entitled to demand and who have properly demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration but instead will be converted into the right to receive such consideration as may be determined to be due to such stockholder pursuant to Section 262 of the DGCL. However, if any NMHC stockholder fails to perfect or otherwise waives, withdraws or loses the right to receive payment under Section 262, then that NMHC stockholder will not be paid in accordance with Section 262 and the shares of NMHC common stock held by that NMHC stockholder will be exchangeable solely for the right to receive the merger consideration as set forth in the merger agreement.

Exchange of NMHC Common Stock Certificates for the Merger Consideration

As required by the merger agreement, SXC has retained Mellon Investor Services LLC to serve as the exchange agent and depositary for the transactions contemplated by the merger agreement.

To effect the exchange of shares of NMHC common stock, as soon as reasonably practicable after the effective time of the applicable merger, the exchange agent will mail to each record holder or holder of book-entry shares of NMHC common stock a form of letter of transmittal and instructions for surrendering the stock certificates that formerly represented shares of NMHC common stock for the merger consideration. After surrender to the exchange agent of certificates that formerly represented shares of NMHC common stock for cancellation, together with a validly executed letter of transmittal and other documents required by the exchange agent, the record holder of the surrendered certificates will be entitled to receive the merger consideration. Following the effective time, until surrendered for cancellation, each stock certificate formerly representing shares of NMHC common stock that has not been surrendered will represent only the right to receive upon such surrender the merger consideration to which such holder is entitled by virtue of the merger and any dividends or other distributions payable to such holder upon such surrender.

Fractional Shares

Under the terms of the merger agreement, instead of receiving fractional shares, each holder of shares of NMHC common stock who otherwise would be entitled to receive a fraction of a SXC common share pursuant to the offer will be paid an amount in cash (without interest and less any applicable withholding taxes), rounded to the nearest whole cent, determined by multiplying (i) the closing price of a SXC common share as reported on the Nasdaq on the date Offeror begins accepting shares of NMHC common stock for payment by (ii) the fractional share interest to which such holder would otherwise be entitled.

Charter; Bylaws; Directors and Officers

The merger agreement provides that as of the effective time of the applicable merger:

•	the certificate of incorporation of NMHC will become the certificate of incorporation of the surviving corporation until amended in accordance with the provisions thereof and as provided by the DGCL or other applicable law;

•	the bylaws of Offeror will become the bylaws of the surviving corporation until amended in accordance with the provisions therein or by applicable law;

•	the directors of Offeror will become the directors of the surviving corporation until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the surviving corporation’s certificate of incorporation and bylaws; and

•	the officers of Offeror will become the officers of the surviving corporation until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal.

Conditions to Completion of the Offer

Pursuant to the terms of the merger agreement, Offeror is not required to accept for exchange or exchange any shares of NMHC common stock and may postpone the acceptance for exchange of or exchange of, tendered shares of NMHC common stock, if at the time of the scheduled or extended expiration date of the offer certain conditions are not met, and Offeror may, in its reasonable discretion (but subject to the requirements of applicable law) terminate or amend the offer in accordance with the merger agreement if certain conditions are not met. These conditions to the offer are set forth in “The Offer — Conditions of the Offer.”

Conditions to the Second Step Merger

In addition to the completion of the offer, the respective obligations of NMHC, SXC and Offeror to complete the second step merger under the merger agreement are subject to the satisfaction of the following conditions:

•	no order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect, and no governmental entity shall have enacted any law preventing, prohibiting or making illegal the consummation of the second step merger or other transactions contemplated by the merger agreement and no governmental entity seeking the same shall have instituted any proceeding that is pending seeking any such order or injunction;

•	no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC or any state securities administrator and no proceedings for that purpose shall be pending, or to the knowledge of SXC or NMHC, threatened by the SEC or any state securities administrator;

•	if required by applicable law, the merger agreement must have been adopted by the stockholders of NMHC; and

•	Offeror must have accepted the shares of NMHC common stock for payment pursuant to the offer.

Conditions to the One Step Merger

If the acquisition is to be effected as a one step merger, there will be conditions to the obligation of each party to effect the one step merger similar to the conditions to complete the offer and the second step merger.

Representations and Warranties

The merger agreement contains various representations and warranties by the parties. These include representations and warranties of NMHC with respect to:

•	corporate organization and qualification;

•	authority;

•	capitalization;

•	subsidiaries;

•	SEC filings, financial statements and undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with laws;

•	claims, actions and proceedings;

•	contracts and other agreements;

•	intellectual property;

•	property;

•	insurance;

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	no conflicts with the transactions contemplated by the merger agreement;

•	financial advisors;

•	disclosure documents;

•	affiliate transactions;

•	customers and suppliers; and

•	state takeover statutes.

The merger agreement also contains customary representations and warranties of SXC, US Corp. and Offeror, including among other things:

•	organization;

•	authority;

•	capitalization;

•	subsidiaries;

•	conflicts, required filings and consents;

•	SEC filings and financial statements;

•	absence of certain changes or events;

•	compliance with laws;

•	claims, actions and proceedings;

•	contracts and other agreements;

•	intellectual property;

•	tax matters;

•	financing;

•	solvency;

•	disclosure documents; and

•	brokers.

Certain of the representations and warranties by NMHC and SXC, US Corp. and Offeror are qualified by “material adverse effect” with respect to NMHC or SXC. “Material adverse effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is, or would be, materially adverse to the business, assets, financial condition or results of operations of NMHC or SXC, as the case may be, and their respective subsidiaries, taken as a whole; provided, however, that none of the following will constitute, or will be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following will constitute, a material adverse effect:

•	the announcement of the execution of the merger agreement (including the threatened or actual impact on relationships with customers, vendors, suppliers, distributors, landlords or employees (including the threatened or actual loss, termination, suspension, modification or reduction of, or adverse change in, such relationships) but only, in each case, to the extent caused by the announcement of the execution of the merger agreement) or any litigation brought by any holder of shares of NMHC common stock (other than New Mountain) or SXC common shares, as the case may be, arising or resulting therefrom;

•	changes in the national or world economy or national or foreign securities, credit or financial markets or changes in general economic conditions that affect the industries in which the party and its subsidiaries, or their customers, conduct their business (but only, in each case, to the extent that such changes do not disproportionately affect the party, its subsidiaries or their customers as compared to other companies in the industries in which the party and its subsidiaries operate);

•	any change in applicable law or generally accepted accounting principals or interpretation thereof (but only, in each case, to the extent that such changes do not disproportionately affect the party or its subsidiaries as compared to other companies in the industries in which the party and its subsidiaries operate);

•	any failure by the party to meet any published or internally prepared budgets or estimates of revenues, earnings or financial projections prepared prior to the date of the merger agreement (any events, circumstances, developments, changes and effects which cause the failure to meet such budgets, estimates or projections may, except as provided in first, second, third, fifth, sixth, seventh, eighth or ninth bullet points of this definition, constitute or be taken into account in determining whether there has been or would be a material adverse effect);

•	any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof (but only if, in each case, such matters do not disproportionately affect the party or its subsidiaries as compared to other companies in their industries);

•	any earthquake, hurricane or natural disaster (but only, in each case, to the extent that such changes do not disproportionately affect the party or its subsidiaries as compared to other companies in such industries);

•	a decline in the price, or a change in the trading volume, of shares of NMHC common stock or SXC common shares, as the case may be, on the Nasdaq (any events, circumstances, developments, changes and effects which cause such decline or change may, except as provided in the first, second, third, fourth, fifth, sixth, seventh or eighth bullet points of this definition, constitute or be taken into account in determining whether there has been or would be a material adverse effect);

•	taking or not taking any actions with the prior written consent of the other party; or

•	subject to certain exceptions, compliance with the terms of, and taking any action required by, the merger agreement.

The representations, warranties and covenants made by NMHC, SXC, US Corp. and Offeror in the merger agreement are qualified by information contained in the confidential disclosure schedules exchanged by the parties in connection with the execution of the merger agreement. Stockholders are not third party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NMHC, SXC, US Corp., Offeror or any of their affiliates.

No Solicitation of Other Offers

Under the terms of the merger agreement, subject to certain exceptions described below, NMHC has agreed that it will not, and will use its reasonable best efforts to ensure that its affiliates or representatives do not, directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of an acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, agreement, option agreement or other agreement relating to an acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal; or

•	participate or enter into or engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than SXC or any of its affiliates or representatives in their capacity as such) relating to any acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal.

“Acquisition proposal” means:

•	an offer or proposal from any person or group other than SXC or any of its affiliates to acquire, directly or indirectly, pursuant to any transaction or series of related transactions (including pursuant to any consolidation, merger, business combination, recapitalization, liquidation, dissolution or similar transaction);

•	twenty percent (20%) or more of the outstanding shares of equity or voting securities of NMHC; or

•	twenty percent (20%) or more of the consolidated assets of NMHC (including stock of subsidiaries of NMHC);

•	any tender or exchange offer that if consummated would result in any person or group of persons beneficially owning twenty percent (20%) or more of the outstanding shares of equity or voting securities of NMHC; or

•	any merger, consolidation, business combination, recapitalization, liquidation or similar transaction involving NMHC or any of its subsidiaries (other than a merger, consolidation, business combination, recapitalization, liquidation or similar transaction involving solely NMHC and/or one or more wholly-owned subsidiaries).

Under the merger agreement, NMHC is obligated to notify SXC as promptly as practicable, and in any event within the earlier of (i) one business day or (ii) 48 hours after receipt of any acquisition proposal or any offer, proposal or inquiry that may reasonably be expected to lead to an acquisition proposal or after any request for information is sought or initiated and disclose the material terms of such acquisition proposal, proposal, offer or inquiry, including the identity of the person or persons making such acquisition proposal, proposal, offer or inquiry and provide a copy thereof if in writing and any related available material documentation or correspondence from such person or persons or any of their respective representatives to NMHC, any subsidiary of NMHC or any of their respective representatives and from NMHC, any subsidiary of NMHC or any of their respective representatives to such person or persons or their respective representatives. NMHC must keep SXC informed on a prompt basis of the status and any material discussions, negotiations and developments (including material amendments and proposed material amendments) relating to any acquisition proposal or any such offer, proposal or inquiry.

Notwithstanding the prohibitions described above, if NMHC receives an unsolicited acquisition proposal after the date of the merger agreement that was not solicited in violation of the no solicitation provisions contained in the merger agreement and the board of directors of NMHC (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside counsel, that such acquisition proposal is or is reasonably likely to lead to a superior proposal; and the board of directors of NMHC (or any committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to take such action is or would reasonably likely be inconsistent with the board of directors’ fiduciary duties under applicable law, NMHC then:

•	may, pursuant to a confidentiality agreement with terms no less favorable in the aggregate to NMHC than the terms of the confidentiality agreement between SXC and NMHC (except for such changes as are necessary to allow NMHC to comply with the terms of the merger agreement), furnish information concerning, and provide access to, its business, properties, employees and assets to any person (and its representatives acting in such capacity) that makes such acquisition proposal (and the potential financing sources of such person in its capacity as such), provided that any such information must be provided to SXC prior to or substantially concurrent with the time of its provision to such third party to the extent not previously made available to SXC; and

•	may, and may authorize and permit its representatives to, participate, engage or assist in discussions and negotiations with any person (and its representatives acting in such capacity) that makes such acquisition proposal (and the potential financing sources of such person in its capacity as such) with respect to such acquisition proposal.

A “superior proposal” for purposes of the merger agreement is a written acquisition proposal (substituting “seventy percent (70%) or more” for each reference to “twenty percent (20%) or more” in the definition thereof) that board of directors of NMHC (or any committee thereof) determines (i) is reasonably likely to be consummated and (ii) if consummated would result in a transaction more favorable, from a financial point of view, to NMHC’s stockholders than the transactions contemplated by the merger agreement, taking into account all of the terms and conditions of such proposal and the merger agreement (including any written proposal from SXC to amend the terms of the merger agreement).

If any affiliate or representative of NMHC takes any action that NMHC is not permitted to take under the provisions described above, it will be deemed a breach of such provisions by NMHC.

Changes of Recommendation

The merger agreement requires that, except as described below, the board of directors of NMHC will recommend that NMHC stockholders tender their shares of NMHC common stock pursuant to the offer, or, if applicable, that the NMHC stockholders adopt the merger agreement.

Neither the board of directors of NMHC nor any committee thereof may:

•	withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to SXC or Offeror, the approval or recommendation with respect to the merger agreement, the offer, the merger, the stockholder agreements or the recommendation that NMHC stockholders accept and tender their shares of NMHC common stock into the offer and, if required by applicable law, adopt the merger agreement, a “change of recommendation;”

•	approve, recommend or adopt (or publicly propose to approve, recommend or adopt) any acquisition proposal; or

•	approve, recommend, adopt or allow NMHC to enter into any letter of intent, memorandum of understanding, option agreement or similar arrangement with respect to any acquisition proposal (other than the confidentiality agreement described above).

Notwithstanding the foregoing, if prior to the earlier of the acceptance date and stockholder adoption of the merger agreement NMHC receives an acquisition proposal, then prior to such date, the board of directors of NMHC (or any committee thereof) may make a change in recommendation and enter into a definitive agreement with respect to such acquisition proposal and/or recommend or approve such acquisition proposal if:

•	it determines in good faith, after consultation with its outside counsel, that the failure to take such action is or would reasonably likely be inconsistent with the board of directors’ fiduciary duties under applicable law;

•	it determines in good faith, after consultation with its financial advisor and outside counsel, that such acquisition proposal constitutes a superior proposal and, concurrently with entering into such definitive agreement, making such change in recommendation or recommending or approving such acquisition proposal terminates the merger agreement; and

•	pays the applicable termination fee to SXC concurrently with such termination as described under “— Termination Fees and Expenses.”

Under the terms of the merger agreement, NMHC is not entitled to terminate the merger agreement or make a change in recommendation in response to a superior proposal or recommend or enter into an agreement with respect to a superior proposal:

•	until after the second business day following NMHC’s delivery to SXC of a written notice (herein after referred to as a “notice of superior proposal”) advising SXC that NMHC intends to take such action and specifying the terms and conditions of the superior proposal that is the basis of such action and providing SXC with a copy of all agreements and proposed agreements and all material correspondence and other documentation from such person or persons or any of their respective representatives acting in such capacity to SXC relating to such superior proposal (it being understood and agreed that (1) in determining whether to cause or permit NMHC to so terminate the merger agreement or take such other actions, the board of directors of NMHC (or a committee thereof) shall take into account any changes to the terms of the merger agreement proposed by SXC to NMHC in any written proposal in response to a notice of superior proposal or otherwise, and (2) any material amendment to the terms of such superior proposal (it being agreed that any amendment to the financial terms thereof is a material amendment) shall require a new notice of superior proposal and a new two (2) business day period);

•	unless during the applicable notice period after providing the notice of superior proposal, NMHC has, and has caused its representatives to, negotiate with SXC and its representatives in good faith to make such adjustments in the terms and conditions of the merger agreement so that such acquisition proposal would no longer constitute a superior proposal;

•	unless NMHC has complied in all material respects with the no-solicitation provision of the merger agreement; and

•	unless and until NMHC has paid, or concurrently pays, to SXC the termination fee.

In addition to the rights described above, prior to the earlier of the acceptance date and the stockholder adoption of the merger agreement the board of directors of NMHC (or a committee thereof) may change its recommendation of this transaction, other than in response to an acquisition proposal, if the board of directors of NMHC (or a committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to make such change would reasonably likely be inconsistent with the board of directors’ fiduciary duties under applicable law. However, neither the board of directors nor any committee thereof may make such a change in recommendation unless it has provided SXC at least two business days written notice of its intention to make a change in recommendation and specifies in such notice in reasonable detail its reasons for changing its recommendation.

Stockholder Meetings

If following the completion of the offer and receipt of any shares of NMHC common stock purchased pursuant to the top up option, Offeror owns less than 90% of the outstanding NMHC common stock, NMHC will be required to (i) call and hold a special meeting of its stockholders to adopt the merger agreement or (ii) if SXC so elects, submit the merger agreement to its stockholders for adoption by written consent. Pursuant to the merger agreement, the board of directors of NMHC will be required to recommend adoption of the merger agreement.

If the acquisition is being effected as a one step merger, NMHC will as promptly as practicable following a change in structure event call and hold a meeting of its stockholders to adopt the merger agreement. Unless the board of directors of NMHC (or any committee thereof) has changed its recommendation to stockholders to adopt the merger agreement, the board of directors will (i) include its recommendation to adopt the merger agreement in the proxy statement/prospectus to be mailed to NMHC stockholders in connection with the one step merger and (ii) use its reasonable best efforts to solicit adoption of the merger agreement. Notwithstanding any change in the recommendation of the board of directors of NMHC (or any committee thereof), NMHC will call and hold the special meeting.

Conduct of Business Before Completion of the Second Step Merger

Restrictions on SXC’s Operations

The merger agreement provides for certain restrictions on SXC’s activities until the earlier of the completion of the second step merger or the termination of the merger agreement. In general, SXC is required to conduct its business only in the ordinary course as currently conducted, except where the failure to do so would not have a material adverse effect on SXC or materially delay the completion of the transactions. In addition, unless otherwise approved in writing by NMHC, as permitted by the merger agreement or as required by applicable law, SXC and its subsidiaries must affirmatively use reasonable best efforts to (a) preserve the business of SXC and its subsidiaries, (b) advertise, promote and market SXC’s products, (c) keep SXC’s and its subsidiaries’ material properties substantially intact, preserve their goodwill and business, and maintain all physical properties in good repair and condition, (d) perform and comply in all material respects with the terms of its material contracts, and (e) maintain, and comply in all material respects with, all material permits.

Unless otherwise approved in writing by NMHC, or as permitted by the merger agreement or as required by applicable law, SXC and its subsidiaries shall not:

•	split, combine or reclassify any of its capital stock, sell or issue any shares of capital stock or any security convertible into shares of its capital stock or declare, make or pay any dividend or acquire, redeem or repurchase any shares of its capital stock. However, SXC may (a) grant options to purchase

SXC common shares, (b) issue shares upon the exercise of SXC common share options, (c) grant restricted shares, (d) repurchase or cancel shares in accordance with the terms of the applicable award agreements to satisfy withholding obligations upon the vesting of restricted shares or the exercise of SXC common share options, (e) issue shares under SXC’s employee stock purchase plan, or (f) accept shares as payment of the exercise price of SXC common share options or for withholding taxes incurred in connection with the exercise price of SXC common share options in accordance with the terms of the applicable award agreements;

•	except as required by law or the rules and regulations of the Nasdaq or Toronto Stock Exchange, amend, or otherwise alter or modify in any respect, the certificate of incorporation or bylaws of SXC in a manner that adversely affects the rights of holders of SXC common shares;

•	adopt a plan of complete or partial liquidation, dissolution, consolidation, or recapitalization; or

•	agree to or otherwise obligate itself to do any of the foregoing.

Restrictions on NMHC’s Operations

The merger agreement provides for certain restrictions on the activities of NMHC and its subsidiaries until either the exchange of shares of NMHC common stock, the completion of the second step merger or the termination of the merger agreement. In general, NMHC is required to conduct its business only in the ordinary course as currently conducted. In addition, unless otherwise approved in writing by SXC, or as permitted by the merger agreement or as required by applicable law, NMHC and its subsidiaries must affirmatively:

•	use reasonable best efforts to (a) preserve the business of NMHC and its subsidiaries, keep available the services of the current officers, employees and consultants of NMHC and its subsidiaries and preserve the present relationships of NMHC and it subsidiaries with customers, suppliers and other persons with which NMHC or any subsidiary has significant business relations, (b) advertise, promote and market NMHC’s products, (c) keep NMHC’s and its subsidiaries’ material properties substantially intact, preserve their goodwill and business, and maintain all physical properties in good repair and condition, ordinary wear and tear excepted, (d) perform and comply in all material respects with the terms of its material contracts, and (e) maintain, and comply in all material respects with, all material permits; and

•	use reasonable best efforts to keep in effect general liability, casualty, product liability, workers compensation, directors’ and officers’ liability and other material insurance policies in coverage scope and amounts substantially similar to those in effect as of the date of the merger agreement.

Unless otherwise approved in writing by SXC, or as permitted by the merger agreement or as required by applicable law, or the rules and regulations of the Nasdaq, NMHC and its subsidiaries shall not:

•	change the compensation payable to any officer, employee, agent or consultant, or enter into or amend any employment, change in control, bonus, severance, termination, retention or other agreement with any officer, employee, agent or consultant of NMHC or a subsidiary, or adopt, or increase the benefits (including fringe benefits), severance or termination pay under, any employee benefit plan or agreement or otherwise, except (x) in each case, as required by law or in accordance with existing contracts or plans, and (y) in the case of compensation for officers (other than executive officers), employees, agents or consultants, in the ordinary course of business consistent with past compensation practices;

•	make any prohibited loans or advances to any of its officers, employees, agents or consultants, or make any material change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to a plan or otherwise; however, NMHC or any of its subsidiaries may enter into or make available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

•	split, combine or reclassify any of its capital stock or make any change in the number of shares of its capital stock authorized, issued or outstanding or grant, encumber, dispose of, sell or otherwise issue any share of capital stock, any other voting security or any security convertible into, or any option, warrant or other right to purchase (including any equity-based award), or convert any obligation into, shares of its capital stock or any other voting security, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or acquire, redeem or otherwise repurchase any shares of its capital stock or any rights, warrants or options to purchase any of its capital stock, or any securities convertible into or exchangeable for any such shares; however, NMHC may (1) issue shares of its common stock as required upon the exercise of NMHC options, (2) repurchase or cancel NMHC restricted shares or other shares of its common stock in accordance with the terms of the applicable award agreements or similar arrangements to satisfy withholding obligations upon the vesting of NMHC restricted shares or the exercise of NMHC options, (3) convert NMHC convertible preferred stock in accordance with the certificate of designations for the NMHC convertible preferred stock, (4) accept shares of NMHC common stock as payment of the exercise price of NMHC options or for withholding taxes incurred in connection with the exercise of NMHC options, or (5) pay quarterly cash dividends and cash dividends that have been accrued but not paid on the NMHC convertible preferred stock in accordance with the certificate of designations;

•	amend, or otherwise alter or modify in any respect, the certificate of incorporation or bylaws or comparable organizational documents of NMHC or any subsidiary;

•	transfer, lease, license, sell, mortgage, pledge, or otherwise dispose of or encumber any tangible or intangible asset or related assets of NMHC or any of its subsidiaries with a value in excess of $200,000 individually or $500,000 in the aggregate, other than sales and non-exclusive licenses of products and services in the ordinary course of business consistent with past practice;

•	acquire by way of merger, consolidation, asset purchase or by any other manner, any business or any person or division thereof, or acquire any other assets, other than such other assets acquired in the ordinary course of business consistent with past practice;

•	authorize or make any capital expenditures in any fiscal quarter that are greater than $2 million in the aggregate;

•	incur any indebtedness for borrowed money, guaranty any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than indebtedness, loans, advances, capital contributions and investments between NMHC and any wholly-owned subsidiary of NMHC;

•	except as may be required as a result of a change in law, changes in relevant accounting standards or as otherwise required by a governmental entity, change any of the accounting practices or principles used by it;

•	write up, write down or write off the book value of any material assets of NMHC and it subsidiaries, other than in the ordinary course of business or as may be required by relevant accounting standards;

•	settle or compromise any pending or threatened action which (1) is material to NMHC and its subsidiaries, (2) requires payment to or by NMHC or any subsidiary (exclusive of attorney’s fees) in excess of $300,000, (3) involves material restrictions on the business activities of NMHC or any of its affiliates (including SXC and its subsidiaries after the closing), or (4) would involve the issuance of securities of NMHC or any of its subsidiaries;

•	except in the ordinary course of business consistent with past practice, enter into, amend, modify, terminate or extend the term of certain material contracts, and under no circumstances may NMHC or its subsidiaries enter into, amend, modify, terminate or extend the term of any material contract that materially limits or restricts where NMHC or any of its affiliates may conduct business or the right of

NMHC or any of its affiliates to sell or distribute any products or services to any person, grants any exclusive rights to make, sell or distribute NMHC’s or any of its affiliates’ products or services, grants “most favored nation” status to any other person, contains “requirements” provisions or minimum sales or volume provisions in excess of $500,000 in any fiscal year, or involves the obligation or potential obligation of NMHC or any subsidiary to make any “earn-out” or similar payments to any person;

•	except as required by law or any judgment by a court of competent jurisdiction, waive or release any right or claim or pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the most recent NMHC SEC reports filed prior to the date of the merger agreement, or incurred in the ordinary course of business consistent with past practice;

•	prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with past practice used in preparing or filing similar tax returns in prior periods;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, or recapitalization of NMHC or any of its subsidiaries (other than as required by the merger agreement);

•	except as required by law or contracts in existence as of the date of the merger agreement, enter into or amend any collective bargaining, compensation, pension, retirement, employment, severance or other plan, agreement, policy or arrangement for the benefit of any current or former directors, officers or employees of NMHC or any subsidiary, or pay any discretionary bonuses to any employee of NMHC or any subsidiary, except for matching under NMHC’s 401(k) plan; or

•	resolve to, agree to or otherwise obligate itself to do any of the foregoing.

Access to Information; Confidentiality

The merger agreement provides that during the period prior to the effective time of the second step merger, except as otherwise prohibited by applicable law, by the terms of any contract to which NMHC or any subsidiary is a party, or as would be reasonably expected to violate the attorney-client privilege of NMHC or any of its subsidiaries, NMHC and its subsidiaries will provide SXC and its directors, advisors and representatives with access to the records, assets, properties, facilities, auditors, authorized representatives, business and operations of NMHC as SXC reasonably requests in connection with the transactions contemplated by the merger agreement. Any investigation by SXC must be conducted at reasonable times, upon reasonable advance notice and under reasonable circumstances. NMHC will also, upon reasonable request, furnish SXC’s representatives with all information and copies of documents concerning the affairs of NMHC in NMHC’s possession; provided that such representatives are bound by the confidentiality agreement entered into by SXC and NMHC.

Regulatory Approval

Under the merger agreement, SXC, Offeror and NMHC each will use their reasonable best efforts to, among other things:

•	make, all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any governmental entity in connection with the transactions contemplated hereby, including, without limitation: filings required by the HSR Act, and any filings required under the Securities Act, the Exchange Act, and any applicable state or provincial securities or “blue sky” laws, or any other applicable laws or rules and regulations of any governmental entity relating to, and material to the consummation of, the offer and the second step merger;

•	cooperate with the other parties in responding to any government requests for information under any antitrust laws;

•	defend any action, whether judicial or administrative, challenging the merger agreement or the consummation of the second step merger, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

•	obtain all necessary actions or non-actions, expirations of all necessary waiting periods (including under antitrust laws), waivers, consents, clearances, approvals, orders and authorizations from governmental entities required by it and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any) required by it.

In addition, as a condition to the consummation of the merger, the parties to the merger agreement must obtain certain approvals from the Delaware Commissioner of Insurance. In the event NMHC does not obtain a determination from the Delaware Commissioner of Insurance, as described in further detail in “The Offer — Certain Legal Matters; Regulatory Approvals,” that NMHC is either directly or indirectly or through its affiliates primarily engaged in a business other than the business of insurance, SXC will, as promptly as practicable after the date NMHC has received notification from the Delaware Commissioner of Insurance that such determination will not be granted, file a Form A application with the Delaware Department of Insurance. SXC shall use reasonable best efforts to obtain the approval of any governmental entity that requires a Form A application in connection with the transactions contemplated by the merger agreement.

Notwithstanding the foregoing, SXC will not be required to take or accept or to cause its affiliates to take or accept (and NMHC shall not agree to), any action or condition that, when taken together with all other actions or conditions, would in SXC’s good faith judgment result in a material adverse effect on NMHC or SXC.

NMHC Benefit Plans

Subject to the terms and conditions set forth in the merger agreement, the surviving corporation after the applicable merger will pay each employee who continues as an employee of NMHC: salary; wages; cash incentive opportunities; severance; medical benefits; and other welfare benefit plans, programs and arrangements, which are at least comparable in the aggregate to those provided by SXC to similarly situated employees of SXC, until the first year anniversary of the effective time of the applicable merger. Notwithstanding the preceding sentence, the surviving corporation will expressly assume all obligations with respect to continuing employees who are subject to employment and/or change in control agreements that have not been superseded by agreements with SXC.

Pursuant to the merger agreement, the surviving corporation will use reasonable best efforts to:

•	waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the surviving corporation that a continuing employee is eligible to participate in following the effective time of the merger to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, the continuing employee immediately prior to the effective time of the merger under the relevant employee benefit plan in which the continuing employee participated;

•	provide each continuing employee with credit for any co-payments and deductibles paid prior to the effective time of the merger (to the same extent such credit was given under the previous employee benefit plan) in satisfying any applicable deductibles or out-of-pocket requirements; and

•	to the extent that any continuing employee is allowed to participate in any employee benefit plan of SXC, the surviving corporation or any of their subsidiaries following the effective time of the merger, cause such plan to recognize the service of the continuing employee with NMHC prior to the effective time of the merger for purposes of eligibility to participate, vesting and vacation and severance benefit accrual (but not for benefit accrual under any other plan) to the extent of such service.

Notwithstanding the foregoing, pursuant to the terms of the merger agreement, SXC and the surviving corporation shall have the right to amend, modify or terminate any benefit plan (subject to the provisions described above) or to terminate the employment of any continuing employee for any reason, subject to the terms of applicable employment agreements.

Directors’ and Officers’ Indemnification and Insurance

Under the merger agreement, SXC will, and will cause the surviving corporation to, indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each current or former director or officer of NMHC and its subsidiaries for acts or omissions by such director and officer occurring prior to the effective time of the applicable merger. If any director or officer seeks indemnification under the merger agreement, SXC will cause NMHC to, to the fullest extent permitted by law, promptly advance to such director or officer his or her reasonable legal expenses; provided that the director or officer provides an undertaking to repay such advances if it is determined that he or she is not entitled to indemnification. SXC is entitled, but not obligated, to control the defense of any such action, proceeding, investigation or inquiry with counsel of its own choosing reasonably acceptable to the indemnified party. SXC, NMHC and the surviving corporation shall not be liable for any settlement effected without SXC’s written consent (not to be unreasonably withheld, conditioned or delayed). Neither SXC nor the surviving corporation may settle any such action, proceeding, investigation or inquiry without the prior written consent of the indemnified party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (i) includes an unconditional release of the indemnified party and (ii) includes only the payment of money.

In addition, for a period of six years following the effective time of the applicable merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to indemnification and exculpation of present and former directors and officers of NMHC than are set forth in NMHC’s and its subsidiaries’ certificates of incorporation and bylaws as of the date of the merger agreement.

For six years after the effective time of the applicable merger, under the merger agreement, SXC will cause to be maintained in effect, for the benefit of the current and former directors and officers of NMHC and its subsidiaries, a policy of directors’ and officers’ liability insurance of that is at least as favorable (including with respect to coverage and amounts) to the policy currently maintained by NMHC with respect to claims arising from or related to facts or events which occurred at or before the effective time of the merger. However, SXC is not obligated to make annual premium payments for this insurance if the premiums exceed 250% of the annual premiums paid as of the date of the merger agreement by NMHC for such insurance. If the insurance coverage can only be obtained at an annual premium in excess of the maximum premium, SXC will maintain the most advantageous policies of directors’ and officers’ insurance obtainable with the same deductible for an annual premium equal to 250% of the annual premiums currently paid by NMHC. SXC must also use its reasonable best efforts to obtain a six-year “tail” policy, provided that the cost of the tail coverage does not exceed $600,000. If SXC is unable to obtain a tail policy on these terms, upon notice from SXC, NMHC may purchase the tail policy so long as the cost of the tail coverage does not exceed $600,000.

Financing

SXC, US Corp. and Offeror have agreed to use their reasonable best efforts to arrange and obtain the debt financing contemplated by the debt commitment letter on the terms contemplated by the debt commitment letter (provided that they may amend the debt commitment letter so long as doing would not (1) expand upon the conditions precedent to the debt financing, (2) delay the acceptance of shares of NMHC common stock tendered pursuant to the offer or (3) reduce the aggregate amount available under the debt commitment letter below what is necessary, when combined with SXC’s cash and cash equivalents, to pay the cash consideration in the transaction and all related fees and expenses). SXC, US Corp. and Offeror have also agreed that if any portion of the debt financing contemplated by the debt commitment letter becomes unavailable on the terms contemplated by the debt commitment letter, they will use their reasonable best efforts to arrange and obtain as promptly as practicable following such event, alternative financing from alternative sources in an amount necessary to consummate the transactions contemplated by the merger agreement on terms not materially less favorable to them (as determined in SXC’s good faith judgment) than those in the debt commitment letter.

Under the merger agreement, NMHC must provide cooperation as is customary and may be reasonably requested by SXC in connection with the arrangement of any financing, including

•	reasonable participation in meetings and road shows;

•	the provision of information reasonably requested by SXC for the preparation of any offering documents, private placement memoranda, bank information memoranda and similar documents prepared in connection with the financing;

•	furnishing financial information regarding NMHC;

•	obtaining customary accountants’ comfort letters, accountants’ consents and legal opinions;

•	taking all actions reasonably necessary to (A) permit the lender to evaluate NMHC’s current assets, cash management and accounting systems, policies and procedures and (B) establish bank accounts and blocked account agreements and lock box arrangements; and

•	executing a customary representation letter in respect of information provided by NMHC for use in connection with the financing.

Termination of the Merger Agreement

Termination by SXC or NMHC

The merger agreement may be terminated at any time before the effective time of the second step merger by mutual written consent of SXC and NMHC or by either NMHC or SXC:

•	if shares of NMHC common stock have not been accepted for payment pursuant to the offer, or, if the acquisition is being effected as a one step merger, if the one step merger has not occurred, by August 1, 2008; provided that this termination right is not available to any party whose breach of any provision of the merger agreement has caused or resulted in the failure of the offer to be consummated by such date;

•	if a governmental entity has issued a final, non-appealable order preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by the merger agreement; provided, that the party that wishes to terminate has used its reasonable best efforts to cause such an order to be lifted or otherwise taken such other actions required by the merger agreement; or

•	if the acquisition is being effected as a one step merger, at a NMHC stockholders meeting (including any adjournment or postponement thereof), the requisite NMHC stockholder approval is not obtained.

Termination by SXC

Under the merger agreement, SXC may also terminate the merger agreement (A) prior to the acceptance date or (B) if the transaction is to be effected by the one step merger, prior to obtaining the NMHC stockholder approval, if:

•	the board of directors of NMHC has not included the company recommendation in the Schedule 14D-9, in the prospectus and/or in the proxy statement or a change in recommendation shall have occurred;

•	the board of directors of NMHC (or any committee thereof) approves, recommends, or submits to its stockholders any acquisition proposal, or NMHC enters into any agreement to effect an acquisition proposal;

•	the board of directors of NMHC (or any committee thereof) has publicly proposed to take any of the actions described in the two bullet points directly above;

•	a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of NMHC is commenced, and the board of directors of NMHC fails to recommend against acceptance of such tender offer or exchange offer within 10 business days after such commencement other than any “stop, look and listen” disclosure;

•	the acquisition is being effected as the offer followed by the second step merger, if there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of NMHC set forth in the merger agreement, or any such representation and warranty shall have become untrue after the date of the merger agreement, that would result in a failure to the conditions to the offer related to the representations and warranties and covenants of NMHC and such breach or condition is not curable or, if curable, is not cured within thirty days after written notice thereof is given by SXC to NMHC; provided that SXC, US Corp. and Offeror are not also in breach of any representation, warranty, covenant or agreement that would cause certain of the conditions in the merger agreement not to be satisfied; or

•	the acquisition is being effected as a one step merger, if there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of NMHC set forth in the merger agreement, or any such representation and warranty shall have become untrue after the date of the merger agreement that is not curable or, if curable, is not cured within thirty days after written notice thereof is given by SXC to NMHC; provided that SXC, US Corp. and Offeror are not then in breach of any representation, warranty, covenant or agreement contained in the merger agreement that would cause certain conditions in the merger agreement not to be satisfied.

Termination by NMHC

NMHC may also terminate the merger agreement:

•	prior to the closing date, if the transactions are being effected as a one step merger, if there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of SXC, US Corp. or Offeror set forth in the merger agreement, or any such representation and warranty has become untrue after the date of the merger agreement, in each case such that the conditions to the merger related to the representations and warranties and covenants of SXC would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty days after written notice thereof is given by NMHC to SXC; provided that NMHC is not then in breach of any representation, warranty, covenant or agreement that would cause certain conditions of the merger agreement not to be satisfied;

•	prior to the acceptance date, if the transactions are being effected by means of the offer followed by the second step merger, if certain representations and warranties of SXC, US Corp. or Offeror in the merger agreement are not true and correct as of the acceptance date, unless such inaccuracies have not had and would not have a material adverse effect on SXC and such breach or condition is not curable or, if curable, is not cured within thirty days after written notice thereof is given by NMHC to SXC; provided that NMHC is not in breach of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the conditions to the offer related to the representations and warranties of NMHC not to be satisfied; or

•	prior to the earlier of the acceptance date and obtaining the NMHC stockholder approval of the merger agreement in order to enter a transaction that is a superior proposal; provided that NMHC has complied with the provisions in the merger agreement related to superior proposals.

Termination Fees and Expenses

The merger agreement provides that NMHC will pay SXC a termination fee of $5 million if the merger agreement is terminated:

•	by SXC under the provisions described in any of the first four bullet points under “— Termination of the Merger Agreement — Termination by SXC”;

•	by NMHC under the provision described in the last bullet point under “— Termination of the Merger Agreement — Termination by NMHC”;

•	by SXC or NMHC under the provisions described in second bullet point under “— Termination of the Merger Agreement — Termination by SXC or NMHC” if (1) after the date of the merger agreement and prior to August 1, 2008, an acquisition proposal was disclosed to NMHC, is publicly announced or is generally made known to NMHC’s stockholders or any person informs NMHC or publicly announces or makes generally known to NMHC’s stockholders that it intends to make an acquisition proposal subject to the merger agreement being terminated and (2) within twelve months after the date of such termination, any acquisition proposal is consummated or NMHC enters into a definitive agreement to effect an acquisition proposal; provided that for this provision references to 20% or more are changed to a majority or more;

•	by SXC under the provisions described in either of the last two bullet points under “— Termination of the Merger Agreement — Termination by SXC” if (1) after the date of the merger agreement and prior to the date of termination of the merger agreement, an acquisition proposal was disclosed to NMHC, is publicly announced or is generally made known to NMHC’s stockholders or any person informs NMHC or publicly announces or makes generally known to NMHC’s stockholders that it intends to make an acquisition proposal subject to the merger agreement being terminated and (2) within twelve months after the date of such termination, any acquisition proposal is consummated or NMHC enters into a definitive agreement to effect any acquisition proposal; provided that for this provision the references in the definition of acquisition proposal to 20% or more are changed to a majority or more; or

•	by SXC or NMHC under the provisions described in the last bullet point under “— Termination of the Merger Agreement — Termination by SXC or NMHC” if (1) after the date of the merger agreement and prior to meeting of NMHC stockholders to adopt the merger agreement, an acquisition proposal was disclosed to NMHC, is publicly announced or generally made known to NMHC’s stockholders or any person informs NMHC or publicly announces or makes generally known to NMHC’s stockholders that it intends to make an acquisition proposal subject to the merger agreement being terminated and (2) within twelve months after the date of such termination, any acquisition proposal is consummated or NMHC enters into a definitive agreement to effect any acquisition proposal; provided that for this provision the references in the definition of acquisition proposal to 20% or more are changed to a majority or more.

In addition, the merger agreement requires that NMHC reimburse SXC for all reasonable out-of-pocket expenses incurred in connection with the merger agreement up to $2 million (which amount paid will be credited against any termination fee) if:

•	the merger agreement is terminated by SXC under the provisions described in either of the last two bullet points under “— Termination of the Merger Agreement — Termination by SXC”; or

•	the merger agreement is terminated by SXC or NMHC under the provision described in the last bullet point under “— Termination of the Merger Agreement — Termination by SXC or NMHC.”

Effect of Termination

In the event of termination of the merger agreement prior to the effective time of the applicable merger in accordance with the terms of the merger agreement, the merger agreement will become void, and there shall be no liability or further obligation on the part of SXC, Offeror, or NMHC, except to the extent that any liability results from any willful breach by a party occurring prior to such termination and the payment of fees and expenses described above under “— Termination Fees and Expenses.” Additionally, certain provisions relating to confidentiality, and certain general provisions which will survive the termination.

Stock Exchange Listing

The merger agreement provides that SXC will use all reasonable efforts to cause the SXC common shares to be issued pursuant to the offer and in the second step merger to be approved for listing on the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

Amendments, Extensions and Waivers

Amendments

The merger agreement may be amended by the parties at any time before or after any NMHC stockholder approval has been obtained; provided that after the NMHC stockholders adopt the merger agreement and approve the one step merger, the merger agreement cannot be amended if by law further approval of the NMHC stockholders is required, without such approval. In addition, following the election or appointment of SXC’s designees to NMHC’s board of directors after the acceptance date and until the effective time of the second step merger, any amendment of the merger agreement can only be effected if there are in office one or more continuing directors and such action is approved by a majority of such continuing directors (or by the sole continuing director if there shall be only one).

Extensions and Waivers

Under the merger agreement, at any time prior to the effective time of the second step merger, any party may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties; or

•	waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement; provided that such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. In addition, following the election or appointment of SXC’s designees to NMHC’s board of directors after the acceptance date and until the effective time of the second step merger, any waiver of compliance with any of the agreements or conditions contained in the merger agreement for the benefit of NMHC or its stockholders (other than SXC or its affiliates) officers, directors or employees can only be effected if there are in office one or more continuing directors and such action is approved by a majority of such continuing directors (or by the sole continuing director if there shall be only one).

AGREEMENTS WITH CERTAIN STOCKHOLDERS

The following summary describes certain material provisions of the definitive stockholder agreements entered into by SXC, New Mountain Partners, L.P. (“NMP”), New Mountain Affiliated Investors, L.P. (“NMAI” and, together with NMP, “New Mountain”) and NMHC. This summary may not contain all of the information about the stockholder agreements that is important to NMHC stockholders and NMHC stockholders are encouraged to read the stockholder agreements carefully in their entirety. The legal rights and obligations of the parties are governed by the specific language of the stockholder agreements and not by this summary.

Stockholder Agreements

Concurrently with the execution of the merger agreement, SXC entered into stockholder agreements with NMHC and New Mountain. In connection with the stockholder agreements, NMP and NMAI each granted designated officers of SXC an irrevocable proxy, dated as of February 25, 2008, to vote all of the shares respectively owned by each of the New Mountain entities. As of March 26, 2008, New Mountain owned 6,956,522 shares of NMHC convertible preferred stock, which represents approximately 54% of the issued and outstanding shares of NMHC common stock (on an as-converted basis). Each share of NMHC convertible preferred stock entitles its holder to 83.64% of a vote prior to its conversion into shares of NMHC common stock.

Subject to the terms and conditions set forth in the stockholder agreements, New Mountain has agreed to

•	deposit its shares of NMHC convertible preferred stock with the exchange agent and depositary no later than five business days after commencement of the offer, April 7, 2008;

•	convert its NMHC convertible preferred stock into NMHC common stock immediately following Offeror informing NMHC that, among other things, it is ready to accept shares of NMHC common stock for payment and exchange pursuant to the offer;

•	upon such conversion, tender its shares of NMHC common stock; and

•	if a stockholder vote is required by applicable law, to vote all of its shares of NMHC convertible preferred stock in favor of the merger.

Pursuant to the stockholder agreements and the certificate of designations for the NMHC convertible preferred stock, each share of NMHC convertible preferred stock will be tendered in the offer and, immediately prior to Offeror’s acceptance of NMHC common stock for payment pursuant to the offer, will be converted on a one-for-one basis into a share of NMHC common stock.

If the board of directors of NMHC makes a change in its recommendation in accordance with the terms of the merger agreement, the number of shares that New Mountain is required to tender in the offer is reduced to a number equal to 30% of the total number of shares of NMHC stock then outstanding and the number of shares that New Mountain is required to vote in favor of the merger is reduced to a number equal to 30% of the total vote of the shares of NMHC stock entitled to vote on such matter.

Voting and Consent Provisions

The stockholder agreements provide, subject to the terms and conditions therein, that at any meeting of the stockholders of NMHC, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of NMHC, each of NMP and NMAI shall vote (or cause to be voted), in person or by proxy, all of the shares of NMHC convertible preferred stock respectively owned by NMP and NMAI (or, if applicable, only such portion of the shares of NMHC convertible preferred stock owned by New Mountain that is equal to 30% of the total vote of the shares of NMHC stock entitled to vote in respect of such matter):

•	in favor of the adoption of the merger agreement and any related proposal in furtherance thereof, as reasonably requested by SXC, submitted for the vote or written consent of NMHC stockholders;

•	against any action or agreement that such stockholder knows is in opposition to, or competitive or materially inconsistent with, the offer or merger or that it knows would result in a breach of any covenant, representation or warranty or any other obligation or agreement of NMHC contained in the merger agreement, or of New Mountain contained in the stockholder agreements;

•	against any other acquisition proposal; and

•	against any other action, agreement or transaction submitted for the vote or written consent of stockholders that New Mountain knows would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the offer, the merger or the other transactions contemplated by the merger agreement or the stockholder agreements or the performance by NMHC of its obligations under the merger agreement or by New Mountain of its obligations under the stockholder agreements.

Restrictions on New Mountain

New Mountain also agreed not to, among other things:

•	transfer any of the of the shares respectively owned by NMP and NMAI (excluding by tendering in the offer);

•	enter into any agreement, arrangement or understanding with any other party (other than SXC, US Corp. or Offeror) that violates or conflicts with the representations, warranties, covenants and obligations set forth in the stockholder agreements;

•	knowingly take any action that could restrict or otherwise affect New Mountain’s legal power, authority and right to comply with and perform its covenants and obligations under the stockholder agreements;

•	solicit, initiate or knowingly encourage or facilitate the submission of any other acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal;

•	participate or enter into or engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than SXC or its affiliates or representatives) relating to any acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an acquisition proposal;

•	make or participate in, directly or indirectly, a “solicitation” of “proxies” or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of NMHC convertible preferred stock in connection with any vote or other action on matters relating to actions with respect to the shares of NMHC convertible preferred stock owned by New Mountain other than to recommend that stockholders of NMHC vote in favor of adoption of the merger agreement and as otherwise expressly permitted by the stockholder agreements or to otherwise vote or consent with respect to such shares in a manner that would not violate the stockholder agreements;

•	vote, approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any letter of intent, memorandum of understanding, agreement, option agreement or other agreement relating to another acquisition proposal or any proposal, offer or inquiry that may reasonably be expected to lead to another acquisition proposal; or

•	agree to do any of the foregoing, other than in certain circumstances in connection with a superior proposal.

Lockup

Subject to the terms and conditions set forth in the stockholder agreements, New Mountain has also agreed that for a period of one year following SXC’s first acceptance for payment of shares tendered in the offer (if the transaction is effected by means of the offer followed by the second step merger) or the effective time of the merger (if the transaction is effected as a one step merger), it will not sell or otherwise transfer any SXC common shares acquired pursuant to the merger agreement, except to participate in a transaction that has been approved by the board of directors of SXC.

Termination of the Stockholder Agreements

The stockholder agreements will terminate upon the termination of the merger agreement. Additionally, New Mountain may terminate the stockholder agreements in the event that the amount of the offer price or the merger consideration payable in connection with the second step merger or the one step merger is reduced or the form of such price or consideration is changed, or the proportion of cash to SXC common shares is reduced, in each case without New Mountain’s consent.

In the event the merger agreement is terminated under circumstances in which, as provided in the merger agreement, a termination fee is payable by NMHC to SXC, New Mountain has agreed to pay SXC 50% of New Mountain’s profit (determined in accordance with the valuation provisions set forth in the stockholder agreements) in excess of $11.50 per share from the sale of its shares of NMHC stock pursuant to another acquisition proposal that is consummated within 12 months of the termination of the stockholder agreements.

Registration Rights Agreement

SXC also entered into a registration rights agreement with New Mountain concurrently with the execution of the merger agreement. The registration rights agreement grants New Mountain one demand registration right with respect to the SXC common shares issued to it in connection with the offer or merger. The demand registration right is exercisable after the first anniversary of the acceptance date or the closing of the one step merger if the trading volume of SXC common shares is below 100,000 shares in the aggregate on the Toronto Stock Exchange and all exchanges in the United States during agreed-upon measurement periods. In addition, New Mountain has “piggyback” registration rights with respect to such SXC common shares which are exercisable during the period beginning 12 months and ending 18 months after the first anniversary of the acceptance date or the closing of the one step merger, subject to the terms and conditions set forth therein.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Statement of Earnings combines the historical consolidated statement of earnings of SXC and NMHC, giving effect to the merger as if it had occurred on January 1, 2007. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of SXC and NMHC, giving effect to the merger as if it had been consummated on December 31, 2007. You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information;

•	historical financial statements of SXC as of December 31, 2007 and for the fiscal year ended December 31, 2007, included in the SXC annual report on Form 10-K which is incorporated herein by reference;

•	unaudited historical financial statements of NMHC as of December 31, 2007 and for the six-month period ended December 31, 2007, included in the NMHC quarterly report on Form 10-Q attached hereto as Annex E; and

•	historical financial statements of NMHC as of June 30, 2007 and for the year ended June 30, 2007, included in the NMHC annual report on Form 10-K attached hereto as Annex G.

See “Where to Obtain More Information” for more information on where you can obtain copies of these documents.

The Unaudited Pro Forma Condensed Combined Financial Information are provided for informational purposes only. The pro forma information is not necessarily indicative of what the companies’ financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operation results of the combined company.

The Unaudited Pro Forma Condensed Combined Financial Information were prepared using the purchase method of accounting with SXC treated as the acquirer. Accordingly, we have adjusted the historical consolidated financial information to give effect to pro forma events that are directly attributable to the merger, factually supportable and expected to have a continuing impact on the combined results. In the Unaudited Pro Forma Condensed Combined Balance Sheet, SXC’s cost to acquire NMHC has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of the acquisition. Any differences between the fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the Unaudited Pro Forma Condensed Combined Financial Information are based on management’s preliminary internal valuation estimates. Definitive allocations will be performed and finalized after the closing of the acquisition. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value after the closing of the merger.

The Unaudited Pro Forma Condensed Combined Financial Information also include:

•	A $48.0 million term loan, of which $480,000 is payable in 2008, which will be used to finance a portion of the purchase price. Interest expense is included in the unaudited pro forma condensed combined statement of earnings as if the loan was outstanding as of January 1, 2007. SXC has also estimated associated finance charges associated with the loan to be $1.5 million.

•	Certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets, reduced interest income due to lower cash balances and higher interest expense as a result of the senior secured term loan used to finance a portion of the purchase price of the acquisition.

The Unaudited Pro Forma Condensed Combined Financial Information do not include:

•	The impacts of any revenue, cost or other operating synergies that may result from the merger. Revenue synergy opportunities exist in network and rebate optimization, as well as cross-sell opportunities with clinical programs, specialty pharmacy and mail service pharmacy.

•	The impacts of any potential tax planning strategies that may result from the merger.

•	Nonrecurring charges resulting from the merger. The substantial majority of nonrecurring charges resulting from the merger will be comprised of employee termination costs and other exit costs related to the NMHC business that will be recognized in the opening balance sheet in accordance with EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Other merger-related costs may be incurred which do not meet the criteria of EITF Issue No 95-3. However, at this time, the status of the integration plans and the merger-related costs are too uncertain to include in the pro-forma financial information.

Based on SXC’s review of NMHC’s summary of significant accounting policies disclosed in NMHC’s financial statements, the nature and amount of any adjustments to the historical financial statements of NMHC to conform their accounting policies to those of SXC are not expected to be significant. Upon completion of the merger, further review of NMHC’s accounting policies and financial statements may result in required revisions to NMHC’s policies and classifications to conform to SXC’s.

Conforming Year Ends

SXC has a fiscal year end of December 31 whereas NMHC has a June 30 year-end. In order to prepare the Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2007, NMHC’s operating results were first conformed to SXC’s year-end. This was done utilizing NMHC’s historical audited financial statements as of June 30, 2007 and for the year ended June 30, 2007, and their historical unaudited financial statements as of December 31, 2007 and 2006 and for the six-month periods ended December 31, 2007 and 2006.

SXC HEALTH SOLUTIONS AND
NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

Unaudited Pro Forma Condensed Combined Statement of Earnings

	Year Ended December 31, 2007
	SXC	NMHC	Adjustments			Pro-forma
	(In thousands, except for per share data)

Revenue	$93,171	$624,914	$(1,118)	(f	)	$716,967
Cost of revenue	39,595	542,284	(499)	(f	)	581,380

Gross profit	53,576	82,630	(619)			135,587
Expenses:
Product development costs	10,206	—	—			10,206
Selling, general and administration(a)	26,532	80,052	499	(f	)	107,100
			(567)	(f	)
			584	(h	)

Depreciation of property, plant and equipment(a)	2,476	8,625	—			11,101
Amortization of intangible assets(a)	1,584	550	10,164	(b	)	12,298

	40,798	89,227	10,680			140,705

Income (loss) before the undernoted	12,778	(6,597)	(11,299)			(5,118)
Interest income	(4,690)	(2,252)	2,961	(c	)	(3,981)
Interest expense	112	442	3,181	(d	)	3,735

Net interest (income) expense	(4,578)	(1,810)	6,142			(246)
Net loss on disposal of capital assets	133	—	—			133
Other income	(221)	(41)	—			(262)

Income (loss) before income taxes	17,444	(4,746)	(17,441)			(4,743)
Income tax expense (recovery):	4,298	(1,402)	(6,575)	(e	)	(3,679)

Net income (loss)	$13,146	$(3,344)	$(10,866)			$(1,064)

Loss per share:
Basic and diluted				(g	)	$(0.05)
Weighted average number of shares used in computing earnings per share:
Basic				(g	)	23,538,501
Diluted				(g	)	24,345,883

See accompanying notes to the unaudited pro forma condensed combined statement of earnings.

Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings

(a)	Certain reclassifications have been made to the historical presentation of NMHC to conform to the presentation used in the Unaudited Pro Forma Condensed Combined Statement of Earnings.

(b)	Represents an increase in intangible asset amortization expense of $10.2 million resulting from the fair value adjustments to NMHC’s intangible assets (see note d4 to the Unaudited Pro Forma Condensed Combined Balance Sheet). The Unaudited Pro Forma Condensed Combined Financial Information reflects a preliminary allocation of tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in a different allocation for tangible and intangible assets than that presented in this Unaudited Pro Forma Condensed Combined Financial Information. The additional amortization in the second year is expected to be $5.0 million.

(c)	Represents a $3.0 million reduction of interest income as a result of reduced cash and cash equivalents invested due to payment of $51 million of the acquisition cost from existing cash and cash equivalents balances. SXC earned 6% on cash and cash equivalents invested during 2007.

(d)	Represents a $3.2 million increase in interest expense as SXC will finance a portion of the acquisition cost with a $48 million senior secured term loan (which includes $1.5 million of finance costs). The senior secured term loan will bear interest, at the borrower’s option, at (i) a rate equal to LIBOR (London Interbank Offered Rate) plus 3.25% per annum or (ii) a rate equal to the higher of (a) the rate publicly quoted in the Wall Street Journal as the base rate on corporate loans posed by at least 75% of the nation’s 30 largest banks and (b) the federal funds effective rate plus 0.50%, plus (in either case) 2.25% per annum. For purposes of this report, interest was assumed to be 5.90% under option (i) above as that would provide SXC with the lowest rate (as opposed to 7.50% under option (iib)) based on rates in effect at March 21, 2008. An increase or decrease of 1/8% in the interest rate would result in an increase or decrease of interest expense of $60,000.

(e)	Income tax impacts as a result of purchase accounting adjustments are estimated at the SXC statutory income tax rate for the period presented of 37.7%, which reflects our best estimate of SXC’s statutory income tax rates for all tax jurisdictions.

(f)	Represents the elimination of sales for SXC and selling, general and administrative expenses for NMHC related to professional services, software and maintenance sold by SXC to NMHC during 2007. Of the $1.1 million in sales, NMHC expensed $567,000 and capitalized the remainder. Cost of sales of $499,000 recognized by SXC has been reclassified to selling, general and administrative expense.

(g)	The pro forma combined per share amounts and weighted average common shares reflect the combined weighted average of SXC common shares for each period presented and the NMHC common and preferred shares, adjusted to reflect the exchange ratio of 0.217 of a common share of SXC for each share of NMHC stock, as if they were issued on January 1, 2007.

(h)	Compensation expense for NMHC stock options with accelerated vesting due to a change in control have not been included in the unaudited Pro Forma Condensed Combined Statement of Earnings. Compensation expense of $584,000 has been recognized related to 170,500 restricted stock units to be assumed by SXC. The restricted stock units were granted by NMHC in contemplation of the transaction and vest over three years.

SXC HEALTH SOLUTIONS AND
NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(in thousands)

	As of December 31, 2007
	SXC	NMHC	Adjustments		Pro-forma

ASSETS
Current assets
Cash and cash equivalents	$90,929	$7,620	$(98,756)	(c)	$47,793
			48,000	(e)
Restricted cash	—	16,509	—		16,509
Accounts receivable, net	17,990	62,458	(132)	(f)	80,316
Rebates receivable	—	30,165	—		30,165
Unbilled revenue	1,195	—	—		1,195
Prepaid expenses	2,361	2,109	—		4,470
Inventory	242	6,224	—		6,466
Income tax recoverable	1,073	—	—		1,073
Deferred income tax asset, current	3,246	1,952	—		5,198

Total current assets	117,036	127,037	(50,888)		193,185

Property, plant and equipment, net	13,629	12,387	—		26,016
Goodwill	15,996	99,414	9,819	(d2)(d6)	125,229
Other intangible assets, net	9,661	2,312	48,998	(d4)	60,971
Deferred income tax asset	3,157	—	—		3,157
Deferred financing costs	—	—	1,500	(e)	1,500
Other	—	637	—		637

Total assets	$159,479	$241,787	$9,429		$410,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,344	$—	$—		$1,344
Salaries and wages payable	2,909	—	—		2,909
Accrued liabilities, current	4,807	17,626	(132)	(f)	22,301
Pharmacy benefit management rebates payable	2,766	34,591	—		37,357
Pharmacy benefit claim payments payable	2,059	60,272	—		62,331
Current portion of capital lease payable	—	939	—		939
Deferred revenue, current	6,750	—	—		6,750
Customer deposits	—	13,140	—		13,140
Long term debt — Current portion	—	—	480	(e)	480
Other	—	214	1,500	(e)	5,714
			4,000	(c)

Total current liabilities	20,635	126,782	5,848		153,265
Accrued liabilities	764	—	—		764
Capital lease obligations, less current portion	—	1,245	—		1,245
Deferred tax liabilities	1,091	8,947	18,472	(dii)(d5)	28,510
Deferred rent	1,087	—	—		1,087
Deferred revenue	223	—	—		223
Deferred lease inducements	3,222	—	—		3,222
Long term debt	—	—	47,520	(e)	47,520
Other	—	1,518	—		1,518

Total liabilities	27,022	138,492	71,840		237,354

Redeemable Preferred Equity	—	77,052	(77,052)	(d1)	—
Shareholders’ equity
Common stock: no par value, unlimited shares authorized; 23,769,062 issued and outstanding at December 31, 2007	103,520	10	40,884	(a)(c)	144,404
			(10)	(d1)
Additional paid-in capital	8,299	134,599	(134,599)	(d1)	8,299
Retained earnings	20,638	(56,487)	56,487	(d1)	20,638
Treasury stock	—	(51,879)	51,879	(d1)	—

Total shareholders’ equity	132,457	26,243	14,641		173,341

Total liabilities, redeemable equity and shareholders’ equity	$159,479	$241,787	$9,429		$410,695

Commitments and contingencies

See accompanying notes to the unaudited pro forma condensed combined balance sheet.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	NMHC stockholders and holders of NMHC restricted shares (the restricted shares vest upon the change in control) will receive 0.217 of a common share of SXC and $7.70 in cash for each share of NMHC stock. SXC common shares to be issued to NMHC stockholders in the merger will represent approximately 12% of the outstanding SXC common shares after the merger.

(b)	Holders of outstanding NMHC restricted stock units will receive restricted stock units in SXC equal to the product of the number of shares of NMHC stock subject to restricted stock units multiplied by a ratio equal to (i) the closing price of NMHC stock on the Nasdaq market on the first trading day prior to the close of the transaction divided by (ii) the closing price of SXC stock on the Nasdaq on the first trading day prior to the close of the transaction. There are 170,500 restricted stock units outstanding.

(c)	Holders of outstanding NMHC stock options (which have not been exercised prior to the close of the transaction), which vest upon a change in control, will be entitled to receive merger consideration in respect of each option share equivalent determined by:

the excess, if any, of:

I.	the sum of (1) $7.70 in cash for each option and (2) an amount of SXC common shares equal to the 0.217 exchange ratio multiplied by the closing price of SXC common shares on Nasdaq on the last trading day prior to the completion of the applicable merger, over

II.	the exercise price of the applicable option.

Such excess will be multiplied by the number of shares subject to such option and such product will be divided by the sum in clause I above (the “option share equivalent”). Any option with an exercise price equal to or greater than NMHC share value will not receive any consideration.

Under the purchase method of accounting, the total value of the share consideration was determined using the average SXC closing share prices beginning two days before and ending two days after February 26, 2008, the date the acquisition was agreed to and announced. The preliminary consideration is as follows (in thousands):

Cash paid to NMHC shareholders ($7.70 multiplied by 12,825,480 shares) including cash payments to holders of outstanding NMHC stock options and restricted shares	$98,756
SXC shares issued ($14.69 times 12,825,480 shares times .217 ratio) including share issuances to holders of outstanding NMHC stock options and restricted shares	40,884
Estimated transaction costs	4,000

Total Consideration	$143,640

(d)	The table below represents a preliminary allocation of the total consideration to the underlying acquired assets and assumed liabilities of NMHC based on management’s preliminary estimate of their respective fair values as of December 31, 2007 (in thousands):

(d1)	NMHC’s historical net assets	$103,295
(d2)	Elimination of NMHC historical goodwill	(99,414)
(d3)	Adjustment to fair value working capital	—
(d4)	Adjustment to fair value identifiable intangible assets (i)	48,998
(d5)	Deferred tax impacts of purchase accounting adjustments (ii)	(18,472)
(d6)	Residual goodwill created from the merger	109,233

	Total consideration allocated	$143,640

i.	Identifiable intangible assets are as follows (in thousands):

		Useful life
	Value	(years)

Trademarks/Trade Names	$2,670	1
Customer Relationships	44,620	9
Non-Compete Agreements	3,020	1
Licenses	1,000	15

Total	$51,310

ii.	The deferred tax impact is related to non-deductible amortization on acquired intangible assets, based on the statutory rate ($18.5 million based on 37.7% tax rate).

Upon completion of the fair value assessment after the closing of the acquisition, SXC anticipates that the ultimate purchase price allocation may differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to residual goodwill.

(e)	SXC will finance a portion of the purchase price through a $48 million senior secured term loan, $480,000 of which will be payable in 2008. SXC has also estimated associated finance charges to be $1.5 million.

(f)	Represents the elimination of accounts receivable for SXC and accounts payable for NMHC related to sales from SXC to NMHC.

(g)	The Unaudited Pro Forma Condensed Combined Balance Sheet does not include a liability for $2.8 million in NMHC convertible preferred stock dividends that were not accrued as of December 31, 2007.

DESCRIPTION OF SXC CAPITAL STOCK

SXC’s authorized capital stock consists of an unlimited number of common shares, no par value per share, and no shares of preferred stock. As of March 26, 2008, there were 21,014,941 SXC common shares outstanding and held of record or in street name by approximately 4,776 stockholders. On such date, 4,037,500 shares of common stock were reserved for issuance pursuant to all of SXC’s equity plans (including SXC’s employee stock purchase plan), of which options to purchase 2,215,044 SXC common shares were outstanding as of March 26, 2008, and 198,861 shares remained available for grant as of such date.

The following description of the terms of the common shares of SXC is not complete and is qualified in its entirety by reference to SXC’s articles of continuance and its bylaws, each of which are filed as an exhibit to the registration statement of which this prospectus is a part. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

Common Shares

SXC authorized share capital consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to dividends if, as and when declared by the board of directors and to receive notice of and attend and vote, on the basis of one vote per share, at all meetings of shareholders. In addition, the holders of common shares are entitled upon our liquidation, dissolution or winding up to receive SXC’s remaining assets after payment of all liabilities. The holders of SXC common shares have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the SXC common shares.

SXC common shares are listed on the Nasdaq under the symbol “SXCI” and on the Toronto Stock Exchange under the symbol “SXC.” The transfer agent and registrar for the common stock is CIBC Mellon Trust Company.

Canadian Anti-takeover Provisions

SXC is governed by the laws of the Yukon and the Business Corporations Act (Yukon) (the “YBCA”). In Canada, rules or policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), contain requirements pertaining to certain transactions between a company and one or more related parties.

For the purpose of MI 61-101, the term “related party” in respect of any issuer includes, but is not limited to, a person or company that owns voting securities carrying greater than 10% of the voting rights attached to all voting securities of the issuer, a person or company that controls the issuer or is controlled by the issuer and each director or senior officer of the issuer. The types of transactions governed by MI 61-101 include asset sales or purchases, loans and guarantees, the purchase and/or issuance of securities, a merger, amalgamation or business combination and a formal take-over bid.

Transactions subject to 61-101 may be subject to (i) enhanced disclosure requirements, (ii) the requirement to prepare and disclose a formal valuation of the subject matter of the transaction and/or (iii) the requirement to obtain approval of the transaction by disinterested shareholders of the issuer.

COMPARISON OF STOCKHOLDER RIGHTS

As a result of the merger, NMHC stockholders will exchange their issued and outstanding shares of NMHC common stock for SXC common shares. NMHC is incorporated in Delaware under the Delaware General Corporation Law (the “DGCL”) and, accordingly, is governed by Delaware law and the NMHC certificate of incorporation (including the Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock (the “Certificate of Designations”)) and bylaws. SXC is continued under the YBCA and, accordingly, is governed by the laws of the Yukon and the SXC articles of continuance and bylaws. The merger agreement does not contemplate any changes to SXC’s articles of continuance or bylaws.

While the rights and privileges of stockholders of a corporation incorporated under the DGCL are, in many instances, comparable to those of shareholders of a corporation continued under the YBCA, there are certain differences. The following is a summary of certain material differences in the rights of holders of NMHC and SXC shares. These differences arise from the differences between the DGCL and the YBCA and between the NMHC certificate of incorporation and bylaws and the SXC articles of continuance and bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to Delaware law, Yukon law and the governing corporate instruments of NMHC and SXC.

AUTHORIZED CAPITAL SHARES

NMHC:	SXC:

50,000,000 shares, consisting of 35,000,000 million of common stock, par value $0.001 per share, of which 5,560,059 are issued and outstanding as of March 26, 2008, 2008, and 15,000,000 shares of preferred stock, par value $0.10 per share, of which 6,956,522 shares of Series A 7% Convertible Preferred Stock (“Convertible Preferred Stock”) are issued and outstanding as of March 26, 2008.	An unlimited number of common shares without nominal or par value, of which 21,014,941 are issued and outstanding as of March 26, 2008.

DIVIDENDS

NMHC:	SXC:

Convertible Preferred Stock — when and if declared by the NMHC board of directors, holders are entitled to receive quarterly, cumulative dividends.	Common Stock — The holders of common shares are entitled to dividends if, as and when declared by the board of directors, subject to a solvency test.

Common Stock — after requirements with respect to Convertible Preferred Stock have been met, holders are entitled to receive dividends when and if declared by the NMHC board of directors.

SIZE OF THE BOARD OF DIRECTORS

NMHC:	SXC:

NMHC’s bylaws provide that the number of directors of NMHC shall be not less than one and such number of directors shall be from time to time fixed and determined by the directors and shall be set forth in the notice of any meeting of NMHC stockholders held for the purpose of electing directors.

SXC’s articles of continuance provide that the number of directors of SXC shall consist of a minimum of three and a maximum of ten.

The YBCA provides that any amendment to increase or decrease this minimum or maximum number of directors requires the approval of shareholders of

The current number of directors on the NMHC board is nine.	SXC by special resolution (as defined below). Subject to the minimum and maximum numbers of directors, SXC’s articles of continuance authorize the board of directors to determine the number of directors of SXC and from time to time appoint additional directors to fill any vacancies created by increasing the size of the board of directors within the limits specified by the YBCA. In accordance with the YBCA, the total number of directors so appointed by the board of directors may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders and such directors shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

The current number of directors on the SXC board is six.

CLASSIFICATION OF THE BOARD OF DIRECTORS

NMHC:	SXC:

NMHC’s board of directors is not divided into classes.	SXC’s board of directors is not divided into classes.

CONSTITUTION AND RESIDENCY OF DIRECTORS

NMHC:	SXC:

Delaware law does not have residency requirements but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither NMHC’s certificate of incorporation nor its bylaws provide for any such qualifications.	Yukon law does not have residency requirements, but a corporation continued under the YBCA can prescribe qualifications for directors under its bylaws. SXC’s bylaws do not provide for any such qualifications.

Except as otherwise permitted by the DGCL or NMHC’s certificate of incorporation or bylaws, no business may be transacted by the board of directors except at a meeting of the directors at which a quorum is present.	Except as permitted by the YBCA, no business may be transacted by the board of directors except at a meeting of the directors at which a quorum is present. The YBCA requires that a corporation whose securities are publicly traded have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

REMOVAL OF DIRECTORS

NMHC:	SXC:

Pursuant to the Certificate of Designations, holders of Convertible Preferred Stock have the power to elect and remove 60% of the directors of NMHC (the “Designated Directors”).

Under the DGCL, all other directors may be removed,	Under the YBCA, provided that a corporation’s bylaws do not provide for cumulative voting, shareholders of the corporation may by ordinary resolution passed at a meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or

with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	more directors, a director elected by them may only be removed by an ordinary resolution of that class or series. SXC’s articles of continuance do not provide for cumulative voting. The YBCA provides that directors shall be elected yearly at the annual meeting of shareholders at which an election of directors is required, and shall hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. If an election of directors is not held at the annual meeting of shareholders, the directors then in office shall continue in office until their successors are elected.

FILLING VACANCIES OF THE BOARD

NMHC:	SXC:

Pursuant to the Certificate of Designations, holders of Convertible Preferred Stock have the power to fill vacancies of the Designated Directors.

Pursuant to the certificate of incorporation, any other vacancies on the board of directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or a sole remaining director and any directors so chosen shall hold office for the remaining term of the vacant or newly created directorship.	Under the YBCA, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed. In addition, the YBCA allows a vacancy on the board to be filled by a quorum of directors except when the vacancy results from an increase in the number of minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by SXC’s articles of continuance. Under the YBCA, whenever a vacancy occurs on the board which results in the board not having a quorum or there has been a failure to elect the number or minimum number of directors provided for in SXC’s articles of continuance, the remaining directors shall call a special meeting of shareholders to fill the vacancy. If the board fails to call such a meeting or if there are no such directors then in office, any shareholder may call the meeting. In addition, SXC’s bylaws and the YBCA authorize the board to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one- third of the number of directors elected at the previous annual meeting of shareholders.

QUORUM OF DIRECTORS

NMHC:	SXC:

NMHC’s bylaws provide that a quorum is a majority of the number of directors in office, except as may otherwise be specified by statute or NMHC’s certificate of incorporation or bylaws.	SXC’s bylaws provide that a quorum is a majority of the number of directors in office, or such other number as may be determined from time to time by resolution of the directors.

REQUIRED VOTE FOR CERTAIN TRANSACTIONS

NMHC:	SXC:

The DGCL requires the affirmative vote of a majority of the outstanding NMHC shares entitled to vote to authorize any merger, consolidation, dissolution or sale, lease or exchange of all or substantially all of the assets of NMHC, except that, unless required by its certificate of incorporation: (i) no authorizing shareholder vote is required of a corporation surviving a merger if (A) such corporation’s certificate of incorporation is not amended in any respect by the merger, (B) each share of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (C) either no common shares of the surviving corporation and no shares, securities or obligations convertible into such shares are to be issued or delivered in the merger, or the common shares of the surviving corporation to be issued in the merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued in the merger do not exceed 20% of such corporation’s outstanding common shares immediately prior to the effective date of the merger; and (ii) in certain limited circumstances, no authorizing shareholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly owned subsidiary of such corporation. Shareholder approval is also not required under Delaware law for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.
Under the YBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

The Certificate of Designations provides that, except with respect to certain matters where holders of Convertible Preferred Stock are entitled to a separate class vote, holders of Convertible Preferred Stock are entitled to vote on all matters entitled to be voted on by holders of NMHC common stock, with each share of Convertible Preferred Stock having a number of votes per share equal to 83.64% of the number of votes of a share of NMHC common stock.

CALLING A STOCKHOLDER MEETING

NMHC:	SXC:

NMHC’s bylaws provide that the annual meeting of stockholders shall be held at such date and time as shall be designated from time to time by the board of	Under the YBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may directors and stated in the notice of the meeting.

Pursuant to NMHC’s certificate of incorporation, special meetings of stockholders may be called only by (i) the chairman of the board of directors, (ii) the president of NMHC or (iii) the secretary of NMHC within 10 calendar days after receipt of the written request of a majority of the total number of directors which the corporation would have if there were no vacancies.	requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the YBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not call such meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting. Under the YBCA, the directors have the power at any time to call special meetings of shareholders.

QUORUM OF STOCKHOLDERS

NMHC:	SXC:

Except as otherwise required by the DGCL and the Certificate of Designations, holders of a majority of the shares of NMHC’s issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders for the transaction of business.	Two persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 25% of the outstanding shares of SXC entitled to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of SXC shareholders.

NOTICE OF MEETING

NMHC:	SXC:

Written notice of the annual, and each special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than 10 nor more than 60 days before the meeting.	Notices of the date, time and place of a meeting of shareholders shall be sent not less than twenty-one nor more than fifty days before the meeting to each director, to the auditor, and to each holder of shares carrying voting rights at the close of business on the record date for the notice.

RECORD DATE FOR NOTICE

NMHC:	SXC:

NMHC’s bylaws provide that the board of directors may fix in advance a date, which shall not be more than 60 days nor less than 10 days preceding the date of any meeting of stockholders, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any stockholder meeting or adjournment thereof.	The directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more then fifty days or by less than twenty-one days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice thereof shall be given not less than seven days before the date so fixed (or such other period prescribed by the regulations under the YBCA) by newspaper advertisement in the manner provided by the YBCA and by written notice to each stock exchange in Canada on which the shares of SXC are listed for trading.

PROXIES

NMHC:	SXC:

Every NMHC stockholder having the right to vote will be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder, bearing a date not more than three years prior to voting, unless such instrument provides for a longer period, and is filed with the Secretary of NMHC before, or at the time of, the meeting. If such instrument designates two or more persons to act as proxies, unless such instrument provides the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised will have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, each proxy so attending will be entitled to exercise such powers in respect of the same portion of the shares as he is of the proxies representing such shares.	Every SXC shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a person or one or more alternate persons, who need not be shareholders, to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The proxy shall be dated and shall be executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a body corporate, by an officer or attorney thereof duly authorized. The directors may by resolution fix a time not exceeding forty- eight hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with SXC or an agent thereof and any period of time so fixed shall be specified in the notice calling the meeting.

AMENDMENT OF CERTIFICATE OF INCORPORATION OR ARTICLES OF CONTINUANCE

NMHC:	SXC:

Any provision in the NMHC certificate of incorporation affecting the Convertible Preferred Stock may be amended solely by the affirmative vote of the holders of at least a majority of the Convertible Preferred Stock then outstanding as well as the affirmative vote of a majority of both the directors and independent directors.
Under the YBCA, any amendment to the articles generally requires approval by special resolution.

With respect to any other amendment to the NMHC certificate of incorporation, a majority of the directors as well as the holders of a majority of the outstanding NMHC capital stock must approve and/or adopt the amendment.

AMENDMENT OF BYLAWS

NMHC:	SXC:

The bylaws may be altered, amended or repealed by a majority of the number of directors then constituting the board of directors at any regular meeting of the board of directors without prior notice, or at any	The SXC board may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the YBCA to

special meeting of the board of directors if notice of such alteration, amendment or repeal is contained in the notice of such special meeting, or by the NMHC stockholders at any regular or special meeting.	submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If a bylaw, amendment or repeal is rejected by shareholders, or the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

DISSENTERS’ OR APPRAISAL RIGHTS

NMHC:	SXC:

Under the DGCL, a holder of shares of any class or series has the right, in certain circumstances and after complying with certain procedures as set forth in the DGCL, to dissent from a merger or consolidation by demanding payment for his or her shares equal to the fair value of the holder’s shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or the dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that are listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for his or her shares anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which shares of stock are either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash in lieu of fractional shares of the stock described in (i) or (ii) above; or (iv) some combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.	The YBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. Such matters include: (i) any amalgamation with another corporation (other than with certain related corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is; (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series entitled to vote on such matters, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

The YBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects a result; (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation. A complainant means: (i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (ii) a present or former officer or director of the corporation or any of its affiliates; and (iii) any other person who in the discretion of the court is a proper person to make such application. The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint. The complainant is not required to give security for costs in an oppression action.

STOCKHOLDER DERIVATIVE ACTIONS

NMHC:	SXC:

NMHC stockholders are able to bring in Delaware derivative actions on behalf of, and for the benefit of, NMHC. The plaintiff in a derivative action on behalf of NMHC must be or have been a stockholder of NMHC at the time of the transaction of which he or she complains, or that he or she received NMHC shares by operation of law. A stockholder may not sue derivatively on behalf of NMHC unless he or she first makes demand on NMHC that it bring suit and such demand is refused, unless it is shown that such a request would not likely succeed.	A SXC shareholder may apply to the court for leave to bring an action in the name of and on behalf of SXC or any subsidiary, or to intervene in an existing action to which SXC or its subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of SXC or its subsidiary. Under the YBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the shareholder has given the requisite notice to the directors of SXC or its subsidiary of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action; (ii) the shareholder is acting in good faith; and (iii) it appears to be in the interests of SXC or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the YBCA, the court in a derivative action may make any order it thinks fit. In addition, under the YBCA, a court may order SXC or its subsidiary to pay the shareholder’s interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, he or she is not required to give security for costs in a derivative action.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

NMHC:	SXC:

Shareholder proposals can be submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. In general, in order to be included in its proxy materials, proposals must be received by NMHC not less than 120 calendar days before the date of NMHC’s proxy statement released to stockholders in connection with the previous year’s annual meeting. If NMHC did not hold an annual meeting the previous year or if the date of the annual meeting is changed by more than 30 days from the date of the previous annual meeting, then the deadline is a reasonable time before NMHC begins to print and mail its proxy materials.	Under the YBCA, proposals with respect to the nomination of candidates for election to the board of directors may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. In order for a proposal to include nominations of directors, it must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the meeting. Notwithstanding the foregoing, these provisions do not preclude nominations made at meetings of shareholders.

If a proposal is submitted at least 90 days before the anniversary date of the previous annual meeting of shareholders, and the proposal meets other specified requirements, the corporation shall set out the proposal in the management information circular of the corporation, or attach the proposal thereto. In addition, if so requested by the person submitting the proposal, the corporation shall include in or attach to the management information circular a statement of not more than 200 words in support of the proposal by the person and the name and address of the person.

If a corporation refuses to include a proposal in a management proxy circular, the corporation shall notify the person in writing within 10 days of its receipt of the proposal of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court and a court may restrain the holding of the meeting and make any further order it sees fit. In addition, a corporation may apply to a court for an order permitting the corporation to omit the proposal from the management proxy circular and the court may make such order as it thinks fit. Neither SXC’s articles of continuance nor its bylaws contain any provision regarding the nomination of directors.

STOCKHOLDER ACTION BY WRITTEN CONSENT

NMHC:	SXC:

Under the DGCL, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to NMHC.	Under the YBCA, shareholder action without a meeting may be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

NMHC:	SXC:

Section 145 of the DGCL provides that NMHC may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in such a capacity at NMHC’s request (each, an “indemnitee”) against (i) all reasonable expenses (including attorneys’ fees) incurred in defense or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. NMHC shall not indemnify a current or former director or officer of NMHC against expenses to the extent that he or she is adjudged to be liable to NMHC unless and only to the extent that the court in which such action is heard determines such person is reasonably entitled to indemnity. NMHC shall indemnify present or former directors or officers to the extent they are successful on the merits or otherwise in defense of the action or matter at issue.

Section 145 of the DGCL allows for the advance payment of an officer or director indemnitee’s expenses prior to the final disposition of an action,	As permitted by the YBCA, SXC’s bylaws require SXC to indemnify a director or officer of SXC, a former director or officer of SXC or a person who acts or acted at SXC’s request as a director or officer of a body corporate of which SXC is or was a shareholder or creditor, a person who undertakes or who has undertaken any liability on behalf of SXC or any such body corporate, and his heirs and legal representatives against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director of officer of SXC or body corporate if (a) he acted honestly and in good faith with a view to the best interests of SXC; and (b) in the case of a criminal and administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The bylaws also authorize SXC, with the approval of the Supreme Court of the Yukon Territory, to indemnify a person referred to above in respect of an action by or on behalf of SXC or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of SXC or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in (a) and (b) above.

provided that, in the case of a current director or officer, the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

NMHC’s certificate of incorporation permits indemnification to the fullest extent permitted by Section 145 of the DGCL.

The provisions for indemnification contained in SXC’s bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to an action in his official capacity and as to an action in any other capacity while holding such office. The provisions shall also apply to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs and legal representatives of such person.

Subject to the limitations contained in the YBCA, SXC’s bylaws permits them to purchase and maintain insurance for the benefit of its directors and officers as the board may from time to time determine.

DIRECTOR LIABILITY

NMHC:	SXC:

The DGCL provides that the certificate of incorporation may include a provision which limits or eliminates the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise a breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases or redemptions or transactions for which such director derived an improper personal benefit. The NMHC certificate of incorporation limits director liability to the extent permitted by the DGCL.	The YBCA does not permit any limitation of a director’s liability other than in connection with the adoption of a unanimous shareholder agreement which may restrict any of the powers of the directors. If a unanimous shareholder agreement is adopted, the parties who are given the power to manage or supervise the management of the business and affairs of the corporation under such agreement assume all of the liabilities of a director under the YBCA.

SXC has not adopted a unanimous shareholder agreement.

ANTI-TAKE OVER PROVISIONS AND INTERESTED STOCKHOLDERS

NMHC:	SXC:

Delaware law prohibits, in certain circumstances, a “business combination” between the corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder”. An “interested stockholder” is a holder who, directly or indirectly, controls 15% or more of the outstanding voting shares or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period. A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or the aggregate market value of the consolidated assets or outstanding	The YBCA does not contain a provision comparable to Delaware law with respect to business combinations. However, rules or policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), contain requirements in connection with “related party transactions”. A related party transaction means an issuer consummates one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A “related party” is defined in MI 61-101 and includes directors and senior officers of the issuer and holders of voting securities

shares of the corporation and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This provision does not apply where: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired such 15% interest; (ii) upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting shares of the corporation (excluding shares held by persons who are directors and also officers and by certain employee stock plans); (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting; (iv) the corporation does not have a class of voting shares that is listed on a national securities exchange or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances. NMHC has not taken action to elect not to be governed by this provision.	carrying more than 10% of the voting rights attaching to all issued and outstanding voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires more detailed disclosure in the material sent to security holders or otherwise publicly disclosed in connection with a related party transaction, and subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith and the inclusion of a summary of the valuation in the shareholder materials. MI 61-101 also requires that, subject to certain exceptions, an issuer shall not engage in a related party transaction unless approval of the disinterested shareholders of the issuer for the related party transaction has been obtained.

RIGHTS AGREEMENT

NMHC:	SXC:

NMHC does not have a stockholder rights plan.	SXC does not have a shareholder rights plan.

LEGAL MATTERS

The validity of the SXC common shares offered by this prospectus will be passed upon for SXC by Lackowicz Shier & Hoffman, Whitehorse, Yukon Territory, Canada.

EXPERTS

The consolidated financial statements of SXC and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedule of National Medical Health Card Systems, Inc. and Subsidiaries at June 30, 2007 and 2006, and for each of the three years in the period ended June 30, 2007 and the effectiveness of National Medical Health Card Systems, Inc. and Subsidiaries’ internal control over financial reporting as of June 30, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MISCELLANEOUS

The offer is being made solely by this prospectus and the related letter of transmittal and is being made to holders of all outstanding shares of NMHC common stock. We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action or pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after making a good faith effort, we cannot comply with that state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction. No person has been authorized to give any information or make any representation on behalf of SXC not contained in this prospectus or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

WHERE TO OBTAIN MORE INFORMATION

SXC and NMHC file annual, quarterly and current reports, proxy statements and other information with the SEC. NMHC stockholders may read and copy any reports, statements or other information that SXC or NMHC file with the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. SXC’s and NMHC’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov.

SXC has filed a registration statement on Form S-4 with the SEC to register the offer and sale of SXC common shares to be issued in the offer and the merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information in the registration statement or the exhibits to the registration statement.

The SEC allows SXC to incorporate information into this prospectus “by reference,” which means that SXC and Offeror can disclose important information to NMHC stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information amended or superseded by information contained in, or incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents and information set forth below that SXC has previously filed with the SEC. These documents contain important information about SXC and its financial condition.

SXC Filings (File No. 000-520073):

SXC Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K	Fiscal year ended December 31, 2007, as filed with the SEC on March 17, 2008
The description of SXC common shares set forth in SXC’s Registration Statement on Form F-10 (File No. 333-134753), filed with the SEC on June 22, 2006, including all amendments and reports filed for the purpose of updating such description,
Current Reports on Form 8-K	Filed with the SEC on February 27, 2008

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

NMHC stockholders may obtain any of these documents without charge upon written or oral request to the information agent at The Exchange Tower, 30 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2 toll-free in North America at 1-866-851-3215 and outside North America, banks and brokers call collect at 416-867-2272, or from the SEC at the SEC’s website at www.sec.gov.

Requests for documents incorporated by reference should be made to the information agent no later than April 22, 2008 to assure delivery before the currently scheduled expiration date of the offer. The information agent will mail the requested documents by first-class mail, or other equally prompt means, within one business day of receipt of the request.

You should rely only on the information contained in or incorporated by reference into this prospectus in deciding whether to tender your shares pursuant to the offer. SXC has not authorized anyone to provide you with information that differs from that contained in or incorporated by reference in this prospectus. The date of this prospectus is March 31, 2008. You should not assume that information contained in or incorporated by reference in this prospectus is accurate as of any date other than their respective dates, regardless of the time of delivery. SXC’s and NMHC’s businesses, financial conditions, results of operations and prospects may have changed since those date.

The information in this prospectus regarding NMHC, including the information under “The Companies — NMHC,” “Background and Reasons for the Offer — Background of the Offer,” “Background and Reasons for the Offer — NMHC’s Recommendation for the Offer,” “Background and Reasons for the Offer — NMHC’s Reasons for the Recommendation,” “Background and Reasons for the Offer — Opinion of JPMorgan” and “The Offer — Interests of Certain Persons in the Offer and the Merger” were provided by NMHC.

ANNEX A

AGREEMENT AND PLAN OF MERGER
Omitted Schedules

SXC Health Solutions Corp. Schedules
Section 5.5	No Conflict; Required Filings and Consents
Section 5.7	Absence of Certain Changes or Events
Section 5.8	Compliance with Laws
Section 5.9	Claims, Actions and Proceedings
Section 5.10	Parent Material Contracts
Section 5.14	Brokers
Section 5.17	Financing
Section 7.6	Conduct of Parent’s Business
Section 7.8	Registration Rights Agreement and other Affiliate Agreements
Section 10.10(h)	Knowledge
National Medical Health Card, Inc Schedules
Section 4.3(b)	Capitalization
Section 4.3(c)	Capitalization
Section 4.3(d)	Capitalization
Section 4.3(k)	Payable
Section 4.4(a)	Company Subsidiaries
Section 4.4(b)	Company Subsidiaries
Section 4.5	SEC Filings; Financial Statements; Undisclosed Liabilities
Section 4.6	Absence of Certain Changes or Events
Section 4.7	Compliance with Laws
Section 4.8	Claims, Actions and Proceedings
Section 4.9(a)(i)	Contracts and Other Agreements
Section 4.9(a)(iii)	Contracts and Other Agreements
Section 4.9(a)(iv)	Contracts and Other Agreements
Section 4.9(a)(v)	Contracts and Other Agreements
Section 4.9(a)(vi)	Contracts and Other Agreements
Section 4.9(a)(viii)	Contracts and Other Agreements
Section 4.9(a)(ix)	Contracts and Other Agreements
Section 4.9(c)	Contracts and Other Agreements
Section 4.11	Property
Section 4.13	Tax Matters
Section 4.14(a)	Employee Benefit Plans
Section 4.14(c)	Employee Benefit Plans
Section 4.14(g)	Employee Benefit Plans
Section 4.15	Labor Matters
Section 4.17	No Breach
Section 4.20	Affiliate Transactions
Section 4.21	Customers and Suppliers
Section 6.1(b)	Conduct of Business
Section 7.5(d)	Directors and Officers Indemnification Insurance
Section 10.10(h)	Knowledge

AGREEMENT AND PLAN OF MERGER
by and among
SXC HEALTH SOLUTIONS CORP.,
SXC HEALTH SOLUTIONS, INC.,
COMET MERGER CORPORATION
and
NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
Dated as of February 25, 2008

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 25, 2008, is by and among SXC Health Solutions Corp. (“Parent”), a corporation organized under the laws of Yukon Territory, Canada, SXC Health Solutions, Inc., a Texas corporation and wholly-owned subsidiary of Parent (“US Corp.”), Comet Merger Corporation (“Merger Sub”), a newly-formed Delaware corporation that is wholly-owned by US Corp. and is an indirect, wholly-owned subsidiary of Parent, and National Medical Health Card Systems, Inc. (the “Company”), a Delaware corporation.

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has determined that it is advisable and in the best interests of the Company and the stockholders of the Company that the Company be acquired by Parent;

WHEREAS, Merger Sub has agreed to commence an exchange offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock of the Company, par value $0.001 per share (“Company Common Stock”), in which Offer each share of Company Common Stock validly tendered and not properly withdrawn would be exchanged for (a) $7.70 in cash, without interest and (b) such amount of a fully paid and non assessable common share of Parent (“Parent Common Stock”) equal to the Exchange Ratio (such amount of cash and Parent Common Stock, or any higher amount per share offered in Merger Sub’s sole and absolute discretion pursuant to the Offer in accordance with the terms of this Agreement, and subject to adjustment pursuant to Section 1.1(i) or 1.1(j), the “Offer Price”), on the terms and subject to the conditions set forth herein;

WHEREAS, following the consummation of the Offer, the parties intend that, in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub and the Company shall consummate a merger pursuant to which Merger Sub shall be merged with and into the Company (the “Second Step Merger”), and the Company shall continue as the surviving corporation of the Second Step Merger, and each share of Company Common Stock that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Offer Price, on the terms and subject to the conditions set forth herein;

WHEREAS, the parties have agreed that upon certain conditions, Merger Sub would terminate the Offer and the parties would instead seek to consummate the acquisition of the Company by Parent by a merger of Merger Sub with and into the Company (the “One Step Merger”, the One Step Merger or the Second Step Merger are each sometimes referred to as the “Merger”) whereby each issued and outstanding share of Company Common Stock as of the effective time of the One Step Merger would be converted into the right to receive the Merger Consideration, following adoption of this Agreement by the stockholders of the Company, all on the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board of Directors has (a) determined that it is in the best interests of the Company and the stockholders of the Company, and has adopted and approved, and declared it advisable for the Company to enter into, this Agreement with Parent, US Corp. and Merger Sub providing for the Offer, the Second Step Merger and the One Step Merger, upon the terms and subject to the conditions set forth herein, and (b) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock in the Offer and adopt this Agreement;

WHEREAS, the Boards of Directors of Parent, US Corp.  and Merger Sub have each adopted and approved and declared it advisable to enter into this Agreement upon the terms and conditions set forth herein; and

WHEREAS, as a material inducement to Parent to enter into this Agreement, and simultaneously with the execution of this Agreement, each of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. (each, a “Stockholder Party”) is entering into an agreement in the form of Annex C (each, a “Stockholder Agreement”); and

WHEREAS, the Company, Parent, US Corp. and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.  The Offer.

Section 1.1  The Offer

(a) Provided that the Company shall have complied with its applicable obligations under Section 1.2 (other than clause (e)), Parent shall use its reasonable best efforts to cause Merger Sub to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer at the Offer Price no later than March 24, 2008 (and in any event as promptly as practicable after the date hereof). For the avoidance of doubt, Parent may consummate the Offer through Merger Sub, its indirect wholly-owned Subsidiary.

(b) The obligation of Merger Sub (and Parent’s obligation to cause Merger Sub) to accept for exchange, and exchange the Offer Price for, any shares of Company Common Stock tendered pursuant to the Offer shall be subject only to (i) the condition that there shall be validly tendered in accordance with the terms of the Offer (other than shares of Company Common Stock tendered by guaranteed delivery where actual delivery has not occurred), prior to the scheduled expiration of the Offer (as it may be extended hereunder) and not withdrawn, a number of shares of Company Common Stock that, together with any shares of Company Common Stock then directly or indirectly owned by Merger Sub, represents more than 9,600,000 shares of Company Common Stock (the “Minimum Condition”) and (ii) the other conditions set forth in Annex B (the Minimum Condition and such other conditions collectively referred to herein as the “Offer Conditions”). Parent, US Corp. and Merger Sub expressly reserve the right in their sole and absolute discretion to waive any of the Offer Conditions and to modify the terms of the Offer; provided, that unless previously approved in writing by the Company in the Company’s sole and absolute discretion, (i) the Minimum Condition may not be amended nor may it be waived if such waiver would result in Merger Sub purchasing less than a majority of the outstanding shares of Company Common Stock (for purposes of this clause (i) treating each share of the Company’s Series A 7% Convertible Preferred Stock, par value $0.10 per share (“Company Convertible Preferred Stock” and, together with the Company Common Stock, the “Company Stock”), as having been converted into a share of Company Common Stock pursuant to the Certificate of Designations), (ii) no change may be made that changes the form of consideration to be paid pursuant to the Offer or reduces the ratio of cash to Parent Common Stock, decreases the Offer Price or the number of shares of Company Common Stock sought in the Offer, amends or adds to the Offer Conditions, or otherwise modifies the Offer in any manner adverse to the stockholders of the Company, and (iii) except as set forth in Section 1.1(c), the Offer may not be extended nor may any change be made to the Offer that would require an extension of or delay in the then current expiration date of the Offer. Holders of shares of Company Common Stock will not be able to tender such shares by guaranteed delivery unless Merger Sub otherwise elects in its sole and absolute discretion to permit guaranteed delivery. For purposes of this Agreement, including for purposes of determining whether the Minimum Condition has been met, the shares of Company Common Stock issuable upon conversion of the Company Convertible Preferred Stock shall be deemed to have been validly tendered in the Offer and not withdrawn if the Tender Documents referred to in Section 2.1 of each of the Stockholder Agreements are delivered to the depositary for the Offer in accordance with such Section 2.1 and not withdrawn.

(c) Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at 10:00 a.m., New York City time, on the twenty-first (21st) business day (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Offer Period”). Subject to the provisions of Section 1.5, and subject to the parties’ respective termination rights under Section 9 (if applicable), (i) if, at the scheduled or extended expiration date of the Offer, any Offer Condition has not been satisfied in Parent’s reasonable discretion or waived (if such waiver is permitted hereunder), Merger Sub shall extend the Offer until the earlier to occur of (x) the satisfaction or waiver of all of the Offer Conditions and (y) the End Date, and (ii) Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Market (including any successor exchange, “Nasdaq”) applicable to the Offer or any period required by applicable Law. Following the expiration of the Offer, Merger Sub may elect to provide one or more subsequent offering periods (each, a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act and in compliance with all other provisions of applicable Law. Subject to the foregoing, including the requirements of Rule 14d-11 of the Exchange Act, and upon the terms and subject to the conditions of the Offer, Merger Sub shall as promptly as practicable following expiration of the Offer accept for payment and pay for all shares of Company Common Stock (A) validly tendered and not withdrawn pursuant to the Offer and/or (B) validly tendered in any such Subsequent Offering Period. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not withdrawn pursuant to the Offer or validly tendered in any Subsequent Offering Period shall be paid net to the holder thereof in cash and shares of Parent Common Stock, subject to reduction for any applicable withholding Taxes.

(d) Subject to the foregoing and applicable Law and upon the terms of and subject to the conditions of the Offer, Merger Sub shall accept for payment, as promptly as permitted under applicable securities Law, and pay for (after giving effect to any required withholding Tax), as promptly as practicable after the date on which Merger Sub first accepts shares of Company Common Stock for payment pursuant to the Offer (the date and time of such first acceptance, regardless of whether Parent and Merger Sub elect to provide for one or more Subsequent Offering Periods pursuant to Rule 14d-11 of the Exchange Act, the “Acceptance Date”), all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

(e) No fraction of a share of Parent Common Stock shall be issued in connection with the Offer, no dividends or other distributions with respect to Parent Common Stock shall be payable on or with respect to any such fractional share interest and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, each tendering stockholder who would otherwise be entitled to a fractional share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would have been received by such stockholder) shall, upon surrender of his or her Certificate or Certificates or Book-Entry Shares (each as defined below), be entitled to receive an amount of cash (without interest) rounded to the nearest whole cent determined by multiplying (i) the closing price of a share of Parent Common Stock as reported on the Nasdaq on the Acceptance Date by (ii) the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

(f) The Company agrees that no shares of Company Common Stock held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(g) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC (i) a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall contain the Preliminary Prospectus, an offer to exchange, a form of related letter of transmittal and summary advertisement in respect of the Offer (collectively, together with any amendments or supplements thereto, the Registration Statement and such other ancillary documents as may be required, the “Offer Documents”) and (ii) a registration statement on Form F-4 (or Form S-4) to register the offer and sale of Parent Common Stock pursuant to the Offer and the Merger (the ‘‘Registration Statement”). The Registration Statement will include a preliminary prospectus containing the information required under Rule 14d-4(b) of the Exchange Act (the “Preliminary Prospectus”). Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be disseminated to the Company’s stockholders as and to the extent required by applicable federal securities Laws. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company, its directors, officers and affiliates as may be required by applicable securities Law or reasonably requested by Parent or Merger Sub for inclusion in the Schedule TO, the Registration Statement or the other Offer Documents. Parent and Merger Sub shall use their reasonable best efforts to cause the Schedule TO, the Registration Statement and the other Offer Documents to comply in all material respects with applicable securities laws and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC and to keep the Registration Statement effective as long as necessary to complete the Offer and the Merger. Following the time the Registration Statement is declared effective, Parent shall file the final prospectus included therein under Rule 424(b) promulgated pursuant to the Securities Act. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Schedule TO, the Registration Statement and the other Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO and the Registration Statement as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to the Company’s stockholders, in each case, as and to the extent required by applicable federal securities Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO, the Registration Statement and the other Offer Documents each time before any such document is filed with the SEC or disseminated to the Company’s stockholders, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO, the Registration Statement or the other Offer Documents promptly after receipt of such comments or other communications, and (ii) a reasonable opportunity to provide comments on that response (to which reasonable and good faith consideration shall be given).

(h) Parent and/or US Corp. shall provide or cause to be provided to Merger Sub on a timely basis the funds and shares of Parent Common Stock necessary to accept for payment, and pay for, any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

(i) If, between the date hereof and the date on which any share of Company Common Stock is accepted for payment and paid for pursuant to the Offer, the outstanding shares of Company Stock are changed (or a record date for such change occurs) into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately and proportionately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

(j) If, between the date hereof and the date on which any share of Company Common Stock is accepted for payment and paid for pursuant to the Offer, the outstanding shares of Parent Common Stock are changed (or a record date for such change occurs) into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately and proportionately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

(k) Subject to Section 1.5, unless this Agreement is terminated pursuant to Section 9, Merger Sub shall not terminate or withdraw the Offer prior to any scheduled expiration date without the prior written consent of the Company in its sole and absolute discretion, except that in the event this Agreement is terminated pursuant to Section 9, Merger Sub shall promptly (and in any event within twenty-four (24) hours) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the purchase of shares of Company Common Stock in the Offer, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to return, all tendered shares of Company Stock to the tendering stockholders.

Section 1.2  Company Actions.

(a) The Company hereby represents and warrants that the Company Board of Directors, at a meeting duly called and held prior to the execution of this Agreement at which all directors of the Company were present, duly and unanimously adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable to and in the best interests of the Company and its stockholders, (ii) approving this Agreement, the Stockholder Agreements and the transactions contemplated hereby, including the Offer and the Merger, and (iii) recommending that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock in the Offer and, if required by applicable Law in order to consummate the Merger or in connection with the One Step Merger, adopt this Agreement (such recommendation, the “Company Recommendation”).

(b) Provided that no Change in Recommendation shall have occurred in accordance with Section 6.2(c) or 6.2(d), the Company hereby consents to the inclusion of the Company Recommendation in the Offer Documents in a form and manner reasonably determined by the Company to be acceptable. The Company shall instruct its transfer agent to promptly furnish Parent with a true and correct list, as of the most recent practicable date, of the Company’s stockholders and their addresses, as well as mailing labels containing such names and addresses, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request for purposes of communicating the Offer to the Company’s stockholders. Parent and Merger Sub shall hold all information furnished in accordance with this Section 1.2(b) in confidence in accordance with the terms and conditions of the confidentiality agreement, dated as of October 18, 2007, as amended or supplemented, between Parent and the Company (the “Confidentiality Agreement”), and shall use such information solely in connection with the communication and implementation of the Offer.

(c) On the date the Schedule TO is first filed with the SEC, the Company shall file with the SEC and disseminate to the Company’s stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, unless a Change in Recommendation in accordance with Section 6.2(c) or 6.2(d) shall have occurred, shall contain the Company Recommendation. Each of Parent and Merger Sub shall promptly furnish to the Company in writing all information concerning Parent and Merger Sub that may be required by applicable Law or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company’s stockholders, in each case, as and to the extent required by applicable federal securities Laws. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company shall promptly provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications, and (ii) a reasonable opportunity to provide comments on that response (to which reasonable and good faith consideration shall be given).

(d) The Company agrees (i) to promptly upon Parent’s request provide all information about the Company required to be disclosed in the Offer Documents, (ii) to use reasonable best efforts to cause the Company’s accountants to promptly deliver to Parent a duly executed consent of the Company’s accountants to allow Parent to include in the Registration Statement the Company’s financial statements and such accountants’ report thereon, (iii) that all information provided by the Company for inclusion or incorporation by reference in the Offer Documents will not (at the respective times such materials, or any amendments or supplements thereto, are filed with the SEC, first published, sent or given to stockholders of the Company, the Offer expires or shares of Parent Common Stock are delivered in connection with the Offer, or at the Effective Time, as the case may be) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (iv) to promptly correct any information provided by the Company for the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect.

(e) Prior to the Acceptance Date, to the extent necessary, the Company (acting through the entire Company Board of Directors or a special committee of the Company Board of Directors comprised solely of

“independent directors” determined in accordance with Rule 14d-10(d)(2) of the Exchange Act) will take all steps that may be necessary or reasonably advisable to cause any employee agreement, plan or arrangement (whether in existence prior to or after the date hereof) pursuant to which consideration is or becomes payable to any officer, director or employee to be unanimously approved by the entire Company Board of Directors (or by such special committee) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) of the Exchange Act and to take all actions otherwise necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 1.3  Directors.

(a) Effective upon the acceptance for payment of shares of Company Common Stock pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board of Directors that equals the product of (x) the total number of directors on the Company Board of Directors (giving effect to the election of any additional directors pursuant to this Section 1.3(a)), and (y) a fraction having a numerator equal to the aggregate number of shares of Company Common Stock beneficially owned by Merger Sub (including shares of Company Common Stock purchased pursuant to the Offer) and a denominator equal to the total number of shares of Company Common Stock then outstanding. At Parent’s request on or after the Acceptance Date, the Company shall cause Parent’s designees to be elected or appointed to the Company Board of Directors as promptly as possible, including increasing the number of directors and seeking and accepting resignations of incumbent directors. In connection with the designation by Parent of individuals to serve on the Company Board of Directors, the Company shall, at Parent’s request, cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company Board of Directors and (ii) each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board of Directors, in each case subject to any limitation imposed by applicable Law (including Nasdaq rules).

(b) The Company’s obligations to appoint Parent’s designees to the Company Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3, so long as Parent has timely provided to the Company in writing any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. Parent shall promptly supply to the Company in writing, and shall be solely responsible for the accuracy and completeness of, all such information.

(c) In the event that Parent’s designees are elected or appointed to the Company Board of Directors pursuant to Section 1.3(a), until the Effective Time, the Company Board of Directors shall have at least three (3) directors who are directors of the Company on the date hereof and who are neither officers of the Company nor stockholders, Affiliates, or associates (within the meaning of the federal securities Law) of Parent (“Continuing Directors”); provided that in such event, if the number of Continuing Directors shall be reduced below three (3), the remaining Continuing Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Continuing Directors for purposes of this Agreement or, if no other Continuing Director then remains, the other directors shall be entitled to (and shall be directed by Parent to) designate directors to fill such vacancies who shall not be officers of the Company or stockholders, Affiliates or associates of Parent, and such Persons shall be deemed to be Continuing Directors for purposes of this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, following the election or appointment of Parent’s designees to the Company Board of Directors pursuant to Section 1.3(a) and until the Effective Time, any termination of this Agreement by the Company, any amendment of this Agreement, any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or its stockholders (other than Parent, Merger Sub or their Affiliates), officers, directors or employees, or of any right of the

Company under this Agreement, any amendment of the Company’s certificate of incorporation or bylaws, any amendment or change to or any other consent or action by the Company Board of Directors with respect to this Agreement, the Offer or the Merger or any other transaction contemplated hereby or in connection herewith shall only be effected if there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office (or by the sole Continuing Director if there shall be only one Continuing Director). The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

Section 1.4  Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top Up Option”), exercisable only upon the terms and conditions set forth in this Section 1.4, to purchase that number of shares of Company Common Stock (the “Top Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the aggregate number of shares of Company Common Stock owned by Merger Sub at the time of such exercise, shall constitute one (1) share of Company Common Stock more than ninety percent (90%) of the outstanding shares of Company Common Stock immediately prior to the filing of the certificate of ownership and merger to effect the Second Step Merger (giving effect to the issuance of the Top Up Option Shares), at a price per share equal to $11.00.

(b) Merger Sub may exercise the Top Up Option, in whole but not in part, at any time on or following the Acceptance Date and prior to the tenth (10th) business day after the later of (i) the Acceptance Date or (ii) the expiration of the Subsequent Offering Period; provided, however, that Merger Sub agrees that it will exercise the Top Up Option if doing so would allow it to consummate the Merger pursuant to Section 253 of the DGCL. The obligation of Merger Sub to exercise the Top Up Option and of the Company to deliver the Top Up Option Shares on the exercise of the Top Up Option is subject to the conditions that (i) immediately prior to the filing of the certificate of ownership and merger to effect the Second Step Merger, the aggregate number of shares owned directly or indirectly by Merger Sub will constitute one (1) share of Company Common Stock more than ninety percent (90%) of the outstanding shares of Company Common Stock at such time (giving effect to the issuance of the Top Up Option Shares) and (ii) the number of Top Up Option Shares issued pursuant to the Top Up Option does not exceed the aggregate number of shares of Company Common Stock that are then authorized and unissued or held as treasury shares by the Company.

(c) In the event Merger Sub wishes to exercise the Top Up Option, Merger Sub shall so notify the Company in writing, and shall set forth in such notice (the “Top-Up Exercise Notice”): (i) the aggregate number of outstanding shares of Company Common Stock that will be owned by Merger Sub immediately preceding the purchase of the Top Up Option Shares (provided the Company has provided Merger Sub with the number of outstanding shares of Company Common Stock as of the applicable date), and (ii) the place and time for the closing of the purchase of the Top Up Option Shares, which may be the same day as, but shall not be more than five (5) business days after, delivery of such notice (the “Top Up Closing”). At the Top Up Closing, Merger Sub shall pay the Company the aggregate purchase price for the Top Up Option Shares (calculated by multiplying the number of such Top Up Option Shares by $11.00) by wire transfer of same day funds to a bank designated by the Company in an amount equal to the aggregate par value of the Top Up Option Shares and a promissory note, bearing interest at a rate of five percent (5%) per annum, for the balance of the purchase price, and the Company shall cause to be issued to Merger Sub a certificate representing such Top Up Option Shares.

(d) Parent and Merger Sub acknowledge that the Top Up Option Shares will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Merger Sub agrees that the Top Up Option and the Top Up Option Shares to be acquired upon exercise of the Top Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(e) Upon the delivery by Merger Sub to the Company of the Top-Up Exercise Notice, and the tender of the consideration described in Section 1.4(c), Merger Sub shall be deemed to be the holder of record of the Top-Up Option Shares issuable upon that exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing those Top-Up Option Shares shall not then be actually delivered to Merger Sub or the Company shall have failed or refused to designate the bank account described in Section 1.4(c).

Section 1.5  Change in Structure Event.  At the earlier to occur of (a) the parties so agreeing in writing or (b) unless a Change in Recommendation shall have occurred, the date ten (10) business days after the expiration of the Initial Offer Period (or such later date as the parties agree in writing) if the Minimum Condition or the Short Form Condition is not then satisfied (a “Change in Structure Event”), (i) Merger Sub shall promptly (and in any event within twenty-four (24) hours) following such Change in Structure Event irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto, (ii) Parent shall promptly amend the Registration Statement to reflect the Change in Structure Event and file as soon as practicable with the SEC the amended Registration Statement, (iii) the Company shall promptly prepare the Proxy Statement and file as soon as practicable with the SEC the Proxy Statement and (iv) the parties shall otherwise, upon the conditions and subject to the conditions of this Agreement, proceed to consummate a One Step Merger as contemplated by this Agreement. If the Offer is terminated in accordance with this Section 1.5 prior to the purchase of shares of Company Common Stock in the Offer, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to return, all tendered shares of Company Stock to the tendering stockholders.

Section 2.  The Merger.

The Merger described in this Section 2 shall govern the Second Step Merger or, if a Change in Structure Event has occurred, the One Step Merger. The parties acknowledge that in the event of a Second Step Merger, the Company Convertible Preferred Stock shall have been converted into shares of Company Common Stock no later than immediately prior to the Acceptance Date and such shares of Company Common Stock, if the Stockholder Parties comply with the tendering procedures set forth in the Stockholder Agreements, shall have been validly tendered and not withdrawn in connection with the Offer. Notwithstanding anything in this Agreement to the contrary, if following the Offer and any Subsequent Offering Period and the exercise, if any, of the Top Up Option, the requirements of Section 253 of the DGCL are satisfied such that the Merger may be effected without a vote of stockholders of the Company, the parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable on such basis and in any event within one (1) business day after the Acceptance Date.

Section 2.1  The Merger; Effects of the Merger

(a) At the Closing, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and other applicable Delaware Law, the Company and Merger Sub shall file a certificate of merger or certificate of ownership and merger, as the case may be, in such form as required by, and executed and acknowledged by the necessary parties in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective at the time and date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time and date as is agreed to by the parties hereto and specified in the Certificate of Merger, such time referred to herein as the “Effective Time.” Parent, Merger Sub and the Company shall make all other filings or recordings required under the DGCL or other applicable Delaware Law in connection with the Merger.

(b) The Merger shall have the effects set forth in the Certificate of Merger and in the applicable provisions of the DGCL and this Agreement. The Company shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”). Without limiting the generality of the foregoing, at the Effective Time: (i) Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease; (ii) the Surviving Corporation shall continue to be governed by the laws of the State of Delaware; (iii) the corporate existence of the Surviving Corporation with all its property, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (iv) all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(c) The certificate of incorporation of the Company immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by the DGCL or other applicable Law.

(d) The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; provided, however, that such bylaws shall be amended as necessary to comply with the obligations of the Surviving Corporation set forth in Section 7.5.

Section 2.2  Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (New York City time) on a date to be specified by the parties, such date to be no later than the second business day (or in the case of a Second Step Merger, one business day or such earlier time as determined by Parent) after satisfaction or waiver of all of the conditions set forth in Section 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Sidley Austin LLP, One South Dearborn St., Chicago, Illinois 60603, unless another time, date and/or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3  Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 3.  Conversion of Securities.

Section 3.1  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holders of any shares of outstanding Company Common Stock and Company Convertible Preferred Stock, the following shall occur:

(a) Conversion of Shares of Company Stock.  Each issued and outstanding share of Company Stock (other than shares of Company Stock to be cancelled in accordance with Section 3.1(c) and Dissenting Shares (collectively, “Excluded Shares”)) shall be cancelled and converted into the right to receive (i) $7.70 in cash (the “Cash Consideration”) and (ii) 0.217 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share of Parent Common Stock (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration” provided that if the Offer Price is changed and shares of Company Common Stock are accepted for purchase pursuant to the Offer, a corresponding change shall be made to the Merger Consideration).

(b) Merger Sub Common Stock.  Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only issued and outstanding capital stock of the Surviving Corporation.

(c) Cancellation of Treasury Stock and Parent-Owned Stock.  All shares of Company Common Stock and Company Convertible Preferred Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, the Company, or Merger Sub or any of their Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 3.2  Dissenting Shares

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of shares of Company Stock who are entitled to demand and who have properly demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or shall effectively waive, withdraw or lose such holder’s rights under Section 262 of the DGCL, such holder’s shares of Company Stock shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive, subject to Section 3.5 and Section 3.6, the Merger Consideration as set forth in this Section 3.

(b) The Company shall give Parent (i) prompt notice of any appraisal demands received by the Company, withdrawals thereof and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.3  Company Options and Restricted Shares.  Except to the extent otherwise agreed in writing by the Company and Parent prior to the Effective Time:

(a) The Company shall use reasonable best efforts to ensure that, (i) immediately prior to the Effective Time, each outstanding option to acquire shares of Company Common Stock (“Company Options”) granted under the Company’s 1999 Stock Option Plan, as amended, and the Amended and Restated 2000 Restricted Stock Grant Plan (collectively, the “Equity Incentive Plans”), shall become fully vested and exercisable (without regard to whether the Company Options are then vested or exercisable) and (ii) at the Effective Time, all Company Options not theretofore exercised shall be cancelled and, in exchange therefor, converted into the right to receive a payment of the Merger Consideration calculated as follows: The excess, if any, of (A) the sum of (x) the Cash Consideration and (y) an amount equal to the Exchange Ratio multiplied by the closing price of a share of Parent Common Stock as reported on the Nasdaq on the last trading day immediately prior to the Effective Time (such sum, the “Company Share Value”) over (B) the exercise price of a Company Option will be multiplied by the number of shares subject to such Company Option and such product will be divided by the Company Share Value. Such quotient, rounded to the nearest whole number, is referred to herein as the “Option Share Equivalent.” Each Option Share Equivalent shall be entitled to receive the Merger Consideration. Any Company Option with an exercise price equal to or greater than the Company Share Value shall not receive any Merger Consideration.

(b) The Company shall use reasonable best efforts to ensure that, immediately prior to the Effective Time, each share of Company Common Stock subject to vesting or other lapse restrictions pursuant to any Equity Incentive Plan (collectively, “Restricted Shares”) which was granted prior to the date hereof and is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions.

(c) The Company shall use reasonable best efforts to ensure that, as of the Effective Time, (i) the Equity Incentive Plans remain in full force and effect and (ii) no person shall have any right under the Equity Incentive Plans, except as set forth herein.

(d) At or promptly after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, deliver the applicable Merger Consideration to holders of Company Options without interest. Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient funds and shares of Parent Common Stock to satisfy its obligations to holders of Company Options in respect of the amounts payable pursuant to this Section 3.3.

Section 3.4  Exchange Procedures; Exchange Agent.

(a) Not less than three (3) business days prior to the earlier of the Acceptance Date and the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates which immediately prior to the Effective

Time represented shares of Company Stock (the “Certificates”) or shares of Company Stock represented by book-entry (“Book-Entry Shares”) for the Merger Consideration.

(b) Exchange Fund.  At or immediately following the Effective Time, Parent and US Corp. shall or shall cause Merger Sub to deposit with the Exchange Agent, pursuant to an agreement providing for the matters set forth in this Section 3.4 and such other matters as may be appropriate and the terms of which shall be reasonably acceptable to Parent and the Company, an amount in cash and certificates representing shares of Parent Common Stock sufficient to effect the conversion of each share of the Company Stock (other than Excluded Shares) into the Merger Consideration. In addition, Parent and US Corp. shall or shall cause Merger Sub to deposit with the Exchange Agent, as necessary, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 3.8 and any dividends or distributions to which holders of Company Stock become entitled pursuant to Section 3.4(d). All cash and shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation. If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Stock shall be entitled under this Section 3, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional cash and certificates with the Exchange Agent sufficient to make all payments of Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.

(c) Exchange of Certificates.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each (i) record holder, as of the Effective Time, of an outstanding Certificate or (ii) holder, as of the Effective Time, of Book-Entry Shares, a form of letter of transmittal (which shall be in customary form and agreed to by Parent and the Company prior to the Effective Time, shall contain instructions for wire transfer at the expense of such holder of the cash portion of the Merger Consideration, and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the duly executed transmittal materials, such other documents as may customarily be required by the Exchange Agent and, as applicable, any Certificates to the Exchange Agent). Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate or Book-Entry Shares and such Certificate or applicable book-entry shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. Until surrendered for cancellation as contemplated by this Section 3.4(c), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Section 3.

(d) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to shares of Parent Common Stock issuable with respect to the shares of Company Stock shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until those Certificates or Book-Entry Shares are surrendered as provided in this Section 3. Upon surrender, there shall be issued and/or paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those shares of Parent Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Parent Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(e) Lost Certificates.  If any Certificate has been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, defaced or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate (subject to the provisions of Section 3.2) the Merger Consideration with respect thereto without interest.

(f) Transfer Books; No Further Ownership Rights in Shares of Company Stock.  At the Effective Time, the stock transfer books of the Company with respect to the Company Common Stock and Company Convertible Preferred Stock will be closed and thereafter there will be no further registration of transfers of shares of Company Common Stock or Company Convertible Preferred Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock and Company Convertible Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall (subject to the provisions of Section 3.2) be cancelled against delivery of the Merger Consideration as provided in this Section 3 without interest.

(g) Termination of Exchange Fund.  At any time following the date that is one (1) year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Exchange Agent and not disbursed (or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures) to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors thereof with respect to the Merger Consideration, cash in lieu of fractional shares and any dividends or distributions payable upon due surrender of their Certificates or Book-Entry Shares, without any interest thereon.

(h) No Liability.  None of Parent, US Corp., the Surviving Corporation or the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.5  Withholding.  Each of Parent, US Corp., and the Surviving Corporation is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Stock (including Restricted Shares) or Company Options such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Section 3.6  Transfer Taxes.  If payment of the Merger Consideration payable to a holder of shares of Company Stock pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered (or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable).

Section 3.7  Adjustments to Prevent Dilution.

(a) In the event that the Company changes (or establishes a record date for changing) the number of shares of Company Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding shares of Company Stock at any time during the period from the date hereof to the Effective Time, then the Merger Consideration shall be appropriately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

(b) In the event that Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding shares of Parent Common Stock at any time during the period from the date hereof to the Effective Time, then the Merger Consideration shall be appropriately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

Section 3.8  No Fractional Shares.  No fractional shares of Parent Common Stock shall be issued in respect of shares of Company Stock that are to be converted in the Merger into the right to receive the Merger Consideration. Each holder of a Certificate (other than holders of Certificates representing Excluded Shares) or Book-Entry Share shall be entitled to receive in lieu of any fractional share of Parent Common Stock to which such holder would otherwise have been entitled pursuant to Section 3.1 an amount in cash (without interest), rounded to the nearest whole cent, equal to the fractional share interest to which such holder would otherwise be entitled by the closing price on the Nasdaq for a share of Parent Common Stock on the last trading day immediately preceding the Effective Time.

Section 3.9  Tax Treatment.

The parties agree that the Merger, together with (if applicable) the acceptance of Company Stock pursuant to the Offer, shall be treated for U.S. federal income tax purposes, and for applicable state, local, foreign and other income tax purposes, as a taxable purchase by US Corp. of the Company Stock converted in the Merger or accepted pursuant to the Offer, in exchange for the Merger Consideration or the Offer Price, as applicable. The separate corporate existence of Merger Sub, the promissory note delivered as consideration for the Top Up Option Shares and the Top Up Option Shares, for such purposes shall be disregarded. Each of the parties shall not, and shall not cause or permit its respective Affiliates to, take any tax position inconsistent with the treatment described in this Section 3.9.

Section 4.  Representations and Warranties of the Company.

The Company hereby makes the representations and warranties to Parent, US Corp. and Merger Sub set forth in this Section 4, except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”); provided, however, that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection only if the relevance of such item is reasonably apparent on the face of such disclosure, or (ii) as disclosed in any Company SEC Report filed prior to the date hereof and available on the Electronic Data Gathering, Analysis and Retrieval System of the SEC; provided, however, that all disclosures under “Business — Government Regulation,” “Risk Factors” and “Forward-Looking Statements” and similar forward looking disclosure shall not be deemed to qualify the representations and warranties in this Section 4; provided, further, that any disclosures in such Company SEC Reports that are not the subject of the first proviso of this clause (ii) shall only be deemed to qualify a representation or warranty if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Company SEC Reports shall not be deemed to qualify any representations or warranties made in Section 4.3.

Section 4.1  Organization and Qualification.

(a) Each of the Company and each subsidiary of the Company (collectively, the “Company Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets it purports to own and to carry on its business as now being conducted, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each Company Subsidiary are qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions where the nature of their business or the ownership, leasing or operation of their properties make such qualification or authorization necessary, except for jurisdictions in which the failure to be so qualified or authorized would not, individually or in the aggregate, have a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is, or would be, materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Company Material Adverse Effect: (A) the announcement of the execution of this Agreement (including the threatened or actual impact on relationships with customers, vendors, suppliers, distributors, landlords or employees (including the threatened or actual loss, termination, suspension, modification or reduction of, or adverse change in, such relationships) but only, in each case, to the extent caused by the announcement of the execution of this Agreement) or any litigation brought by any holder of Company Stock (other than any Stockholder Party) arising or resulting therefrom, (B) changes in the national or world economy or national or foreign securities, credit or financial markets or changes in general economic conditions that affect the industries in which the Company and its Subsidiaries, or their customers, conduct their business (but only, in each case, to the extent that such changes do not disproportionately affect the Company, its Subsidiaries or their customers as compared to other companies in the industries in which the Company and its Subsidiaries operate), (C) any change in applicable Law or GAAP or interpretation thereof (but only, in each case, to the extent that such changes do not disproportionately affect the Company or its Subsidiaries as compared to other companies in the industries in which the Company and its Subsidiaries operate), (D) any failure by the Company to meet any published or internally prepared budgets or estimates of revenues, earnings or financial projections prepared prior to the date of this Agreement (it being understood and agreed that any events, circumstances, developments, changes and effects which cause the failure to meet such budgets, estimates or projections may, except as provided in subsections (A), (B), (C), (E), (F), (G), (H) or (I) of this definition, constitute or be taken into account in determining whether there has been or would be a Company Material Adverse Effect), (E) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof (but only if, in each case, such matters do not disproportionately affect the Company or its Subsidiaries as compared to other companies in their industries), (F) any earthquake, hurricane or natural disaster (but only, in each case, to the extent that such changes do not disproportionately affect the Company or its Subsidiaries as compared to other companies in such industries), (G) a decline in the price, or a change in the trading volume, of the Company Common Stock on the Nasdaq (it being understood and agreed that any events, circumstances, developments, changes and effects which cause such decline or change may, except as provided in subsections (A), (B), (C), (D), (E), (F), (H) or (I) of this definition, constitute or be taken into account in determining whether there has been or would be a Company Material Adverse Effect), (H) taking or not taking any actions with the prior written consent of Parent or (I) compliance with the terms of, and taking any action required by, this Agreement (other than with respect to Section 4.17, the lead in to Section 6.1 and Section 6.1(a)). For purposes of this Agreement, (i) “Laws” means any federal, state, local or foreign laws, statutes, rules, orders, decrees or regulations of any Governmental Entity and (ii) “Governmental Entity” means any nation, government (foreign, supranational or domestic), state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or any self regulating authority.

(b) The Company has made available to Parent true, correct and complete copies of the certificate of incorporation and bylaws, or other organizational documents, of the Company and each Company Subsidiary. The Company is not in violation of its certificate of incorporation or bylaws. The Company Subsidiaries are not in violation, in any material respect, of their respective certificates of incorporation or bylaws or other organizational documents.

Section 4.2  Authority.  On or prior to the date hereof, the Company Board of Directors has unanimously (a) declared this Agreement, the Offer and the Merger advisable and fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Stockholder Agreements in accordance with the DGCL, (c) made the Company Recommendation and (d) approved this Agreement, the

Stockholder Agreements and the Offer and the Merger and the other transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL such that no stockholder approval (other than, if Parent and Merger Sub do not own ninety percent (90%) of the outstanding shares of Company Common Stock immediately prior to the Merger, the Company Stockholder Approval) shall be required to consummate the Merger or the other transactions contemplated by this Agreement and the Stockholder Agreements or to permit the Company and the Stockholder Parties to perform their respective obligations hereunder and thereunder, which resolutions have not (unless the Company Board of Directors or a committee thereof has made a Change in Recommendation in accordance with Section 6.2(c) or 6.2(d)) been subsequently rescinded, modified or withdrawn in any way. The Company has all necessary corporate power and authority to enter into, execute and deliver this Agreement, the Stockholder Agreements and each instrument required hereby or thereby to be executed and delivered by it at the Closing and to perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby, including the Offer and the Merger, subject in the case of performing the Merger if Parent and Merger Sub do not own ninety percent (90%) of the outstanding shares of Company Common Stock immediately prior to the Merger, to obtaining the approval and adoption of this Agreement by the requisite vote of the Company Common Stock and Company Convertible Preferred Stock by the Company Requisite Vote (the “Company Stockholder Approval”). The execution, delivery and performance of this Agreement, the Stockholder Agreements and each instrument required hereby or thereby to be executed and delivered at the Closing by the Company and the consummation by the Company of the Offer and Merger and the other transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Stockholder Agreements or to consummate the Offer and the Merger and the other transactions contemplated hereby (other than with respect to the Merger, the Company Stockholder Approval (if Parent and Merger Sub do not own ninety percent (90%) of the outstanding shares of Company Common Stock immediately prior to the Merger) and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL) or thereby. This Agreement and the Stockholder Agreements have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the other parties thereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The affirmative vote of a majority of outstanding Company Common Stock and Company Convertible Preferred Stock (with each share of Company Convertible Preferred Stock deemed to represent 0.8364 of a share of Company Common Stock) voting together as a single class (collectively, the “Company Requisite Vote”) is required to approve and adopt this Agreement if Parent and Merger Sub do not own ninety percent (90%) of the outstanding shares of Company Common Stock immediately prior to the Merger. No other vote of the holders of any securities of the Company or any of the Company Subsidiaries is required by Law, the terms of such securities, the by-laws of the Company, or the certificate of incorporation of the Company for the Company to consummate the Offer or the Merger and the other transactions contemplated hereby. On or prior to the date hereof, the Company Board of Directors and the holders of the Company Convertible Preferred Stock have adopted and approved the Amendment to the Certificate of Designations, Preferences and Rights of the Company Convertible Preferred Stock as set forth on Annex D hereto (the “Certificate of Amendment”).

Section 4.3  Capitalization.

(a) The authorized capital stock of the Company consists of (i) 35,000,000 shares of Company Common Stock, of which, as of the close of business on February 25, 2008, 5,863,713 shares (including an aggregate of 304,842 Restricted Shares for which the restrictions have not lapsed) were issued and outstanding and 4,639,900 shares were held in the treasury of the Company, and (ii) 15,000,000 shares of preferred stock of the Company, of which, as of the close of business on February 25, 2008, 6,956,522 were designated Company Convertible Preferred Stock, 6,956,522 shares of which were issued and outstanding and no shares of which were held in the treasury of the Company. All of the issued and outstanding shares of such Company Common Stock and Company Convertible Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and, other than as set forth in the Company’s certificate of incorporation (including the Designations, Preferences and Rights of the Company Convertible Preferred Stock, as amended (the “Certificate of Designations”)), were issued free of any preemptive (or similar) rights. No shares of Company Stock have been issued in violation of any preemptive (or similar) rights.

(b) As of the close of business on February 25, 2008, the Company has reserved 5,550,000 shares of Company Common Stock for issuance pursuant to all of the Equity Incentive Plans, of which Company Options to purchase 881,357 shares of Company Common Stock were outstanding as of February 25, 2008, and 1,727,805 shares remained available for grant as of such date. Section 4.3(b) of the Company Disclosure Schedule contains a true, complete and accurate list as of the date of this Agreement of (i) each outstanding Company Option, including the holder, date of grant, exercise price, number of shares of Company Common Stock subject thereto and vesting schedule and (ii) each Restricted Share award, including the holder, date of grant, number of shares of Company Common Stock subject thereto and vesting schedule. All shares of Company Common Stock reserved for issuance as specified above shall be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and will not be issued subject to any preemptive (or similar) rights. The Equity Incentive Plans are the only Plans under which securities of the Company or any Company Subsidiary may be issued.

(c) Except for (i) shares of Company Common Stock indicated in Section 4.3(a) as issued and outstanding as of February 25, 2008, and (ii) shares issued upon the exercise of Company Options indicated in Section 4.3(b) as outstanding as of the close of business on February 25, 2008 or upon the conversion of the Company Convertible Preferred Stock outstanding as of the close of business on February 25, 2008, as of the date hereof there are not any shares of Company Stock or other equity or voting securities of the Company issued and outstanding, reserved for issuance pursuant to outstanding equity or other awards or, except for the shares of Company Common Stock indicated in Section 4.3(b) as being reserved for issuance pursuant to Equity Incentive Plans, reserved for issuance. Except for (i) shares of Company Common Stock (including Restricted Shares) indicated in Section 4.3(a) as issued and outstanding as of February 25, 2008, (ii) Restricted Stock Units of the Company under its Equity Incentive Plans which will be granted by the Company in accordance with Section 6.1(b), and (iii) shares issued upon the exercise of Company Options indicated in Section 4.3(b) as outstanding as of the close of business on February 25, 2008 or upon the conversion of the Company Convertible Preferred Stock outstanding as of the close of business on February 25, 2008, as of immediately prior to the Effective Time there will not be any shares of Company Stock or other equity or voting securities of the Company issued and outstanding or reserved for issuance. No Company Options or Restricted Shares or other equity awards of the Company have been issued since the close of business on February 25, 2008 to the date hereof.

(d) Except as set forth in this Section 4.3, there are not authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, instruments, contracts, claims or commitments obligating the Company or any Company Subsidiary to issue, transfer, deliver, sell, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the Company Common Stock or other securities of the Company or to make payments with respect to the value of any of the foregoing or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement or commitment. There are no stockholder agreements, voting trusts, proxies or other agreements or instruments with respect to the voting of the capital stock of the Company to which the Company is a party and, to the knowledge of the Company, no other person is a party to any stockholder agreements, voting trusts, proxies or other agreements or instruments with respect to the voting of the capital stock of the Company.

(e) Neither the Company nor any Company Subsidiary has any outstanding bonds, debentures, notes or other indebtedness that have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote or is obligated to issues any such instruments.

(f) The Company Common Stock constitutes the only class of securities of the Company registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

(g) As of the date of this Agreement, neither the Company nor any Company Subsidiary has any outstanding indebtedness for borrowed money.

(h) As of the date of this Agreement, security holders whose last address as shown on the books of the Company is in Canada hold less than 10 percent of the outstanding (i) shares of Company Common Stock and (ii) shares of Company Convertible Preferred Stock and the Company reasonably believes that security holders in Canada beneficially own less than 10 percent of the outstanding (A) shares of Company Common Stock and (B) shares of Company Convertible Preferred Stock.

(i) Each of (i) the Loan and Security Agreement, dated as of January 29, 2002, as amended, between NMHC Funding, LLC, a Delaware limited liability company, and HFG Healthco-4 LLC, a Delaware limited liability company and (ii) the Receivables Purchase and Transfer Agreement, dated as of January 29, 2002, as amended, between the Company, the other providers named therein and NMHC Funding, LLC, as purchaser, has been terminated and is no longer in full force and effect and there are no outstanding liabilities or other obligations of the Company or any of its Affiliates thereunder.

(j) As of December 31, 2007, the amount of accrued and unpaid dividends on the Company Convertible Preferred Stock was $2,847,918.09.

(k) As of the date hereof and as of immediately prior to the earlier of the Acceptance Date or the Closing Date, the aggregate amount owed by the Company and its Subsidiaries pursuant to the Contract set forth on Section 4.3(k) of the Company Disclosure Schedule is and shall be less than the amount set forth in Section 4.3(k) of the Company Disclosure Schedule.

Section 4.4  Company Subsidiaries.

(a) Section 4.4(a) of the Company Disclosure Schedule sets forth a complete list of the name and jurisdiction of organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each Company Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of any pledges, charges, liens, encumbrances, restrictions on transfer, voting or dividend rights, rights of first offer or first refusal, security interests or adverse rights or claims (“Liens”), except for Permitted Liens. None of the Company Subsidiaries own any shares of Company Common Stock or Company Convertible Preferred Stock.

(b) There are no authorized or outstanding subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, instruments, claims, contracts or commitments obligating the Company or any Company Subsidiary to issue, transfer, deliver, sell, register, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, shares of the capital stock or other securities of any Company Subsidiary or to make payments with respect to the value of any of the foregoing or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement.

(c) Except for the Company Subsidiaries, neither the Company nor any Company Subsidiary owns any capital stock or equity interest in any other Person.

Section 4.5  SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed all forms, reports, registrations, statements, certifications and other documents required to be filed by it with, or furnished by the Company to, the SEC for all periods beginning on or after July 1, 2004 (the “Company SEC Reports”). The Company SEC Reports complied in all material respects with the requirements of, and were prepared in accordance with, the applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), and did not, as of their respective filing dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC. To the knowledge of the Company, as of the date hereof, none of the Company or any Company SEC Reports is the subject of ongoing SEC review. No Company Subsidiary is required to file or furnish any form, report, registration, statement or other document with the SEC.

(b) The consolidated financial statements contained in the Company SEC Reports (including the related notes, where applicable) (the “Financial Statements”) (i) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows and statements of stockholders equity of the Company and its consolidated Subsidiaries as of and for the periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments), (ii) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except as otherwise indicated therein or, in the case of the unaudited quarterly financial statements, as permitted by Form 10-Q, and (iii) when filed complied as to form in all material respects with the rules and regulations of the SEC with respect thereto. Since June 30, 2007, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s Financial Statements in accordance with GAAP. The management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including the consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board of Directors (or persons performing the equivalent functions): (A) all significant deficiencies and material weaknesses within their knowledge in the design or operation of internal control over financial reporting which are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a, 15(f) and 15d, 15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s principal executive officer and principal financial officer have made, with respect to the Company SEC Reports, all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC. As of the date hereof, the Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. As of the date hereof, neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

(c) Neither the Company nor any Company Subsidiary has any liabilities, whether accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet, other than liabilities and obligations (i) to the extent reflected or reserved against on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2007 (including the notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, (ii) incurred in connection with the transactions expressly contemplated herein that, individually or in the aggregate, would not have a Company Material Adverse Effect or (iii) incurred since June 30, 2007 in the ordinary course of business that, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect.

(d) Neither the Company nor any Company Subsidiary is a party to, or has a legally binding commitment to enter into, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or the Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Reports.

Section 4.6  Absence of Certain Changes or Events.  Since June 30, 2007, there have not been any events, circumstances, developments, changes or effects of which the Company has knowledge that, individually or in the aggregate, has had or would have a Company Material Adverse Effect. Since June 30, 2007 through the date hereof, (i) the Company and each Company Subsidiary have conducted their respective businesses in the ordinary course of business in all material respects and (ii) neither the Company or any Company Subsidiary has taken any action that if taken after the date hereof would be prohibited by Section 6.1(b)(iv), (b)(vii), (b)(viii), (b)(xiii) or (b)(xiv) nor have any of them resolved to, agreed to or otherwise obligated any of them to take any such actions.

Section 4.7  Compliance with Laws.

(a) The Company and the Company Subsidiaries have each federal, state, local or foreign governmental consent, license, permit, registration, order, grant or other authorization of a Governmental Entity (collectively referred to herein as, the “Permits”) that is required for the operation of the business of the Company or any of the Company Subsidiaries or the ownership or leasing of any interest in any of their respective properties, except where the failure to have, or the suspension or cancellation of, any such Permit would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all of such Permits are valid and in full force and effect and neither the Company nor any Company Subsidiary has violated the terms of such Permits, and (ii) no proceeding is pending or, to the knowledge of the Company, threatened in writing to revoke, suspend, cancel, terminate, or adversely modify any such Permit.

(b) The Company and the Company Subsidiaries are, and since July 1, 2004, have been, in compliance with all applicable Laws, including, to the extent applicable, (i) rules and regulations of the Medicare and Medicaid programs; and any other federal health care program; (ii) federal and state Laws relating to health care fraud and abuse; (iii) state Laws relating to Medicaid or any other state health care or health insurance programs; (iv) federal or state Laws relating to billing or claims for reimbursement submitted to any third-party payor; (v) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; (vi) state Laws relating to insurance and risk sharing products, services and arrangements; and (vii) Laws with respect to matters relating to patient or individual health care information, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended, and any rules or regulations promulgated thereunder, except where any failure to be in compliance, individually or in the aggregate, would not have a Company Material Adverse Effect. Since July 1, 2004, no third-party payment program has imposed a fine, penalty or other sanction on the Company or the Company Subsidiaries, except where any such imposition would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2006 and, to the knowledge of the Company, at any time from January 1, 2001 and prior to January 1, 2006, neither the Company, any Company Subsidiary, nor any director or executive officer of the Company or any Company Subsidiary with respect to actions taken on behalf of the Company or any Company Subsidiary, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), or (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance.

(d) The Company has made available to Parent a summary of all material complaints or concerns made since July 1, 2006 through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its

Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board of Directors or the Company Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or in any Company policy contemplating such reporting, including in instances not required by those rules.

Section 4.8  Claims, Actions and Proceedings.  There are no outstanding orders, writs, judgments, injunctions, decrees or other requirements of any Governmental Entity against the Company, any Company Subsidiary or any of their securities, assets or properties (“Existing Orders”) that, individually or in the aggregate, would have a Company Material Adverse Effect or prevent or materially delay the consummation of the Offer or the Merger or the other transactions contemplated by this Agreement. There are no actions, suits, claims, arbitrations, investigations or proceedings (collectively, “Actions”) or, to the knowledge of the Company, any governmental investigations or inquiries pending or overtly threatened against the Company or any Company Subsidiary or any of their assets or properties that, individually or in the aggregate, would have a Company Material Adverse Effect or would prevent or materially delay the consummation of the Offer or the Merger or the other transactions contemplated by this Agreement (provided that no representation or warranty is being made in this Agreement as to any Existing Orders issued, or any Actions commenced, after the date hereof challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit the Offer or the Merger).

Section 4.9  Contracts and Other Agreements.

(a) Except for this Agreement, none of the Company nor any Company Subsidiary is a party to or bound by any note, bond, mortgage, indenture, contract, agreement, arrangement, understanding, Permit, lease or other instrument or obligation (each, a “Contract”): (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed on Form 8-K; (ii) that would obligate the Company or any Company Subsidiary to file a registration statement under the Securities Act, which filing has not yet been made; (iii) relating to (A) indebtedness for borrowed money, guarantees of indebtedness for borrowed money, lines of credit (whether or not drawn), letters of credit or (B) capitalized leases or surety bonds having an outstanding principal amount in excess of $500,000 in the aggregate; (iv) that involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other voting securities or equity interests of another person or the Company that involves continuing or contingent obligations of the Company or the Company Subsidiaries; (v) under which the Company or any Company Subsidiary has advanced or loaned any funds in excess of $500,000 or has guaranteed any obligations of another Person in excess of $500,000, other than extensions of credit to customers or vendors in the ordinary course of business consistent with past practice, (vi) that relates to any single or series of related capital expenditures by the Company in excess of $500,000 (other than purchase orders for the purchase of inventory or real property leases in the ordinary course of business consistent with past practice); (vii) evidencing the formation of a general or limited partnership, a limited liability company or a joint venture (whether limited liability or other organizational form) or alliance or similar arrangement that is material to the business of the Company and the Company Subsidiaries, taken as a whole; (viii) that (1) materially limits or restricts where the Company or any of its Affiliates may conduct business or the right of the Company or any of its Affiliates to sell or distribute any products or services to any Person, (2) (A) individually or in the aggregate with all other Contracts of the type described in this clause (2) (x) is material to the operations or the business of the Company or any Company Subsidiary and/or (y) may subject the Company or any Company Subsidiary to a material claim, action or lawsuit if a breach or default occurred thereunder and (B) contains any covenant or provision prohibiting the Company or any of its Affiliates from engaging in any line or type of business, (3) (A) individually or in the aggregate with all other Contracts of the type described in this clause (3) (x) is material to the operations or the business of the Company or any Company Subsidiary and/or (y) may subject the Company or any Company Subsidiary to a material claim, action or lawsuit if a breach or default occurred thereunder and (B) grants any exclusive rights to make, sell or distribute the Company’s or any of its Affiliates’ products or services, (4) (A) individually or in the aggregate with all other Contracts of the type described in this clause (4) (x) is material to the operations or the business of the Company or any Company Subsidiary and/or (y) may subject the Company or any Company Subsidiary to a material claim, action or lawsuit if a breach or default occurred thereunder and (B) grants “most favored nation” status to any other Person, (5) contains “requirements” provisions or other provisions obligating the Company or any Company Subsidiary to purchase or obtain a minimum or specified amount of any product or service from any Person in excess of $500,000 in any fiscal year, (6) contains minimum sales or volume provisions in excess of $500,000 in any fiscal year; or (ix) that involves the obligation or potential obligation of the Company or any Company Subsidiary to make any “earn-out” or similar payments to any Person. Each Contract required to be described in any of clauses (i) through (ix) or any Contract with a Person referenced in the letter referred to in Section 4.21 is referred to herein as a “Material Contract.”

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Material Contracts is in full force and effect and is valid and binding on the Company and each Company Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, enforceable against such parties in accordance with their terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary, and (ii) to the Company’s knowledge, no other party to any Material Contract to which the Company or any Company Subsidiary is a party is in breach or violation of, or default under, such Material Contract. A complete and correct copy of each Material Contract has previously been made available by the Company to Parent or filed by the Company with the SEC.

Section 4.10  Intellectual Property.  “Intellectual Property” means all U.S. and foreign (i) patents and all patent applications, (ii) trademarks, service marks, trade names, trade dress, domain names, brand names, certification marks, corporate names and other indications of origin, together with all goodwill related to the foregoing, (iii) copyrights and designs and all rights associated therewith and the underlying works of authorship, (iv) inventions, trade secrets, processes, formulae, methods, schematics, drawings, blue prints, technology, know-how, software, discoveries, ideas and improvements, (v) registrations of any of the foregoing and applications therefor, and (vi) other proprietary rights and confidential information and materials. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable and adequate rights to use, all Intellectual Property used in their respective businesses as currently conducted (the “Company Intellectual Property”), (b) the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Intellectual Property or any of the Company’s and the Company Subsidiaries’ rights therein, (c) except for Company Intellectual Property that is licensed to the Company or any Company Subsidiary by a third party, there are no restrictions on the disclosure, use, license or transfer by the Company or any Company Subsidiary of the Company Intellectual Property (d) there are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of the Company, overtly threatened by any person alleging infringement, misappropriation or violation by the Company or any of the Company Subsidiaries for their use of Intellectual Property, (e) the conduct of the business of the Company and the Company Subsidiaries does not infringe, misappropriate or violate any Intellectual Property of any person, and (f) neither the Company nor any of the Company Subsidiaries has made any written claim of infringement, misappropriation or violation by others of its rights to or in connection with the Company Intellectual Property in the last three (3) years. To the knowledge of the Company, no person is infringing, misappropriating or violating any Intellectual Property owned by or licensed exclusively to the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries take commercially reasonable actions to protect the confidentiality of the Company Intellectual Property and the security of their software, systems and networks. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the

Company Subsidiaries have commercially reasonable procedures in place designed to provide that all Intellectual Property conceived by their employees as a result of performing their duties for the Company and the Company Subsidiaries and third parties performing research and development for them have been assigned or are required to be assigned to the Company or any of the Company Subsidiaries. To the knowledge of the Company, the Company and the Company Subsidiaries are in compliance in all material respects with all confidentiality agreements and other protective agreements to which they are a party that protect the Intellectual Property of third parties.

Section 4.11  Property.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or a Company Subsidiary owns and has good title to all its personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (other than (i) Liens for current Taxes not yet past due or being contested in good faith, (ii) inchoate Liens for construction in progress, (iii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Company Subsidiary for sums not yet delinquent or being contested in good faith by appropriate proceedings, (iv) Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities or other indebtedness, (v) Liens with respect to tenant personal property, fixtures and/or leasehold improvements at the subject premises arising under state statutes and/or principles of common law and Liens otherwise imposed by applicable Law and (vi) Liens that would not have, individually or in the aggregate, a Company Material Adverse Effect (collectively, “Permitted Liens”)).

Section 4.12  Insurance.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (ii) all policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are (a) except for policies that have expired under their terms, in full force and effect, and (b) to the knowledge of the Company, valid and enforceable in accordance with their terms, (iii) neither the Company nor any Company Subsidiary is in breach or default with respect to any provision contained in any such policy or binder and (iv) neither the Company nor any Company Subsidiary has (a) received notice of actual or threatened modification or termination of any material Company Insurance Policy, or (b) received notice of cancellation or non-renewal of any such Company Insurance Policy, other than in connection with ordinary renewals.

Section 4.13  Tax Matters.  For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all federal, state and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security, unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, stamp, alternative or add-on minimum, recapture, environmental, capital gain, withholding taxes and any other taxes, fees, assessments, levies, charges, customs, duties, tariffs, impositions or assessments in the nature of taxes, together with all interest, penalties, fines and additions imposed on or with respect to such amounts. “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, claim for refund or information return or similar statement filed or required to be filed with any taxing authority or any other Governmental Entity in connection with Taxes, including any attachments thereto and any amendments thereof.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been or will be timely filed with the appropriate Tax authority. All such Tax Returns are true, correct and complete and all Taxes owed by the Company or the Company Subsidiaries, whether or not shown on any Tax Return, have been timely paid except for Taxes being contested in good faith and for which adequate reserves have been established on the Financial Statements, in accordance with GAAP, or, if arising after the date of the most recent Financial Statements, on the Company’s or the appropriate Company Subsidiary’s books and records.

(ii) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or the Company Subsidiaries, other than Permitted Liens.

(iii) No audit, assessment, examination, dispute, investigation or judicial or administrative proceeding is currently pending with respect to any Taxes of the Company or, to the Company’s knowledge, the Company Subsidiaries with respect to which the Company or a Company Subsidiary has been notified in writing. No deficiency for any Taxes has been proposed or assessed in writing against the Company or the Company Subsidiaries, except for deficiencies which have been paid, settled or withdrawn or which are being contested in good faith and for which adequate reserves have been established on the Financial Statements, in accordance with GAAP, or if arising after the date of the most recent Financial Statements, on the Company’s or the appropriate Company Subsidiary’s books and records.

(iv) Neither the Company nor any of the Company Subsidiaries is a party to any indemnification, allocation, sharing or similar agreement with respect to Taxes that would give rise to a material payment or indemnification obligation, other than agreements among the Company and the Company Subsidiaries, customary Tax indemnities contained in credit or other commercial agreements the primary purpose of which do not relate to Taxes and agreements with customers, vendors, lessors or similar persons entered into in the ordinary course of business.

(b) There are no material outstanding requests, agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or the Company Subsidiaries for any taxable period.

(c) All withholding and payroll Tax requirements required to be complied with by the Company and the Company Subsidiaries (including requirements to deduct, withhold and pay over amounts to any Tax authority and to comply with associated reporting and record keeping requirements) have been satisfied or accrued.

(d) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other person (other than the Company and the Company Subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of Law) or as a transferee or successor.

(e) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or relevant Company Subsidiary.

(f) The Company has delivered or made available to Parent complete copies of all material Tax Returns of the Company and the Company Subsidiaries with respect to the Company’s tax years ended June 30, 2005 and June 30, 2006.

(g) Neither the Company nor any Company Subsidiary has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355(a)(1)(A) or Section 361 of the Code in a transaction occurring within the past five years.

Section 4.14  Employee Benefit Plans.

(a) With respect to each pension, savings, profit sharing, retirement, deferred compensation, employment, welfare, fringe benefit, insurance, short and long term disability, medical, death benefit, incentive, bonus, stock, other equity-based, vacation pay, severance pay, cafeteria plan and other material plan, program or arrangement for the benefit of any current or former employee, director or officer of the Company or any Company Subsidiary, or their beneficiaries, including each “employee benefit plan” (as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), that is sponsored or maintained by Company and/or by one or more Company Subsidiaries or to which the Company and/or one or more Company Subsidiaries has any present or future liability or contingent liability (each, a “Plan”), the Company has delivered or made available to Parent current, accurate and complete copies of each of the following together with, when applicable, all amendments: (i) the Plan, or, if the Plan has not been reduced to writing, a written summary of its material terms, (ii) if the Plan is subject to the disclosure requirement of Title I of ERISA, the summary plan description, and in the case of each other Plan, any similar employee summary, (iii) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (or opinion letter upon which the Company is entitled to rely) issued by the Internal Revenue Service (“IRS”), (iv) if the Plan is subject to the requirement that a Form 5500 series annual report/return be filed, the three most recently filed annual reports/returns, (v) all related trust agreements, group annuity contracts and administrative services agreements, (vi) for each Plan that is funded, the three most recent financial statements and actuarial reports for each such Plan, and (vii) any correspondence with the IRS, the Department of Labor or any governmental entity with respect to any audit or examination of any Plan since June 30, 2005. The Company Disclosure Schedule sets forth a list of all material Plans.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Plan has been established and administered in accordance with its terms and the provisions of applicable Law, including ERISA and the Code (and the rules and regulations thereunder), (ii) none of the Plans is currently under examination by the IRS or the U.S. Department of Labor, (iii) all contributions, premiums and expenses, if any, due under each Plan have been timely made, (iv) each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter upon which the Company may rely) from the IRS that it is so qualified, and to the knowledge of the Company nothing has occurred since the date of such letter that adversely affected the qualified status of such Plan, (v) each trust created under any such Plan is exempt from tax under Section 501(a) of the Code, (vi) no Plan nor any other plan maintained by a member of the Company’s “Controlled Group” (defined as any organization that is a member of a controlled group of organizations within the meaning of Sections 414 (b), (c), (m) or (o) of the Code) is or has been subject to Section 302 of ERISA or Section 412 of the Code, and (vii) to the knowledge of the Company, no event has occurred and no condition exists that would subject the Company or any Company Subsidiary, either directly or by reason of their affiliation with any member of their Controlled Group, to any Tax or other liability imposed by ERISA, the Code or other applicable Laws.

(c) Except for continuation of health coverage described in Section 4980B of the Code or Section 601 et seq. of ERISA, no Plan provides for medical, dental, life insurance coverage or any other welfare benefits after termination of employment or for other post-employment welfare benefits.

(d) No Action (other than routine claims for benefits in the ordinary course) is pending or, to the knowledge of the Company, overtly threatened against any Plan (including any audit or other administrative proceeding by the U.S. Department of Labor, the IRS or other governmental agencies), except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any member of the Company’s Controlled Group has ever maintained, sponsored, contributed to, been required to contribute to, or incurred any liability under any defined benefit pension plan subject to Title IV of ERISA, including without limitation any multi-employer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or any multiple employer plan as defined in Section 413(c) of the Code, or any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

(f) Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition on the Company of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code, which would have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as required by applicable Law, no Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement, would (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) except as contemplated by Section 3.3 with respect to Company Options and Restricted Shares, accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any Plan, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Plans. Neither the Company nor any Company Subsidiary is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “parachute payments” within the meaning of Section 280G of the Code.

(h) The Company has delivered to Parent a letter dated the date hereof and identified as being the letter referred to in this Section 4.14(h), which letter contains a list as of the date hereof of each employee of the Company and the Company Subsidiaries, his or her name, start date and present salary.

Section 4.15  Labor Matters.  The Company and each Company Subsidiary are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours and have not engaged, and are not engaging, in any unfair labor practice with respect to employees of the Company or any of the Company Subsidiaries except in each case where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement or other similar agreement or understanding with a labor union or labor organization. Neither the Company nor any of the Company Subsidiaries is subject to a dispute, strike or work stoppage except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries. Since July 1, 2006, there have been no material labor or employment claims or proceedings between the Company or any of the Company Subsidiaries and any of such applicable entity’s employees.

Section 4.16  Environmental Matters.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of the Company Subsidiaries is in violation of any Environmental Law, (ii) to the knowledge of the Company, there is and has been no Release by the Company or any Company Subsidiary of Hazardous Substances that requires response action under applicable Environmental Law at, on or under any of the properties currently owned, leased or operated by the Company or any of the Company Subsidiaries or, during the period of the Company’s or the Company Subsidiaries’ ownership, lease or operation thereof, that would reasonably be expected to result in a liability to the Company or any of the Company Subsidiaries; (iii) the Company and the Company Subsidiaries possess and are in compliance with all required Environmental Permits; and (iv) there are no actions, orders, written claims or written notices pending or, to the knowledge of the Company, issued to or threatened against the Company or any of the Company Subsidiaries alleging violations of or liability under any Environmental Law or otherwise concerning the Release or management of Hazardous Substances.

(b) For purposes of this Agreement:

(i) “Environmental Laws” means any Laws (including common law) of the United States federal, state, local, non-United States, or any other Governmental Entity, relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage, emission, discharge, or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment or of human health and safety as such is affected by Hazardous Substances or materials containing Hazardous Substances.

(ii) “Environmental Permits” means any permit, consent, license, registration, approval, notification or any other authorization pursuant to Environmental Law.

(iii) “Hazardous Substances” means (A) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants or contaminants, in, or regulated under, the following United States federal statutes and any analogous foreign or state statutes, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; and (D) polychlorinated biphenyls, asbestos, molds that would reasonably be expected to have an adverse effect on human health and urea formaldehyde foam insulation.

(iv) “Release” means any release, spilling, leaking, pumping, pouring, discharging, emitting, emptying, escaping, leaching, injecting, dumping, disposing or migrating into or through the indoor or outdoor environment.

Section 4.17  No Breach.  The execution, delivery and performance by the Company of this Agreement, the Stockholder Agreements and the consummation by the Company of the transactions contemplated hereby and thereby and compliance with the terms hereof do not and will not (whether with or without notice or lapse of time, or both) (i) violate any provision of the certificate of incorporation or bylaws of the Company or the comparable organizational documents of any Company Subsidiary, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract, (iii) violate any Law applicable to the Company or the Company Subsidiaries or by which any of the Company’s or the Company Subsidiaries’ assets or properties is bound or (iv) except for (a) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (b) filings pursuant to the DGCL as contemplated herein, (c) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (d) filings and approvals required by the Nasdaq rules and regulations, require any registration or filing with, notice to, or Permit, order, authorization, consent or approval of, any Governmental Entity, excluding in the case of clause (ii), violations, conflicts, breaches, accelerations, rights or entitlements, and defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Offer or the Merger or the consummation of the other transactions contemplated by this Agreement.

Section 4.18  Financial Advisor.

(a) The Company Board of Directors has received the oral opinion of J.P. Morgan Securities Inc. substantially to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A signed copy of the written opinion will be delivered to the Company and a copy thereof will be shown to Parent promptly after it is available following the date hereof. It is agreed and understood that such opinion is for the benefit of the Company Board of Directors and may not be relied on by Parent or Merger Sub.

(b) Other than J.P. Morgan Securities Inc., whose engagement letter has been provided to Parent, no broker, investment banker, financial advisor, finder, agent or similar intermediary has acted on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and there are no other brokerage commissions, finders’ fees, financial advisor’s fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement, commitment or understanding with the Company or any Company Subsidiary, or any action taken by or on behalf of the Company or any Company Subsidiary.

Section 4.19  Disclosure Documents.

(a) None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in (i) the Schedule TO or the Registration Statement, including the Prospectus, will, at the time they are filed with the SEC, and the Offer Documents at the time they are distributed or disseminated, and at the time of the consummation of the Offer, and, in the case of the Registration Statement, including the Prospectus, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the prospectus included in the Registration Statement relating to the issuance of shares of Parent Common Stock in connection with the Offer and the Merger (together with any amendments or supplements thereto, the

“Prospectus”), and if applicable, the proxy statement relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement” (it being understood and agreed that if a Change in Structure Event occurs, the Prospectus and Proxy Statement shall be combined in one document and shall be referred to as the Proxy Statement) will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement, at the time mailed, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 4.19 will not apply to statements included in or omissions from the Proxy Statement based upon information furnished in writing to the Company by Parent or Merger Sub for inclusion in the Proxy Statement.

(b) The Schedule 14D-9, at the time filed with the SEC and at the time distributed or disseminated, and the Information Statement, as supplemented or amended, if applicable, at the time filed with the SEC and at the time mailed to stockholders of the Company and at the time such stockholders vote, or otherwise act, on adoption of this Agreement, will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and, at the time of such filing, at the time of such distribution or dissemination, and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that this representation and warranty will not apply to statements or omissions included in the Schedule 14D-9 and the Information Statement based upon information furnished to the Company in writing by Parent or Merger Sub specifically for use therein.

Section 4.20  Affiliate Transactions.  No executive officer or director of the Company or any Company Subsidiary or any person owning 5% or more of the Company Common Stock or the Company Convertible Preferred Stock or, to the Company’s knowledge, any affiliate or family member of any such officer, director or owner is a party to any Contract with or binding upon the Company or any Company Subsidiary or has any material interest in any property or assets owned by the Company or any Company Subsidiary or has engaged within the last twelve (12) months in any transaction (other than those related to employment or incentive arrangements) with the Company, in each case, that is material to the Company or is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.21  Customers and Suppliers.  The Company has delivered to Parent a letter dated as of the date hereof and identified as being the letter referred to in this Section 4.21, which letter contains a list of the Company’s and Company Subsidiaries’ current ten (10) largest customers (measured by gross profit), pharmacy manufacturers (measured by rebates paid) and pharmacy suppliers (measured by pharmacy sales) for the fiscal year ended June 30, 2007 and, with respect to customers only, the five largest (measured by gross profit) for the six month period ended December 31, 2007. Since June 30, 2007, there has been no actual, or to the knowledge of the Company, threatened termination, cancellation, material limitation of, or material adverse modification or change in, the business relationship of the Company and its Subsidiaries with any one or more of such customers, brokers or suppliers.

Section 4.22  State Takeover Statutes.  Assuming the accuracy of the representations and warranties made by Parent and Merger Sub in Section 5.15, the Company Board of Directors has taken all action necessary to exempt Parent, its Subsidiaries and Affiliates, this Agreement, the Stockholder Agreements, the Offer and the Merger and the other transactions contemplated by this Agreement or the Stockholder Agreements from the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL. To the knowledge of the Company, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation, other than Section 203 of the DGCL (collectively, “Takeover Laws”), is applicable to this Agreement, the Stockholder Agreements, the Merger or the other transactions contemplated hereby or by the Stockholder Agreements.

Section 4.23  No Other Representations or Warranties; Investigation by Parent and Merger Sub.  Parent and Merger Sub each acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the Company, (b) it has had full access to the books and records of the Company and the Company Subsidiaries, (c) it has been afforded the opportunity to ask questions of and receive answers from the Company and (d) except for the representations and warranties contained in Section 4, the letter described in Section 4.14(h) and 4.21 (the “Company Letter”) and the certificate described in Section 8.3(a) (collectively, the “Company Representations”) the Company makes no representations or warranties. Moreover, neither the Company nor any Company Subsidiary will have or be subject to any liability or obligation to Parent, Merger Sub or any Parent Subsidiary resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in management presentations in connection with the transactions contemplated by this Agreement, unless any such information is expressly included in the Company Representations.

Section 4.24  Good Faith.  The Company and its Affiliates have acted and will act in good faith in the negotiation, delivery and performance of this Agreement and the Stockholder Agreements and in connection with the transactions contemplated hereby and thereby.

Section 5.  Representations and Warranties of Parent, US Corp. and Merger Sub.  Parent, US Corp. and Merger Sub hereby make the representations and warranties to the Company set forth in this Section 5, except (i) as set forth in the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”); provided, however, that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection only if the relevance of such item is reasonably apparent on the face of such disclosure, or (ii) as disclosed in any Parent SEC Report filed prior to the date hereof and available on the Electronic Data Gathering, Analysis and Retrieval System of the SEC; provided, however, that all disclosures under “Business — Government Regulation,” “Risk Factors” and “Forward-Looking Statements” and similar forward looking disclosure shall not be deemed to qualify the representations and warranties in this Section 5; provided, further, that any disclosures in such Parent SEC Reports that are not the subject of the first proviso of this clause (ii) shall only be deemed to qualify a representation or warranty if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Parent SEC Reports shall not be deemed to qualify any representations or warranties made in Section 5.3

Section 5.1  Organization.

(a) Each of Parent and each significant subsidiary of Parent (as determined under Rule 1-02(w) of Regulation S-X) (all such Parent subsidiaries being, collectively, the “Parent Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets it purports to own and to carry on its business as now being conducted, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each Parent Subsidiary are qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions where the nature of their business or the ownership, leasing or operation of their properties make such qualification or authorization necessary, except for jurisdictions in which the failure to be so qualified or authorized would not, individually or in the aggregate, have a Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is, or would be, materially adverse to the business, assets, financial condition or results of operations of the Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Parent Material Adverse Effect: (A) the announcement of the execution of this Agreement (including the threatened or actual impact on relationships with customers, vendors, suppliers, distributors, landlords or employees (including, the threatened or actual loss, termination, suspension, modification or reduction of, or adverse change in, such relationships) but only, in each case, to the extent caused by the announcement of the execution of this Agreement) or any litigation brought by any holder of Parent Common Stock arising or resulting therefrom, (B) changes in the national or world economy or national or foreign securities, credit or financial markets or changes in general economic conditions that affect the industries in which Parent and its Subsidiaries, or their customers, conduct their business (but only, in each case, to the extent that such changes do not disproportionately affect Parent, its Subsidiaries or their customers as compared to other companies in such industries), (C) any change in applicable Law or GAAP or interpretation thereof (but only, in each case, to the extent that such changes do not disproportionately affect Parent or its Subsidiaries as compared to other companies in such industries), (D) any failure by Parent to meet any published or internally prepared budgets or estimates of revenues, earnings or other financial projections, prepared prior to the date of this Agreement (it being understood and agreed that any events, circumstances, developments, changes and effects which cause the failure to meet such budgets, estimates or projections may, except as provided in subsections (A), (B), (C), (E), (F), (G), (H) or (I) of this definition, constitute or be taken into account in determining whether there has been or would be a Parent Material Adverse Effect), (E) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof (but only if, in each case, such matters do not disproportionately affect Parent or its Subsidiaries as compared to other companies in their industries), (F) any earthquake, hurricane or natural disaster (but only, in each case, to the extent that such changes do not disproportionately affect Parent or its Subsidiaries as compared to other companies in such industries), (G) a decline in the price, or a change in the trading volume, of the Parent Common Stock on the Nasdaq (it being understood and agreed that any events, circumstances, developments, changes and effects which cause such decline or change may, except as provided in subsections (A), (B), (C), (D), (E), (F), (H) or (I) of this definition, constitute or be taken into account in determining whether there has been or would be a Parent Material Adverse Effect), (H) taking or not taking any actions with the prior written consent of the Company or (I) compliance with the terms of, and taking any action required by, this Agreement (other than with respect to Section 5.5, the lead in to Section 7.6 and Section 7.6(a)).

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws, or other organizational documents, of Parent and each Parent Subsidiary. Parent is not in violation of its certificate of incorporation or bylaws. The Parent Subsidiaries are not in violation, in any material respect, of their respective certificates of incorporation or bylaws or other organizational documents.

Section 5.2  Authority to Execute and Perform Agreement.  Parent and Merger Sub have the necessary corporate power and authority to enter into, execute and deliver this Agreement, the Stockholder Agreements and each instrument required hereby to be executed and delivered by Parent and/or Merger Sub at the Closing and to perform their obligations hereunder and thereunder and consummate the transactions contemplated hereby including the Offer and the Merger. The execution, delivery and performance of this Agreement, the Stockholder Agreements and each instrument required hereby to be executed and delivered by Parent and/or Merger Sub at the Closing by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the respective boards of directors of Parent and Merger Sub, and immediately following the execution and delivery of this Agreement will be duly authorized by all necessary corporate action on the part of Parent as the sole stockholder of Merger Sub. This Agreement and the Stockholder Agreements have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Stockholder Agreements, the Offer, the Merger and the other transactions contemplated hereby. The Board of Directors of Parent has approved the issuance of shares of Parent Common Stock in connection with the Offer and the Merger (the “Parent Share Issuance”).

Section 5.3  Capitalization.

(a) The authorized capital stock of Parent consists of an unlimited number of shares of Parent Common Stock, of which, as of the close of business on February 25, 2008, 20,994,108 shares were issued and outstanding. All of the issued and outstanding shares of such Parent Common Stock are, and all shares of Parent Common Stock that may be issued pursuant to this Agreement will, when issued in accordance with the terms hereof, be, duly authorized, validly issued, fully paid and nonassessable, and were or will be issued free of any preemptive (or similar) rights. No shares of Parent Common Stock have been issued in violation of any preemptive (or similar) rights.

(b) As of the close of business on February 25, 2008, Parent has reserved 4,037,500 shares of Parent Common Stock for issuance pursuant to all of its equity plans (including Parent’s employee stock purchase plan), of which options to purchase 1,978,427 shares of Parent Common Stock were outstanding as of February 25, 2008, and 456,311 shares remained available for grant as of such date. All shares of Parent Common Stock reserved for issuance as specified above shall be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and will not be issued subject to any preemptive (or similar) rights.

(c) Except for shares of Parent Common Stock indicated in Section 5.3(a) as issued and outstanding as of February 25, 2008 and as set forth in Section 5.3(b), as of the date hereof there are not any shares of Parent Common Stock or other equity or voting securities of Parent issued and outstanding or reserved for issuance. No options to purchase shares of Parent Common Stock have been issued or granted since the close of business on February 25, 2008 to the date hereof.

(d) Except with respect to equity securities under Parent equity plans (including Parent’s employee stock purchase plan), as of the date hereof there are not authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, instruments, contracts, claims or commitments obligating Parent to issue, transfer, deliver, sell, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the Parent Common Stock or other securities of Parent or to make payments with respect to the value of any of the foregoing or obligating Parent or any Parent Subsidiary to grant, extend or enter into any such agreement or commitment.

Section 5.4  Parent Subsidiaries.  All issued and outstanding shares or other equity interests of each Parent Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of any Liens, except for Permitted Liens.

Section 5.5  No Conflict; Required Filings and Consents.  The execution, delivery and performance by Parent and Merger Sub of this Agreement do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and compliance with the terms hereof will not (whether with or without notice or lapse of time, or both), (i) violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or the comparable organization documents of any Parent Subsidiary, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Parent Material Contract, (iii) violate any Law applicable to Parent or the Parent Subsidiaries or by which any of Parent’s or the Parent Subsidiaries’ assets or properties is bound or (iv) except for (a) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state, provincial, federal or Canadian securities laws, (b) filings pursuant to the DGCL as contemplated herein, (c) the filing of a pre-merger notification report under the HSR Act and (d) filings and approvals required by the Nasdaq or Toronto Stock Exchange rules and regulations, require any registration or filing with, notice to, or Permit, order, authorization, consent or approval of, any Governmental Entity, excluding violations, conflicts, breaches, accelerations, rights or entitlements, and defaults which would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the Offer or the Merger or the consummation of the other transactions contemplated by this Agreement.

Section 5.6  SEC Filings; Financial Statements.

(a) Parent has filed all forms, reports, registrations, statements, certifications and other documents required to be filed by it with, or furnished by Parent to, the SEC for all periods beginning on or after June 22, 2006 (the “Parent SEC Reports”). The Parent SEC Reports complied in all material respects with the requirements of, and were prepared in accordance with, the applicable requirements of the Exchange Act and the Securities Act, and did not, as of their respective filing dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC. To the knowledge of Parent, as of the date hereof, none of Parent or any Parent SEC Reports is the subject of ongoing SEC review. No Parent Subsidiary is required to file or furnish any form, report, registration, statement or other document with the SEC.

(b) The consolidated financial statements contained in the Parent SEC Reports (including the related notes, where applicable) (the“Parent Financial Statements”) (i) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows and statements of stockholders equity of Parent and its consolidated Subsidiaries as of and for the periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments), (ii) have been prepared in all material respects in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) or GAAP (as applicable) applied on a consistent basis throughout the periods involved, except as otherwise indicated therein or, in the case of the unaudited quarterly financial statements, as permitted by Form 10-Q or other applicable filing, and (iii) when filed complied as to form in all material respects with the rules and regulations of the SEC with respect thereto. Since December 31, 2006, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in the Parent Financial Statements in accordance with Canadian GAAP or GAAP (as applicable). Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) the management of Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including the consolidated Parent Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (ii) Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the Board of Directors of Parent (or persons performing the equivalent functions): (A) all significant deficiencies and material weaknesses within their knowledge in the design or operation of internal control over financial reporting which are reasonably likely to materially adversely affect Parent’s ability to record, process, summarize and report financial information; and (B) any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent’s principal executive officer and principal financial officer have made, with respect to Parent SEC Reports, all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC. As of the date hereof, Parent has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. As of the date hereof, neither Parent nor any of Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of Parent within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

(c) Neither Parent nor any Parent Subsidiary has any liabilities, whether accrued, absolute, contingent or otherwise, that would be required by Canadian GAAP to be reflected on a balance sheet, other than liabilities and obligations (i) to the extent reflected or reserved against on the consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2006 (including the notes thereto) included in Parent’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006, (ii) incurred in connection with the transactions expressly contemplated herein or (iii) incurred since December 31, 2006 in the ordinary course of business that, individually or in the aggregate, have not had and would not have a Parent Material Adverse Effect.

(d) Neither the Parent nor any Parent Subsidiary is a party to, or has a legally binding commitment to enter into, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Parent or the Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent or any Parent Subsidiary in the Parent’s published financial statements or other Parent SEC Reports.

Section 5.7  Absence of Certain Changes or Events.  Since December 31, 2006, there have not been any events, circumstances, developments, changes or effects of which Parent has knowledge that would, individually or in the aggregate, have a Parent Material Adverse Effect. Since December 31, 2006 through the date hereof, (i) Parent and each Parent Subsidiary have conducted their respective businesses in the ordinary course of business except when the failure to do so would not have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date hereof, would be prohibited by Section 7.6(b)(iii) nor have any of them resolved to, agreed to or otherwise obligated any of them to take any such actions.

Section 5.8  Compliance with Laws.

(a) Parent and the Parent Subsidiaries have each Permit that is required for the operation of the business of Parent or any of the Parent Subsidiaries or the ownership or leasing of any interest in any of their respective properties, except where the failure to have, or the suspension or cancellation of, any such Permit would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) all of such Permits are valid and in full force and effect and neither Parent nor any Parent Subsidiary has violated the terms of such Permits, and (ii) no proceeding is pending or, to the knowledge of the Parent, threatened in writing to revoke, suspend, cancel, terminate, or adversely modify any such Permit.

(b) Parent and the Parent Subsidiaries are, and since December 31, 2004, have been, in compliance with all applicable Laws, including, to the extent applicable, (i) rules and regulations of the Medicare and Medicaid programs and any other federal health care program; (ii) federal and state Laws relating to health care fraud and abuse; (iii) state Laws relating to Medicaid or any other state health care or health insurance programs; (iv) federal or state Laws relating to billing or claims for reimbursement submitted to any third-party payor; (v) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; (vi) state Laws relating to insurance and risk sharing products, services and arrangements, and (vii) Laws with respect to matters relating to patient or individual health care information, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended, and any rules or regulations promulgated thereunder, except where any failure to be in compliance, individually or in the aggregate, would not have a Parent Material Adverse Effect. Since December 31, 2004, no third-party payment program has imposed a fine, penalty or other sanction on Parent or the Parent Subsidiaries, except where any such imposition would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since January 1, 2006 and, to the knowledge of Parent, at any time from January 1, 2001 and prior to January 1, 2006, neither Parent, any Parent Subsidiary, nor any director or executive officer of Parent or any Parent Subsidiary with respect to actions taken on behalf of Parent or any Parent Subsidiary, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), or (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance.

(d) Parent has made available to the Company a summary of all material complaints or concerns made since December 31, 2006 through Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors of Parent or the Board of Directors of Parent pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or in any Parent policy contemplating such reporting, including in instances not required by those rules.

Section 5.9  Claims, Actions and Proceedings.  There are no outstanding orders, writs, judgments, injunctions, decrees or other requirements of any Governmental Entity against Parent, any Parent Subsidiary or any of their securities, assets or properties that, individually or in the aggregate, would have a Parent Material Adverse Effect. There are no Actions or, to the knowledge of Parent, any governmental investigations or inquiries pending or overtly threatened against the Parent or any Parent Subsidiary or any of their assets or properties that, individually or in the aggregate, would have a Parent Material Adverse Effect (provided that no representation or warranty is being made in this Agreement as to any Actions commenced after the date hereof challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit the Offer or Merger).

Section 5.10  Contracts and Other Agreements.

(a) “Parent Material Contract” means Contracts to which Parent or any Parent Subsidiary is a party or by which any of them is bound that (i) would be required to be filed by Parent as a “material” Contract pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or (ii) is with one of Parent’s ten (10) largest customers (based on revenue to Parent) for the fiscal year ended December 31, 2007 or Parent’s ten (10) largest vendors (based on expense incurred by Parent).

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of the Parent Material Contracts is in full force and effect and is valid and binding on the Parent and each Parent Subsidiary party thereto and, to the knowledge of the Parent, each other party thereto, enforceable against such parties in accordance with their terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(c) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Parent Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any Parent Subsidiary, and (ii) to Parent’s knowledge, no other party to any Parent Material Contract to which Parent or any Parent Subsidiary is a party is in breach or violation of, or default under, such Parent Material Contract. A complete and correct copy of each Parent Material Contract has previously been made available by Parent to the Company or filed by Parent with the SEC.

Section 5.11  Intellectual Property.  Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property used in their respective businesses as currently conducted. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) there are no claims pending or, to the knowledge of Parent, overtly threatened by any person alleging infringement by Parent or any of the Parent Subsidiaries for their use of the Intellectual Property of Parent or any of the Parent Subsidiaries, (ii) to the knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries does not infringe any intellectual property rights of any person, (iii) neither Parent nor any of the Parent Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property of Parent or any of the Parent Subsidiaries in the last five (5) years, (iv) to the knowledge of the Parent, no person is infringing any Intellectual Property of Parent or any of the Parent Subsidiaries and (v) Parent takes reasonable actions to protect the security of its software, systems and networks.

Section 5.12  Tax Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Parent and the Parent Subsidiaries have been or will be timely filed with the appropriate Tax authority. All such Tax Returns are true, correct and complete and all Taxes owed by the Parent or the Parent Subsidiaries, whether or not shown on any Tax Return, have been timely paid except for Taxes being contested in good faith and for which adequate reserves have been established on the Parent Financial Statements, in accordance with Canadian GAAP, or, if arising after the date of the most recent Parent Financial Statements, on the Parent’s or the appropriate Parent Subsidiary’s books and records.

(ii) There are no Liens with respect to Taxes upon any of the assets or properties of the Parent or the Parent Subsidiaries, other than Permitted Liens.

(iii) No audit, assessment, examination, dispute, investigation or judicial or administrative proceeding is currently pending with respect to any Taxes of the Parent or, to the Parent’s knowledge, the Parent Subsidiaries with respect to which the Parent or a Parent Subsidiary has been notified in writing. No deficiency for any Taxes has been proposed or assessed in writing against the Parent or the Parent Subsidiaries, except for deficiencies which have been paid, settled or withdrawn or which are being contested in good faith and for which adequate reserves have been established on the Parent Financial Statements, in accordance with Canadian GAAP, or if arising after the date of the most recent Parent Financial Statements, on the Parent’s or the appropriate Parent Subsidiary’s books and records.

(iv) Neither the Parent nor any of the Parent Subsidiaries is a party to any indemnification, allocation, sharing or similar agreement with respect to Taxes that would give rise to a material payment or indemnification obligation, other than agreements among the Parent and the Parent Subsidiaries, customary Tax indemnities contained in credit or other commercial agreements the primary purpose of which do not relate to Taxes and agreements with customers, vendors, lessors or similar persons entered into in the ordinary course of business.

(v) All withholding and payroll Tax requirements required to be complied with by the Parent and the Parent Subsidiaries (including requirements to deduct, withhold and pay over amounts to any Tax authority and to comply with associated reporting and record keeping requirements) have been satisfied or accrued.

(b) Neither the Parent nor any Parent Subsidiary has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355(a)(1)(A) or Section 361 of the Code in a transaction occurring within the past five years.

Section 5.13  Disclosure Documents.

(a) None of the information supplied or to be supplied by Parent in writing for inclusion or incorporation by reference in (i) the Schedule 14D-9 will, at the time filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) Proxy Statement will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and the Schedule TO, at the time filed, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Schedule TO at the time it is filed, and the Registration Statement at the time it becomes effective under the Securities Act, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.13 will not apply to statements included in or omissions from the Schedule TO or the Registration Statement based upon information furnished to Parent in writing by the Company for inclusion in the Registration Statement.

(b) The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company specifically for use by the Company in the Schedule 14D-9 or the Information Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (i) in the case of the Schedule 14D-9, at the time of the filing of the Schedule 14D-9 and at the time of any distribution or dissemination thereof and at the consummation of the Offer and (ii) in the case of the Information Statement, as supplemented or amended, if applicable, at the time of the filing of such Information Statement or any amendment or supplement thereto or at the time it is first mailed to stockholders of the Company and at the time such stockholders vote, or otherwise act, on adoption of this Agreement.

Section 5.14  Brokers.  Other than Houlihan Lokey Howard & Zukin, no broker, finder, agent or similar intermediary has acted on behalf of Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Parent or Merger Sub or any of their respective affiliates, or any action taken by Parent or Merger Sub or any of their respective affiliates.

Section 5.15  Parent and Merger Sub.

(a) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

(b) As of the date hereof and through and including the Effective Time, Parent shall directly own all of the equity of US Corp. and Parent shall indirectly own all of the equity securities of Merger Sub.

(c) As of immediately prior to entering into this Agreement and the Stockholder Agreements, none of Parent, US Corp. or Merger Sub, alone or together with any other person, was at any time, or became, an “interested stockholder” under the applicable provisions of the DGCL or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Merger or any of the transactions contemplated hereby. None of Parent, US Corp. or Merger Sub owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement or the Stockholder Agreements).

(d) To the knowledge of Parent, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Offer or Merger or the other transactions contemplated hereby which would require action by the Board of Directors of Parent.

Section 5.16  Solvency.  Assuming the accuracy of the representations and warranties of the Company (without giving effect to any qualifications as to knowledge of the Company, materiality, Company Material Adverse Effect or similar qualifications or any disclosures in the Company SEC Reports or the Company Disclosure Schedule) as of the earlier of the Acceptance Date or the Closing, immediately after giving effect to all of the transactions contemplated by this Agreement, including, without limitation, the payment of the aggregate Cash Consideration and payment of all related fees and expenses, the Surviving Corporation and Parent will be Solvent. For purposes of this Section 5.16, the term “Solvent” with respect to the Surviving Corporation and Parent means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Parent and the Surviving Corporation and their respective Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of Parent and the Surviving Corporation and their respective Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such terms are generally determined in accordance with the applicable Delaware, Canadian or federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Parent, the Surviving Corporation and their respective Subsidiaries, taken as a whole, on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) Parent and the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date; (c) Parent and the Surviving Corporation will be able to pay their respective liabilities, including contingent and other liabilities, as they mature in the ordinary course of business; and (d) any other solvency requirement set forth in the DGCL or pursuant to Delaware or Canadian or federal Laws applicable to Parent or the Surviving Corporation has been satisfied.

Section 5.17  Financing.  Parent has delivered to the Company a true and complete copy of the executed commitment letter (the “Debt Commitment Letter”) from GE Capital Corporation (the “Lender”) to provide debt financing in an aggregate amount set forth therein (the “Debt Financing”). Other than as permitted pursuant to Section 7.9, the Debt Commitment Letter has not been amended or modified, no such amendment or modification is contemplated, and, as of the date hereof, the commitments contained in such letter have not been withdrawn or rescinded in any respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in the Debt Commitment Letter (the “Disclosed Conditions”), and no Person has any right to impose, and none of Parent, US Corp. or Merger Sub has any obligation to accept, (i) any condition precedent to such funding other than the Disclosed Conditions nor (ii) any reduction to the aggregate amount available under the Debt Commitment Letter below an amount that when combined with Parent’s other cash and/or cash equivalents will be sufficient to pay the Transaction Amount on the earlier of the Acceptance Date or the Closing (or any term or condition not included in the Debt Commitment Letter which would have the effect of reducing the aggregate amount under the Debt Commitment Letter below an amount that when combined with Parent’s other cash and/or cash equivalents will be sufficient to pay the Transaction Amount on the earlier of the Acceptance Date or the Closing). Parent, US Corp. or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof and, as of the date hereof, the Debt Commitment Letter (or, if applicable, any alternative debt commitment letter entered into pursuant to Section 7.9) is in full force and effect and is the valid, binding and enforceable obligation of US Corp. and, to the knowledge of Parent, the other parties thereto. The Debt Commitment Letter may, in accordance with the provisions of this Agreement, be superseded at the option of Parent after the date of this Agreement but prior to the earlier of the Acceptance Date or the Effective Time by an instrument (the “New Debt Commitment Letter”) replacing the existing Debt Commitment Letter, provided that the terms of the New Debt Commitment Letter shall not (A) expand upon the conditions precedent to the Debt Financing set forth in the Debt Commitment Letter as of the date hereof, (B) delay the earlier of the Acceptance Date or the Closing or (C) reduce the aggregate amount available under the Debt Commitment Letter below an amount that when combined with Parent’s other cash and/or cash equivalents will be sufficient to pay the Transaction Amount on the earlier of the Acceptance Date or the Closing (or include any term or condition not in the Debt Commitment Letter which would have the effect of reducing the aggregate amount under the Debt Commitment Letter below an amount that when combined with Parent’s other cash and/or cash equivalents will be sufficient to pay the Transaction Amount on the earlier of the Acceptance Date or the Closing). In such event, the term “Debt Commitment Letter” as used herein shall be deemed to be to the New Debt Commitment Letter to the extent then in effect. Assuming the Debt Financing is funded and assuming the accuracy of the representations and warranties set forth in Section 4.3 and compliance with Section 6.1(b) in all material respects, the net proceeds contemplated by the Debt Commitment Letter together with Parent’s other cash and/or cash equivalents will in the aggregate be sufficient for Parent, US Corp. and Merger Sub to pay the aggregate cash to be paid pursuant to the Offer, the Cash Consideration and any other payments contemplated in this Agreement to be paid by Parent on the Acceptance Date and the Closing Date and to pay all fees and expenses of Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries related to the Debt Financing, the Merger or any other transactions contemplated by this Agreement (such amount, the “Transaction Amount”). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under the Debt Commitment Letter, and, as of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent, US Corp. or Merger Sub on the earlier of the Acceptance Date or the Closing.

Section 5.18  No Other Representations or Warranties; Investigation by the Company.  The Company acknowledges and agrees that (a) it has had an opportunity to discuss the business of Parent, US Corp. and Merger Sub with Parent, (b) it has had full access to the books and records of Parent, US Corp. and Merger Sub, (c) it has been afforded the opportunity to ask questions of and receive answers from Parent and (d) except for the representations and warranties contained in this Section 5, Parent, US Corp. and Merger Sub make no representations and warranties. Moreover neither Parent, US Corp., Merger Sub nor any other person will have or be subject to any liability or obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in diligence or management presentations in connection with the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Section 5.

Section 5.19  Good Faith.  Parent and its Affiliates have acted and will act in good faith in the negotiation, delivery and performance of this Agreement and the Stockholder Agreements and in connection with the transactions contemplated hereby and thereby.

Section 6.  Conduct of Business Pending the Merger; No Solicitation; Employee Matters.

Section 6.1  Conduct of Business.  During the period from the date of this Agreement until the earlier of the Acceptance Date, the Closing Date or the termination of this Agreement, the Company and each Company Subsidiary shall, except as required by Law, as expressly contemplated by this Agreement, as set forth on Section 6.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (not to be unreasonably withheld, conditioned or delayed), conduct its business in all material respects in the ordinary course of its business as currently conducted. Without limiting the generality of the foregoing, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the Acceptance Date, the Closing Date or the termination of this Agreement, the Company shall and shall cause the Company Subsidiaries to observe the following covenants, in each case, except as required by Law or as expressly contemplated by this Agreement or as set forth on Section 6.1 of the Company Disclosure Schedule:

(a) Affirmative Covenants Pending Closing.  The Company shall and shall cause its Subsidiaries to:

(i) Preservation of the Business; Maintenance of Properties, Material Contracts.  To the extent consistent with Section 6.1 above and not otherwise prohibited by this Agreement, use reasonable best efforts to (A) preserve the business of the Company and its Subsidiaries, keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and preserve the present relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations, (B) advertise, promote and market the Company’s products, (C) keep the Company’s and its Subsidiaries’ material properties substantially intact, preserve their goodwill and business, and maintain all physical properties in good repair and condition, ordinary wear and tear excepted, (D) perform and comply in all material respects with the terms of its Material Contracts, and (E) maintain, and comply in all material respects with, all material Permits; and

(ii) Insurance.  Use reasonable best efforts to keep in effect general liability, casualty, product liability, workers compensation, directors’ and officers’ liability and other material insurance policies in coverage scope and amounts substantially similar to those in effect at the date hereof.

(b) Negative Covenants Pending Closing.  The Company shall not and shall cause its Subsidiaries not to:

(i) Compensation.  (1)(A) Change the compensation payable to any officer, employee, agent or consultant or (B) enter into or amend any employment, change in control, bonus, severance, termination, retention or other agreement or arrangement with any officer, employee, agent or consultant of the Company or a Subsidiary, or adopt, or increase the benefits (including fringe benefits), severance or termination pay under, any employee benefit plan or agreement or otherwise, except (x) in each case, as required by Law or in accordance with existing Contracts or Plans, and

(y) in the case of compensation for officers (other than executive officers), employees, agents or consultants, in the ordinary course of business consistent with past compensation practices, or (2) make any prohibited loans or advances to any of its officers, employees, agents or consultants, or make any material change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to a Plan or otherwise; provided, however, that the foregoing clause (1) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(ii) Capital Stock.  Split, combine or reclassify any of its capital stock or make any change in the number of shares of its capital stock authorized, issued or outstanding or grant, encumber, dispose of, sell or otherwise issue or authorize the issuance of any share of capital stock, any other voting security or any security convertible into, or any option, warrant or other right to purchase (including any equity-based award), or convert any obligation into, shares of its capital stock or any other voting security, declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or acquire, redeem or otherwise repurchase any shares of its capital stock or any rights, warrants or options to purchase any of its capital stock, or any securities convertible into or exchangeable for any such shares; provided, however, that the foregoing clause shall not restrict: (1) the issuance of shares of Company Common Stock as required by Company Options upon the exercise of such Company Options, (2) the repurchase or cancellation of Restricted Shares or other shares of Company Common Stock in accordance with the terms of the applicable award agreements or similar arrangements to satisfy withholding obligations upon the vesting of Restricted Shares or the exercise of Company Options, (3) the conversion of Company Convertible Preferred Stock in accordance with the Certificate of Designations, (4) the acceptance of shares of Company Common Stock as payment of the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options in accordance with the terms of the applicable award agreements, or (5) the payment of quarterly cash dividends and cash dividends that have been accrued but not paid on the Company Convertible Preferred Stock in accordance with the Certificate of Designations;

(iii) Certificate of Incorporation and By Laws.  Except as required by Law or the rules and regulations of the Nasdaq, amend, or otherwise alter or modify in any respect, the certificate of incorporation or bylaws or comparable organizational documents of the Company or any Subsidiary;

(iv) Disposition of Assets.  Transfer, lease, license, sell, mortgage, pledge, or otherwise dispose of or encumber any tangible or intangible asset or related assets of the Company or any of its Subsidiaries with a value in excess of $200,000 individually or $500,000 in the aggregate, other than sales and non-exclusive licenses of products and services by the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(v) Acquisitions.  (A) Acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any Person or division thereof or (B) acquire any other assets, other than such other assets acquired in the ordinary course of business consistent with past practice or permitted pursuant to clause (vi);

(vi) Capital Expenditures.  Authorize or make any capital expenditures in any fiscal quarter that are greater than $2 million in the aggregate;

(vii) Indebtedness.  Incur any indebtedness for borrowed money, guaranty any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other Person, other than indebtedness, loans, advances, capital contributions and investments between the Company and any wholly-owned Subsidiary of the Company;

(viii) Accounting Policies.  Except as may be required as a result of a change in Law, changes in GAAP or Regulation S-X of the SEC or as required by a Governmental Entity, change any of the accounting practices or principles used by it;

(ix) Writing Up or Down Assets.  Write up, write down or write off the book value of any material assets of the Company and its Subsidiaries, other than (i) in the ordinary course of business or (ii) as may be required by GAAP, the Financial Accounting Standards Board or Regulation S-X;

(x) Settlements.  Settle or compromise any pending or threatened Action which (a) is material to the Company and its Subsidiaries taken as a whole, (b) requires payment to or by the Company or any Subsidiary (exclusive of attorneys’ fees, including success fees) in excess of $300,000, (c) involves material restrictions on the business activities of the Company or any of its Affiliates (including Parent and its Subsidiaries after the Closing), or (d) would involve the issuance of securities of the Company or any Company Subsidiary;

(xi) Contracts.  (A) Except in the ordinary course of business consistent with past practice, enter into, amend, modify, terminate or extend the term of a Material Contract that is a Material Contract because of any of clauses (i) through (vii) of Section 4.9(a) or (B) enter into, amend, modify, terminate or extend the term of any Material Contract that is a Material Contract (or would after such amendment or modification be a Material Contract) in whole or in part because of clause (viii) or (ix) of Section 4.9.

(xii) Obligations.  Except as set forth in subsection (x) or as required by Law or any judgment by a court of competent jurisdiction, waive or release any right or claim or pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their respective terms, of liabilities reflected or reserved against in the most recent Company SEC Reports filed prior to the date hereof, or incurred in the ordinary course of business consistent with past practice;

(xiii) Tax Filings, Elections.  Prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods.

(xiv) Extraordinary Transactions.  Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, or recapitalization of the Company or any of its Subsidiaries (other than this Agreement and the Merger or in compliance with Section 6.2);

(xv) Plans.  Except as required by Law (including Section 409A of the Code) or Contracts (including Plans) in existence on the date hereof or as otherwise expressly permitted by this Agreement, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any Subsidiary, pay any discretionary bonuses to any employee of the Company or any Subsidiary, except for matching under the Company’s 401(k) plan; or

(xvi) Obligations.  Resolve to, agree to or otherwise obligate itself to do any of the foregoing.

(c) No Control of the Company’s Business.  Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the earlier of the Acceptance Date or Effective Time, (ii) prior to the earlier of the Acceptance Date or the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in this Section 6.1 to the extent the requirement of such consent would be inconsistent with applicable Law.

Section 6.2  No Solicitation.

(a) Upon execution and delivery of this Agreement, the Company will cease and cause to be terminated all existing solicitations, discussions and negotiations by the Company or any of its Subsidiaries or any of their Representatives with any persons with respect to any Acquisition Proposal or any offer or proposal or inquiry that may reasonably be expected to lead to an Acquisition Proposal. Except as provided in Section 6.2(b) or (c), the Company shall not, shall not permit any of its Subsidiaries to, and shall use its reasonable best efforts to ensure that any affiliates, officers, directors, employees, investment bankers, attorneys, accountants, financial or other advisors or other agents (collectively, “Representatives”) of the Company or any of its Subsidiaries do not, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of an Acquisition Proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an Acquisition Proposal, (ii) enter into any letter of intent, memorandum of understanding, agreement, option agreement or other agreement relating to an Acquisition Proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an Acquisition Proposal, or (iii) participate or enter into or engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent or any of its affiliates or Representatives in their capacity as such) relating to any Acquisition Proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an Acquisition Proposal. “Acquisition Proposal” means (1) an offer or proposal from any Person or group other than Parent or any of its affiliates to acquire, directly or indirectly, pursuant to any transaction or series of related transactions (including pursuant to any consolidation, merger, business combination, recapitalization, liquidation, dissolution or similar transaction) (A) twenty percent (20%) or more of the outstanding shares of equity or voting securities of the Company or (B) twenty percent (20%) or more of the consolidated assets of the Company (including stock of Subsidiaries of the Company), (2) any tender or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the outstanding shares of equity or voting securities of the Company or (3) any merger, consolidation, business combination, recapitalization, liquidation or similar transaction involving the Company or any of its Subsidiaries (other than a merger, consolidation, business combination, recapitalization, liquidation or similar transaction involving solely the Company and/or one or more wholly owned Subsidiaries.).

(b) Notwithstanding the foregoing, prior to the earlier of (A) the Acceptance Date and (B) obtaining the Company Stockholder Approval (such date and time, the “Relevant Date”), the Company (i) may, and may authorize and permit its Representatives to, pursuant to a confidentiality agreement with terms no less favorable in the aggregate to the Company than the terms of the Confidentiality Agreement (except for such changes as are necessary to allow the Company to comply with the terms of this Agreement), furnish information concerning, and provide access to, its business, properties, employees and assets to any Person (and its Representatives acting in such capacity) that makes, after the date hereof, an Acquisition Proposal (and the potential financing sources of such Person in their capacity as such), provided that any such information must be provided to Parent prior to or substantially concurrent with the time of its provision to such third party to the extent not previously made available to Parent, and (ii) may, and may authorize and permit its Representatives to, participate, engage or assist in discussions and negotiations with any Person (and its Representatives acting in such capacity) that makes, after the date hereof, an Acquisition Proposal (and the potential financing sources of such Person in their capacity as such) with respect to such Acquisition Proposal if, but only if, in the case of both clause (i) and clause (ii): (x) such Acquisition Proposal was not solicited in violation of Section 6.2(a) and the Company Board of Directors (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside counsel, that such Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal; and (y) the Company Board of Directors (or any committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to take such action is or would reasonably likely be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law. “Superior Proposal” means a written Acquisition Proposal (substituting “seventy percent (70%) or more” for each reference to “twenty percent (20%) or more” in the definition thereof) that the Company Board of Directors (or any committee thereof) determines (i) is reasonably likely to be consummated and (ii) if consummated would result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such proposal and this Agreement (including any written proposal from Parent to amend the terms of this Agreement). The Company shall as promptly as practicable, and in any event within the earlier of (i) one business day or (ii) 48 hours after receipt of any Acquisition Proposal or any offer, proposal or inquiry that may reasonably be expected to lead to an Acquisition Proposal or after any request for information is sought or initiated, notify Parent orally and in writing and disclose the material terms of such Acquisition Proposal, proposal, offer or inquiry, including the identity of the Person or Persons making such Acquisition Proposal, proposal, offer or inquiry and provide a copy thereof if in writing and any related available material documentation or correspondence from such Person or Persons or any of their respective Representatives to the Company, any Company Subsidiary or any of their respective Representatives and from the Company, any Company Subsidiary or any of their respective Representatives to such Person or Persons or their respective Representatives (it being understood that delivery of such notice to Parent in accordance with the notice provisions of this Agreement, shall not, in and of itself, entitle Parent to terminate this Agreement pursuant to Section 9.1). The Company will keep Parent informed on a prompt basis of the status and any material discussions, negotiations and developments (including material amendments and proposed material amendments) relating to any Acquisition Proposal or any such offer, proposal or inquiry. The Company agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(c) Except as set forth in this subsection (c) or subsection (d), neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify (or publicly propose to withdraw or modify), in a manner adverse to Parent or Merger Sub, the approval or recommendation of the Company Board of Directors of this Agreement, the Offer or the Merger, the Stockholder Agreements or the transactions contemplated hereby or thereby or the Company Recommendation (any such action under this clause (i), a “Change in Recommendation”), (ii) approve, recommend or adopt (or publicly propose to approve, recommend or adopt) any Acquisition Proposal, or (iii) approve, recommend, adopt or allow the Company to enter into any letter of intent, memorandum of understanding, option agreement or similar arrangement with respect to any Acquisition Proposal (other than the confidentiality agreement referred to in Section 6.2(b)). Notwithstanding the foregoing if after the date hereof and prior to the Relevant Date the Company receives an Acquisition Proposal, then prior to the Relevant Date, (x) the Company Board of Directors (or any committee thereof) shall be permitted to make a Change in Recommendation if it determines in good faith, after consultation with its outside counsel, that the failure to take such action is or would reasonably likely be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law and (y) the Company may enter into a definitive agreement with respect to such Acquisition Proposal and/or recommend or approve such Acquisition Proposal, in the case of each of clause (x) and clause (y), if the Company Board of Directors (or a committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to take such action is or would reasonably likely be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law, determines in good faith, after consultation with its financial advisor and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal and, concurrently with entering into such definitive agreement, making such Change in Recommendation or recommending or approving such Acquisition Proposal terminates this Agreement pursuant to Section 9.1(f) and pays the applicable termination fee to Parent concurrently with such termination. The Company shall not be entitled to terminate this Agreement pursuant to Section 9.1(f) or make a Change in Recommendation in response to such Superior Proposal or enter into an agreement with respect to such Superior Proposal or recommend or approve such Superior Proposal (A) until after the second (2nd) business day following the Company’s delivery to Parent of a written notice (a “Notice of Superior Proposal”) advising Parent that the Company intends to take such action and specifying the terms and conditions of the Superior Proposal that is the basis of such action and providing Parent with a copy of all agreements and proposed agreements and all material correspondence and other documentation from such Person or Persons or any of their respective Representatives to the Company, any Company Subsidiary or any of their respective Representatives and from the Company, any Company

Subsidiary or any of their respective Representatives to such Person or Persons or their respective Representatives relating to such Superior Proposal (it being understood and agreed that (1) in determining whether to cause or permit the Company to so terminate this Agreement or take such other actions, the Company Board of Directors (or a committee thereof) shall take into account any changes to the terms of this Agreement proposed by Parent to the Company in any written proposal in response to a Notice of Superior Proposal or otherwise, and (2) any material amendment to the terms of such Superior Proposal (it being agreed that any amendment to the financial terms thereof is a material amendment) shall require a new Notice of Superior Proposal and a new two (2) business day period), (B) unless during the applicable notice period after providing the Notice of Superior Proposal, the Company has, and has caused its Representatives to, negotiate with Parent and its Representatives in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would no longer constitute a Superior Proposal, (C) unless the Company has complied in all material respects with this Section 6.2 and (D) unless and until the Company has paid, or concurrently pays, to Parent the termination fee due Parent pursuant to Section 9.2.

(d) In addition, and notwithstanding the foregoing, at any time prior to the Relevant Date the Company Board of Directors (or a committee thereof) may, other than in response to an Acquisition Proposal, make a Change in Recommendation if the Company Board of Directors (or a committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to make a Change in Recommendation is or would reasonably likely be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, neither the Company Board of Directors (nor any committee thereof) shall be entitled to exercise its right to make a Change in Recommendation pursuant to this sentence unless the Company has provided to Parent at least two business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the reasons therefor in reasonable detail.

(e) Any Change in Recommendation shall not change the approval of this Agreement, the Stockholder Agreements or any other approval of the Company Board of Directors in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Offer and the Merger.

(f) Nothing contained in this Section 6.2 or any other provision of this Agreement shall prohibit the Company or the Company Board of Directors (or any committee thereof) from taking and disclosing to the Company’s stockholders a position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders, if in any such case the Company Board of Directors (or any committee thereof) determines in good faith (after consultation with its outside counsel) that it is required to do so under applicable Law; provided, however, that nothing in this Section 6.2(f) nor the taking of any action in accordance with this Section 6.2 shall limit or modify in any way the right of Parent to terminate this Agreement pursuant to Section 9.1; provided, further however, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Recommendation, unless the Company Board of Directors expressly and concurrently with such disclosure (i) reaffirms its recommendation to its stockholders in favor of this Agreement, the Offer and the Merger and that they tender their shares in the Offer and (ii) rejects any other Acquisition Proposal.

(g) Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is terminated in accordance with Section 9.1, (i) the obligation of the Company to call, give notice of, convene and hold the Company Stockholders Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement and the Merger at the Company Stockholders Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal), or by a Change in Recommendation, (ii) in any case in which a Change in Recommendation occurs, the Company shall nevertheless submit this Agreement to a vote of its stockholders, and (iii) the Company agrees that it shall not submit to the vote of its stockholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so.

(h) If any Representative of the Company or any of its Affiliates takes any action that the Company is not permitted to take under this Section 6.2, it shall be deemed to be a breach of this Section 6.2 by the Company.

Section 6.3  Employee Matters

(a) Without limiting any additional rights that any Continuing Employee may have under any Plans, except as provided in Section 6.3(a) of the Company Disclosure Schedule, until the first year anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall pay or cause to be paid to each employee who continues as an employee of the Company, its Subsidiaries or the Surviving Corporation during the Benefits Continuation Period (the “Continuing Employees”) salary, wages, cash incentive opportunities, severance, medical benefits and other welfare benefit plans, programs and arrangements which are at least comparable in the aggregate to those provided by Parent to similarly situated employees of Parent; provided, that with respect to Continuing Employees who are subject to employment and/or change in control agreements that have not been superseded by agreements with Parent (the “Employment Agreements”), the Surviving Corporation shall expressly assume such Employment Agreements and fulfill all obligations thereunder.

(b) The Surviving Corporation shall use reasonable best efforts to (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing Employee is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the relevant Plan in which such Continuing Employee participated, (ii) provide each such Continuing Employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Plan prior to the Effective Time) in satisfying any applicable deductibles or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and vacation and severance benefit accrual (but not for benefit accrual under any other plan) to the extent of such service.

(c) Parent and Company acknowledge and agree that the provisions contained in this Section 6.3 shall not interfere with the right of Parent or the Surviving Corporation to amend, modify or terminate any Plan (subject to the provisions of Section 6.3(a) and (b) above) or to terminate the employment of any Continuing Employee for any reason, subject to the terms of applicable Employment Agreements.

(d) Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary (to the extent permitted under applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger or the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.  Additional Agreements.

Section 7.1  Proxy Statement; Registration Statement.

(a) As soon as reasonably practicable following a Change in Structure Event, each of the Company and Parent shall prepare and file with the SEC the Proxy Statement in preliminary form and Parent shall prepare and file with the SEC any amendments necessary to the Registration Statement to reflect the Change in Structure Event. Each of the Company, Parent and Merger Sub shall use their reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect thereto. Each of Parent and Merger Sub shall use their reasonable best efforts to have the Registration Statement as so amended declared effective under the Securities Act as promptly as practicable following the filing thereof. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable following the filing thereof. Following a Change in Event Structure, as promptly as practicable after the Registration Statement shall have become effective, the Company shall distribute the Proxy Statement to its stockholders. The Company and Parent shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or Proxy Statement or for additional information and shall supply the other with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement and between Parent or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement. Parent and the Company shall cooperate with each other and provide to each other all information necessary in order to prepare the Registration Statement and the Proxy Statement, and shall provide promptly to the other party any information such party may obtain that could necessitate amending any such document. If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries or with respect to other information supplied by the Company for inclusion in the Registration Statement or the Proxy Statement or (ii) any event with respect to Parent or any of its subsidiaries or with respect to information supplied by Parent for inclusion in the Registration Statement or the Proxy Statement, in either case, which event is required to be described in an amendment of, or a supplement to, the Registration Statement or the Proxy Statement, such event shall be so described and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement (other than Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) will be made by Parent or the Company without providing the other party the opportunity to review and comment thereon.

(b) As soon as reasonably practicable following the Acceptance Date, if the adoption of the Agreement by the Company’s stockholders is required by applicable Law to consummate the Merger, the Company shall prepare and file with the SEC an Information Statement pursuant to Regulation 14C (the “Information Statement”) in preliminary form. The Company shall use its reasonable best efforts to have the Information Statement cleared by the SEC as promptly as practicable following the filing thereof and shall respond as promptly as practicable to any comments of the SEC or its staff with respect thereto. As promptly as practicable after filing with the SEC, the Company shall distribute the Information Statement to its stockholders. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Information Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Information Statement. Parent and Merger Sub shall cooperate with the Company and provide to the Company all information necessary in order to prepare the Information Statement, and shall provide promptly to the Company any information such party may obtain that could necessitate amending the Information Statement. If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries or with respect to other information supplied by the Company for inclusion in the Information Statement or (ii) any event with respect to Parent or any of its Subsidiaries or with respect to other information supplied by Parent for inclusion in the Information Statement, which event is required to be described in an amendment of, or a supplement to, the Information Statement, such event shall be so described and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company.

(c) Each of Parent and the Company shall use reasonable best efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date two business days prior to the date on which the Registration Statement becomes effective (whether or not after a Change in Structure Event).

Section 7.2  Company Stockholders Meeting.

(a) The Company shall, as soon as practicable following the earlier of (i) the Acceptance Date if the adoption of this Agreement by the Company’s stockholders is required by applicable Law in order to consummate the Merger, and (ii) the date of any Change in Structure Event, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the

Company Stockholder Approval, provided that if the Offer shall have been consummated and the adoption of this Agreement by the Company’s stockholders is required by applicable Law in order to consummate the Merger, the Company shall seek the Company Stockholder Approval by written consent of the stockholders of the Company in lieu of at a meeting of its stockholders if Parent so requests. Unless the Company Board of Directors or a committee thereof has made a Change in Recommendation in accordance with Section 6.2(c) or 6.2(d), the Company Board of Directors (and any committee thereof) shall recommend to its stockholders that they approve and adopt this Agreement and shall include the Company Recommendation in the Proxy Statement or Information Statement, as applicable. Unless the Company Recommendation shall have been modified or withdrawn in accordance with Section 6.2(c) or 6.2(d), the Company shall use its reasonable best efforts to solicit the Company Stockholder Approval. Notwithstanding anything to the contrary in the preceding sentence and for avoidance of doubt, at any time prior to the Company Stockholder Approval, the Company may adjourn or postpone the Company Stockholders Meeting to make disclosure to the stockholders of the Company which the Company Board of Directors determines in good faith is required by the fiduciary duties of the Company Board of Directors under applicable Law following a Change in Recommendation in accordance with Section 6.2(c) or 6.2(d) or, prior to the Acceptance Date, in response to an Acquisition Proposal that the Company Board of Directors (or any committee thereof) determines in good faith after consultation with its outside counsel that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal and that failure to take such action is or would reasonably likely be inconsistent with its fiduciary duties under applicable Law; provided that (A) the Company make such disclosure as promptly as practicable and (B) the Company hold the Company Stockholders Meeting as promptly as practicable after such postponement or adjournment.

(b) Following the Acceptance Date if the approval of the stockholders of the Company is required to consummate the Merger, Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of Company Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent) in favor of the adoption and approval of this Agreement at the Company Stockholders Meeting and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).

Section 7.3  Access to Information; Confidentiality.  Prior to the Effective Time, except as otherwise prohibited by applicable Law, the terms of any Contract to which the Company or any Subsidiary is a party (provided that the Company has used its commercially reasonable efforts to obtain the consent of such other party to such Contract or establish a workaround to such prohibition) or as would be reasonably expected to violate the attorney-client privilege of the Company or any Subsidiary (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that does not cause such violation), the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and its directors, employees, representatives, financial advisors, lenders, legal counsel, accountants and other advisors and representatives, such access to the books and records, financial, operating and other data, assets, properties, facilities, plants, offices, auditors, authorized representatives, business and operations of the Company as is reasonably requested by Parent in connection with the transactions contemplated hereby. Any investigation and examination by Parent shall be conducted at reasonable times upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business. In order that Parent may have a full opportunity to make such investigation and, provided such persons are bound by the Confidentiality Agreement, or have otherwise agreed to be bound by the provisions of such agreement applicable to representatives, the Company shall furnish the representatives of Parent during such period with all such information and copies of such documents concerning the affairs of the Company in the Company’s possession as such representatives may reasonably request. The information and documents provided pursuant to this Section 7.3 shall be kept confidential and otherwise held in accordance with the terms of the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the execution and delivery or termination of this Agreement.

Section 7.4  Regulatory Filings; Reasonable Best Efforts.

(a) As promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall use reasonable best efforts to make, and shall cause their affiliates or owners to use reasonable best efforts to make, all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the transactions contemplated hereby, including, without limitation: (i) the filings identified on the Company Disclosure Schedule that are required to be made with a Governmental Entity, (ii) pre-merger notification reports to be filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice as required by the HSR Act (which filing shall be made as promptly as practicable), and (iii) any filings required under the Securities Act, the Exchange Act, and any applicable state or provincial securities or “blue sky” laws, or any other applicable Laws or rules and regulations of any Governmental Entity relating to, and material to the consummation of, the Offer and the Merger. In the event the Company does not obtain a determination from the Delaware Commissioner of Insurance that the Company is either directly or indirectly or through its affiliates primarily engaged in a business other than the business of insurance (the “Determination”), Parent shall, as promptly as practicable after the date the Company has received notification from the Delaware Commissioner of Insurance that the Determination will not be granted, file a Form A application with the Delaware Department of Insurance. Parent shall use reasonable best efforts to obtain the approval of any Governmental Entity that requires a Form A application in connection with the transactions contemplated hereby.

(b) Subject to restrictions required by Law, each of Parent, Merger Sub, and the Company shall promptly supply, and shall cause their affiliates promptly to supply, the others with any information which may be reasonably required in order to make any filings or applications pursuant to Section 7.4(a).

(c) Subject to applicable confidentiality restrictions or restrictions required by Law, each of Parent, Merger Sub and the Company shall notify the others promptly upon the receipt of: (i) any comments or questions from any officials of any Governmental Entity in connection with any filings made pursuant hereto, or pursuant to the Offer or the Merger and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to any applicable Laws, or for answers to any questions, or for the production of any documents, relating to an investigation of the Offer or the Merger by any Governmental Entity. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 7.4(a), Parent, Merger Sub or the Company, as the case may be, shall promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. Without limiting the generality of the foregoing, each party shall provide to the other parties (or their respective advisors) upon request copies of all correspondence between such party and any Governmental Entity relating to the Offer or the Merger. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the Offer or the Merger shall include representatives of Parent, Merger Sub, and the Company. Subject to applicable Law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the Offer or the Merger by or on behalf of any party.

(d) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Offer and the Merger, including using its reasonable best efforts to accomplish the following: (i) the causing of all of the Offer Conditions and all of the conditions set forth in Section 8 to the other parties’ obligations to consummate the Offer and the Merger to be satisfied, (ii) the obtaining of all necessary actions or non-actions, expirations of all necessary waiting periods, waivers, consents, clearances, approvals, orders and authorizations from

Governmental Entities required by it and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) required by it, (iii) the obtaining of all necessary consents, approvals or waivers it is required to obtain from third parties; provided, however, that the Company shall not agree to make any concessions, to modify its business or operations, to make any payments or to waive any rights or to modify or amend any Contract in connection with obtaining such consents, approvals or waivers without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iv) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the Merger to which it is a party, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the Offer and the Merger and to carry out fully the purposes of this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Surviving Corporation and Parent shall use all reasonable best efforts to take, or cause to be taken, all such necessary actions. Without limiting the generality of the foregoing, the parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period provided for in the HSR Act. Notwithstanding anything herein to the contrary, Parent shall not be required to take or accept or to cause its affiliates to take or accept (and the Company shall not agree to and shall cause the Company Subsidiaries not to agree to), any action or condition that, when taken together with all other actions or conditions, would in Parent’s good faith judgment result in a Company Material Adverse Effect or a Parent Material Adverse Effect. No action taken by the Company, any Subsidiary or any of their Representatives in compliance with the express terms of this Agreement, including without limitation Section 6.2, shall be deemed to be a breach of this Section 7.4.

Section 7.5  Directors and Officers Indemnification and Insurance.

(a) From and after the earlier of the Acceptance Date or the Effective Time, Parent shall cause the certificate of incorporation and bylaws of the Company and the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and exculpation not less favorable than those set forth in the certificate of incorporation and bylaws of the Company as of the date hereof, which provisions shall not be, for a period of six (6) years from the Effective Time (or until such later date as any claims then still pending shall have been resolved) amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries. Until the six (6) year anniversary of the Effective Time (or until such later date as any claims then still pending shall have been resolved), Parent shall, and shall cause the Company and the Surviving Corporation to, honor and fulfill in all respects the obligations of (i) the Company and the Surviving Corporation under their respective certificates of incorporation and bylaws and (ii) the Company pursuant to indemnification agreements with the Company’s directors, officers, employees or agents existing at or prior to the Effective Time to the fullest extent permitted by applicable Law.

(b) The Company shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless, and, from and after the earlier of the Acceptance Date or the Effective Time, the Company and the Surviving Corporation shall, and Parent shall cause the Company or the Surviving Corporation (as applicable) to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, each present and former director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, investigation or inquiry, whether civil, criminal, administrative or investigative, arising out of or pertaining to (x) the fact that the Indemnified Party is or was an officer, director, employee, agent or other fiduciary of the Company or any Subsidiary of the Company or (y) any act or omission by an Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or taken at the request of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)) or (z) this Agreement or the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Closing Date. Without limiting the generality of the foregoing, if any Indemnified Party becomes involved in any actual or threatened Action, investigation or inquiry with respect to which such Indemnified Party is seeking indemnification pursuant to this Section 7.5, the Company or the Surviving Corporation (as applicable) shall, and Parent shall cause the Company or the Surviving Corporation (as applicable) to, to the fullest extent permitted by Law, promptly (and in any event no later than twenty (20) days following any request therefor) advance to such Indemnified Party his or her reasonable legal expenses (including the reasonable cost of any investigation and preparation incurred in connection therewith); provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is finally judicially determined that such person is not entitled to indemnification.

(c) Parent shall be entitled (but shall not be obligated) to control the defense of any such Action, investigation or inquiry with counsel of its own choosing reasonably acceptable to the Indemnified Party. Parent, the Company and the Surviving Corporation shall not be liable for any settlement effected without Parent’s written consent (not to be unreasonably withheld, conditioned or delayed). Parent, the Company and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party is seeking indemnification hereunder. The Indemnified Party shall cooperate with Parent, the Company and the Surviving Corporation in the defense of any matter for which such Indemnified Party is seeking indemnification hereunder. Neither Parent nor the Surviving Corporation shall settle any such Action, investigation or inquiry without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (i) includes an unconditional release of the Indemnified Party and (ii) includes only the payment of money.

(d) Parent shall provide and maintain in effect, or shall cause the Surviving Corporation to provide and maintain in effect, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of the current and former directors and officers of the Company and its Subsidiaries an insurance and indemnification policy that provides coverage for acts or omissions occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (the “D&O Insurance”) that is at least as favorable (with respect to coverage, amounts, limits, deductibles and conditions) as the Company’s existing policy; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the annual premium currently paid by the Company for such coverage (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 250% of the Company’s Current Premium, then Parent shall maintain the maximum amount of coverage under a policy having the same deductible as is available for such 250% of the Company’s Current Premium. The Company represents and warrants to Parent that the Company’s Current Premium is as set forth on Section 7.5(d) or the Company Disclosure Schedule. Notwithstanding the foregoing, Parent shall use its reasonable best efforts to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy, provided that the cost of such tail coverage does not exceed the amount as set forth on Section 7.5(d) of the Company Disclosure Schedule. If Parent is unable to obtain such tail policy, Parent shall provide the Company with notice thereof at least five business days prior to the earlier of the Acceptance Date and the Closing. If the Company receives such notice from Parent, the Company may purchase such tail policy, provided that the cost of such tail coverage does not exceed the amount as set forth on Section 7.5(d) of the Company Disclosure Schedule. Such tail policy, whether purchased by Parent or the Company, shall satisfy Parent’s and the Surviving Corporation’s obligations under this Section 7.5(d). Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any of their officers or directors, it being understood and agreed that the indemnification provided for in this Section 7.5 is not in substitution for any such claims under such policies.

(e) This Section 7.5 shall survive the consummation of the Merger at the Effective Time, is intended to benefit and provide third party rights to the Indemnified Parties, shall be binding on Parent and the Surviving Corporation and their successors and assigns and shall be enforceable by the Indemnified Parties and their respective heirs and representatives. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 7.5.

(f) If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 7.5 that is denied by Parent and/or the Company or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expenses, then Parent, the Company or the Surviving Corporation shall pay the Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred by the Indemnified Party in connection with pursuing its claims.

Section 7.6  Conduct of Parent’s Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, Parent and each Parent Subsidiary shall, except as required by Law, as expressly contemplated by this Agreement, as set forth on Section 7.6 of the Parent Disclosure Schedule or to the extent that the Company shall otherwise consent in writing (not to be unreasonably withheld, conditioned or delayed), conduct its business in all material respects in the ordinary course of its business as currently conducted except where the failure to do so would not have a Parent Material Adverse Effect or materially delay the Closing:

(a) Affirmative Covenants Pending Closing.  Parent shall and shall cause its Subsidiaries to, to the extent consistent with Section 7.6 above and not otherwise prohibited by this Agreement, use reasonable best efforts to (A) preserve the business of Parent and its Subsidiaries (B) advertise, promote and market Parent’s products, (C) keep Parent’s and its Subsidiaries’ material properties substantially intact, preserve their goodwill and business, and maintain all physical properties in good repair and condition, ordinary wear and tear excepted, (D) perform and comply in all material respects with the terms of the Parent Material Contracts, and (E) maintain, and comply in all material respects with, all material Permits.

(b) Negative Covenants Pending Closing.  Without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, Parent shall not and shall cause the Parent Subsidiaries not to, in each case, except as required by Law or as expressly contemplated by this Agreement or as set forth on Section 7.6 of the Parent Disclosure Schedule:

(i) Capital Stock.  Split, combine or reclassify any of its capital stock, sell or otherwise issue any shares of capital stock or any security convertible into shares of its capital stock or declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock or acquire, redeem or otherwise repurchase any shares of its capital stock; provided, however, that the foregoing clause shall not restrict: (1) the grant of options to purchase Parent Common Stock after the date hereof, (2) the issuance of shares of Parent Common Stock upon the exercise of options to purchase Parent Common Stock, including options issued after the date hereof, (3) the grant of restricted shares of Parent Common Stock after the date hereof, (4) the repurchase or cancellation of restricted or other shares of Parent Common Stock in accordance with the terms of the applicable award agreements or similar arrangements to satisfy withholding obligations upon the vesting of restricted shares of Parent Common Stock or the exercise of options to purchase Parent Common Stock, (5) the issuance of shares of Parent Common Stock in accordance with the terms of Parent’s Employee Stock Purchase Plan, or (6) the acceptance of shares of Parent Common Stock as payment of the exercise price of options to purchase Parent Common Stock or for withholding taxes incurred in connection with the exercise of options to purchase Parent Common Stock in accordance with the terms of the applicable award agreements;

(ii) Certificate of Incorporation and By Laws.  Except as required by Law or the rules and regulations of the Nasdaq or Toronto Stock Exchange, amend, or otherwise alter or modify in any respect, the certificate of incorporation or bylaws of Parent in a manner that adversely affects the rights of holders of Parent Company Stock;

(iii) Extraordinary Transactions.  Adopt a plan of complete or partial liquidation, dissolution, consolidation, or recapitalization of Parent;

(iv) Obligations.  Resolve to, agree to or otherwise obligate itself to do any of the foregoing.

Section 7.7  Public Disclosure.  The initial press release concerning this Agreement or the transactions contemplated hereby shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither Parent, Merger Sub nor the Company will disseminate any press release or other public announcement concerning this Agreement or the transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with the Nasdaq or the Toronto Stock Exchange, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that, except as provided in Section 6.2, Parent’s consent will not be required, and the Company need not consult with Parent, in connection with any press release or public statement to be issued or made with respect to any Acquisition Proposal or with respect to any Change in Recommendation; provided, further, that the Company’s consent will not be required, and Parent need not consult with the Company, in connection with any press release or public statement to be issued or made with respect to any Acquisition Proposal or with respect to any Change in Recommendation. Notwithstanding the foregoing, without prior consent of Parent, the Company (a) may communicate with employees, customers, vendors and suppliers in a manner consistent with its past practice in compliance with applicable Law (provided that, with respect to communications concerning this Agreement or the transactions contemplated hereby, such communications shall be consistent with the terms of this Agreement and information previously supplied by Parent) and (b) may disseminate the information included in a press release or other document previously approved for external distribution by Parent.

Section 7.8  Registration Rights Agreement and other Agreements.  The Company shall take all actions necessary to cause (a) the Registration Rights Agreement, dated as of March 19, 2004, by and among the Company, New Mountain Partners, L.P., New Mountain Affiliated Partners, L.P. and such other persons who become signatories thereto as provided therein and (b) (i) any obligation owed by the Company or any Company Subsidiary to New Mountain Partners, L.P., New Mountain Affiliated Partners, L.P. or any of their Affiliates and any agreement to which the Company or any Company Subsidiary, on the one hand, and New Mountain Partners, L.P., New Mountain Affiliated Partners, L.P. or any of their Affiliates, on the other hand, is a party (other than the Stockholder Agreements and this Agreement) and (ii) any of the agreements listed in Section 7.8 of the Parent Disclosure Schedule and any obligations thereunder to be terminated (in each case without any payment, obligation or liability), effective as of and contingent upon the earlier of the Acceptance Date and the Closing, such that such agreement shall be of no further force or effect immediately following the earlier of the Acceptance Date and the Closing (excluding any compensatory and indemnification arrangements with individuals who are officers or directors of the Company described in the Company Disclosure Schedules).

Section 7.9  Financing  (a) Each of Parent, US Corp. and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (provided that Parent , US Corp. and Merger Sub may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof, or otherwise so long as the terms would not (A) expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter as of the date hereof, (B) delay the Acceptance Date or the Closing or (C) reduce the aggregate amount available under the Debt Commitment Letter below an amount that when combined with Parent’s other cash and/or cash equivalents is sufficient to pay the Transaction Amount on the earlier of the Acceptance Date or the Closing (or include any term or condition not in the Debt Commitment Letter which would have the effect of reducing the aggregate amount under the Debt Commitment Letter below an amount that when combined with Parent’s other cash and/or cash equivalents is sufficient to pay the Transaction Amount on the earlier of the Acceptance Date or the Closing), including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and cause US Corp. to enter into definitive agreements with respect thereto on terms and conditions contemplated by the Debt Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent, US Corp. and Merger Sub to obtain the Debt Financing and to comply with their obligations thereunder, and (iv) consummate the Debt Financing at or prior to the earlier of the Acceptance Date or the Closing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent, US Corp. and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms not materially less favorable to Parent, US Corp. and Merger Sub (as determined, in the good faith judgment of Parent, US Corp. and Merger Sub), than those in the Debt Commitment Letter as promptly as practicable following the occurrence of such event.

(b) Prior to the Closing, the Company shall provide to Parent, US Corp. and Merger Sub, and shall cause its Subsidiaries to, and shall cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub cooperation as is customary and may be reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), including (i) participating in meetings and marketing presentations at times reasonably acceptable to the Company, (ii) furnishing customary information (including financial statements) for rating agency presentations, offering documents, private placement memoranda, bank information memoranda and similar documents reasonably required in connection with the Debt Financing (provided such presentations, memoranda or other documents need not be prepared or issued by the Company or any Company Subsidiaries), (iii) cooperating in the preparation and execution and delivery of any pledge and security documents, currency or interest hedging arrangements or other definitive financing documents or other certificates, legal opinions and documents as may be reasonably requested by Parent or otherwise facilitating the pledging of collateral as may be reasonably requested by Parent; provided that any obligations contained in such documents shall be effective no earlier than as of the Effective Time, (iv) furnishing Parent, US Corp. and Merger Sub and their Debt Financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, (v) obtaining customary accountants’ comfort letters, accountants’ consents, legal opinions, surveys and title insurance as reasonably requested by Parent and (vi) taking all actions reasonably necessary to (A) permit the lender under the Debt Commitment Letter to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, however, that such access and information shall only be provided to the extent that in the reasonable judgment of the Company such access or the provision of such information would not violate applicable Law and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such accounts, agreements and arrangements will not become active or take effect until the Effective Time, and, shall be at the expense of Parent, (vii) executing a customary representation letter in respect of information provided by the Company or the Company Subsidiaries in writing expressly for use in connection with the Debt Financing or the syndication thereof, for the benefit of the arrangers of the Debt Financing and lenders and proposed lenders to Parent, US Corp. and Merger Sub in the Debt Financing; provided, that Parent, US Corp. and Merger Sub may not place, and hereby disclaim, any reliance by either of them upon such a representation letter. Notwithstanding the foregoing, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment other than reasonable out-of-pocket costs or incur any other liability prior to the Effective Time or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing, unless such liability or indemnity is effective only if and when the Merger is consummated. If this Agreement is terminated prior to the Effective Time, Parent shall, promptly upon request by the Company, reimburse the Company for all documented reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with such cooperation, provided that the Company furnish Parent with a notice prior to incurring costs which exceed $100,000 in the aggregate. The Company and its counsel shall be given a reasonable opportunity to review and comment on any materials that are to be presented during any road shows conducted in connection with the Debt Financing to the extent such materials include or are derived from information provided by the Company or the Company Subsidiaries for use in connection with the Debt Financing or the syndication thereof, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. If this Agreement is terminated prior to the Effective Time, Parent, US Corp. and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all out of pocket losses and expenses suffered or incurred by them in connection with third-party claims arising out of or resulting from the arrangement of the Debt Financing or any alternative financing and any information utilized in connection therewith except for any matters arising out of or resulting from the gross negligence or willful misconduct of any such person. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 7.10  Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Offer and the Merger to be approved for listing upon the Effective Time on Nasdaq and the Toronto Stock Exchange as promptly as practicable after the date hereof, but in no event later than the earlier of the Acceptance Date or the Closing Date.

Section 7.11  Takeover Laws.  The Company and the Company Board of Directors shall (1) use reasonable best efforts to ensure that no Takeover Law is or becomes applicable to this Agreement, the Stockholder Agreements, the Offer, the Merger or any of the other transactions contemplated by this Agreement or the Stockholder Agreements and (2) if any Takeover Law becomes applicable to this Agreement, the Stockholder Agreements, the Offer, the Merger or any of the other transactions contemplated by this Agreement or the Stockholder Agreements, use reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreements may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Stockholder Agreements, as applicable, and otherwise to minimize the effect of such Law on this Agreement, the Stockholder Agreements, the Offer, the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreements.

Section 7.12  Notification of Certain Matters

Each party shall give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect at the Closing, or would reasonably be expected to cause any condition set forth in Section 8 or Annex B not to be satisfied in any material respect at the Closing, and (ii) any failure of such party or any of its representatives to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however that no such notification shall affect the representations, warranties, covenants or agreement of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

Section 7.13  Certificate of Amendment

Immediately following the public announcement of the execution and delivery of this Agreement, the Company shall file the Certificate of Amendment with the Secretary of State of the State of Delaware with an effective date and time of the time of filing. The Company shall not amend, modify or terminate the Certificate of Amendment.

Section 8.  Conditions Precedent to the Obligation of the Parties to Consummate the Merger.

Section 8.1  Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) If required by Law to be obtained before the Merger can be consummated, the Company Stockholder Approval shall have been obtained.

(b) There shall be no order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect, and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment or decree, preventing, prohibiting or making illegal the consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”). No Governmental Entity shall have instituted any proceeding that is pending seeking any such Order.

(c) The shares of Parent Common Stock issuable in connection with the Merger shall have been authorized for listing on Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

(d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and all applicable blue sky securities filings, permits or approvals shall have been made or received in accordance with applicable Laws. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC or any state securities administrator and no proceedings for that purpose shall be pending, or to the knowledge of Parent or the Company, threatened by the SEC or any state securities administrator.

(e) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. All other notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all other consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company and Parent shall have been made or obtained, as the case may be, except for any failure which would not, individually or in the aggregate, render the Merger or any of the transactions contemplated hereby illegal or result in a Company Material Adverse Effect or Parent Material Adverse Effect. Either (i) the Company shall have secured a determination from the Delaware Commissioner of Insurance that the Company is primarily engaged in business other than the business of insurance or (ii) the acquisition of control of NMHC Group Solutions, Inc. in connection with the transactions contemplated hereby shall have been approved by the Delaware Department of Insurance. Parent shall have received the approvals of any Governmental Entity that requires a Form A application in connection with the transactions contemplated hereby. Parent and/or the Company shall have filed a “pre acquisition notification” with the Delaware Commissioner of Insurance and the applicable waiting period shall have expired or been terminated.

(f) If the transactions contemplated by this Agreement are being effected by means of the Offer followed by the Second Step Merger, Merger Sub shall have accepted for payment shares of Company Common Stock pursuant to the Offer.

If the transactions contemplated by this Agreement are being effected by means of the Offer followed by the Second Step Merger, the conditions in the second sentence of Section 8.1(b), Section 8.1(c), the first sentence of Section 8.1(d) and all of Section 8.1(e) shall not be conditions to the obligation of the parties to effect the Second Step Merger.

Section 8.2  Conditions to the Obligations of the Company to Effect the One Step Merger.  The obligation of the Company to effect the One Step Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a) The representations and warranties of Parent, US Corp. and Merger Sub set forth in Sections 5.2, 5.3, 5.15(c) and 5.16 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent any such representation and warranty expressly speaks as of a specified date which shall be true and correct in all material respects as of such specified date). The representations and warranties of Parent set forth in this Agreement, other than those listed in the preceding sentence, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time

(except to the extent any such representation and warranty expressly speaks as of a specified date which shall be true and correct in all respects as of such specified date) unless the inaccuracies (without giving effect to any knowledge, materiality or Parent Material Adverse Effect qualifications or exceptions contained therein) in respect of such representations and warranties, taking all the inaccuracies in respect of all such representations and warranties together in their entirety, have not had and would not result in a Parent Material Adverse Effect. The Company shall have received a certificate dated the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent to such effect.

(b) Each of Parent, US Corp. and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of it to be performed and complied with by it under this Agreement. The Company shall have received a certificate dated the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent to such effect.

(c) Since the date hereof, there shall not have been any events, circumstances, development, changes and effects that, individually or in the aggregate with other such events, circumstances, developments, changes and effects, has had, or would have, a Parent Material Adverse Effect.

Section 8.3  Conditions to the Obligations of Parent, US Corp. and Merger Sub to Effect the One Step Merger.  The obligation of Parent, US Corp. and Merger Sub to effect the One Step Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a) The representations and warranties of the Company set forth in Sections 4.2, 4.3, 4.4 (with respect to significant Company Subsidiaries, as determined under Rule 1-02(w) of Regulation S-X), 4.18 and 4.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent any such representation and warranty expressly speaks as of a specified date which shall be true and correct in all material respects as of such specified date). The representations and warranties of the Company set forth in this Agreement, other than those listed in the preceding sentence, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent any such representation and warranty expressly speaks as of a specified date which shall be true and correct in all respects as of such specified date) unless the inaccuracies (without giving effect to any knowledge, materiality or Company Material Adverse Effect qualifications or exceptions contained therein) in respect of such representations and warranties, taking all the inaccuracies in respect of all such representations and warranties together in their entirety, have not had and would not result in a Company Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect. Parent shall have received a certificate dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company to be performed and complied with by it under this Agreement. Parent shall have received a certificate dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(c) Since the date hereof, there shall not have been any events, circumstances, developments, changes and effects that, individually or in the aggregate with other such events, circumstances, developments, changes and effects, has had, or would have, a Company Material Adverse Effect.

(d) Parent shall have received the Debt Financing on terms consistent with the Debt Commitment Letter or if the Debt Financing contemplated by the Debt Commitment Letter is unavailable, Parent shall have received the alternative financing described in Section 7.9(a).

(e) The total number of Dissenting Shares shall not exceed ten percent (10%) of the issued and outstanding shares of Company Stock as of the Effective Time, and Parent shall have received a certificate dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company to such effect.

Section 8.4  Frustration of Closing Conditions.  None of the Company, Parent, or Merger Sub may rely on the failure of any condition set forth in this Section 8 to be satisfied if such failure was caused by such party’s breach of this Agreement.

Section 9.  Termination, Amendment and Waiver.

Section 9.1  Termination.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time:

(a) by mutual written consent of Parent and the Company authorized by Parent’s Board of Directors and by the Company Board of Directors (and, if such termination is after the Acceptance Date, by the Continuing Directors);

(b) by either Parent or the Company, if shares of Company Common Stock have not been accepted for payment pursuant to the Offer, or, if the transactions contemplated hereby are being effected as a One Step Merger, if the Merger has not occurred by August 1, 2008 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of shares of Company Common Stock to have been accepted for payment pursuant to the Offer or the Merger to occur (as applicable) on or before the End Date;

(c) by either Parent or the Company, if a Governmental Entity shall have issued a final, non-appealable Order; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party who has not used its reasonable best efforts to cause such Order to be lifted or otherwise taken such action as is required to comply with Section 7.4;

(d) by Parent prior to the Relevant Date, if (i) the Company Board of Directors shall not have included the Company Recommendation in the Schedule 14D-9, in the Prospectus and/or in the Proxy Statement or a Change in Recommendation shall have occurred, (ii) the Company Board of Directors (or any committee thereof) shall have approved, recommended, or submitted to its stockholders any Acquisition Proposal or the Company or any of its Subsidiaries or Affiliates shall have entered into any agreement to effect an Acquisition Proposal, (iii) the Company Board of Directors (or any committee thereof) shall have publicly proposed to do any of the foregoing in clauses (i) or (ii), or (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board of Directors fails to recommend against acceptance of such tender offer or exchange offer by its shareholders within 10 business days after such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) (it being understood and agreed that any “stop, look and listen” disclosure prior to the end of such period shall not be a failure to recommend against such tender offer or exchange offer);

(e) by the Company,

(i) prior to the Closing Date, if the transactions contemplated hereby are being effected as a One Step Merger, if there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of Parent, US Corp. or Merger Sub set forth in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Company to Parent; provided that the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would cause any of the conditions in Section 8.1, 8.3(a) or 8.3(b) not to be satisfied; or

(ii) prior to the Acceptance Date, if the transactions contemplated hereby are being effected by means of the Offer followed by the Second Step Merger, (A) if (1) the representations and warranties of Parent, US Corp. or Merger Sub set forth in Sections 5.2, 5.3, 5.15(c) and 5.16 shall not be true and correct in all material respects as of the date of this Agreement and as of the Acceptance Date as though made on and as of the Acceptance Date (or, to the extent any such representation and warranty expressly speaks as of a specified date, such representation and warranty shall not be true and correct in all material respects as of such specified date), or (2) if the representations and warranties of Parent set forth in this Agreement, other than those listed in clause (1) above, shall not be true and correct as of the date of this Agreement and as of the Acceptance Date as though made on and as of the Acceptance Date (or, to the extent any such representation and warranty expressly speaks as of a specified date, such representation and warranty shall not be true and correct in all respects as of such specified date) unless the inaccuracies (without giving effect to any knowledge, materiality or Parent Material Adverse Effect qualifications or exceptions contained therein) in respect of such representations and warranties, taking all the inaccuracies in respect of all such representations and warranties together in their entirety, have not had and would not result in a Parent Material Adverse Effect or (B) if each of Parent and Merger Sub shall not have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of it to be performed and complied with by it under this Agreement, and, in the case of each of clause (A) and (B), such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Company to Parent; provided that, in the case of each of clause (A) and (B), the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would cause any of the conditions in Annex B not to be satisfied;

(f) by the Company prior to the Relevant Date in order to enter a transaction that is a Superior Proposal in accordance with, and subject to the terms and conditions of Section 6.2(c);

(g) by Parent,

(i) prior to the Closing Date, if the transactions contemplated hereby are being effected as a One Step Merger, if there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of the Company set forth in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Parent to the Company; provided that Parent, US Corp. and Merger Sub are not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would cause any of the conditions in Section 8.1, 8.2(a) or 8.2(b) not to be satisfied; or

(ii) prior to the Acceptance Date, if the transactions contemplated hereby are being effected by means of the Offer followed by the Second Step Merger, if there have been any breaches of, or inaccuracies in, any representations, warranties, covenants or agreements of the Company set forth in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that clause (a) or (b) of Annex B would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Parent to the Company; provided that Parent, US Corp. and Merger Sub are not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would cause any of the conditions in Section 8.1, 8.2(a) or 8.2(b) not to be satisfied; or

(h) by either Parent or the Company if, at the Company Stockholders Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained.

Section 9.2  Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 hereof will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto and, if then due, payment of the termination fee required pursuant to this Section 9.2. In the event of termination of this Agreement as provided in Section 9.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect, except for the last sentence of Section 7.3, Section 7.7, Section 7.9(b), Section 9, Section 10,

the Confidentiality Agreement, dated as of January 23, 2008, between the Company and Parent (the “Parent Confidentiality Agreement”) and the Confidentiality Agreement, each of which shall remain in full force and effect in accordance with the terms thereof and survive any termination of this Agreement, provided, however, that, nothing herein shall relieve a party from liability for damages for any willful breach hereof occurring prior to such termination. If a party brings a claim after the termination of this Agreement for a willful breach hereof occurring prior to such termination, the party that is determined by a final and non appealable order to have lost such claim shall pay the reasonable legal fees and expenses of the other party.

(b) If the Company terminates this Agreement pursuant to Section 9.1(f), the Company shall pay to Parent a termination fee of $5,000,000.00 (the “Termination Fee”) concurrently with the termination of this Agreement by the Company.

(c) If Parent terminates this Agreement pursuant to Section 9.1(d), the Company shall pay to Parent the Termination Fee no later than one business day following such termination.

(d) If Parent or the Company terminates this Agreement pursuant to Section 9.1(b), and if (i) after the date hereof and prior to the End Date, an Acquisition Proposal was disclosed to the Company, is publicly announced or generally made known to the Company’s stockholders, or any Person or group of Persons informs the Company or publicly announces or makes generally known to the Company’s stockholders that it intends to make an Acquisition Proposal subject to this Agreement being terminated, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or an Acquisition Proposal is consummated, the Company shall pay to Parent the Termination Fee concurrently with the earlier of the entry into such definitive agreement or consummation of any Acquisition Proposal; provided, that, solely for purposes of this Section 9.2(d), the term Acquisition Proposal shall have the meaning ascribed thereto in Section 6.2(a), except that all references to twenty percent (20%) or more therein shall be changed to a majority or more.

(e) If Parent or the Company terminates this Agreement pursuant to Section 9.1(h), and if (i) after the date hereof and prior to the Company Stockholders Meeting, an Acquisition Proposal was disclosed to the Company, is publicly announced or generally made known to the Company’s stockholders, or any Person or group of Persons informs the Company or publicly announces or makes generally known to the Company’s stockholders that it intends to make an Acquisition Proposal subject to this Agreement being terminated, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or an Acquisition Proposal is consummated, the Company shall pay to Parent the Termination Fee concurrently with the earlier of the entry into such definitive agreement or consummation of any Acquisition Proposal; provided, that, solely for purposes of this Section 9.2(e), the term Acquisition Proposal shall have the meaning ascribed thereto in Section 6.2(a), except that all references to twenty percent (20%) or more therein shall be changed to a majority or more.

(f) If Parent terminates this Agreement pursuant to Section 9.1(g), and if (i) after the date hereof and prior to the date of such termination, an Acquisition Proposal was disclosed to the Company, is publicly announced or generally made known to the Company’s stockholders, or any Person or group of Persons informs the Company or publicly announces or makes generally known to the Company’s stockholders that it intends to make an Acquisition Proposal subject to this Agreement being terminated, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal, or an Acquisition Proposal is consummated, the Company shall pay to Parent the Termination Fee concurrently with the earlier of the entry into such definitive agreement or consummation of any Acquisition Proposal; provided, that, solely for purposes of this Section 9.2(f), the term Acquisition Proposal shall have the meaning ascribed thereto in Section 6.2(a), except that all references to twenty percent (20%) or more therein shall be changed to a majority or more.

(g) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(h) or Parent pursuant to Section 9.1(g), then the Company shall reimburse Parent upon demand for all reasonable out-of-pocket expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent in connection with this Agreement (including the Debt Commitment Letter and the transactions contemplated thereby), the Offer, the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of counsel, investment banking firms, accountants and consultants and lenders; provided, however, that the Company shall not be obligated to make payments pursuant to this Section 9.2(g) in excess of $2,000,000.00; provided, further, than any payments by the Company made pursuant to this Section 9.2(g) shall be credited against any Termination Fee that is or becomes payable.

(h) The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to Section 9.2(a) through 9.2(g), as applicable, and, in order to obtain such payment, Parent commences a suit which results in a final non-appealable judgment against the Company, the Company shall pay to Parent its reasonable attorneys’ fees and expenses actually incurred in connection with such suit, together with interest on the amount of the fee at the prime rate of J.P. Morgan Chase N.A. in effect on the date such payment was required to be made from the date such payment was required to be made until the date such payment is actually made. All amounts to be paid pursuant to this Section 9.2 shall be paid by wire transfer of immediately available funds to an account specified in writing by Parent.

Section 9.3  Fees and Expenses.  Except as otherwise expressly provided in Section 7.5(b), Section 7.5(f), Section 7.9(b) and Section 9.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the transactions contemplated by this Agreement are consummated, including all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, including the preparation, printing, filing and mailing of, the Proxy Statement, the solicitation of the Company Stockholder Approval, regulatory filings and notices and all other matters related to the closing of the transactions contemplated by this Agreement.

Section 9.4  Amendment.  This Agreement may be amended by the parties hereto at any time before or after obtaining the Company Stockholder Approval, but if the Company Stockholder Approval shall have been obtained, thereafter no amendment shall be made which by law requires further approval by the Company’s stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. In addition, following the election or appointment of Parent’s designees to the Company Board of Directors pursuant to Section 1.3(a) and until the Effective Time, any amendment of this Agreement shall only be effected if there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office (or by the sole Continuing Director if there shall be only one Continuing Director).

Section 9.5  Waiver.  At any time prior to the Effective Time, each party hereto may, by action authorized by its Board of Directors, (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any documents delivered pursuant hereto, or (c) waive compliance with any of the agreements of any other party or any conditions to its own obligations; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party; provided, further, that such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. In addition, following the election or appointment of Parent’s designees to the Company Board of Directors pursuant to Section 1.3(a) and until the Effective Time, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or its stockholders (other than Parent, Merger Sub or their Affiliates), officers, directors or employees shall only be effected if there are in office one or more Continuing Directors and such waiver is approved by a majority of the Continuing Directors then in office (or by the sole Continuing Director if there shall be only one Continuing Director).

Section 10.  Miscellaneous.

Section 10.1  Entire Agreement.  This Agreement, together with the Company Disclosure Schedule, the Company Letter, the Parent Disclosure Schedule and the Stockholder Agreements and the Registration Rights Agreement (as defined in the Stockholder Agreement), contains the entire agreement among the parties with respect to the Offer, the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto, other than the Confidentiality Agreement and the Parent Confidentiality Agreement, each of which shall survive execution of this Agreement and shall terminate in accordance with the provisions thereof. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF THE PARTIES HERETO HAVE MADE OR HAVE RELIED UPON, OR OTHERWISE BEEN INDUCED BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER PURPORTED REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES OR AFFILIATES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT, THE OFFER, THE MERGER, OR ANY OTHER TRANSACTIONS CONTEMPLATED HEREUNDER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.2  No Survival.  None of the representations, warranties and, except as provided in the following sentence, covenants contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10, the agreements of Parent and the Company in Sections 1, 2, 3, 6.3 and 7.5 and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Merger.

Section 10.3  Parent Guarantee.  Parent agrees to take all action necessary to cause US Corp. and Merger Sub or the Surviving Corporation, as applicable, and, during the period between the Acceptance Date and the Effective Time, the Company, to perform all of its agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by US Corp. and by Merger Sub or the Surviving Corporation, as applicable, of their respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of US Corp. and of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against US Corp. or Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.3.

Section 10.4  Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two (2) business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a) If to Parent , US Corp. or Merger Sub:	With copies (which shall not constitute notice) to:

SXC Health Solutions Corp.
SXC Health Solutions, Inc.
Comet Merger Corporation
c/o SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3246
Facsimile: (630) 328-2190
Attn.: Chief Financial Officer	Sidley Austin LLP One South Dearborn St. Chicago, Illinois 60603 Telephone: (312) 853-7000 Facsimile: (312) 853-7036 Attn.: Gary D. Gerstman Scott R. Williams

(b) If to the Company:	With copies (which shall not constitute notice) to:

National Medical Health Card Systems, Inc.	Bass, Berry & Sims PLC
26 Harbor Park Drive	315 Deaderick Street, Suite 2700
Port Washington, NY 11050	Nashville, TN 37238
Telephone: (516) 605-6625	Telephone: (615) 742-6200
Facsimile: (516) 605-6989	Facsimile: (615) 742-6293
Attn.: George McGinn	Attn: J. Allen Overby, Esq. Jennifer H. Noonan, Esq.

Any party may by notice given in accordance with this Section 10.4 to the other parties designate another address or person for receipt of notices hereunder. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile number of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 10.5  Binding Effect; No Assignment; No Third-Party Beneficiaries.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, that Parent, US Corp. or Merger Sub may assign any of its rights hereunder (but effective only if and when the Merger is consummated) to any of the lenders in connection with obtaining the Debt Financing. Subject to the preceding sentence, but without relieving any party (including any assignor) hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b) Other than as set forth in Section 7.5, this Agreement is not intended to and shall not confer any rights or remedies hereunder upon any Person other than Parent, US Corp., Merger Sub and the Company.

Section 10.6  Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to negotiate in good faith to replace such invalid or unenforceable provision of this Agreement, or invalid or unenforceable portion thereof, with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision or portion thereof.

Section 10.7  Governing Law.  This Agreement, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.8  Submission to Jurisdiction; Waiver.  Each of the Company, Parent, US Corp. and Merger Sub irrevocably submits to the jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware in any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such Delaware state or federal court. Each of the Company, Parent, US Corp. and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE COMPANY, PARENT, US CORP. AND MERGER SUB WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 10.9  Specific Enforcement.  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury could be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to all other remedies available to it any other party shall be entitled to seek an injunction (without posting a bond or other undertaking) to enforce compliance with the provisions of this Agreement or to restrain any violation or threatened violation of the provisions of this Agreement.

Section 10.10  Interpretation.

(a) When a reference is made in this Agreement to a Section, subsection or clause, such reference shall be to a Section, subsection or clause of this Agreement unless otherwise indicated.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) This Agreement is the result of the joint efforts of Parent and the Company, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party’s involvement in the drafting thereof.

(d) To the extent this Agreement refers to information or documents having been made available (or delivered or provided) to Parent, the Company shall be deemed to have satisfied such obligation if the Company or its Representatives made such information or document available prior to the date hereof through the Merrill online data room to Parent and its Representatives.

(e) The term “affiliate” or “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

(f) The term “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.

(g) The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”

(h) The term “knowledge” of the Company shall mean the actual knowledge of the officers of the Company listed on Section 10.10(h) of the Company Disclosure Schedule. The term “knowledge” of Parent shall mean the actual knowledge of the officers of Parent listed on Section 10.10(h) of the Parent Disclosure Schedule.

(i) The disclosure of any matter or item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is a material exception to a representation, warranty, covenant or condition set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, with any other matter or item, have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect. The inclusion of a dollar amount in any representation, warranty, covenant or agreement shall not be construed as an acknowledgement that such dollar amount is a material amount and such dollar amount shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or any word or phrase of similar import. Certain matters have been disclosed in the Company Disclosure Schedule for informational purposes only. Certain matters have been disclosed in the Parent Disclosure Schedule for informational purposes only.

(j) The term “person” or “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(k) The term “subsidiary” or “Subsidiary,” with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

Section 10.11  No Waiver of Rights.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 10.12  Counterparts; Facsimile Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Facsimile signatures shall be acceptable and binding.

Section 10.13  Obligations of Subsidiaries.

Whenever this Agreement requires any Subsidiary of Parent or of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take such action.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first stated above.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

By:	/s/ Thomas W. Erickson
Name:     Thomas W. Erickson

Title:	Chairman and Interim C.E.O.

SXC HEALTH SOLUTIONS CORP.

By:	/s/ Gordon S. Glenn
Name:     Gordon S. Glenn

Title:	Chairman and Chief Executive Officer

SXC HEALTH SOLUTIONS, INC.

By:	/s/ Gordon S. Glenn
Name:     Gordon S. Glenn

Title:	Chairman and Chief Executive Officer

COMET MERGER CORPORATION

By:	/s/ Gordon S. Glenn
Name:     Gordon S. Glenn

Title:	President

Signature Page to Agreement and Plan of Merger

ANNEX A

Index of Defined Terms

	Section

Acceptance Date	1.1	(d)
Acquisition Proposal	6.2	(a)
Actions	4.8
affiliate	10.10	(e)
Agreement	Preamble
Benefits Continuation Period	6.3	(a)
Book-Entry Shares	3.4	(a)
business day	10.10	(f)
Cash Consideration	3.1	(a)
Canadian GAAP	5.6	(b)
Certificates	3.4	(a)
Certificate of Amendment	4.2
Certificate of Designations	4.3	(a)
Certificate of Merger	2.1	(a)
Change in Recommendation	6.2	(c)
Change in Structure Event	1.5
Closing	2.2
Closing Date	2.2
Code	3.5
Company	Preamble
Company Board of Directors	Recitals
Company Common Stock	Recitals
Company Convertible Preferred Stock	1.1	(a)
Company Disclosure Schedule	4
Company Insurance Policies	4.12
Company Intellectual Property	4.10
Company Letter	4.23
Company Material Adverse Effect	4.1	(a)
Company Options	3.3	(a)
Company Recommendation	1.2	(a)
Company Representations	4.23
Company Requisite Vote	4.2
Company SEC Reports	4.5	(a)
Company Share Value	3.3	(a)
Company Stock	1.1	(b)
Company Stockholder Approval	4.2
Company Stockholders Meeting	7.2	(a)
Company Subsidiary	4.1	(a)
Confidentiality Agreement	1.2	(b)
Continuing Directors	1.3	(c)
Continuing Employees	6.3	(a)

	Section

Contract	4.9	(a)
Controlled Group	4.14	(b)
Current Premium	7.5	(d)
D&O Insurance	7.5	(d)
Debt Commitment Letter	5.17
Debt Financing	5.17
Determination	7.4	(a)
Disclosed Conditions	5.17
Dissenting Shares	3.2	(a)
DGCL	Recitals
Effective Time	2.1	(a)
Employment Agreements	6.3	(a)
End Date	9.1	(b)
Environmental Laws	4.16	(b)
Environmental Permits	4.16	(b)
Equity Incentive Plans	3.3	(a)
ERISA	4.14	(a)
Exchange Act	4.3	(f)
Exchange Agent	3.4	(a)
Exchange Fund	3.4	(b)
Exchange Ratio	3.1	(a)
Excluded Shares	3.1	(a)
Existing Orders	4.8
Financial Statements	4.5	(b)
FTC	7.4	(a)
GAAP	4.5	(b)
Governmental Entity	4.1	(a)
Hazardous Substances	4.16	(b)
HSR Act	4.17
Indemnified Parties	7.5	(b)
Initial Offer Period	1.1	(c)
Intellectual Property	4.10
IRS	4.14	(a)
knowledge	10.10	(h)
Laws	4.1	(a)
Lender	5.17
Liens	4.4	(a)
Material Contract	4.9	(a)
Merger	Recitals
Merger Consideration	3.1	(a)
Merger Sub	Preamble
Minimum Condition	1.1	(b)
Nasdaq	1.1	(c)
New Debt Commitment Letter	5.17

	Section

Notice of Superior Proposal	6.2	(c)
Offer	Recitals
Offer Conditions	1.1	(b)
Offer Documents	1.1	(g)
Offer Price	Recitals
One Step Merger	Recitals
Option Share Equivalent	3.3	(a)
Order	8.1	(b)
Parent	Preamble
Parent Common Stock	Recitals
Parent Confidentiality Agreement	9.2	(a)
Parent Disclosure Schedule	5
Parent Financial Statements	5.6	(b)
Parent Material Adverse Effect	5.1
Parent Material Contract	5.10	(a)
Parent SEC Reports	5.6	(a)
Parent Share Issuance	5.2
Parent Subsidiaries	5.1	(a)
Permits	4.7	(a)
Permitted Liens	4.11
person	10.10	(j)
Plan	4.14	(a)
Preliminary Prospectus	1.1	(g)
Prospectus	1.1	(q)
Proxy Statement	4.19
Registration Statement	1.1	(g)
Release	4.16	(c)
Relevant Date	6.2	(b)
Representatives	6.2	(a)
Restricted Shares	3.3	(b)
Schedule 14D-9	1.2	(c)
Schedule TO	1.1	(g)
SEC	1.1
Second Step Merger	Recitals
Securities Act	4.5	(a)
Short Form Condition	ANNEX B
Solvent	5.16
Stock Consideration	3.1	(a)
Stockholder Agreement	Recitals
Stockholder Party	Recitals
Subsequent Offering Period	1.1	(c)
Subsidiary	10.10	(k)
Superior Proposal	6.2	(b)
Surviving Corporation	2.1	(b)

	Section

Takeover Laws	4.22
Tax	4.13	(a)
Taxable	4.13	(a)
Tax Return	4.13	(a)
Termination Fee	9.2	(b)
Top-Up Closing	1.1	(c)
Top-Up Option	1.4	(a)
Top-Up Exercise Notice	1.4	(a)
Top-Up Option Shares	1.4	(a)
Transaction Amount	5.17
US Corp.	Preamble

ANNEX B

Conditions of Offer

Capitalized terms used but not defined in this Annex B have the meanings set forth in the Agreement and Plan of Merger to which this Annex B is attached (the “Agreement”). Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of the Company Common Stock promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of the Company Common Stock, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered shares if (i) the Minimum Condition shall not have been satisfied at the expiration of the Offer (as it may be extended in accordance with the terms of Section 1.1.(c)), (ii) there shall be any order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect, or any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment or decree, preventing, prohibiting or making illegal the consummation of the Offer, the Merger or the other transactions contemplated by the Agreement or any Governmental Entity shall have instituted any proceeding that is pending seeking any such an order, (iii) the shares of Parent Common Stock issuable in connection with the Offer and the Merger have not been authorized for listing on Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance, (iv) the Registration Statement shall not have become effective in accordance with the provisions of the Securities Act or any applicable blue sky securities filings, permits or approvals shall not have been made or received in accordance with applicable Laws, (v) any stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC or any state securities administrator or any proceedings for that purpose shall be pending, or to the knowledge of Parent or the Company, threatened by the SEC or any state securities administrator, (vi) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated, (vii) any other notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all other consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of the Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Agreement by the Company and Parent and their respective Subsidiaries shall not have been made or obtained, as the case may be, except for any failure which would not, individually or on the aggregate, render the Offer or the Merger or any of the transactions contemplated hereby illegal or result in a Company Material Adverse Effect or Parent Material Adverse Effect, (viii) (1) the Company shall not have secured a determination from the Delaware Commissioner of Insurance that the Company is primarily engaged in business other than the business of insurance or (2) the acquisition of control of NMHC Group Solutions, Inc. in connection with the transactions contemplated hereby shall not have been approved by the Delaware Department of Insurance, (ix) the Agreement shall have been terminated or a Change in Structure Event shall have occurred, (x) Merger Sub will not be able to effect a short-form merger pursuant to Section 253 of the DGCL promptly following the Acceptance Date (without the acquisition of any additional shares of Company Common Stock other than the Top Up Option Shares, by Merger Sub or any of its Affiliates or any reduction in the number of shares of Company Common Stock then outstanding) (the “Short Form Condition”), (xi) Parent shall not have received the approvals of any Governmental Entity that requires a Form A application in connection with the transactions contemplated hereby, (xii) Parent and/or the Company shall not have filed a “pre acquisition notification” with the Delaware Commissioner of Insurance or the applicable waiting period shall not have expired or been terminated or (xiii) any of the following conditions exists:

(a) The representations and warranties of the Company set forth in Sections 4.2, 4.3, 4.4 (with respect to significant Company Subsidiaries, as determined under Rule 1-02(w) of Regulation S-X), 4.18 and 4.22 of the Agreement shall not be true and correct in all material respects as of the date of the

Agreement and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (except to the extent any such representation and warranty expressly speaks as of a specified date which shall be true and correct in all material respects as of such specified date). The representations and warranties of the Company set forth in the Agreement, other than those listed in the preceding sentence, shall not be true and correct as of the date of the Agreement and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (except to the extent any such representation and warranty expressly speaks as of a specified date which shall be true and correct in all respects as of such specified date) unless the inaccuracies (without giving effect to any knowledge, materiality or Company Material Adverse Effect qualifications or exceptions contained therein) in respect of such representations and warranties, taking all the inaccuracies in respect of all such representations and warranties together in their entirety, have not had and would not result in a Company Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect. Parent shall not have received a certificate dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b) The Company shall have failed to performed in all material respects all obligations or shall have failed to comply in all material respects with all agreements and covenants of the Company to be performed and complied with by it under the Agreement. Parent shall not have received a certificate dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(c) Since the date hereof, there shall have been any events, circumstances, developments, changes and effects that, individually or in the aggregate with other such events, circumstances, developments, changes and effects, has had, or would have, a Company Material Adverse Effect.

(d) Parent shall not have received the Debt Financing on terms consistent with the Debt Commitment Letter and if the Debt Financing contemplated by the Debt Commitment Letter is unavailable, Parent shall not have received the alternative financing described in Section 7.9(a).

(e) The Offer shall have been otherwise terminated with the prior written consent of the Company.

The foregoing conditions are for the sole benefit of Parent, US Corp. and Merger Sub and, except for the Minimum Condition, may be waived (if legally permitted) by Parent, US Corp. or Merger Sub, in whole or in part at any time and from time to time, in the sole and absolute discretion of Parent and Merger Sub, provided that the Minimum Condition may be waived in part to the extent such waiver would not result in Merger Sub purchasing less than a majority of the outstanding shares of Company Common Stock (treating each share of Company Convertible Preferred Stock as having been converted into Company Common Stock pursuant to the Certificate of Designations). The failure of Parent, US Corp. or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case, prior to the acceptance for payment of tendered shares of the Company Common Stock.

ANNEX B

OPINION OF J.P. MORGAN SECURITIES INC.

February 25, 2008

The Board of Directors
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, NY 11050

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of National Medical Health Card Systems, Inc. (the “Company”), of the consideration to be paid to such holders in the proposed Exchange Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 25, 2008 (the “Agreement”), among the Company, SXC Health Solutions Corp. (the “Acquiror”), SXC Health Solutions, Inc., a wholly-owned subsidiary of the Acquiror, and its wholly-owned subsidiary, Comet Merger Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence an exchange offer for all the shares of the Company Common Stock (the “Exchange Offer”) for consideration per share equal to (i) $7.70 in cash (the “Cash Consideration”) and (ii) 0.217 of a share (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, without par value (the “Acquiror Common Stock”). The Agreement further provides that, following completion of the Exchange Offer, Acquisition Sub will be merged with and into the Company (the “Two Step Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive the Consideration.

The Agreement also provides that under certain conditions, Acquisition Sub would terminate the Exchange Offer and seek to consummate the acquisition of the Company by Acquiror by a merger of Acquisition Sub with and into the Company (the “One Step Merger”) whereby each issued and outstanding share of Company Common Stock as of the effective time of the One Step Merger would be converted into the right to receive the Consideration following adoption of the Agreement by the stockholders of the Company. The One Step Merger and the Two Step Merger are referred to collectively herein as the “Merger”. The Exchange Offer and the Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, which fee will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and our affiliates have received customary compensation. Such services during such period have included acting as co-manager of the Acquiror’s NASDAQ initial public offering in June 2006. In addition, we and our affiliates provide various financial services to the Company and the Acquiror and our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which we and our affiliates receive customary compensation or other financial benefits. We and our affiliates have also been engaged on behalf of the portfolio companies of the private investment firm whose affiliates own a majority of the voting power of the Company’s stock, and we and our affiliates have received customary fees for such engagements. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer materials or proxy or information statement mailed to stockholders of the Company in connection with the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF SXC AND OFFEROR

The following sets forth, to the best of our knowledge, for each executive officer and director of SXC, his principal occupation or employment at the present time and during the last five years, and the name of any corporation or the organization in which such employment is conducted or was conducted. During the past five years none of SXC, the Offeror nor, to the best of our knowledge, have any of the directors or executive officers of SXC been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws. Philip R. Reddon and Jeffrey Park are citizens of Canada. To the best of our knowledge, all other persons listed below are citizens of the United States of America. The principal business address of each executive officer and director is c/o SXC Health Solutions Corp., 2441 Warrenville Road, Suite 610 Lisle, Illinois 60532-3246.

Directors

Terrence C. Burke, 66, has been a director for us since August, 1999. Mr. Burke is a Director and consultant of Chinook Wind Development since 1995, which serves emerging healthcare companies and a strategic advisor to healthcare organizations. He currently holds directorships with two healthcare-related technology companies. Mr. Burke has served on the boards of several healthcare industry associations, including Federation of American Health Care Systems, Group Health Association of America and the National Association of Employers on Health Care. Mr. Burke brings to the Company a wealth of experience and contacts in the managed care and indemnity insurance industries in the U.S. Mr. Burke has a B.A. in History from the University of Washington.

Mr. Burke has extensive experience in the managed care and indemnity insurance industry in the U.S. and for the past several years has been an industry consultant. He was a pioneer in managed care with a long track record of strategically introducing and managing new, innovative and profitable products for the employee benefits and group health industry. He has held executive positions with a number of leading managed care companies, which positions include Senior Executive Vice-President of Metrahealth Corporation, Senior Vice-President, Field Operations, Specialty Companies (including pharmacy management) & Planning and Development of Aetna Corporation and President of CIGNA Health Plans as well as Senior Vice-President, National Operations of Cigna Corporation.

William J. Davis, 40, has been a director for us since January, 2007. Mr. Davis is currently the Chief Financial Officer of Chicago-based healthcare information technology provider Allscripts Healthcare Solutions, Inc. Mr. Davis joined Allscripts as CFO in October, 2002 and is responsible for all of its financial operations, as well as its human resource and management information system operations. Prior to joining Allscripts, Mr. Davis was the CFO of Lante Corporation, a leading technology consulting firm. Mr. Davis helped lead that company’s initial public offering in February 2000 and its subsequent sale to SBI and Company in September, 2002. From 1991 through 1999, Mr. Davis was in the Technology Group of PricewaterhouseCoopers LLP. Mr. Davis earned his Bachelors degree in Accounting from the University of Cincinnati and his Masters of Business Administration from Northwestern University. Mr. Davis is also a Certified Public Accountant.

Gordon S. Glenn, 59, has been a director for us since August, 1999. Mr. Glenn joined the Company in June, 1998 as President and Chief Operating Officer and was promoted to Chief Executive Officer on September 1, 1998. On November 2, 2006, Mr. Glenn resigned as President of the Company and was appointed Chairman of the Board. Prior to joining SXC, Mr. Glenn enjoyed a 24-year career with Computer Data Systems Inc. (“CDSI”) in Rockville, MD, of which the last eight years he served as President and CEO. A graduate of the University of Kentucky, Mr. Glenn earned his Bachelor of Science degree in Mechanical Engineering. He received a full scholarship from the Union Carbide Corporation and graduated cum laude.

Philip R. Reddon, 42, has been a director for us since March, 2006. Mr. Reddon joined Covington Capital Corporation in 2002, as Managing Director, his responsibilities include analysis of new investment opportunities for Covington and assisting in the management and monitoring of Covington’s existing investments.

Prior to joining Covington, Mr. Reddon spent six years at Bank of Montreal Capital Corporation (“BMO Capital”) as Managing Director for a private equity fund. He was head of the Technology Investment team, and sat on the investment committee, which was involved in the investment and approval process for over 60 companies. In his role at BMO Capital, he sat on the boards of eight investee companies. Prior to BMO Capital, Mr. Reddon spent six years with the Business Development Bank of Canada.

Mark A. Thierer, 48, has been a director for us since January, 2006. On September 5, 2006, Mr. Thierer was appointed President and Chief Operating Officer of SXC. Prior thereto, Mr. Thierer was the President of Physicians Interactive, a division of Allscripts, Inc. (NASDAQ: MDRX), the leading provider of Electronic Health Records, ePrescribing, and information solutions for physicians. Physicians Interactive provides clinical information and education to physicians and patients through on-line, interactive programs. Their client base includes leading pharmaceutical, biotechnology, and medical device companies worldwide.

Prior to Allscripts, Mr. Thierer spent ten years with CaremarkRx (NYSE: CMX), where he was a corporate officer and key executive in helping to build Caremark into a pharmacy benefits manager and specialty pharmacy company. In his most recent capacity, Mr. Thierer served as the Senior Vice President, New Ventures, responsible for developing Caremark’s growth strategy. Prior to that role, Mr. Thierer managed Caremark’s retail network operations, trade relations, specialty pharmacy, marketing, field operations, and corporate account functions. Prior to Caremark, Mr. Thierer spent ten years with IBM, managing sales of healthcare information management (HIT) solutions. Mr. Thierer holds a B.S. in Finance from the University of Minnesota and an M.B.A. in Marketing from Nova Southeastern University in Florida. He also holds the designation of Certified Employee Benefits Specialist from The Wharton School.

Steven Cosler, 52, has been a director for us since August, 2007. Mr. Cosler is currently an Operating Partner at Water Street Healthcare Partners (“Water Street”), a Chicago-based private-equity firm focused exclusively on the healthcare industry. Mr. Cosler joined Water Street in 2006 and prior to that was President and Chief Executive Officer of Priority Healthcare Corporation (“Priority”), a publicly held specialty pharmacy and distributor that was acquired by Express Scripts in October, 2005. Mr. Cosler was employed by Priority from 1996 to 2005, where he held a number of increasingly senior roles, culminating in his appointment as President and Chief Operating Officer in 2001, and President and CEO in 2002, a position he retained until 2005.

Before joining Priority, Mr. Cosler held leadership positions at Coresource, Inc., a Third Party Administrator managing healthcare services, and at IBM. Mr. Cosler sits on the board of several privately held healthcare companies including CCS Medical, Inc., Access Mediquip, Inc., Cydex Pharmaceutical, Inc., and Claymore Securities. He is a graduate of Purdue University with a Bachelor of Science degree in Industrial Management.

Curtis Thorne, 48, has been a director for us since August, 2007. Mr. Thorne is currently the President and Chief Executive Officer of MedSolutions, Inc., a company focused on management of medical imaging services. From 1998 to 2000, Mr. Thorne was its President and Chief Operating Officer. Prior to joining MedSolutions, Mr. Thorne was President and COO of Adesso Specialty Services, a California-based specialty physician management company. Mr. Thorne earned his masters in business administration from the Babcock School of Management at Wake Forest University and a bachelor’s degree in chemistry from the University of North Carolina.

Anthony Masso, 66, has been a director for us since August, 2007. Mr. Masso is currently the President and Chief Executive Officer of Consortium Health Plans, Inc., a national coalition of 19 Blue Cross Blue Shield plans that is focused on building market share of its members amongst major employers and benefits consultants. Prior to Consortium, Mr. Masso was President of StrongCastle LLC, an implementation of strategic business plans for corporate clients from 2000 to 2003. Mr. Masso was also previously President of Litho Group, Inc., and Executive Vice President of Integrated Health Services, Inc. from 1994 to 2000.

Mr. Masso spent four years as Senior Vice President of the Health Insurance Association of America, where he planned and implemented a transformation of indemnity insurers into managed care networks. As Senior Vice President of Aetna Health Plans, Mr. Masso was responsible for East Coast operations for all HMOs and POS health plans.

Executive Officers

Our executive officers, and their ages and positions are:

Name	Age	Office and Position Held

Gordon S. Glenn	59	Chairman of the Board and Chief Executive Officer
Mark A. Thierer	48	President and Chief Operating Office
Jeffrey Park	36	Chief Financial Officer and Senior Vice President, Finance
John Romza	52	Chief Technology Officer and Executive Vice President, Product Development
Mike Bennof	44	Executive Vice President, Healthcare Information Technology
Michael Meyer	52	Senior Vice President, Sales and Marketing
B. Greg Buscetto	46	Senior Vice President and General Manager, informed Rx

Gordon S. Glenn. 59, has served as our Chairman of the Board since November 2, 2006. Information about Mr. Glenn’s tenure with us and his business experience is presented under “Directors”.

Mark A. Thierer, 48, has served as our President and Chief Operating Officer since September 5, 2006. Information about Mr. Thierer’s tenure with us and his business experience is presented above under “Directors”.

Jeffrey Park, 36, has served as our Chief Financial Officer since March, 2006. Prior to his appointment, Mr. Park was a member of our board of directors and was Senior Vice President of Covington Capital Corporation, a private equity venture capital firm. Mr. Park, a Chartered Accountant, joined Covington in 1998. Prior to Covington, Mr. Park worked for IBM in several areas of their Global Services Organization.

John Romza, 52, has served as our Executive Vice President of Product Development and Chief Technology Officer since June 2007. Mr. Romza is responsible for the software development, technical infrastructure, and operation activities of our processing centers. Mr. Romza has over 25 years of overall software development experience and 20 years of experience in developing software products for the pharmacy industry. Mr. Romza joined us as a result of our acquisition of ComCoTec in 2001, where he was Vice President, Research and Development.

Mike Bennof, 44, has served as our Executive Vice President of Healthcare Technology since June, 2007. Mr. Bennof is responsible for executive management and growth of our systems integration and consulting business areas. He is responsible for operations of major accounts including government programs such as Medicare, Medicaid and provincial drug plans in Canada. Mr. Bennof has 18 years in the software and high-technology industries including prior positions with Computer Data Systems Inc. and Decision Systems Technologies, Inc. Mr. Bennof joined us in March, 1999.

Michael Meyer, 52, has served as our Senior Vice President of Sales & Marketing since May, 2004. Mr. Meyer is responsible for directing the sales and marketing activities for our entire portfolio of products and services. Mr. Meyer has over 20 years of experience in the pharmacy benefit management industry. Before joining us, he was the Vice President of Managed Care Sales for CaremarkRx. Prior to his tenure at CaremarkRx, Mr. Meyer served in executive sales roles at Premier Purchasing Partners LP, PCS Health Systems, Inc. and Allscripts, LLC, where he was responsible for various sales and sales management components.

B. Greg Buscetto, 46, has served as our Senior Vice President and General Manager of informedRx since November, 2007. Mr. Buscetto is responsible for the day-to-day operations and expansion of SXC’s PBM business. Greg has more than twenty years of PBM and technology industry experience and joins the Company from ProCareRx where he was Executive Vice President and Chief Operating Officer. Greg helped lead ProCareRx’s transition from a claims processor to a full service PBM. He held management responsibility for 125 employees and was a key driver of ProCareRx’s revenue growth and increase in its number of lives under management. Prior to ProCareRx, Mr. Buscetto was Vice President of Sales and Marketing, Domestic and International, at Magnitude Information Systems, Inc. At Magnitude he developed and implemented a multi-channel marketing plan and amongst other achievements, held oversight responsibilities for product development, branding and contract negotiations.

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the

Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX E

NMHC’S QUARTERLY REPORT ON FORM 10-Q
FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the quarterly period ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 000-26749

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	11-2581812 (I.R.S. Employer Identification No.)
26 Harbor Park Drive, Port Washington, NY (Address of principal executive offices)	11050 (Zip Code)

Registrant’s telephone number, including area code: (516) 605-6625
N/A
(former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

As of the close of business on February 6, 2008, the registrant had 5,558,871 shares of common stock, $.001 par value, issued and outstanding.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
QUARTERLY REPORT ON FORM 10-Q

Forward Looking Statements

This Quarterly Report on Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about us, our business and future financial results of the pharmacy benefit management (“PBM”) and specialty pharmacy industries and other legal, regulatory and economic developments. We use words such as “may,” “could,” “estimate,” “believe,” “anticipate,” “intend,” “expect” and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors. These factors include risks relating to pricing, competition in the bidding and proposal process, our ability to consummate contract negotiations with prospective customers, dependence on key members of management, government regulation, acquisitions and affiliations, the market for PBM services and other factors.

The foregoing factors are not exhaustive. You should carefully consider the foregoing factors and the other uncertainties and potential events described in our Annual Report on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2007	2007
	(Unaudited)
	(In thousands,
	except for share data)

ASSETS
Current Assets:
Cash and cash equivalents	$7,620	$1,925
Restricted cash	16,509	19,276
Accounts receivable, net	62,458	62,465
Rebates receivable	30,165	42,417
Inventory	6,224	6,250
Prepaid expenses and other current assets	2,109	2,758
Deferred tax assets	1,952	1,913

Total current assets	127,037	137,004
Property and equipment, net	12,387	14,541
Intangible assets, net	2,312	2,551
Goodwill	99,414	99,414
Other non-current assets	637	799

Total Assets	$241,787	$254,309

LIABILITIES, REDEEMABLE PREFERRED EQUITY AND COMMON STOCKHOLDERS’ EQUITY
Current Liabilities:
Claims payable to pharmacies	$60,272	$58,872
Rebates payable to customers	34,591	44,326
Trade and other payables and accrued expenses	17,626	22,528
Current portion of capital lease obligations	939	989
Customer deposits payable	13,140	12,244
Other current liabilities	214	954

Total current liabilities	126,782	139,913
Capital lease obligations, less current portion	1,245	1,486
Other non-current liabilities	1,518	1,803
Deferred tax liabilities	8,947	8,781

Total liabilities	138,492	151,983

Commitments and Contingencies
Redeemable Preferred Equity:
Series A redeemable convertible preferred stock $.10 par value; 15,000,000 shares authorized, 6,956,522 issued and outstanding, Aggregate liquidation preference of $82,823,017	77,052	76,813
Common Stockholders’ Equity:
Common Stock, $.001 par value; 35,000,000 shares authorized, 10,198,647 and 10,158,221 shares issued, 5,558,747 and 5,518,321 outstanding, respectively	10	10
Additional paid-in capital	134,599	133,120
Accumulated deficit	(56,487)	(55,738)
Treasury stock at cost, 4,639,900 shares	(51,879)	(51,879)

Total common stockholders’ equity	26,243	25,513

Total Liabilities, Redeemable Preferred Equity and Common Stockholders’ Equity	$241,787	$254,309

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Quarter Ended		Six Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(Unaudited)
	(In thousands, except for per share data)

Revenue (excludes participant co-payments retained by the pharmacies of $54,411, $70,656, $106,799 and $145,290, respectively)	$168,943	$199,304	$333,850	$388,017
Cost of claims (excludes participant co-payments retained by the pharmacies of $54,411, $70,656, $106,799 and $145,290, respectively)	148,393	176,607	293,636	343,118

Gross profit	20,550	22,697	40,214	44,899
Selling, general and administrative expenses	20,227	20,208	41,790	40,044

Operating income (loss)	323	2,489	(1,576)	4,855

Other income (expense):
Interest expense	(75)	(101)	(176)	(250)
Interest income	579	380	1,151	811
Other income, net	—	8	2	21

	504	287	977	582
Income (loss) before provision (benefit) for income taxes	827	2,776	(599)	5,437
Provision (benefit) for income taxes	68	1,262	(89)	2,511

Net income (loss)	759	1,514	(510)	2,926
Redeemable convertible preferred stock cash dividends	—	1,411	—	2,823
Accretion of transaction expenses	119	119	239	239

Net income (loss) available to common stockholders	$640	$(16)	$(749)	$(136)

Earnings (loss) per common share:
Basic	$0.12	$0.00	$(0.14)	$(0.03)

Diluted	$0.12	$0.00	$(0.14)	$(0.03)

Weighted average number of common shares outstanding:
Basic	5,535	5,469	5,528	5,430

Diluted	5,535	5,469	5,528	5,430

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

			Additional
	Common Stock		Paid-in	Accumulated	Treasury Stock
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
	(Unaudited)
	(In thousands)

Balances at June 30, 2007	10,158	$10	$133,120	$(55,738)	4,640	$(51,879)	$25,513
Accretion of transaction expenses related to preferred stock offering	—	—	—	(239)	—	—	(239)
Exercise of stock options	36	—	266	—	—	—	266
Issuance of common stock for consulting services	4	—	63	—	—	—	63
Stock option income tax benefit	—	—	47	—	—	—	47
Issuance of common stock in connection with restricted stock activity	1	—	—	—	—	—	—
Stock-based compensation	—	—	1,103	—	—	—	1,103
Net loss	—	—	—	(510)	—	—	(510)

Balances at December 31, 2007	10,199	$10	$134,599	$(56,487)	4,640	$(51,879)	$26,243

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	December 31,	December 31,
	2007	2006
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net (loss) income	$(510)	$2,926
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	3,977	4,578
Issuance of common stock for consulting services	63	—
Stock-based compensation expense	1,103	2,068
Amortization of deferred gain	—	(21)
Amortization of deferred financing costs	182	56
Loss on impairment of capital assets	95	—
Provision for doubtful accounts	136	911
Deferred income tax provision	127	1,022
Excess tax benefit from exercise of stock options	(7)	—
Net changes in assets and liabilities:
Restricted cash	2,767	381
Accounts receivable, net	(129)	(4,771)
Rebates receivable	12,252	1,863
Inventory	26	(613)
Prepaid expenses and other current assets	649	(2,972)
Other non-current assets	(20)	(175)
Claims payable to pharmacies	1,400	(5,539)
Rebates payable to customers	(9,735)	4,792
Trade and other payables and accrued expenses	(4,924)	(4,005)
Customer deposits payable	896	2,205
Other current liabilities	(693)	5,371
Other non-current liabilities	(285)	(70)

Net cash provided by operating activities	7,370	8,007

Cash flows from investing activities:
Capital expenditures	(1,419)	(2,439)
Acquisition of PPP	—	(901)
Acquisition of MPP	—	(100)
Proceeds from sale of capital assets	—	5

Net cash used in investing activities	(1,419)	(3,435)

Cash flows from financing activities:
Proceeds from exercise of stock options	266	1,852
Payment of redeemable convertible preferred stock cash dividends	—	(1,412)
Excess tax benefit from exercise of stock options	7	—
Repayments of capital lease obligations	(529)	(1,662)

Net cash used in financing activities	(256)	(1,222)

Net increase in cash and cash equivalents	5,695	3,350
Cash and cash equivalents at beginning of period	1,925	8,410

Cash and cash equivalents at end of period	$7,620	$11,760

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All in thousands, except share amounts)
(UNAUDITED)

1.	BUSINESS AND BASIS OF PRESENTATION

National Medical Health Card Systems, Inc. (the “Company” or “NMHC”) provides comprehensive pharmacy benefit management (“PBM”) services to plan customers, which include managed care organizations, local governments, unions, corporations, health maintenance organizations (“HMO”), employers, workers’ compensation plans, third party health care plan administrators and federal and state government programs through its network of licensed pharmacies throughout the United States. The Company’s PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access and reporting and information analysis. The Company owns a mail service pharmacy (“Mail Service”) and a specialty pharmacy (“Specialty Service”). In addition, the Company is a national provider of drug benefits to its customers under the federal government’s Medicare Part D program.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the Securities and Exchange Commission’s (“SEC”) rules and regulations for reporting on Form 10-Q. Accordingly, certain information and disclosures required by accounting principles generally accepted in the United States for complete consolidated financial statements are not included herein. In the opinion of the Company’s management, all adjustments, which include adjustments of a normal recurring nature necessary for a fair statement of the financial position, results of operations and cash flows at the dates and for the periods presented, have been included. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of June 30, 2007 included in the Company’s Annual Report on Form 10-K.

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform to current period presentation for comparative purposes.

2.	RECENTLY ADOPTED FINANCIAL ACCOUNTING STANDARD

On July 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation Number 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 also provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The adoption of the provisions of FIN 48 did not have an impact on the Company’s consolidated financial position. The Company does not have any unrecognized tax benefits and has not recognized any interest or

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

penalties in the consolidated statements of income for the periods presented. The Company’s continuing practice is to record any interest or penalties related to tax positions in selling, general and administrative expenses in its consolidated statements of income. The Company files income tax returns in the U.S. federal jurisdiction and various states. There is currently an Internal Revenue Service (“IRS”) examination in process for the fiscal years ended June 30, 2006 and 2005. The examination is in the beginning stages and no projections as to the outcome can be made at this time. The Company is no longer subject to U.S. federal income tax examinations by the IRS and most state and local authorities for fiscal tax years ended prior to July 1, 2003. Certain state authorities may subject the Company to examination for fiscal tax years ended June 30, 2003.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (ii) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 is effective for fiscal years that begin after November 15, 2007, which for the Company is July 1, 2008, and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 157 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) to provide companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for fiscal years that begin after November 15, 2007, which for the Company is July 1, 2008, and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 159 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 159 will have on the consolidated financial statements.

4.	MEDICARE PRESCRIPTION DRUG PLAN SPONSOR

In July 2006, the Company received approval from the Centers for Medicare & Medicaid Services (“CMS”) to operate as a national prescription drug plan (“PDP”) sponsor under Part D of the Medicare program through its wholly-owned subsidiary, NMHC Group Solutions Insurance, Inc. (“NMHC Group Solutions”), which commenced on January 1, 2007. As an approved PDP sponsor, NMHC Group Solutions is able to provide PDP Medicare benefits to employer groups wishing to contract indirectly with CMS to offer a PDP to eligible members. In addition, as an approved PDP sponsor, NMHC Group Solutions is able to operate as a risk-bearing entity for employer groups.

Effective January 1, 2008, NMHC Group Solutions entered into a contract with CMS to provide “800 Series Only” Medicare Part D benefits solely to employer groups and discontinued offering its PDP to individual enrollees. In addition, effective January 1, 2008, NMHC Group Solutions only provides non-risk bearing Medicare benefits to employer groups that will directly reimburse it for any prescription drug costs. NMHC Group Solutions does not intend to offer its PDP to employer groups in instances where it could be

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to risk. This change in PDP offerings may allow NMHC Group Solutions to decrease the statutory capital and surplus amounts maintained in its restricted cash accounts and to no longer be subject to state licensure requirements in the majority of the 50 states and territories, other than in its domicile state of Delaware.

In order for NMHC Group Solutions to maintain its risk-bearing licensures, it must fulfill statutory capital and surplus requirements. NMHC Group Solutions currently maintains $5,285 in a restricted cash account to fulfill such requirements. Currently, NMHC Group Solutions holds licensure in its domicile state, Delaware, and in four additional states to operate as a risk-bearing entity under Part D of the Medicare program. As of December 31, 2007, NMHC Group Solutions had $102 in escrow for the protection of Delaware policyholders and an additional $616 in Delaware accounts set aside to fulfill other state deposit requirements. CMS also requires that NMHC Group Solutions maintain $100 in a restricted escrow account for the benefit of policyholders to comply with insolvency requirements.

5.	RESTRICTED CASH

Restricted cash balances were $16,509 and $19,276 as of December 31, 2007 and June 30, 2007, respectively. These cash balances are primarily restricted in order (i) for the Company to maintain its risk-bearing licensures and continue to apply for additional licensures in the various states relating to its PDP, (ii) for the Company to comply with contractual terms with customers, and (iii) to satisfy liabilities incurred by the Company on the customer’s behalf for the adjudication of pharmacy claims. Once the Company adjudicates pharmacy claims on behalf of a customer in which it’s maintaining restricted cash, the Company reclassifies such restricted cash into cash and cash equivalents.

6.	NEW MOUNTAIN TRANSACTION

The Company entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company agreed, subject to various conditions, to issue to New Mountain Partners, L.P. a total of 6,956,522 shares of series A redeemable convertible preferred stock (the “Series A Preferred Stock”) at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, the Company completed the sale of the Series A Preferred Stock to New Mountain Partners, L.P. and used approximately $49,000 of the proceeds of the sale of the Series A Preferred Stock to purchase, pursuant to a tender offer, 4,448,900 shares of the Company’s outstanding common stock at $11.00 per share (collectively, the “New Mountain Transaction”). Prior to the closing of the New Mountain Transaction, Bert E. Brodsky, a former chairman of the Board of Directors, and certain stockholders related to him, held (assuming the exercise of options and warrants to acquire 330,000 shares of the Company’s common stock held by Mr. Brodsky, which occurred in April 2004), in the aggregate, approximately 59% of the Company’s outstanding common stock and had agreed to tender 4,448,900 shares, or approximately 54% of the Company’s outstanding common stock, held by them, into the tender offer. No other stockholders tendered shares in the offer.

Following the completion of the tender offer, and the exercise of the options and warrants held by Mr. Brodsky, which occurred in April 2004, New Mountain Partners, L.P. owned securities at March 19, 2004 that were initially convertible into approximately 64% of the Company’s issued and outstanding common stock and prior to conversion of the Series A Preferred Stock were entitled to cast that number of votes that is equal to approximately 60% of the Company’s aggregate voting power. Following the closing of the New Mountain Transaction, New Mountain Partners, L.P. was entitled to and did nominate and elect 60% of the members of the Company’s Board of Directors.

The Company used the remaining proceeds from the issuance and sale of the Series A Preferred Stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition of Inteq PBM, L.P., The INTEQ-RX Group, LLP and certain other owners named therein (collectively “Inteq”) and for working capital purposes.

The Series A Preferred Stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. Initially, the Series A Preferred Stock was convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of 6,956,522 shares of the Company’s common stock. Subject to certain conditions, the aggregate liquidation value of the Series A Preferred Stock is the greater of $11.50 per share plus all unpaid dividends, whether or not declared, or the amount that would be payable to a holder of the Series A Preferred Stock if the Series A Preferred Stock was converted into common stock immediately prior to the liquidation. The Company’s Board of Directors did not declare a dividend on the Series A Preferred Stock for the fiscal quarters ended September 30, 2007 and December 31, 2007. Accordingly, the aggregate liquidation value of the Series A Preferred Stock increased by $2,823 and the number of shares of common stock into which the preferred stock may convert increased by 245,479.

After March 19, 2008, if the Company’s common stock is trading at or above a stated level, and subject to the satisfaction of other conditions, the Company may, at its option, redeem shares of the Series A Preferred Stock at a price equal to its reported value on the Company’s consolidated balance sheet plus all unpaid dividends, whether or not declared. After March 19, 2011, the Company may, at its option, redeem shares of Series A Preferred Stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared. After March 19, 2014, each holder of shares of Series A Preferred Stock may require the Company to redeem all or a part of that holder’s shares of Series A Preferred Stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared.

Upon the closing of the New Mountain Transaction, the Company recorded a non-recurring, non-cash charge to net income available to holders of the Company’s common stock for a beneficial conversion feature related to the Series A Preferred Stock. Such non-cash charge reflected the difference between the fair market value of the Company’s common stock on the date of the closing of the New Mountain Transaction ($24.00 per share as of March 19, 2004) and the effective conversion price of $11.29 (after deducting the closing payment of $1,450 payable to New Mountain Partners, L.P.) multiplied by 6,956,522, the number of shares of the Company’s common stock into which the Series A Preferred Stock held by New Mountain Partners, L.P. is convertible. The maximum amount of the beneficial conversion feature was limited to $80,000, which was the purchase price of the Series A Preferred Stock.

7.	BUSINESS ACQUISITIONS

Maintenance Prescriptions Programs, Inc.  In July 2006, the Company entered into an Asset Purchase Agreement with Maintenance Prescriptions Programs, Inc., a New York corporation, and certain other owners named therein (collectively “MPP”), pursuant to which the Company agreed to acquire a customer contract from MPP relating to their mail service business. The aggregate purchase price of the acquired asset was $355. The Company has paid the former owners of MPP $266 from the Company’s working capital with the remainder of the purchase price due by July 31, 2008. The purchase price for this contract was allocated to intangible assets and is being amortized over three years.

Pharmaceutical Care Network.  On March 7, 2005, the Company acquired all of the outstanding stock of Pharmaceutical Care Network (“PCN”), a California corporation, from the California Pharmacists Association (“CPhA”). PCN provided customary PBM services to corporations, HMO’s, insurance companies, third party administrators and union trusts. The aggregate purchase price of PCN was $13,000. In addition, the Company agreed to pay earnouts to CPhA, as additional purchase price, up to $30,000 over a three-year period if certain financial and performance targets are achieved. As of December 31, 2007, the financial and performance targets had not been achieved. The funds for the payment of the purchase price in connection

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with the PCN acquisition were obtained from the Company’s working capital and the JPMorgan Credit Facility. See Note 9, “Line of Credit” for more information.

In addition to the $13,000 purchase price for the acquisition of PCN, there were $561 of acquisition related expenses incurred by the Company. Of the $13,000, $10,500 was paid to CPhA and certain of PCN’s current and former employees who participated in its Long Term Incentive Plan, and $2,500 was deposited into escrow to secure CPhA’s obligations under the purchase agreement. All escrow amounts securing CPhA’s obligations under the purchase agreement were released in accordance with the terms of the purchase agreement. At the time of the acquisition, PCN had approximately $30,942 of assets which included $16,711 of cash, $2,734 of restricted cash, $3,204 of accounts receivable, $6,090 of rebates receivable, $1,139 of other assets and $1,064 of property and equipment. They also had approximately $27,040 of liabilities which included $26,848 of claims and accounts payable, $97 of other current liabilities and $95 of other long-term liabilities. As a result of the PCN acquisition, $2,842 of severance and exit costs were accrued with $1,213 recorded as a deferred tax asset and $1,629 recorded as additional goodwill. Of this amount, $1,349 was paid as of December 31, 2007 and $332 was offset against goodwill as various employees did not satisfy conditions to receive their originally designated severance package. The acquisition was accounted for under the purchase method of accounting and the results of PCN’s operations were included in the consolidated financial statements commencing as of the closing date of the PCN acquisition. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $12,053, and consisted of the following components: (i) “know how” and computer software valued at $870 which are being amortized over ten years; (ii) customer relationships valued at $380 which are being amortized over ten years; and (iii) goodwill of $10,803. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) the goodwill is not being amortized.

Ascend.  On July 31, 2003, the Company entered into a Stock Purchase Agreement with Portland Professional Pharmacy (“PPRX”), Portland Professional Pharmacy Associates (“PRXA”, and together with PPRX, “Specialty”, “Specialty Service”, “PPP” or “Ascend”) and the individual shareholders (the “PPP Shareholders”) to purchase all of the shares of PPP for $3,150. PPP provides a broad range of specialty-pharmacy services, including women’s health, pediatric care, men’s health and transplant. Funds for the PPP acquisition were obtained from the JPMorgan Credit Facility. See Note 9, “Line of Credit” for more information. The Company has positioned PPP as a preferred provider with PPP’s target markets while focusing on the extension of their specialty services to the Company’s PBM segment. In addition, the Company agreed to pay earnouts to the PPP Shareholders, as additional purchase price, up to $7,000 over a three-year period if the PPP business achieved certain financial targets. At the Company’s sole discretion, as much as 50% of the $7,000 could be settled in the form of the Company’s common stock. For the first year ended July 31, 2004, $716 was earned and was settled on September 15, 2004. Of this amount, $358 was paid in cash and $358 was settled in the form of the Company’s common stock (12,650 shares at $28.30 per share). For the second year ended July 31, 2005, $850 was earned and was settled on September 15, 2005. Of this amount, $425 was paid in cash and $425 was settled in the form of the Company’s common stock (17,127 shares at $24.84 per share). For the third year ended July 31, 2006, $931 was earned and was settled on September 30, 2006. Of this amount, $901 was paid in cash and $30 offset various legal fees paid by the Company on behalf of the former PPP Shareholders.

In addition to the $3,150 purchase price for PPP, there were $77 of acquisition related expenses incurred by the Company. At the time of the acquisition, PPP had approximately $1,664 of assets which included $177 of cash, $889 of accounts receivable, $539 of inventory, and $59 of property and equipment. PPP also had approximately $1,423 of liabilities, which included $609 of bank debt, which was paid at closing and $814 of miscellaneous payables. The acquisition was accounted for under the purchase method of accounting and the results of PPP’s operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $2,986, and consisted of the following components: (i) customer relationships valued at $295 which are being

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized over seven years; (ii) employment and non-compete agreements valued at $100 each which are being amortized over four years; (iii) the Portland Professional Pharmacy trade name valued at $100 which is being amortized over four years; and (iv) goodwill of $2,391. From the date of acquisition through December 31, 2007, goodwill has increased by $2,497, which represents the cumulative amount of earnouts earned by PPP. In accordance with SFAS No. 142, the goodwill is not being amortized. For tax purposes the Company has made an election which will allow it to amortize the goodwill and other intangibles over fifteen years.

8.	GOODWILL AND INTANGIBLE ASSETS, NET

As of December 31, 2007 and June 30, 2007, the carrying amount of goodwill for the PBM and Specialty segments was $94,526 and $4,888, respectively. Goodwill is primarily comprised of the excess acquisition costs over the fair value of the net tangible and identifiable assets acquired by the Company, which has been allocated to goodwill. Goodwill also includes any earnouts earned in conjunction with the various business acquisitions. There has been no impairment of goodwill during the six months ended December 31, 2007. As of December 31, 2007, $82,021 of the Company’s goodwill is deductible for income tax purposes on a straight-line basis over 15 years.

The following is a summary of the Company’s intangible assets:

	December 31, 2007			June 30, 2007
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Intangible assets:
PBM(1)	$7,034	$4,831	$2,203	$7,034	$4,619	$2,415
Specialty(2)	595	486	109	595	459	136

Total	$7,629	$5,317	$2,312	$7,629	$5,078	$2,551

(1)	Primarily comprised of the excess acquisition costs over the fair value of the net tangible and identifiable assets acquired by the Company, which has been allocated to intangible assets. The intangible assets consist primarily of customer relationships. See Note 7, “Business Acquisitions” for more information.

(2)	Represents the Specialty Service segment primarily reflecting the excess of the Ascend purchase price over the net tangible and identifiable assets acquired, which has been allocated to intangible assets. The intangible assets consist primarily of customer relationships and employment agreements. See Note 7, “Business Acquisitions” for more information.

9.	LINE OF CREDIT

On January 28, 2005, the Company and certain of its subsidiaries entered into a five-year $65,000 line of credit (the “Credit Facility”) with a syndicate of commercial banks led by JPMorgan Chase Bank, N.A. (“JPMorgan”).

The Credit Facility is secured by the Company’s consolidated assets. The Credit Facility requires the Company to be in compliance with financial and other covenants. The three defined financial covenants include: (i) consolidated net worth; (ii) consolidated fixed charge ratio; and (iii) consolidated debt to EBITDA ratio. The Company was in compliance with all covenants as set forth in the Credit Facility, as amended, as of December 31, 2007. On September 30, 2007, the Company received an amendment and waiver to its Credit Facility with JPMorgan, to temporarily amend and waive certain provisions of the Credit Facility. As a result of the amendment and waiver, among other things, (i) the Company is entitled to borrow up to $25,000 pursuant to the Credit Facility, (ii) the maturity date of the Credit Facility was accelerated to March 31, 2008,

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) through the maturity date of the Credit Facility, the spread at which the Company can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by the Company on the unutilized portion of its Credit Facility is 0.50%.

As of December 31, 2007, the Company had no outstanding borrowings under its Credit Facility.

The Company has a $250 irrevocable letter of credit which the Company has granted in favor of one of its customers to secure any indemnity obligations that may arise during the term of the customer agreement.

The irrevocable letter of credit is cancellable upon the termination of the customer agreement. As of December 31, 2007, no amounts were drawn under this letter of credit.

10.	SEGMENT REPORTING

The Company has two reportable segments, PBM and Specialty Service. The PBM segment includes the sale of traditional prescription drugs to the Company’s customers and their participants, either through the Company’s nationwide network of pharmacies or the Company’s Mail Service pharmacy. The Specialty Service segment primarily includes the sale of higher margin specialty pharmacy products and services for the treatment of chronic and potentially life-threatening diseases.

The chief operating decision maker assesses the Company’s performance of its operating segments through their gross profit, defined as segment revenue less segment cost of claims. Selling, general and administrative expenses are reported as corporate expenses. In addition, interest and other income and interest expense are reported in the corporate category.

The following tables present selected financial information about the Company’s reportable segments.

		Specialty	Intersegment
Six Months Ended December 31, 2007	PBM	Service	Elimination	Corporate	Total

Revenue	$319,735	$34,414	$(20,299)	$—	$333,850
Cost of claims	281,530	29,702	(17,596)	—	293,636

Gross profit	38,205	4,712	(2,703)	—	40,214
Selling, general and administrative expenses	—	—	—	41,790	41,790
Interest and other income	—	—	—	1,153	1,153
Interest expense	—	—	—	(176)	(176)

Loss before benefit from income taxes	—	—	—	—	(599)
Benefit from income taxes	—	—	—	—	(89)

Net loss	—	—	—	—	$(510)

Total identifiable assets	$231,402	$137,708	$(127,323)	—	$241,787

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Specialty	Intersegment
Six Months Ended December 31, 2006	PBM	Service	Elimination	Corporate	Total

Revenue	$377,142	$24,023	$(13,148)	$—	$388,017
Cost of claims	333,615	20,957	(11,454)	—	343,118

Gross profit	43,527	3,066	(1,694)	—	44,899
Selling, general and administrative expenses	—	—	—	40,044	40,044
Interest and other income	—	—	—	832	832
Interest expense	—	—	—	(250)	(250)

Income before provision for income taxes	—	—	—	—	5,437
Provision for income taxes					2,511

Net income	—	—	—	—	$2,926

Total identifiable assets	$273,175	$64,805	$(54,289)	—	$283,691

		Specialty	Intersegment
Three Months Ended December 31, 2007	PBM	Service	Elimination	Corporate	Total

Revenue	$160,833	$19,874	$(11,764)	$—	$168,943
Cost of claims	141,445	17,225	(10,277)	—	148,393

Gross profit	19,388	2,649	(1,487)	—	20,550
Selling, general and administrative expenses	—	—	—	20,227	20,227
Interest and other income	—	—	—	579	579
Interest expense	—	—	—	(75)	(75)

Income before provision for income taxes	—	—	—	—	827
Provision for income taxes	—	—	—	—	68

Net income	—	—	—	—	$759

Total identifiable assets	$231,402	$137,708	$(127,323)	—	$241,787

		Specialty	Intersegment
Three Months Ended December 31, 2006	PBM	Service	Elimination	Corporate	Total

Revenue	$192,919	$13,860	$(7,475)	$—	$199,304
Cost of claims	171,026	12,073	(6,492)	—	176,607

Gross profit	21,893	1,787	(983)	—	22,697
Selling, general and administrative expenses	—	—	—	20,208	20,208
Interest and other income	—	—	—	388	388
Interest expense	—	—	—	(101)	(101)

Income before provision for income taxes	—	—	—	—	2,776
Provision for income taxes					1,262

Net income	—	—	—	—	$1,514

Total identifiable assets	$273,175	$64,805	$(54,289)	—	$283,691

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	EARNINGS PER SHARE

For the fiscal quarters ended December 31, 2007 and 2006, the number of weighted average shares used in the basic and diluted earnings per share (“EPS”) calculation is 5,534,635 and 5,468,552, respectively.

The Company reports EPS in accordance with SFAS No. 128, “Earnings per Share.” Basic EPS are computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock issued and outstanding during the reporting period. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. During the fiscal quarters and six months ended December 31, 2007 and 2006, all of the Company’s redeemable convertible preferred stock issued to New Mountain Partners, L.P. was excluded from the diluted earnings per share calculation because their inclusion would have been anti-dilutive. If the Company were to include the assumed conversion of redeemable convertible preferred stock and the outstanding options to purchase shares of common stock during the fiscal quarters ended December 31, 2007 and 2006, 6,956,522 equivalent shares of redeemable convertible preferred stock would have been added to the basic weighted average shares outstanding to compute the diluted weighted average shares outstanding.

12.	STOCK-BASED COMPENSATION PLANS AND EMPLOYEE BENEFIT PLAN

Employee Stock Option Plan

The Company grants stock options under the 1999 Stock Option Plan, as amended (the “Plan”). Stock option grants are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of stock option grants are based on competitive practices, operating results of the Company, and government regulations.

The maximum number of shares of common stock issuable over the term of the Plan is limited to 4,850,000 shares plus an indeterminable number of shares of common stock issuable upon the exercise of “reload options.” There are no options outstanding that contain the “reload” provision. The Plan permits the granting of stock options, stock grants, stock units and stock appreciation rights to employees (including employee directors and officers) and consultants of the Company and its subsidiaries and affiliates, and non-employee directors of the Company. Options granted under the Plan have an exercise price of at least 100% of the fair market value of the underlying stock, or 110% in the case of an individual who owns more than 10% of the combined voting power of all classes of stock of the Company on the grant date. Options granted under the Plan generally vest over a three or four-year period. As of December 31, 2007, there are 1,330,226 shares of stock that are reserved for future issuances under the Plan.

The Company did not grant any options during the six months ended December 31, 2007. The weighted-average grant date fair value of employee stock options granted during the six months ended December 31, 2006 was $8.07 using the lattice-binomial model with the following weighted-average assumptions:

Expected volatility	58.2%
Risk-free interest rate	4.73%
Expected dividend yield	0.0%
Expected life (years)	5.5 years
Post-vesting terminations	1.0%
Sub-optimal exercise factor	3.82

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized information related to stock option activity for the six months ended December 31, 2007 is as follows:

			Weighted-
			Average
			Remaining	Aggregate
	Number of	Weighted-Average	Contractual	Intrinsic
	Options	Exercise Price	Term (In Years)	Value

Outstanding at June 30, 2007	1,144,136	$22.22	6.22	$1,204
Granted	—	—	—	—
Exercised	(35,047)	7.60	—	—
Cancelled/forfeited	(222,119)	22.38	—	—

Outstanding at December 31, 2007	886,970	$22.81	5.32	$19

Exercisable at December 31, 2007	395,564	$24.35	4.08	$19

The total intrinsic value of options exercised during the six months ended December 31, 2007 and 2006 was $76 and $250, respectively. The total fair value of shares vested during the six months ended December 31, 2007 and 2006 was $1,180 and $2,558, respectively. The Company expects the majority of outstanding nonvested options to vest.

Nonvested stock option activity for the six months ended December 31, 2007 is as follows:

		Weighted-Average
	Number of	Grant Date Fair
	Options	Value

Nonvested at June 30, 2007	659,659	$13.04
Granted	—	—
Vested	(88,445)	13.34
Cancelled/forfeited	(79,808)	11.96

Nonvested at December 31, 2007	491,406	$13.16

As of December 31, 2007, there was $3,482 of total unrecognized compensation related to outstanding nonvested stock options. That cost is expected to be recognized over a weighted-average period of 26 months.

Pursuant to an agreement dated February 23, 2007 (“Chairman Agreement”), Thomas W. Erickson was appointed the Company’s Chairman of the Board of Directors. On March 12, 2007, the Company granted Mr. Erickson an option to acquire 100,000 shares of the Company’s common stock with an exercise price of $14.02 per share (the closing price of the Company’s common stock on March 12, 2007). Except as specifically provided for in the stock option agreement, the option vests and becomes exercisable upon the satisfaction of the following two conditions: (i) Mr. Erickson shall have been a director of the Company through at least February 23, 2008 (the “First Anniversary”) or Mr. Erickson shall have resigned at the request of the Board of Directors or have been involuntarily terminated on or prior to the First Anniversary and (ii) a change in control (as defined in the Chairman Agreement) shall have occurred. The option immediately vests upon a change in control prior to the First Anniversary. The option expires on the tenth anniversary of the stock option agreement. This option has both service and performance conditions as defined in SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R”). In accordance with the provisions of SFAS No. 123R, recognition of stock compensation expense will be deferred until when/or if a change of control is consummated.

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Grant Plan

In October 2004, the Company’s Board of Directors approved the adoption of the Company’s Amended and Restated 2000 Restricted Stock Grant Plan (the “Stock Grant Plan”), under which 700,000 shares of the Company’s common stock have been reserved for issuance. The Stock Grant Plan provides for the issuance of shares of restricted stock or restricted stock units that are subject to both standard restrictions on the sale or transfer of such shares and/or restrictions that the Company’s Board of Directors may impose, such as restrictions relating to length of service, corporate performance or other restrictions. All restricted stock and restricted stock unit awards are settled in shares of the Company’s common stock. No restricted stock units have been granted under the Stock Grant Plan.

All restricted stock awards issued under the Stock Grant Plan are valued at the closing market value of the Company’s common stock on the date of grant. The fair value of the restricted stock award is expensed on a straight-line basis over the vesting period. During the six months ended December 31, 2007 and 2006, stock-based compensation expense related to restricted stock awards was $167 and $105, respectively.

Summarized information related to restricted stock awards for the six months ended December 31, 2007 is as follows:

		Weighted
		Average	Aggregate
		Grant Date	Intrinsic
	Shares	Fair Value	Value

Outstanding at June 30, 2007	42,540	$19.75	$840
Granted	269,000	8.88	—
Converted to common stock	(1,036)	14.98	—
Cancelled/forfeited	(4,538)	14.07	—

Outstanding at December 31, 2007	305,966	$14.24	$4,357

As of December 31, 2007, there was $2,734 of total unrecognized compensation related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 38 months. The Company expects the majority of the nonvested restricted stock awards to vest.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Six Months Ended December 31,	2007	2006
Cash paid:
Interest	$229	$148
Income taxes	$11	$367

During the six months ended December 31, 2007, the Company financed $238 of capital expenditures through capital lease obligations. The Company’s Board of Directors did not declare a dividend on the Series A Preferred Stock for the fiscal quarters ended September 30, 2007 and December 31, 2007.

14.	MAJOR CUSTOMERS AND PHARMACIES

For the three and six months ended December 31, 2007, 21.0% and 19.5%, respectively, of the Company’s revenue was from Boston Medical Center Health Plan, Inc. (“BMC”) a current customer, which is reported within the PBM segment. Amounts due from BMC approximated $5,699 as of December 31, 2007. In addition, for the three and six months ended December 31, 2007, 20.1% and 19.4%, respectively, of the Company’s revenue was from State of Hawaii (“SOH”), a current customer, which is reported within the PBM segment. Amounts due from SOH approximated $4,151 as of December 31, 2007.

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For the three and six months ended December 31, 2007, no pharmacy chain accounted for more than 10% of the Company’s total cost of claims. For the three and six months ended December 31, 2006, approximately 12% of the Company’s cost of claims was from one pharmacy chain.

15.	COMMITMENTS AND CONTINGENCIES

The Company is currently involved in various claims and legal proceedings and other disputes with third parties that arise from time to time in the ordinary course of business. The Company has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, “Accounting for Contingencies”. The Company’s recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management’s strategy with regard to the settlement of such claims or defense against such claims.

The Company has an agreement with an unrelated third party that may be risk-bearing in nature. As of December 31, 2007, the Company has not done any business in relation to this agreement.

16.	MANAGEMENT CHANGES

In May 2007, the Company took steps to execute a series of management changes which included the termination of various members of the Company’s management. As a result of these management changes, $1,938 of one-time termination benefits were incurred in connection with these and other management changes and accrued as of June 30, 2007. The one-time termination benefits were included in selling, general and administrative expenses in the consolidated statement of income. Of this amount, $977 was paid as of December 31, 2007.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

As more fully defined and discussed in our fiscal 2007 Annual Report on Form 10-K, during the preparation of our Quarterly Report on Form 10-Q for the period ended September 30, 2006, we identified various errors which resulted in a $245 increase in our operating income for the fiscal quarter ended September 30, 2006. These various errors consisted of the following:

•	Rebate error which resulted in a $1,017 reduction in our gross profit and a corresponding reduction in our operating income (“Rebate Error”).

•	Claims payable error which resulted in a $692 increase in our operating income. The claims payable error consisted of a $1,523 increase in our gross profit offset by an $831 increase in our selling, general and administrative expenses (“Claims Payable Error”).

•	Lease error which resulted in a $584 decrease in our selling, general and administrative expenses and a corresponding increase in our operating income (“Lease Error”).

•	Other errors (none of which were individually significant) which resulted in a $14 reduction in our gross profit and a corresponding reduction in our operating income.

We provide comprehensive pharmacy benefit management (“PBM”) services to plan customers, which include managed care organizations, local governments, unions, corporations, health maintenance organizations (“HMO”), employers, workers’ compensation plans, third party health care plan administrators and federal and state government programs through its network of licensed pharmacies throughout the United States. Our PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access and reporting and information analysis. We own a mail service pharmacy (“Mail Service”) and a specialty pharmacy (“Specialty Service”). In addition, we are a national provider of drug benefits to our customers under the federal government’s Medicare Part D program.

With the acquisition and significant growth of Ascend, we have two reportable segments, PBM and Specialty Service. The PBM segment includes the sale of traditional prescription drugs to our customers and their participants, either through our nationwide network of pharmacies or our Mail Service pharmacy. The Specialty Service segment includes the sale of higher margin specialty pharmacy products and services for the treatment of chronic and potentially life-threatening diseases. Both the PBM and Specialty Service segments operate in the United States and several of its territories.

The PBM industry is intensely competitive, generally resulting in continuous pressure on our gross profit as a percentage of total revenue. In recent years, industry consolidation and dramatic growth in managed healthcare have led to increasingly aggressive pricing of PBM services. Given the pressure on all parties to reduce healthcare costs, we expect this competitive environment to continue for the foreseeable future.

OPERATING INCOME
Fiscal Quarter Ended December 31,

		Increase/
	2007	(Decrease)	2006

Revenue	$168,943	(15.2)%	$199,304
Cost of claims	148,393	(16.0)%	176,607

Gross profit	20,550	(9.5)%	22,697
Selling, general and administrative expenses	20,227	0.1%	20,208

Operating income	$323	(87.0)%	$2,489

OPERATING (LOSS) INCOME
Six Months Ended December 31,

		Increase/
	2007	(Decrease)	2006

Revenue	$333,850	(14.0)%	$388,017
Cost of claims	293,636	(14.4)%	343,118

Gross profit	40,214	(10.4)%	44,899
Selling, general and administrative expenses	41,790	4.4%	40,044

Operating (loss) income	$(1,576)	(132.5)%	$4,855

Results of Operations

Fiscal Quarter Ended December 31, 2007 Compared to Fiscal Quarter Ended December 31, 2006

Revenue decreased $30,361, or 15.2%, from $199,304 for the fiscal quarter ended December 31, 2006 to $168,943 for the fiscal quarter ended December 31, 2007. This decrease was a result of a 20.1% decrease in our prescription count and a 25.7% decrease in the amount of covered lives, partially offset by an 8.1% increase in the gross revenue per prescription and a 7.4% increase in drug utilization. We define drug utilization as the ratio of prescriptions over the amount of covered lives. The increase in gross revenue per prescription is the result of a change in the customer mix.

For the fiscal quarter ended December 31, 2007, there was $4,370 of co-payments included in revenue from Mail Service as compared to $4,061 for the fiscal quarter ended December 31, 2006. Co-payments retained by pharmacies on prescriptions filled for our participants and not included in our revenue were $54,411 and $70,656, for the fiscal quarters ended December 31, 2007 and 2006, respectively. Under our customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. Under customer contracts, we do not assume liability for participant co-payments in pharmacy transactions. As such, we do not include participant co-payments to pharmacies in our revenue or our cost of claims.

Cost of claims decreased $28,214, or 16.0%, from $176,607 for the fiscal quarter ended December 31, 2006 to $148,393 for the fiscal quarter ended December 31, 2007. This decrease is commensurate with the decrease in revenue as noted above. As a percentage of revenue, cost of claims decreased from 88.6% to 87.8% for the fiscal quarters ended December 31, 2006 and December 31, 2007, respectively.

Gross profit decreased $2,147, or 9.5%, from $22,697 for the fiscal quarter ended December 31, 2006 to $20,550 for the fiscal quarter ended December 31, 2007. This decrease is primarily comprised of a $3,009 reduction in gross profit from our PBM segment which primarily resulted from a 20.1% reduction in prescription count, offset by an $862 increase in gross profit from our Specialty segment. Gross profit, as a percentage of revenue, increased from 11.4% to 12.2% for the fiscal quarters ended December 31, 2006 and December 31, 2007, respectively.

Selling, general and administrative expenses increased $19, or 0.1%, from $20,208 for the fiscal quarter ended December 31, 2006 to $20,227 for the fiscal quarter ended December 31, 2007. Included in selling, general and administrative expenses for the fiscal quarter ended December 31, 2007 are (i) $395 relating to fees incurred from an unrelated consulting firm who was assisting us with our strategic review and (ii) $460 of severance related expenses.

Selling, general and administrative expenses as a percentage of revenue increased from 10.1% for the fiscal quarter ended December 31, 2006 to 12.0% for the fiscal quarter ended December 31, 2007.

Other income, net increased $217, or 75.6%, from $287 for the fiscal quarter ended December 31, 2006 to $504 for the fiscal quarter ended December 31, 2007. The increase primarily relates to $148 of late fees charged to various terminated customers for untimely payments of their invoices.

Income before provision for income taxes decreased $1,949, or 70.2%, from $2,776 for the fiscal quarter ended December 31, 2006 to $827 for the fiscal quarter ended December 31, 2007. The decrease relates to

(i) the $2,147 decrease in our gross profit, and (ii) the $19 increase in our selling, general and administrative expenses, offset by the $217 increase in other income, net as noted above.

Our effective tax rate was 8.2% for the fiscal quarter ended December 31, 2007 as compared to 45.5% for the fiscal quarter ended December 31, 2006. The decrease in the effective tax rate primarily resulted from lower pre-tax income combined with the effects of expensing stock options in accordance with SFAS 123R and from annualizing our effective tax rate in accordance with Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” (“APB No. 28”).

Net income decreased $755, or 49.9%, from $1,514 for the fiscal quarter ended December 31, 2006 to $759 for the fiscal quarter ended December 31, 2007. The decrease is the result of (i) the decrease in gross profit, and (ii) the increase in selling, general and administrative expenses, offset by (i) the decrease in our effective tax and (ii) the increase in other income, net.

In addition, for the fiscal quarter ended December 31, 2007, there was a charge against net income available to common stockholders related to the New Mountain Transaction (see “Liquidity and Capital Resources”). This charge is for the accretion of transaction expenses which was $119 for the fiscal quarter ended December 31, 2007. For the fiscal quarter ended December 31, 2006, there were two charges against net loss available to common stockholders related to the New Mountain Transaction. The first of these charges relates to our series A redeemable convertible preferred stock (the “Series A Preferred Stock”) cash dividends, which amounted to $1,411 for the fiscal quarter ended December 31, 2006. The Series A Preferred Stock provides for an initial cash dividend equal to 7% of the investment amount (currently $80,000), which decreases to 3.5% after the fifth anniversary of issuance, March 19, 2009. The dividend of $1,411 represents the amount accrued for the fiscal quarter ended December 31, 2006. Our Board of Directors did not declare a dividend on the Series A Preferred Stock for the fiscal quarter ended December 31, 2007. The second charge is for the accretion of transaction expenses which was $119 for the fiscal quarter ended December 31, 2006.

After deducting these charges from net income, there remained net income (loss) available to common stockholders of $640 and $(16) for the fiscal quarters ended December 31, 2007 and 2006, respectively.

Six Months ended December 31, 2007 Compared to Six Months ended December 31, 2006

Revenue decreased $54,167, or 14.0%, from $388,017 for the six months ended December 31, 2006 to $333,850 for the six months ended December 31, 2007. This decrease was a result of a 19.6% decrease in our prescription count and a 25.9% decrease in the amount of covered lives, partially offset by a 6.9% increase in the gross revenue per prescription and an 8.4% increase in drug utilization. The increase in gross revenue per prescription is the result of a change in the customer mix.

Cost of claims decreased $49,482, or 14.4%, from $343,118 for the six months ended December 31, 2006 to $293,636 for the six months ended December 31, 2007. This decrease is commensurate with the decrease in revenue as noted above. As a percentage of revenue, cost of claims decreased from 88.4% to 88.0% for the six months ended December 31, 2006 and December 31, 2007, respectively.

Gross profit decreased $4,685, or 10.4%, from $44,899 for the six months ended December 31, 2006 to $40,214 for the six months ended December 31, 2007. This decrease is primarily comprised of i) a $5,826 reduction in gross profit from our PBM segment which primarily resulted from a 19.6% reduction in prescription count, and (ii) a $492 decrease in gross profit during the six months ended December 31, 2007 as compared to the six months ended December 31, 2006 primarily consisting of the $1,017 Rebate Error and the $1,523 Claims Payable Error as noted above, offset by a $1,646 increase in gross profit from our Specialty segment. Gross profit, as a percentage of revenue, increased from 11.6% to 12.0% for the six months ended December 31, 2006 and December 31, 2007, respectively.

Selling, general and administrative expenses increased $1,746, or 4.4%, from $40,044 for the six months ended December 31, 2006 to $41,790 for the six months ended December 31, 2007. This increase is primarily the result of (i) a $579 net increase in compensation and related items, inclusive of a $477 increase in one-time termination benefits, and a $1,040 increase in fees incurred from an unrelated consulting firm who was assisting us with our strategic review, offset by a $1,027 decrease in stock compensation expense primarily related to senior management changes during the fourth quarter of fiscal 2007, and (ii) a $1,529 increase in information-technology costs, which includes a $584 benefit from the prior year relating to the Lease Error as noted above. Offsetting these increases is the $831 Claims Payable Error.

Selling, general and administrative expenses as a percent of revenue increased from 10.3% for the six months ended December 31, 2006 to 12.5% for the six months ended December 31, 2007.

Other income, net increased $395, or 67.9%, from $582 for the six months ended December 31, 2006 to $977 for the six months ended December 31, 2007. The increase primarily relates to $329 of late fees charged to various terminated customers for untimely payments of their invoices for the six months ended December 31, 2007.

Income (loss) before the provision (benefit) for income taxes decreased $6,036, or 111.0%, from $5,437 for the six months ended December 31, 2006 to $(599) for the six months ended December 31, 2007. The decrease relates to (i) the $4,685 decrease in our gross profit, and (ii) the $1,746 increase in our selling, general and administrative expenses, offset by the $395 net increase in other income as noted above.

Our effective tax rate was 14.9% for the six months ended December 31, 2007 as compared to 46.2% for the six months ended December 31, 2006. The decrease in the effective tax rate primarily resulted from lower pre-tax income combined with the effects of expensing stock options in accordance with SFAS 123R and from annualizing our effective tax rate in accordance with APB No. 28.

Net income (loss) decreased $3,436, or 117.4%, from $2,926 for the six months ended December 31, 2006 to $(510) for the six months ended December 31, 2007. The decrease is the result of i) the decrease in gross profit, and ii) the increase in selling, general and administrative expenses, offset by (i) the decrease in our effective tax and (ii) the increase in other income, net.

In addition, for the six months ended December 31, 2007, there was a charge against net loss available to common stockholders related to the New Mountain Transaction. This charge is for the accretion of transaction expenses which was $239 for the six months ended December 31, 2007. For the six months ended December 31, 2006, there were two charges against net loss available to common stockholders related to the New Mountain Transaction. The first of these charges relates to our Series A Preferred Stock cash dividends, which amounted to $2,823 for the six months ended December 31, 2006. The Series A Preferred Stock provides for an initial cash dividend equal to 7% of the investment amount (currently $80,000), which decreases to 3.5% after the fifth anniversary of issuance, March 19, 2009. Our Board of Directors did not declare a dividend on the Series A Preferred Stock for the fiscal quarters ended September 30, 2007 and December 31, 2007. The second charge is for the accretion of transaction expenses which was $239 for the six months ended December 31, 2006.

After deducting these two charges from net income (loss), there remained net loss available to common stockholders of $(136) for the six months ended December 31, 2006 as compared to $(749) for the six months ended December 31, 2007.

Liquidity and Capital Resources

Our primary cash requirements are for capital expenditures and operating expenses, including cost of pharmaceuticals, software and hardware upgrades, funding of accounts receivable and inventory in our Mail Service and Specialty Service pharmacies. We have acquired eight companies since July 2000 utilizing primarily cash. This has had the effect of increasing our working capital deficits until sufficient profitability is earned to offset these deficits. As of December 31, 2007 and June 30, 2007, we had working capital/(deficit) of $255 and $(2,909), respectively.

In July 2006, we received approval from the Centers for Medicare & Medicaid Services (“CMS”) to operate as a national prescription drug plan (“PDP”) sponsor under Medicare Part D through our wholly-owned subsidiary, NMHC Group Solutions which commenced on January 1, 2007. In order for us to maintain our risk-bearing licensures, we must fulfill statutory capital and surplus requirements. We currently maintain $5,285 in a restricted cash account to fulfill such requirements. Effective January 1, 2008, we entered into a contract with CMS to provide “800 Series Only” Medicare Part D benefits solely to employer groups and discontinued offering our PDP to individual enrollees. In addition, effective January 1, 2008, we only provide non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. This change in PDP offerings may allow us to decrease the statutory capital and surplus amounts maintained in our restricted cash accounts and to no longer be subject to state licensure requirements in the majority of the 50 states and territories, other than in our domicile state of Delaware.

In addition, we may not be able to realize any return on our investments in Medicare initiatives if the cost and complexity of recent changes by and requirements of CMS exceed our expectations or prevent effective program implementation; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”) or for other reasons; if we fail to design and maintain programs that are attractive to our customers or individual Medicare participants; if we are not successful in retaining employer groups and their enrollees, or winning contract renewals or new contracts; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons.

Net cash provided by operating activities was $7,370 for the six months ended December 31, 2007 as compared to $8,007 for the six months ended December 31, 2006. This decrease of $637 is primarily the result of a (i) a $14,527 decrease in rebates payable to customers, and (ii) a $919 decrease in trade and other payables and accrued expenses. These decreases were partially offset by a $10,389 increase in rebates receivable and a $6,939 increase in claims payable to pharmacies. This decrease was further caused by $1,245 of net decreases in other operating activities.

Historically, the timing of our collections of accounts receivable and payments of accounts payable has generally been a net source of cash from operating activities. This is the result of the terms of trade in place with plan customers on the one hand, and our pharmacy networks on the other hand. These terms generally lead to our payments to participating pharmacies being slower than our corresponding collections from plan customers. We believe that this situation is not unusual in the PBM industry and expect to operate on similar terms for the foreseeable future. However, there can be no assurance that such terms of trade will continue in the future and, if they were to change materially, we could require additional working capital financing. If such terms of trade were to change materially, and/or if we were unable to obtain additional working capital financing, there could be a material adverse effect on our business, financial condition, or results of operations. We were in compliance with all covenants as set forth in the Credit Facility, as amended, as of December 31, 2007. On September 30, 2007, we received an amendment and waiver to our Credit Facility with JPMorgan, to temporarily amend and waive certain provisions of the Credit Facility. As a result of the amendment and waiver, among other things, (i) we are entitled to borrow up to $25,000 pursuant to the Credit Facility, (ii) the maturity date of the Credit Facility was accelerated to March 31, 2008, (iii) through the maturity date of the Credit Facility, the spread at which we can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by us on the unutilized portion of our Credit Facility is 0.50%. We are currently in the process of exploring alternative financing arrangements subsequent to March 31, 2008 so we can access any funds as needed. We currently expect to enter into a new Credit Facility on or before March 31, 2008.

Net cash used in investing activities was $1,419 for the six months ended December 31, 2007 as compared to $3,435 for the six months ended December 31, 2006. The $1,419 net cash used in investing activities for the six months ended December 31, 2007 was used for capital expenditures.

Net cash used in financing activities was $256 for the six months ended December 31, 2007 as compared to $1,222 for the six months ended December 31, 2006. This decrease of $966 is primarily the result of a $1,586 decrease in proceeds from the exercise of stock options, offset by (i) a $1,133 decrease in payments towards our capital lease obligations and (ii) the non-payment of dividends during the six months ended December 31, 2007. Our Board of Directors did not declare a dividend on the Series A Preferred Stock for the fiscal quarters ended September 30, 2007 and December 31, 2007.

Line of Credit

On January 28, 2005, we entered into a five-year $65,000 line of credit (the “Credit Facility”) with a syndicate of commercial banks led by JPMorgan Chase Bank, N.A (“JPMorgan”). The Credit Facility contains various covenants that, among other things, require us to maintain certain financial ratios, which are consolidated net worth, consolidated fixed charge ratio and consolidated debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. The consolidated fixed charge ratio and the consolidated debt to EBITDA ratio are evaluated by JPMorgan as a measure of our liquidity and our ability to meet all of our obligations under the Credit Facility. As of December 31, 2007, there was no principal balance outstanding under the Credit Facility. We were in compliance with all covenants as set forth in the Credit Facility, as amended, as of December 31, 2007. On September 30, 2007, we received an amendment and waiver to our Credit Facility with JPMorgan, to temporarily amend and waive certain provisions of the Credit Facility. As a result of the amendment and waiver, among other things, (i) we are entitled to borrow up to $25,000 pursuant to the Credit Facility, (ii) the maturity date of the Credit Facility was accelerated to March 31, 2008, (iii) through the maturity date of the Credit Facility, the spread at which we can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by us on the unutilized portion of our Credit Facility is 0.50%. We are currently in the process of exploring alternative financing arrangements subsequent to March 31, 2008 so we can access any funds as needed. We currently expect to enter into a new Credit Facility on or before March 31, 2008.

EBITDA

We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income and cash flows from operations, which measure actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net (loss) income are significant components of our consolidated statements of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

EBITDA per adjusted prescription is calculated by dividing EBITDA by the adjusted prescription volume for the period. This measure is used as an indicator of our EBITDA performance on a per-unit basis, providing insight into the cash-generating potential of each prescription. EBITDA per adjusted prescription reflects the level of efficiency in the business and is affected by changes in prescription volumes between retail and mail, as well as the relative representation of brand-name, generic and specialty drugs.

Net cash provided by operating activities can be reconciled to EBITDA, which we believe to be the most directly comparable financial measure to net cash provided by operating activities, as follows:

	Six Months Ended December 31,
	2007	2006

Net cash provided by operating activities	$7,370	$8,007
(Benefit) provision for income taxes	(89)	2,511
Interest (income) expense, net	(975)	(561)
Net change in assets and liabilities	(2,204)	3,533
Non-cash items to reconcile net cash from operations to net (loss) income	(1,699)	(4,036)

EBITDA	$2,403	$9,454

Adjusted prescriptions(1)	11,173	13,895
EBITDA per adjusted prescription	$0.22	$0.68

(1)	Estimated adjusted prescription volume equals the Mail Service prescriptions multiplied by 3, plus retail and Specialty prescriptions. These Mail Service prescriptions are multiplied by 3 to adjust for the fact that they include approximately 3 times the amount of product days supplied compared with retail prescriptions.

Contractual Obligations

We lease offices and warehouse space throughout the United States under various operating leases. We also lease pill dispensing and counting devices for use in our Mail Service pharmacy, as well as computer equipment, for use in our various offices. In addition, we lease office equipment and computer software under various capital leases.

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of December 31, 2007:

Payments Due by Period

	Total	2008	2009-2010	2011-2012	Thereafter

Capital lease obligations	$2,184	$939	$1,091	$154	$—
Operating leases	11,391	3,954	5,092	1,385	960

Total contractual cash obligations	$13,575	$4,893	$6,183	$1,539	$960

Off-Balance Sheet Arrangements

Other than lease obligations noted above, we do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Commitments and Contingencies

As an approved PDP sponsor, in order for us to maintain our risk-bearing licensures, we must fulfill statutory capital and surplus requirements. We currently maintain $5,285 in a restricted cash account to fulfill such requirements. Effective January 1, 2008, we entered into a contract with CMS to provide “800 Series Only” Medicare Part D benefits solely to employer groups and discontinued offering its PDP to individual enrollees. In addition, effective January 1, 2008, we only provide non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. This change in PDP offerings may allow us to decrease the statutory capital and surplus amounts maintained in our restricted cash accounts and to no longer be subject to state licensure requirements in the majority of the 50 states and territories, other than in our domicile state of Delaware.

Certain of our business acquisition agreements include “earn-out” provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

We entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the “purchase agreement”). Pursuant to the purchase agreement, we agreed, subject to various conditions, to issue to New Mountain Partners, L.P. a total of 6,956,522 shares of the Series A Preferred Stock at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, we completed the sale of the Series A Preferred Stock to New Mountain Partners, L.P. and used approximately $49,000 of the proceeds of the sale of the Series A Preferred Stock to purchase, pursuant to a tender offer, 4,448,900 shares of our outstanding common stock at $11.00 per share (collectively, the “New Mountain Transaction”).

Following the completion of the tender offer, New Mountain Partners, L.P. owned securities at March 19, 2004 that were initially convertible into approximately 64% of our issued and outstanding common stock and prior to conversion of the Series A Preferred Stock were entitled to cast that number of votes that is equal to approximately 60% of our aggregate voting power. Following the closing of the New Mountain transaction, New Mountain Partners, L.P. was entitled to and did nominate and elect 60% of the members of our Board of Directors.

We used the remaining proceeds from the issuance and sale of the Series A Preferred Stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the Inteq acquisition and working capital purposes. See Note 7, “Business Acquisitions” for descriptions of the various acquisitions that have been consummated in the last 4 years.

The Series A Preferred Stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. Initially, the Series A Preferred Stock was convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of 6,956,522 shares of the Company’s common stock. Subject to certain conditions, the aggregate liquidation value of the Series A Preferred Stock is the greater of $11.50 per share plus all unpaid dividends, whether or not declared, or the amount that would be payable to a holder of the Series A Preferred Stock if the Series A Preferred Stock was converted into common stock immediately prior to the liquidation. Our Board of Directors did not declare a dividend on the Series A Preferred Stock for the fiscal quarters ended September 30, 2007 and December 31, 2007. Accordingly, the aggregate liquidation value of the Series A Preferred Stock increased by $2,823 and the number of shares of common stock into which the preferred stock may convert increased by 245,479.

Subject to certain conditions, after the fourth anniversary of its issuance, we can redeem shares of the Series A Preferred Stock at its reported value on our consolidated balance sheet plus all unpaid dividends, whether or not declared. Subject to certain conditions, after the seventh anniversary of its issuance, we can redeem shares of Series A Preferred Stock at $11.50 per share plus all unpaid dividends, whether or not declared. After the tenth anniversary of the issuance of the Series A Preferred Stock, each holder of shares of Series A Preferred Stock may require us to redeem all or a part of that holder’s shares of Series A Preferred Stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared.

On September 30, 2007, we received an amendment and waiver to our Credit Facility with JPMorgan, to temporarily amend and waive certain provisions of the Credit Facility. As a result of the amendment and waiver, among other things, (i) we are entitled to borrow up to $25,000 pursuant to the Credit Facility, (ii) the maturity date of the Credit Facility was accelerated to March 31, 2008, (iii) through the maturity date of the Credit Facility, the spread at which we can borrow is 2.25% above LIBOR and the Federal funds rate and

1.25% above JPMorgan’s prime rate, and the fee incurred by us on the unutilized portion of our Credit Facility is 0.50%.

We anticipate that current cash positions, together with anticipated cash flow from operations and our borrowing capabilities, will be sufficient to satisfy our contemplated cash requirements for at least 24 months. This is based upon current levels of capital expenditures and anticipated operating results for the next 24 months. In addition, we will require cash to acquire inventory for our Mail Service and Specialty Service operations, and fulfill statutory capital and surplus requirements in connection with our PDP. In the event that our plans change or our assumptions prove to be inaccurate, or our cash on hand together with the proceeds from our revolving Credit Facility prove to be insufficient or unavailable to fund operations, we could be required to seek additional financing sooner than anticipated. There can be no assurance that such financing could be obtained at rates or on terms acceptable to us, if at all. We are currently in the process of exploring alternative financing arrangements subsequent to March 31, 2008 so we can access any funds as needed. We currently expect to enter into a new credit facility on or before March 31, 2008.

For the three and six months ended December 31, 2007, 21.0% and 19.5%, respectively, of our revenue was from Boston Medical Center Health Plan, Inc. (“BMC”) a current customer, which is reported within the PBM segment. Amounts due from BMC approximated $5,699 as of December 31, 2007. In addition, for the three and six months ended December 31, 2007, 20.1% and 19.4%, respectively, of our revenue was from State of Hawaii (“SOH”), a current customer, which is reported within the PBM segment. Amounts due from SOH approximated $4,151 as of December 31, 2007.

Other Matters

Inflation

Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect our revenue and cost of claims.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates and assumptions are based upon a combination of historical information and various other assumptions believed to be reasonable under the particular circumstances. Actual results may differ from our estimates. For a full description of our accounting policies, please refer to the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the SEC on September 13, 2007.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (ii) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 is effective for fiscal years that begin after November 15, 2007, which for the Company is July 1, 2008, and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 157 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) to provide companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for fiscal years that begin after November 15, 2007, which for the Company is July 1, 2008, and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 159 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 159 will have on the consolidated financial statements.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market risk sensitive instruments is immaterial.

Item 4.	Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Although the management of our Company, including the Chief Executive Officer and the Chief Financial Officer, believes that our disclosure controls and internal controls currently provide reasonable assurance that our desired control objectives have been met, management does not expect that our disclosure controls or internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

There have been no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred in this period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The Company will continue to evaluate the effectiveness of its internal controls and procedures on an ongoing basis and will implement further actions as necessary in its continuing efforts to strengthen the internal control process.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time we become subject to legal proceedings and claims in the ordinary course of business. Such claims, even if without merit, could result in the significant expenditure of our financial and managerial resources. While the ultimate outcome of those claims and lawsuits which currently are pending cannot be predicted with certainty, we believe, based on our understanding of the facts of these claims and proceedings, that their ultimate resolution will not, in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Item 1A.	Risk Factors

Reference is made to the risk factors set forth in Part I, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. There have been no material changes with regard to the risk factors disclosed in such 10-K.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

Number		Description of Exhibit

2	.1+	Stock Purchase Agreement dated as of July 31, 2003 by and among NMHC and Portland Professional Pharmacy, Portland Professional Pharmacy Associates and the individuals listed on Schedule I thereto(3)
2	.2+	Amended and Restated Preferred Stock Purchase Agreement dated November 26, 2003 by and between NMHC and New Mountain Partners, L.P.(4)
2	.3+	Asset Purchase Agreement dated as of April 1, 2004 among NMHC, Inteq PBM, LP, Inteq-RX Group, LLP, and the other persons named therein(6)
2	.4+	Stock Purchase Agreement dated March 7, 2005 by and among NMHC, PCN Acquisition Corp., Pharmaceutical Care Network, and California Pharmacists Association(7)
3.1		Certificate of Incorporation of NMHC(2)
3.2		Certificate of Amendment of the Certificate of Incorporation of NMHC(5)
3.3		Amended and Restated By-Laws of NMHC(8)
4.1		Specimen of Common Stock Certificate(9)
4.2		Specimen of Series A 7% Convertible Preferred Stock Certificate(9)
4.3		Form of Representatives’ Warrant Agreement by and among NMHC, Ryan, Beck & Co., Inc. and Pennsylvania Merchant Group, including form of Warrant Certificate(1)
4.4		Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of NMHC(5)

Number	Description of Exhibit

10.1	Lease Extension to Lease dated January 28, 2008 between Sunbeam Development Corporation and NMHCRx Mail Order, Inc.
10.2	Employment Agreement between NMHC and Stuart Diamond dated as of November 13, 2007(9)
10.3	Employment Agreement between NMHC and George P. McGinn, Jr. dated as of November 13, 2007(9)
10.4	Employment Agreement between NMHC and Mark Adkison dated as of November 13, 2007(9)
10.5	Employment Agreement between NMHC and Marty Magill dated as of November 13, 2007(9) Form of Restricted Stock Agreement(9)
10.6	First Amendment to Chairman Agreement dated as of January 28, 2008(10)
31.1	Rule 13a-14(a)/15d-14(a) Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Rule 13a-14(a)/15d-14(a) Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act
32.1	Section 1350 Certification of CEO as adopted by Section 906 of the Sarbanes-Oxley Act
32.2	Section 1350 Certification of CFO as adopted by Section 906 of the Sarbanes-Oxley Act

+	As directed by Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Denotes document filed as an Exhibit to NMHC’s Registration Statement on Form S-1 (Registration Number: 333-72209) and incorporated herein by reference.

(2)	Denotes document filed as Exhibit C to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on December 21, 2001 and incorporated herein by reference.

(3)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K for the fiscal year ended June 30, 2003 and incorporated herein by reference.

(4)	Denotes document filed as Annex B to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on February 19, 2004 and incorporated herein by reference.

(5)	Denotes document filed as an Exhibit to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2004 and incorporated herein by reference.

(6)	Denotes document filed as an Exhibit to NMHC’s Form 8-K filed on April 14, 2004 and incorporated herein by reference.

(7)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on March 11, 2005 and incorporated herein by reference.

(8)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on November 14, 2005 and incorporated herein by reference.

(9)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2007 and incorporated herein by reference.

(10)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL MEDICAL HEALTH CARD
SYSTEMS, INC.
(Registrant)

By:	/s/ Thomas W. Erickson
Thomas W. Erickson
President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Stuart Diamond
Stuart Diamond
Chief Financial Officer
(Principal Financial Officer)
Date: February 8, 2008

ANNEX F

NMHC’S QUARTERLY REPORT ON FORM 10-Q
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the quarterly period ended September 30, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 000-26749

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	11-2581812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

26 Harbor Park Drive, Port Washington, NY (Address of principal executive offices)	11050 (Zip Code)

Registrant’s telephone number, including area code:
(516) 605-6625

N/A
(former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes      No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes     No ☑

Indicate the number of shares outstanding of the registrant’s common stock, as of the latest practicable date: The registrant had 5,525,137 shares of common stock issued and outstanding as of November 6, 2007.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
QUARTERLY REPORT ON FORM 10-Q

Forward Looking Statements

This Quarterly Report on Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the Company, its business future financial results of the pharmacy benefit management (“PBM”) and specialty pharmacy industries and other legal, regulatory and economic developments. We use words such as “may,” “could,” “estimate,” “believe,” “anticipate,” “intend,” “expect” and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors. These factors include risks relating to pricing, competition in the bidding and proposal process, our ability to consummate contract negotiations with prospective customers, dependence on key members of management, government regulation, acquisitions and affiliations, the market for PBM services and other factors.

The foregoing factors are not exhaustive. You should carefully consider the foregoing factors and the other uncertainties and potential events described in our Annual Report on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission.

PART I — FINANCIAL INFORMATION

Item 1.  Financial Statements

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2007	2007
	(Unaudited)
	(In thousands, except for share data)

ASSETS
Current Assets:
Cash and cash equivalents	$625	$705
Restricted cash	19,220	19,276
Accounts receivable, net	62,947	62,465
Rebates receivable	35,107	42,417
Inventory	6,614	6,250
Prepaid expenses and other current assets	3,045	2,758
Deferred tax assets	2,091	1,913

Total current assets	129,649	135,784
Property and equipment, net	13,641	14,541
Intangible assets, net	2,428	2,551
Goodwill	99,414	99,414
Other non-current assets	551	799

Total Assets	$245,683	$253,089

LIABILITIES, REDEEMABLE PREFERRED EQUITY AND COMMON STOCKHOLDERS’ EQUITY
Current Liabilities:
Claims payable to pharmacies	$62,479	$59,508
Rebates payable to customers	41,529	45,668
Trade and other payables and accrued expenses	15,374	19,804
Current portion of capital lease obligations	1,002	989
Customer deposits payable	12,066	12,244
Other current liabilities	209	954

Total current liabilities	132,659	139,167
Capital lease obligations, less current portion	1,453	1,486
Other non-current liabilities	1,103	1,330
Deferred tax liabilities	8,790	8,780

Total liabilities	144,005	150,763

Commitments and Contingencies
Redeemable Preferred Equity:
Series A redeemable convertible preferred stock $.10 par value; 15,000,000 shares authorized, 6,956,522 issued and outstanding, aggregate liquidation preference of $81,396,167	76,933	76,813
Common Stockholders’ Equity:
Common Stock, $.001 par value; 35,000,000 shares authorized, 10,164,125 and 10,158,221 shares issued, 5,524,225 and 5,518,321 outstanding, respectively	10	10
Additional paid-in capital	133,741	133,120
Accumulated deficit	(57,127)	(55,738)
Treasury stock at cost, 4,639,900 shares	(51,879)	(51,879)

Total common stockholders’ equity	24,745	25,513

Total Liabilities, Redeemable Preferred Equity and Common Stockholders’ Equity	$245,683	$253,089

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Quarters Ended
	September 30,	September 30,
	2007	2006
	(Unaudited)
	(In thousands, except for per share data)

Revenue (excludes participant co-payments retained by the pharmacies of $52,388 and $74,634, respectively)	$164,907	$188,713
Cost of claims (excludes participant co-payments retained by the pharmacies of $52,388 and $74,634, respectively)	145,243	166,512

Gross profit	19,664	22,201
Selling, general and administrative expenses	21,563	19,836

Operating (loss) income	(1,899)	2,365

Other income (expense):
Interest expense	(101)	(149)
Interest income	571	432
Other income, net	2	12

	472	295
(Loss) income before (benefit) provision for income taxes	(1,427)	2,660
(Benefit) provision for income taxes	(158)	1,249

Net (loss) income	$(1,269)	$1,411

Redeemable convertible preferred stock cash dividends	—	1,412
Accretion of transaction expenses	120	120

Net loss available to common stockholders	$(1,389)	$(121)

Loss per common share:
Basic	$(0.25)	$(0.02)
Diluted	$(0.25)	$(0.02)
Weighted-average shares outstanding:
Basic	5,522	5,375

Diluted	5,522	5,375

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

			Additional
	Common Stock		Paid-in	Accumulated	Treasury Stock
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
	(Unaudited)
	(In thousands)

Balances at June 30, 2007	10,158	$10	$133,120	$(55,738)	4,640	$(51,879)	$25,513
Accretion of transaction expenses related to preferred stock offering	—	—	—	(120)	—	—	(120)
Exercise of stock options	2	—	14	—	—	—	14
Issuance of common stock for consulting services	4	—	63	—	—	—	63
Stock option income tax benefit	—	—	27	—	—	—	27
Stock-based compensation	—	—	517	—	—	—	517
Net loss	—	—	—	(1,269)	—	—	(1,269)

Balances at September 30, 2007	10,164	$10	$133,741	$(57,127)	4,640	$(51,879)	$24,745

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Quarters Ended
	September 30,	September 30,
	2007	2006
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net (loss) income	$(1,269)	$1,411
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,021	2,276
Issuance of common stock for consulting services	63	—
Stock-based compensation expense	517	1,024
Amortization of deferred gain	—	(12)
Amortization of deferred financing costs	28	28
Loss on impairment of capital assets	95	—
Provision for doubtful accounts	(192)	669
Deferred income tax (benefit) provision	(168)	672
Excess tax benefit from exercise of stock options	(4)	—
Net changes in assets and liabilities:
Restricted cash	56	2,074
Accounts receivable, net	(290)	(6,306)
Rebates receivable	7,310	5,857
Inventory	(364)	(722)
Prepaid expenses and other current assets	(287)	(3,051)
Other non-current assets	220	20
Claims payable to pharmacies	2,971	(1,796)
Rebates payable to customers	(4,139)	681
Trade and other payables and accrued expenses	(4,449)	(2,810)
Customer deposits payable	(178)	—
Other current liabilities	(718)	3,412
Other non-current liabilities	(227)	95

Net cash provided by operating activities	996	3,522

Cash flows from investing activities:
Capital expenditures	(836)	(1,178)
Acquisition of PPP	—	(901)
Acquisition of MPP	—	(100)
Proceeds from sale of capital assets	—	5

Net cash used in investing activities	(836)	(2,174)

Cash flows from financing activities:
Proceeds from exercise of stock options	14	1,616
Excess tax benefit from exercise of stock options	4	—
Repayments of capital lease obligations	(258)	(1,165)

Net cash (used in) provided by financing activities	(240)	451

Net (decrease) increase in cash and cash equivalents	(80)	1,799
Cash and cash equivalents at beginning of period	705	8,410

Cash and cash equivalents at end of period	$625	$10,209

The accompanying condensed notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All in thousands, except share amounts)
(UNAUDITED)

1.	BUSINESS AND BASIS OF PRESENTATION

National Medical Health Card Systems, Inc. (the “Company” or “NMHC”) provides comprehensive pharmacy benefit management (“PBM”) services to plan customers, which include managed care organizations, local governments, unions, corporations, health maintenance organizations (“HMO”), employers, workers’ compensation plans, third party health care plan administrators and federal and state government programs through its network of licensed pharmacies throughout the United States. The Company’s PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access and reporting and information analysis. The Company owns a mail service pharmacy (“Mail Service”) and a specialty pharmacy (“Specialty Service”). In addition, the Company is a national provider of drug benefits to its customers under the federal government’s Medicare Part D program.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the Securities and Exchange Commission’s (“SEC”) rules and regulations for reporting on Form 10-Q. Accordingly, certain information and disclosures required by accounting principles generally accepted in the United States for complete consolidated financial statements are not included herein. In the opinion of the Company’s management, all adjustments, which include adjustments of a normal recurring nature necessary for a fair statement of the financial position, results of operations and cash flows at the dates and for the periods presented, have been included. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of June 30, 2007 included in the Company’s Annual Report on Form 10-K.

2.	RECENTLY ADOPTED FINANCIAL ACCOUNTING STANDARD

On July 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation Number 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 also provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The adoption of the provisions of FIN 48 did not have a material impact on the Company’s consolidated financial position. The Company does not have any unrecognized tax benefits and has not recognized any interest or penalties on the consolidated statements of income for the periods presented. The Company’s continuing practice is to record any interest or penalties related to tax positions in selling, general and administrative expenses in its consolidated statements of income. The Company files income tax returns in the

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. federal jurisdiction and various states. There is currently an Internal Revenue Service (“IRS”) examination in process for the fiscal years ended June 30, 2006 and 2005. The examination is in the beginning stages and no projections as to the outcome can be made at this time. The Company is no longer subject to U.S. federal income tax examinations by the IRS and most state and local authorities for fiscal tax years ended prior to July 1, 2003. Certain state authorities may subject the Company to examination for fiscal tax years ended June 30, 2003.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 is effective for fiscal years that begin after November 15, 2007 which for the Company is July 1, 2008 and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 157 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) to provide companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for fiscal years that begin after November 15, 2007 which for the Company is July 1, 2008 and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 159 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 159 will have on the consolidated financial statements.

4.	MEDICARE PRESCRIPTION DRUG PLAN SPONSOR

In July 2006, the Company received approval from the Centers for Medicare & Medicaid Services (“CMS”) to operate as a national prescription drug plan (“PDP”) sponsor under Part D of the Medicare program through its wholly-owned subsidiary, NMHC Group Solutions Insurance, Inc. (“NMHC Group Solutions”) which commenced on January 1, 2007. As an approved PDP sponsor, NMHC Group Solutions is able to provide the PDP Medicare benefits to both individual enrollees and employer groups wishing to contract indirectly with CMS to offer a PDP to eligible members. In addition, as an approved PDP sponsor, NMHC Group Solutions is able to operate as a risk-bearing entity for individual enrollees and employer groups. Currently, NMHC Group Solutions is acting as a risk-bearing entity only for individual enrollees in its PDP and not employer groups.

In order for NMHC Group Solutions to maintain its risk-bearing licensures in the various states, it must fulfill statutory, capital and surplus requirements. NMHC Group Solutions currently maintains $5,223 in a cash account to fulfill such requirements. NMHC Group Solutions has obtained licensure in its domicile state, Delaware, and in eight additional states to operate as a risk-bearing entity under Medicare Part D. As of September 30, 2007, NMHC Group Solutions had $100 in escrow for the protection of Delaware policyholders and an additional $600 in Delaware accounts set aside to fulfill other state deposit requirements. CMS also

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requires that NMHC Group Solutions maintain $100 in a restricted escrow account for the benefit of policyholders to comply with insolvency requirements.

NMHC Group Solutions does not intend to continue to provide its PDP to individual enrollees as of January 1, 2008. CMS has acknowledged NMHC Group Solutions intent to provide the PDP Medicare benefits solely to employer groups. In addition, effective January 1, 2008, NMHC Group Solutions will only be providing non-risk bearing Medicare benefits to employer groups that will directly reimburse them for any prescription drug costs. NMHC Group Solutions does not intend to offer its PDP to employer groups in instances where it could be subject to risk. This change in PDP offerings may allow NMHC Group Solutions to decrease the statutory, capital and surplus amounts maintained in its restricted cash accounts and to no longer be subject to state licensure requirements in the majority of the 50 states and territories, other than in its domicile state of Delaware.

5.	NEW MOUNTAIN TRANSACTION

The Company entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the “purchase agreement”). Pursuant to the purchase agreement, the Company agreed, subject to various conditions, to issue to New Mountain Partners, L.P. a total of 6,956,522 shares of series A redeemable convertible preferred stock (the “series A preferred stock”) at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, the Company completed the sale of the series A preferred stock to New Mountain Partners, L.P. and used approximately $49,000 of the proceeds of the sale of the series A preferred stock to purchase, pursuant to a tender offer, 4,448,900 shares of the Company’s outstanding common stock at $11.00 per share (collectively, the “New Mountain Transaction”). Prior to the closing of the New Mountain Transaction, Bert E. Brodsky, a former chairman of the Board of Directors, and certain stockholders related to him, held (assuming the exercise of options and warrants to acquire 330,000 shares of the Company’s common stock held by Mr. Brodsky, which occurred in April 2004), in the aggregate, approximately 59% of the Company’s outstanding common stock and had agreed to tender 4,448,900 shares, or approximately 54% of the Company’s outstanding common stock, held by them, into the tender offer. No other stockholders tendered shares in the offer.

Following the completion of the tender offer, and the exercise of the options and warrants held by Mr. Brodsky, which occurred in April 2004, New Mountain Partners, L.P. owned securities at March 19, 2004 that were initially convertible into approximately 64% of the Company’s issued and outstanding common stock and prior to conversion of the series A preferred stock were entitled to cast that number of votes that is equal to approximately 60% of the Company’s aggregate voting power. Following the closing of the New Mountain Transaction, New Mountain Partners, L.P. was entitled to and did nominate and elect 60% of the members of the Company’s Board of Directors.

The Company used the remaining proceeds from the issuance and sale of the series A preferred stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the acquisition of Inteq PBM, L.P., The INTEQ-RX Group, LLP and certain other owners named therein (collectively “Inteq”) and for working capital purposes.

The series A preferred stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. Initially, the series A preferred stock was convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of 6,956,522 shares of the Company’s common stock. Subject to certain conditions, the liquidation value of the series A preferred stock is the greater of $11.50 per share plus all unpaid dividends, whether or not declared, or the amount that would be payable to a holder of the series A preferred stock if the series A preferred stock was converted into common stock immediately prior to the liquidation. In September 2007, the Company’s Board of Directors determined to not pay a dividend on the series A preferred stock for the fiscal quarter

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended September 30, 2007. Accordingly, the liquidation value of the series A preferred stock increased by $1,397 and the number of shares of common stock into which the preferred stock may convert increased by 121,406.

After March 19, 2008, if the Company’s common stock is trading at or above a stated level, and subject to the satisfaction of other conditions, the Company may, at its option, redeem shares of the series A preferred stock at a price equal to its reported value on the Company’s consolidated balance sheet plus all unpaid dividends, whether or not declared. After March 19, 2011, the Company may, at its option, redeem shares of series A preferred stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared. After March 19, 2014, each holder of shares of series A preferred stock may require the Company to redeem all or a part of that holder’s shares of series A preferred stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared.

Upon the closing of the New Mountain Transaction, the Company recorded a non-recurring, non-cash charge to net income available to holders of the Company’s common stock for a beneficial conversion feature related to the series A preferred stock. Such non-cash charge reflected the difference between the fair market value of the Company’s common stock on the date of the closing of the New Mountain Transaction ($24.00 per share as of March 19, 2004) and the effective conversion price of $11.29 (after deducting the closing payment of $1,450 payable to New Mountain Partners, L.P.) multiplied by 6,956,522, the number of shares of the Company’s common stock into which the series A preferred stock held by New Mountain Partners, L.P. is convertible. The maximum amount of the beneficial conversion feature was limited to $80,000, which was the purchase price of the series A preferred stock.

6.	BUSINESS ACQUISITIONS

Maintenance Prescriptions Programs, Inc.  In July 2006, the Company entered into an Asset Purchase Agreement with Maintenance Prescriptions Programs, Inc., a New York corporation, and certain other owners named therein (collectively “MPP”), pursuant to which the Company agreed to acquire a customer contract from MPP relating to their mail service business. The aggregate purchase price of the acquired asset was $355. The Company has paid the former owners of MPP $266 out of the Company’s working capital with the remainder of the purchase price due by July 31, 2008. The purchase price for this contract was allocated to intangible assets and is being amortized over three (3) years.

Pharmaceutical Care Network.  On March 7, 2005, the Company acquired all of the outstanding stock of Pharmaceutical Care Network (“PCN”), a California corporation, from the California Pharmacists Association (“CPhA”). PCN provided customary PBM services to corporations, HMO’s, insurance companies, third party administrators and union trusts. The aggregate purchase price of PCN was $13,000. In addition, the Company agreed to pay earnouts to CPhA, as additional purchase price, up to $30,000 over a three-year period if certain financial and performance targets are achieved. As of September 30, 2007, the financial and performance targets have not been achieved. The funds for the payment of the purchase price in connection with the PCN acquisition were obtained out of the Company’s working capital and the JPMorgan credit facility. See Note 8, “Line of Credit” for more information.

In addition to the $13,000 purchase price for the acquisition of PCN, there was $561 of acquisition related expenses incurred by the Company. Of the $13,000, $10,500 was paid to CPhA and certain of PCN’s current and former employees who participated in its Long Term Incentive Plan, and $2,500 was deposited into escrow to secure CPhA’s obligations under the purchase agreement. All escrow amounts securing CPhA’s obligations under the purchase agreement were released in accordance with the terms of the purchase agreement. At the time of the acquisition, PCN had approximately $30,942 of assets which included $16,711 of cash, $2,734 of restricted cash, $3,204 of accounts receivable, $6,090 of rebates receivable, $1,139 of other assets and $1,064 of property and equipment. They also had approximately $27,040 of liabilities which included $26,848 of claims and accounts payable, $97 of other current liabilities and $95 of other long-term

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liabilities. As a result of the PCN acquisition, $2,842 of severance and exit costs were accrued with $1,213 recorded as a deferred tax asset and $1,629 recorded as additional goodwill. Of this amount, $1,349 was paid as of September 30, 2007 and $332 was offset against goodwill as various employees did not satisfy conditions to receive their originally designated severance package. The acquisition was accounted for under the purchase method of accounting and the results of PCN’s operations were included in the consolidated financial statements commencing as of the closing date of the PCN acquisition. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $12,053, and consisted of the following components: “know how” and computer software valued at $870 which are being amortized over ten (10) years; customer relationships valued at $380 which are being amortized over ten (10) years; and goodwill of $10,803. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) the goodwill is not being amortized.

Ascend.  On July 31, 2003, the Company entered into a Stock Purchase Agreement with Portland Professional Pharmacy (“PPRX”), Portland Professional Pharmacy Associates (“PRXA”, and together with PPRX, “Specialty”, “Specialty Service”, “PPP” or “Ascend”) and the individual shareholders (the “PPP Shareholders”) to purchase all of the shares of PPP for $3,150. PPP provides specialty-pharmacy services in a broad range of areas, including women’s health, pediatric care, men’s health and transplant. Funds for the PPP acquisition were supplied by the JPMorgan credit facility. See Note 8, “Line of Credit” for more information. The Company has positioned PPP as a preferred provider with PPP’s target markets while focusing on the extension of their specialty services to the Company’s PBM segment. In addition, the Company agreed to pay earnouts to the PPP Shareholders, as additional purchase price, up to $7,000 over a three-year period if the PPP business achieved certain financial targets. At the Company’s sole discretion, as much as 50% of the $7,000 could be paid in the form of the Company’s common stock. For the first year ended July 31, 2004, $716 was earned and was settled on September 15, 2004. Of this amount, $358 was paid in cash and $358 was paid in the form of the Company’s common stock (12,650 shares at $28.30 per share). For the second year ended July 31, 2005, $850 was earned and was settled on September 15, 2005. Of this amount, $425 was paid in cash and $425 was paid in the form of the Company’s common stock (17,127 shares at $24.84 per share). For the third year ended July 31, 2006, $931 was earned and was settled on September 30, 2006. Of this amount, $901 was paid in cash and $30 offset various legal fees paid by the Company on behalf of the former PPP Shareholders.

In addition to the $3,150 purchase price for PPP, there was $77 of acquisition related expenses incurred by the Company. At the time of the acquisition, PPP had approximately $1,664 of assets which included $177 of cash, $889 of accounts receivable, $539 of inventory, and $59 of property and equipment. PPP also had approximately $1,423 of liabilities, which included $609 of bank debt, which was paid off at closing and $814 of miscellaneous payables. The acquisition was accounted for under the purchase method of accounting and the results of PPP’s operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $2,986, and consisted of the following components: (i) customer relationships valued at $295 which are being amortized over seven (7) years; (ii) employment and non-compete agreements valued at $100 each which are being amortized over four (4) years; (iii) the Portland Professional Pharmacy trade name valued at $100 which is being amortized over four (4) years; and (iv) goodwill of $2,391. From the date of acquisition through September 30, 2007, goodwill has increased by $2,497, which represents the cumulative amount of earnouts earned by PPP. In accordance with SFAS No. 142, the goodwill is not being amortized. For tax purposes the Company has made an election which will allow it to amortize the goodwill and other intangibles over fifteen years.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

As of September 30, 2007 and June 30, 2007, the carrying amount of goodwill for the PBM and Specialty segments was $94,526 and $4,888, respectively. Goodwill is primarily comprised of the excess acquisition

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costs over the fair value of the net tangible and identifiable assets acquired by the Company, which has been allocated to goodwill. Goodwill also includes any earnouts earned in conjunction with the various business acquisitions. There has been no impairment of goodwill during the fiscal quarter ended September 30, 2007. As of September 30, 2007, $82,021 of the Company’s goodwill is deductible for income tax purposes on a straight-line basis over 15 years.

The following is a summary of the Company’s intangible assets:

	September 30, 2007			June 30, 2007
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Intangible assets:
PBM(1)	$7,034	$4,725	$2,309	$7,034	$4,619	$2,415
Specialty(2)	595	476	119	595	459	136

Total	$7,629	$5,201	$2,428	$7,629	$5,078	$2,551

(1)	Primarily comprised of the excess acquisition costs over the fair value of the net tangible and identifiable assets acquired by the Company, which has been allocated to intangible assets. The intangible assets consist primarily of customer relationships. See Note 6, “Business Acquisitions” for more information.

(2)	Represents the Specialty Service segment primarily reflecting the excess of the Ascend purchase price over the net tangible and identifiable assets acquired, which has been allocated to intangible assets. The intangible assets consist primarily of customer relationships and employment agreements. See Note 6, “Business Acquisitions” for more information.

8.	LINE OF CREDIT

On January 28, 2005, the Company and certain of its subsidiaries entered into a five-year $65,000 line of credit (the “credit facility”) with a syndicate of commercial banks led by JPMorgan Chase Bank, N.A. (“JPMorgan”).

The credit facility is secured by the Company’s consolidated assets. The credit facility requires the Company to be in compliance with financial and other covenants. The three defined financial covenants include: consolidated net worth; consolidated fixed charge ratio; and consolidated debt to EBITDA ratio. The Company was in compliance with all covenants as set forth in the credit facility, as amended, as of September 30, 2007. On September 30, 2007, the Company received an amendment and waiver to its credit facility with JPMorgan, to temporarily amend and waive certain relevant provisions of the credit facility. As a result of the amendment and waiver, among other things, (i) the Company is entitled to borrow up to $25,000 pursuant to the credit facility, (ii) the maturity date of the credit facility was accelerated to March 31, 2008, (iii) through the maturity date of the credit facility, the spread at which the Company can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by the Company on the unutilized portion of its credit facility is 0.50%.

As of September 30, 2007, the Company had no outstanding borrowings under its credit facility.

The Company has a $250 irrevocable letter of credit which the Company has granted in favor of one of its customers to secure any indemnity obligations that may arise during the term of the customer agreement. The irrevocable letter of credit is cancellable upon the termination of the customer agreement. As of September 30, 2007, no amounts were drawn down under this letter of credit.

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9.	SEGMENT REPORTING

The Company has two reportable segments, PBM and Specialty Service. The PBM segment includes the sale of traditional prescription drugs to the Company’s customers and their participants, either through the Company’s nationwide network of pharmacies or the Company’s Mail Service pharmacy. The Specialty Service segment primarily includes the sale of higher margin specialty pharmacy products and services for the treatment of chronic and potentially life-threatening diseases.

The chief operating decision maker assesses the Company’s performance of its operating segments through their gross profit, defined as segment revenue less segment cost of claims. Selling, general and administrative expenses are reported as corporate expenses. In addition, interest and other income and interest expense are reported in the corporate category.

The following tables present selected financial information about the Company’s reportable segments.

		Specialty	Intersegment
Fiscal Quarter Ended September 30, 2007	PBM	Service	Elimination	Corporate	Total

Revenue	$158,901	$14,541	$(8,535)	$—	$164,907
Cost of claims	140,085	12,477	(7,319)	—	145,243

Gross profit	18,816	2,064	(1,216)	—	19,664
Selling, general and administrative expenses	—	—	—	21,563	21,563
Interest and other income	—	—	—	573	573
Interest expense	—	—	—	(101)	(101)

Loss before benefit from income taxes	—	—	—	—	(1,427)
Benefit from income taxes	—	—	—	—	(158)

Net loss	—	—	—	—	$(1,269)

Total identifiable assets	$235,638	$115,150	$(105,105)	—	$245,683

		Specialty	Intersegment
Fiscal Quarter Ended September 30, 2006	PBM	Service	Elimination	Corporate	Total

Revenue	$184,224	$10,162	$(5,673)	$—	$188,713
Cost of claims	162,589	8,884	(4,961)	—	166,512

Gross profit	21,635	1,278	(712)	—	22,201
Selling, general and administrative expenses	—	—	—	19,836	19,836
Interest and other income	—	—	—	444	444
Interest expense	—	—	—	(149)	(149)

Income before provision for income taxes	—	—	—	—	2,660
Provision for income taxes					1,249

Net income	—	—	—	—	$1,411

Total identifiable assets	$270,038	$50,981	$(41,527)	—	$279,492

10.	EARNINGS PER SHARE

For the fiscal quarters ended September 30, 2007 and 2006, the number of weighted average shares used in the basic and diluted earnings per share (“EPS”) calculation is 5,521,842 and 5,374,751, respectively.

The Company reports EPS in accordance with SFAS No. 128, “Earnings per Share.” Basic EPS are computed by dividing net income (loss) available to common stockholders by the weighted average number of

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares of common stock issued and outstanding during the reporting period. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. For the fiscal quarters ended September 30, 2007 and 2006, all of the Company’s redeemable convertible preferred stock issued to New Mountain Partners, L.P. was excluded from the diluted earnings per share calculation because their inclusion would have been anti-dilutive. If the Company were to include the assumed conversion of redeemable convertible preferred stock and the outstanding options to purchase shares of common stock during the fiscal quarters ended September 30, 2007 and 2006, 6,956,522 equivalent shares of redeemable convertible preferred stock would have been added to the basic weighted average shares outstanding to compute the diluted weighted average shares outstanding.

11.	STOCK-BASED COMPENSATION PLANS AND EMPLOYEE BENEFIT PLAN

Employee Stock Option Plan

The Company grants stock options under the 1999 Stock Option Plan, as amended (the “Plan”). Stock option grants are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of stock option grants are based on competitive practices, operating results of the Company, and government regulations.

The maximum number of shares of common stock issuable over the term of the Plan is limited to 4,850,000 shares plus an indeterminable number of shares of common stock issuable upon the exercise of “reload options.” There are no options outstanding that contain the “reload” provision. The Plan permits the granting of stock options, stock grants, stock units and stock appreciation rights to employees (including employee directors and officers) and consultants of the Company and its subsidiaries and affiliates, and non-employee directors of the Company. Options granted under the Plan have an exercise price of at least 100% of the fair market value of the underlying stock, or 110% in the case of an individual who owns more than 10% of the combined voting power of all classes of stock of the Company on the grant date. Options granted under the Plan generally vest over a three or four-year period. As of September 30, 2007, there are 1,261,491 shares of stock that are issuable pursuant to options granted under the Plan.

The Company did not grant any options during the fiscal quarter ended September 30, 2007. The weighted-average grant date fair value of employee stock options granted during the fiscal quarter ended September 30, 2006 was $8.07 using the lattice-binomial model with the following weighted-average assumptions:

Expected volatility	58.2%
Risk-free interest rate	4.73%
Expected dividend yield	0.0%
Expected life (years)	5.5 years
Post-vesting terminations	1.0%
Sub-optimal exercise factor	3.82

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized information related to stock option activity is as follows:

			Weighted-
			Average
			Remaining	Aggregate
	Number of	Weighted-Average	Contractual	Intrinsic
	Options	Exercise Price	Term (In Years)	Value

Outstanding at June 30, 2007	1,144,136	$22.22	6.22	$1,204
Granted	—	—	—	—
Exercised	(1,561)	8.70	—	—
Cancelled/forfeited	(146,384)	22.76	—	—

Outstanding at September 30, 2007	996,191	$22.16	5.91	$90

Exercisable at September 30, 2007	433,182	$22.67	3.89	$90

The total intrinsic value of options exercised during the fiscal quarters ended September 30, 2007 and 2006 was $1 and $841, respectively. The total fair value of shares vested during the fiscal quarters ended September 30, 2007 and 2006 was $735 and $1,179, respectively. The Company expects the majority of outstanding nonvested options to vest.

Nonvested stock option activity for the fiscal quarter ended September 30, 2007 is as follows:

		Weighted-Average
	Number of	Grant Date Fair
	Options	Value

Nonvested at June 30, 2007	659,659	$11.60
Granted	—	—
Vested	(62,024)	11.85
Cancelled/forfeited	(34,626)	11.45

Nonvested at September 30, 2007	563,009	$11.59

As of September 30, 2007, there was $4,195 of total unrecognized compensation related to outstanding nonvested stock options. That cost is expected to be recognized over a weighted-average period of 29 months.

Pursuant to an agreement dated February 23, 2007 (“Chairman Agreement”), Thomas W. Erickson was appointed the Company’s Chairman of the Board of Directors. On March 12, 2007, the Company granted Mr. Erickson an option to acquire 100,000 shares of the Company’s common stock with an exercise price of $14.02 per share (the closing price of the Company’s common stock on March 12, 2007). Except as specifically provided for in the stock option agreement, the option vests and becomes exercisable upon the satisfaction of the following two conditions: (i) Mr. Erickson shall have been a director of the Company through at least February 23, 2008 (the “First Anniversary”) or Mr. Erickson shall have resigned at the request of the Board of Directors or have been involuntarily terminated on or prior to the First Anniversary and (ii) a change in control (as defined in the Chairman Agreement) shall have occurred. The option immediately vests upon a change in control prior to the First Anniversary. The option expires on the tenth anniversary of the stock option agreement. This option has both service and performance conditions as defined in SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R”). In accordance with the provisions of SFAS No. 123R, recognition of stock compensation expense will be deferred until when/or if a change of control is consummated.

Restricted Stock Grant Plan

In October 2004, the Company’s Board of Directors approved the adoption of the Company’s Amended and Restated 2000 Restricted Stock Grant Plan (the “Stock Grant Plan”), under which 700,000 shares of the

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s common stock have been reserved for issuance. The Stock Grant Plan provides for the issuance of shares of restricted stock or restricted stock units that are subject to both standard restrictions on the sale or transfer of such shares and/or restrictions that the Company’s Board of Directors may impose, such as restrictions relating to length of service, corporate performance or other restrictions. All restricted stock and restricted stock unit awards are settled in shares of the Company’s common stock. No restricted stock units have been granted under the Stock Grant Plan.

All restricted stock awards issued under the Stock Grant Plan are valued at the closing market value of the Company’s common stock on the date of grant. The fair value of the restricted stock award is expensed on a straight-line basis over the requisite service period. During the fiscal quarters ended September 30, 2007 and 2006, stock-based compensation expense related to restricted stock awards was $38 and $39, respectively.

Summarized information related to restricted stock awards is as follows:

		Weighted Average	Aggregate
		Grant Date	Intrinsic
	Shares	Fair Value	Value

Outstanding at June 30, 2007	42,540	$19.75	$840
Granted	—	—	—
Vested	—	—	—
Cancelled/forfeited	(700)	14.96	—

Outstanding at September 30, 2007	41,840	$19.03	$796

The weighted-average fair value of restricted stock awards granted during the fiscal quarter ended September 30, 2006 was $15.20. Restricted stock awards were not granted during the fiscal quarter ended September 30, 2007. As of September 30, 2007, no restricted stock awards were converted into shares of the Company’s common stock.

As of September 30, 2007, there was $528 of total unrecognized compensation related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 37 months. During the fiscal quarters ended September 30, 2007 and 2006, no restricted stock awards vested. The Company expects the majority of the nonvested restricted stock awards to vest.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Fiscal Quarter Ended September 30,	2007	2006

Cash paid:
Interest	$85	$11
Income taxes	$4	$104

During the fiscal quarter ended September 30, 2007, the Company financed $238 of capital expenditures through capital lease obligations. As of September 30, 2006, the Company financed $4,762 of capital expenditures through capital lease obligations. In September 2007, the Company’s Board of Directors determined to not pay a dividend on the series A preferred stock for the fiscal quarter ended September 30, 2007.

13.	MAJOR CUSTOMERS AND PHARMACIES

For the fiscal quarter ended September 30, 2007, 18.7% of our revenue was from State of Hawaii, (“SOH”) a current customer, which is reported within the PBM segment. Amounts due from SOH approximated $3,639 as of September 30, 2007. In addition, for the fiscal quarter ended September 30, 2007, 18.0% of our revenue was from Boston Medical Center Health Plan, Inc. (“BMC”) a current customer, which

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is reported within the PBM segment. Amounts due from BMC approximated $5,075 as of September 30, 2007.

For the fiscal quarter ended September 30 2007, no pharmacy chain accounted for more than 10% of the total cost of claims. For the fiscal quarter ended September 30, 2006, approximately 11% of the cost of claims was from one pharmacy chain.

14.	COMMITMENTS AND CONTINGENCIES

The Company is currently involved in various claims and legal proceedings and other disputes with third parties that arise from time to time in the ordinary course of business. The Company has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, “Accounting for Contingencies”. The Company’s recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management’s strategy with regard to the settlement of such claims or defense against such claims.

The Company has an agreement with an unrelated third party that may be risk-bearing in nature. As of September 30, 2007, the Company has not done any business in relation to this agreement.

15.	MANAGEMENT CHANGES

In May 2007, the Company took steps to execute a series of management changes which included the termination of various members of the Company’s management. As a result of these management changes, $1,938 of one-time termination benefits were incurred in connection with these and other management changes and accrued as of June 30, 2007. Of this amount, $533 was paid as of September 30, 2007.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

As more fully defined and discussed in our fiscal 2007 Annual Report on Form 10-K, during the preparation of our Quarterly Report on Form 10-Q for the period ended September 30, 2006, we identified various errors which resulted in a $245 increase in our operating income for the fiscal quarter ended September 30, 2006. These various errors consisted of the following:

•	Rebate error which resulted in a $1,017 reduction in our gross profit and a corresponding reduction in our operating income (“Rebate Error”).

•	Claims payable error which resulted in a $692 increase in our operating income. The claims payable error consisted of a $1,523 increase in our gross profit offset by an $831 increase in our selling, general and administrative expenses (“Claims Payable Error”).

•	Lease error which resulted in a $584 decrease in our selling, general and administrative expenses and a corresponding increase in our operating income (“Lease Error”).

•	Other errors (none of which were individually significant) which resulted in a $14 reduction in our gross profit and a corresponding reduction in our operating income.

We provide comprehensive pharmacy benefit management (“PBM”) services to plan customers, which include managed care organizations, local governments, unions, corporations, health maintenance organizations (“HMO”), employers, workers’ compensation plans, third party health care plan administrators and federal and state government programs through its network of licensed pharmacies throughout the United States. Our PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access and reporting and information analysis. We own a mail service pharmacy (“Mail Service”) and a specialty pharmacy (“Specialty Service”). In addition, we are a national provider of drug benefits to our customers under the federal government’s Medicare Part D program.

With the acquisition and significant growth of Ascend, we have two reportable segments, PBM and Specialty Service. The PBM segment includes the sale of traditional prescription drugs to our customers and their participants, either through our nationwide network of pharmacies or our Mail Service pharmacy. The Specialty Service segment includes the sale of higher margin specialty pharmacy products and services for the treatment of chronic and potentially life-threatening diseases. Both the PBM and Specialty Service segments operate in the United States and several of its territories.

The PBM industry is intensely competitive, generally resulting in continuous pressure on our gross profit as a percentage of total revenue. In recent years, industry consolidation and dramatic growth in managed healthcare have led to increasingly aggressive pricing of PBM services. Given the pressure on all parties to reduce healthcare costs, we expect this competitive environment to continue for the foreseeable future.

OPERATING (LOSS) INCOME
Fiscal Quarter Ended September 30,

		Increase/
	2007	(Decrease)	2006
	($ in thousands)

Revenue	$164,907	(12.6)%	$188,713
Cost of claims	145,243	(12.8)%	166,512

Gross profit	19,664	(11.4)%	22,201
Selling, general and administrative expenses	21,563	8.7%	19,836

Operating (loss) income	$(1,899)	(180.3)%	$2,365

Results of Operations

Fiscal Quarter Ended September 30, 2007 Compared to Fiscal Quarter Ended September 30, 2006

Revenue decreased $23,806, or 12.6%, from $188,713 for the fiscal quarter ended September 30, 2006 to $164,907 for the fiscal quarter ended September 30, 2007. While the 19.1% decrease in our prescription count and the 26.1% decrease in the amount of covered lives contributed to the decrease in revenue, these items were partially offset by a 5.8% increase in the gross revenue per prescription and a 9.5% increase in drug utilization. The increase in gross revenue per prescription is the result of a change in the customer mix.

For the fiscal quarter ended September 30, 2007, there was $4,311 of co-payments included in revenue from Mail Service as compared to $4,378 for the fiscal quarter ended September 30, 2006. Co-payments retained by pharmacies on prescriptions filled for our participants and not included in our revenue were $52,388 and $74,634, for the fiscal quarters ended September 30, 2007 and 2006, respectively. Under our customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. Under customer contracts, we do not assume liability for participant co-payments in pharmacy transactions. As such, we do not include participant co-payments to pharmacies in our revenue or our cost of claims.

Cost of claims decreased $21,269, or 12.8%, from $166,512 for the fiscal quarter ended September 30, 2006 to $145,243 for the fiscal quarter ended September 30, 2007. This decrease is commensurate with the decrease in revenue as noted above. As a percentage of revenue, cost of claims decreased from 88.2% to 88.1% for the fiscal quarters ended September 30, 2006 and September 30, 2007, respectively.

Gross profit decreased $2,537, or 11.4%, from $22,201 for the fiscal quarter ended September 30, 2006 to $19,664 for the fiscal quarter ended September 30, 2007. This decrease is primarily comprised of (i) a $2,637 reduction in gross profit from our PBM segment which primarily resulted from a 19.1% reduction in prescription count, and (ii) a $492 decrease in gross profit during the fiscal quarter ended September 30, 2007 as compared to the fiscal quarter ended September 30, 2006 primarily consisting of the $1,017 Rebate Error and the $1,523 Claims Payable Error as noted above, offset by a $606 increase in gross profit from our Specialty segment. Gross profit, as a percentage of revenue, increased from 11.8% to 11.9% for the fiscal quarters ended September 30, 2006 and September 30, 2007, respectively.

Selling, general and administrative expenses increased $1,727, or 8.7%, from $19,836 for the fiscal quarter ended September 30, 2006 to $21,563 for the fiscal quarter ended September 30, 2007. This increase is primarily the result of (i) a $1,200 increase in compensation and related items, of which $649 relates to fees incurred from an unrelated consulting firm who is assisting us with our strategic review, and (ii) a $1,293 increase in information-technology costs, inclusive of the $584 Lease Error as noted above, offset by the $831 Claims Payable Error as noted above.

Selling, general and administrative expenses as a percentage of revenue increased from 10.5% for the fiscal quarter ended September 30, 2006 to 13.1% for the fiscal quarter ended September 30, 2007.

Other income, net increased $177, or 60.0%, from $295 for the fiscal quarter ended September 30, 2006 to $472 for the fiscal quarter ended September 30, 2007. The increase primarily relates to $180 of late fees charged to various customers for untimely payments of their invoices during the fiscal quarter ended September 30, 2007.

(Loss) income before (benefit) provision for income taxes decreased $4,087, or 153.6%, from $2,660 for the fiscal quarter ended September 30, 2006 to $(1,427) for the fiscal quarter ended September 30, 2007. The decrease relates to the $2,537 decrease in our gross profit, the $1,727 increase in our selling, general and administrative expenses, offset by the $177 increase in other income, net as noted above.

Our effective tax rate was an 11.1% benefit for the fiscal quarter ended September 30, 2007 as compared to 47.0% for the fiscal quarter ended September 30, 2006. The 11.1% tax benefit primarily resulted from our pre-tax loss.

Net (loss) income decreased $2,680, or 189.9%, from $1,411 for the fiscal quarter ended September 30, 2006 to $(1,269) for the fiscal quarter ended September 30, 2007. The decrease is the result of (i) the decrease in gross profit, (ii) the increase in selling, general and administrative expenses and (iii) the decrease in our effective tax rate from 47.0% to 11.1%, offset by the increase in other income, net.

In addition, for the fiscal quarter ended September 30, 2007, there was a charge against net loss available to common stockholders related to the New Mountain Transaction (see “Liquidity and Capital Resources”). This charge is for the accretion of transaction expenses which was $120 for the fiscal quarter ended September 30, 2007. For the fiscal quarter ended September 30, 2006, there were two charges against net (loss) income available to common stockholders related to the New Mountain Transaction. The first of these charges relates to our series A redeemable convertible preferred stock (the “series A preferred stock”) cash dividends, which amounted to $1,412 for the fiscal quarter ended September 30, 2006. The series A preferred stock provides for an initial cash dividend equal to 7% of the investment amount (currently $80,000), which decreases to 3.5% after the fifth anniversary of issuance, March 19, 2009. The dividend of $1,412 represents the amount accrued for the fiscal quarter ended September 30, 2006. In September 2007, our Board of Directors determined to not pay a dividend on the series A preferred stock for the fiscal quarter ended September 30, 2007. The second charge is for the accretion of transaction expenses which was $120 for the fiscal quarter ended September 30, 2006.

After deducting these charges from net (loss) income, there remained net loss available to common stockholders of $(1,389) and $(121) for the fiscal quarters ended September 30, 2007 and 2006, respectively.

Liquidity and Capital Resources

Our primary cash requirements are for capital expenditures and operating expenses, including cost of pharmaceuticals, software and hardware upgrades, funding of accounts receivable and inventory in our Mail Service and Specialty Service pharmacies. We have acquired eight companies since July 2000 utilizing primarily cash. This has had the effect of increasing our working capital deficits until sufficient profitability is earned to offset these deficits. As of September 30, 2007 and June 30, 2007, we had working capital deficits of $3,010 and $3,383, respectively.

In July 2006, we received approval from the Centers for Medicare & Medicaid Services (“CMS”) to operate as a national prescription drug plan (“PDP”) sponsor under Medicare Part D through our wholly-owned subsidiary, NMHC Group Solutions which commenced on January 1, 2007. In order for us to maintain our risk bearing licensures in the various states, we must fulfill statutory, capital and surplus requirements. We currently maintain $5,223 in a restricted cash account to fulfill such requirements. We do not intend to continue to provide our PDP to individual enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, as of January 1, 2008, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. This change in PDP offerings may allow us to decrease the statutory, capital and surplus amounts maintained in our restricted cash accounts and to no longer be subject to state licensure requirements in the majority of the 50 states and territories, other than in our domicile state of Delaware.

In addition, we may not be able to realize any return on our investments in Medicare initiatives if the cost and complexity of recent changes by and requirements of CMS exceed our expectations or prevent effective program implementation; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”) or for other reasons; if we fail to design and maintain programs that are attractive to our customers or individual Medicare participants; if we are not successful in retaining employer groups and their enrollees, or winning contract renewals or new contracts; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons.

Net cash provided by operating activities was $996 for the fiscal quarter ended September 30, 2007 as compared to $3,522 for the fiscal quarter ended September 30, 2006. This decrease of $2,526 is primarily the result of a (i) a $4,820 decrease in rebates payable to customers, and (ii) a $1,639 decrease in trade and other payables and accrued expenses. These decreases were partially offset by a $1,453 increase in rebates receivable and a $4,767 increase in claims payable to pharmacies. This decrease was further caused by $2,287 of net decreases in other operating activities.

Historically, the timing of our collections of accounts receivable and payments of accounts payable has generally been a net source of cash from operating activities. This is the result of the terms of trade in place with plan customers on the one hand, and our pharmacy networks on the other hand. These terms generally lead to our payments to participating pharmacies being slower than our corresponding collections from plan customers. We believe that this situation is not unusual in the PBM industry and expect to operate on similar terms for the foreseeable future. However, there can be no assurance that such terms of trade will continue in the future and, if they were to change materially, we could require additional working capital financing. If such terms of trade were to change materially, and/or if we were unable to obtain additional working capital financing, there could be a material adverse effect on our business, financial condition, or results of operations. The Company was in compliance with all covenants as set forth in the credit facility, as amended, as of September 30, 2007. On September 30, 2007, the Company received an amendment and waiver to its credit facility with JPMorgan, to temporarily amend and waive certain relevant provisions of the credit facility. As a result of the amendment and waiver, among other things, (i) the Company is entitled to borrow up to $25,000 pursuant to the credit facility, (ii) the maturity date of the credit facility was accelerated to March 31, 2008, (iii) through the maturity date of the credit facility, the spread at which the Company can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by the Company on the unutilized portion of its credit facility is 0.50%. The Company is currently in the process of exploring alternative financing arrangements subsequent to March 31, 2008 so it can access any funds as needed. The Company expects to enter into a new credit facility on or before March 31, 2008.

Net cash used in investing activities was $836 for the fiscal quarter ended September 30, 2007 as compared to $2,174 for the fiscal quarter ended September 30, 2006. The $836 net cash used in investing activities for the fiscal quarter ended September 30, 2007 was used for capital expenditures.

Net cash (used in) provided by financing activities was $(240) for the fiscal quarter ended September 30, 2007 as compared to $451 for the fiscal quarter ended September 30, 2006. This decrease of $691 is primarily the result of the $1,602 decrease in proceeds from the exercise of stock options offset by a $907 decrease in payments towards our capital lease obligations.

Line of Credit

On January 28, 2005, we entered into a five-year $65,000 line of credit (the “credit facility”) with a syndicate of commercial banks led by JPMorgan Chase Bank, N.A (“JPMorgan”). The credit facility contains various covenants that, among other things, require us to maintain certain financial ratios, which are consolidated net worth, consolidated fixed charge ratio and consolidated debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. The consolidated fixed charge ratio and the consolidated debt to EBITDA ratio are evaluated by JPMorgan as a measure of our liquidity and our ability to meet all of our obligations under the credit facility. As of September 30, 2007, there was no principal balance outstanding under the credit facility. The Company was in compliance with all covenants as set forth in the credit facility, as amended, as of September 30, 2007. On September 30, 2007, the Company received an amendment and waiver to its credit facility with JPMorgan, to temporarily amend and waive certain relevant provisions of the credit facility. As a result of the amendment and waiver, among other things, (i) the Company is entitled to borrow up to $25,000 pursuant to the credit facility, (ii) the maturity date of the credit facility was accelerated to March 31, 2008, (iii) through the maturity date of the credit facility, the spread at which the Company can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by the Company on the unutilized portion of its credit facility is 0.50%. The Company is currently in the process of exploring alternative financing arrangements subsequent to March 31, 2008 so it can access any funds as needed. The Company expects to enter into a new credit facility on or before March 31, 2008.

EBITDA

We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income and cash flows from operations, which measure actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net (loss) income are significant components of our consolidated statements of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

EBITDA per adjusted prescription is calculated by dividing EBITDA by the adjusted prescription volume for the period. This measure is used as an indicator of our EBITDA performance on a per-unit basis, providing insight into the cash-generating potential of each prescription. EBITDA per adjusted prescription reflects the level of efficiency in the business and is affected by changes in prescription volumes between retail and mail, as well as the relative representation of brand-name, generic and specialty drugs.

Net cash provided by operating activities can be reconciled to EBITDA, which we believe to be the most directly comparable financial measure to net cash provided by operating activities, as follows:

	Fiscal Quarters Ended September 30,
	2007	2006

Net cash provided by operating activities	$996	$3,522
(Benefit) provision for income taxes	(158)	1,249
Interest (income) expense, net	(470)	(283)
Net change in assets and liabilities	95	2,546
Non-cash items to reconcile net cash from operations to net (loss) income	(339)	(2,381)

EBITDA	$124	$4,653

Adjusted prescriptions(1)	5,607	6,929
EBITDA per adjusted prescription	$0.02	$0.67

(1)	Estimated adjusted prescription volume equals the Mail Service prescriptions multiplied by 3, plus retail and Specialty prescriptions. These Mail Service prescriptions are multiplied by 3 to adjust for the fact that they include approximately 3 times the amount of product days supplied compared with retail prescriptions.

Contractual Obligations

We lease offices and warehouse space throughout the United States under various operating leases. We also lease pill dispensing and counting devices for use in our Mail Service pharmacy, as well as computer equipment, for use in our various offices. In addition, we lease office equipment and computer software under various capital leases.

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of September 30, 2007:

Payments Due by Period

	Total	2008	2009-2010	2011-2012	Thereafter

Capital lease obligations	$2,455	$1,002	$1,267	$186	$—
Operating leases	9,033	3,027	3,415	1,454	1,137

Total contractual cash obligations	$11,488	$4,029	$4,682	$1,640	$1,137

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Commitments and Contingencies

As an approved PDP sponsor, in order for us to maintain our risk bearing licensures in the various states, we must fulfill statutory, capital and surplus requirements. We currently maintain $5,223 in a cash account to fulfill such requirements. We do not intend to continue to provide our PDP to individual enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. This change in PDP offerings may allow us to decrease the statutory, capital and surplus amounts maintained in our restricted cash accounts and to no longer be subject to state licensure requirements in the majority of the 50 states and territories, other than in our domicile state of Delaware.

Certain of our business acquisition agreements include “earn-out” provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

We entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the “purchase agreement”). Pursuant to the purchase agreement, we agreed, subject to various conditions, to issue to New Mountain Partners, L.P. a total of 6,956,522 shares of the series A preferred stock at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, we completed the sale of the series A preferred stock to New Mountain Partners, L.P. and used approximately $49,000 of the proceeds of the sale of the series A preferred stock to purchase, pursuant to a tender offer, 4,448,900 shares of our outstanding common stock at $11.00 per share (collectively, the “New Mountain Transaction”).

Following the completion of the tender offer, New Mountain Partners, L.P. owned securities at March 19, 2004 that were initially convertible into approximately 64% of our issued and outstanding common stock and prior to conversion of the series A preferred stock were entitled to cast that number of votes that is equal to approximately 60% of our aggregate voting power. Following the closing of the New Mountain transaction, New Mountain Partners, L.P. was entitled to and did nominate and elect 60% of the members of our Board of Directors.

We used the remaining proceeds from the issuance and sale of the series A preferred stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the Inteq acquisition and working capital purposes. See Note 6, “Business Acquisitions” for descriptions of the various acquisitions that have been consummated in the last 4 years.

The series A preferred stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. Initially, the series A preferred stock was convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of 6,956,522 shares of the Company’s common stock. Subject to certain conditions, the liquidation value of the series A preferred stock is the greater of $11.50 per share plus all unpaid dividends, whether or not declared, or the amount that would be payable to a holder of the series A preferred stock if the series A preferred stock was converted into common stock immediately prior to the liquidation. In September 2007, our Board of Directors determined to not pay a dividend on the series A preferred stock for the fiscal quarter ended September 30, 2007. Accordingly, the liquidation value of the series A preferred stock increased by $1,397 and the number of shares of common stock into which the preferred stock may convert increased by 121,406.

Subject to certain conditions, after the fourth anniversary of its issuance, we can redeem shares of the series A preferred stock at its reported value on our consolidated balance sheet plus all unpaid dividends, whether or not declared. Subject to certain conditions, after the seventh anniversary of its issuance, we can redeem shares of series A preferred stock at $11.50 per share plus all unpaid dividends, whether or not declared. After the tenth anniversary of the issuance of the series A preferred stock, each holder of shares of series A preferred stock may require us to redeem all or a part of that holder’s shares of series A preferred stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared.

We anticipate that current cash positions, together with anticipated cash flow from operations and our borrowing capabilities, will be sufficient to satisfy our contemplated cash requirements for at least 24 months. This is based upon current levels of capital expenditures and anticipated operating results for the next 24 months. In addition, we will require cash to acquire inventory for our Mail Service and Specialty Service operations, and fulfill statutory, capital and surplus requirements in connection with our PDP. In the event that our plans change or our assumptions prove to be inaccurate, or our cash on hand together with the proceeds from our revolving credit facility prove to be insufficient or unavailable to fund operations, we could be required to seek additional financing sooner than anticipated. There can be no assurance that such financing could be obtained at rates or on terms acceptable to us, if at all. On September 30, 2007, the Company received an amendment and waiver to its credit facility with JPMorgan, to temporarily amend and waive certain relevant provisions of the credit facility. As a result of the amendment and waiver, among other things, (i) the Company is entitled to borrow up to $25,000 pursuant to the credit facility, (ii) the maturity date of the credit facility was accelerated to March 31, 2008, (iii) through the maturity date of the credit facility, the spread at which the Company can borrow is 2.25% above LIBOR and the Federal funds rate and 1.25% above JPMorgan’s prime rate, and the fee incurred by the Company on the unutilized portion of its credit facility is .50%. The Company is currently in the process of exploring alternative financing arrangements subsequent to March 31, 2008 so it can access any funds as needed. The Company expects to enter into a new credit facility on or before March 31, 2008.

For the fiscal quarter ended September 30, 2007, 18.7% of our revenue was from State of Hawaii, (“SOH”) a current customer, which is reported within the PBM segment. Amounts due from SOH approximated $3,639 as of September 30, 2007. In addition, for the fiscal quarter ended September 30, 2007, 18.0% of our revenue was from Boston Medical Center Health Plan, Inc. (“BMC”) a current customer, which is reported within the PBM segment. Amounts due from BMC approximated $5,075 as of September 30, 2007.

Other Matters

Inflation

Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect our revenue and cost of claims.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates and assumptions are based upon a combination of historical information and various other assumptions believed to be reasonable under the particular circumstances. Actual results may differ from our estimates. For a full description of our accounting policies, please refer to the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the SEC on September 13, 2007.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 is effective for fiscal years that begin after November 15, 2007 which for the Company is July 1, 2008 and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 157 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) to provide companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for fiscal years that begin after November 15, 2007 which for the Company is July 1, 2008 and will be applied prospectively. The Company is currently evaluating the impact SFAS No. 159 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects SFAS No. 159 will have on the consolidated financial statements.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market risk sensitive instruments is immaterial.

Item 4.	Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Although the management of our Company, including the Chief Executive Officer and the Chief Financial Officer, believes that our disclosure controls and internal controls currently provide reasonable assurance that our desired control objectives have been met, management does not expect that our disclosure controls or internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon our findings during the preparation of our Quarterly Report on Form 10-Q for the period ended September 30, 2007, we have implemented the following change to our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act:

•	The Company has partially outsourced and implemented a new system surrounding the collection of rebates from pharmaceutical manufacturers which has materially enhanced the internal controls surrounding this area.

Other than as described above, there have been no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred in this period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The Company will continue to evaluate the effectiveness of its internal controls and procedures on an ongoing basis and will implement further actions as necessary in its continuing efforts to strengthen the internal control process.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time we become subject to legal proceedings and claims in the ordinary course of business. Such claims, even if without merit, could result in the significant expenditure of our financial and managerial resources. While the ultimate outcome of those claims and lawsuits which currently are pending cannot be predicted with certainty, we believe, based on our understanding of the facts of these claims and proceedings, that their ultimate resolution will not, in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Item 1A.	Risk Factors

Reference is made to the risk factors set forth in Part I, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. There have been no material changes with regard to the risk factors disclosed in such 10-K.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

On September 30, 2007, the Company entered into Amendment No. 4 and Waiver to the Credit Agreement dated as of January 28, 2005 by and among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (the “Amendment”). The Amendment was executed to amend and waive certain relevant provisions of the credit facility. As a result of the Amendment, among other things, the Company is entitled to borrow up to $25,000,000 pursuant to the credit facility and the maturity date of the credit facility was accelerated to March 31, 2008.

The Company entered into a Software License and Services agreement with inPharmative on August, 7, 2007 for the provision of a web-based drug manufacturer contract management system for NMHC’s rebate business. The initial term of the inPharmative agreement is from January 1, 2007 through May 31, 2010 with automatic one year renewals. inPharmative will provide a turnkey operation for NMHC’s rebate business by providing rebate management software and hosting infrastructure, housing for details of NMHC client formularies and client account data, rebate processing and manufacturer submissions services, and detail reporting for certain agreed upon fees.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Amendment and the agreement with inPharmative, which are attached hereto as Exhibit 10.3 and Exhibit 10.4, respectively.

Item 6.	Exhibits

Number		Description of Exhibit

2	.1+	Stock Purchase Agreement dated as of July 31, 2003 by and among NMHC and Portland Professional Pharmacy, Portland Professional Pharmacy Associates and the individuals listed on Schedule I thereto(3)
2	.2+	Amended and Restated Preferred Stock Purchase Agreement dated November 26, 2003 by and between NMHC and New Mountain Partners, L.P.(4)
2	.3+	Asset Purchase Agreement dated as of April 1, 2004 among NMHC, Inteq PBM, LP, Inteq-RX Group, LLP, and the other persons named therein(6)
2	.4+	Stock Purchase Agreement dated March 7, 2005 by and among NMHC, PCN Acquisition Corp., Pharmaceutical Care Network, and California Pharmacists Association(7)
3.1		Certificate of Incorporation of NMHC(2)
3.2		Certificate of Amendment of the Certificate of Incorporation of NMHC(5)
3.3		Amended and Restated By-Laws of NMHC(8)
4.1		Specimen of Common Stock Certificate(9)
4.2		Specimen of Series A 7% Convertible Preferred Stock Certificate(9)
4.3		Form of Representatives’ Warrant Agreement by and among NMHC, Ryan, Beck & Co., Inc. and Pennsylvania Merchant Group, including form of Warrant Certificate(1)
4.4		Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of NMHC(5)
10	.1#	Departure Agreement and General Release between NMHC and Mr. Tery Baskin, dated August 1, 2007(9)
10	.2#	Departure Agreement and General Release between NMHC and Mr. James F. Smith, dated August 17, 2007(9)
10	.3*	Software License and Services Agreement between NMHC and inPharmative, Inc., dated August 7, 2007.

Number	Description of Exhibit

10.4	Amendment No. 4 and Waiver to Credit Agreement, dated as of September 30, 2007 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto.
31.1	Rule 13a-14(a)/15d-14(a) Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Rule 13a-14(a)/15d-14(a) Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act
32.1	Section 1350 Certification of CEO as adopted by Section 906 of the Sarbanes-Oxley Act
32.2	Section 1350 Certification of CFO as adopted by Section 906 of the Sarbanes-Oxley Act

*	Certain information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

#	Management contract or compensatory plan or arrangement.

+	As directed by Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Denotes document filed as an Exhibit to NMHC’s Registration Statement on Form S-1 (Registration Number: 333-72209) and incorporated herein by reference.

(2)	Denotes document filed as Exhibit C to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on December 21, 2001 and incorporated herein by reference.

(3)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K for the fiscal year ended June 30, 2003 and incorporated herein by reference.

(4)	Denotes document filed as Annex B to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on February 19, 2004 and incorporated herein by reference.

(5)	Denotes document filed as an Exhibit to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2004 and incorporated herein by reference.

(6)	Denotes document filed as an Exhibit to NMHC’s Form 8-K filed on April 14, 2004 and incorporated herein by reference.

(7)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on March 11, 2005 and incorporated herein by reference.

(8)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on November 14, 2005 and incorporated herein by reference.

(9)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL MEDICAL HEALTH CARD
SYSTEMS, INC.
(Registrant)

By:	/s/ Thomas W. Erickson
Thomas W. Erickson
President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Stuart Diamond
Stuart Diamond
Chief Financial Officer
(Principal Financial Officer)

Date: November 8, 2007

ANNEX G

NMHC’S ANNUAL REPORT ON FROM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended on June 30, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 000-26749

NATIONAL MEDICAL HEALTH
CARD SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	11-2581812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

26 Harbor Park Drive, Port Washington, NY (Address of principal executive offices)	11050 (Zip Code)

Registrant’s telephone number, including area code: (516) 605-6625

Securities registered pursuant to Section 12(b) of the Exchange Act:
Common Stock, $.001 par value per share

Securities registered pursuant to Section 12(g) of the Exchange Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐.     No ☑.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Act.  Yes ☐.     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

The aggregate market value of the registrant’s voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the price at which the common stock was last sold, as quoted on the NASDAQ National Market on December 31, 2006 (the last business day of the registrant’s most recently completed second fiscal quarter) was approximately $64,449,453.

Indicate the number of shares outstanding of the registrant’s common stock, as of the latest practicable date: 5,518,321 shares of common stock outstanding as of September 7, 2007.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant’s definitive proxy statement for its 2007 Annual Meeting of Stockholders is incorporated by reference into Part III of this Annual Report on Form 10-K, which will be filed no later than October 29, 2007.

Forward Looking Statements

This Annual Report on Form 10-K, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the Company, its business, future financial results of the pharmacy benefit management (“PBM”) and specialty pharmacy industries and other legal, regulatory and economic developments. We use words such as “may,” “could,” “estimate,” “believe,” “anticipate,” “intend,” “expect” and similar expressions to identify these forward-looking statements. Forward-looking statements include all statements other than those made solely with respect to historical fact. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in Item 1A, “Risk Factors”, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this Annual Report on Form 10-K.

PART I

Item 1.  BUSINESS.

The following description of our business should be read in conjunction with the information contained elsewhere in this Form 10-K. References in this Form 10-K to “we,” “our,” “us,” the “Company,” or “NMHC” refer to National Medical Health Card Systems, Inc.

General

We provide comprehensive PBM services to our customers, which include managed care organizations, local governments, unions, corporations, health maintenance organizations (“HMO”), employers, workers’ compensation plans, third party health care plan administrators, and federal and state government programs through our network of licensed pharmacies throughout the United States. Our PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. We own a mail service pharmacy (“Mail Service”) and a specialty service pharmacy (“Specialty Service” or “Ascend”). In addition, we are a national provider of drug benefits to our customers under the federal government’s Medicare Part D program.

Our business requires collaboration with retail pharmacies, physicians, pharmaceutical manufacturers, Medicare, Medicaid and commercial payors. We were incorporated in the State of New York in 1981 and reincorporated in the State of Delaware in February of 2002. Our executive offices are located in Port Washington, New York.

OVERVIEW

Recent Developments

In May 2007, we took steps to execute a series of management changes which included terminating the employment of our Chief Executive Officer, James F. Smith; Chief Information Officer, Bill Masters; Chief Marketing Officer, Tery Baskin; and Chief Legal Officer, Jonathan Friedman. Our Chairman, Thomas W. Erickson, assumed the role of President and Chief Executive Officer on an interim basis. Marty Magill, our then current Senior Vice President of Sales became our Chief Marketing Officer. In addition, we appointed George McGinn as General Counsel and Patrick Moroney as interim Chief Information Officer. In June 2007, our Chief Services Officer resigned and Mary Ellen Mitchell, our then current Vice President of Provider Relations, assumed the role of Chief Services Officer. We incurred a charge of $1.9 million as of June 30, 2007 in connection with these and other management changes.

Furthermore, we have retained a consulting firm to help determine our strategic focus. As part of this process, the consulting firm and NMHC will evaluate all NMHC customers as well as the services provided to them. Based upon the results of this review, we may change our service offerings.

We were approved by the Centers for Medicare & Medicaid Services (“CMS”) to operate as a national prescription drug plan (“PDP”) sponsor under Part D of the Medicare program through our wholly-owned subsidiary, NMHC Group Solutions Insurance, Inc. (“NMHC Group Solutions”) (aka NMHC Medicare PDP Gold) commencing on January 1, 2007. As an approved PDP sponsor, we are able to provide the PDP Medicare benefits to both individual enrollees and employer groups wishing to contract indirectly with Part D of the Medicare program to offer a PDP to eligible members. In addition, as an approved PDP sponsor, we are able to operate as a risk-bearing entity for individual enrollees and employer groups. Currently, NMHC Group Solutions is acting as a risk-bearing entity only for individual enrollees in our PDP and not employer groups.

We do not intend to continue to provide our PDP to individual Medicare Part D enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, as of January 1, 2008, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk.

We have entered into a risk contract with an unrelated third party for PBM services. To date, there are no customers associated with this risk contract.

Industry Background

In response to escalating health care costs, efforts in the health care industry have led to rapid growth in managed care and other cost containment programs. Despite these efforts, continued advances in medical technology, new drug development, increased drug utilization, and a dramatic increase in the number of elderly patients have led to significant increases in health care costs. This created a need for more efficient, cost-effective delivery and management of pharmacy services. PBM companies have evolved to address this need. PBMs seek to provide the means for customers to deliver prescription drug benefits to their plan participants in a cost-effective manner.

Company Overview

Our customers are located throughout the United States and several of its territories, and include managed care organizations, local governments, unions, corporations, HMOs, employers, workers’ compensation plans, third party health care plan administrators and federal and state government programs. Customers retain us to manage the prescription plans that they maintain for the benefit of their plan participants. We provide customers with a comprehensive PBM plan through four integrated services programs:

•	PBM Services: Management of prescription drug programs for customers.

•	Mail Service: Mail Service pharmacy for chronic therapy medications.

•	Specialty Service: Management of specialty pharmacy programs include infertility, transplant, growth hormone, Respiratory Syncytial Virus (“RSV”), hepatitis C, rheumatoid arthritis, Gaucher’s disease, multiple sclerosis and oncology.

•	Medicare Part D Program: Medicare Part D benefits delivered to our customers.

THE COMPANY

PBM Services

We provide management of prescription drug programs to our customers through a wide variety of services including:

•	Claims Management;

•	Pharmacy Network Management;

•	Benefit Design Consultation;

•	Drug Review and Analysis;

•	Formulary Design;

•	Data Access, Reporting and Information Analysis; and

•	Medicare Part D infrastructure and support services.

Our PBM services are delivered under the name NMHCRxtm.

Claims Management

Claims Processing.  Each of our customers’ plan participants is issued an identification card that identifies the plan participant and the customer. The card may be utilized at any one of the pharmacies participating in our national pharmacy network and the customer’s plan. We allow the plan participant to purchase approved prescription drugs and the other physician-prescribed items, with the plan participant paying a deductible and/or co-payment amount, if any, to the pharmacy.

In the ordinary case, plan participants present their identification card together with a physician’s prescription to a participating pharmacy. The pharmacist, using software conforming to industry standards, enters each claim into the pharmacy’s computer and the claim is electronically communicated to us for on-line, real-time processing. If the prescription is for a drug listed on the customer’s approved drug list, our on-line claims management system will confirm that the plan participant is eligible for benefits and that the submitted claim is in conformity with the plan’s terms and conditions, and the pharmacist is advised of the appropriate co-payment and deductible, if any, to be collected from the plan participant. The on-line claims management system will also advise the pharmacist of the payment the pharmacy will receive from us. In addition, our on-line claims management system sends appropriate messages regarding preferred drugs, contraindications, or any number of other potential interventions, based upon the plan participant’s existing claims history with us. The prescription is then dispensed by the pharmacist to the plan participant, who pays the appropriate co-payment and/or deductible amount and signs a signature log maintained by the participating pharmacy. Plan participants are provided with a list of pharmacies participating in our pharmacy network. Plan participants may alternatively choose to fill prescriptions at a non-participating pharmacy and will then have to submit a paper claim to us for reimbursement. Occasionally a plan participant’s claim is rejected or a prior authorization is required based on plan parameters, in which case the participant may be referred to the customer directly or to our customer service department.

Invoicing and Payments.  Customers are generally charged (i) an administration fee for each prescription claim processed by us, (ii) an amount for the drug dispensed, and (iii) a dispensing fee for filling such prescription. Customers pay us such amounts and we pay a separately negotiated amount to the pharmacies, which amount may be at a discount to the amount charged to the customers. This discount, if any, results in additional gross profit for the Company. Plan participants filing for direct payment receive an allowable payment which is usually specified by the customer. See “The Company — Pharmacy Network.”

Rebate Administration.  Drug manufacturers may issue rebates in connection with the use of certain prescription drugs. We have entered into agreements with drug manufacturers to collect rebates for our customers. We enter into a separate set of agreements with drug manufacturers for our customers receiving rebates under the Medicare Part D program. The terms of each agreement between us and the drug manufacturers are unique, but the basic concept is the same. These agreements generally provide that we must list the specified products of each of the drug manufacturers on our approved formularies with the specified customers. Our independent Pharmacy & Therapeutics (“P&T”) Committee determines and approves the inclusion of such drugs on our formularies prior to listing the products on any approved formularies. For a discussion of the P&T Committee, see “The Company — Formulary Design.” The contracted drug manufacturers are obligated to pay rebates within a specified period of time after we submit our claims, based upon certain contractual criteria. We are required to submit claims for rebates on a timely basis, otherwise, the manufacturers are not obligated to pay rebates. The manufacturer contracts provide for either (i) a fixed percentage rebate with or without market share based enhanced opportunities or (ii) a market share based rebate. In the latter case, rebates may not be earned in the event that a minimum market share threshold is not achieved. We are typically paid an administrative fee by the manufacturers for our services in administering these contracts. All, part, or none of the rebates and administrative fees received by us may be remitted to our customers, depending upon the terms of our agreements with each customer. In addition, our wholly-owned subsidiary, Specialty Pharmacy Care, Inc., performs many of the rebate administrative functions for which it is paid an administrative fee.

We also contract with a third party rebate administrator (the “Rebate Administrator”) to administer a portion of our rebates. The Rebate Administrator is obligated to pay us a per claim rebate amount and retains a portion of the total rebates as an administrative fee.

Pharmacy Network

We maintain a pharmacy network that includes both retail and mail service options. Both the retail and mail service components of the pharmacy network, including our own mail service facility, are managed through our on-line claims management system. Certain of our customers require us to maintain a pharmacy network with specified numbers of pharmacies in various locations to serve plan participants. Our retail pharmacy network consists of over 55,000 pharmacies. In addition, we have contracted Medicare Part D provider networks that are intended to comply with or exceed CMS access requirements for the Medicare Part D prescription drug program.

Benefit Design Consultation

We assist customers in defining their financial and employee-benefit objectives for their prescription drug benefit plans and in developing a program to meet such objectives. Our staff analyzes and provides recommendations to customers regarding how to improve their plan performance based upon the customer’s objectives. General areas of focus include:

•	Participant cost — sharing levels (i.e., deductibles and co-pays);

•	Covered and excluded drugs;

•	Generic drug usage;

•	Clinical and utilization management strategies;

•	Alternate programs and services;

•	Maintenance medication programs; and

•	Medicare Part D services.

Once a plan design has been implemented, the clinical and account management staff monitors plan performance for customer satisfaction and cost effectiveness, and may periodically recommend changes to the plan.

Drug Review and Analysis

Our drug review and analysis services include concurrent and retrospective reviews of submitted claims. These include a series of on-line reviews which permit a pharmacist filling a prescription to examine the plan participant’s claims history for:

•	drug interactions;

•	premature refills of prescriptions;

•	duration and duplication of therapy;

•	pregnancy and breast feeding precautions;

•	geriatric or pediatric precautions;

•	compliance with prescriptions; and

•	other contraindications.

We transmit such information to the dispensing pharmacist for information purposes only — not to replace the prescribing physician’s or the dispensing pharmacist’s professional judgment. We may then recommend changes in the customer’s plan design or preferred drug management initiatives to further optimize spending, minimize unintended clinical risk, and/or re-orient the plan’s management tactics to better conform to the customer’s plan performance goals.

Formulary Design

We have established a P&T Committee currently comprised of physicians and pharmacists, with independent representation from across the country. The P&T Committee’s primary responsibility is to assist customers in designing a well managed, therapeutically appropriate, cost-effective preferred drug listing or “formulary.” The goal of the P&T Committee is to enable customers to optimize plan participant care through drug policy development and education. The P&T Committee typically meets quarterly and performs the following functions:

•	provides information to customers to ensure that the covered drugs of each plan reflect the current standard of medical practice and pharmacology;

•	evaluates drugs for clinical efficacy prior to cost considerations for inclusion in a plan as a preferred drug;

•	analyzes current literature for safety, efficacy and cost-effectiveness of covered drugs;

•	provides recommendations on drug therapy and utilization;

•	evaluates drug review and analysis programs and criteria;

•	recommends those drugs which require prior authorization from the customer; and

•	reviews the associated guidelines for those drugs’ proper use.

The P&T Committee currently consists of ten members, each with expertise in specific practice areas. In addition, consultants may be called upon to participate on an ad-hoc basis. We believe that the P&T Committee is organized and operates in a manner that ensures the objectivity and credibility of its recommendations.

Data Access, Reporting and Information Analysis

Our on-line claims management system enables us to efficiently provide customers with:

•	On-line system access whereby the customer is able to update and maintain certain plan components such as participant eligibility;

•	Periodic utilization and financial reports, which our representatives utilize to assist customers regarding benefit design, cost containment initiatives, disease information initiatives, generic equivalents programs and formulary management; and

•	Plan performance indicators and ad-hoc reporting through our proprietary decision support tools.

Mail Service

Our Mail Service pharmacy is generally used by plan participants as a cost effective means of minimizing the inconvenience resulting from repeated trips to retail pharmacies to fill prescriptions; this is especially common when a plan participant with a chronic condition receives long-term drug therapy. In addition, the plan participant generally saves money through a reduction in the number of co-payments they would have paid had the prescriptions been filled repeatedly at a retail pharmacy. Further, with Mail Service pharmacy, the customer is typically charged a lower dispensing fee and a lower cost for prescription ingredients compared to those charged by a retail pharmacy.

We opened our Mail Service pharmacy on July 1, 2003. Plan participants submit prescriptions, primarily for maintenance medications, to Mail Service via mail. Refill requests may be submitted via mail, telephone, fax or the internet. The operations of Mail Service are automated, featuring bar code and scanning technology to route and track orders, computerized dispensing of medications and computer-generated mailing labels. To ensure quality control of the dispensation of prescriptions, Mail Service is equipped with automated quality control features and a licensed pharmacist who inspects each prescription. Claims submitted by Mail Service are managed using our on-line claims management system and are subject to the same review and verification as those claims submitted by retail pharmacies.

Specialty Service

Specialty Service manages high-cost, self-injectable medications and compounded prescriptions requiring special handling. Recently, this class of medications has become a more significant percentage of our customers’ pharmacy budget. This growth is a function of increased utilization as well as an increase in the number of available treatment agents. Diseases treated by our Specialty Service pharmacy medications include: Hepatitis-C, Hemophilia, Growth Deficiency, RSV, Multiple Sclerosis, HIV, Immune Deficiency, Crohn’s Disease, Pompe’s Disease, Gaucher’s Disease, Psoriasis, Infertility, Cancer, Rheumatoid Arthritis, Osteoporosis, Cystic Fibrosis, Osteoarthritis and Macular Degeneration.

Specialty Service manages utilization of agents on two levels: first, at a macro level, by identifying trends in utilization patterns, recommending protocols based on nationally accepted guidelines, and monitoring compliance; second, on a micro level, by managing guidelines for patients to ensure appropriate dispensing and ongoing compliance.

In addition, we aid customers in identifying patients for our specialty program either through medical claims information provided by the customer or in conjunction with existing drug profiles. Once identified, patients may receive some, or all, of the following services:

•	Delivery to a location of the patient’s choice (home delivery or delivery to the patient’s primary care physician or specialist);

•	Educational materials about therapies and disease states;

•	Refill management and compliance monitoring;

•	Pharmacist hotline;

•	Assignment of benefits; and

•	Study protocols and financial assistance program information.

Along with providing the above services, Specialty Service has relationships with biotech and drug manufacturers to be a part of their dispensing network of pharmacies.

Medicare Part D Program

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”) created the federal Voluntary Prescription Drug Benefit Program under “Part D” of the Social Security Act. As of January 1, 2006, eligible Medicare beneficiaries are able to obtain prescription drug coverage under Part D by enrolling in a PDP or a “Medicare Advantage” plan that offers prescription drug coverage (a “MA-PD”). Employers and unions offering eligible prescription drug coverage for their Medicare-eligible members can receive a number of subsidy payments under Part D for a portion of the costs associated with providing such coverage to beneficiaries who do not enroll in a PDP or MA-PD. These subsidies can be obtained by the employer group by contracting directly or indirectly with CMS to offer PDP Medicare benefits to Medicare-eligible members, or the employer group can apply for a retiree drug subsidy without contracting with a PDP sponsor.

We participate in the administration of the Medicare drug benefit programs (i) through the provision of PBM services to our customers that have qualified as a PDP or a MA-PD, and (ii) by assisting employers, unions and other customers that qualify for the retiree drug subsidy available under Medicare Part D by collecting and submitting eligibility and/or drug cost data to CMS for them in order to obtain the subsidy. We also provide Part D functions to these customers that include managing member true out of pocket costs (TrOOP), creating the prescription data event (PDE) files, providing medication therapy management (MTM) services, and providing various reporting required by CMS.

In addition, our prescription drug plan subsidiary, NMHC Group Solutions, was approved by CMS to operate as a national PDP sponsor under Part D commencing on January 1, 2007. As an approved PDP sponsor, we are able to provide the PDP Medicare benefits to both individual enrollees and employer groups wishing to contract indirectly with Part D to offer a PDP to eligible members. In addition, as an approved PDP sponsor, we are able to operate as a risk-bearing entity for individual enrollees and employer groups. Currently, NMHC Group Solutions is only acting as a risk-bearing entity for individual enrollees in our PDP and not employer groups.

We do not intend to continue to provide our PDP to individual Medicare Part D enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, as of January 1, 2008, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk.

Customers

For the fiscal year ended June 30, 2007, 14% of our revenue was from Mohawk Valley Physicians’ Health Plan, Inc. (“MVP”), a former customer administering multiple plans, which is reported within the PBM segment. Our contract with MVP expired on December 31, 2006 and was not renewed.

For the fiscal year ended June 30, 2007, 16% of our revenue was from Boston Medical Center Health Plan, Inc. a current customer, which is reported within the PBM segment.

Our Business Strategy

Our business strategy currently is focused on organic growth. We plan to grow by leveraging our core strengths to meet specific, unmet needs within defined market segments, resulting in added PBM lives and increased utilization of our Mail Service and Specialty Service pharmacies.

Target Markets

Our business strategy is focused on further penetrating the following five market segments:

State and Local Governments:  Public sector enterprises provide pharmacy benefits to both employees and retirees and as a result are attracted to the complete suite of our offerings. Our results-oriented approach to clinical programs remains important to a customer base that must often face public scrutiny. Legislation, as well as political trends requiring pass-through pricing and transparent contracting, favors our strength and experience, while at the same time many other PBMs are unwilling or unable to offer such terms. We see many opportunities to capitalize on these market dynamics.

Unions/Taft-Hartley Trust Funds:  With large active and retiree populations, this market segment requires the services that comprise our complete suite of core offerings, including PBM services, Mail Service, Specialty Service and Medicare Part D. As healthcare costs continue to rise, local and international unions are becoming increasingly attracted to our brand of innovative, results-oriented clinical programs. In addition, our history of offering pass-through pricing and transparency remains extremely important to retaining our current clientele as well as winning new business.

Employer Groups:  Self insured companies are challenged by cost containment pressures on the one hand and the need to offer attractive benefit packages that attract and retain employees on the other. This calls for increased sophistication on the part of PBMs, which we are ideally positioned to offer, relative to smaller PBMs. In addition, our ability to offer the PDP Medicare benefits places us in a unique position in our peer group and relative to smaller PBMs. We believe this market is under-serviced by the three largest PBMs and is attracted to our flexibility, dedication and service levels and our strong clinical programs. We see strong opportunities for growth and expansion in this market as employers continue to search for solutions to their rising healthcare costs.

Third Party Administrators (TPAs):  The TPA market is consolidating under the constant pressure of large health insurance companies. These potential customers, who process claims for employers and Taft Hartley trust funds, seek partnerships with PBMs that can help them offer a competitive advantage.

Managed Care Organizations (MCOs):  We believe we are positioned to service the needs of mid-sized, regional MCOs with 25,000 to 400,000 lives. These firms are large enough to demand the services of an integrated, technically sophisticated PBM like NMHC, but not large enough to bring PBM services in-house. To compete in their service areas, these firms must be able to offer unique and flexible offerings, coupled with outstanding clinical and financial results from intervention programs. They demand high levels of service, support for their own P&T committees, locally tailored retail networks, and other levels of customization that are going unmet by larger PBMs that service larger MCOs.

Company Operations

Sales and Marketing

We market our services through a sales and marketing department led by a direct sales force of Regional Vice Presidents and external brokerage and consultant relationships. Our Regional Vice Presidents target customers throughout the United States and several of its territories. In addition, we contract with brokers and consultants who are retained to market our services to prospective customers for agreed upon fees. We also attend trade shows and use advertising, public relations and marketing literature for sales support. These efforts are expected to create access to new customers in major marketing areas.

Furthermore, we continue to expand our web presence (www.nmhc.com) as both a functional tool for customers to conduct the many value-added services provided by us, and as a portal for eligible plan participants to make inquiries and refill mail service prescriptions. The web site offers a page dedicated to online services which allow plan participants to fill out customer service surveys, to obtain direct payment claim forms, to access formulary listings, to access the pharmacy network listings and to access claims history. In addition, we provide secure web access to make available specific resources to customers who have unique reporting and data management requests. All plan participant information is subject to security measures available in the industry, protecting patient confidentiality and meeting the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) compliance standards.

Information Systems

Information systems play a critical role in our business. Claims adjudication software is one of our most critical systems and directly supports our core business operations. Our systems provide a wide range of functionality including online claims processing, formulary and clinical management, pharmacy network management and are the basis for much of our reporting and analytical capabilities. A significant part of our claims platform capabilities is operated on software licensed from unaffiliated third parties.

We maintain preventative measures to protect against disaster, including resiliency in processing, telecommunications and power sources.

For a discussion of the risks relating to our information systems, see “Item 1A. Risk Factors — We rely on third parties for our point of sale information system and transaction processing system, and any disruption in these services would materially disrupt our business and results of operations” and “Item 1A. Risk Factors — We are in the process of consolidating all customers to a single third party adjudication vendor, one of two that we are currently operating. Any severe interruption during the transition could materially disrupt our business.”

Competition

We compete with numerous companies that provide the same or similar services as ours. Some of our competitors have been in existence for longer periods of time and are better established than we are. Some of them also have broader public recognition, substantially greater financial and marketing resources than us, and more experienced management. In addition, some of our customers and potential customers may find it desirable to perform for themselves those services now being rendered by us. Furthermore, consolidation and alliances within the industry could adversely impact the operations and prospects for independent PBM companies such as NMHC.

Our ability to attract and retain customers is substantially dependent on our capability to provide competitive pricing, efficient and accurate claims management, utilization review services and related reporting, and auditing and consulting services. We believe that the following factors help us successfully compete:

•	a successful record of delivering services at lower annual costs for our customers than national trends;

•	a broad base of experience in the information technology and PBM industries;

•	flexible and sophisticated on-line information systems, which integrate all of the data input, reporting, analysis, and access functions provided by NMHC;

•	wholly-owned and operated mail service and specialty pharmacies;

•	an integrated Medicare Part D prescription drug program;

•	effective and measurable clinical management programs;

•	a focus on customer service; and

•	transparency to customers.

Employees

As of September 10, 2007, we had 465 employees. Of the 465 total employees, 450 are full-time and 15 are part-time employees. We are not a party to any collective bargaining agreement and we consider our relationships with our employees to be satisfactory.

Government Regulation

The activities of PBMs such as NMHC are subject to regulation at the federal and state levels. We believe that our operations, as currently conducted, substantially comply with the laws and regulations material to the operation of our business. However, the application of complex standards to the detailed operations of our business creates areas of uncertainty.

Regulatory authorities have very broad discretion to interpret and enforce these laws and to promulgate corresponding rules and regulations. Violations of these laws and regulations may result in criminal and/or civil fines and penalties, injunctive relief to prevent future violations, other sanctions, loss of professional licensure and exclusion from participation in federal and state health care programs, including Medicare and Medicaid. There can be no assurance that we have interpreted the applicable laws and regulations in the same way as regulatory or judicial authorities, or that the laws and regulations and/or the interpretation thereof will not change.

Moreover, the states and federal government continue to propose new legislation that may, if enacted, have a material adverse effect on our business, profitability or growth prospects. A more detailed analysis of certain laws and regulations and proposed legislation affecting the business, operations and relationships of NMHC is set forth below.

Anti-Kickback Statutes

The federal Anti-Kickback Statute prohibits knowingly offering, soliciting, paying or receiving remuneration in return for referring an individual for the furnishing of an item or service, or for the purchasing, ordering or arranging for any item or service, for which payment may be made in whole or in part under a federally funded health care program, including Medicare, Medicaid and the Civilian Health and Medical Program of the Uniformed Services (“CHAMPUS/Tricare”). Regulations have been adopted under the federal Anti-Kickback Statute which provide safe harbors for certain remuneration arrangements that might otherwise violate the statute, such as properly reported discounts (including certain rebates) received from vendors and properly disclosed payments made by vendors to group purchasing organizations. The failure to fall within a safe harbor does not automatically mean that an arrangement is unlawful, although it may result in heightened scrutiny or challenge. Many states, including several in which we do business, have adopted laws similar in scope to the federal Anti-Kickback Statute (sometimes including similar safe harbors), and these state laws often are applicable to services for which payment may be made by anyone, including commercial insurers and private pay patients, not just payments made under a federal or state health care program. Violation of these anti-kickback laws may result in criminal and civil penalties as well as exclusion from the Medicare and Medicaid programs.

The federal Anti-Kickback Statute has been broadly interpreted by the courts, the Office of Inspector General (the “OIG”) of the Department of Health and Human Services (“HHS”), and pertinent administrative bodies. Courts have ruled that a violation of the statute exists even if only one purpose of the remuneration was to induce patient referrals or purchases. Also, the OIG has identified as possibly improper under the statute so-called “product conversion” programs, pursuant to which pharmaceutical manufacturers provide incentives to physicians and pharmacies to change a prescription to a drug made by the pharmaceutical manufacturer, or recommend such a change. We are not aware of any instance in which the federal Anti-Kickback Statute has been applied (i) to prohibit independent PBMs, such as NMHC, from receiving rebates from drug manufacturers based on drug sales by pharmacies to plan participants, or (ii) to properly structure contractual relationships between independent PBMs and their customers and participating pharmacies.

The federal Anti-Kickback Statute has also been cited as a partial basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with product conversion programs. Additionally, certain governmental entities have commenced investigations of companies in the pharmaceutical services industry and have identified issues concerning development of preferred drugs lists, therapeutic substitution programs, pricing of pharmaceutical products and discounts from prescription drug manufacturers. Several pharmaceutical manufacturers have entered into settlement agreements with the federal government concerning marketing and pricing practices. For example, in October 2006, Medco Health Solutions (“Medco”), a PBM, entered into a $155 million civil settlement of claims that Medco destroyed and canceled valid patient prescriptions, solicited kickbacks from pharmaceutical manufacturers to favor their drugs, and paid kickbacks to health plans to obtain business. Similarly, in September 2005, CVS Caremark Corporation (f/k/a Caremark Rx, Inc.), (“Caremark”) a PBM, entered into a $137 million civil settlement of claims that its subsidiary, AdvancePCS, allegedly solicited and received kickbacks from pharmaceutical manufacturers in the form of excessive administrative fees, over-priced services agreements as a reward for favorable formulary treatment, and improper “flat fee” rebates, and that AdvancePCS allegedly paid kickbacks to customers and potential customers to induce them to contract with AdvancePCS. In both cases, although the case settled under the False Claims Act, as discussed below, a majority of the allegations pertained to anti-kickback violations.

We believe that we are in compliance with the federal Anti-Kickback Statute and similar state laws and to date, we have not been the subject of any suit or investigation concerning these laws. There can be no assurance, however, that we will not be subject to challenge or a proceeding under the federal Anti-Kickback Statute, the regulations there under or any similar state laws. Any such challenge or proceeding could have a material adverse effect on our business, results of operations or financial condition, regardless of whether we are found to have violated such statutes or regulations.

On April 28, 2003, the OIG issued its Compliance Program Guidance for Pharmaceutical Manufacturers (“OIG Guidance”) aimed at advising pharmaceutical manufacturers on how to establish compliance programs that will ensure compliance with state and federal laws and regulations. The OIG Guidance encourages pharmaceutical manufacturers to evaluate some areas of legal risk in structuring their compliance program, including the relationship between pharmaceutical manufacturers and PBMs. In particular, the OIG Guidance describes the negotiation of discount rebates and administration fees, as well as formulary support activities, as areas of potential legal risk. Although we believe that our business practices and direct arrangements with pharmaceutical manufacturers are in compliance with the OIG Guidance, we cannot guarantee that the arrangements between our third party rebate administrator and the pharmaceutical manufacturers are in compliance with the OIG Guidance. In addition, if the industry perceives the OIG Guidance as leading to greater scrutiny of PBMs, pharmaceutical manufacturers and customers may seek to alter rebate arrangements, which could adversely affect our profitability.

Additionally, it is a crime under the federal Anti-Kickback Statute, for any person to knowingly and willfully offer or provide any remuneration to a prime contractor to the United States, including a contractor servicing federally funded health programs, in order to obtain favorable treatment in a subcontract. Violators of this law may also be subject to civil monetary penalties.

Medicare Part D Prescription Drug Program Reforms

The MMA, which was enacted in 2003, creates a new voluntary prescription drug benefit under the Social Security Act.

As of January 2006, Medicare beneficiaries entitled to Part A or enrolled in Part B, as well as certain other Medicare enrollees, are eligible for outpatient prescription drug benefits under the MMA Medicare Part D drug program. CMS has issued final rules implementing the portions of the MMA relating to PDPs and MA-PDs, including the “Part D Program to Control Fraud, Waste, and Abuse” guidance. The MMA imposes various requirements on PDP sponsors and MA-PDs that offer drug coverage, including requirements relating to the prescription drug benefits offered, the disclosure of negotiated price concessions made available by drug manufacturers, pharmacy access and participation, and the development and application of formularies. To the extent that we serve as a PDP sponsor or provide services to PDP sponsors and MA-PDs, we are required to comply with the applicable provisions of the MMA and CMS regulations. We have developed the appropriate compliance program to support the detailed requirements of the Medicare laws and regulations, including designating a Medicare Compliance Officer who oversees Medicare Part D compliance, creating a Medicare Compliance Committee who assists the Medicare Compliance Officer in the implementation of the Medicare Compliance Program and implementing procedures to prevent and detect fraud, waste and abuse. Although we are continuing to assess the impact that Medicare Part D will have on our customers’ decisions to continue to offer a prescription drug benefit to their Medicare-eligible members, our customers have a variety of options to consider for providing drug coverage to their retirees. We currently participate in the administration of Medicare Part D: (i) through the provision of PBM services to our health plans and other customers that have qualified as a PDP or a MA-PD, and (ii) by assisting employers, unions and other health plan customers that qualify for the retiree drug subsidy available under Medicare Part D by collecting and submitting eligibility and/or drug cost data to CMS for them in order to obtain the subsidy.

In addition, our subsidiary, NMHC Group Solutions, which has been approved by CMS to operate as a PDP sponsor under Medicare Part D, began offering Medicare Part D pharmacy benefits to employer groups and individual enrollees in January 2007. This is the first time we are a direct contractor to the federal government and subject to the rules, regulations and enforcement authority of the federal government over its contractors. In all cases, we will be required to comply with the extensive, detailed requirements of the Medicare laws and regulations which could have a significant impact on our operations, products and services.

Stark Law

The federal physician self-referral law, known as the “Stark Law,” prohibits physicians from referring Medicare or Medicaid beneficiaries for “designated health services,” which includes outpatient prescription drugs, to any entity with which the physician or an immediate family member of the physician has a financial relationship. The law also prohibits the entity receiving a prohibited referral from presenting a claim to Medicare or Medicaid for the designated health service furnished under the prohibited referral. In addition, the Stark Law contains certain statutory and regulatory exceptions for physician referrals and physician financial relationships. CMS published final regulations under the Stark Law which provides guidance on interpretation of the scope and exceptions of the Stark Law. Possible penalties for violation of the Stark Law include denial of payment, refund of amounts collected in violation of the statute, civil monetary penalties, criminal penalties and Medicare and Medicaid program exclusion. Our provision of Medicare Part D services and our Specialty Service and Mail Service pharmacies dispensation of certain outpatient prescription drugs that are directly or indirectly reimbursed by the Medicare or Medicaid programs, potentially make them subject to the Stark Law’s requirements. However, we do not believe that we receive any physician referrals that would violate the Stark Law.

State Self-Referral Laws

Our Mail Service, Specialty Service and Medicare Part D operations may also be subject to state statutes and regulations that prohibit payments for referral of individuals from or by physicians to health care providers with whom the physicians have a financial relationship. These state laws and their exceptions may vary from the federal Stark Law and vary significantly from state to state. Some of these state statutes and regulations apply to items and services reimbursed by private payors. Violation of these laws may result in prohibition of payment for items or services provided, loss of pharmacy or health care provider licenses, fines and criminal penalties. State self-referral laws are often vague, and, in many cases, have not been widely interpreted by courts or regulatory agencies. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that we are in compliance with such laws.

Statutes Prohibiting False Claims and Fraudulent Billing Activities

A range of federal and state civil and criminal laws target false claims and fraudulent billing activities. One of the most significant of these laws is the Federal False Claims Act, which imposes civil penalties for knowingly making a false claim or the making of a false record or statement in order to secure reimbursement from a government sponsored program, such as Medicare and Medicaid, for services rendered or covered by the relevant program. A few federal district courts have recently interpreted the False Claims Act as applying to claims for reimbursement that violate the federal Anti-Kickback Statute or the Stark Law under certain circumstances. In recent years, the federal government has launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws. Claims under these laws may be brought either by the government or by private individuals on behalf of the government through a qui tam or “whistleblower” action. Several whistleblower actions have been filed under the False Claims Act alleging, among other things, that PBMs improperly favored the products of certain pharmaceutical manufacturers over less expensive products and engaged in improper mail order pharmacy practices. Because such actions are filed under seal and may remain secret for years, there can be no assurance that neither we nor any of our subsidiaries are named in a material action.

The False Claims Act and other related or similar laws generally provide for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims as well as potential criminal penalties. The federal government has entered into settlement agreements with several companies in the pharmaceutical services industry following claims by the federal government that such parties violated the Federal False Claims Act by: (i) improperly marketing and pricing drugs; (ii) overstating the average wholesale prices (“AWP”) of products; (iii) paying illegal remuneration to induce the purchase of drugs; and/or (iv) failing to accurately report “best price” under the Medicaid program. For example, in October 2006, Medco, a PBM, entered into a $155 million civil settlement of claims under the False Claims Act. Similarly, in September 2005, Caremark entered into a $137 million civil settlement of claims under these same statutes. In addition, both companies agreed to enter into a 5-year corporate integrity agreement with the federal government. To the best of our knowledge, we have not been named in any actions filed under the False Claims Act. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that we are in compliance with such laws.

Regulations Regarding Privacy and Confidentiality

Many of our activities involve the receipt, use and disclosure by us of personally identifiable health information, including disclosing this information to a patient’s health benefit plan. In addition, we may use de-identified health information for research and analytical purposes. In order to protect the privacy and security of personally identifiable health information, we have adopted the standards of telecommunication for the PBM industry established by the National Council for Prescription Drug Programs and perform risk assessments, employee training with respect to patient confidentiality, and evaluations of business practices.

The use, disclosure, and secure handling of personally identifiable health information is regulated at the federal and state levels, including the privacy and security regulations issued pursuant to HIPAA. These state and federal requirements vary and change frequently as a result of legislation, regulations and judicial or administrative interpretation. Further, the HIPAA privacy requirements do not preempt state laws regarding health information privacy that are more restrictive than HIPAA.

In some areas of our business, such as Mail Service, Specialty Service and operations as a PDP sponsor under Medicare Part D, we are directly subject to these statutory and regulatory requirements. Other areas, such as our PBM operations, are not directly subject to these statutes and regulations but are indirectly impacted as a result of regulatory requirements for our customers to have confidentiality agreements in place with us, known as “business associate agreements.” When required, we have business associate agreements in place with our customers that contractually require us to protect the confidentiality and security of the personally identifiable health information that we create or receive on their behalf. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that we are in compliance with such privacy and security laws and regulations that apply directly to us and with our business associate obligations.

In addition, state and federal authorities are increasingly focused on the importance of protecting individuals from identity theft, with a significant number of states enacting laws requiring businesses to notify individuals of security breaches involving personal information and Congress considering similar or additional measures. These state laws generally require businesses to notify individuals when their personal information has been, or is reasonably believed to have been, acquired by an unauthorized person. Many state laws also require notification to government agencies, such as the state attorney general, or consumer protection agencies in the event of a breach or misuse of personal data.

HIPAA includes administrative requirements directed at simplifying electronic data interchange through standardizing transactions and establishing uniform health care provider, payer and employer identifiers. The standard transactions regulations require the use of national, uniform standards when a healthcare provider or health plan conducts certain electronic transactions with another healthcare provider or health plan. These regulations also mandate the use of certain code sets in connection with the standard transactions. We have made the necessary arrangements to provide electronic transactions that are in compliance with these regulations. Beginning in May 2007, the national provider identifier (“NPI”) rule became effective. This rule requires all health care providers that conduct standard transactions to obtain an NPI and use the NPI in any standard transaction in which the provider’s identifier is required. The NPI rule has had an operational impact on our business in that all electronic pharmacy claims must reflect the pharmacy’s NPI. To the extent that any pharmacies do not have an NPI, this rule may result in rejected claims at the pharmacy counter.

Varying requirements and enforcement approaches in the different states may adversely affect our ability to standardize our products and services across state lines. Failure to comply with any of the statutory and regulatory HIPAA requirements, state privacy and security requirements and other similar federal requirements could subject us to significant criminal and civil penalties. Further, if we fail to protect the privacy and security of the individually identifiable health information we handle on behalf of our customers as required by our business associate agreements, our customers could be subject to significant civil and criminal penalties, and we could be found to have breached our contracts with our customers.

It is possible that new laws or regulations further restricting the use or disclosure of personally identifiable health information could be adopted or that existing laws or regulations will be interpreted to further restrict our ability to obtain and use individually identifiable health information. New requirements or interpretations could have a material adverse effect on our business, results of operations or financial condition.

ERISA

We provide services to a number of customers which are self-funded health plans. These plans are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), which imposes certain obligations on those deemed fiduciaries of the health plans. We administer pharmacy benefit plans according to the plan design choices made by the health plan customer. With the exception of our activities as a PDP sponsor under the Medicare Part D program, we believe that our business activities are sufficiently limited that we do not assume any of the fiduciary responsibilities of the customer and thus would not be regulated as a fiduciary under ERISA. In addition, our agreements with customers specifically identify the scope of our services and provide that we are not a fiduciary of the plan. However, there can be no assurance that the U.S. Department of Labor (the “DOL”), which is the agency that enforces ERISA, would not assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations or that courts in private ERISA litigation would not so rule. Although courts have declined to extend ERISA fiduciary obligations to managed care companies, the DOL alleged that prior to acquisition by NMHC, Pharmaceutical Care Network (“PCN”), was acting as an ERISA fiduciary in providing certain administrative services to its ERISA plan clients. PCN vigorously disagreed with the allegations, but settled the dispute with the DOL in May 2006 to avoid the costs of protracted litigation. If, in the future, we are deemed to be a fiduciary, we could potentially be subject to claims regarding breach of fiduciary duties in connection with our provision of services.

On May 25, 2004, the United States District Court for the Southern District of New York accepted a class action settlement proposed by Medco in a lawsuit that alleged that Medco was a functional fiduciary under ERISA and violated its fiduciary obligations by, among other things, failing to make adequate disclosures regarding certain rebates from pharmaceutical manufacturers and steering clients toward more expensive pharmaceuticals with higher rebates benefiting Medco and its parent company at the time, Merck & Co., Inc. Pursuant to the settlement, Medco paid $42.5 million into a settlement fund to be distributed to plan participants. In addition, Medco agreed to implement and continue certain business practices aimed at increasing transparency around formulary decisions and therapeutic interchanges. Medco did not admit, and the settlement did not require Medco to admit, any wrongdoing under ERISA or otherwise.

Similarly, on July 26, 2004, private litigants filed suit against Caremark in the United States District Court for the Middle District of Tennessee alleging that Caremark was a fiduciary under ERISA and violated its ERISA fiduciary duties by, among other things, failing to disclose the existence and extent of manufacturer rebates, concealing the “spread” on pharmacy claims to the detriment of ERISA plans and conspiring with pharmaceutical manufacturers to inflate AWP, which is the standard pricing measure used by the pharmaceutical industry and PBMs in calculating drug prices. In August 2005, Caremark was dismissed from the action.

Also, on April 18, 2006, the United States District Court for the District of New Jersey decided a case brought by private litigants against PCS Health Systems, Inc. (“PCS”), a PBM. The plaintiffs alleged that PCS breached its fiduciary duty by taking rebates and kickbacks from drug manufacturers. The court granted PCS’s motion for summary judgment, holding that PCS was not acting as a fiduciary under ERISA since it did not have the type of discretionary authority needed to render PCS an ERISA fiduciary.

In addition to the cases discussed above, numerous other lawsuits have been filed against various PBMs by private litigants, whether a plan participant on behalf of an ERISA plan or by the ERISA plan client, alleging that the PBMs are ERISA fiduciaries and that, in such capacity, they allegedly violated ERISA fiduciary duties in connection with certain business practices related to their respective contracts with retail pharmacy networks and/or pharmaceutical manufacturers.

In addition to its fiduciary provisions, ERISA imposes civil and criminal liability on service providers to health plans and certain other persons if certain forms of illegal remuneration are made or received. These provisions of ERISA are similar, but not identical, to the healthcare anti-kickback statutes discussed elsewhere in this Government Regulation section, and they do not contain the statutory and regulatory “safe harbor” exceptions included in other healthcare statutes. These provisions of ERISA are broadly written, and we cannot be certain of the extent to which they could be deemed applicable to the conduct of our business.

Effective January 2004, the DOL issued claims procedure regulations (“Claims Rules”) that create standards applicable to clients that are regulated under ERISA for initial and appeal level decisions, time frames for decision making, and enhanced disclosure rights for claimants. We have implemented and will continue to implement in the future, changes to our operational processes, as necessary to accommodate our customers’ compliance needs under the Claims Rules.

FDA Regulation

The United States Food and Drug Administration (the “FDA”) generally has authority to regulate drug promotional materials that are disseminated “by or on behalf” of a pharmaceutical manufacturer. In January 1998, the FDA published a Notice and Draft Guidance for Industry regarding its intent to regulate certain drug promotion and therapeutic substitution activities performed by PBMs that are controlled, directly or indirectly by pharmaceutical manufacturers. The FDA was concerned that pharmaceutical manufacturers might attempt to avoid FDA regulation in connection with the promotion of their drugs by utilizing PBMs to conduct the marketing activity. The FDA effectively withdrew the draft guidance in the fall of 1998. We are not owned or controlled by a pharmaceutical manufacturer, but we do have contractual relationships with them. Although the draft guidance has effectively been withdrawn, there can be no assurance that the FDA will not again attempt to assert jurisdiction over certain aspects of the business of PBMs in the future, which could materially adversely affect our operations.

Consumer Protection Laws

The federal government and most states have consumer protection laws that have been the basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to pharmacies in connection with drug switching programs. In addition, most states have enacted consumer protection laws relating to a broad range of managed health care activities, including provider contracting, participant appeals and access to services and supplies. Although we believe we are compliant with consumer protection laws, there can be no assurance that our operations will not be subject to challenge or scrutiny under one or more state laws as they are often interpreted broadly.

Regulations Applicable to Health Care Professionals

All states regulate the practice of medicine, nursing, and other licensed health professions. To our knowledge, no PBM has been found to be engaging in the practice of medicine or nursing by reason of its health management services. Activities deemed by a state’s regulatory authority to constitute the practice of medicine, nursing, or any other licensed health profession without the proper license would subject the non-compliant party to the penalties provided under such state’s laws. We cannot assure that a regulatory authority in a state in which we engage in PBM services would not assert a contrary position and subject us to sanctions for the unauthorized practice of medicine, nursing, or other licensed health profession.

Third Party Administrator, Utilization Review Laws and Preferred Provider Organizations

Many states have licensure or registration laws regulating certain types of managed care organizations, including, TPAs, companies that provide utilization review services, and preferred provider organizations (“PPOs”). These laws differ from state to state, and their application to PBMs is often unclear. We have registered or are applying to become registered in those states in which we have concluded that such registration or licensure is required. Registration and licensure requirements for PBM activities vary from state to state depending on state agency interpretations. Prior to September 1998, however, we conducted our activities without obtaining any TPA, utilization review or PPO licenses. We may be subject to cease and desist orders, fines and other penalties in a particular state if a state agency changes its interpretation of licensure requirements or if a state agency determines that we were non-compliant prior to the time we were required to obtain a license. There can be no assurance that such an adverse finding by a state agency would not have a material adverse effect on our business, results of operations or financial condition.

State Insurance Laws

In general, state insurance regulations do not apply to our fee-for-service prescription drug plans and PBM service contracts, including those in which we assume certain risk under performance guarantees or similar arrangements. However, state insurance regulations may be applicable if a PBM offers to provide prescription drugs on a capitated basis or otherwise accepts material financial risk in providing pharmacy benefits and may require that the party at risk establish reserves or otherwise demonstrate financial viability. Laws that may apply in such cases include insurance laws and laws governing managed care organizations and limited prepaid health service plans.

In order to participate as a PDP sponsor under the Medicare Part D program, we formed NMHC Group Solutions. Pursuant to the MMA, NMHC Group Solutions must be licensed as a risk-bearing entity under state laws or have obtained a waiver of the licensing requirement from CMS. NMHC Group Solutions has been approved to operate as a risk-bearing entity in its domicile state, Delaware, and has filed applications for licensure in the 49 other states and Washington D.C., and Puerto Rico. Because we demonstrated to CMS that we filed substantially complete licensure applications in these jurisdictions, CMS has granted NMHC Group Solutions a thirty-six month waiver of such licensing requirements effective January 1, 2007. Generally, waivers are not renewable unless CMS determines that the state in question does not have a licensing process in effect with respect to prescription benefit plans. NMHC Group Solutions is in the process of obtaining the appropriate state licenses and is currently licensed in nine states. As a licensed insurance company, NMHC Group Solutions is subject to various state insurance regulations that generally require, among other things, maintenance of capital and surplus requirements, review of certain material transactions and the filing of various financial and operational reports. However, if NMHC Group Solutions is unable to either acquire all necessary insurance licenses or maintain waivers of such licensing requirements, there may be a materially adverse impact on its ability to participate in the Medicare Part D program as a PDP sponsor. Pursuant to the MMA, state insurance licensing, insurance agent/broker licensure and solvency laws and regulations are generally applicable to PDPs, but the application of other state laws to Medicare Part D is preempted by Medicare Part D to the extent that Medicare Part D regulates the issue.

We do not intend to continue to provide our PDP to individual enrollees in 2008. In addition, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. Because we believe that we will no longer engage in any risk-bearing arrangements as a PDP sponsor for 2008, we may not be required to obtain state licensure other than in our domicile state, Delaware. We are currently conducting a 51 state / territory analysis to confirm each individual state/territory requirement.

All states have penalties associated with making false claims to an insurer. These state laws vary, and violation of them may lead to the imposition of civil or criminal penalties. Additionally, several states have laws requiring the prompt payment of claims, which state that health plans and payors must pay claims within certain prescribed time periods or pay specified interest penalties. These laws vary in regard to scope, requirements and application, and it is not clear the extent to which they may apply to our customers or to us. Also, ERISA may preempt the applicability of these laws to certain health plans and payors, but the scope of ERISA preemption is unclear and is subject to conflicting court rulings.

Mail Service Pharmacy Regulation

Our mail service and specialty pharmacies, Mail Service and Specialty Service, respectively, distribute drugs throughout the United States. Our mail service fulfillment center is located in Florida and our Specialty service pharmacy is located in Maine. Mail Service and Specialty Service are each licensed to do business and to deliver controlled substances in their respective state. Some of the states into which Mail Service and Specialty Service deliver pharmaceuticals have laws that require out-of-state mail service pharmacies to register with, or be licensed by, the board of pharmacy or similar regulatory body in such state, in order to mail drugs into that state. Mail Service and Specialty Service have each registered or are in the process of registering in every state that, to our knowledge, requires such registration. Although these states generally permit the home delivery service to follow the laws of the state in which the home delivery service is located, some of these states require out-of-state mail service pharmacies to comply with certain pharmacy laws and regulations of their states, as well as to employ a pharmacist licensed in the state to which the drugs are shipped. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that Mail Service and Specialty Service are in compliance with state laws and regulations that apply to their mail service pharmacy operations. In addition, we believe that all of Mail Service’s and Specialty Service’s applications for state registration or licensure will be submitted prior to the delivery of pharmaceuticals into a particular state, but cannot guarantee that we will obtain all of the required state licenses prior to such date.

Mail Service dispenses prescription drugs for refills pursuant to orders received through the mail, telephone, fax or the internet from plan participants. Accordingly, Mail Service will be subject to certain federal and state laws affecting on-line pharmacies. Several states have proposed legislation to regulate on-line pharmacies, and federal regulation by the FDA or other federal agency of on-line pharmacies has been proposed. Mail Service’s pharmacy operations could be materially adversely affected if such legislation is enacted and restricts our ability to offer our services.

Other statutes and regulations may affect the operations of the mail service pharmacies. For example, the Federal Trade Commission requires mail service sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the products sold, to fill mail service orders within 30 days and to provide customers with refunds when appropriate. In addition, the United States Postal Service (“USPS”) has statutory authority to restrict the delivery of drugs and medicines through the mail. However, to date, the USPS has not imposed any such restriction that would affect Mail Service or Specialty Service operations.

There are also regulations governing the repacking of drug products, wholesale distribution, dispensing of controlled substances, medical waste disposal and clinical trials. In addition, federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that we are in compliance with all such rules and regulations affecting our Mail Service and Specialty Service operations.

Deficit Reduction Act of 2005

The Deficit Reduction Act of 2005 (the “DRA”) was enacted into law on February 8, 2006. The DRA significantly changes the Medicaid system (a state and federally funded program) with respect to prescription drugs by revising the methodology used to determine Federal Upper Payment limits (the maximum amount a state can reimburse) for generic drugs under Medicaid, permitting stronger cost-sharing requirements applicable to Medicaid prescription drugs, and containing provisions intended to reduce “fraud, waste and abuse” in the Medicaid program. Specifically, as of January 2, 2007, Federal Upper Limits (FULs) for generic drugs are now based on 250 percent of the lowest average manufacturers prices (“AMP”) in a given drug class. The final rule with comment was issued by CMS on July 17, 2007 and is scheduled to become effective October 1, 2007. Among other things, the rule defines AMP and best price, and specifies the items that must be included and excluded in the calculation of each. Under the rule, sales to mail pharmacies are included in the calculation of AMP.

The DRA’s “fraud, waste and abuse” provisions encourage states to enact their own false claims acts, mirrored on the federal False Claims Act, described above, and appropriate federal funding to increase scrutiny on the Medicaid program. The “fraud, waste and abuse” provisions also include a provision intended to strengthen Medicaid’s status as “payer of last resort” relative to private health insurance by specifying that PBMs and self-insured plans may be liable third parties.

Although we do not contract directly with any state Medicaid programs with respect to our PBM business, the provisions in the DRA have the potential to impact the PBM industry by means of increased prosecutorial and private litigant scrutiny on the pharmaceutical industry in general, which may include PBMs. Additionally, the DRA mandates the public availability of pharmaceutical manufacturer AMPs, and creates incentives to states to use AMPs for Medicaid reimbursement, potentially paving the way for a more general market shift in reimbursement mechanisms from AWP-based methodologies to AMP-based methodologies, discussed in more detail, below, under “Legislation and Regulation Affecting Drug Prices.” Additionally, the third party recovery provisions in the DRA may lead to greater financial recoveries from third party PBMs in cases where Medicaid was not properly a primary payor on a drug claim, even where a PBM is not financially at risk.

Antitrust

Numerous lawsuits have been filed throughout the United States under various state and federal antitrust laws by retail pharmacies against drug manufacturers, wholesalers and major PBMs, challenging certain brand drug pricing practices. Specifically, these suits allege, in part, that the pharmaceutical manufacturers offered, and certain PBMs knowingly accepted, rebates and discounts on purchases of brand-name prescription drugs in violation of the federal Robinson-Patman Act and federal Sherman Antitrust Act (the Sherman Antitrust Act generally prohibits contracts and combinations that unreasonably restrain trade or facilitate monopolization of any part of interstate commerce, while the Robinson-Patman Act prohibits a variety of conduct relating to the sale of goods, including prohibiting practices the statute defines as price discrimination). An adverse outcome in any of these lawsuits could require defendant drug manufacturers to provide the same types of discounts on pharmaceuticals to retail pharmacies and buying groups as are provided to PBMs and managed care entities to the extent that their respective abilities to influence market share are comparable. This practice, if generally followed in the industry, could increase competition from pharmacy chains and buying groups and reduce or eliminate the availability of certain discounts currently received in connection with our drug purchases. The loss of such discounts could have a material adverse impact on our operations. In addition, to the extent PBMs appear to have actual or potential market power in a relevant market, business arrangements and practices may be subject to heightened scrutiny from an anti-competitive perspective and possible challenge by state or federal regulators or private parties.

Regulation of PBMs

The federal government currently does not directly regulate the activities of PBMs. Several states, however, have introduced legislation in recent years, which, if enacted, would directly regulate the activities of PBMs. To date, a handful of jurisdictions have enacted such statutes, which vary widely in their requirements. This legislation varies in scope and often contains provisions that: (i) impose certain fiduciary duties upon PBMs to customers and plan participants; (ii) require PBMs to remit to customers or their plan participants certain rebates, discounts and other amounts received by PBMs related to the sale of drugs; (iii) regulate product substitution and intervention; and/or (iv) impose broad disclosure obligations upon PBMs to customers and their plan participants. Maine and the District of Columbia have the most regulations in place for PBMs, including extensive disclosure requirements and fiduciary obligations for PBMs similar to those under ERISA. The Pharmaceutical Care Management Association (“PCMA”), a national trade association representing PBMs, filed separate actions in Maine and the District of Columbia questioning the validity of their statutes on various grounds. The Maine district court granted summary judgment in favor of Maine and lifted an injunction obtained by PCMA preventing enforcement of the statute. The First Circuit Court of Appeals affirmed the district court’s holding, but clarified that the law applies only to contracts entered into in Maine with respect to PBM customers, or “covered entities” in Maine, and that PBMs are not ERISA fiduciaries, but rather that their relationship with their customers is contractual. PCMA appealed the Circuit Court decision to the United States Supreme Court, but on June 5, 2006, the Supreme Court denied review. The District of Columbia district court preliminarily enjoined enforcement of the District of Columbia statute, and the District of Columbia appealed the decision to the D.C. Court of Appeals. The D.C. Court of Appeals has remanded the case to the district court for reconsideration in light of the First Circuit’s ruling in the Maine case. The district court held that the PBM’s were barred to litigate the validity of the statute by collateral estoppel and granted the defendants’ motion to vacate the injunction and its supplemental motion for summary judgment. North Dakota, South Dakota, Vermont, Kansas, Mississippi, Tennessee and Washington have also passed legislation regulating PBMs. Georgia has a law in place primarily relating to the practice of pharmacy, and Maryland has PBM specific laws that are less onerous than the Maine and District of Columbia laws. Widespread enactment of such statutes could have a material adverse effect upon our financial condition, results of operations and cash flows. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that we are in compliance with such laws and requirements where required and continue to monitor legislative and regulatory developments. However, to the extent states in which we do business enact bills that regulate the activities of PBMs in a comprehensive manner, such bills could materially adversely affect our business.

Besides state statutes and regulations, we are also subject to state common laws to the extent applied to PBMs through judicial interpretation or otherwise. Potential common law claims could involve, for example, breach of fiduciary duty, constructive fraud, fraud or unjust enrichment. The application of these common laws to PBMs and/or PBM activities could have an adverse impact on our ability to conduct business on commercially reasonable terms.

In addition, several influential bodies, including the National Association of Insurance Commissioners (“NAIC”), the National Association of Boards of Pharmacy, and the National Committee on Quality Assurance, are considering proposals to regulate PBMs and certain of their activities, such as formulary and utilization management and downstream risk assumption. For example, on October 17, 2006, the American Accreditation Health Care Commission (URAC) issued draft PBM accreditation standards for PBMs serving the commercially insured market. It is expected that these standards will be finalized in 2007. Furthermore, URAC has stated that it intends to develop standards for the Medicare and health plan markets as well. If these or other similar bodies adopt model acts which would regulate the activities of PBMs, states may be influenced to incorporate such model acts into their statutes. Such laws could materially affect our operations.

Legislation and Regulation Affecting Drug Prices

Some states have adopted legislation and regulations requiring that a pharmacy participating in the state Medicaid program provide program patients the best price that the pharmacy makes available to any third party plan (“most favored nation pricing” legislation). Such legislation and regulations may have a material adverse effect on our ability to negotiate discounts in the future from network pharmacies and on the reimbursement we receive from Medicaid programs. Other states have enacted “unitary pricing” legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. A number of states have also recently introduced legislation seeking to control drug prices through various statutory limits, rebates or discounts extending to one or more categories of the state’s population. This legislation, if enacted, could have a material adverse effect on our ability to negotiate discounts on the purchase of prescription drugs from our network pharmacies or manufacturers or otherwise discourage the use of the full range of our services by current or future customers. In addition, some manufacturers may view these laws and policies as a disincentive to provide discounts to private purchasers, such as our customers, which could adversely affect our ability to control plan costs.

Several states have introduced bills for broad drug price controls that would extend price controls beyond the Medicaid program. Some bills impose a ceiling on drug prices based on the Federal Supply Schedule and require that pharmacies extend this pricing to one or more segments of the state’s population, such as to all Medicare beneficiaries. If enacted, these bills could adversely affect our reimbursement rate for prescriptions. Several states have introduced legislation that would require state agencies that purchase prescription drugs to consolidate their purchasing activities under a single contract. The State of Maine has adopted legislation known as the Maine Rx program, through which the state acts as a bulk purchaser of drugs for its non-Medicaid population. A number of states have proposed similar bills supporting use of non-profit PBMs to leverage their purchase volume for prescription drugs. To the extent these bills are enacted, they could adversely affect our ability to effectively do business in such states.

The federal and state governments have increased their scrutiny on the method used by drug manufacturers in developing pricing information, which in turn is used in setting payments under the Medicare and Medicaid programs. The Department of Justice is currently conducting, and the House Commerce Committee has conducted, an investigation into the use of AWP for federal program reimbursement, and whether the use of AWP has inflated drug expenditures by the Medicare and Medicaid programs. Several states have filed lawsuits against pharmaceutical manufacturers alleging that they illegally inflated actual prices for prescriptions drugs. In addition, class action lawsuits have been commenced by private consumers against pharmaceutical manufacturers alleging overstatement of AWP. Furthermore, in October 2006, First DataBank (“FDB”), one of two primary sources of AWP price reporting, announced that it had entered into a settlement agreement relating to its AWP reporting, subject to final court approval. Under the terms of the proposed settlement agreement, FDB has agreed to reduce the reported AWP of certain drugs by four percent and to discontinue the publishing of AWP at a future time as contemplated by the settlement. The proposed settlement has not yet received final court approval.

As a result of the increased scrutiny on AWP, both federal and state proposals have been sought to change the basis for calculating reimbursement of certain drugs by the Medicare and Medicaid programs. Although we are not responsible for calculations, reports or payments of AWP, if the method of calculating AWP is changed by the government, it could adversely affect our ability to effectively negotiate discounts with pharmaceutical manufacturers, pharmacies and customers. In addition, it could affect the reimbursement the Mail Service pharmacy would receive from managed care organizations that contract with government health programs to provide prescription drug benefits.

Under the MMA, AWP no longer serves as the basis for Medicare Part B drug reimbursement, except for certain vaccines, infusion drugs furnished through durable medical equipment and for blood and blood products (other than clotting factors). Rather, with certain exceptions, Part B drugs are reimbursed on an average sales price, (“ASP”), methodology. ASP means a manufacturer’s total dollar sales of a product in the United States to all purchasers (excluding certain sales exempted from Medicaid Best Price reporting and “nominal” sales) divided by the total number of such units of such drug or biological products sold by the manufacturer in such quarter. The ASP methodology may cause some drug manufacturers to reduce the levels of discounts or rebates available to PBMs or their customers with respect to Medicare Part B drugs. Since drugs that are reimbursed on an ASP reimbursement system by Medicare do not represent a significant portion of our business, we do not believe that ASP reimbursement for such drugs will have a material adverse effect on our business, results of operations or financial condition.

The extent to which ASP will be used in pricing outside the Medicare Part B context or changes to how AWP is determined and reported to state and federal programs could alter the calculation of drug prices for federal and/or state programs. We are unable to predict whether any such changes will be adopted, and whether such changes would have a material adverse effect on our business, results of operations and financial condition.

Further, the federal Medicaid rebate program requires participating drug manufacturers to provide rebates on all drugs purchased by state Medicaid programs. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the AMP paid by wholesalers for products distributed to the retail pharmacy class of trade and (b) the difference between AMP and the “best price” available to essentially any customer other than the Medicaid program, with certain exceptions. Some drug manufacturers may see these policies as a disincentive to offering rebates or discounts to private purchasers, including the customers that we represent. Investigations have been commenced by certain governmental entities which question whether “best prices” have been properly calculated, reported and paid by the manufacturers to the Medicaid program. Although, we are not responsible for such calculations, reports or payments, such investigations could adversely affect our ability to negotiate rebates with, or sell services to, drug manufacturers.

In addition, certain state Medicaid programs only allow for reimbursement to pharmacies residing in the state or in a border state. While we believe that we can service our current Medicaid customers through our existing pharmacies, there can be no assurance that additional states will not enact in-state dispensing requirements for their Medicaid programs.

Congress has introduced new legislation to permit reimportation of approved drugs, originally manufactured in the United States, back into the United States from other countries where the drugs were sold at a lower price. However, the FDA must certify to Congress that this program will not pose any additional risk to the public’s health and safety and that it will result in a significant cost reduction. This section of the MMA was to be effective only if the FDA gave its certification, and the FDA has refused to provide such a certification when requested to do so in the past. We have no assurance that the FDA will not change its position and permit the importation of drugs from Canada in the future or that new legislation or regulations will not permit the importation of drugs from the European Union or other countries in the future. Whether and how such a policy will be implemented is unclear. Although there has been considerable legislative and political activity seeking to change the FDA requirements to enable drug importation, the ultimate impact of such legislation on our business is not known.

Legislation Affecting Plan Design

Some states have enacted legislation that regulates various aspects of managed care plans, including provisions relating to pharmacy benefits and certain restrictive benefit plan designs. For example, some states have adopted “freedom of choice” legislation, which provides that participants of a plan may not be required to use network providers, but must instead be provided with benefits even if they choose to use non-network providers, or provide that a plan participant may sue his or her health plan if care is denied. Certain states have introduced or enacted legislation regarding plan design mandates, including legislation that prohibits or restricts therapeutic drug substitution, requires coverage of all drugs approved by the FDA or prohibits denial of coverage for non-FDA approved uses. Other states mandate coverage of certain benefits or conditions, and require health plan coverage of specific drugs if deemed medically necessary by the prescribing physician. In addition some states have enacted legislation purporting to prohibit HMOs and other health plans from requiring or offering participants financial incentives for use of mail service pharmacies. Furthermore, legislation has been proposed that would give health plan members the right to sue their health plans for malpractice if they have been denied care and the right to mandate the content of the appeals or grievance process when a health plan member is denied coverage. To date, there have been no formal administrative or judicial efforts to enforce any such laws. Although such legislation does not generally apply to us, it may apply to certain of our customers, HMOs and health insurers. If such legislation were to be enacted on a broad scope, it could have the effect of limiting the economic benefits achievable by our customers through our PBM services.

Additionally, in late 2000, the Equal Employment Opportunity Commission issued a decision holding that two ERISA plans discriminated in violation of Title VII of the Civil Rights Act of 1964 by failing to cover oral contraceptives when other preventive medications were covered. As with legislation imposing plan design mandates, this decision may apply to certain of our customers and could have the effect of limiting the economic benefits achievable through PBM services if it is applied broadly.

Network Access Limitations

A majority of states have adopted legislation restricting the ability of health plan customers to limit participation in their pharmacy provider network or to remove a provider from the network. These laws may require us or our customers to accept for participation in the network any retail pharmacy willing to meet the applicable plan’s price and other terms, and may restrict our ability and our customers’ ability to remove a pharmacy from the network without certain “due process” protections. These laws vary significantly from state to state in regard to scope, requirements and application. ERISA plans and payors have challenged the application of such laws on the basis of ERISA preemption. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings. In addition, the MMA contains an “any willing provider” requirement for pharmacy participation in the Medicare Drug Benefit, which provides that a Medicare Part D PDP must, under certain circumstances, allow participation by any pharmacy that is willing to meet the terms and conditions for participation that the PDP has established. Furthermore, under Medicare Part D, CMS requires that if a Part D plan offers a 90-day supply at mail, it must allow retail pharmacies to also offer a 90-day supply on the same terms. To date, these statutes have not had a significant impact on our business because for most of our customers, we administer large networks of retail pharmacies and will admit any licensed pharmacy that meets the network’s terms, conditions and credentialing criteria.

Formulary Restrictions

Many states have also begun to enact laws that regulate the development and use of formularies by insurers, HMOs and other third party payors. These laws have included requirements on the development, review and updating of formularies, the role and composition of pharmacy and therapeutics committees, the disclosure of formulary information to health plan participants and a process for allowing participants to obtain non-preferred drugs without additional cost-sharing where they are medically necessary and the formulary drugs are determined to be inappropriate. Additionally, the NAIC is developing a model drug formulary statute, known as the Health Carrier Prescription Benefit Management Model Act, that, if widely enacted, may eventually provide more uniformity for health plans and PBMs. Among other things, the model act would address the disclosure of formulary information to health plan participants, participants’ access to non-preferred drugs, and the appeals process available to participants when coverage of a non-preferred drug is denied by the health plan or PBM. Increasing regulation of formularies by states could significantly affect our ability to develop and administer formularies on behalf of our customers.

Industry Standards for PBMs

The National Committee on Quality Assurance, URAC, the Joint Commission on Accreditation of Healthcare Organizations and other quasi-regulatory and accrediting bodies have developed standards relating to services performed by PBMs, including mail service, formulary and drug utilization management. These bodies do not have the force of law, but PBMs and many customers for PBM services seek certification from them. In addition, they may influence the federal government or states to adopt requirements or model acts that they promulgate; for example, the federal government and some states incorporate accreditation standards of these bodies, as well as the standards of the NAIC and the National Association of Boards of Pharmacy, into their drug utilization review regulation. Future initiatives of these bodies are uncertain and resulting standards or legislation could impose restrictions on us or our customers in a way that could significantly impact our business.

Future Legislation

We cannot accurately predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the health care industry in general, or the effect any such legislation or regulation may have on it. There can be no assurance that the federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business operations or profitability.

Company Information

Address and Availability of Information

Our principal executive offices are located at 26 Harbor Park Drive, Port Washington, NY 11050. Our telephone number is (516) 605-6625 and web site is http://www.nmhc.com. We electronically file or furnish our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports (where applicable) and other filings with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934. These filings are available, free of charge, through our web site as soon as reasonably practicable after they are electronically filed with the SEC. In addition, the SEC maintains its web site, www.sec.gov that contains reports, proxy and information statements and other information regarding issuers filing electronically, including NMHC. You may also read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Code of Ethics

The Company’s Code of Ethics is available on our web site at http://www.nmhc.com. Upon request by contacting NMHC at the address or number above, a copy of the code of ethics will be mailed to such person free of charge.

Item 1A.  RISK FACTORS.

We face intense competition in the PBM industry.

We and other PBM companies compete primarily on the basis of price, service, reporting capabilities and clinical services. The PBM industry is very competitive and dominated by, in most cases, a few large, profitable and well-established companies with significantly greater financial and marketing resources, purchasing power and other competitive advantages. There are a limited number of national companies, including PBM companies such as Medco, Express Scripts Inc. and Caremark that have a majority of the market share of prescription volume. Furthermore, due to the loss of various customers, we have experienced a 26% decrease in the amount of claims we have processed during fiscal 2007 as compared to fiscal 2006. Our direct competitors, however, are generally the second tier PBMs and virtual PBMs that outsource many of their functions to vendors. Our competitors also include drug retailers, physician practice management companies, and insurance companies/HMOs. Many of our competitors provide lower prices and provide better service than we do. We may also experience competition from new competitors in the future. If we do not compete effectively with our competitors, our business and results of operations may suffer.

Recent changes in our senior management may affect our ability to retain customers, to win new business, to maintain employees and attract new personnel.

We depend to a significant extent on certain key personnel and senior management, in particular those that have long-standing relationships within the PBM industry, which help us to maintain relationships with certain key customers and to obtain new customers. In fiscal 2007, four members of our senior management team were terminated. The loss of these individuals may affect our ability to retain some of our key customers. In addition, potential customers may view this shift in management as an indicator of uncertainty within NMHC and thus affect our ability to secure the business of potential new customers. Furthermore, our Chief Executive Officer and President is here on an interim basis. We are currently searching for a permanent CEO. There can be no assurances that we will find a CEO on a permanent basis.

Accordingly, it is important for us to retain our existing key employees and to attract, hire and retain additional highly skilled and motivated officers, managers and employees. Some of our key employees may voluntarily leave NMHC due to the changes in senior management. The loss of the services of key employees and our inability to attract new personnel could adversely affect our business and results of operations.

If we do not successfully integrate our past acquisitions, our business and results of operations will suffer.

For the past seven years, a substantial portion of our growth resulted from acquisitions, including specialty pharmacy businesses and PBM businesses meeting specific criteria. We have had difficulty integrating many aspects of these acquisitions into our business. Some of the challenges we face include:

•	Integrating the operations, services and products of the acquired company;

•	Managing the inconsistencies in standards, controls, procedures and policies among the companies being combined or assimilated which has made it more difficult to implement and harmonize company-wide financial, accounting, billing, information technology and other systems;

•	Difficulties maintaining the quality of products and services that acquired companies have historically provided;

•	Diversion of management’s attention from other business concerns; and

•	Losing key employees and customers of the acquired business.

There are risks associated with integrating and operating newly acquired businesses. If we are unable to overcome the potential problems and inherent risks related to our past acquisitions, our business, results of operations and financial condition could suffer.

We rely on a limited number of key customers for a significant portion of our revenues. The loss of any of these key customers as a result of competitive bidding for contracts, consolidation of customers or otherwise, could adversely affect our business, profitability and growth prospects.

We depend on a limited number of customers for a significant portion of our revenue. Our top ten customers generated 49%, and our top twenty customers generated 60%, of the claims we processed during fiscal 2007. For the fiscal year ended June 30, 2007, 16% of our revenue was from Boston Medical Center Health Plan, Inc. a current customer, which is reported within the PBM segment.

Many of our customers put their contracts out for competitive bidding prior to expiration. Competitive bidding requires costly and time-consuming efforts on our behalf and, even after we have won such bidding processes, we can incur significant expense in proceedings or litigation contesting the adequacy or fairness of these bidding processes. We could lose customers if they cancel their agreements with us, if we fail to win a competitive bid at the time of contract renewal, if the financial condition of any of our customers deteriorates or if our customers are acquired by, or acquire, companies with which we do not have contracts. Over the past several years, self-funded employers, TPAs and other managed care companies have experienced significant consolidation. Consolidations by their very nature reduce the number of customers who may need our services. A customer involved in a merger or acquisition by a company that is not a customer of ours may not renew, and in some instances may terminate its contract with us. Our customers have been, and may continue to be, subject to consolidation pressures. Our business, results of operations and financial condition could be adversely affected if we were to lose one or more of our significant customers.

Due to complex calculations within our customer contracts, we may be required to issue significant credit memos to our customers that could adversely affect our business, profitability and growth prospects.

Contracts with our customers have complex calculations. We have started to, and are in the process of, implementing procedures to improve our monitoring of material contractual obligations. We continue to issue credit memos to customers related to meeting, among other things, pricing performance guarantees. The continued issuance of credit memos could adversely affect our business, profitability and growth prospects.

Due to the complex laws and regulations governing the Medicare program in which we participate, our recorded estimates may materially change in the future, and our failure to fully comply with such laws and regulations may adversely impact our business and financial results.

The Medicare Part D program in which we participate is based upon extremely complex laws and regulations that are subject to interpretation. As a result, there is at least a reasonable possibility that our recorded estimates of receivables from CMS may change by a material amount in the near term. Additionally, our noncompliance with such laws and regulations could result in fines, penalties and exclusion from the Medicare program.

Although we are not aware of any allegations of noncompliance that could have a material adverse effect on our consolidated financial statements, we cannot assure you that any instances of noncompliance will not have a material adverse effect on our consolidated financial statements or results of operations.

Changes in industry pricing benchmarks could adversely affect our financial performance.

Contracts in the prescription drug industry, including our contracts with our retail pharmacy networks and with our PBM and Specialty Service customers, generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include, but are not limited to, AWP, AMP, Wholesale Acquisition Cost (“WAC”), Actual Acquisition Cost, Alternative Benchmark Price, Direct Price, Federal Upper Limit, Maximum Reimbursable Amount, Net Wholesale Price and Suggested Wholesale Price. Most of our contracts utilize the AWP standard. Recent events have raised uncertainties as to whether payors, pharmacy providers, PBMs and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated or whether other pricing benchmarks will be adopted for establishing prices within the industry. Specifically, in June 2005, a class action lawsuit was commenced in the U.S. District Court for the District of Massachusetts by New England Carpenters Health Benefits Fund against FDB, one of several companies that report data on prescription drug prices, and McKesson Corporation. Plaintiffs allege that defendants conspired to arbitrarily raise AWP. On October 6, 2006, a settlement was proposed between plaintiffs and defendant FDB. The terms of the settlement include FDB agreeing to (i) lower the reported AWP, (ii) cease publishing AWP after a two year notice period, and (iii) work with major participants in the healthcare industry in court approved discussions intended to facilitate the establishment of a sustainable benchmark for drug reimbursement. On June 7, 2007, the court granted preliminary approval of the terms of the proposed settlement. Final approval of the settlement terms are contingent upon the outcome of the fairness hearing scheduled to take place on November 14, 2007. In light of the preliminary approval of the proposed settlement, final approval is imminent. However, we cannot predict the precise timing of any of the proposed AWP changes upon final approval.

In the absence of any mitigating action on our part, the proposed reduction in FDB’s AWP would have a material adverse effect on the margin we earn on home delivery transactions. It may also create disruption in our retail networks due to the adverse impact on AWP-based retail pharmacy pricing. However, most of our contracts with our customers and retail pharmacies contain terms that we believe will enable us to mitigate the adverse effect of this proposed reduction in FDB’s reported AWP.

Whatever the outcome of the FDB case, we believe that payors, pharmacy providers and PBMs will begin to evaluate other pricing benchmarks as the basis for contracting for prescription drugs and benefit management services in the future.

Due to these and other uncertainties, we can give no assurance that the short or long term impact of changes to industry pricing benchmarks will not have a material adverse effect on our financial performance, results of operations and financial condition in future periods.

We rely on third parties for our point of sale information system and transaction processing system, and any disruption in these services would materially disrupt our business and results of operations.

Our operations utilize an electronic network connecting approximately 55,000 retail pharmacies to process third party claims. This system is provided by a third party adjudication vendor. Because claims are adjudicated in real time, systems availability and reliability are key to meeting customers’ service expectations. Any interruption in real time service, either through lack of systems availability or telecommunications disruptions can significantly damage the quality of service we provide. Our PBM services also depend on third party proprietary software to perform automated transaction processing.

There can be no assurance that our business and results of operations will not be materially harmed by service interruptions or software performance problems.

We are in the process of consolidating all customers to a single third party adjudication vendor, one of two that we are currently operating. Any severe interruption during this consolidation process could materially disrupt our business and results of operations.

All new customers joining us will utilize our new claims adjudication software, and we are in the process of migrating existing customers to this new software. We have encountered some difficulties in transitioning existing customers to the new software. It is possible that we may experience service interruptions in connection with the introduction of the new software, which may cause affected customers to become dissatisfied with us and seek services elsewhere.

Uncertainty regarding the impact of Medicare Part D may adversely impact our business and financial results.

The MMA created a new, voluntary prescription drug benefit for Medicare beneficiaries entitled to Medicare benefits under Part A or enrolled in Medicare Part B effective January 1, 2006. We currently participate in the administration of the Medicare drug benefit: (i) through the provision of PBM services to our health plan customers and other customers that have qualified as a PDP or a MA-PD, and (ii) by assisting employers, unions and other health plan customers that qualify for the retiree drug subsidy available under

Medicare Part D by collecting and submitting eligibility and/or drug cost data to CMS for them in order to obtain the subsidy. Our existing PBM business could be adversely affected if our customers decide to discontinue providing prescription drug benefits altogether to their Medicare-eligible members. We are not yet able to assess the impact that Medicare Part D will have on our customers’ decisions to continue to offer a prescription drug benefit to their Medicare-eligible members.

In addition, as an approved PDP sponsor for calendar year 2007, this is the first time we are a direct contractor to the federal government and subject to the rules, regulations and enforcement authority of the federal government over its contractors. In addition, under regulations established by CMS governing participation in the Medicare Part D program, our subsidiary, NMHC Group Solutions, must be a risk-bearing entity regulated under state insurance laws and must obtain licensure as a domestic insurance company. NMHC Group Solutions has been approved to operate as a risk-bearing entity in its domicile state, Delaware, and has filed applications for licensure in the 49 other states, Washington D.C. and Puerto Rico. We are at various stages with these applications in the ancillary states as eight ancillary states have approved our applications, some states are considering our application, others we have not heard back from and others have been withdrawn for failure to meet certain requirements. We expect to operate under a three year waiver granted by CMS for these other states and territories. These applications are in various stages, and we can give no assurance that they will be approved. We do not intend to continue to provide our PDP to individual Medicare Part D enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, as of January 1, 2008, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. As such, we may be exempt from obtaining risk bearing licensure in the ancillary states and therefore not be subject to the specific state capital, surplus and deposit requirements.

We have invested substantial amounts of time and resources to our Medicare drug benefit program. It is uncertain if we will achieve an acceptable return on these investments.

We have currently committed approximately $5.2 million in a cash account in connection with CMS requirements. The cash is restricted and will not be available to fund our operations. We do not intend to continue to provide our PDP to individual Medicare Part D enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, as of January 1, 2008, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. If we do not provide our PDP to individual enrollees and employer groups in instances where we could be subject to risk, we may be exempt from obtaining risk bearing licensure in some or all of the ancillary states and therefore not be subject to the specific state capital, surplus and deposit requirements.

In addition, we may not be able to realize any return on our investments in Medicare initiatives if the cost and complexity of recent changes by and requirements of CMS exceed our expectations or prevent effective program implementation; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons; if we fail to become a risk bearing entity prior to the expiration of the CMS waiver for the 49 other states and territories, (we are in the process of obtaining the appropriate state licenses and are currently licensed in nine states.); if we fail to design and maintain programs that are attractive to our customers or individual Medicare participants; if we are not successful in retaining employer groups and their enrollees, or winning contract renewals or new contracts under the MMA’s competitive bidding process; or if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons. There are many uncertainties about the financial and regulatory risks of participating in the Medicare prescription drug program, and we give no assurance that these risks will not be material to our business in future periods.

We may be liable for damages and other expenses that are not covered by our insurance policies.

Various aspects of our business may subject us to litigation and liability for damages, for example, the performance of PBM services and the operation of our Mail Service and Specialty Service pharmacies. A successful product or professional liability claim in excess of our insurance coverage where we are required to pay damages, incur legal costs or face negative publicity could have a material adverse effect on our business, results of operations and financial condition, our business reputation and our ability to attract and retain customers, network pharmacies and employees. While we intend to maintain professional and general liability insurance coverage at all times, we cannot provide assurances that we will be able to maintain insurance in the future, that insurance will be available on acceptable terms or that insurance will be adequate to cover any or all potential product or professional liability claims.

Specifically, due to the high cost of hurricane-related insurance premiums, we may not always be fully insured against these risks, including hurricane related risks in our Mail Service facility located in Miramar, Florida. While it is our goal to be fully insured against natural disasters at all times, we cannot provide assurances that we will be able to obtain coverage at favorable rates that outweigh the risks.

Demands by our customers for enhanced service levels or possible loss or unfavorable modification of contracts with our customers could negatively affect our profitability.

As our customers face the continued rapid growth in prescription drug costs, they may demand additional services and enhanced service levels to help mitigate the increase in spending. We operate in a very competitive PBM environment, and as a result, we may not be able to increase our fees to compensate for these increased services which could negatively affect our profitability.

Due to the term of our contracts with customers, if we are unable to renew those contracts or replace any lost customers, our future business and results of operation would be adversely affected.

Our contracts with customers generally do not have terms longer than three years and, in some cases, are terminable by the customer on relatively short notice. Our larger customers generally seek bids from other PBM providers in advance of the expiration of their contracts. In addition, we believe the managed care industry is undergoing substantial consolidation, and another party that is not our customer could acquire some of our managed care customers. In such case, the likelihood such customer would renew its PBM contract with us could be reduced. We have not been very successful in retaining existing customers. If several of our large customers elect not to extend their relationship with us, and we are not successful in generating sales to replace the lost business, our future business and results of operations would be adversely affected.

Our results of operations could suffer if we lose our pharmacy network affiliations or if our Specialty Service pharmacy is excluded from third party pharmacy networks.

Our PBM operations are dependent to a significant extent on our ability to obtain discounts on prescription purchases from retail pharmacies that can be utilized by our customers and their participants. Our contracts with retail pharmacies, which are non-exclusive, are generally terminable by either party on short notice. If one or more of our top pharmacy chains elects to terminate its relationship with us or if we are only able to continue our relationship on terms less favorable to us, access to retail pharmacies by our customers and their health plan participants, and our business, results of operations and financial condition could suffer. In addition, some large retail pharmacy chains either own or have strategic alliances with PBMs or could attempt to acquire or enter into these kinds of relationships in the future. Ownership of, or alliances with, PBMs by retail pharmacy chains, particularly large pharmacy chains which control a significant amount of retail pharmacy business, could have material adverse effects on our relationships with those retail pharmacy chains, particularly the discounts they are willing to make available, and on our business, results of operations and financial condition.

Specialty Service contracts with third party payors, including other PBMs, Medicaid, Medicare, and insurance companies, to become participants in their networks. We derive 46% of specialty revenues from other third party payors. If Specialty Service is unable to contract with third party payors, our results of operations could be adversely affected.

We may be adversely affected by the loss of our relationships with one or more key pharmaceutical manufacturers or with our rebate administrator, or if rebate payments we receive from pharmaceutical manufacturers or our rebate administrator decline.

We receive rebates from numerous pharmaceutical manufacturers based on the use of selected brand name drugs by participants of health plans sponsored by our customers, as well as fees for other programs and services. We also receive a per claim rebate amount from our rebate administrator. We believe our business, results of operations and financial condition may be adversely affected if:

•	we lose relationships with one or more key pharmaceutical manufacturers or with our rebate administrator;

•	rebates decline due to the failure of our health plan customers to meet market share or other thresholds;

•	legal restrictions are imposed on the ability of pharmaceutical manufacturers to offer rebates or purchase our programs or services; or

•	pharmaceutical manufacturers or our rebate administrator choose not to offer rebates or purchase our programs or services.

Over the next few years, as patents expire covering many brand name drugs that currently have substantial market share, generic products will be introduced that may substantially reduce the market share of these brand name drugs. Historically, manufacturers of generic drugs have not offered formulary rebates on their drugs. Our profitability could be more adversely affected if the use of newly approved, brand name drugs added to formularies, does not offset any decline in use of brand name drugs whose patents expire or if rebates are not offered by the manufacturers of such newly approved brand name drugs.

Failure of our health plan customers to pay for prescription claims or a delay in payment of those claims could have a material adverse effect on our profitability.

Our contracts with retail pharmacies that participate in our network generally obligate us to make payments for prescription claims even if we are not reimbursed by our customers. If our customers delay their reimbursement payments or fail to make payments for prescription claims, it could have a material adverse effect on our profitability.

We could suffer civil and/or criminal penalties, lose customers, be required to pay substantial damages or make significant changes to our operations if we fail to comply with complex and rapidly evolving laws and regulations.

During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Numerous state and federal laws and regulations affect our business and operations. The categories include, but are not necessarily limited to:

•	health care fraud and abuse laws and regulations, which prohibit certain types of payments and referrals as well as false claims made in connection with health benefit programs;

•	privacy and confidentiality laws and regulations, including those under HIPAA;

•	ERISA and related regulations, which regulate many health care plans;

•	potential regulation of the PBM industry by the FDA;

•	the Medicare prescription drug coverage law and CMS regulations;

•	consumer protection and unfair trade practice laws and regulations;

•	various licensure laws, such as state insurance, managed care and third party administrator licensure laws;

•	pharmacy laws and regulations;

•	antitrust lawsuits challenging PBM pricing practices;

•	state legislation regulating PBMs or imposing fiduciary status on PBMs;

•	drug pricing legislation, including “most favored nation” pricing and “unitary pricing” legislation;

•	other Medicare and Medicaid reimbursement regulations;

•	pending legislation regarding importation of drug products into the United States;

•	legislation imposing benefit plan design restrictions, which limit how our customers can design their drug benefit plans;

•	network pharmacy access laws, including “any willing provider” and “due process” legislation, that affect aspects of our pharmacy network contracts; and

•	formulary development and disclosure laws.

These and other regulatory matters are discussed in more detail under “Business — Government Regulation” above.

If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties. We devote significant operational and managerial resources to comply with these laws and regulations. Although we have not been notified, and are not otherwise aware of any material claim or non-compliance, there can be no assurance that we are in compliance with all existing legal requirements material to our business. Different interpretations and enforcement policies of these laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers.

Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress considers proposals to reform the U.S. health care system on an on-going basis. These proposals may increase governmental involvement in health care and PBM services and may otherwise change the way our customers do business. Our customers and prospective customers may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our PBM services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for our services or to reduced rebates from manufacturers.

In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan participants have greater access to drugs not included on a plan’s formulary and give health plan participants the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and we cannot predict the extent of future legislation. However, these initiatives could greatly limit our business practices and impair our ability to serve our customers.

Failure to develop new products, services and delivery channels may adversely affect our business.

We operate in a highly competitive environment. We develop new products and services from time to time to assist our customers in managing their pharmacy benefit. If we are unsuccessful in developing innovative products and services, our ability to attract new customers and retain existing customers may suffer.

Technology is also an important component of our business, as we continue to utilize new and better channels, such as the Internet, to communicate and interact with our customers, participants and business partners. If our competitors are more successful than us in employing this technology, our ability to attract new customers, retain existing customers and operate efficiently may suffer.

Our leverage and debt service obligations could impede our operations and flexibility.

In January 2005, we negotiated a five-year $65 million credit facility with a syndicate of commercial banks led by JPMorgan Chase Bank, N.A. (“JPMorgan credit facility”). As of and for the fiscal year ended June 30, 2007, we had no outstanding borrowings under the JPMorgan credit facility. If and when we borrow funds under the JPMorgan credit facility, we would incur interest expense and future repayment obligations. Depending on the timing and dollar amount of each loan request, we can either borrow at a spread above LIBOR, the overnight Federal Funds rate or JPMorgan’s prime rate. As of June 30, 2007, the spread is 1.50% for LIBOR and Federal Funds loans and 0.50% for prime rate loans.

Borrowings under our debt agreement could have important consequences, including the following:

•	we will have to use a portion of our cash flow from operations for debt service rather than for our operations;

•	we may from time to time incur indebtedness under our JPMorgan credit facility, which is subject to a variable interest rate, making us vulnerable to increases in interest rates;

•	we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and react to changes in market or industry conditions;

•	we could be more vulnerable to general adverse economic and industry conditions; and

•	we may be disadvantaged compared to competitors with less leverage.

Furthermore, our ability to satisfy our obligations, including our debt service requirements, will be dependent upon our future performance. Factors which could affect our future performance include, without limitation, prevailing economic conditions and financial, business and other factors, many of which are beyond our control and which affect our results of operations, financial position and/or cash flow from operations.

Our JPMorgan credit facility is secured by our assets. If we are unable to meet our obligations under the JPMorgan credit facility, these creditors could exercise their rights as secured parties and take possession of our assets. This would materially adversely affect our results of operations and financial condition.

Although we have a $65,000 revolving credit facility, we currently cannot borrow the full amount under this credit facility and we may be limited, or unable, to borrow under this credit facility in the future. As of June 30, 2007, we were able to borrow approximately $39,000 under the credit facility. If we are in compliance with the consolidated fixed charge ratio, we can then borrow up to 2.5 times the Company’s consolidated EBITDA for the preceding twelve months less consolidated debt, as defined in the credit facility. We are currently in the process of exploring alternative financing arrangements so we can fully access any funds as needed.

Risks related to bioterrorism and mail tampering, and mail irradiation and other procedures the government may implement to manage these risks, could adversely affect and limit the growth of our mail and specialty service business.

Many prescription drugs are delivered directly to our consumers through the mail. In particular, our Mail Service and Specialty Service pharmacies send thousands of parcels a week through the USPS and other couriers. A number of our contracts also require us to deliver prescriptions within a designated period of time on average following receipt of an order. We have no control, however, over delays caused by disruptions to the USPS or other courier services. Moreover, should the risks related to bioterrorism or mail tampering increase or mail service experience interruptions or significant delays, we may have difficulty satisfying our contractual performance obligations and consumers may lose confidence in our Mail Service and Specialty Service pharmacies.

Additionally, the use of mail irradiation devices, if implemented, could be harmful to pharmaceutical products shipped via the mail. We understand that this technology is not in general use and the USPS has not announced plans to use irradiation screening on prescription medicines. However, should the federal government implement mail irradiation technology, safe and reliable delivery of prescription drugs through the mail may be difficult. If any of these events occur, we could be forced to temporarily or permanently discontinue our Mail Service and Specialty Service operations and we would lose an important competitive advantage.

Any disruption of or failure in our automated Mail Service pharmacy or our data center could significantly reduce our ability to process and dispense prescriptions and provide products and services to our customers.

Our automated pharmacy and Mail Service delivery system is located in Miramar, Florida. Our main data center, located in Port Washington, New York, provides primary support for all applications and systems required for our business operations, including our claims processing, billing and communications. These facilities depend on the infrastructure in the areas where they are located and on the uninterrupted operation of our computerized dispensing systems and our electronic data processing systems. Significant disruptions at any of these facilities due to failure of our technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could reduce our ability to process and dispense prescriptions and provide products and services to our customers. Although we maintain redundancies and other preventative measures to protect against disruption of these systems, there can be no assurance that redundant systems will in fact operate as intended or with the same effect as the primary systems.

Product withdrawal from the market and utilization decreases based off of increased safety risk profiles of specific drugs may cause prescription volumes to decline and our net revenues and profitability may be negatively impacted.

Our net revenues and profitability are based on the dispensing of brand-name and generic drugs by our Mail Service and Specialty Service pharmacies and retail pharmacies. Withdrawal of these products by the manufacturers or increased safety risk profiles of specific drugs or classes of drugs may cause physicians to cease writing or reduce the numbers of prescriptions written for these drugs. Also, negative press regarding drugs with higher safety risk profiles may reduce consumer demand for such drugs. In these cases, if there are no acceptable prescription drug equivalents or alternatives for these prescription drugs, our volumes, net revenues, profitability and cash flows may decline.

The launch of generic pharmaceuticals into the marketplace may impact our financial results.

A great deal of our earned rebates on drugs comes from drugs whose patents will expire over the next several years. When these patents expire, generic products will be introduced and may substantially reduce the market share of brand-name drugs and the rebates manufacturers provide to us for their brand-name drugs that are included on the formularies we manage. We may also be unable to negotiate rebates for new brand-name drugs comparable to the rebates we are receiving from brand-name drugs with expiring patents. Even though we generally earn higher margins on generic drugs than we earn on brand-name drugs, manufacturers of newly-introduced generic drugs sometimes benefit from an exclusive marketing period, generally six months, during which time we may be unable to earn these higher margins. Therefore, the typically higher margins we earn on generic drugs and rebates from newly-approved, brand-name drugs may not offset any decline in rebates for brand-name drugs with expired patents.

Item 1B.	UNRESOLVED STAFF COMMENTS.

None.

Item 2.	PROPERTIES.

Our corporate headquarters consists of approximately 37,000 square feet of office space located at 26 Harbor Park Drive in Port Washington, New York (the “Leased Premises”). We sublease the Leased Premises from BFS Realty, LLC, an affiliate of former Chairman Bert E. Brodsky (the “Affiliate”) pursuant to a lease dated November 1, 2001, as amended to date (the “Lease”). The Affiliate leases the Leased Premises from the Nassau County Industrial Development Agency (“NCIDA”) pursuant to a lease that was entered into by NCIDA and the Affiliate in December 2004, which expires in December 2015.

The Lease provides that, effective May 1, 2004, the rent payable by us shall be an aggregate annual rent of $594,678 over a ten year term, plus expenses related to real estate taxes, utilities and maintenance. Annual rent increases will be based upon the Consumer Price Index plus 2.5% subject to a maximum annual cap of 3.5%. The Lease expires ten years from the occupancy date of May 1, 2004. In addition, we have early termination rights which we may exercise by delivery of a notice to the Affiliate 60 days prior to the end of the April 30, 2009 lease year. In consideration of such early termination rights, we would pay to the Affiliate the rent that would otherwise be payable by us to the Affiliate for the succeeding 30 months, and subject to adjustments if the Affiliate is able to lease the Leased Premises to another party during said 30 month period.

We conduct our PBM operations from the following locations: Arkansas, California, Florida, New York and Pennsylvania. Our Specialty Service operation which supports the delivery of certain medications to individuals with chronic or genetic diseases and disorders is located in Maine. The aggregate annual rental payments for our leased PBM and Specialty Service segments approximated $2,091,000 for the fiscal year ended June 30, 2007.

In addition, we rented two houses from Living In Style, LLC, an entity partially owned by Tery Baskin, a former executive officer of the Company, and a former Chairman of the Board and CEO, which was used for out-of-town employees. Pursuant to leases dated May 1, 2002 which expired April 30, 2007, we paid an aggregate of $128,000 in rent for these two facilities during the fiscal year ended June 30, 2007. Upon their expiration, we did not renew the lease for these two houses.

Item 3.  LEGAL PROCEEDINGS.

From time to time we become subject in legal proceedings and claims in the ordinary course of business. Such claims, even if without merit, could result in the significant expenditure of our financial and managerial resources. While the ultimate outcome of those claims and lawsuits which currently are pending cannot be predicted with certainty, we believe, based on our understanding of the facts of these claims and proceedings, that their ultimate resolution will not, in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The information required by this item is incorporated herein by reference to the information in Item 4 of Part II of the 10-Q for the fiscal quarter ended March 31, 2007 filed on May 10, 2007.

PART II

Item 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on The Nasdaq National Market System under the symbol “NMHC” (“NASDAQ”). The following table sets forth the range of high and low common stock market prices for fiscal 2007 and 2006.

	Fiscal Years Ended June 30,
	2007		2006
	High	Low	High	Low

First Quarter (July-Sept.)	$15.66	$12.73	$28.57	$23.75
Second Quarter (Oct.-Dec.)	$15.75	$8.80	$28.69	$25.25
Third Quarter (Jan.-March)	$15.48	$11.29	$32.29	$27.02
Fourth Quarter (April-June)	$17.76	$14.16	$28.24	$10.77

Holders

We have been advised by our transfer agent (Continental Stock Transfer & Trust Company) that the approximate number of record holders of our common stock as of September 7, 2007 was 16.

Dividend Policy

We have not declared or paid any cash dividends in the past on our common stock. Our series A redeemable convertible preferred stock (the “series A preferred stock”) provides for an annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary (March 19, 2009) from the issuance date (March 19, 2004). Cash dividends of $5.6 million were accrued on the series A preferred stock for the fiscal year ended June 30, 2007. Of this amount, approximately $4.2 million was paid as of June 30, 2007 with the remaining $1.4 million paid on July 3, 2007. Other than the dividends on our series A preferred stock, we are prohibited under the terms of the JPMorgan credit facility from making any distributions to common stockholders or declaring or paying any dividends on our common stock. Even if such prohibition were not in effect, we currently intend to retain any earnings to finance our growth. Any future payments of dividends other than as set forth above will be at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant, including our ability to make such dividend payments as well as their impact on our bank covenants and working capital.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of June 30, 2007:

Number of Securities
Remaining Available for
	Number of		Future Issuance
	Securities to be Issued	Weighted-Average	Under Equity
	Upon Exercise of	Price of Outstanding	Compensation Plans
	Outstanding Options,	Options, Warrants	(Excluding Securities
	Warrants, and Rights	and Rights	Reflected in Column (a))
	(a)	(b)	(c)

Equity Compensation Plans approved by security holders(1)	1,144,136	$22.22	1,115,107
Equity Compensation Plans approved by security holders(2)	42,540	—	657,460
Equity Compensation Plans not approved by security holders	—	—	—

(1)	Reflects information about outstanding and issuable options under the 1999 Stock Option Plan, as amended.

(2)	Reflects information about outstanding and issuable restricted stock awards under the 2000 Restricted Stock Grant Plan.

Recent Sales of Unregistered Securities

No unregistered shares of our securities were issued during the fiscal year ended June 30, 2007.

Issuer Purchases of Equity Securities

NMHC did not purchase any of its equity securities during the quarter ended June 30, 2007.

Item 6.	SELECTED FINANCIAL DATA.

The following selected financial data has been derived from our audited consolidated financial statements. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements, including notes thereto. All amounts are in thousands, except share amounts.

	Year Ended June 30,
	2007	2006	2005	2004	2003

Income Statement Data:(1)
Revenue	$679,081	$862,853	$800,592	$651,098	$573,266
Cost of claims	591,766	771,487	713,883	587,055	525,472

Gross profit	87,315	91,366	86,709	64,043	47,794
Selling, general and administrative expenses	87,481	75,852	67,786	50,606	35,974

Operating (loss) income	(166)	15,514	18,923	13,437	11,820
Other income (expense)	1,456	1,158	1,489	40	(804)

Income before provision for income taxes	1,290	16,672	20,412	13,477	11,016
Provision for income taxes	1,198	7,015	8,031	5,524	4,602

Net income	92	9,657	12,381	7,953	6,414
Beneficial conversion feature	—	—	—	80,000	—
Redeemable convertible preferred stock cash dividends	5,600	5,600	5,600	1,596	—
Accretion of transaction expenses	475	475	475	135	—

Net (loss) income available to common stockholders	$(5,983)	$3,582	$6,306	$(73,778)	$6,414

Earnings (loss) per common share:
Basic	$(1.10)	$0.70	$1.39	$(11.14)	$0.85
Diluted	$(1.10)	$0.67	$1.03	$(11.14)	$0.80
Weighted average number of shares outstanding:
Basic	5,454	5,143	4,542	6,622	7,590
Diluted	5,454	5,311	11,984	6,622	8,036
Balance Sheet Data:
Cash and cash equivalents	$705	$8,410	$7,272	$3,388	$5,222
Restricted cash	$19,276	$4,845	$3,994	$1,695	$2,383
Working capital (deficit) (2)	$(3,383)	$(7,098)	$(24,437)	$(27,706)	$(32,567)
Total assets	$253,089	$272,153	$283,931	$226,149	$156,740
Long-term debt, including current portion	$2,475	$16	$1,905	$2,272	$16,491
Redeemable convertible preferred stock	$76,813	$76,338	$75,864	$75,389	$—
Total common stockholders’ equity (deficit)	$25,513	$25,006	$9,854	$(6,623)	$28,426
Prescriptions Paid	23,421	31,842	25,828	18,028	16,041
Retail	22,803	31,199	25,251	17,888	16,041
Mail(3)	618	644	577	140	N/A
Adjusted prescriptions(4)	24,657	33,130	26,982	18,308	16,041

(1)	Reference is made to Item 1 hereof, (Business), Item 7 hereof (Management’s Discussion & Analysis of Financial Condition and Results of Operations) and Item 8 hereof (Note 4 — Business Acquisitions) for descriptions of the various acquisitions that have been consummated in the last 3 years, and the financing arrangements that have been set in place; such acquisitions and financings affect the comparability of the information provided in the foregoing tables for fiscal years 2003 through 2007.

(2)	Calculated as current assets less current liabilities.

(3)	We began filling prescriptions out of our Mail Service facility on July 1, 2003.

(4)	Adjusted prescription volume equals the Mail Service prescriptions multiplied by 3, plus retail prescriptions. These Mail Service prescriptions are multiplied by 3 to adjust for the fact that they typically include approximately 3 times the amount of product days supplied compared with retail prescriptions.

Item 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

During the fiscal year ended June 30, 2007, we identified various errors which resulted in a reduction of our operating income of approximately $211. These various errors consisted of the following:

Rebate Error.   During the preparation of our Quarterly Report on Form 10-Q for the period ended September 30, 2006 (“First Quarter 10-Q”)) we determined that we incorrectly recognized $1,017 of rebate revenue during the fiscal year ended June 30, 2006. The error primarily related to an adjustment recorded during the fourth quarter of fiscal 2006 regarding a duplicate rebate payment made to a single customer in a prior period; however, management subsequently discovered that the duplicate payment of $1,032 had already been refunded by the customer. This duplicate payment was reflected as a reduction in our liability as of June 30, 2006 to this customer when it should not have been. Subsequent to the filing of our First Quarter 10-Q, we identified additional errors approximating $456. The net impact of errors relating to our rebate payable balances to customers resulted in a net decrease of approximately $1,473 of our rebate revenue and operating income for the fiscal year ended June 30, 2007 (the “Rebate Error”).

Claims Payable to Pharmacies.  Based upon a review of our claims payable to pharmacies, we identified approximately $1,523 of liabilities incorrectly processed during prior periods. The components of the $1,523 are as follows: i) $1,099 of claims that should have been reversed into income during a prior period but were reflected as a liability as of June 30, 2006 and June 30, 2005, ii) approximately $407 of claims that were shown as a reduction to our claims payable balance when they should not have been and should have been written off during prior periods, and iii) approximately $831 of claims that should have been reversed during a prior period along with a corresponding net receivable of $831 from a former customer that should have been written off during that same prior period (note that item iii results in no net impact to our operating results).

The net impact of errors relating to claims payable to pharmacies for periods ended June 30, 2006 or prior and the related write-off of an uncollectible receivable resulted in a net increase of $692 of our operating income (increase of $1,523 of our gross profit) and was recorded during the quarter ended September 30, 2006 (the “Claims Payable Error”).

During the quarter ended March 31, 2005 we concluded that we were no longer liable for $1,099 of claims to various pharmacies on behalf of a former customer who went into receivership and properly reversed those claims into income. However, during the fourth quarter of fiscal 2005, the reversal of these claims in the prior quarter was not properly processed in our general ledger, resulting in their inclusion as a liability on our June 30, 2005 and June 30, 2006 balance sheets. This error resulted in a $1,099 overstatement of our cost of claims during the fourth quarter of fiscal 2005.

During the quarter ended September 30, 2006, due to the unlikelihood of collection, we wrote off approximately $407 of receivables related to unbillable claims that were shown as a reduction to our claims payable balance. We reviewed the nature of these receivables and determined that such receivables should have been written off in the prior periods in which they originated. As such, we wrote them off during the quarter ended September 30, 2006 through an increase to our cost of claims.

We have concluded that we did not properly reverse approximately $831 of claims to various pharmacies on behalf of a former customer who went into receivership during 2001 or write-off an $831 accounts receivable from such customer. This former customer was an insurance company and certain of their obligations were covered by a state trust fund. General counsel for the administrator of the state trust fund advised us that payments were made to various pharmacies on behalf of this former customer during 2003 and 2004. We have never received requests of additional payments from any pharmacies that processed claims on behalf of this former customer beyond what they were paid by the state trust fund. General counsel of the administrator of the state trust fund also informed us that the time period for submitting claims to the receiver has long since lapsed and furthermore, no more payments are being made in connection with this former customer. Our claims liabilities to pharmacies should have been reversed and the receivable from the former customer should have been written off during fiscal 2005 as that was the year in which the pharmacies were paid by the state trust fund. As such, we wrote off the receivable and reversed the claims into income during the quarter ended September 30, 2006. The write-off of the receivable and the reversal of claims to various pharmacies had no net impact to our operating results. The reversal of claims to various pharmacies resulted in a reduction in our cost of claims while the write-off of the receivable resulted in a corresponding increase to our selling, general and administrative expenses.

Accounting for Leases.  We conducted a review of our leases and noted that the accounting treatment for various leases was not in accordance with SFAS No. 13, “Accounting for Leases”. As a result, we identified leases that were originally accounted for as operating leases when they should have been accounted for as capital leases. The change in the accounting treatment for various leases resulted in a $584 net increase of our operating income and was recorded during the quarter ended September 30, 2006 (the “Lease Error”). In addition, the change in accounting treatment for various leases resulted in $4,762 increase in our property and equipment and a $4,178 increase in our capital lease obligations.

We assessed the impact that the above mentioned errors had on our operating income, as well as other financial statement line items, during the fiscal year ended June 30, 2007. These errors resulted in a $211 net decrease of our operating income which we consider to be immaterial, individually and in the aggregate, to current and prior periods.

Overview

We provide comprehensive PBM services to our customers, which include managed care organizations, local governments, unions, corporations, HMOs, employers, workers’ compensation plans, third party health care plan administrators, and federal and state government programs through our network of licensed pharmacies throughout the United States. Our PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access and reporting and information analysis. We own a mail service pharmacy (“Mail Service”) and a specialty service pharmacy (“Specialty Service”). In addition, we are a national provider of drug benefits to our customers under the federal government’s Medicare Part D program.

With the acquisition and significant growth of Ascend, we have two reportable segments, PBM and Specialty Service. The PBM segment includes the sale of traditional prescription drugs to our customers and their participants, either through our nationwide network of pharmacies or our Mail Service pharmacy. The Specialty Service segment includes the sale of higher margin specialty pharmacy products and services for the treatment of chronic and potentially life-threatening diseases. Both the PBM and Specialty Service segments operate in the United States and several of its territories.

Our revenue primarily consists of sales of prescription drugs, together with any associated administrative fees, to customers and participants, either through our nationwide network of pharmacies, our Mail Service pharmacy or our Specialty Service pharmacy. Revenue related to the sales of prescription drugs by our nationwide network of pharmacies, our Mail Service or Specialty Service pharmacies is recognized when the claims are adjudicated and the prescription drugs are shipped. Claims are adjudicated at the point-of-sale using our on-line processing system. Specialty Service revenues represent revenues from the sale of primarily biopharmaceutical drugs and are reported at the net amount billed to third party payors, patients and others.

Participant co-payments are not recorded as revenue. Under our customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. As such, we do not include participant co-payments to pharmacies in revenue or cost of claims. For the fiscal years ended June 30, 2007, 2006 and 2005, excluded from our revenue and cost of claims was $249,526, $321,055, and $280,946, respectively, of participant co-payments to pharmacies. If the above amounts were included in our revenue and cost of claims, our operating income and net income would not have been affected.

We evaluate customer contracts to determine whether we act as a principal or as an agent in the fulfillment of prescriptions through our retail pharmacy network. We act as a principal in most of our transactions with customers and revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with customers, as well as our administrative fees (“Gross Reporting”). Gross reporting is appropriate because we (i) have separate contractual relationships with customers and with pharmacies, (ii) are responsible to validate and economically manage a claim through our claims adjudication process, (iii) commit to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (iv) manage the overall prescription drug relationship with the patients, who are participants of customers’ plans, and (v) have credit risk for the price due from the customer. In instances where we merely administer a customer’s network pharmacy contract to which we are not a party and under which we do not assume credit risk, we only record our administrative fees as revenue. For these customers, we earn an administrative fee for collecting payments from the customer and remitting the corresponding amount to the pharmacies in the customer’s network. In these transactions, we act as a conduit for the customer. As we are not the principal in these transactions, drug ingredient cost is not included in our revenues or in our cost of claims. As such, there is no impact to our gross profit. Whether revenues are recorded on either a gross or net basis, we record the gross amount billed in accounts receivable and the related claims payable to pharmacies on our consolidated balance sheet.

The rebates that we receive from pharmaceutical manufacturers are recognized when we are entitled to them in accordance with the terms of our arrangements with pharmaceutical manufacturers and our third party rebate administrator, and when the amount of the rebate is determinable. Our revenue is reduced by the amount of rebates remitted to our customers. We compute the estimated amount of rebates due from the pharmaceutical manufacturers based on the actual claims data and the criteria established in each individual contract. The pharmaceutical manufacturers are obligated to reimburse us for earned rebates within a specified period of time. We reconcile our estimates to amounts received from the pharmaceutical manufacturers on a quarterly basis. Certain of our customers are contractually entitled to all or a portion of the rebates we receive from the pharmaceutical manufacturers. The manufacturer rebates retained by us, after the customers receive their contractual amounts, have historically had a significant impact on our financial performance. For the fiscal years ended June 30, 2007, 2006 and 2005, the rebates retained by us have approximated 13%, 20% and 22%, respectively, of our total gross profit. We expect rebates to continue to account for a significant, but declining, percentage of our total gross profit.

The PBM industry is intensely competitive, generally resulting in continuous pressure on our gross profit as a percentage of total revenue. In recent years, industry consolidation and dramatic growth in managed healthcare have led to increasingly aggressive pricing of PBM services. Given the pressure on all parties to reduce healthcare costs, we expect this competitive environment to continue for the foreseeable future.

We plan to expand our growth through increased marketing of our services and by expanding the range of services offered, including home delivery services through Mail Service, and specialty pharmacy services through our Specialty Service segment. We also intend to provide our PDP services to our customers under the federal government’s Medicare Part D program. We believe these services to be in growing demand within the healthcare industry.

OPERATING INCOME
Years Ended June 30,

		Increase/		Increase/
	2007	(Decrease)	2006	(Decrease)	2005
	($ in thousands)

Revenue	$679,081	(21.3)%	$862,853	7.8%	$800,592
Cost of claims	591,766	(23.3)%	771,487	8.1%	713,883

Gross profit	87,315	(4.4)%	91,366	5.4%	86,709
Selling, general and administrative expenses	87,481	15.3%	75,852	11.9%	67,786

Operating (loss) income	$(166)	(101.1)%	$15,514	(18.0)%	$18,923

Results of Operations ($ in thousands)

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Revenue decreased $183,772 or 21.3%, from $862,853 for the fiscal year ended June 30, 2006 to $679,081 for the fiscal year ended June 30, 2007. We include in revenue only those co-payments earned from Mail Service. For the fiscal year ended June 30, 2007, there was $16,592 of co-payments included in revenue as compared to $18,423 for the fiscal year ended June 30, 2006. Co-payments retained by pharmacies on prescriptions filled for our participants and not included in our revenue were $249,526 and $321,055, for the fiscal years ended June 30, 2007 and 2006, respectively. Under our customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. As such, we do not include participant co-payments to pharmacies in our revenue or our cost of claims.

The $183,772 or 21.3%, decrease in revenue during the fiscal year ended June 30, 2007 is primarily the result of a 25.6% decrease in the amount of adjusted prescriptions partially offset by a 5.8% increase in the gross revenue per adjusted prescription. The decrease in the amount of adjusted prescriptions is primarily attributable to a 20.9% decrease in covered lives during the fiscal year ended June 30, 2007 as compared to the fiscal year ended June 30, 2006 resulting from the loss of various customers. The increase in revenue per adjusted prescription is primarily the result of a change in customer mix.

Cost of claims decreased $179,721, or 23.3%, from $771,487 for the fiscal year ended June 30, 2006 to $591,766 for the fiscal year ended June 30, 2007. This decrease is primarily the result of a decrease in the amount of adjusted prescriptions as noted above. As a percentage of revenue, cost of claims decreased from 89.4% to 87.1% for the fiscal years ended June 30, 2006 and 2007, respectively.

Gross profit decreased $4,051 or 4.4%, from $91,366 for the fiscal year ended June 30, 2006 to $87,315 for the fiscal year ended June 30, 2007. This decrease is primarily the result of a $5,909 reduction in rebate revenue from our PBM segment (exclusive of the $1,473 Rebate Error as defined and discussed above) due to the current trends in negotiations with our customers. This decrease is partially offset by (i) $443 increase in gross profit from our PBM segment, exclusive of rebates, (ii) $1,365 increase in gross profit from our Specialty Service segment, and (iii) $50 net increase which consists of $1,523 relating to the Claims Payable Error as defined and discussed above offset by $1,473 relating to the Rebate Error. Primarily due to the changes in our customer mix, gross profit, as a percentage of revenue, increased from 10.6% for the fiscal year ended June 30, 2006 to 12.9% for the fiscal year ended June 30, 2007.

Selling, general and administrative expenses increased $11,629 or 15.3%, from $75,852 for the fiscal year ended June 30, 2006 to $87,481 for the fiscal year ended June 30, 2007. This increase is primarily the result of (i) $5,781 net increase in compensation and related items, inclusive of a $2,327 increase in one-time termination benefits primarily incurred in connection with our senior management changes during the fourth quarter of fiscal 2007, (ii) $2,945 increase in professional fees primarily related to the review of various financial transactions in conjunction with the filings of our First Quarter 10-Q and the Quarterly Report on Form 10-Q for the period ended December 31, 2006 (“Second Quarter 10-Q”), settlements of various legal proceedings as well as an increase in our insurance premiums, (iii) $1,236 increase in information-technology costs, which includes a $657 impairment loss related to the cancellation of various capitalized projects during the fourth quarter of fiscal 2007, (iv) $1,880 increase in bad debt expense (inclusive of the $831 Claims Payable Error), of which $1,152 was incurred during the fourth quarter of fiscal 2007, and (v) $371 of net increases in other selling, general and administrative expenses. These increases were offset by $584 related to the Lease Error as defined and discussed above.

Selling, general and administrative expenses as a percent of revenue increased from 8.8% for the fiscal year ended June 30, 2006 to 12.9% for the fiscal year ended June 30, 2007.

Other income, net increased $298 or 25.7%, from $1,158 for the fiscal year ended June 30, 2006 to $1,456 for the fiscal year ended June 30, 2007. The increase primarily relates to (i) $322 increase in interest income earned from higher interest rates and on higher cash balances during the fiscal year ended June 30, 2007, and (ii) $128 of late fees charged to various customers for untimely payments of their invoices during the fiscal year ended June 30, 2007. These increases were offset by $203 of additional interest expense incurred during the fiscal year ended June 30, 2007 primarily related to the financing of various capital leases.

Income before the provision for income taxes decreased $15,382, or 92.3%, from $16,672 for the fiscal year ended June 30, 2006 to $1,290 for the fiscal year ended June 30, 2007. The decrease primarily relates to the $4,051 decrease in our gross profit as well as the $11,629 increase in our selling, general and administrative expenses, offset by the $298 net increase in other income as noted above.

Our effective tax rate was 92.9% for the fiscal year ended June 30, 2007 as compared to 42.1% for the fiscal year ended June 30, 2006. The increase in the effective tax rate primarily resulted from lower pre-tax income combined with the effects of expensing stock options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123R”), offset by a $439 reversal of a prior state tax reserve as the related statute of limitations expired during the fiscal year ended June 30, 2007.

Net income decreased $9,565 or 99.0%, from $9,657 for the fiscal year ended June 30, 2006 to $92 for the fiscal year ended June 30, 2007. The decrease is primarily the result of (i) the decrease in gross profit, (ii) the increase in selling, general and administrative expenses, offset by (i) the increase in our effective tax rate from 42.1% to 92.9%, and (ii) the increase in other income, net.

In addition, there were two charges against net income available to common stockholders related to the New Mountain Transaction (see “Commitments and Contingencies”). The first of these charges relates to series A preferred stock cash dividends, which amounted to $5,600 for both fiscal years ended June 30, 2007 and 2006. The series A preferred stock provides for an initial cash dividend equal to 7% of the investment amount (currently $80,000), which decreases to 3.5% after the fifth anniversary of issuance, March 19, 2009. The dividends of $5,600 represent the amount accrued and paid for the fiscal year ended June 30, 2006. The dividends of $5,600 represent the amount accrued for the fiscal year ended June 30, 2007. However, $1,396 of this dividend was not paid until July 3, 2007. The second charge is for the accretion of transaction expenses which was $475 for both fiscal years ended June 30, 2007 and 2006.

After deducting these two charges from net income, there remained net income (loss) available to common stockholders of $(5,983) for the fiscal year ended June 30, 2007 as compared to $3,582 for the fiscal year ended June 30, 2006.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Revenue increased $62,261 or 7.8%, from $800,592 for the fiscal year ended June 30, 2005 to $862,853 for the fiscal year ended June 30, 2006. The specific terms of the contracts that we enter into with our customers will determine whether we recognize the gross revenue related to the cost of the prescriptions filled. For those contracts that we only recognize net revenue, there is no impact on our gross profit since neither the prescription revenue nor the related costs of the prescriptions is recorded. Whether revenues are recorded on either a gross or net basis, we record the gross amount billed in accounts receivable and the related claims payable to pharmacies on our balance sheet. We include in revenue only those co-payments earned from Mail Service. For the fiscal year ended June 30, 2006, there was $18,423 of co-payments included in revenue as compared to $15,134 for the fiscal year ended June 30, 2005. Co-payments retained by pharmacies on prescriptions filled for our participants and not included in our revenue were $321,055 and $280,946, for the fiscal years ended June 30, 2006 and 2005, respectively. Under our customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. As such, we do not include participant co-payments to pharmacies in our revenue or our cost of claims.

The $62,261 or 7.8%, increase in revenue during the fiscal year ended June 30, 2006 is primarily the result of (i) $59,176 inclusion of revenues from PCN, which we acquired on March 7, 2005, (ii) increase in co-payment revenue from Mail Service of $3,288 due to higher sales volume, and (iii) increase in revenue from Specialty Service of $3,618 due to higher sales volume. These increases were offset by $1,537 of additional credit memos issued to various customers and a $2,284 reduction in non-PCN business.

Cost of claims increased $57,604 or 8.1%, from $713,883 for the fiscal year ended June 30, 2005 to $771,487 for the fiscal year ended June 30, 2006. This increase is primarily the result of (i) $52,888 inclusion of cost of claims from PCN, which we acquired on March 7, 2005, (ii) increases in cost of claims from Specialty Service of $3,455 related to higher sales volumes, and (iii) $476 write-down of obsolete inventory from our Mail Service facility in Miramar, Florida. As a percentage of revenue, cost of claims increased from 89.2% to 89.4% for the fiscal years ended June 30, 2005 and June 30, 2006, respectively.

Gross profit increased $4,657 or 5.4%, from $86,709 for the fiscal year ended June 30, 2005 to $91,366 for the fiscal year ended June 30, 2006. This increase is primarily the result of (i) $6,288 related to the PCN acquisition and (ii) increase in volume of claims from our Mail Service pharmacy which resulted in additional gross profit of $1,000. These increases were partially offset by (i) $1,537 of additional credit memos issued to various customers, (ii) $476 write-down of obsolete inventory from our Mail Service facility in Miramar, Florida, and (iii) reduction in non-PCN business. Gross profit, as a percentage of revenue, decreased from 10.8% to 10.6% for the fiscal years ended June 30, 2005 and June 30, 2006, respectively.

Selling, general and administrative expenses increased $8,066 or 11.9%, from $67,786 for the fiscal year ended June 30, 2005 to $75,852 for the fiscal year ended June 30, 2006. This increase is primarily the result of (i) $3,641 related to the PCN acquisition, (ii) $3,204 of compensation expense primarily related to the expensing of employee stock options, beginning July 1, 2005, in accordance with SFAS 123R, and (iii) $2,912 related to investments in our information systems’ infrastructure and continual upgrading/maintenance of our claims adjudication system. These items were partially offset by a $1,702 reduction in legal settlements which primarily related to our settlement of the Midwest Health Plan lawsuit during August 2005 which was accrued for as of June 30, 2005.

Selling, general and administrative expenses as a percent of revenue increased from 8.5% for the fiscal year ended June 30, 2005 to 8.8% for the fiscal year ended June 30, 2006.

Other income, net decreased $331 or 22.2%, from $1,489 for the fiscal year ended June 30, 2005 to $1,158 for the fiscal year ended June 30, 2006. The decrease primary relates to the recognition of a $1,702 non-recurring gain from an insurance claim which represented the excess of the insurance proceeds over the carrying value of the assets covered by the claim during the fiscal year ended June 30, 2005. This item was partially offset by increased interest income earned on our higher cash balances throughout the fiscal year ended June 30, 2006. In addition, we aggregate rebates for an unrelated third party and charge such third party interest on advances we make to them for their rebates. For the fiscal year ended June 30, 2006, we earned $438 in interest income from this unrelated third party.

Income before the provision for income taxes decreased $3,740, or 18.3%, from $20,412 for the fiscal year ended June 30, 2005 to $16,672 for the fiscal year ended June 30, 2006. The decrease relates to the $4,657 increase in our gross profit primarily offset by the $8,066 increase in our selling, general and administrative expense as noted above.

Our effective tax rate was 42.1% for the fiscal year ended June 30, 2006 as compared to 39.3% for the fiscal year ended June 30, 2005. The increase in the effective tax rate for the fiscal year ended June 30, 2006 primarily resulted from the expensing of employee stock options in accordance with SFAS 123R. This compensation expense for incentive stock options, which is not deductible for income tax purposes, increased our effective tax rate by approximately 4%.

Net income decreased $2,724 or 22.0%, from $12,381 for the fiscal year ended June 30, 2005 to $9,657 for the fiscal year ended June 30, 2006. The decrease primarily relates to the $2,600 compensation charge, net of its income tax benefit, primarily related to the expensing of employee stock options in accordance with SFAS 123R. This decrease was further caused by the increase in selling, general and administrative expenses, offset by the increase in our gross profit.

In addition, there were two charges against net income available to common stockholders related to the New Mountain Transaction (see “Commitments and Contingencies”). The first of these charges relates to series A preferred stock cash dividends, which amounted to $5,600 for both fiscal years ended June 30, 2006 and 2005. The series A preferred stock provides for an initial cash dividend equal to 7% of the investment amount (currently $80,000), which decreases to 3.5% after the fifth anniversary of issuance, March 19, 2009. The dividend of $5,600 represents the amount accrued and paid for both fiscal years ended June 30, 2006 and 2005. The second charge is for the accretion of transaction expenses which were $475 for both fiscal years ended June 30, 2006 and 2005.

After deducting these two charges from net income, there remained net income available to common stockholders of $3,582 for the fiscal year ended June 30, 2006 as compared to $6,306 for the fiscal year ended June 30, 2005.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Liquidity and Capital Resources

Our primary cash requirements are for capital expenditures and operating expenses, including cost of pharmaceuticals, software and hardware upgrades, funding of accounts receivable and inventory in our Mail Service and Specialty Service pharmacies. We have acquired eight companies since July 2000 utilizing primarily cash. This has had the effect of increasing our working capital deficits until sufficient profitability is earned to offset these deficits. As of June 30, 2007 and 2006, we had working capital deficits of $3,383 and $7,098, respectively.

In July 2006, we received approval from CMS to operate as a PDP sponsor under Medicare Part D through our wholly-owned subsidiary, NMHC Group Solutions which commenced on January 1, 2007.

In order for us to maintain our risk bearing licensures and continue to apply for additional licensures in the various states, we must fulfill statutory, capital and surplus requirements. We currently maintain approximately $5.2 million in a restricted cash account to fulfill such requirements. We do not intend to continue to provide our PDP to individual enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, as of January 1, 2008, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. This change in PDP offerings may allow us to decrease the capital and surplus amounts maintained in our restricted cash accounts.

In addition, we may not be able to realize any return on our investments in Medicare initiatives if the cost and complexity of recent changes by and requirements of CMS exceed our expectations or prevent effective program implementation; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons; if we fail to become a risk bearing entity prior to the expiration of the CMS waiver for the 49 other states and territories (we are in the process of obtaining the appropriate state licenses and are currently licensed in nine states); if we fail to design and maintain programs that are attractive to our customers or individual Medicare participants; if we are not successful in retaining employer groups and their enrollees, or winning contract renewals or new contracts under the MMA’s competitive bidding process; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons.

Net cash provided by operating activities was $3,172 for the fiscal year ended June 30, 2007 as compared to $7,658 for the fiscal year ended June 30, 2006. This decrease of $4,486 is primarily the result of (i) $13,580 increase in restricted cash primarily attributable to a $5,665 increase in our statutory, capital and surplus requirements in connection with our PDP and an additional deposit of $9,400 required from a customer, (ii) $28,280 decrease in rebates payable to customers, (iii) $1,801 decrease in income taxes payable and other current liabilities, (iv) $2,312 decrease in claims payable to pharmacies, (v) $2,744 increase in accounts receivable, and (vi) $1,295 increase in prepaid expense and other current assets. These decreases were partially offset by (i) $15,028 decrease in rebates receivable, (ii) $19,307 increase in trade and other payables and accrued expenses, and (iii) $12,092 increase in customer deposits payable. This decrease was further caused by $901 of net changes in other operating activities.

Historically, the timing of our collections of accounts receivable and payments of accounts payable has generally been a net source of cash from operating activities. This is the result of the terms of trade in place with plan customers on the one hand, and our pharmacy network on the other hand. These terms generally lead to our payments to participating pharmacies being slower than our corresponding collections from plan customers. We believe that this situation is not unusual in the PBM industry and expect to operate on similar terms for the foreseeable future. However, there can be no assurance that such terms of trade will continue in the future and, if they were to change materially, we could require additional working capital financing. If such terms of trade were to change materially, and/or if we were unable to obtain additional working capital financing, there could be a material adverse effect on our business, financial condition, or results of operations. Although we have a $65,000 revolving credit facility, we currently cannot borrow the full amount under this credit facility and we may be limited, or unable, to borrow under this credit facility in the future. We are currently in the process of exploring alternative financing arrangements so we can fully access any funds as needed.

Net cash used in investing activities was $6,554 for the fiscal year ended June 30, 2007 as compared to $8,022 for the fiscal year ended June 30, 2006. The $6,554 net cash used in investing activities during the fiscal year ended June 30, 2007 was primarily the result of $5,392 used for capital expenditures, $901 used for an earnout payment to PPP and $266 used for the acquisition of MPP. See Item 8 hereof (Note 4 — Business Acquisitions) for descriptions of the various acquisitions that have been consummated in the last 3 years.

Net cash used in financing activities was $4,323 for the fiscal year ended June 30, 2007 as compared to net cash provided by financing activities of $1,502 for the fiscal year ended June 30, 2006. This decrease of $5,825 is primarily the result of (i) additional payments of $2,630 towards our capital lease obligations, (ii) $2,557 reduction in the proceeds from the exercise of stock options, and (iii) $2,034 reduction in the excess tax benefit from the exercise of stock options. These decreases were offset by the Company not paying $1,396 of dividends on the series A preferred stock for the quarter ended June 30, 2007 until July 3, 2007.

Line of Credit

On January 28, 2005, we entered into a five-year $65,000 line of credit with a syndicate of commercial banks led by JPMorgan. Subject to certain conditions, the line of credit may be increased by an aggregate of $35,000. Depending on the timing and dollar amount of each loan request, we can either borrow at a spread above LIBOR, the overnight Federal Funds rate or JPMorgan’s prime rate. As of June 30, 2007, the spread is 1.50% for LIBOR and Federal Funds loans and 0.50% for prime rate loans. The line of credit contains various covenants that, among other things, require us to maintain certain financial ratios, which are consolidated net worth, consolidated fixed charge ratio and consolidated debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. The consolidated fixed charge ratio and the consolidated debt to EBITDA ratio are evaluated by JPMorgan as a measure of our liquidity and our ability to meet all of our obligations under the credit facility. As of and for the year ended June 30, 2007, there was no principal balance outstanding under the line of credit, and we were in compliance with the aforementioned financial covenants. Although we have a $65,000 revolving credit facility, we currently cannot borrow the full amount under this credit facility and we may be limited, or unable, to borrow under this credit facility in the future. As of June 30, 2007, we were able to borrow approximately $39,000 under the credit facility. If we are in compliance with the consolidated fixed charge ratio, we can then borrow up to 2.5 times the Company’s consolidated EBITDA for the preceding twelve months less consolidated debt, as defined in the credit facility. Based on our financial performance, we may not be in compliance with the aforementioned financial covenants during fiscal year 2008. We are currently in the process of exploring alternative financing arrangements so we can fully access any funds as needed.

EBITDA

We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income and cash flows from operations, which measure actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net income are significant components of our consolidated statements of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

EBITDA per adjusted prescription is calculated by dividing EBITDA by the adjusted prescription volume for the period. This measure is used as an indicator of our EBITDA performance on a per-unit basis, providing insight into the cash-generating potential of each prescription. EBITDA per adjusted prescription reflects the level of efficiency in the business and is affected by changes in prescription volumes between retail and mail, as well as the relative representation of brand-name, generic and specialty drugs.

Net cash provided by operating activities can be reconciled to EBITDA, which we believe to be the most directly comparable financial measure to net cash provided by operating activities, as follows (in thousands):

	Year Ended June 30,
	2007	2006	2005(1)

Net cash provided by operating activities	$3,172	$7,658	$10,322
Provision for income taxes	1,198	7,015	8,031
Interest (income) expense, net	(1,396)	(1,149)	299
Net change in assets and liabilities	14,308	12,342	11,989
Non-cash items to reconcile net cash from operations to net income	(7,611)	(2,873)	(3,630)

EBITDA	$9,671	$22,993	$27,011

Adjusted prescriptions(2)	24,658	33,130	26,982
EBITDA per adjusted prescription	$0.39	$0.69	$1.00

(1)	Includes PCN’s operating results commencing March 7, 2005, the date of acquisition.

(2)	Adjusted prescription volume equals the Mail Service prescriptions multiplied by 3, plus retail prescriptions. These Mail Service prescriptions are multiplied by 3 to adjust for the fact that they include approximately 3 times the amount of product days supplied compared with retail prescriptions.

Contractual Obligations

We lease offices and warehouse space throughout the United States under various operating leases. We also lease pill dispensing and counting devices for use in our Mail Service pharmacy, as well as computer equipment, for use in our various offices. In addition, we lease office equipment and computer software under various capital leases.

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2007 ($ in thousands):

Payments Due by Period

	Total	2008	2009-2010	2011-2012	Thereafter

Capital lease obligations	$2,475	$989	$1,362	$124	$—
Operating leases	9,825	3,295	3,653	1,563	1,314

Total contractual cash obligations	$12,300	$4,284	$5,015	$1,687	$1,314

Commitments and Contingencies

As an approved PDP sponsor, in order for us to maintain our risk bearing licensures and continue to apply for additional licensures in the various states, we must fulfill statutory, capital and surplus requirements. We currently maintain $5.2 million in a cash account to fulfill such requirements. We do not intend to continue to provide our PDP to individual enrollees in 2008 and CMS has acknowledged our intent to provide the PDP Medicare benefits solely to employer groups. In addition, we will only be providing non-risk bearing Medicare benefits to employer groups that will reimburse us directly for any prescription drug costs. We do not intend to offer our PDP to employer groups in instances where we could be subject to risk. This change in PDP offerings may allow us to decrease the capital and surplus amounts maintained in our restricted cash accounts.

Certain of our business acquisition agreements include “earn-out” provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

We entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the “purchase agreement”). Pursuant to the purchase agreement, we agreed, subject to various conditions, to issue to New Mountain Partners a total of 6,956,522 shares of the series A preferred stock at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, we completed the sale of the series A preferred stock to New Mountain Partners and used approximately $49,000 of the proceeds of the sale of the series A preferred stock to purchase, pursuant to a tender offer, 4,448,900 shares of our outstanding common stock at $11.00 per share (collectively, the “New Mountain Transaction”).

Following the completion of the tender offer, New Mountain Partners owned securities at March 19, 2004 that were initially convertible into approximately 64% of our issued and outstanding common stock and prior to conversion of the series A preferred stock were entitled to cast that number of votes that is equal to approximately 60% of our aggregate voting power. Following the closing of the New Mountain transaction, New Mountain Partners was entitled to and did nominate and elect 60% of the members of our board of directors.

We used the remaining proceeds from the issuance and sale of the series A preferred stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the Inteq acquisition and working capital purposes. See Item 8 hereof (Note 4 — Business Acquisitions) for descriptions of the various acquisitions that have been consummated in the last 3 years.

The series A preferred stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. The series A preferred stock is convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of 6,956,522 shares of our common stock.

The series A preferred stock may be redeemed at our option subsequent to the fourth anniversary of its issuance, subject to certain conditions. Subject to certain conditions, after the fourth anniversary of its issuance, we can redeem shares of the series A preferred stock at its reported value on our consolidated balance sheet plus all unpaid dividends, whether or not declared. Subject to certain conditions, after the seventh anniversary of its issuance, we can redeem shares of series A preferred stock at $11.50 per share plus all unpaid dividends, whether or not declared. After the tenth anniversary of the issuance of the series A preferred stock, each holder of shares of series A preferred stock may require us to redeem all or a part of that holder’s shares of series A preferred stock. Each holder of shares of series A preferred stock can redeem their series A preferred stock at $11.50 per share plus all unpaid dividends, whether or not declared.

Subject to certain conditions, the liquidation value of the series A preferred stock is the greater of $11.50 per share plus all unpaid dividends, whether or not declared, or the amount that would be payable to a holder of the series A preferred stock if the series A preferred stock was converted into common stock immediately prior to the liquidation.

We anticipate that current cash positions, together with anticipated cash flows from operations and our borrowing capabilities, will be sufficient to satisfy our contemplated cash requirements for at least 24 months. This is based upon current levels of capital expenditures and anticipated operating results for the next 24 months. In addition, we will require cash to acquire inventory for our Mail Service and Specialty Service operations, and fulfill statutory capital and surplus requirements in connection with our PDP. In the event that our plans change or our assumptions prove to be inaccurate, or our cash on hand together with the proceeds from our revolving credit facility prove to be insufficient or unavailable to fund operations, we could be required to seek additional financing sooner than anticipated. There can be no assurance that such financing could be obtained at rates or on terms acceptable to us, if at all. Although we have a $65,000 revolving credit facility, we currently cannot borrow the full amount under this credit facility and we may be limited, or unable, to borrow under this credit facility in the future. As of June 30, 2007, we were able to borrow approximately $39,000 under the credit facility. If we are in compliance with the consolidated fixed charge ratio, we can then borrow up to 2.5 times the Company’s consolidated EBITDA less consolidated debt, as defined in the credit facility. Based on our financial performance, we may not be in compliance with the aforementioned financial covenants during fiscal year 2008. We are currently in the process of exploring alternative financing arrangements so we can fully access any funds as needed.

Condensed Interim Financial Data (Unaudited)

	Fiscal Year 2007
Quarters Ended	June 30	March 31	December 31	September 30
	($ in thousands, except per share amounts)

Revenue	$146,038	$145,026	$199,304	$188,713
Cost of claims	124,947	123,700	176,607	166,512

Gross profit	$21,091	$21,326	$22,697	$22,201

One-time termination benefits	$1,938	—	—	—

(Loss) income before (benefit) provision for income taxes	$(4,404)	$258	$2,776	$2,660
Net (loss) income	$(3,263)	$430	$1,514	$1,411
Net loss available to common Stockholders	$(4,778)	$(1,068)	$(16)	$(121)
Earnings (loss) per common share:
Basic	$(0.87)	$(0.20)	$(0.00)	$(0.02)
Diluted	$(0.87)	$(0.20)	$(0.00)	$(0.02)
Weighted-average number of common shares outstanding:
Basic	5,489	5,471	5,469	5,375
Diluted	5,489	5,471	5,469	5,375

	Fiscal Year 2006
			December 31	September 30
Quarters Ended	June 30	March 31	(Restated)	(Restated)

Revenue	$211,451	$216,801	$219,909	$214,692
Cost of claims	189,744	194,381	196,232	191,130

Gross profit	$21,707	$22,420	$23,677	$23,562

Income before provision for income taxes	$3,122	$3,501	$5,043	$5,006

	Fiscal Year 2006
			December 31	September 30
Quarters Ended	June 30	March 31	(Restated)	(Restated)

Net income	$1,884	$2,008	$2,898	$2,867
Net income available to common stockholders	$369	$510	$1,368	$1,335
Earnings per common share:
Basic	$0.07	$0.10	$0.27	$0.27
Diluted	$0.07	$0.10	$0.24	$0.24
Weighted-average number of common shares outstanding:
Basic	5,291	5,200	5,025	4,862
Diluted	5,413	5,302	12,146	12,102

Other Matters

Inflation

Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect our revenue and cost of claims.

Use of Estimates and Critical Accounting Policies

Use of Estimates

The preparation of consolidated financial statements requires companies to include certain amounts that are based on management’s best estimates and judgments. In preparing the consolidated financial statements, we reviewed our accounting policies and believe that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates, and it is possible that future results of operations for any particular period could be materially affected by the ultimate actual results.

Critical Accounting Policies and Estimates

We describe below what we believe to be our critical accounting policies. (Also see Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.)

Revenue Recognition.  Our revenue primarily consists of sales of prescription drugs, together with any associated administrative fees, to customers and participants, either through our nationwide network of pharmacies, our Mail Service pharmacy or our Specialty Service pharmacy. We enter into a fee for service (per claim charges) arrangement with our customers for the payment of administrative fees. Under the fee for service arrangement, we are paid contractually agreed upon rates from our customers based upon actual claims adjudicated plus a fixed transaction fee. Revenue related to the sales of prescription drugs by our nationwide network of pharmacies, our Mail Service pharmacy or our Specialty Service pharmacy is recognized when the claims are adjudicated and the prescription drugs are shipped.

Participant co-payments are not recorded as revenue. Under our customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. As such, we do not include participant co-payments to pharmacies in revenue or cost of claims.

We evaluate customer contracts using the indicators of EITF No. 99-19, “Reporting Gross Revenue as a Principal vs. Net as an Agent,” to determine whether we act as a principal or as an agent in the fulfillment of prescriptions through our retail pharmacy network. We act as a principal in most of our transactions with customers and revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with customers, as well as our administrative fees (“Gross Reporting”). Gross reporting is appropriate because we (i) have separate contractual relationships with customers and with pharmacies, (ii) are responsible to validate and economically manage a claim through our claims adjudication process, (iii) commit to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (iv) manage the overall prescription drug plan relationship with the patients, who are participants of customers’ plans, and (v) have credit risk for the price due from the customer. There are certain contracts in which we recognize revenue on a net basis. The primary factor that leads to the recognition of net revenue on these contracts is that the amount we earn is primarily fixed. Whether revenues are recorded on either a gross or net basis, we record the gross amount billed in accounts receivable and the related claims payable to pharmacies on our consolidated balance sheet.

The rebates that we receive from pharmaceutical manufacturers are recognized when we are entitled to them in accordance with the terms of our arrangements with pharmaceutical manufacturers and our third party rebate administrator, and when the amount of the rebate is determinable. Our revenue is reduced by the amount of rebates earned by our customers.

Rebates Receivable and Payable.  We record the rebate receivable and the appropriate payable to the customers based on estimates, which are subject to final settlement. The estimates are based upon claims submitted and our rebate experience, and are adjusted as additional information becomes available. Upon billing the manufacturer, any differences between our estimate and the actual amount of the rebates receivable is recorded to cost of claims, net of the estimated impact to our customers. Rebates are generally paid to customers on a quarterly basis, or as agreed upon with our customers, subsequent to collections from pharmaceutical manufacturers, although there are certain instances where rebates are paid to customers on a more accelerated basis.

Allowance for Doubtful Accounts.  We estimate the allowance for doubtful accounts for our PBM and Specialty Service business based upon a variety of factors including the age of the outstanding receivables, trends of cash collections and bad debt write-offs, and the payor’s collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted.

Property and Equipment.  We state property and equipment at cost, less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from 3 to 8 years or, with respect to equipment under capital leases and leasehold improvements, we amortize them on a straight-line basis over the shorter of the lease term or the assets’ useful lives.

Internal Use Software.  We invest heavily in developing software in order to enhance our operations as well as meet the needs of our customers. We apply the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Under this SOP, certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software coding that does not add functionality to the existing system, are expensed as incurred. Reductions, if any, in the carrying value of capitalized software development costs to net realizable value are expensed.

Intangible Assets.  Our intangible assets primarily reflect the value of client relationships that arose in connection with our various business acquisitions. These intangible assets are recorded at cost and are reviewed for impairment whenever events, such as losses of significant customers or other changes in circumstances indicate that the carrying amount may not be recoverable. We continually assess the useful lives of the intangible assets, taking into account historical customer turnover experience, including recent losses of customers and expected future losses, to ensure they reflect current circumstances.

Goodwill.  Our goodwill represents the excess of the acquisition costs over the fair value of the net tangible and identifiable intangible assets acquired that has been allocated to goodwill from our various business acquisitions. We test our goodwill for impairment on an annual basis, or whenever events, such as a protracted decline in our stock price or other changes in circumstances, indicate that the carrying amount may not be recoverable, using a two-step fair-value based test. The most recent assessment of goodwill impairment for each of our designated reporting units was performed as of June 30, 2007, and the recorded goodwill was determined not to be impaired.

Income Taxes.  We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. As of June 30, 2007, we have current net deferred tax assets of $1,913 and non-current net deferred tax liabilities of $8,780. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. We periodically consider whether or not we should record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Based on our assessment as of June 30, 2007, a valuation allowance is not required against our deferred tax assets.

Stock-Based Compensation.  With the adoption of SFAS No. 123R on July 1, 2005, we are required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of grant, we apply the lattice-binomial option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate, post-vesting terminations, sub-optimal exercise factor and dividend yield. While the risk-free interest rate, post-vesting terminations, sub-optimal exercise factor and dividend yield are less subjective assumptions that are based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates.

We use an expected stock-price volatility assumption that is based on the historical volatility of the underlying stock which is obtained from public data sources. This approach is used as a predictor of future realized and implied volatilities and is directly related to the stock option valuation. For stock options granted during the fiscal year ended June 30, 2007, we used a weighted-average expected stock-price volatility ranging from 49.7% to 58.2% based upon the historic volatility.

With regard to the weighted-average option life assumption, we consider the exercise behavior of past grants and model the pattern of aggregate exercises. For stock options granted during the fiscal year ended June 30, 2007, we used an expected option life assumption of 5.5 years.

Recently Adopted Accounting Standards

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”) to provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Under SAB No. 108, companies should evaluate a misstatement based on its impact on the current year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years existing in the current year’s ending balance sheet. Our adoption of SAB No. 108 during the fiscal year ended June 30, 2007 did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the fiscal year. In May 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48, an amendment of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes” (“FSP No. FIN 48-1”). FSP No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

We are currently evaluating the impact FIN 48 will have on our consolidated financial statements when it becomes effective for the Company in fiscal year 2008 and are unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.

Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market risk sensitive instruments is immaterial.

Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Information with respect to this item is contained in our audited consolidated financial statements and financial statement schedules listed in the index on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Chief

Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes to Internal Control Over Financial Reporting

In the course of our ongoing preparations for making management’s report on internal control over financial reporting included in this annual report, as required by Section 404 of the Sarbanes-Oxley Act of 2002, we have identified areas in need of improvement and have taken remedial actions to strengthen the affected controls as appropriate. From time to time, we make these and other changes to our internal control over financial reporting that are intended to enhance the effectiveness of our internal control over financial reporting and which do not have a material effect on our overall internal control. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and will take action as appropriate. Based upon our findings during the preparation of our Quarterly Report on Form 10-Q for the period ended September 30, 2006, we have implemented the following changes to our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act:

•	The Company implemented a process whereby our Legal Department and our Account Management Department, along with our Finance Department and Rebate and Formulary Group, evaluates the terms and conditions for rebate payments to clients which will serve as the basis for current and subsequent rebate payments to our customers.

•	The Company has implemented procedures for reviewing outstanding claims payable to pharmacies to verify, on a timely basis, that the liabilities to the pharmacies are properly recorded.

•	The Company has implemented procedures for reviewing all new leases to determine the proper accounting treatment in accordance with generally accepted accounting principles.

Other than as described above, there have been no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred in this period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The Company will continue to evaluate the effectiveness of its internal controls and procedures on an ongoing basis and will implement further actions as necessary in its continuing efforts to strengthen the internal control process.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In making the assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment and those criteria, management believes that our internal control over financial reporting was effective as of June 30, 2007.

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this annual report below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
National Medical Health Card Systems, Inc. and Subsidiaries

We have audited National Medical Health Card Systems, Inc. and Subsidiaries (the “Company”) internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Medical Health Card Systems, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Medical Health Card Systems, Inc. and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007 of National Medical Health Card Systems, Inc. and Subsidiaries and our report dated September 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
September 12, 2007

Item 9B.	OTHER INFORMATION.

None.

PART III

Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required is incorporated herein by reference to the fiscal year 2007 Definitive Proxy Statement under the caption “Proposal 1 — Election of Directors”, which we anticipate filing by October 29, 2007.

Item 11.	EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference to the information in the fiscal year 2007 Definitive Proxy Statement under the caption “Executive Compensation,” which we anticipate filing by October 29, 2007.

Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference to the information in the fiscal year 2007 Definitive Proxy Statement under the captions “Security Ownership of Certain Beneficial Owners” and “Security Ownership of Management,” which we anticipate filing by October 29, 2007.

Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference to the information in the fiscal year 2007 Definitive Proxy Statement under the captions “Certain Relationships and Related Transactions” and “Proposal 1 - Election of Directors”, which we anticipate filing by October 29, 2007.

Item 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated herein by reference to the information in the fiscal year 2007 Definitive Proxy Statement under the caption “Principal Accountant Fees and Services,” which we anticipate filing by October 29, 2007.

PART IV

Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Page No.

1. Financial Statements

The following Consolidated Financial Statements of NMHC are included herein:
Report of Independent Registered Public Accounting Firm	G-65
Consolidated Balance Sheets as of June 30, 2007 and 2006	G-66
Consolidated Statements of Income for each of the years ended June 30, 2007, 2006 and 2005	G-67
Consolidated Statements of Stockholders’ Equity for each of the years ended June 30, 2007, 2006 and 2005	G-68
Consolidated Statements of Cash Flows for each of the years ended June 30, 2007, 2006 and 2005	G-69
Notes to Consolidated Financial Statements	G-70 - G-91
2. Financial Statement Schedule

Schedule II: Valuation and Qualifying Accounts	G-92

All other information and financial statement schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

3.	Exhibits

Exhibit
Number		Description of Exhibit

2	.1+	Stock Purchase Agreement dated as of July 31, 2003 by and among NMHC and Portland Professional Pharmacy, Portland Professional Pharmacy Associates and the individuals listed on Schedule I thereto(4)
2	.2+	Amended and Restated Preferred Stock Purchase Agreement dated November 26, 2003 by and between NMHC and New Mountain Partners, L.P.(6)
2	.3+	Asset Purchase Agreement dated as of April 1, 2004 among NMHC, Inteq PBM, LP, Inteq-RX Group, LLP, and the other persons named therein(9)
2	.4+	Stock Purchase Agreement dated March 7, 2005 by and among NMHC, PCN Acquisition Corp., Pharmaceutical Care Network, and California Pharmacists Association(15)
3.1		Certificate of Incorporation of NMHC(2)
3.2		Certificate of Amendment of the Certificate of Incorporation of NMHC(8)
3.3		Amended and Restated By-Laws of NMHC(16)
4.1		Specimen of Common Stock Certificate
4.2		Specimen of Series A 7% Convertible Preferred Stock Certificate
4.3		Form of Representatives’ Warrant Agreement by and among NMHC, Ryan, Beck & Co., Inc. and Pennsylvania Merchant Group, including form of Warrant Certificate(1)
4.4		Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of NMHC(8)
4.5		Registration Rights Agreement dated March 19, 2004 by and among NMHC, New Mountain Partners, L.P. , and New Mountain Affiliated Investors, L.P.
10	.1+	Credit Agreement dated as of January 28, 2005 among NMHC, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger(14)
10.2		Amendment No. 1 to Credit Agreement, dated as of March 7, 2005 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto
10.3		Amendment No. 2 to Credit Agreement, dated as of September 28, 2005 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto
10.4		Amendment No. 3 and Waiver to Credit Agreement, dated as of December 8, 2006 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto(22)
10.5		Waiver to Credit Agreement, dated as of February 16, 2007 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent and the Lenders party thereto(23)
10.6		Lease Agreement dated November 18, 2002 between Sunbeam Development Corporation and NMHCRx Mail Order, Inc.(4)
10.7		Lease Expansion and Modification Agreement dated July 31, 2003 between Sunbeam Development Corporation and NMHCRx Mail Order, Inc.(4)
10	.8*	Prime Vendor Agreement dated May 1, 2006, by AmerisourceBergen Drug Corporation, and NMHCRx Mail Order, Inc. d/b/a NMHC Mail(20)*
10.9		Health Card Sublease Agreement dated as of December 1, 2004, between BFS Realty, LLC, as Sublessor and NMHC, as Sublessee
10	.10#	NMHC Amended and Restated 2000 Restricted Stock Grant Plan(12)

Exhibit
Number		Description of Exhibit

10	.11#	NMHC 1999 Stock Option Plan, as amended on March 18, 2004(8)
10	.12#	Form of Restricted Stock Grant Agreement(19)
10	.13#	Form of Stock Option Agreement between NMHC and Non-Employee Directors dated May 4, 2004 for a grant of 15,000 shares of common stock(10)
10	.14#	Form of Stock Option Agreement between NMHC and Non-Employee Directors dated May 4, 2004 for a grant of 20,000 shares of common stock(10)
10	.15#	Form of Stock Option Agreement between NMHC and Senior Management dated December 20, 2004(13)
10	.16#	Form of Stock Option Agreement between NMHC and Non-Employee Directors dated December 21, 2004(13)
10	.17#	Form of Stock Option Agreement between NMHC and Non-Employee Directors(17)
10	.18#	Form of Stock Option Agreement between NMHC and Senior Executive Officers(17)
10	.19#	Form of Severance Agreement and General Release for Senior Executive Officers(17)
10	.20#	Form of Excise Tax Gross-Up Agreement between NMHC and Executive Officers(21)
10	.21#	Form of Indemnification Agreement(19)
10	.22#	Employment Agreement by and between NMHC and Mr. Stuart Diamond, dated December 16, 2005(18)
10	.23#	Agreement by and between NMHC and Mr. Thomas W. Erickson, dated February 23, 2007(24)
10	.24#	Stock Option Agreement by and between NMHC and Mr. Thomas W. Erickson, dated March 12, 2007(25)
10	.25#	Consulting Agreement and Departure Agreement and General Release Agreement between NMHC and Mr. Bill Masters, dated June 4, 2007
10	.26#	Departure Agreement and General Release between NMHC and Mr. Tery Baskin, dated August 1, 2007
10	.27#	Stock Option Agreement dated August 30, 2004 between NMHC and Mr. James F. Smith(11)
10	.28#	Employment Agreement dated August 30, 2004 by and between NMHC and Mr. James F. Smith(11)
10	.29#	Departure Agreement and General Release between NMHC and Mr. James F. Smith, dated August 17, 2007
10	.30#	National Medical Health Card Fiscal Year 2007 Corporate Incentive Plan
10	.31#	Form of Severance Agreement with executive officers
10.32		Support Agreement dated October 30, 2003, by and among NMHC, the Persons listed as stockholders on Schedule A attached thereto, and New Mountain Partners L.P.(7)
10.33		Management Rights Letter dated March 19, 2004, by and between New Mountain Partners, L.P., a Delaware limited partnership and NMHC
10	.34#	Employment Agreement dated June 4, 2001, between NMHC and Mr. Tery Baskin(3)
10	.35#	General Release dated June 28, 2007, between NMHC and Mr. Bill Masters
10	.36#	Stock Option Agreement dated October 27, 2003 between NMHC and Mr. Mark Adkison
10	.37#	Stock Option Agreement dated May 6, 2005 between NMHC and Mr. Robert Kordella
10	.38#	Stock Option Agreement dated October 4, 2004 between NMHC and Mr. Bill Masters(11)
10	.39#	Stock Option Agreement dated September 17, 2004 between NMHC and Mr. Tery Baskin
21.1		List of Subsidiaries
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1		Rule 13a-14(a)/15d-14(a) Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act
31.2		Rule 13a-14(a)/15d-14(a) Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act
32.1		Section 1350 Certification of CEO as adopted by Section 906 of the Sarbanes-Oxley Act
32.2		Section 1350 Certification of CFO as adopted by Section 906 of the Sarbanes-Oxley Act

*	Certain information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

#	Management contract or compensatory plan or arrangement.

+	As directed by Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Denotes document filed as an Exhibit to NMHC’s Registration Statement on Form S-1 (Registration Number: 333-72209) and incorporated herein by reference.

(2)	Denotes document filed as Exhibit C to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on December 21, 2001 and incorporated herein by reference.

(3)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference.

(4)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K for the fiscal year ended June 30, 2003 and incorporated herein by reference.

(5)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K/A Amendment Number 2 for the fiscal year ended June 30, 2003 and incorporated herein by reference.

(6)	Denotes document filed as Annex B to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on February 19, 2004 and incorporated herein by reference.

(7)	Denotes document filed as Annex E to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on February 19, 2004 and incorporated herein by reference.

(8)	Denotes document filed as an Exhibit to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2004 and incorporated herein by reference.

(9)	Denotes document filed as an Exhibit to NMHC’s Form 8-K filed on April 14, 2004 and incorporated herein by reference.

(10)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2004 and incorporated herein by reference.

(11)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(12)	Denotes document filed as Appendix D to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on October 28, 2004 and incorporated herein by reference.

(13)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended December 31, 2004 and incorporated herein by reference.

(14)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 3, 2005 and incorporated herein by reference.

(15)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on March 11, 2005 and incorporated herein by reference.

(16)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on November 14, 2005 and incorporated herein by reference.

(17)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended December 31, 2005 and incorporated herein by reference.

(18)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on January 26, 2006 and incorporated herein by reference.

(19)	Denotes document filed as an exhibit to NMHC’s Form S-8 filed on February 3, 2006 and incorporated herein by reference.

(20)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2006 and incorporated herein by reference.

(21)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on September 22, 2006 and incorporated herein by reference.

(22)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on December 13, 2006 and incorporated herein by reference.

(23)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 20, 2007 and incorporated herein by reference.

(24)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 28, 2007 and incorporated herein by reference.

(25)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL MEDICAL HEALTH CARD
SYSTEMS, INC.
(Registrant)

By	/s/ Thomas W. Erickson
Thomas W. Erickson,
Chairman of the Board, Chief Executive Officer

Date: September 12, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ Thomas W. Erickson Thomas W. Erickson	Chairman of the Board, Chief Executive Officer	Date: September 12, 2007

By /s/ G. Harry Durity G. Harry Durity	Director	Date: September 12, 2007

By /s/ Gerald Angowitz Gerald Angowitz	Director	Date: September 12, 2007

By /s/ Paul J. Konigsberg Paul J. Konigsberg	Director	Date: September 12, 2007

By /s/ Steven B. Klinsky Steven B. Klinsky	Director	Date: September 12, 2007

By /s/ Michael Ajouz Michael Ajouz	Director	Date: September 12, 2007

By /s/ Robert R. Grusky Robert R. Grusky	Director	Date: September 12, 2007

By Daniel B. Hébert	Director	Date: September 12, 2007

By Michael T. Flaherman	Director	Date: September 12, 2007

By /s/ Stuart Diamond Stuart Diamond	Chief Financial Officer, Principal Accounting Officer	Date: September 12, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
National Medical Health Card Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of National Medical Health Card Systems, Inc. and Subsidiaries (the “Company”) as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Medical Health Card Systems, Inc. and Subsidiaries at June 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
September 12, 2007

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2007	2006
	(In thousands, except share data)

ASSETS
Current Assets:
Cash and cash equivalents	$705	$8,410
Restricted cash	19,276	4,845
Accounts receivable, net	62,465	82,365
Rebates receivable	42,417	48,911
Inventory	6,250	5,666
Deferred tax assets	1,913	2,278
Prepaid expenses and other current assets	2,758	2,623

Total current assets	135,784	155,098
Property and equipment, net	14,541	13,653
Intangible assets, net	2,551	3,013
Goodwill	99,414	99,319
Other non-current assets	799	1,070

Total Assets	$253,089	$272,153

LIABILITIES, REDEEMABLE PREFERRED EQUITY AND COMMON STOCKHOLDERS’ EQUITY
Current Liabilities:
Claims payable to pharmacies	$59,508	$88,979
Rebates payable to customers	45,668	60,953
Trade and other payables and accrued expenses	19,804	10,707
Current portion of capital lease obligations	989	16
Customer deposits payable	12,244	1,541
Other current liabilities	954	—

Total current liabilities	139,167	162,196
Capital lease obligations, less current portion	1,486	—
Other non-current liabilities	1,330	829
Deferred tax liabilities	8,780	7,784

Total liabilities	150,763	170,809

Commitments and Contingencies
Redeemable Preferred Equity:
Series A redeemable convertible preferred stock $.10 par value; 15,000,000 shares authorized, 6,956,522 issued and outstanding, aggregate liquidation preference of $111,304,352	76,813	76,338
Common Stockholders’ Equity:
Common Stock, $.001 par value, 35,000,000 shares authorized, 10,158,221 and 9,933,697 shares issued, 5,518,321 and 5,293,797 outstanding, respectively	10	10
Additional paid-in capital	133,120	126,630
Accumulated deficit	(55,738)	(49,755)
Treasury stock at cost, 4,639,900 shares	(51,879)	(51,879)

Total common stockholders’ equity	25,513	25,006

Total Liabilities, Redeemable Preferred Equity and Common Stockholders’ Equity	$253,089	$272,153

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended June 30,
	2007	2006	2005
	(In thousands, except for share data)

Revenue (excludes participant co-payments retained by the pharmacies of $249,526, $321,055 and $280,946, respectively)	$679,081	$862,853	$800,592
Cost of claims (excludes participant co-payments retained by the pharmacies of $249,526, $321,055 and $280,946, respectively)	591,766	771,487	713,883

Gross profit	87,315	91,366	86,709
Selling, general and administrative expenses	87,481	75,852	67,786

Operating (loss) income	(166)	15,514	18,923

Other income (expense):
Interest expense	(516)	(313)	(610)
Interest income	1,912	1,462	311
Other income, net (includes insurance gain of $1,702 in 2005)	60	9	1,788

	1,456	1,158	1,489

Income before provision for income taxes	1,290	16,672	20,412
Provision for income taxes	1,198	7,015	8,031

Net income	$92	$9,657	$12,381

Redeemable convertible preferred stock cash dividends	5,600	5,600	5,600
Accretion of transaction expenses	475	475	475

Net (loss) income available to common stockholders	$(5,983)	$3,582	$6,306

Earnings (loss) per common share:
Basic	$(1.10)	$0.70	$1.39
Diluted	$(1.10)	$0.67	$1.03
Weighted-average number of common shares outstanding:
Basic	5,454	5,143	4,542

Diluted	5,454	5,311	11,984

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

			Additional
	Common Stock		Paid-In	Accumulated	Treasury Stock
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
	(In thousands)

Balances at June 30, 2004	8,970	$9	$104,890	$(59,643)	4,640	$(51,879)	$(6,623)
Accretion of transaction expenses related to preferred stock offering	—	—	—	(475)	—	—	(475)
Exercise of stock options	418	—	4,188	—	—	—	4,188
Shares issued related to outstanding warrants	61	—	—	—	—	—	—
Shares issued related to PPP earnout	13	—	358	—	—	—	358
Payments of redeemable convertible preferred stock cash dividends	—	—	—	(5,600)	—	—	(5,600)
Stock option income tax benefit	—	—	5,625	—	—	—	5,625
Net income	—	—	—	12,381	—	—	12,381

Balances at June 30, 2005	9,462	9	115,061	(53,337)	4,640	(51,879)	9,854
Accretion of transaction expenses related to preferred stock offering	—	—	—	(475)	—	—	(475)
Exercise of stock options	454	1	4,875	—	—	—	4,876
Shares issued related to PPP earnout	18	—	425	—	—	—	425
Payments of redeemable convertible preferred stock cash dividends	—	—	—	(5,600)	—	—	(5,600)
Stock option income tax benefit	—	—	3,029	—	—	—	3,029
Stock-based compensation	—	—	3,240	—	—	—	3,240
Net income	—	—	—	9,657	—	—	9,657

Balances at June 30, 2006	9,934	10	126,630	(49,755)	4,640	(51,879)	25,006
Accretion of transaction expenses related to preferred stock offering	—	—	—	(475)	—	—	(475)
Exercise of stock options	224	—	2,319	—	—	—	2,319
Accrual of redeemable convertible preferred stock cash dividends	—	—	—	(5,600)	—	—	(5,600)
Stock option income tax benefit	—	—	372	—	—	—	372
Stock-based compensation	—	—	3,799	—	—	—	3,799
Net income	—	—	—	92	—	—	92

Balances at June 30, 2007	10,158	$10	$133,120	$(55,738)	4,640	$(51,879)	$25,513

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2007	2006	2005
	(In thousands)

Cash flows from operating activities:
Net income	$92	$9,657	$12,381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,777	7,470	6,300
Stock-based compensation expense	3,799	3,240	—
Amortization of deferred gain	(21)	(49)	(100)
Amortization of deferred financing costs	113	112	167
Loss on disposal of capital assets	—	38	—
Loss on impairment of capital assets	657	—	—
Provision for doubtful accounts	2,080	200	651
Deferred income taxes	1,204	1,587	2,912
Excess tax benefit from exercise of stock options	(221)	(2,255)	—
Changes in assets and liabilities:
Restricted cash	(14,431)	(851)	435
Accounts receivable	17,820	20,564	(27,425)
Rebates receivable	6,494	(8,534)	488
Inventory	(584)	(1,547)	(867)
Due from affiliates	—	31	(13)
Prepaid expenses and other current assets	(135)	1,160	(3,867)
Other non-current assets	158	113	2,694
Claims payable to pharmacies	(29,471)	(27,159)	16,401
Rebates payable to customers	(15,285)	12,995	11,985
Trade and other payables and accrued expenses	8,418	(10,889)	(19,108)
Customer deposits payable	10,703	(1,389)	2,918
Income taxes payable and other current liabilities	1,483	3,284	5,289
Other non-current liabilities	522	(120)	(919)

Net cash provided by operating activities	3,172	7,658	10,322

Cash flows from investing activities:
Capital expenditures	(5,392)	(7,898)	(5,795)
Acquisition of PCN, net of cash required	—	—	3,150
Acquisition of Centrus, net of cash acquired	—	—	(1,000)
Acquisition of Inteq, net of cash acquired	—	116	(139)
Acquisition of PPP, net of cash acquired	(901)	(425)	(358)
Acquisition of MPP	(266)	—	—
Proceeds from sale of capital assets	5	185	—

Net cash used in investing activities	(6,554)	(8,022)	(4,142)

Cash flows from financing activities:
Proceeds from exercise of stock options	2,319	4,876	4,188
Proceeds from revolving credit facility	—	82,625	724,758
Repayments of revolving credit facility	—	(82,625)	(724,811)
Payments of redeemable convertible preferred stock cash dividends	(4,204)	(5,600)	(5,600)
Excess tax benefit from exercise of stock options	221	2,255	—
Deferred financing costs	—	—	(459)
Repayments of debt and capital lease obligations	(2,659)	(29)	(372)

Net cash (used in) provided by financing activities	(4,323)	1,502	(2,296)

Net (decrease) increase in cash and cash equivalents	(7,705)	1,138	3,884
Cash and cash equivalents at beginning of year	8,410	7,272	3,388

Cash and cash equivalents at end of year	$705	$8,410	$7,272

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All in thousands, except share amounts)

1.	BUSINESS AND BASIS OF PRESENTATION

National Medical Health Card Systems, Inc. (the “Company” or “NMHC”) provides comprehensive pharmacy benefit management (“PBM”) services to plan customers, which include managed care organizations, local governments, unions, corporations, health maintenance organizations (“HMO”), employers, workers’ compensation plans, third party health care plan administrators and federal and state government programs through its network of licensed pharmacies throughout the United States. The Company’s PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access and reporting and information analysis. The Company owns a mail service pharmacy (“Mail Service”) and a specialty pharmacy (“Specialty Service”). In addition, the Company is a national provider of drug benefits to its customers under the federal government’s Medicare Part D program.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents.  Cash includes currency on hand and demand deposits with banks or other financial institutions. Cash equivalents of $79 and $487 at June 30, 2007 and 2006, respectively, are comprised of highly liquid overnight investments with an initial maturity date of three months or less from the purchase date. As a result of the Company’s normal payment cycle, cash disbursement accounts carrying negative book balances of $2,667 and $11,015 (representing outstanding checks not yet presented for payment) have been reclassified to claims payables to pharmacies, rebates payable to customers, and trade and other payables and accrued expenses at June 30, 2007 and June 30, 2006, respectively. This reclassification restores balances to cash and current liabilities for liabilities to the Company’s vendors, customers and participants which have not been settled. No overdraft or unsecured short-term loan exists in relation to these negative balances.

Restricted Cash.  Restricted cash balances at June 30, 2007 and 2006 include $19,276 and $4,845, respectively, which are restricted as to their use as related to the maintenance of minimum cash balances in accordance with Ohio statute, contractual terms with customers and other customer restrictions.

In July 2006, the Company received approval from the Centers for Medicare & Medicaid Services (“CMS”) to operate as a national prescription drug plan (“PDP”) sponsor under Part D of the Medicare program through its wholly-owned subsidiary, NMHC Group Solutions Insurance, Inc. (“NMHC Group Solutions”) which commenced on January 1, 2007. As an approved PDP sponsor, NMHC Group Solutions is able to provide the PDP Medicare benefits to both individual enrollees and employer groups wishing to contract indirectly with CMS to offer a PDP to eligible members. In addition, as an approved PDP sponsor, NMHC Group Solutions is able to operate as a risk-bearing entity for individual enrollees and employer groups. Currently, NMHC Group Solutions is acting as a risk-bearing entity only for individual enrollees in its PDP and not employer groups.

In order for NMHC Group Solutions to maintain its risk-bearing licensures and continue to apply for additional licensures in the various states, it must fulfill statutory, capital and surplus requirements. NMHC Group Solutions currently maintains $5,156 in a cash account to fulfill such requirements. NMHC Group Solutions has obtained licensure in its domicile state, Delaware, and in eight additional states to operate as a risk-bearing entity under Medicare Part D. As of June 30, 2007, NMHC Group Solutions had $100 in escrow for the protection of Delaware policyholders and an additional $600 in Delaware accounts set aside to fulfill other state deposit requirements. CMS also requires that NMHC Group Solutions maintain $100 in a restricted escrow account for the benefit of policyholders to comply with insolvency requirements.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NMHC Group Solutions does not intend to continue to provide its PDP to individual enrollees as of January 1, 2008. CMS has acknowledged NMHC Group Solutions intent to provide the PDP Medicare benefits solely to employer groups. In addition, effective January 1, 2008, NMHC Group Solutions will only be providing non-risk bearing Medicare benefits to employer groups that will directly reimburse them for any prescription drug costs. NMHC Group Solutions does not intend to offer its PDP to employer groups in instances where it could be subject to risk. This change in PDP offerings may allow NMHC Group Solutions to decrease the capital and surplus amounts maintained in its restricted cash accounts.

As of June 30, 2007, included in restricted cash is $12,244, which represents deposits from certain customers in order to satisfy liabilities to be incurred by the Company on the customer’s behalf for the adjudication of pharmacy claims.

Accounts Receivable.  Accounts receivable include billed receivables from customers and other payors, including patient accounts receivable. A portion of the Specialty Service business includes reimbursement by payors, such as insurance companies, under a medical benefit, or by Medicare or Medicaid. The gross amount of Specialty Service’s accounts receivable amounted to $2,671 and $2,292 at June 30, 2007 and June 30, 2006, respectively.

Accounts receivable are presented net of an allowance for doubtful accounts and contractual allowances of $2,337 at June 30, 2007 (which includes $52 for Specialty Service) and $2,261 at June 30, 2006. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a variety of factors, including the age of the outstanding receivable and the payor’s collection history. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required.

Rebates.  The Company administers a rebate program through which it receives rebates and administrative fees from pharmaceutical manufacturers. Rebates earned for the administration of this program are recorded as a reduction of cost of claims and the portion of the rebate payable to customers is treated as a reduction of revenue. Rebates receivable include billed and unbilled PBM receivables from pharmaceutical manufacturers. The Company records the gross rebate receivable and the appropriate payable to the customers based on estimates, which are subject to final settlement. The estimates are based upon claims submitted and the Company’s rebate experience, and are adjusted as additional information becomes available. Upon billing the pharmaceutical manufacturer, any differences between the Company’s estimate and the actual amount of the rebate receivable are recorded to cost of claims, net of the estimated impact to the Company’s customers. Currently, some rebates are processed by a third party rebate administrator and the remaining rebates are submitted directly by the Company to the pharmaceutical manufacturers for reimbursement. Subsequent to collections from pharmaceutical manufacturers, the Company generally pays rebates to its customers on a quarterly basis, or as agreed upon with its customers. There are certain instances where the Company pays rebates to its customers on a more accelerated basis.

As of June 30, 2007 and June 30, 2006, total unbilled manufacturer receivables amounted to $24,087 and $23,459, respectively.

Inventory.  Inventory, which is located at the Company’s Mail Service and Specialty Service facilities, is primarily finished goods consisting primarily of prescription drugs and medical supplies. Inventory at the Company’s Mail Service facility is valued at the lower of the weighted average-cost method or market. Inventory at the Company’s Specialty Service facility is valued at the lower of the first-in, first-out (FIFO) cost or market.

Property and Equipment.  Property and equipment is stated at cost, less accumulated depreciation and amortization. Equipment under capital leases is recorded at the present value of the total minimum lease payments. The Company calculates depreciation using the straight-line method for assets with useful lives

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ranging from 3 to 8 years, or with respect to equipment under capital leases and leasehold improvements, the Company amortizes them on a straight-line basis over the shorter of the lease term or the assets’ useful lives.

Internal Use Software.  The Company applies the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Under this SOP, certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software coding that does not add functionality to the existing system, are expensed as incurred. Reductions, if any, in the carrying value of capitalized software development costs to net realizable value are expensed.

During the fiscal years ended June 30, 2007 and 2006, the Company capitalized $4,812 and $3,626, respectively, of software development costs related to internal programming time. Amortization expense of these software development costs was $4,477, $1,454 and $567 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Unamortized capitalized software development costs approximated $6,639 and $6,961 as of June 30, 2007 and 2006, respectively.

Intangible Assets.  Intangible assets of $2,551 and $3,013 at June 30, 2007 and 2006, respectively, primarily reflect the value of client relationships that arose in connection with the Company’s various business acquisitions. These intangible assets are recorded at cost and are reviewed for impairment whenever events, such as losses of significant customers or other changes in circumstances indicate that the carrying amount may not be recoverable. The Company continually assesses the useful lives of the intangible assets, taking into account historical customer turnover experience, including recent losses of customers and expected future losses, to ensure they reflect current circumstances. See Note 4, “Business Acquisitions,” for more information.

Goodwill.  Goodwill of $99,414 and $99,319 at June 30, 2007 and 2006, respectively, represents the excess acquisition costs over the fair value of the net tangible and identifiable intangible assets acquired that has been allocated to goodwill from the Company’s various business acquisitions. The balance as of June 30, 2007 and June 30, 2006 also includes a portion of the excess Ascend purchase price over the net tangible and identifiable assets acquired that has been allocated to goodwill. See Note 4, “Business Acquisitions,” for more information.

The Company tests the goodwill for impairment on an annual basis, or whenever events, such as a protracted decline in the Company’s stock price or other changes in circumstances, indicate that the carrying amount may not be recoverable, using a two-step fair-value based test. The most recent assessment of goodwill impairment for each of the designated reporting units was performed as of June 30, 2007, and the recorded goodwill was determined not to be impaired.

Impairment of Long-Lived Assets.  The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets, including other intangible assets, may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business.

During the fiscal year ended June 30, 2007, certain internal use software projects for which the associated costs had previously been capitalized, were cancelled. As such, the capitalized costs associated with those projects were deemed impaired and their cost of $657 was written off during the fiscal year ended June 30, 2007. The Company classifies this impairment loss within selling, general and administrative expenses of its PBM segment.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer Deposits Payable.  The Company requires deposits from certain customers in order to satisfy liabilities incurred by the Company on the customer’s behalf for the adjudication of pharmacy claims. Customer deposits payable were $12,244 and $1,541 as of June 30, 2007 and 2006, respectively.

Financial Instruments.  The carrying amount of cash, accounts receivable, rebates receivable, claims payable to pharmacies, rebates payable to customers and trade and other payables and accrued expenses approximated fair values as of June 30, 2007 and June 30, 2006 due to the short-term maturities of these instruments.

Concentrations of Risks.  For the fiscal year ended June 30, 2007, 14% of the Company’s revenue was from Mohawk Valley Physicians’ Health Plan, Inc. (“MVP”), a former customer administering multiple plans, which is reported within the PBM segment. For the fiscal years ended June 30, 2006 and 2005, MVP represented 22% and 27% of the Company’s revenue, respectively.

On May 4, 2006, MVP notified the Company of its intention not to renew their contract which expired December 31, 2006.

For the fiscal year ended June 30, 2007 and 2006, 16% and 10%, respectively, of the Company’s revenue was from Boston Medical Center Health Plan, Inc. (“BMC”) another customer, which is reported within the PBM segment. Amounts due from BMC approximated $4,287 as of June 30, 2007. None of the Company’s other customers individually represented more than 10% of Company’s revenue during the fiscal years ended June 30, 2007, 2006 and 2005.

For the fiscal years ended June 30, 2007, 2006, and 2005, no pharmacy chain accounted for more than 10% of the total cost of claims.

The Company may be subject to a concentration of credit risk with certain accounts receivables, which consist of amounts owed by various governmental agencies, insurance companies and private patients. Concentration of credit risk relating to these accounts receivable is limited to some extent by the diversity and number of payors.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash balances deposited in financial institutions which exceed FDIC or SIPC insurance limits. Amounts on deposit with financial institutions, which exceeded the FDIC or SIPC insurance limits at June 30, 2007 and June 30, 2006, were $59,038 and $57,914, respectively.

The Company derives a substantial portion of its Specialty Service segment revenue from the sale of specialty drugs provided by a limited number of single-source biopharmaceutical manufacturers.

Revenue Recognition.  The Company’s revenue primarily consists of sales of prescription drugs, together with any associated administrative fees, to customers and participants, either through the Company’s nationwide network of pharmacies, Mail Service or Specialty Service. The Company enters into a fee for service (per claim charges) arrangement with its customers for the payment of administrative fees. Under the fee for service arrangement, the Company is paid its contractually agreed upon rates by its customers based upon actual claims adjudicated plus a fixed transaction fee. Revenue related to the sales of prescription drugs by the Company’s nationwide network of pharmacies, Mail Service or Specialty Service is recognized when the claims are adjudicated and the prescription drugs are shipped. Claims are adjudicated at the point-of-sale using the Company’s on-line processing system. Co-payment revenue recognized during the fiscal years ended June 30, 2007, 2006 and 2005 was $16,592, $18,423 and $15,134, respectively. To date, Mail Service primarily fills prescriptions for the Company’s customers. Revenue from these intercompany sales is eliminated in consolidation. Specialty Service revenues represent revenues from the sale of primarily biopharmaceutical drugs and are reported at the net amount billed to third party payors, patients and others. For the fiscal year ended June 30, 2007, 54% of revenues from Specialty Service were from prescriptions

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filled for the Company’s customers. Revenue from these intercompany sales was eliminated in consolidation. The remaining 46% of revenues from Specialty Service were recognized at the point of shipment.

Participant co-payments are not recorded as revenue. Under the Company’s customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. As such, the Company does not include participant co-payments to pharmacies in revenue or cost of claims. For the fiscal years ended June 30, 2007, 2006 and 2005, excluded from the Company’s revenue and cost of claims was $249,526, $321,055 and $280,946, (unaudited) respectively, of participant co-payments to pharmacies. If the above amounts were included in the Company’s operating results, its operating income and net income would not have been affected.

The Company evaluates customer contracts using the indicators of Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Gross Revenue as a Principal vs. Net as an Agent,” to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. The Company acts as a principal in most of its transactions with customers and revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with customers, plus the Company’s administrative fees (“Gross Reporting”). Gross reporting is appropriate because the Company (i) has separate contractual relationships with customers and with pharmacies, (ii) is responsible to validate and economically manage a claim through its claims adjudication process, (iii) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (iv) manages the overall prescription drug plan relationship with the patients, who are participants of customers’ plans, and (v) has credit risk for the price due from the customer. There are certain contracts in which the Company recognizes revenue on a net basis. The primary factor that leads to recognizing net revenue on these contracts is that the amount the Company earns is primarily fixed. Whether revenues are recorded on either a gross or net basis, the Company records the gross amount billed in accounts receivable and the related claims payable to pharmacies on its consolidated balance sheet.

The rebates that the Company receives from pharmaceutical manufacturers are recognized when the Company is entitled to them in accordance with the terms of the Company’s arrangements with pharmaceutical manufacturers and its third party rebate administrator, and when the amounts of the rebates are determinable. The Company’s revenue is reduced by the amount of rebates earned by the Company’s customers. For the fiscal years ended June 30, 2007, 2006 and 2005, rebates retained by the Company were $11,090, $18,501 and $18,979, respectively.

Cost of Claims.  The Company’s cost of claims includes the cost of pharmaceuticals dispensed, either directly through Mail Service, Specialty Service or indirectly through its nationwide network of pharmacies. Cost of claims also includes an offsetting credit for rebates earned from pharmaceutical manufacturers.

Earnings per Share.  The Company reports earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share.” Basic EPS are computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock issued and outstanding during the reporting period. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. For the fiscal year ended June 30, 2005, the dilutive effect of outstanding options, and their equivalents, is reflected in diluted EPS by application of the treasury stock method. Under the treasury stock method, the amount the employee or director must pay for exercising the award, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. United States generally accepted accounting principles require all anti-dilutive securities, including convertible preferred stock, to be excluded from the diluted earnings per share calculation. For the fiscal years ended June 30, 2007 and 2006, all of the Company’s redeemable convertible preferred stock issued to New Mountain Partners, L.P. was excluded from the diluted earnings per share calculation because their inclusion would have been anti-

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dilutive. If the Company were to include the assumed conversion of redeemable convertible preferred stock during the fiscal years ended June 30, 2007 and 2006, 6,956,522 equivalent shares of redeemable convertible preferred stock would have been added to the basic weighted average shares outstanding to compute the diluted weighted average shares outstanding.

The following is a reconciliation of the number of weighted average shares used in the basic and diluted EPS calculation:

Year Ended June 30,	2007	2006	2005

Basic	5,454	5,143	4,542
Effect of assumed exercise of employee stock options	—	168	485
Series A preferred stock “as if converted”	—	—	6,957

Diluted	5,454	5,311	11,984

Stock-Based Compensation.  On July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. SFAS 123R supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods subsequent to June 30, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) which provides interpretative guidance in applying the provisions of SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified prospective transition method. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for periods prior to July 1, 2005 have not been restated to reflect, and do not include, the impact of SFAS 123R as the Company did not record stock-based compensation expense related to stock options.

Stock-based compensation expense recognized under SFAS 123R for the fiscal years ended June 30, 2007 and 2006 was $3,799 and $3,240, respectively, which consisted of stock-based compensation expense related to stock options and restricted stock awards.

SFAS 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. Prior to the adoption of SFAS 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, no stock-based compensation expense had been recognized because the exercise price of the Company’s stock options granted to employees and directors at least equaled the fair market value of the underlying stock at the date of grant.

In addition, SFAS 123R requires that the benefits of realized tax deductions in excess of tax benefits on stock-based compensation expense, which amounted to $221 and $2,255 for the fiscal years ended June 30, 2007 and 2006, respectively, be reported as a component of cash flows from financing activities rather than as an operating cash flow, as previously required. In accordance with SAB 107, the Company classifies stock-based compensation within selling, general and administrative expenses to correspond with the line items in which cash compensation paid to employees and directors is recorded.

Stock-based compensation expense recognized in the Company’s consolidated statement of income for the fiscal year ended June 30, 2006 includes compensation expense for stock-based payment awards granted prior to, but not yet vested as of July 1, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. Additionally, the Company’s consolidated statement of income for the

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fiscal year ended June 30, 2007 includes compensation expense for stock-based payment awards granted subsequent to July 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

As stock-based compensation expense recognized in the Company’s consolidated statements of income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position SFAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of stock-based compensation, and to determine the subsequent impact of the APIC pool and consolidated statements of cash flows of the tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123R.

The following table illustrates the proforma effect on net income available to common stockholders and earnings per share for the fiscal year ended June 30, 2005, which reflects results as if the Company had applied the fair value recognition provisions of SFAS 123, using the Black-Scholes model to compute the fair value of stock options granted.

Net income available to common stockholders, as reported	$6,306
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effect applied using the provisions of SFAS 123	(2,436)

Pro forma net income available to common stockholders	$3,870

Pro forma earnings per share:
Basic — as reported	$1.39
Basic — pro forma	$0.85
Diluted — as reported	$1.03
Diluted — pro forma	$0.32

See Note 11, “Stock-Based Compensation Plans and Employee Benefit Plan,” for additional information concerning the Company’s stock-based compensation plans.

Income Taxes.  The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recorded based on temporary differences between the financial statement basis and the tax basis of assets and liabilities using presently enacted tax rates.

Use of Estimates.  The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as accruals for rebates receivable and payable, depreciable/useful lives, allowance for doubtful accounts, testing for impairment of goodwill and long-lived assets, stock-based compensation, income taxes, amounts recorded for contingencies and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Recent Accounting Pronouncements.  In June 2006, the FASB issued FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with

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SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the fiscal year. In May 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48, an amendment of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes” (“FSP No. FIN 48-1”). FSP No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements when it becomes effective in fiscal year 2008 and are unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”) to provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Under SAB No. 108, companies should evaluate a misstatement based on its impact on the current year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years existing in the current year’s ending balance sheet. The Company adopted the provisions of SAB No. 108 during the fiscal year ended June 30, 2007. The Company’s adoption of SAB No. 108 during the fiscal year ended June 30, 2007 did not have a material impact on its consolidated financial statements.

Operating Segments.  In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has two reportable segments, PBM and Specialty Service. See Note 10, “Segment Reporting,” for more information. Both the PBM and Specialty Service segments operate in the United States and several of its territories.

Reclassifications.  Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	NEW MOUNTAIN TRANSACTION

The Company entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the “purchase agreement”). Pursuant to the purchase agreement, the Company agreed, subject to various conditions, to issue to New Mountain Partners a total of 6,956,522 shares of series A redeemable convertible preferred stock (the “series A preferred stock”) at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, the Company completed the sale of the series A preferred stock to New Mountain Partners and used approximately $49,000 of the proceeds of the sale of the series A preferred stock to purchase, pursuant to a tender offer, 4,448,900 shares of the Company’s outstanding common stock at $11.00 per share (collectively, the “New Mountain Transaction”). Prior to the closing of the New Mountain Transaction, Bert E. Brodsky, the former chairman of the board of directors, and certain stockholders related to him, held (assuming the exercise of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options and warrants to acquire 330,000 shares of the Company’s common stock held by Mr. Brodsky, which occurred in April 2004), in the aggregate, approximately 59% of the Company’s outstanding common stock and had agreed to tender 4,448,900 shares, or approximately 54% of the Company’s outstanding common stock, held by them, into the tender offer. No other stockholders tendered shares in the offer.

Following the completion of the tender offer, and the exercise of the options and warrants held by Mr. Brodsky, which occurred in April 2004, New Mountain Partners owned securities at March 19, 2004 that were initially convertible into approximately 64% of the Company’s issued and outstanding common stock and prior to conversion of the series A preferred stock were entitled to cast that number of votes that is equal to approximately 60% of the Company’s aggregate voting power. Following the closing of the New Mountain Transaction, New Mountain Partners was entitled to and did nominate and elect 60% of the members of the Company’s board of directors.

The Company used the remaining proceeds from the issuance and sale of the series A preferred stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the Inteq acquisition described in Note 4 — “Business Acquisitions” and for working capital purposes.

The series A preferred stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. The series A preferred stock is convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of 6,956,522 shares of the Company’s common stock.

After March 19, 2008, if the Company’s common stock is trading at or above a stated level, and subject to the satisfaction of other conditions, the Company may, at its option, redeem shares of the series A preferred stock at a price equal to its reported value on the Company’s consolidated balance sheet plus all unpaid dividends, whether or not declared. After March 19, 2011, the Company may, at its option, redeem shares of series A preferred stock at a price equal to $11.50 per share plus all unpaid dividends, whether or not declared. After March 19, 2014, each holder of shares of series A preferred stock may require the Company to redeem all or a part of that holder’s shares of series A preferred stock at price equal to $11.50 per share plus all unpaid dividends, whether or not declared.

Subject to certain conditions, the liquidation value of the series A preferred stock is the greater of $11.50 per share plus all unpaid dividends, whether or not declared, or the amount that would be payable to a holder of the series A preferred stock if the series A preferred stock was converted into common stock immediately prior to the liquidation.

Upon the closing of the New Mountain Transaction, the Company recorded a non-recurring, non-cash charge to net income available to holders of the Company’s common stock for a beneficial conversion feature related to the series A preferred stock, which is convertible into the Company’s common stock at $11.50 per share. Such non-cash charge reflects the difference between the fair market value of the Company’s common stock on the date of the closing of the New Mountain Transaction ($24.00 per share as of March 19, 2004) and the effective conversion price of $11.29 (after deducting the closing payment of $1,450 payable to New Mountain Partners) multiplied by 6,956,522, the number of shares of the Company’s common stock into which the series A preferred stock held by New Mountain Partners is convertible. The maximum amount of the beneficial conversion feature was limited to $80,000, which was the purchase price of the series A preferred stock.

4.	BUSINESS ACQUISITIONS

Maintenance Prescriptions Programs, Inc.  In July 2006, the Company entered into an Asset Purchase Agreement with Maintenance Prescriptions Programs, Inc., a New York corporation, and certain other owners named therein (collectively “MPP”), pursuant to which the Company agreed to acquire a customer contract from MPP relating to their mail service business. The aggregate purchase price of the acquired asset was

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$355. The Company has paid the former owners of MPP $266 out of the Company’s working capital with the remainder of the purchase price due by July 31, 2008. The purchase price for this contract was allocated to intangible assets and is being amortized over three (3) years.

Pharmaceutical Care Network.  On March 7, 2005, the Company acquired all of the outstanding stock of Pharmaceutical Care Network (“PCN”), a California corporation, from the California Pharmacists Association (“CPhA”). PCN provides customary PBM services to corporations, HMO’s, insurance companies, third party administrators and union trusts. The aggregate purchase price of PCN was $13,000. In addition, the Company agreed to pay earnouts to CPhA, as additional purchase price, up to $30,000 over a three-year period if certain financial and performance targets are achieved. As of June 30, 2007, the financial and performance targets have not been achieved. The funds for the payment of the purchase price in connection with the PCN acquisition were obtained out of the Company’s working capital and JPMorgan credit facility. See Note 8, “Line of Credit” for more information.

In addition to the $13,000 purchase price for the acquisition of PCN, there was $561 of acquisition related expenses incurred by the Company. Of the $13,000, $10,500 was paid to CPhA and certain of PCN’s current and former employees who participated in its Long Term Incentive Plan, and $2,500 was deposited into escrow to secure CPhA’s obligations under the purchase agreement. All escrow amounts securing CPhA’s obligations under the purchase agreement were released in accordance with the terms of the purchase agreement. At the time of the acquisition, PCN had approximately $30,942 of assets which included $16,711 of cash, $2,734 of restricted cash, $3,204 of accounts receivable, $6,090 of rebates receivable, $1,139 of other assets and $1,064 of property and equipment. They also had approximately $27,040 of liabilities which included $26,848 of claims and accounts payable, $97 of other current liabilities and $95 of other long-term liabilities. As a result of the PCN acquisition, $2,842 of severance and exit costs were accrued with $1,213 recorded as a deferred tax asset and $1,629 recorded as additional goodwill. Of this amount, $1,349 was paid as of June 30, 2007 and $332 was offset against goodwill as various employees did not satisfy conditions to receive their originally designated severance package. The acquisition was accounted for under the purchase method of accounting and the results of PCN’s operations were included in the consolidated financial statements commencing as of the closing date of the PCN acquisition. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $12,053, and consisted of the following components: “know how” and computer software valued at $870 which are being amortized over ten (10) years; customer relationships valued at $380 which are being amortized over ten (10) years; and goodwill of $10,803. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill is not being amortized.

PCN’s operating results from March 7, 2005, the date of acquisition, through June 30, 2005, are included in the accompanying consolidated financial statements. The unaudited pro forma results of operations of the Company and PCN, assuming the PCN acquisition had occurred as of the beginning of the fiscal year presented, would have been as follows:

Year Ended
June 30, 2005

Revenue	$855,624
Net income	$10,901
Net income available to common stockholders	$4,826
Net earnings per common share:
Basic	$1.06
Diluted	$0.91
Pro forma weighted-average number of common shares outstanding:
Basic	4,542
Diluted	11,983

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The pro forma financial information above is presented for information purposes only. The pro forma adjusted net income per common share, including acquisitions, may not be indicative of actual results, primarily because pro forma earnings include historical results of operations of the acquired entity and do not reflect any cost savings or potential sales erosion that may result or may have resulted from the Company’s integration efforts.

Inteq.  On April 1, 2004, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Inteq PBM, LP, a Texas limited partnership, The INTEQ-RX Group, LLP and certain other owners named therein (together with The INTEQ-RX Group, LLP, “Inteq”), pursuant to which the Company agreed to acquire certain assets of Inteq relating to their PBM business. The aggregate purchase price of Inteq was $31,500. In addition, the Company had agreed to pay earnouts to Inteq, as additional purchase price, up to $4,200 over a one-year period if certain financial and performance targets were achieved during the one-year period following the closing. The Agreement required that the Company deposit $3,000 into escrow to cover the potential earnout payments to Inteq. Of this amount, $1,024 of additional consideration was earned and released from escrow, with the balance of $1,976 being returned to the Company. Funds for the Inteq acquisition were obtained out of proceeds from the New Mountain Transaction and the JPMorgan credit facility. See Note 3, “New Mountain Transaction” and Note 8, “Line of Credit” for more information.

The purchase price for the acquired assets of Inteq was $31,500 of which $29,640 was paid in cash at closing and $1,860 was paid in the form of a promissory note. In addition, there was $702 of acquisition related expenses incurred by the Company. Of the $29,640, $24,900 was paid to Inteq and $4,740 was deposited into escrow to secure Inteq’s indemnity obligations under the Agreement. The Company did not seek any indemnifications against Inteq and therefore released the $4,740 of escrow according to the terms of the Agreement.

At the time of the acquisition, Inteq had approximately $14,200 of assets, which included $4,134 of cash, $7,938 of accounts receivable, $2,041 of rebates receivable, $47 of other assets and $40 of property and equipment. They also had approximately $11,151 of liabilities, which included $11,138 of claims and accounts payable and $13 of miscellaneous payables. The acquisition was accounted for under the purchase method of accounting and the results of Inteq’s operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $29,153, and consisted of the following components: customer relationships valued at $1,800 which are being amortized over ten (10) years; and goodwill of $27,353. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill is not being amortized.

Ascend.  On July 31, 2003, the Company entered into a Stock Purchase Agreement with Portland Professional Pharmacy (“PPRX”), Portland Professional Pharmacy Associates (“PRXA”, and together with PPRX, “Specialty”, “Specialty Service”, “PPP” or “Ascend”) and the individual shareholders (the “PPP Shareholders”) to purchase all of the shares of PPP for $3,150. PPP provides specialty-pharmacy services in a broad range of areas, including women’s health, pediatric care, men’s health and transplant. Funds for the PPP acquisition were supplied by the Company’s JPMorgan credit facility. See Note 8, “Line of Credit” for more information. The Company has positioned PPP as a preferred provider with PPP’s target markets while focusing on the extension of their specialty services to the Company’s PBM division. In addition, the Company agreed to pay earnouts to the PPP Shareholders, as additional purchase price, up to $7,000 over a three-year period if the PPP business achieved certain financial targets. At the Company’s sole discretion, as much as 50% of the $7,000 could be paid in the form of the Company’s common stock. For the first year ended July 31, 2004, $716 was earned and was settled on September 15, 2004. Of this amount, $358 was paid in cash and $358 was paid in the form of the Company’s common stock (12,650 shares at $28.30 per share). For the second year ended July 31, 2005, $850 was earned and was settled on September 15, 2005. Of this amount, $425 was paid in cash and $425 was paid in the form of the Company’s common stock (17,127 shares at $24.84 per share). For the third year ended July 31, 2006, $931 was earned and was settled on September 30,

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2006. Of this amount, $901 was paid in cash and $30 offset various legal fees paid by the Company on behalf of the former PPP Shareholders.

In addition to the $3,150 purchase price for PPP, there was $77 of acquisition related expenses incurred by the Company. At the time of the acquisition, PPP had approximately $1,664 of assets which included $177 of cash, $889 of accounts receivable, $539 of inventory, and $59 of property and equipment. PPP also had approximately $1,423 of liabilities, which included $609 of bank debt, which was paid off at closing and $814 of miscellaneous payables. The acquisition was accounted for under the purchase method of accounting and the results of PPP’s operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $2,986, and consisted of the following components: (i) customer relationships valued at $295 which are being amortized over seven (7) years; (ii) employment and non-compete agreements valued at $100 each which are being amortized over four (4) years; (iii) the Portland Professional Pharmacy trade name valued at $100 which is being amortized over four (4) years; and (iv) goodwill of $2,391. From the date of acquisition through June 30, 2007, goodwill has increased by $2,497, which represents the cumulative amount of earnouts earned by PPP. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill is not being amortized. For tax purposes the Company has made an election which will allow it to amortize the goodwill and other intangibles over fifteen years.

5.	PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

			Estimated
June 30,	2007	2006	Useful Life

Equipment	$9,830	$9,687	3 to 5 years
Software	30,305	25,906	3 to 5 years
Leasehold improvements	5,352	5,269	Term of lease
Equipment acquired under capital leases	4,002	122	Term of lease
Software acquired under capital leases	521	—	Term of lease

	50,010	40,984
Accumulated depreciation and amortization	35,469	27,331

	$14,541	$13,653

Accumulated depreciation on equipment and software acquired under capital lease obligations was $2,025 and $109 as of June 30, 2007 and 2006, respectively.

Depreciation and amortization expense on property and equipment, including equipment and software acquired under capital leases, for the fiscal years ended June 30, 2007, 2006 and 2005 was $8,960, $6,482 and $5,264, respectively.

6.	COMMITMENTS AND CONTINGENCIES

The Company leases office and warehouse space throughout the United States under various operating leases. The Company also leases pill dispensing and counting devices for use in Mail Service, as well as computer equipment for use in its various offices. Rental expense, including utilities, was $2,807, $3,070 and

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$2,858 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. The future minimum aggregate rental commitments under noncancelable operating leases, excluding renewal options, are as follows:

Year Ending June 30,

2008	$3,295
2009	2,257
2010	1,396
2011	870
2012	693
Thereafter	1,314

$9,825

In addition, the Company rented two houses from Living In Style, LLC, an entity partially owned by a former executive officer of the Company and a former Chairman of the Board, which were used for out-of-town employees. Pursuant to leases dated May 1, 2002 which expired April 30, 2007, the Company paid an aggregate of $128, $147 and $140 in rent for these two facilities during the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Upon their expiration, the Company did not renew the lease for these two houses.

The Company is currently involved in various legal proceedings and other disputes with third parties that arise from time to time in the ordinary course of business. The Company has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company’s recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management’s strategy with regard to the settlement of such claims or defense against such claims.

The Company has an agreement with an unrelated third party that may be risk-bearing in nature. As of June 30, 2007, the Company has not done any business in relation to this agreement.

7.	GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s goodwill and other intangible assets:

	PBM(1)	Specialty(2)	Total

Goodwill:
Balance as of June 30, 2006	$94,526	$4,793	$99,319
Specialty additional consideration earned	—	95	95

Balance as of June 30, 2007	$94,526	$4,888	$99,414

	June 30, 2007			June 30, 2006
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Intangible assets:
PBM(1)	$7,034	$4,619	$2,415	$6,679	$3,919	$2,760
Specialty(2)	595	459	136	595	342	253

Total	$7,629	$5,078	$2,551	$7,274	$4,261	$3,013

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Primarily comprised of the excess acquisition costs over the fair value of the net tangible and identifiable assets acquired by the Company, which has been allocated to goodwill and intangible assets. The goodwill also includes any earnouts earned in conjunction with the acquisitions. The intangible assets consist primarily of customer relationships. See Note 4, “Business Acquisitions” for more information.

(2)	Represents the Specialty Service segment primarily reflecting the excess of the Ascend purchase price over the net tangible and identifiable assets acquired, which has been allocated to goodwill and intangible assets. The goodwill also includes any earnouts earned in conjunction with the acquisition. The change in goodwill from June 30, 2006 to June 30, 2007 is the result of final adjustments to the earnout in connection with the Ascend acquisition. The intangible assets consist primarily of customer relationships and employment agreements. See Note 4, “Business Acquisitions” for more information.

The weighted average useful life of all intangible assets subject to amortization is approximately 80 months for PBM acquired intangible assets and approximately 35 months for the Specialty Service acquired intangible assets. Amortization expense of intangible assets was $816, $988 and $1,037 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

As of June 30, 2007, $82,021 of the Company’s goodwill is deductible for income tax purposes on a straight-line basis over 15 years.

Future amortization expense for intangible assets existing at June 30, 2007 is expected to be as follows during the next five fiscal years: 2008 — $471; 2009 — $466; 2010 — $357; 2011 — $309; and 2012 — $305.

8.	LINE OF CREDIT

On January 28, 2005, the Company and certain of its subsidiaries entered into a five-year $65,000 line of credit with a syndicate of commercial banks led by JPMorgan Chase Bank, N.A. (“JPMorgan”). Subject to certain conditions including the consent of the existing lenders, the line of credit (the “credit facility”) may be increased by an aggregate of $35,000.

Depending on the timing and dollar amount of each loan request, the Company will either borrow at a spread above LIBOR, the overnight Federal Funds rate or JPMorgan’s prime rate. The initial spread was 1.75% for LIBOR and Federal Funds loans and 0.75% for prime rate loans. As of June 30, 2007, the spread was 1.50% for LIBOR and Federal Funds loans and 0.50% for prime rate loans. In addition, the Company incurs a fee on the unutilized portion of its line of credit. As of June 30, 2007, this fee, as defined in the credit facility, was 0.375%.

The credit facility is secured by the Company’s consolidated assets. The credit facility requires the Company to be in compliance with financial and other covenants. The three defined financial covenants include: consolidated net worth; consolidated fixed charge ratio; and consolidated debt to EBITDA ratio. The Company was in compliance with all covenants as set forth in the credit facility as of June 30, 2007. Although the Company has a $65,000 revolving credit facility, it currently cannot borrow the full amount under this credit facility and it may be limited, or unable, to borrow under this credit facility in the future. As of June 30, 2007, the Company was able to borrow approximately $39,000 under the credit facility. If the Company is in compliance with the consolidated fixed charge ratio, it can then borrow up to 2.5 times the Company’s consolidated EBITDA for the preceding twelve months less consolidated debt, as defined in the credit facility.

As of and for the fiscal year ended June 30, 2007, the Company had no outstanding borrowings under its line of credit.

The Company has a $250 irrevocable letter of credit which the Company has granted in favor of one of its customers to secure any indemnity obligations that may arise during the term of the customer agreement.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The irrevocable letter of credit is cancellable upon the termination of the customer agreement. As of June 30, 2007, no amounts were drawn down under this letter of credit.

9.	CAPITAL LEASE OBLIGATIONS

The Company leases office equipment and computer software under various capital leases. As a result, the present value of the remaining future minimum lease payments is recorded as a capitalized lease asset and related capital lease obligation in the accompanying consolidated balance sheet. The future minimum capital lease payments are as follows:

Year Ending June 30,

2008	$1,075
2009	823
2010	613
2011	91
2012	34

Total minimum lease payments	2,636
Amount representing interest	(161)

Present value of net minimum lease payments	2,475
Current portion	(989)

Total long-term portion	$1,486

10.	SEGMENT REPORTING

As of June 30, 2007, the Company has two reportable segments, PBM and Specialty Service. The PBM segment includes the sale of traditional prescription drugs to the Company’s customers and their participants, either through the Company’s nationwide network of pharmacies or the Company’s Mail Service pharmacy. The Specialty Service segment includes the sale of higher margin specialty pharmacy products and services for the treatment of chronic and potentially life-threatening diseases.

The chief operating decision maker assesses the Company’s performance of its operating segments through their gross profit, defined as segment revenue less segment cost of claims. Selling, general and administrative expenses are reported as corporate expenses. In addition, interest and other income and interest expense are reported within the corporate category.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present selected financial information about the Company’s reportable segments.

		Specialty	Intersegment
Year Ended June 30, 2007	PBM	Pharmacy	Elimination	Corporate	Total

Revenue	$653,485	$56,027	$(30,431)	$—	$679,081
Cost of claims	569,390	48,987	(26,611)	—	591,766

Gross profit	84,095	7,040	(3,820)	—	87,315
Selling, general and administrative expenses	—	—	—	87,481	87,481
Interest and other income	—	—	—	1,972	1,972
Interest expense	—	—	—	(516)	(516)

Income before provision for income taxes	—	—	—	—	1,290
Provision for income taxes	—	—	—	—	1,198

Net income	—	—	—	—	$92

Total identifiable assets	$243,657	$97,530	$(88,098)	—	$253,089

		Specialty	Intersegment
Year Ended June 30, 2006	PBM	Pharmacy	Elimination	Corporate	Total

Revenue	$839,991	$44,180	$(21,318)	$—	$862,853
Cost of claims	751,677	38,505	(18,695)	—	771,487

Gross profit	88,314	5,675	(2,623)	—	91,366
Selling, general and administrative expenses	—	—	—	75,852	75,852
Interest and other income	—	—	—	1,471	1,471
Interest expense	—	—	—	(313)	(313)
Income before provision for income taxes	—	—	—	—	16,672

Provision for income taxes	—	—	—	—	7,015

Net income	—	—	—	—	$9,657

Total identifiable assets	$263,274	$40,717	$(31,838)	—	$272,153

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Specialty	Intersegment
Year Ended June 30, 2005	PBM	Pharmacy	Elimination	Corporate	Total

Revenue	$781,360	$28,898	$(9,666)	$—	$800,592
Cost of claims	697,528	24,647	(8,292)	—	713,883

Gross profit	83,832	4,251	(1,374)	—	86,709
Selling, general and administrative expenses	—	—	—	67,786	67,786
Interest and other income	—	—	—	2,099	2,099
Interest expense	—	—	—	(610)	(610)

Income before provision for income taxes	—	—	—	—	20,412
Provision for income taxes	—	—	—	—	8,031

Net income	—	—	—	—	$12,381

Total identifiable assets	$276,235	$8,721	$(1,025)	—	$283,931

11.	STOCK-BASED COMPENSATION PLANS AND EMPLOYEE BENEFIT PLAN

Employee Stock Option Plan

The Company grants stock options under the 1999 Stock Option Plan, as amended (the “Plan”). Stock option grants are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of stock option grants are based on competitive practices, operating results of the Company, and government regulations.

The maximum number of shares of common stock issuable over the term of the Plan is limited to 4,850,000 shares plus an indeterminable number of shares of common stock issuable upon the exercise of “reload options.” There are no options outstanding that contain the “reload” provision. The Plan permits the granting of stock options, stock grants, stock units and stock appreciation rights to employees (including employee directors and officers) and consultants of the Company and its subsidiaries and affiliates, and non-employee directors of the Company. Options granted under the Plan have an exercise price of at least 100% of the fair market value of the underlying stock, or 110% in the case of an individual who owns more than 10% of the combined voting power of all classes of stock of the Company on the grant date. Options granted under the Plan generally vest over a three or four year period. As of June 30, 2007, there are 1,115,107 options issuable under the Plan.

Upon adoption of SFAS 123R, the Company changed its method of valuation for share-based awards granted to a lattice-binomial option-pricing model (“lattice-binomial model”) from the Black-Scholes option-pricing model (“Black-Scholes model”) which was previously used for the Company’s pro forma information required under SFAS 123. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the expected life of the awards, and actual and projected stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s stock options. Although the fair value of stock options is determined in accordance with SFAS 123R and SAB 107

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The weighted-average fair value of stock options granted during the fiscal years ended June 30, 2007, 2006 and 2005 was $8.00, $16.78 and $16.26, respectively. The weighted-average assumptions utilized for stock options granted during the fiscal years presented below are as follows:

Year Ended June 30,	2007	2006	2005

Expected dividend yield	—	—	—
Risk-free interest rate	4.9%	5.1%	3.4%-4.4%
Expected volatility	49.7%-58.2%	54.0%-69.5%	70.8%-74.4%
Expected life (years)	5.5	5.5 - 7.0	6.9
Post-vesting terminations	1.0%	1.0%	—
Sub-optimal exercise factor	3.8	4.0	—

Summarized information related to stock option activity is as follows:

			Weighted-
			Average
			Remaining	Aggregate
	Number of	Weighted-Average	Contractual	Intrinsic
	Options	Exercise Price	Term (In Years)	Value

Outstanding at June 30, 2006	1,510,556	$22.60
Cancelled/forfeited	(522,436)	22.64
Granted	380,540	14.27
Exercised	(224,524)	10.33

Outstanding at June 30, 2007	1,144,136	$22.22	6.22	$1,204

Exercisable at June 30, 2007	484,477	$23.34	4.41	$648

The total intrinsic value of options exercised during the fiscal years ended June 30, 2007, 2006 and 2005 was $1,273, $1,389 and $6,078, respectively. The total fair value of shares vested during the fiscal years ended June 30, 2007, 2006 and 2005 was $4,332, $2,552 and $2,242, respectively. The Company expects the majority of outstanding nonvested options to vest. The total number of in-the-money options exercisable as of June 30, 2007 was 120,251.

Nonvested stock option activity for the fiscal year ended June 30, 2007 is as follows:

		Weighted-Average
	Number of	Grant Date Fair
	Options	Value

Nonvested at June 30, 2006	1,036,724	$16.27
Granted	380,540	8.00
Vested	(285,192)	15.19
Cancelled/forfeited	(472,413)	14.33

Nonvested at June 30, 2007	659,659	$11.60

As of June 30, 2007, there was $4,943 of total unrecognized compensation related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of 32 months.

Pursuant to an agreement dated February 23, 2007 (“Chairman Agreement”), Thomas W. Erickson was appointed the Company’s Chairman of the Board of Directors. On March 12, 2007, the Company granted Thomas W. Erickson an option to acquire 100,000 shares of the Company’s common stock with an exercise

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price of $14.02 per share (the closing price of the Company’s common stock on March 12, 2007). Except as specifically provided for in the stock option agreement, the option vests and becomes exercisable upon the satisfaction of the following two conditions: (i) Thomas W. Erickson shall have been a director of the Company through at least February 23, 2008 (the “First Anniversary”) or Thomas W. Erickson shall have resigned at the request of the Board of Directors or have been involuntarily terminated on or prior to the First Anniversary and (ii) a change in control (as defined in the Chairman Agreement) shall have occurred. The option immediately vests upon a change in control prior to the First Anniversary. The option expires on the tenth anniversary of the stock option agreement. This option has both service and performance conditions as defined in SFAS 123R. In accordance with the provisions of SFAS 123R, recognition of stock compensation expense will be deferred until when/or if a change of control is consummated.

Restricted Stock Grant Plan

In October 2004, the Company’s board of directors approved the adoption of the Company’s Amended and Restated 2000 Restricted Stock Grant Plan (the “Stock Grant Plan”), under which 700,000 shares of the Company’s common stock have been reserved for issuance. The Stock Grant Plan provides for the issuance of shares of restricted stock or restricted stock units that are subject to both standard restrictions on the sale or transfer of such shares and/or restrictions that the Company’s board of directors may impose, such as restrictions relating to length of service, corporate performance or other restrictions. All restricted stock and restricted stock unit awards are settled in shares of the Company’s common stock. No restricted stock units have been granted under the Stock Grant Plan.

All restricted stock awards issued under the Stock Grant Plan are valued at the closing market value of the Company’s common stock on the date of grant. The fair value of the restricted stock award is expensed on a straight-line basis over the requisite service period. During the fiscal years ended June 30, 2007 and 2006, stock-based compensation expense related to restricted stock awards was $55 and $84, respectively.

Summarized information related to restricted stock awards is as follows:

		Weighted Average	Aggregate
		Grant Date	Intrinsic
	Shares	Fair Value	Value

Outstanding at June 30, 2006	20,400	$26.99
Granted	61,330	15.02
Vested	—	—
Cancelled/forfeited	(39,190)	21.62

Outstanding at June 30, 2007	42,540	$19.75	$840

The weighted-average fair value of restricted stock awards granted during the fiscal years ended June 30, 2007 and 2006 was $15.02 and $26.99, respectively. Restricted stock was not granted during the fiscal year ended June 30, 2005. As of June 30, 2007, no restricted stock awards were converted into shares of the Company’s common stock.

As of June 30, 2007, there was $573 of total unrecognized compensation related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 40 months. During the fiscal years ended June 30, 2007 and 2006, no restricted stock awards vested. The Company expects the majority of the nonvested restricted stock awards to vest.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee 401(k) Plan

The Company sponsors the National Medical Health Card Systems, Inc. 401K Employee Savings Plan (the “Plan”) to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees.

Employees can contribute up to 60% of their annual compensation to the Plan. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches employee contributions up to 100% of the first 2.5% of eligible earnings that are contributed by employees. All matching contributions vest over a five-year period. The Company’s matching contributions to the Plan totaled $460, $491 and $350 during the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

In addition, the Plan provides for discretionary contributions as determined by the Company. There were no discretionary contributions made during fiscal 2007, 2006 or 2005.

12.	RELATED PARTY TRANSACTIONS

The Company received certain services from a former Chairman of the Board, James Bigl, pursuant to a consulting agreement signed at the end of his employment with the Company. James Bigl resigned as Chairman of the Board on March 13, 2006 but the consulting agreement continued until August 31, 2006. During the fiscal years ended June 30, 2007, 2006 and 2005, $21, $125 and $125 were paid under this agreement, respectively. During the fiscal year ended June 30, 2007, the Company also paid $5 of legal fees on behalf of James Bigl.

The Company had historically entered into various verbal and written agreements with Sandata Technologies, Inc. (“Sandata”) and its wholly owned subsidiaries. Bert E. Brodsky, a former Chairman of the Board of the Company, is a principal stockholder of Sandata. Sandata provides computerized data processing services and custom software and programming services.

For the fiscal year ended June 30, 2005, certain general, administrative and other expenses reflected in the consolidated financial statements include allocations of certain corporate expenses from affiliates which take into consideration personnel, estimates of the time spent to provide services or other appropriate bases. These allocations include services and expenses for information systems maintenance, financial consulting, employee benefits administration, legal communications and other miscellaneous services.

Management believes the foregoing allocations were made on a reasonable basis. Although these allocations do not necessarily represent the costs which would have been or may be incurred by the Company on a stand-alone basis, management believes that any variance in costs would not be material.

General and administrative expenses related to transactions with affiliates included in the Company’s consolidated statements of income are:

Year Ended June 30,	2007	2006	2005

Management and consulting fees(a)	$21	$125	$171
Administrative, accounting services and supplies(b)	5	—	198
Rent and utilities(c)	128	147	961

	$154	$272	$1,330

(a)	The Company incurred fees to certain other affiliated companies for various management and consulting services.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	A company affiliated by common ownership provided the Company with various administrative, legal and accounting services.

(c)	See Note 6, “Commitments and Contingencies”, for additional information regarding leases with related parties. For fiscal 2007, 2006 and 2005, the Company leased its corporate headquarters from an affiliate of Bert E. Brodsky, the Company’s former Chairman of the Board.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Year Ended June 30,	2007	2006	2005

Cash paid:
Interest	$270	$403	$567
Income taxes	$450	$1,099	$2,825

During the fiscal year ended June 30, 2007, the Company financed $89 for the acquisition of MPP through its trade payables. In addition, as of June 30, 2007, the Company financed $5,118 of capital expenditures through capital lease obligations. On July 3, 2007, the Company paid $1,396 of dividends on the series A preferred stock for the quarter ended June 30, 2007.

14.	INCOME TAXES

The Company’s provision (benefit) for federal and state income taxes consists of the following:

Year Ended June 30,	2007	2006	2005

Current:
Federal	$104	$4,474	$4,237
State	(110)	954	882

	(6)	5,428	5,119

Deferred:
Federal	1,140	1,272	1,704
State	64	315	1,208

	1,204	1,587	2,912

Total	$1,198	$7,015	$8,031

The net tax benefits from stock options was $372, $3,029 and $5,625 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively, and was reflected as an increase to additional paid-in capital in the Company’s consolidated statement of stockholders’ equity.

Differences between the federal statutory rate and the Company’s effective tax rate are as follows:

Year Ended June 30,	2007	2006	2005

Federal statutory rate	34.0%	34.0%	34.0%
Stock-based compensation	45.9	3.5	—
State taxes — net of federal tax benefit	(8.2)	5.8	5.3
Permanent differences	7.6	0.5	0.6
Adjustment for prior year taxes	13.6	—	—
Other, net	—	(1.7)	(0.6)

Effective tax rate	92.9%	42.1%	39.3%

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s effective tax rate increased to 92.9% for the fiscal year ended June 30, 2007 as compared to 42.1% for the fiscal year ended June 30, 2006. The increase in the effective tax rate primarily resulted from lower pre-tax income combined with the effects of expensing stock options in accordance with SFAS 123R, offset by a $439 reversal of a prior state tax reserve as the related statute of limitations expired during the fiscal year ended June 30, 2007.

The tax effects of temporary differences which give rise to significant portions of deferred tax assets and liabilities at June 30, 2007 and 2006 are as follows:

June 30,	2007	2006

Allowance for doubtful accounts	$898	$833
Management severance accrual	482	—
Vacation expense accrual	193	134
Acquisition related severance and restructuring	109	448
Accrued liabilities	231	863

Net deferred tax assets	$1,913	$2,278

June 30,	2007	2006

Stock-based compensation	$1,318	$518
NOL carryforwards	362	612
Excess tax depreciation	(2,310)	(2,430)
Excess tax amortization	(8,624)	(6,612)
Accrued liabilities	474	128

Net deferred tax liabilities	$8,780	$7,784

Under SFAS No. 109, “Accounting for Income Taxes”, the Company is required to record a valuation allowance against a deferred tax asset for the future tax benefits of tax loss and tax credit carryforwards, as well as for other temporary differences, if it is more likely than not that the Company will not be able to utilize the deferred tax asset to offset future taxes. The Company evaluates the realizability of the deferred tax assets and the need for a valuation allowance on a quarterly basis. As of June 30, 2007, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets and that a valuation allowance against its deferred tax assets is not necessary.

As of June 30, 2007, the Company had net operating loss carryforwards for state and federal income tax purposes of $10,736, varying amounts of which will expire in subsequent years through 2027.

15.	MANAGEMENT CHANGES

In May 2007, the Company took steps to execute a series of management changes which included the termination of various members of the Company’s management. As of June 30, 2007, $1,938 of one-time termination benefits were incurred in connection with these and other management changes, which is included within selling, general and administrative expenses of the PBM segment. Of this amount, $17 was paid as of June 30, 2007.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts Receivable:

		Additions
	Balance at	Charged to				Balance
	Beginning	Costs and		Other		at End
Description	of Year	Expense(a)	Write-offs	Changes		of Year
	($ in thousands)

Year ended June 30, 2005	$2,312	$651	$(1,016)	$260	(b)	$2,207
Year ended June 30, 2006	$2,207	$200	$(42)	$(104	)(c)	$2,261
Year ended June 30, 2007	$2,261	$2,080	$(2,004)	—		$2,337

(a)	Charged to bad debts

(b)	Includes a $6 opening reserve balance of acquisition, a reclassification to increase Specialty Service’s accounts receivable balance by $254, and the allowance for doubtful accounts by $254. The reclassification was made to adjust the presentation of a valuation reserve that had previously been netted against the gross accounts receivable. There was no impact to net accounts receivable due to this reclassification.

(c)	Primarily includes a reclassification to increase Specialty Service’s accounts receivable balance by $150 and the allowance for doubtful accounts by $150. The reclassification was made to adjust the presentation of a valuation reserve that had previously been netted against the gross accounts receivable. There was no impact to net accounts receivable due to this reclassification.

ANNEX H

NMHC’S AMENDMENT NO. 1 TO THE ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended on June 30, 2007
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 000-26749
NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	11-2581812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

26 Harbor Park Drive, Port Washington, NY (Address of principal executive offices)	11050 (Zip Code)

Registrant’s telephone number, including area code: (516) 605-6625

Securities registered pursuant to Section 12(b) of the Exchange Act:
Common Stock, $.001 par value per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

The aggregate market value of the registrant’s voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the price at which the common stock was last sold, as quoted on the NASDAQ National Market on December 31, 2006 (the last business day of the registrant’s most recently completed second fiscal quarter) was approximately $64,449,453.

Indicate the number of shares outstanding of the registrant’s common stock, as of the latest practicable date: 5,518,321 shares of common stock outstanding as of September 7, 2007.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

EXPLANATORY NOTE	H-4
PART III
SIGNATURES	H-33
EX-31.3 Section 302 Certification of the CEO
EX-31.4 Section 302 Certification of the CFO

EXPLANATORY NOTE

National Medical Health Card Systems, Inc.’s (the “Registrant’s”) last proxy statement was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2007 for its annual meeting of stockholders, which had been postponed from its original December 21, 2006 date to April 17, 2007. The Registrant’s Annual Report on Form 10-K for the year ended June 30, 2007 was filed with the SEC on September 13, 2007 (the “Original Filing”). The Registrant is filing this Amendment No. 1 to its Annual Report on Form 10-K/A (this “Amendment”) to amend Items 10 through 14 of Part III of the Original Filing, to include the information required by such items.

Except as otherwise expressly noted herein, this Amendment to Annual Report on Form 10-K/A does not reflect events occurring after the September 13, 2007 filing of our original Annual Report on Form 10-K in any way, except to reflect the changes discussed in this Amendment. Accordingly, this Amendment should be read in conjunction with the Original Filing.

The Registrant does not undertake to update any information or disclosures in, or exhibits to, the Original Filing to reflect events and circumstances occurring since the Original Filing. Such matters will be addressed in subsequent reports filed with the SEC.

As a result of this Amendment, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Registrant is filing new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by our principal executive officer and principal financial officer as exhibits to this Amendment under Item 15 of Part IV hereof. Because no financial statements are contained within this Amendment, the Registrant is not including the certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PART III

Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

National Association of Securities Dealers, Inc. (“NASD”) rules require most companies whose stock is quoted on the Nasdaq stock exchange, following their first annual stockholders meeting after January 15, 2004, to have a Board of Directors composed of a majority of independent directors, as determined and defined under NASD Rule 4350(c), and to comply with certain other requirements for committees and independent directors. Companies that are controlled by a single stockholder or a group of stockholders acting together are eligible to utilize an exemption from certain of the requirements under NASD Rule 4350(c)(5), including the requirement that a majority of directors be independent. We are a “controlled company,” as defined in Nasdaq’s rules, because New Mountain Partners, L.P. and its affiliates (collectively, “New Mountain Partners”) own more than 50% of the voting power of our stock. Accordingly, we have availed ourselves of the exemption from the rule requiring a majority of the directors be independent.

Our Board of Directors currently consists of nine members. Our current certificate of incorporation provides that each member of the Board of Directors shall be elected for a one-year term at each annual meeting of stockholders. All of the current directors’ terms will expire at our next annual meeting. New Mountain Partners, as the holder of all of our outstanding series A redeemable convertible preferred stock, is entitled to elect at least 60% of the members of our Board of Directors and our common stockholders are entitled to elect the remaining members of our Board of Directors. All nine members of the board which the common stockholders and series A redeemable convertible preferred stockholders are entitled to elect are to be elected at the next annual meeting.

The following text presents certain information concerning our directors:

Directors

Thomas W. Erickson.  Mr. Erickson, 56, has served as a director and our Chairman of the Board of Directors since February 23, 2007 and as our interim President and Chief Executive Officer since May 2007. Mr. Erickson has been a consultant to New Mountain Capital, L.L.C (“New Mountain Capital”), since January 2007. New Mountain Capital serves as the investment manager to New Mountain Partners. In addition, Mr. Erickson serves as a member of our Executive Committee. Mr. Erickson also currently serves as Chairman of the Board of Directors of PATHCare, Inc., an operator of long term care facilities, a position he has held since March 2006. From June 2004 to June 2006, Mr. Erickson served as Chairman of the Board of Directors of Trans Healthcare, Inc. an operator of long term care facilities. From December 2002 to August 2005, Mr. Erickson served as Chairman of the Board of Directors, and, from February 2003 to August 2005, as Interim President and Chief Executive Officer of LifeCare Holdings, Inc., the parent company of long term acute care hospitals. From September 2002 to May 2004, Mr. Erickson served as interim President and Chief Executive Officer of Luminex Corporation, a publicly traded biological testing technologies company. Mr. Erickson is currently a member of Luminex’s Board of Directors and serves as Chairman of its Executive Committee, a position he has held since May 2004. From July 2000 to March 2004, Mr. Erickson served as a member of the Board of Directors of Omega Healthcare Investors, Inc., a publicly traded healthcare real estate investment trust. From October 2000 to June 2001, Mr. Erickson was interim President and Chief Executive Officer of Omega Healthcare Investors and from June 2001 to January 2002 served as a management consultant to Omega Healthcare Investors. Mr. Erickson was also a co-founder, President and Chief Executive Officer of CareSelect Group, Inc.

Michael B. Ajouz.  Mr. Ajouz, 34, has served as a director for us since March 19, 2004. He is appointed by New Mountain Partners. Mr. Ajouz also serves as a member of our Executive Committee. Mr. Ajouz, currently a Managing Director of New Mountain Capital, joined New Mountain Capital as a Principal in September 2000. From July 1998 to September 2000, Mr. Ajouz was an executive in the New York office of Kohlberg Kravis Roberts & Co., where he worked on transactions in a variety of industries. From August 1996 to July 1998, Mr. Ajouz was an investment banking professional in the Mergers and Acquisitions Department of Goldman, Sachs & Co., where he evaluated and executed numerous strategic transactions. From August

1995 to May 1996, he was a professional at the economic consulting firm Cornerstone Research. Mr. Ajouz serves on the Board of Directors of Apptis Holdings, Inc., Deltek Systems, Inc., Inmar, Inc. and Connextions, Inc.

Gerald Angowitz.  Mr. Angowitz, 58, has served as a director for us since June 26, 1998. Mr. Angowitz presently works as a management consultant through the Angowitz Company, which provides consulting services. Mr. Angowitz had served as Senior Vice President of Human Resources and Administration for RJR Nabisco, Inc. (“RJR”), a consumer products manufacturer, from March 1995 until December 1999. Mr. Angowitz previously served as Vice President of Human Resources for RJR from February 1994 to March 1995 and Vice President of Employee Benefits at RJR from January 1992 to February 1994. Mr. Angowitz also serves as the Chairman of our Compensation Committee and a member of our Audit Committee and Nominating and Corporate Governance Committee.

G. Harry Durity.  Mr. Durity, 60, has served as a director for us since March 19, 2004 and served as our Chairman of the Board of Directors from June 14, 2004 until February 23, 2007. Mr. Durity also serves as a member of our Executive Committee. Mr. Durity has been a Senior Advisor to New Mountain Capital since May 2005 and currently serves as Chairman of our Executive Committee. Previously, Mr. Durity was a Corporate Vice President of Worldwide Business Development for Automatic Data Processing, Inc., or ADP, which he joined in August 1994. Mr. Durity headed ADP’s mergers and acquisitions group and was a member of ADP’s Executive Committee. From February 1993 to August 1994, Mr. Durity worked for Revlon Consumer Products Company as a Senior Vice President of Corporate Development and also served on Revlon’s Executive Committee. From January 1990 to January 1993, Mr. Durity was President of the Highlands Group, a boutique merger and acquisition advisory firm. From October 1980 to December 1989, Mr. Durity served as a Vice President of Corporate Development for RJR Nabisco.

Michael T. Flaherman.  Mr. Flaherman, 42, has served as a director for us since March 19, 2004. He is appointed by New Mountain Partners. Mr. Flaherman currently is a Managing Director of New Mountain Capital, joined New Mountain Capital as a Senior Advisor in January 2003 and became a Managing Director in January 2004. From January 1995 to January 2003, Mr. Flaherman served as a member of the Board of Administration of the California Public Employees’ Retirement System, or CalPERS, the largest pension system in the United States. From March 2000 to January 2003, Mr. Flaherman served as Chairman of the Investment Committee of the CalPERS’ Board. From August 1993 to March 2000, Mr. Flaherman worked as an economist for the San Francisco Bay Area Rapid Transit District.

Robert R. Grusky.  Mr. Grusky, 50, has served as a director for us since March 19, 2004. He is appointed by New Mountain Partners. Mr. Grusky has served as the Managing Member of Hope Capital Management, LLC, the investment manager of Hope Capital Partners, L.P., an investment partnership, since its inception in 2000. Mr. Grusky was a co-founder of New Mountain Capital and served as a Principal and Managing Director from January 2000 to December 2004. In January 2005, he became a Senior Advisor to New Mountain Capital. From April 1997 to December 1999, Mr. Grusky served in a number of roles at RSL Management, including President of RSL Investments Corporation. From July 1985 to April 1997, with the exception of 1990-1991 when he was on a leave of absence to serve as a White House Fellow and Assistant for Special Projects to the Secretary of Defense, Mr. Grusky worked at Goldman, Sachs & Co., first in its Mergers & Acquisitions Department and then in its Principal Investment Area. Mr. Grusky is also a member of the Board of Directors of AutoNation, Inc. and Strayer Education, Inc.

Daniel B. Hébert.  Mr. Hébert, 52, has served as a director for us since December 7, 2005 and is a member of our Audit Committee. Mr. Hébert has served as a Managing Director and Partner of Tri-Artisan Partners, a privately held merchant bank, since March 2005. Prior to joining Tri-Artisan Partners, he spent approximately five years as head of Merger & Acquisitions at Rabobank International, a large Dutch bank specializing in the food and beverage industry. From September 1991 through March 1999, Mr. Hébert was a Managing Director in the corporate finance department of BT Alex Brown. Prior to joining BT Alex Brown, Mr. Hébert formed Dakota Capital in February 1991 to acquire a leading Canadian wine distributor and from 1985 to 1991, he worked as a Director in the corporate finance department of Salomon Brothers.

Steven B. Klinsky.  Mr. Klinsky, 51, served as our Chairman of the Board of Directors from March 19, 2004 until June 14, 2004 and currently serves as a director for us. He is appointed by New Mountain Partners. Mr. Klinsky is the Founder and has been the Managing Member and Chief Executive Officer of New Mountain Capital since January 2000. From 1986 to June 1999, Mr. Klinsky was a General Partner of Forstmann Little & Co., a private equity firm. He was formerly a director of Strayer Education, Inc., where he served as non-executive Chairman from March 2001 until February 2003. Mr. Klinsky also serves on the Board of Directors of Overland Solutions, Inc., Apptis Holdings, Inc., MailSouth Inc., Deltek Systems Inc., Connextions, Inc., Inmar, Inc. and Oakleaf Global Holdings, Inc. In addition, Mr. Klinsky serves as the Chairman of our Nominating and Corporate Governance Committee and a member of our Compensation Committee.

Paul J. Konigsberg.  Mr. Konigsberg, 71, has served as a director for us since November 2000. Mr. Konigsberg is a certified public accountant and has been a senior partner in the accounting firm of Konigsberg Wolf & Co., P.C. since 1970. Mr. Konigsberg also serves as the Chairman of our Audit Committee and a member of our Compensation Committee and Nominating and Corporate Governance Committee. He is also Chairman of the Board of Directors of Gramercy Capital Corporation.

Executive Officers

Our executive officers, and their ages and positions are:

Name	Age	Office and Position Held

Thomas W. Erickson	56	Chairman of the Board, Interim Chief Executive Officer and President
Stuart Diamond	47	Chief Financial Officer
Mark Adkison	44	Chief Specialty Officer
Martin Magill	47	Chief Marketing Officer
George McGinn	52	General Counsel

Thomas W. Erickson.  Mr. Erickson, 56, has served as our President and Chief Executive Officer on an interim basis since May 2007. Information about Mr. Erickson’s tenure with us and his business experience is presented above under “Directors.”

Stuart Diamond.  Mr. Diamond, 47, has served as our Chief Financial Officer since January 2006. He served as worldwide Chief Financial Officer for Ogilvy Healthworld (formerly Healthworld Corporation), a division of Ogilvy & Mather, a division of WPP Group Plc, a London Stock Exchange-listed company, from January 2005 until January 2006, and he served as Chief Financial Officer of Healthworld Communications Group, a division of WPP Group Plc, from August 2003 until January 2005. He served as Chief Financial Officer of the Americas Region of the Bates Group and of Healthworld Corporation, divisions of Cordiant Communications, a London Stock Exchange-listed company, from October 2002 to August 2003. He served as Chief Financial Officer of Healthworld Corporation, a division of Cordiant Communications Group plc from March 2000 to October 2002. He served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Healthworld Corporation, a publicly-owned pharmaceutical advertising agency, from August 1997 to March 2000. Mr. Diamond was the Vice President-Controller of the Licensing Division of Calvin Klein, Inc., an apparel company, from April 1996 to August 1997. Mr. Diamond served as Chief Financial Officer of Medicis from 1990 until 1995. Mr. Diamond has been a director of Medicis Pharmaceutical, a publicly-traded pharmaceutical company, since November 2002.

Mark Adkison.  Mr. Adkison, 44, has served as our Chief Specialty Officer since November 2005 and prior to that as our President of Specialty Pharmacy from October 2003 to November 2005. From December 2002 to September 2003, Mr. Adkison was the General Manager for Option Care. Mr. Adkison served as the Vice President/General Manager for MIM Corporation where he managed the Mail Service and Specialty Pharmacy Operation from January 2001 to March 2002.

Martin Magill.  Mr. Magill, 47, joined us in April of 2006 as our Senior Vice President of Sales and was named Chief Marketing Officer in May 2007. Prior to joining NMHC, he served as Senior Vice President, Sales and Marketing at Catalyst Rx — a HealthExtras Company from March 2004 to March 2006. From 1996 to 2004, Mr. Magill was Vice President of Sales at Merck & Co., Inc. where he was responsible for management of sales.

George McGinn.  Mr. McGinn, 52, joined us in May of 2007 as our General Counsel. Prior to joining us, Mr. McGinn was an Executive Vice President and General Counsel at Surgis, Inc., a private company managing ambulatory surgery centers, until 2006 when the company was acquired by United Surgical Partners Inc. Prior to joining Surgis in 2002, Mr. McGinn was a Partner at Bass, Berry & Sims, PLC, a Nashville-based law firm, where he specialized in corporate finance transactions and regulatory matters in the healthcare industry. Previously, he was Executive Vice President and General Counsel at Physician Reliance Network, Inc., a publicly-traded company that developed and managed cancer centers, imaging centers and physician networks. It was acquired in 1999 and is now known as U.S. Oncology.

Familial Relationships

There are no familial relationships among any of our executive officers or directors.

Meetings and Committees of Our Board of Directors

Our Board of Directors held seven meetings during the fiscal year ended June 30, 2007 and at least a majority of our directors attended each meeting. Our Board of Directors also acted four times during the last fiscal year by unanimous written consent in lieu of a meeting.

Our Board of Directors has a standing Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and an Executive Committee. The responsibilities of the Audit Committee are summarized below. The responsibilities of the Compensation Committee are summarized beginning on page 7. The responsibilities of the Nominating and Corporate Governance Committee and the Executive Committee can be found in our proxy statement dated March 28, 2007, and the charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee can be found on our website at www.nmhc.com, by clicking on “Investors”, then “Corporate Governance”. In addition, on March 24, 2004, our Board of Directors approved the creation of two series A redeemable preferred stock dividend committees and on October 28, 2005 our Board of Directors approved a change in the name and responsibilities of the nominating committee to the Nominating and Corporate Governance Committee. We are a controlled company under NASD Rule 4350(c)(5) and are exempt from NASD Rule 4350(c)(4) relating to independent director oversight of director nominations because New Mountain Partners owns more than 50% of the voting power of our stock.

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of our compliance with all applicable laws and regulations, which includes oversight of the quality and integrity of our financial reporting, internal controls and audit functions, and is directly and solely responsible for the appointment, retention, compensation and monitoring of the performance of our independent registered public accounting firm, including the services and scope of their audit. The Audit Committee is currently composed of Paul J. Konigsberg (Chairman of the committee), Gerald Angowitz and Daniel Hébert. The Board of Directors has determined that Messrs. Konigsberg, Angowitz and Hébert are independent directors, and that each of them will be independent for the purposes of the Nasdaq’s amended governance listing standards (specifically, Rule 4200(a)(15) of the listing standards of the NASD (the “Listing Standards”)), and the requirements of the SEC and the Nasdaq.

In addition, as required by the rules of the SEC and the Nasdaq, our Board of Directors has determined that Mr. Konigsberg, the Chairman of the Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Stockholders should understand that this designation is an SEC disclosure requirement relating to Mr. Konigsberg’s experience and understanding of certain accounting and auditing matters, which the SEC has stated does not impose on the director so designated any additional duty, obligation or liability than otherwise is imposed generally by virtue of serving on the Audit Committee and/or the Board of Directors. The Audit Committee met on 18 occasions during the fiscal year ended June 30, 2007.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than ten percent of any of our equity security, to file initial reports of ownership and reports of changes in ownership with the SEC. Based upon a review of the filings with the SEC, we believe that the reporting requirements of Section 16 applicable to executive officers and directors, and persons who beneficially own more than ten percent of any of our equity securities during the fiscal year ended June 30, 2007 were complied with on a timely basis except for a late Form 3 filing and a late Form 4 filing for Mark Adkison resulting from administrative errors.

Code of Business Conduct and Ethics

As of October 15, 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) which amends and restates our prior Code of Ethics. The Code promotes the legal and ethical conduct of our business. The Chief Executive Officer, Chief Financial Officer, and other senior officers are required to abide by the Code, which provides the foundation for compliance with all corporate policies and procedures, and best business practices. The policies and procedures address a wide array of professional conduct, including the establishment of sound employment policies, methods for avoiding and resolving conflicts of interest, safeguarding intellectual property, protecting confidential information, and a strict adherence to all laws and regulations applicable to the conduct of our business. We have satisfied its obligations, imposed under the Sarbanes-Oxley Act of 2002, to disclose promptly on our website amendments to, or waivers from, the Code, if any. A copy of our Code is available on our website, www.nmhc.com, by clicking on “Investors”, then “Corporate Governance”.

Item 11.	EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Overview of Compensation Process and Role of the Compensation Committee.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) is responsible for reviewing the performance and establishing the compensation of the Company’s executive officers, including the named executive officers (which term refers to the individuals identified in the Summary Compensation Table beginning on page 17). The Compensation Committee administers the 1999 Stock Option Plan, as amended, and the Amended and Restated 2000 Restricted Stock Plan under which options, restricted shares, restricted share units and other awards may be made to key employees and directors. The Compensation Committee’s charter is available on the Company’s web site, www.nmhc.com, by clicking on “Investors,” then “Corporate Governance”. The Compensation Committee is composed of Gerald Angowitz (Chairman), Paul J. Konigsberg and Steven B. Klinsky. In fiscal 2007, the Compensation Committee met five times.

Goals of the Company’s Compensation Policies.

A fundamental objective of the Compensation Committee’s executive compensation policies is to ensure that executives are provided incentives and compensated in ways that advance long-term stockholder value. The compensation policies of the Company further this objective by combining a base salary with a combination of short-term and long-term incentives designed to recognize outstanding contributions and provide incentives for the executives to perform at or above established goals. In part due to extensive recent management changes, the Compensation Committee has also focused on ensuring that the Company is able to attract and retain executive management talent in a competitive recruiting environment. The Compensation Committee attempts to maintain an effective balance between cash and equity awards to increase executive loyalty, align the executives’ interests with those of the stockholders, and create incentives for the executives to optimize their contributions to the Company.

Role of Executive Officers in Compensation Decisions.

The Compensation Committee makes all final compensation decisions with respect to the Company’s executive officers, including the named executive officers. The Chief Executive Officer is reviewed annually by the Compensation Committee, and this review is discussed in detail with the Chief Executive Officer at a Compensation Committee meeting. The Chief Executive Officer is responsible for reviewing the performance of the other executive officers and has conversations with the Compensation Committee and its chairman regarding such reviews and suggested cash incentive awards, equity awards, and base salary changes.

The Chief Executive Officer generally attends Compensation Committee meetings. The Compensation Committee also solicits the views of other board members with particular insight into relevant matters, who may, upon request, attend committee meetings in an observer capacity.

Establishing Compensation for Executive Officers.

In furtherance of its objectives, the Compensation Committee has designed a compensation program consisting of three components: (i) base salary, (ii) an annual performance-based cash incentive award and (iii) equity awards. Previously, the Compensation Committee directly engaged Watson Wyatt, a human resources consulting firm, to analyze the Company’s executive compensation programs. Watson Wyatt last reviewed the Company’s executive compensation programs in August 2005 and provided a detailed analysis to the Compensation Committee. This analysis included benchmarking of salary, total cash and total direct compensation for the Company’s executive officers. The analysis also included a review of the then current long-term incentive award program and the award mix granted thereunder. The benchmarking entailed a review of eight companies with similar types of businesses and similar revenues when there was available proxy data for an equivalent position in these companies. The benchmarking also involved a review of the Watson Wyatt Data Services survey for companies in the healthcare and business services industries with gross revenue of approximately $450 million. When benchmarking data was not available for a position because of the unique aspects of the position, internal value was weighed along with internal peer group compensation. No compensation consultant was retained to review fiscal 2007 compensation. Nonetheless, the Company continued to use substantially the same methodology to review executive compensation. The analysis was done by the Company’s human resources department. The initial eight comparison companies used by Watson Wyatt were:

Accredo Health, Incorporated
Curative Health Services Co.
drugstore.com, inc.
HealthExtras, Inc.
LabOne, Inc. (acquired by Quest Diagnostics Incorporated)
BioScrip, Inc.
Nektar Therapeutics
Priority Healthcare Corporation

For fiscal 2007, the following five comparison companies were used:
drugstore.com, inc.
Nektar Therapeutics
The Trizetto Group, Inc.
HealthExtras, Inc.
Bioscrip, Inc.

In fiscal 2007, the Company utilized a more recent version of the Watson Wyatt Data Services survey for companies in the healthcare and business services industries with gross revenue of approximately $450 million.

The Compensation Committee has attempted to maintain total compensation and each of the three individual elements of compensation at levels competitive with median (50th percentile) compensation levels. While we believe benchmarks are necessary to be competitive in our recruitment and retention efforts, the

Compensation Committee will subjectively determine appropriate levels of compensation for executive officers based on various factors consistent with our compensation goals and philosophy.

In designing and implementing the performance-based cash incentive plan and the equity grants, the Compensation Committee also attempted to put a significant portion of each executive’s compensation at risk, with the degree of risk positively correlating with the level of the executive officer’s responsibility.

Components of Fiscal 2007 Compensation for Executive Officers.

For the fiscal year ended June 30, 2007 (“fiscal 2007”), there are seven named executive officers for the Company, three of whom terminated service with the Company during the fiscal year. The seven named executive officers are:

Name and Title	Hire/Promotion Date	Termination Date

Thomas Erickson Chairman/Interim President and Chief Executive Officer	February 23, 2007 (assumed interim President and CEO position May 21, 2007)	N/A
Stuart Diamond Chief Financial Officer	January 20, 2006	N/A
Martin Magill Senior Vice President, Sales	April 24, 2006 (promoted May 21, 2007)	N/A
James Smith Chief Executive Officer	August 30, 2004	May 21, 2007
Tery Baskin Chief Marketing Officer	March 1, 1993	May 21, 2007
Bill Masters Chief Information Officer	October 4, 2004	May 21, 2007
Mark Adkison Chief Specialty Officer	October 20, 2003	N/A

For fiscal 2007, the principal components of compensation for executive officers were:

1. Base Salary.  The Company provides all employees with a base salary to compensate the employee for services provided during the year. Generally, base salary adjustments for the executive officers are made when warranted at a Compensation Committee meeting during the first quarter of the fiscal year. The Compensation Committee may also make base salary adjustments throughout the fiscal year as warranted, such as when an executive officer is promoted or takes on additional responsibilities. As discussed above, base salaries generally are targeted to be near the 50th percentile of the survey and proxy data, where applicable, to maintain a market competitive compensation structure. The Compensation Committee may also consider other factors in determining base salary, including an executive’s exceptional performance during the previous fiscal year and recent changes in responsibility. Base salaries for the newly hired named executive officers generally were based upon market competitive compensation and the compensation provided to the executive’s predecessor. The Compensation Committee set the following base salaries for the named executive officers:

	Base Salary
Name	FY 2007		FY 2006

Thomas Erickson	$250,000		N/A
Stuart Diamond	$300,000		$275,000
Martin Magill	$275,000	(1)	$275,000
James Smith	$375,000		$375,000
Tery Baskin	$230,000		$230,000
Mark Adkison	$220,000		$207,000

(1)	Martin Magill was promoted to Chief Marketing Officer from Senior Vice President of Sales on May 21, 2007. He did not receive a base salary increase in connection with this promotion.

2. Annual performance-based cash incentive compensation.  In order to align the executive officers’ interests with those of the stockholders, the Compensation Committee has determined that a significant amount of an executive’s compensation should be at-risk, incentive-based compensation. To this end, for fiscal year 2007, the Compensation Committee implemented an annual performance-based cash incentive compensation program. The current Chief Executive Officer did not participate in this annual performance-based cash incentive compensation program. The three components of an executive’s compensation under this program were: (i) achieving individual performance (30%); (ii) the Company achieving a net income target (50%); and (iii) the Company achieving a gross profit target (20%). For fiscal 2007, the following threshold, target and maximum levels were determined):

Measures	Weight	Threshold	Target	Maximum

Individual Performance	30%	0%	100%	150%
Net Income	50%	$9,957,000 (50% payout)	$12,447,000	$14,936,000 (150% payout)
Gross Profit	20%	$77,712,000 (50% payout)	$97,141,000	$116,569,000 (150% payout)

Award payouts were made as a percentage of base salary. The Compensation Committee determined the target percentage of base salary during the first fiscal quarter, largely based upon the benchmarking discussed above, as well as additional discretionary factors, including a desire to put more of an executive’s compensation at risk due to increased responsibilities. After consideration of these factors, the Compensation Committee set the following target percentages of base salaries for the named executive officers for fiscal 2007:

Name	FY 2007 % of Base Salary

Thomas Erickson	N/A
Stuart Diamond	50%
Martin Magill	20%
James Smith	75%
Tery Baskin	50%
Mark Adkison	50%

Individual performance measures and the related performance outcome measures for each of the executive officers were initially drafted during annual review sessions between the Chief Executive Officer and the executive officer. Each executive officer had criteria that were specific to that executive officer and the decision to award incentive compensation based upon individual performance is a subjective matter left to the discretion of the Compensation Committee.

Net income and gross profit performance targets were determined by the Compensation Committee after consulting with the Company’s executives regarding the Company’s expected performance and operating goals for 2007. These targets were chosen as the financial measure components of the program because they were considered by the Compensation Committee as the best measures of the Company’s financial performance and the creation of stockholder value. Net income and gross profit were determined in accordance with generally accepted accounting principles.

Award payments have been typically determined in the first fiscal quarter following the fiscal year (September 2007 for fiscal 2007) after the Compensation Committee reviews the Chief Executive Officer’s analysis of an executive officer’s performance with respect to individual performance measures and following the determination of net income and gross profit levels. Due to extensive recent management changes, the Compensation Committee did not determine awards for fiscal 2007 until November 13, 2007.

In fiscal 2007, the Company did not achieve the threshold net income for bonuses to be paid based on that component. The Company achieved the gross profit threshold level for named executive officers to receive a bonus based on that component. Following the end of the fiscal year, the Chief Executive Officer reported to the Compensation Committee regarding individual executive performance. Based on this report, an analysis of the Company’s performance in fiscal 2007, and such other factors as the Compensation Committee deemed relevant in its discretion, the Compensation Committee approved payment of the following performance-based cash incentive compensation to the named executive officers:

		FY 2007
		Bonus as
Name	FY 2007 Bonus	% of Base Salary

Thomas Erickson	N/A	N/A
Stuart Diamond	$60,000	20%
Martin Magill	$22,000	8%
James Smith	$0	0%
Tery Baskin	$0	0%
Mark Adkison	$44,120	20%

3. Equity Incentive Grants.  The Compensation Committee believes that equity awards encourage executive officers to focus on long-term Company performance and align the interests of executive officers with stockholders by increasing their ownership of the Company. All equity awards are made pursuant to the provisions of incentive plans approved by the Company’s stockholders. The Company values stock options by calculating their binomial value at the date of grant and values restricted stock awards by calculating their aggregate market value at the date of grant. The Compensation Committee has in the recent past utilized a four-year, cliff-vesting period for restricted stock awards and a vesting schedule of one-quarter annually for stock options. Existing ownership is not a factor in award determination, because we do not want to discourage executive officers from holding significant amounts of Company stock. Currently, the Company does not have ownership guidelines for executive officers.

For fiscal 2005 and fiscal 2006, the Compensation Committee administered a long-term incentive award program (the “LTIA”). Target awards as a percentage of base salary were established during the first fiscal quarter and grants were made during the first fiscal quarter following the end of the fiscal year based upon the target awards, with the potential for the Compensation Committee to exercise downward discretion based upon an individual executive’s performance. Based upon the analysis done by Watson Wyatt and a consideration of the various attributes of different potential equity components of the LTIA, payments were made 50% in stock options and 30% in restricted stock. Some of the factors considered in making this determination were: the resiliency of restricted stock, the accounting treatment of options and restricted stock, and the greater leverage attained by executives with options. The Compensation Committee also considered other forms of awards, including performance shares and performance-vesting options, before deciding on the option and restricted stock mix. The remaining 20% of the award was intended to be used to match cash incentive award deferrals that could be rolled pre-tax into restricted stock under a Management Stock Purchase Plan, but this plan was never implemented and the remaining 20% was never granted in any form. Pursuant to this long-term incentive program, during September of 2006, the following non-qualified stock options for the purchase of the Company’s common stock and restricted shares of the Company’s common stock were granted to our named executive officers:

	Shares Subject to		Number of
	Time-Based Vesting	Exercise	Time-Based Vesting
Name	Option Grant	Price(1)	Restricted Shares

Stuart Diamond	21,560	$15.20	5,930
James Smith	43,110	$15.20	11,850
Tery Baskin	9,920	$15.20	2,730

(1)	The exercise price per share equals the fair market value of the common stock on the date of grant.

During the first quarter of fiscal 2007, the Compensation Committee established targets for the LTIA for fiscal 2007. The Compensation Committee later decided not to implement the LTIA and instead to grant discretionary equity awards following the end of the fiscal year, based upon the Compensation Committee’s assessment of an individual executive officer’s performance and the Company’s performance as a whole. This decision was based on the Compensation Committee’s consideration of the value intended to be delivered by the LTIA and desire to create a vehicle for retention of the named executive officers. A portion of the awards were also intended to compensate the named executive officers for the fact that the Management Stock Purchase Plan was never implemented. These awards consisted entirely of restricted stock because the Compensation Committee believes that restricted stock awards reduce the dilutive impact of equity grants to management as compared to equity grants consisting of stock options. The following restricted shares of the Company’s common stock were granted to our named executive officers:

Number of Time-Based
Name	Vesting Restricted Shares

Thomas Erickson	0
Stuart Diamond	46,000
Martin Magill	30,000
Mark Adkison	37,000

New Hire Option Grant to Chairman.  In the past, the Compensation Committee has also made one-time grants to executives following an executive’s hire, promotion, or as a reward for exceptional performance. On March 12, 2007, the Compensation Committee made a new-hire grant of an option to purchase 100,000 shares of the Company’s common stock at an exercise price of $14.02 (the closing price of the Company’s common stock on the date of the grant) to Mr. Erickson in connection with his appointment as the Company’s Chairman of the Board of Directors. Mr. Erickson’s option grant vests and becomes exercisable, except as specifically provided for in the stock option agreement, upon the satisfaction of the following two conditions: (i) Mr. Erickson serves as a director of the Company through at least February 23, 2008 (the “First Anniversary”), or Mr. Erickson resigns at the request of the Board of Directors, or is involuntarily terminated on or prior to the First Anniversary; and (ii) a change in control (as defined in the Mr. Erickson’s Chairman Agreement with the Company, dated February 23, 2007 (the “NMHC Chairman Agreement”)) shall have occurred. The option immediately vests upon a change in control prior to the First Anniversary. This option expires on March 12, 2017. As discussed below in the section titled “Employment Agreement with Thomas W. Erickson, Chairman of the Board and Chief Executive Officer”, Mr. Erickson’s arrangement with the Company and the Company’s controlling stockholder is unique for several reasons.

Retirement Plans.  The only retirement plan that the Company has established for its executive officers is the Company’s 401(k) plan. The Company’s executive officers generally participate on the same terms as all other eligible Company employees. The Company matches 100% of the first 2.5% of eligible earnings contributed by employees, including the Company’s executive officers.

Perquisites and Other Benefits.  The Compensation Committee believes that compensation should not take the form of perquisites and has traditionally not provided executives with benefits that are not integral and directly related to the executive’s duties. Due in part to his historical arrangement with Pharmacy Associates Inc., a company that was acquired by the Company, Mr. Baskin received a car allowance, which will not continue during the term of Mr. Baskin’s severance arrangement. Mr. Smith’s employment arrangement with the Company also included a car allowance, which will continue during the term of his severance arrangement.

Separation, Consulting, & General Release Agreements.  Three of the named executive officers departed the Company during fiscal 2007. The Company entered into departure and general release agreements with these executives (and additionally with respect to Mr. Masters, a consulting agreement) in order to clarify the parties’ obligations going forward. The Company’s obligations under these new agreements were in lieu of the severance obligations owed to the executives under their existing employment agreements. Certain of the payments disclosed in the Summary Compensation Table below relate to the new agreements.

On May 21, 2007, the Company announced that James F. Smith’s employment with the Company as President and Chief Executive Officer had terminated, effective immediately. On August 17, 2007, the Company and Mr. Smith entered into a Departure Agreement and General Release (the “Smith Departure Agreement”). Pursuant to the terms of the Smith Departure Agreement, the Company agreed, subject to certain limitations, to pay Mr. Smith (from the termination date) his prior salary ($375,000 per year) for a period not to exceed two years in an amount not to exceed a total of $750,000, as well as payments of $600 per month in connection with Mr. Smith’s former car allowance. In addition, the Company agreed to pay Mr. Smith’s

COBRA premiums for his entire eligibility period but not past the end of the severance period. The Company also agreed to pay Mr. Smith $19,750 in lieu of any remaining benefits for health, dental and pharmaceutical coverage for the portion of the severance period for which benefits under COBRA are not available to Mr. Smith. Mr. Smith also agreed to completely release any and all past, present and future statutory, contract, tort and all other claims against the Company and its affiliates, subject to certain limitations.

On May 21, 2007, the Company announced that Tery Baskin’s employment with the Company as Chief Marketing Officer/EVP of Business Development had terminated, effective immediately. On August 1, 2007, the Company and Mr. Baskin entered into a Departure Agreement and General Release (the “Baskin Departure Agreement”). Pursuant to the terms of the Baskin Departure Agreement, NMHC agreed to pay Mr. Baskin $8,846.15 per bi-weekly pay period for a twelve month period, subject to certain limitations. The Company will also pay Mr. Baskin a commission equal to three cents per net paid claim for the Arkansas State Employees account and the State of Arkansas Public School account, submitted during the period commencing on the 2007 renewal dates of each such account and ending on the third anniversary of the 2007 renewal dates, provided that Mr. Baskin provides any assistance reasonably requested by the Company in connection with the renewal of such contracts. Such commission payments shall not exceed a total of $83,333 per calendar year, and shall be no greater than $250,000 in the aggregate. Mr. Baskin also agreed to completely release any and all past, present and future statutory, contract, tort and all other claims against the Company and its affiliates, subject to certain limitations.

On May 21, 2007, the Company announced that Bill Masters’ employment with the Company as Chief Information Officer had terminated, effective immediately. On June 4, 2007, the Company and Mr. Masters entered into a Consulting Agreement and Departure Agreement and General Release (the “Masters Departure Agreement”). Pursuant to the terms of the Masters Departure Agreement, after the termination of his employment as Chief Information Officer as of May 21, 2007, Mr. Masters continued to provide consulting services to the Company through June 28, 2007, consisting of various duties as were reasonably requested by the Company. During this time, the Company continued to pay Mr. Masters his regular base salary in the amount of $8,750 per bi-weekly pay period. For purposes of the Company’s 1999 Stock Option Plan and Amended and Restated 2000 Restricted Stock Grant Plan, Mr. Masters’ credited service continued until June 28, 2007. The Company also agreed to pay Mr. Masters’ present salary for a period not to exceed one year, beginning on June 28, 2007, subject to certain limitations. Mr. Masters also agreed to completely release any and all past, present and future statutory, contract, tort and all other claims against the Company and its affiliates, subject to certain limitations.

Employment Arrangement of Thomas W. Erickson, Chairman of the Board and Chief Executive Officer.

On May 21, 2007, the Board of Directors of the Company appointed Thomas W. Erickson, the Chairman of the Board, to serve as the interim Chief Executive Officer and President. The Company is currently conducting a search for a new Chief Executive Officer and President. During his tenure as interim Chief Executive Officer, Mr. Erickson will continue to serve as Chairman of the Board and receive the compensation provided for under the NMHC Chairman Agreement.

The NMHC Chairman Agreement is for a term of one year and provides for a payment by the Company of $250,000 for such year of service. Upon the request of Mr. Erickson at any time during the term of the NMHC Chairman Agreement, the Company will provide or reimburse Mr. Erickson for health, life and disability insurance and other benefits having terms and benefits commensurate with those generally made available to the Company’s most senior employees. Mr. Erickson received a new hire stock option grant to acquire 100,000 shares of the Company’s common stock pursuant to the Company’s 1999 Stock Option Plan (see “New Hire Option Grant to Chairman” on page 12 for the details of the grant).

Since January 2007, Mr. Erickson has been providing consulting services to New Mountain Capital, through ECG Ventures, Inc. (“ECG”), of which Mr. Erickson is President and Chief Executive Officer and which is controlled by Mr. Erickson. New Mountain Capital is paying ECG $500,000 per year. New Mountain Capital is the Investment Manager of New Mountain Partners. Mr. Erickson and New Mountain Capital are currently negotiating the final terms of a consulting agreement (the “New Mountain Agreement”) pursuant to which it is anticipated that Mr. Erickson will provide, through ECG, strategic management services to New Mountain Capital with respect to its current and prospective investment activities, including with respect to the Company. The New Mountain Agreement is expected to have a term of one year and provide for a payment of $500,000 for such year of service. In addition, the New Mountain Agreement is anticipated to contain two bonus arrangements. Under the first bonus arrangement, New Mountain Capital is anticipated to pay Mr. Erickson a bonus of $1 million at the time that New Mountain Partners has exited its investment in the Company (in whole or in part) and has received a return equal to or greater than its investment. Under the second bonus arrangement, New Mountain Capital is anticipated to pay Mr. Erickson a bonus based on the increase in the Company’s common stock price over $12.41 (which was the closing price of the Company’s common stock shortly after Mr. Erickson and New Mountain Capital first discussed whether Mr. Erickson would consider providing services to New Mountain Capital), to be paid periodically as New Mountain Partners exits from its investment in the Company. These bonuses are anticipated to be prorated if Mr. Erickson’s service to New Mountain Capital ends prior to the expiration of the term by reason of his death or permanent disability. In addition, Mr. Erickson is not anticipated to be entitled to these bonuses if, prior to the expiration of the term, his services are terminated by reason of a termination for cause or a voluntary resignation by Mr. Erickson. Mr. Erickson’s entitlement to any unpaid bonus (or portion thereof) is anticipated to end if Mr. Erickson engages in business activities that compete with the Company’s business activities.

Employment Agreement and Certain Payments to Named Executive Officers upon Termination of Employment.

Under the terms of various offer letters in effect with the executive officers during fiscal 2007, the executive officers were provided limited severance benefits in connection with termination of their employment without cause and for certain other reasons. The Committee determined in late fiscal 2007 that it was in the best interests of the Company to begin negotiating new employment agreements with all of the executive officers, excluding Mr. Erickson. The Committee’s determination was based, in part, on the desire to have a consistent agreement with each of the Company’s executive officers and, in part, on the desire to clarify the terms of each executive officer’s employment with the Company. The basic terms of these employment agreements were approved by the Compensation Committee on August 8, 2007 and Mr. Erickson was authorized to negotiate the specific terms of the employment agreements with each executive officer. The definitive employment agreements were entered into in November 2007 after the Compensation Committee approved the final terms of the employment agreements and the actions taken by Mr. Erickson in connection with negotiating the employment agreements.

To enhance the Company’s chance of retaining executive officers, the agreements offer severance compensation to executive officers whose employment is terminated pursuant to one of the following permitted termination events: (i) termination without cause; (ii) termination due to the Company’s refusal to extend the one-year, automatically-renewing term of the agreement; (iii) termination due to incapacity; or (iv) termination due to death. If there is a change in control and an executive officer’s employment is terminated pursuant to one of the permitted termination events within two years of the change in control, then the executive officer is entitled to receive change in control compensation instead of severance compensation.

Severance compensation and change in control compensation ensure that executive officers, or their estates, will receive adequate consideration if they are terminated through no fault of their own. This assurance encourages executive officers to remain with the Company and refrain from seeking employment elsewhere. Moreover, by providing change in control compensation, the new employment agreements allow executive officers to concentrate on making decisions in the best interests of the Company’s stockholders and offer an incentive for executives to remain employed with the Company for a certain amount of time following a change in control.

Severance compensation includes 100% of the executive officer’s highest base salary in effect during the six month period immediately prior to the executive officer’s date of termination, as well as certain health and dental benefits for the executive, the executive officer’s spouse, and the executive officer’s children. In the event of termination by reason of death, the executive officer’s estate shall be paid severance compensation minus the product of any payments under any life insurance policy multiplied by the percentage of premiums of such policy that were paid by the Company. In the event of a termination due to incapacity, the executive officer’s estate shall be paid severance compensation minus the product of any payments for 12 months after the termination under any long-term disability policy multiplied by the percentage of premiums of such policy that were paid by the Company.

Change in control compensation includes a payment of up to 150% of the executive officer’s highest base salary in effect during the period beginning six months immediately prior to the effective date of the change in control through the date of termination, as well as certain health and dental benefits for the executive, the executive’s spouse, and the executive officer’s children. The agreements also provide for payment to the executive officer of an amount necessary to reimburse the executive on an after-tax basis for any excise tax payable under Section 4999 of the Internal Revenue Code in connection with the change in control. This gross-up is provided to ensure that the agreements are market competitive and to allow executive officers to concentrate on making decisions in the best interests of the Company’s stockholders. Executive officers entitled to change in control compensation are required to remain in the employment of the Company for at least six months after the change in control as requested by the Company. Following a change in control, if the executive officer terminates employment for any reason other than death, incapacity, a refusal by the Company to extend the term of the agreement, good reason or a without cause, then the executive officer will be required to make certain payments to the Company that are based on the amount of harm suffered by the Company due to the executive officer’s termination.

Executive officers are not eligible to collect severance compensation in addition to change in control compensation. Moreover, severance compensation, or change in control compensation if applicable, is the exclusive remedy of an executive in connection with a termination without cause, due to the Company’s refusal to extend the employment term, due to incapacity, or due to death.

To be eligible for any severance or change in control compensation, the executive officer must execute and deliver to the Company a general release and a written resignation. Moreover, the Company is entitled to discontinue any severance compensation if the executive officer breaches certain restrictive covenants, including those related to non-competition, non-solicitation, confidentiality and preservation.

Tax and Accounting Implications.

Deductibility of Executive Compensation.  Part of the Compensation Committee’s role is to review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. To date the Compensation Committee has not considered Section 162(m) when making compensation decisions because of the current and historical levels of compensation. The compensation paid to our executive officers in fiscal 2007 did not exceed the limit for deductibility.

Accounting for Stock-Based Compensation.  Beginning on July 1, 2005, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

Compensation Decisions for Fiscal 2008.

In October 2007, the Compensation Committee established base salaries for the year ending June 30, 2008 (“fiscal 2008”) for the named executive officers that remain with the Company. The Compensation Committee set the following base salaries for the named executive officers:

	Base Salary
Name	FY 2008	FY 2007

Thomas Erickson	$250,000	$250,000
Stuart Diamond	$300,000	$300,000
Martin Magill	$275,000	$275,000
Mark Adkison	$220,000	$220,000

The new employment agreements set target bonuses for each of the executive officers at 50% of the executive’s base salary with the actual amount of any such bonus determined in the sole discretion of the Compensation Committee.

The Compensation Committee also determined that it would continue to award equity grants on an entirely discretionary basis as discussed above. As described above, the Company granted restricted shares of the Company’s common stock to certain of our named executive officers in connection with entering into their employment agreements and in lieu of grants under the previous LTIA upon approval of the Compensation Committee.

Compensation Committee Report

The following report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this report by reference therein.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this report on Form 10-K/A.

Respectfully submitted,

Gerald Angowitz (Chairman)
Paul J. Konigsberg
Steven B. Klinsky

Executive and Director Compensation Tables

The following table summarizes the compensation paid to the Company’s named executive officers for fiscal 2007.

Summary Compensation Table

							Change in
							Pension Value
							and
							Nonqualified
				Stock	Option	Non-Equity	Deferred
		Salary	Bonus	Awards	Awards	Incentive Plan	Compensation	All Other		Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(1)	Compensation	Earnings	Compensation		($)

Erickson, Thomas W.	2007	83,333	—	—	—	—	—	500,000	(3)	83,333
Chief Executive Officer*
Smith, James F.	2007	347,596	—	80,677	570,534 (2)	45,000	—	4,077		1,047,885
Former Chief Executive Officer **
Diamond, Stuart	2007	295,192	60,000	39,774	429,631	55,000	—	6,250		885,847
Chief Financial Officer
Baskin, Tery	2007	213,192	—	21,986	215,167	16,675	—	3,817		470,837
Former Chief Marketing and Sales Officer **
Magill, Marty	2007	275,000	22,000	—	162,164	4,563	—	87,434	(4)	551,161
Chief Sales Officer
Masters, Bill	2007	226,154	—	21,333	245,655 (2)	34,178	—	881		528,201
Former Chief Information Officer ***
Adkison, Mark	2007	218,561	44,120	17,344	112,881	42,000	—	6,012		440,918
Chief Specialty Officer

*	Mr. Erickson was elected to our Board of Directors as Chairman on February 23, 2007 and appointed as interim Chief Executive Officer on May 21, 2007.

**	As of May 21, 2007, Mr. Smith’s and Mr. Baskin’s employment with NMHC was terminated.

***	As of May 21, 2007, Mr. Masters’ employment relationship as NMHC’s Chief Information Officer was terminated. However, Mr. Masters provided consulting services to NMHC through June 28, 2007.

(1)	The amounts shown represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007 in accordance with FAS 123(R) and include amounts from awards granted during and prior to fiscal 2007. Assumptions used in the calculation of these amounts are described in Note 11 to the Company’s consolidated financial statements for the fiscal year ended June 30, 2007, included in the Company’s Annual Report on Form 10-K that was filed with the SEC on September 13, 2007. All awards were made under the Company’s 1999 Stock Option Plan and Amended and Restated 2000 Restricted Stock Grant Plan and are subject to individual award agreements, the forms of which were previously filed with the SEC.

(2)	These options were forfeited in connection with termination of employment.

(3)	The amount shown represents the fees paid by New Mountain Capital to ECG Ventures, Inc., of which Mr. Erickson is President and Chief Executive Officer and which is controlled by Mr. Erickson, for consulting services provided to New Mountain Capital.

(4)	Includes $80,030 paid for legal fees incurred by Mr. Magill and $7,404 related to matching 401(k) plan contributions.

Grants of Plan-Based Awards

								All Other	All Other		Grant
								Stock	Option	Exercise	Date Fair
								Awards:	Awards:	or Base	Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			Number of	Number of	Price of	Stock
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Shares of	Securities	Option	and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or	Underlying	Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	Units (#)	Options (#)	($/sh)	Awards

Erickson, Thomas W.	3/12/2007	—	—	—	—	—	—	—	100,000	14.02	—
Chief Executive Officer*
Smith, James	9/7/2006	—	—	—	—	—	—	11,850	43,110	15.20	8.52
Former Chief Executive Officer **
Diamond, Stuart	9/7/2006	—	149,999.98	211,499.97	—	—	—	5,930	21,560	15.20	8.52
Chief Financial Officer
Baskin, Tery	9/7/2006	—	—	—	—	—	—	2,730	9,920	15.20	8.52
Former Chief Marketing and Sales Officer **
Magill, Marty		—	54,999.98	77,549.98	—	—	—	—	—	N/A	N/A
Chief Sales Officer
Masters, Bill	9/7/2006	—	—	—	—	—	—	2,690	9,790	15.20	8.52
Former Chief Information Officer ***
Adkison, Mark	9/7/2006	—	110,299.93	155,522.90	—	—	—	2,620	9,510	15.20	8.52
Chief Specialty Officer

*	Mr. Erickson was elected to our Board of Directors as Chairman on February 23, 2007 and appointed as interim Chief Executive Officer on May 21, 2007.

**	As of May 21, 2007, Mr. Smith’s and Mr. Baskin’s employment with NMHC was terminated.

***	As of May 21, 2007, Mr. Masters’ employment relationship as NMHC’s Chief Information Officer was terminated. However, Mr. Masters provided consulting services to NMHC through June 28, 2007.

During fiscal 2007, the Company was party to various offer letters with certain of our executive officers which included customary terms such as salary and benefit information, as well as provisions related to severance pay and benefits. The Compensation Committee determined in late fiscal 2007 to begin negotiating new employment agreements with all executive officers, excluding Mr. Erickson. The basic terms of these agreements were approved by the Compensation Committee on August 8, 2007 and Mr. Erickson was authorized to negotiate the specific terms of the employment agreements with each executive officer. The definitive employment agreements were entered into in November 2007 after the Compensation Committee approved the final terms of the employment agreements and the actions taken by Mr. Erickson in connection with negotiating the employment agreements. Please see the section titled “Employment Agreements and Certain Payments to Named Executive Officers Upon Termination of Employment” beginning on page 14 for additional information regarding these employment agreements.

Outstanding Equity Awards at Fiscal Year End

	Option Awards(1)					Stock Awards(2)
									Equity
									Incentive
			Equity					Equity	Plan
			Incentive					Incentive	Awards:
			Plan					Plan Awards:	Market or
			Awards:			Number of	Market	Number of	Payout Value
	Number of	Number of	Number of			Shares or	Value of	Unearned	of Unearned
	Securities	Securities	Securities			Units	Shares or	Shares,	Shares, Units
	Underlying	Underlying	Underlying			of Stock	Stock Units	Units or	or Other
	Unexercised	Unexercised	Unexercised	Option	Option	That Have	of Stock	Other Rights	Rights That
	Options (#)	Options (#)	Unearned	Exercise	Expiration	Not	That Have	That Have	Have Not
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date	Vested (#)	Vested ($)	Not Vested (#)	Vested (#)

Erickson, Thomas W.	—	—	100,000	14.02	3/12/2017	—	—	—	—
Chief Executive Officer
Smith, James	40,000	—	—	24.51	8/30/2014	—	—	—	—
Former Chief Executive Officer*
Smith, James	6,068	—	—	27.50	12/2/2012	—	—	—	—
Former Chief Executive Officer*
Diamond, Stuart	18,750	56,250	—	31.00	1/27/2016	2,670	—	—	—
Chief Financial Officer
Diamond, Stuart	2,782	8,352	—	30.16	1/20/2016	5,930	—	—	—
Chief Financial Officer
Diamond, Stuart	—	21,560	—	15.20	9/7/2013	—	—	—	—
Chief Financial Officer
Baskin, Tery	7,500	—	—	25.10	9/17/2014	—	—	—	—
Former Chief Marketing and Sales Officer*
Baskin, Tery	12,500	—	—	22.22	1/3/2015	—	—	—	—
Former Chief Marketing and Sales Officer*
Baskin, Tery	1,863	—	—	27.50	12/2/2012	—	—	—	—
Former Chief Marketing and Sales Officer*

Outstanding Equity Awards at Fiscal Year End

	Option Awards(1)					Stock Awards(2)
									Equity
								Equity	Incentive
								Incentive	Plan
			Equity					Plan	Awards:
			Incentive					Awards:	Market or
	Number of	Number of	Plan Awards:				Market Value	Number of	Payout Value
	Securities	Securities	Number of			Number of	of Shares	Unearned	of Unearned
	Underlying	Underlying	Securities			Shares or	or Stock	Shares,	Shares, Units
	Unexercised	Unexercised	Underlying			Units of	Units of	Units or	or Other
	Options	Options	Unexercised	Option	Option	Stock That	Stock That	Other Rights	Rights That
	(#)	(#)	Unearned	Exercise	Expiration	Have Not	Have	That Have	Have Not
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date	Vested (#)	Vested ($)	Not Vested (#)	Vested (#)

Magill, Marty	12,500	37,500	—	22.31	4/28/2013	—	—	—	—
Chief Sales Officer
Masters, Bill	25,000	—	—	19.90	10/4/2014	—	—	—	—
Former Chief Information Officer **
Masters, Bill	1,790	—	—	27.50	12/2/2012	—	—	—	—
Former Chief Information Officer **
Adkison, Mark	50,000	—	—	13.59	10/27/2008	1,400	—	—	—
Chief Specialty Officer
Adkison, Mark	—	8,170	—	22.45	12/20/2014	2,620	—	—	—
Chief Specialty Officer
Adkison, Mark	1,275	3,825	—	27.50	12/2/2012	—	—	—	—
Chief Specialty Officer
Adkison, Mark	—	9,510	—	15.20	9/7/2013	—	—	—	—
Chief Specialty Officer

*	As of May 21, 2007, Mr. Smith’s and Mr. Baskin’s employment with NMHC was terminated.

**	As of May 21, 2007, Mr. Masters’ employment relationship as NMHC’s Chief Information Officer was terminated. However, Mr. Masters provided consulting services to NMHC through June 28, 2007.

(1)	The options granted to the executive officers vest in equal annual installments over a period of four years except the following: (i) the option to purchase 100,000 shares granted to Mr. Erickson vests upon a change of control; (ii) the option to purchase 40,000 shares granted to Mr. Smith vests in equal annual installments over a period of five years; (iii) the option to purchase 50,000 shares granted to Mr. Adkison vests in equal annual installments over a period of three years; and (iv) the option to purchase 8,170 shares granted to Mr. Adkison is subject to four year-cliff vesting.

(2)	Subject to four year cliff-vesting.

Director Compensation Table

					Change in
					Pension Value
	Fees				and
	Earned or				Nonqualified
	Paid in			Non-Equity	Deferred
	Cash	Stock	Option	Incentive Plan	Compensation	All Other
Name	($)(1)	Awards ($)	Awards ($)	Compensation ($)	Earnings	Compensation ($)	Total ($)

Ajouz, Michael B.(4)	—	—	—	—	—	—	—
Angowtiz, Gerald	92,500	2,990	100,205	—	—	—	195,695
Durity, Harry G.	—	—	102,873	—	—	—	102,873
Flaherman, Michael T.(4)	—	—	—	—	—	—	—
Grusky, Robert R.(4)	—	—	—	—	—	—	—
Hébert, Daniel B	71,250	2,990	21,611	—	—	—	95,851
Klinksy, Steven B.(2)	—	—	—	—	—	—	—
Konigsberg, Paul	88,750	2,990	100,205	—	—	—	191,945
Smith, James F.(2)	347,596	80,677	570,534	45,000	—	4,077	1,047,885
Shaw, David E.(3)(4)	—	—	—	—	—	—	—

(1)	Mr. Erickson, our Chairman of the Board of Directors, is also a named executive officer of the Company and his compensation is reflected in the Summary Compensation Table. He is not included in this table.

(2)	Mr. Smith resigned as a member of the Board of Directors, effective August 17, 2007. See the Summary Compensation Table for compensation information.

(3)	Mr. Shaw resigned from our Board of Directors effective February 23, 2007.

(4)	Messrs. Ajouz, Flaherman Grusky and Klinsky (and Shaw until his resignation) are appointed by New Mountain Partners and chose not to receive any compensation for serving as Directors.

Potential Payments Upon Termination or Change in Control

Mr. Smith, Mr. Baskin and Mr. Masters departed the Company during fiscal 2007. The Company entered into departure and general release agreements with these named executive officers (and additionally with respect to Mr. Masters, a consulting agreement) in order to clarify the parties’ obligations going forward. The Company’s obligations under these new agreements were in lieu of the severance obligations owed to the executives under their existing employment agreements. Please see the section titled “Separation, Consulting, & General Release Agreements” beginning on page 13 for additional information regarding the terms of these agreements.

On March 12, 2007, Mr. Erickson was granted an option to purchase 100,000 shares of the Company’s common stock at an exercise price of $14.02 in connection with his appointment as the Company’s Chairman of the Board of Directors (see page 12 for the details of the grant). In the event Mr. Erickson (i) resigns at the request of the Board of Directors or is otherwise involuntarily terminated (in either case other than for cause as described in the NMHC Chairman Agreement) and (ii) a change of control has occurred, Mr. Erickson’s option shall vest and become fully exercisable. Mr. Erickson’s option also vests and becomes fully exercisable in the event of a change of control prior to February 23, 2008. Assuming Mr. Erickson’s option vested and became fully exercisable, the intrinsic value of such option award as of the end of Company’s most recent fiscal year based on the closing price of the Company’s common stock on June 29, 2007 was $198,000.

Mr. Erickson and New Mountain Capital are currently negotiating the final terms the New Mountain Agreement pursuant to which it is anticipated that Mr. Erickson will provide, through ECG, strategic management services to New Mountain Capital with respect to its current and prospective investment activities, including with respect to the Company. Please see the section titled “Employment Arrangement of Thomas W. Erickson, Chairman of the Board and Chief Executive Officer” beginning on page 14 for additional information regarding the anticipated terms of the New Mountain Agreement. In the event of a change of control of the Company as of June 29, 2007, Mr. Erickson would have received a payment of $1 million under the anticipated terms of the New Mountain Agreement had it been in effect as of such date.

During fiscal 2007, the Company’s employment of each of Mr. Diamond, Mr. Magill and Mr. Adkison was subject to the terms of an offer letter, which provided limited severance benefits for the executive in connection with the termination of his employment without cause and for certain other reasons. The Compensation Committee determined in late fiscal 2007 that it was in the best interests of the Company to begin negotiating new employment agreements with all of the executive officers, excluding Mr. Erickson. The Compensation Committee’s determination was based in part, on the desire to have a consistent agreement with each of the Company’s executive officers and, in part, on the desire to clarify the terms of each executive officer’s employment with the Company. The basic terms of these agreements were approved by the Compensation Committee on August 8, 2007 and Mr. Erickson was authorized to negotiate the specific terms of the employment agreements with each executive officer. The definitive employment agreements were entered into in November 2007 after the Compensation Committee approved the final terms of the employment agreements and the actions taken by Mr. Erickson in connection with negotiating the employment agreements. Please see the section titled “Employment Agreements and Certain Payments to Named Executive Officers Upon Termination of Employment” beginning on page 14 for additional information regarding these employment agreements. Had the new employment agreements been in effect as of the end of fiscal 2007, in the event of a termination of employment without cause as of June 29, 2007, Mr. Diamond would have received a severance payment of $300,000, plus certain benefits (estimated to be worth $10,203); Mr. Magill would have received a severance payment of $275,000, plus certain benefits (estimated to be worth $10,203); and Mr. Adkison would have received a severance payment of $220,000, plus certain benefits (estimated to be worth $10,203). In the event such termination of employment followed a change of control, Mr. Diamond would have received a severance payment of $450,000, plus certain benefits (estimated to be worth $10,203); Mr. Magill would have received a severance payment of $412,500, plus certain benefits (estimated to be worth $10,203); and Mr. Adkison would have received a severance payment of $330,000, plus certain benefits (estimated to be worth $10,203).

Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of October 1, 2007, concerning the persons or entities known to us to be the beneficial owner of more than 5% of the shares of our common stock as well as the number of shares of common stock that our directors and certain executive officers beneficially own, and that our directors and executive officers own as a group. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned. Unless otherwise indicated, the business address of each stockholder listed below is c/o National Medical Health Card Systems, Inc., 26 Harbor Park Drive, Port Washington, New York 11050.

		Number of Shares		Percentage
Name and Address of Beneficial Owner	Title of Class	Beneficially Owned		Owned

Principal Stockholders:
New Mountain Partners, L.P.	series A redeemable	6,790,797	(1)	55.1%**
787 Seventh Avenue, 49th Floor New York, NY 10019	convertible preferred stock
New Mountain Affiliated Investors, L.P.	series A redeemable	165,725	(1)	2.9%**
787 Seventh Avenue, 49th Floor New York, NY 10019	convertible preferred stock
Discovery Group I, LLC(2)	common stock	880,017		15.9%
191 North Wacker Drive, Suite 1685 Chicago, IL 60606
Pequot Capital Management, Inc.(3)	common stock	601,900		10.9%
500 Nyala Farm Road Westport, CT 06880
Millenco, L.L.C.(4)	common stock	492,457		8.9%
666 Fifth Avenue New York, NY 10103
Highbridge International LLC(5)	common stock	285,000		5.2%
27 Hospital Road Grand Cayman, Cayman Islands British West Indes
T. Rowe Price Associates, Inc.(6)	common stock	280,600		5.1%
100 E. Pratt Street Baltimore, MD 21202
S.A.C. Capital Advisors, LLC(7)	common stock	275,500		5.0%
72 Cummings Point Road Stamford, CT 06902

				Aggregate
				Stock Option
				Grants
				Exercisable
				Within 60
				Days of	Percentage
Name of Beneficial Owner	Title of Class	Shares Owned		October 1, 2007	Owned

Directors and Executive Officers:
Steven B. Klinsky(8)	series A redeemable convertible preferred stock	6,956,522	(2)	—	55.7	%**
Michael B. Ajouz(9)	—	—		—	—
Gerald Angowitz	common stock	4,100		27,903	*
G. Harry Durity	common stock	—		20,653	*
Thomas W. Erickson(10)	—			—	—
Michael T. Flaherman(11)	—	—		—	—
Robert R. Grusky(12)	—	—		—	—
Daniel B. Hébert	common stock	—		1,250	—
Paul Konigsberg	common stock	—		27,903	*
David E. Shaw(13)	—	—		—	—
James F. Smith	common stock	—		—	—
Stuart Diamond	common stock	—		26,924	*
Bill Masters	common stock	—		—	—
Mark Adkison	common stock	—		53,653	*
Tery Baskin	common stock	37,850		—	*
Martin Magill	common stock	—		12,500	*
All executive officers and directors as a group (15 persons)	common stock	6,998,472		170,786	56.7	%**

*	Less than 1%.

**	Assuming the conversion into common stock of (a) in the case of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P., only the shares of series A redeemable convertible preferred stock held by such person, and (b) in the case of Mr. Klinsky and all executive officers and directors as a group, the shares of series A redeemable convertible preferred stock held by both New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Common stock issuable upon conversion of the series A redeemable convertible preferred stock is included in the number of outstanding common shares (denominator) calculation only for these persons.

(1)	This information is based upon a Schedule 13D/A filed by New Mountain Partners, L.P., New Mountain Affiliated Investors, L.P., New Mountain GP, LLC, New Mountain Investments, L.P. and Steven B. Klinsky, with the Securities and Exchange Commission on February 28, 2007. Assuming the conversion into common stock of (a) in the case of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P., the shares of series A redeemable convertible preferred stock held by such person and (b) in the case of Mr. Klinsky and all executive officers and directors as a group, the shares of series A redeemable convertible preferred stock held by both New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. The series A redeemable convertible preferred stock is convertible at $11.50 per share, and it is redeemable by New Mountain partners on March 19, 2014, and by the Company beginning on March 19, 2008, subject to certain conditions.

See footnote 3 of the Company’s audited financial statements in the Company’s Annual Report on Form 10-K for a full description of the series A redeemable convertible preferred stock.

(2)	This information is based upon a Schedule 13G/A filed by Discovery Group I, LLC, Discovery Equity Partners, L.P., Daniel J. Donoghue and Michael R. Murphy, as a group, with the Securities and Exchange

Commission on February 12, 2007 and subsequent filings on Form 4. As indicated therein, Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy had the shared voting and investment power of the 880,017 shares reported as beneficially owned. As of such date, Discovery Equity Partners, L.P. was the beneficial owner of 744,963 shares for which Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy had the shared voting and investment power. Discovery Equity Partners, L.P., Mr. Donoghue and Mr. Murphy are located at: Hyatt Center, 24th Floor, 71 South Wacker Drive, Chicago, Illinois 60606.

(3)	This information is based upon a Schedule 13G/A filed by Pequot Capital Management, Inc. (“Pequot”) with the Securities and Exchange Commission on March 12, 2007. Pequot is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and, as such, has beneficial ownership of the shares reported pursuant to the Schedule 13G/A through the investment discretion it exercises over its clients’ accounts. Pequot has reported therein that it has sole investment discretion over all 601,900 shares and sole voting authority over 588,800 of such shares.

(4)	This information is based upon a Schedule 13D/A filed by Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander, as a group, with the Securities and Exchange Commission on March 9, 2007. Millenco, L.L.C., a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company (“Millennium Management”), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco. The business address for Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

(5)	This information is based upon a Schedule 13G filed by Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca, with the Securities and Exchange Commission on May 30, 2007. As indicated therein, Highbridge Capital Management, LLC, Highbridge International LLC, Glenn Dubin and Henry Swieca had the shared voting and investment power of the 285,000 shares reported as beneficially owned. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC.

(6)	This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the Securities and Exchange Commission on February 14, 2007. T. Rowe Price has reported therein that it has sole investment discretion over all 280,600 shares and sole voting authority over 58,600 of such shares.

(7)	This information is based upon a Schedule 13G filed by S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC, S.A.C. Capital Associates, LLC and Steven A. Cohen, with the Securities and Exchange Commission on May 29, 2007. As indicated therein, S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC, S.A.C. Capital Associates, LLC and Steven A. Cohen had the shared voting and investment power of the 275,500 shares reported as beneficially owned.

(8)	New Mountain Investments, L.P. (“NMI”) is the general partner of New Mountain Partners, L.P. New Mountain GP, LLC (“NM”) is the general partner of each of New Mountain Partners, L.P, and New Mountain Affiliated Investors, L.P. Mr. Klinsky is the sole member of NM; his address is 787 Seventh Avenue, 49th Floor, New York, NY 10019. Each of Mr. Klinsky and NM disclaims beneficial ownership of the shares that may be owned by New Mountain Partners, L.P., New Mountain Affiliated Investors, L.P. and NMI, except to the extent of his and its pecuniary interest therein.

(9)	Mr. Ajouz is a limited partner in NMI which is the general partner of New Mountain Partners, L.P. Mr. Ajouz disclaims beneficial ownership of the shares owned by New Mountain Partners, L.P., except to his pecuniary interest therein.

(10)	Mr. Erickson was appointed by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. and elected to our Board of Directors as chairman on February 23, 2007 to fill the vacancy created by the resignation of Mr. Shaw. Mr. Erickson was appointed interim chief executive officer and president on May 21, 2007. See page 12 for a description of his compensation including the grant of an option to purchase 100,000 shares of the Company’s common stock.

(11)	Mr. Flaherman is a limited partner in NMI which is the general partner of New Mountain Partners. Mr. Flaherman disclaims beneficial ownership of the shares owned by New Mountain Partners, L.P., except to his pecuniary interest therein.

(12)	Mr. Grusky is a limited partner in NMI which is the general partner of New Mountain Partners, L.P. Mr. Grusky disclaims beneficial ownership of the shares owned by New Mountain Partners, L.P., except to his pecuniary interest therein.

(13)	Mr. Shaw, a director appointed by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P., resigned from our Board of Directors, effective February 23, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of June 30, 2007:

	Number of		Number of Securities
	Securities to be		Remaining Available for
	Issued Upon	Weighted-Average	Future Issuance Under
	Exercise of	Price of	Equity Compensation
	Outstanding	Outstanding	Plans (Excluding
	Options, Warrants,	Options, Warrants	Securities Reflected in
Plan Category	and Rights	and Rights	Column (a))

Equity Compensation Plans approved by security holders(1)	1,144,136	$22.22	1,115,107
Equity Compensation Plans approved by security holders(2)	42,540	—	657,460
Equity Compensation Plans not approved by security holders	—	—	—

(1)	Reflects information about outstanding and issuable options under the 1999 Stock Option Plan, as amended.

(2)	Reflects information about outstanding and issuable restricted stock awards under the Amended and Restated 2000 Restricted Stock Grant Plan.

Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Director Independence

The Board of Directors has determined that Messrs. Angowitz, Konigsberg and Hébert are independent directors, and that each of them will be independent for the purposes of Nasdaq’s amended governance listing standards. The remaining members of the Board of Directors do not satisfy the SEC and the Nasdaq “independence” definitions and therefore our board does not have a majority of independent directors. This is permissible under applicable Nasdaq listing standards because New Mountain Partners owns more than 50% of the voting power of our stock. As a “controlled company” within the meaning of relevant Nasdaq listing standards (Rule 4350(c)), we are not required to comply with certain provisions that would require us to have a majority of independent directors serving on our Board of Directors, or our standing Nominating and Corporate Governance and Compensation Committees, all of whose members must be “independent” under Nasdaq standards. In creating this exception, the Nasdaq has recognized that majority shareholders, including parent companies, have the right to select directors and control certain key decisions, such as executive officer compensation, by virtue of their stock ownership rights. To summarize, because we are a controlled company, we are exempt from certain of the requirements of the Nasdaq listing standards, including those relating to having:

(1) a majority of independent directors on the board; as noted, the Board of Directors has determined that only three of the 9 directors will be “independent” under applicable Nasdaq and SEC requirements because the remaining directors are either our executive officers or are affiliated with our controlling stockholder, New Mountain Partners, LP;

(2) a standing nominating and corporate governance committee composed entirely of “independent” directors; and

(3) a standing compensation committee composed entirely of “independent” directors as defined by the Nasdaq listing standards. Our Compensation Committee, which makes decisions on annual salary, cash bonus and option awards to our executive officers, has a member that is not independent.

Indebtedness of Management

For fiscal year ended June 30, 2007, our officers, directors and affiliates have no indebtedness to us.

Related Party Transactions

It is our policy to have the Audit Committee review and approve all related party transactions. For fiscal year ended June 30, 2007, we had two related party transactions (see description of real estate transaction with Living In Style, LLC as described below under “Real Estate” in this Item 13 and the consultant relationship with Mr. James Bigl in Footnote 12 of our Annual Report on Form 10-K for fiscal year ended June 30, 2007). Our Audit Committee reviewed and approved both of the related party transactions.

Real Estate

We rented two houses from Living In Style, LLC, an entity owned partially by Tery Baskin, a former executive officer, and James Bigl, a former Chairman and Chief Executive Officer, which were used for out-of-town employees when they were visiting our Port Washington, New York headquarters. Pursuant to leases dated May 1, 2002, which expired April 30, 2007, we paid an aggregate of $128,000 in rent for these two facilities during the fiscal year ended June 30, 2007. Upon their expiration, we did not renew the leases for these two houses. We believe the related party transactions described above were negotiated on terms as favorable in the aggregate as could have been obtained from unrelated third parties.

Item 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of our annual consolidated financial statements for the fiscal years ended June 30, 2007 and June 30, 2006, as well as fees billed for other services rendered by Ernst & Young LLP during those periods:

	Fiscal 2007	Fiscal 2006

Audit Fees(1)	$1,706,939	$863,000
Audit-Related Fees(2)	$—	$50,000
Tax Fees(3)	$—	$—
All Other Fees(4)	$22,629	$—
Total Fees	$1,729,568	$913,000

(1)	Audit fees are fees paid for professional services rendered for the audit of our annual consolidated financial statements, the audit of management’s assessment of our internal control over financial reporting and Ernst & Young’s own audit of our internal control over financial reporting, and for reviews of our interim consolidated financial statements included in our Quarterly Reports on Form 10-Q. Audit fees also include fees for work generally only the independent auditor can be expected to provide such as services associated with documents filed with the SEC and with assistance in responding to SEC comment letters, as well as reports on internal control reviews required by regulators.

(2)	Audit-related fees are fees paid for assurance and related services performed by our independent auditors including due diligence services related to contemplated mergers and acquisitions, and consulting on various accounting matters. Fees for these services have been approved by our Audit Committee.

(3)	Tax fees are fees paid for tax compliance, tax planning and tax advice.

(4)	All other fees include any fees earned for services rendered by Ernst & Young LLP during 2007 and 2006 which are not included in any of the above categories. Fees for these services have been approved by our Audit Committee.

Policy Regarding Pre-Approval of Services Provided by the Independent Auditors

The Audit Committee Charter requires the Audit Committee’s pre-approval of all services, both audit and permitted non-audit, to be performed for us by the independent auditors. In determining whether proposed services are permissible, the Audit Committee considers whether the provision of such services is compatible with maintaining auditor independence. As part of its consideration of proposed services, the Audit Committee may (i) consult with management as part of the decision making process, but may not delegate this authority to management, and (ii) delegate, from time to time, its authority to pre-approve such services to one or more Audit Committee members, provided that any such approvals are presented to the full Audit Committee at the next scheduled Audit Committee meeting.

All fiscal year 2007 audit and non-audit services provided by the independent registered public accounting firm were pre-approved.

PART IV

Item 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are being filed as part of this report on Form 10-K/A:

(b) Exhibits

Exhibit
Number		Description of Exhibit

2	.1+	Stock Purchase Agreement dated as of July 31, 2003 by and among NMHC and Portland Professional Pharmacy, Portland Professional Pharmacy Associates and the individuals listed on Schedule I thereto(4)
2	.2+	Amended and Restated Preferred Stock Purchase Agreement dated November 26, 2003 by and between NMHC and New Mountain Partners, L.P.(6)
2	.3+	Asset Purchase Agreement dated as of April 1, 2004 among NMHC, Inteq PBM, LP, Inteq-RX Group, LLP, and the other persons named therein(9)
2	.4+	Stock Purchase Agreement dated March 7, 2005 by and among NMHC, PCN Acquisition Corp., Pharmaceutical Care Network, and California Pharmacists Association(15)
3.1		Certificate of Incorporation of NMHC(2)
3.2		Certificate of Amendment of the Certificate of Incorporation of NMHC(8)
3.3		Amended and Restated By-Laws of NMHC(16)
4.1		Specimen of Common Stock Certificate(25)
4.2		Specimen of Series A Redeemable 7% Convertible Preferred Stock Certificate (25)
4.3		Form of Representatives’ Warrant Agreement by and among NMHC, Ryan, Beck & Co., Inc. and Pennsylvania Merchant Group, including form of Warrant Certificate(1)
4.4		Certificate of Designations, Preferences and Rights of Series A Redeemable 7% Convertible Preferred Stock of NMHC(8)

Exhibit
Number		Description of Exhibit

4.5		Registration Rights Agreement dated March 19, 2004 by and among NMHC, New Mountain Partners, L.P. , and New Mountain Affiliated Investors, L.P.(25)
10	.1+	Credit Agreement dated as of January 28, 2005 among NMHC, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger(14)
10.2		Amendment No. 1 to Credit Agreement, dated as of March 7, 2005 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto(25)
10.3		Amendment No. 2 to Credit Agreement, dated as of September 28, 2005 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto(25)
10.4		Amendment No. 3 and Waiver to Credit Agreement, dated as of December 8, 2006 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto(22)
10.5		Waiver to Credit Agreement, dated as of February 16, 2007 to the Credit Agreement dated as of January 28, 2005 by and among NMHC, JPMorgan Chase Bank, N.A., as Administrative Agent and the Lenders party thereto(23)
10.6		Lease Agreement dated November 18, 2002 between Sunbeam Development Corporation and NMHCRx Mail Order, Inc.(4)
10.7		Lease Expansion and Modification Agreement dated July 31, 2003 between Sunbeam Development Corporation and NMHCRx Mail Order, Inc.(4)
10	.8*	Prime Vendor Agreement dated May 1, 2006, by AmerisourceBergen Drug Corporation, and NMHCRx Mail Order, Inc. d/b/a NMHC Mail(20)*
10.9		Health Card Sublease Agreement dated as of December 1, 2004, between BFS Realty, LLC, as Sublessor and NMHC, as Sublessee(25)
10	.10#	NMHC Amended and Restated 2000 Restricted Stock Grant Plan(12)
10	.11#	NMHC 1999 Stock Option Plan, as amended on March 18, 2004(8)
10	.12#	Form of Restricted Stock Grant Agreement(19)
10	.13#	Form of Stock Option Agreement between NMHC and Non-Employee Directors dated May 4, 2004 for a grant of 15,000 shares of common stock(10)
10	.14#	Form of Stock Option Agreement between NMHC and Non-Employee Directors dated May 4, 2004 for a grant of 20,000 shares of common stock(10)
10	.15#	Form of Stock Option Agreement between NMHC and Senior Management dated December 20, 2004(13)
10	.16#	Form of Stock Option Agreement between NMHC and Non-Employee Directors dated December 21, 2004(13)
10	.17#	Form of Stock Option Agreement between NMHC and Non-Employee Directors(17)
10	.18#	Form of Stock Option Agreement between NMHC and Senior Executive Officers(17)
10	.19#	Form of Severance Agreement and General Release for Senior Executive Officers(17)
10	.20#	Form of Excise Tax Gross-Up Agreement between NMHC and Executive Officers(21)
10	.21#	Form of Indemnification Agreement(19)
10	.22#	Employment Agreement by and between NMHC and Mr. Stuart Diamond, dated December 16, 2005(18)
10	.23#	Agreement by and between NMHC and Mr. Thomas W. Erickson, dated February 23, 2007(24)
10	.24#	Stock Option Agreement by and between NMHC and Mr. Thomas W. Erickson, dated March 12, 2007(25)
10	.25#	Consulting Agreement and Departure Agreement and General Release Agreement between NMHC and Mr. Bill Masters, dated June 4, 2007(25)

Exhibit
Number		Description of Exhibit

10	.26#	Departure Agreement and General Release between NMHC and Mr. Tery Baskin, dated August 1, 2007(25)
10	.27#	Stock Option Agreement dated August 30, 2004 between NMHC and Mr. James F. Smith(11)
10	.28#	Employment Agreement dated August 30, 2004 by and between NMHC and Mr. James F. Smith(11)
10	.29#	Departure Agreement and General Release between NMHC and Mr. James F. Smith, dated August 17, 2007 (25)
10	.30#	National Medical Health Card Fiscal Year 2007 Corporate Incentive Plan(25)
10	.31#	Form of Severance Agreement with executive officers(25)
10.32		Support Agreement dated October 30, 2003, by and among NMHC, the Persons listed as stockholders on Schedule A attached thereto, and New Mountain Partners L.P.(7)
10.33		Management Rights Letter dated March 19, 2004, by and between New Mountain Partners, L.P., a Delaware limited partnership and NMHC(25)
10	.34#	Employment Agreement dated June 4, 2001, between NMHC and Mr. Tery Baskin (3)
10	.35#	General Release dated June 28, 2007, between NMHC and Mr. Bill Masters (25)
10	.36#	Stock Option Agreement dated October 27, 2003 between NMHC and Mr. Mark Adkison (25)
10	.37#	Stock Option Agreement dated May 6, 2005 between NMHC and Mr. Robert Kordella (25)
10	.38#	Stock Option Agreement dated October 4, 2004 between NMHC and Mr. Bill Masters (11)
10	.39#	Stock Option Agreement dated September 17, 2004 between NMHC and Mr. Tery Baskin (25)
21.1		List of Subsidiaries (25)
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (25)
31.1		Rule 13a-14(a)/15d-14(a) Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act (25)
31.2		Rule 13a-14(a)/15d-14(a) Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act (25)
31.3		Rule 13a-14(a)/15d-14(a) Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act
31.4		Rule 13a-14(a)/15d-14(a) Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act
32.1		Section 1350 Certification of CEO as adopted by Section 906 of the Sarbanes-Oxley Act (25)
32.2		Section 1350 Certification of CFO as adopted by Section 906 of the Sarbanes-Oxley Act (25)

*	Certain information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

#	Management contract or compensatory plan or arrangement.

+	As directed by Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Denotes document filed as an Exhibit to NMHC’s Registration Statement on Form S-1 (Registration Number: 333-72209) and incorporated herein by reference.

(2)	Denotes document filed as Exhibit C to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on December 21, 2001 and incorporated herein by reference.

(3)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference.

(4)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K for the fiscal year ended June 30, 2003 and incorporated herein by reference.

(5)	Denotes document filed as an Exhibit to NMHC’s Report on Form 10-K/A Amendment Number 2 for the fiscal year ended June 30, 2003 and incorporated herein by reference.

(6)	Denotes document filed as Annex B to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on February 19, 2004 and incorporated herein by reference.

(7)	Denotes document filed as Annex E to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on February 19, 2004 and incorporated herein by reference.

(8)	Denotes document filed as an Exhibit to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2004 and incorporated herein by reference.

(9)	Denotes document filed as an Exhibit to NMHC’s Form 8-K filed on April 14, 2004 and incorporated herein by reference.

(10)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2004 and incorporated herein by reference.

(11)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated herein by reference.

(12)	Denotes document filed as Appendix D to NMHC’s Definitive Proxy Statement on Schedule 14-A filed on October 28, 2004 and incorporated herein by reference.

(13)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended December 31, 2004 and incorporated herein by reference.

(14)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 3, 2005 and incorporated herein by reference.

(15)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on March 11, 2005 and incorporated herein by reference.

(16)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on November 14, 2005 and incorporated herein by reference.

(17)	Denotes document filed as an exhibit to NMHC’s Form 10-Q for the fiscal quarter ended December 31, 2005 and incorporated herein by reference.

(18)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on January 26, 2006 and incorporated herein by reference.

(19)	Denotes document filed as an exhibit to NMHC’s Form S-8 filed on February 3, 2006 and incorporated herein by reference.

(20)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2006 and incorporated herein by reference.

(21)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on September 22, 2006 and incorporated herein by reference.

(22)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on December 13, 2006 and incorporated herein by reference.

(23)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 20, 2007 and incorporated herein by reference.

(24)	Denotes document filed as an exhibit to NMHC’s Form 8-K filed on February 28, 2007 and incorporated herein by reference.

(25)	Denotes document filed as an exhibit to NMHC’s Form 10-K for the fiscal year ended June 30, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

By	/s/ Thomas W. Erickson
Thomas W. Erickson
Chairman of the Board, Chief Executive Officer
and President

Date: December 4, 2007

THE EXCHANGE AGENT AND DEPOSITARY FOR THIS OFFER IS:

Mellon Investor Services LLC
Facsimile Number (for Banks and Brokers only): (412) 209- 6443
Confirm Facsimile only: (201) 680-4860

By Hand Delivery or Overnight Delivery:	By Mail:
Mellon Investor Services LLC Attn: Corporate Actions Department 480 Washington Blvd Mail Drop-Reorg Jersey City, NJ 07310	Mellon Investor Services LLC Attn: Corporate Actions Department Post Office Box 3301 South Hackensack, NJ 07606

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed below. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth below, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

THE INFORMATION AGENT FOR THIS OFFER IS:

You may obtain information regarding the Exchange Offer from the Information Agent as follows:

Kingsdale Shareholder Services, Inc.
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone: 1-866-851-3215
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272